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Restore the Shine to Medallion Financial



You need an ally at Medallion

Vote FOR BIMIZCI's director nominees

If you held stock on April 13, 2026 you can vote, even if you've since sold

Meet our nominees › Vote for our nominees ›

Dear Fellow Stockholder,

We are MFIN's **4th largest institutional stockholder** with 407,000 shares. We also own $15 million (par value) of MFIN's preferred securities. We are here because we want our investment to increase in value. Medallion, as-is, can't deliver. **Change is absolutely necessary. Now.**

Technology is transforming consumer lending in real time. It will be very disruptive, and companies that don't adapt will struggle or die. The consumer outlook is getting cloudier. Sub-par operations for a lender are not an option.

MFIN's current board just isn't built for this moment. 5 of 8 directors will soon be over 80, including 2 over 85, and 3 of 8 are family members. Five months after MFIN's then-President agreed to permanent federal injunctions against future securities law violations, MFIN's board promoted him to CEO.

We will show you how MFIN has underperformed. Why its valuation multiples are so low. And **how our three independent board nominees, if elected by you, will deliver the change MFIN needs.**

Thank you for your support.

Medallion has underperformed

0.81x
Price/Tangible Book
Avg. 0.93x over the last 4 quarters, well below 1.20x for similar-sized bank lenders

-17, -2, -52
MFIN stock returns
–17% YTD, –2% in 1 year, –52% down from the post-GFC peak (4Q13)

4.0%
Recreation Charge-offs
Annual charge-offs in 2025. **Highest** since 2010. Recreation is 63% of all loans

20%
Non-Performing Commercial Loans
Contributed to a $73.5 million SBA loan default

↓36%
Est. earnings decline
Analysts estimates for 2026 versus 2025 actual earnings

$79 million
Paid to MFIN executives
From 2018-2025. $17 million more than stock dividends/buybacks

... MFIN and its CEO are under permanent federal injunctions

... and MFIN stock has badly lagged the indexes

Compare with: MFIN Russell 2000 S&P 500 KBW Bank Index

YTD 1Y 3Y 5Y 15Y


+400%


Apr 14, 2026
MFIN: 98.0 (-2.02%)
Russell 2000: 320.2 (+220.18%)
S&P 500: 520.7 (+420.74%)
KBW Bank Index: 332.6 (+232.60%)
+300%
+200%
+100%
0%
-100%
May 11
May 16
May 21
May 26
All series normalized to 100 at the start of the selected period.
MFIN
Russell 2000
S&P 500
KBW Bank Index

Medallion's current board is not equipped to create value

The board has entrenched itself and has not **held management accountable**

Board agreed to pay **$20 million** to 2 directors (the Mursteins) if Medallion is sold

5 of 8 directors will be **80** years old or over within the year

CEO/director has a **judgment against him** connected to an SEC fraud lawsuit


Medallion's
Current Board

3 of 8 directors are Murstein **family** members

Directors have an **18 year avg. tenure** on Medallion's or an affiliate's board.

Classified board means **only 2 or 3 directors** can be replaced annually

The lead "independent" director has been with Medallion for **23 years**

Agreed to **pay Alvin Murstein $3.4 million** if they did not renominate him to the board

We have a plan to increase stockholder value

Improve Governance

Focus on Technology

Operational Efficiency

Diversify Revenues

Capital Allocation

Regulatory Relationships

- Adopt a mandatory retirement age and term limits of less than 10 years for directors
- Declassify the board so all directors are held accountable by stockholders every year
- Create a Technology Committee to systematically plan out what MFIN must do to compete in the near- and long-term
- Reduce family representation on the Board to no more than one Murstein and install a Lead Independent Director with no prior service on any Medallion entity
- Reduce the 75% supermajority threshold for stockholder-initiated bylaw amendments and director removal to a simple majority
- Bring in an impartial 3rd party to investigate prior, material governance lapses to reassure investors
- Ensure the prior compensation clawback policy for detrimental conduct is re-installed and that the code of ethical conduct is applied consistently

We have a plan to increase stockholder value

Improve Governance

Focus on Technology

Operational Efficiency

Diversify Revenues

Capital Allocation

Regulatory Relationships

- Hire a full-time Chief Technology Officer
- Build or acquire a tech-forward servicing and collections platform instead of outsourcing
- Replace static, backward-looking underwriting with dynamic ML-based credit decisioning and risk-based pricing
- Build a best-in-class proprietary application processing and decisioning automation
- Set aggressive goals for the phase-in of AI-native/enabled operational upgrades
- Partner with pioneering underwriting software companies to enhance existing systems
- Establish the infrastructure to take advantage of fintech disruptions such as tokenization

We have a plan to increase stockholder value

Improve Governance

Focus on Technology

Operational Efficiency

Diversify Revenues

Capital Allocation

Regulatory Relationships

- Right-size the executive team to jettison redundancy and reduce executive compensation that's currently 30% of unadjusted net income
- Internalize the SST servicing/collections relationship that cost $18.2 million in 2025 – this is a competitive advantage for lenders with subprime exposure
- Reset incentive thresholds and metrics towards a combination of sustainable returns and market valuations rather than rewarding non-recurring items
- Expand funding sources beyond (mostly) brokered CDs to reduce funding costs and increase flexibility
- Silo high-risk loan categories and conduct an in-depth impact analysis based on a potential downside macro shock
- End the Manhattan lease and its $1.8 million annual lease expense – it serves no operational purpose
- Conduct a top-down analysis of back-office functions to determine process improvements due to technology initiatives

We have a plan to increase stockholder value

Improve Governance

Focus on Technology

Operational Efficiency

Diversify Revenues

Capital Allocation

Regulatory Relationships

- Focus on the two goals: a scale business for conventional financing and collateral types; a margin business for bespoke borrowers and unique collateral types
- Vastly reduce consumer discretionary and cyclical exposure
- Establish the credit risk management skill-set to allow careful build-out of non-consumer discretionary, commercial (not mezzanine) and C&I verticals
- Establish a robust loan sale and, preferably, a securitization program to generate consistent fee income and excess spread
- Use a built or acquired servicing platform as a revenue center, including for servicing retained opportunities for loan sales/securitizations
- With a direct customer relationship (through servicing), explore cross-sell opportunities

We have a plan to increase stockholder value

Improve Governance

Focus on Technology

Operational Efficiency

Diversify Revenues

Capital Allocation

Regulatory Relationships

- Stop the banking as a service model (as it currently is) – it is generating losses and is a distraction from high ROE opportunities
- Renting out a balance sheet (even for short periods) positions the Company as a commoditized balance-sheet provider
- Past poor return investments, including — a NASCAR franchise; a professional lacrosse team; a fine arts business; a taxi advertising business; a consultancy — cannot be repeated
- Investing in servicing/collections as a revenue (and loss mitigation) vertical would create a tremendous ROIC
- In the event of a depressed stock price, even after the common-sense changes BIMIZCI has recommended are followed, stock buybacks would be very accretive

We have a plan to increase stockholder value



Improve Governance


AI

Focus on Technology



Operational Efficiency



Diversify Revenues



Capital Allocation



Regulatory Relationships

- Relations with the SEC and SBA have been severely harmed; they must be fixed
- Credit and “sources of strength” issues could result in heavier scrutiny by regulators in a macro downturn
- Smart loan growth into new lending lines will need regulatory support if the end borrower and loan type materially change from the status quo
- Potential acquisitions of accretive, value-add businesses will be easier with regulatory trust established
- Creating another board seat for an independent, seasoned professional with regulatory experience would help with credibility

Meet our three independent nominees for the board of Medallion



TECHNOLOGY & GOVERNANCE

Eric Kelly

Medallion needs a tech-first, AI-native/enabled consumer finance platform. The current Board has no technology operator to build one. Eric Kelly has been Chairman and CEO of two NASDAQ-listed technology companies and sits today on the Technology Committee of Sabre Corporation and the Audit and Risk Committee of Guardian Life, a Fortune 500 mutual insurer.

MORE ›



GOVERNANCE & STRATEGY

John Kiernan

Medallion needs strategic transformation, not incremental adjustment, and must make tough choices. John Kiernan has executed exactly that. As CEO of Alico, he led the pivot from a six-decade legacy citrus producer to a diversified land company, delivering approximately 41% total stockholder return in calendar 2025. He is also an NACD-Certified Director and a former independent director of a NASDAQ-listed community bank.

MORE ›



RISK ASSESSMENT & FINANCE

Tim Shanahan

Medallion has a history of major valuation and credit lapses, one of which led to $270 million in net charge-offs. The Board needs a director with senior risk-assessment and financial-diligence expertise. Tim Shanahan has spent his career as a trusted advisor finding the financial problems others have missed. He has led pivotal, strategic transformations and run global operations as a CFO.

MORE ›

MFIN insiders own 29% of the stock, retail own 30%, institutions own 40% — we have a clear path to victory

8, 2, 5

$8 billion in assets, $2 billion market cap, in less than 5 years ⓘ

We think these goals are achievable and would result in strong stockholder returns

MFIN could achieve this with the **right board**, the **right leadership** and the **right institutional support**

Yet MFIN stock was down 17% YTD ⓘ and 1Q26 earnings were down 59% YoY

This is the opposite of the overall market which is showing strength despite facing headwinds

"The S&P 500 continues to report impressive results... it is reporting its highest earnings growth rate since Q4 2021" ⓘ

"Russell 2000 is finally outperforming megacaps." ⓘ

The numbers explain Medallion's poor valuation

MFIN Stock Price and Price/TBV

Medallion's P/TBV has remained low. It anomalously rose in 2020 when losses dropped TBV to $30 million. For the last 5 quarters, it has remained below 1.0x — a signal of stress.

Total Shareholder Returns ⓘ

Returns to stockholders including dividends. MFIN trails its self-selected proxy peers, Russell 2000, and Regional Bank returns over nearly every period.



$20
$15
$10
$5
$0
4x
3x
2x
1x
0x
2014
2017
2020
2023
2026
Stock Price ($)
Price / TBV (multiple)

	MFIN	2026 Proxy Peers	Russell 2000	KRE Bank Index
1Y	5%	23%	44%	31%
3Y	64%	95%	65%	84%
5Y	26%	82%	31%	17%
10Y	48%	276%	182%	122%
15Y	83%	411%	297%	267%

MFIN Executive Compensation

Annual pay and potential change-in-control severance to the 5 highest paid executives. If MFIN was sold, executives could be owed $28 million in CIC payments - more than 10% of MFIN's market cap.



Cash Compensation
Total Compensation
Change-in-Control
$16.0M
$12.0M
$8.0M
$4.0M
$0.0M
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Mursteins
Other Executives

MFIN Recreation Loan Deterioration

Recreation loan portfolio asset quality and subprime exposure over the past 8 years show a huge increase in risk, and decrease in credit quality over the last 5 years.



Delinquencies
Subprime Loans
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
2018
2019
2020
2021
2022
2023
2024
2025
30-89 Days Past Due
Charge-offs

"the first guy through the wall, he always gets bloody. Always. It's the threat of not just the way of doing business... Really what it's threatening is their livelihoods, it's threatening their jobs, it's threatening the way that they do things. And every time that happens... the people who are holding the reins, they have their hands on the switch. They go... crazy."

— Moneyball (2011), John Henry to Billy Beane.

Vote for BIMIZCI's directors >

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Directors



Three independent nominees with the experience Medallion needs

They will put stockholders first

They will fight to ensure the rules benefit stockholders



TECHNOLOGY & GOVERNANCE

Eric L. Kelly

A technology and regulation expert who understands the urgency of adapting to compete

CEO | Audit & Risk | Technology | Governance | Regulation

Eric Kelly is a senior executive with a more than 40-year career growing and transforming global technology companies ranging from pre-public startups to Fortune 100 organizations. He is currently the Chairman and Founder of Bridge 2 Technologies, an AI-enabled software company. He also sits on the Board of Sabre Corporation, where he serves on the Technology Committee...

Read full bio ›



GOVERNANCE & STRATEGY

John E. Kiernan

The sitting public-company CEO and former bank director who knows how to pivot

CEO | Bank Board | Tech Investment Banking | NACD-Certified Director

John Kiernan is President, Chief Executive Officer and a Director of Alico, Inc. (NASDAQ: ALCO) since 2019. He has spent the past several years executing a strategic transformation that pivoted Alico away from a six-decade citrus business that was facing tremendous headwinds toward a diversified land company, a transformation the market has rewarded with a roughly 47% increas...

Read full bio ›



RISK ASSESSMENT & FINANCE

Timothy M. Shanahan

A turnaround CFO and CEO with a track record of finding the risks others missed.

CFO/CEO | Operations | Turnaround | Risk Assessment | Financial Diligence

Tim Shanahan is the Founder and Chief Executive Officer of VentureSpring, an operational and advisory firm he founded in 2004 that provides interim leadership to companies addressing business disruptions ranging from cash crises to transformative growth opportunities. Mr. Shanahan returned to VentureSpring in May 2024 after most recently serving as Global Chief...

Read full bio ›

Eric L. Kelly



Eric L. Kelly, 67

CEO · Audit & Risk · Technology · Governance · Regulation

Vote for Eric Kelly ›

Eric Kelly is a senior executive with a more than 40-year career growing and transforming global technology companies ranging from pre-public startups to Fortune 100 organizations. He is currently the Chairman and Founder of Bridge 2 Technologies, an AI-enabled software company. He also sits on the Board of Sabre Corporation, where he serves on the Technology Committee and the Audit Committee, and on the Board of Guardian Life Insurance Company of America (a Fortune 500 company), where he serves on the Audit and Risk Committee. He has served as Chairman and Chief Executive Officer of two NASDAQ-listed technology companies leading global operations. Mr. Kelly was formerly Chairman of the Economic Advisory Board of the Federal Reserve Bank of San Francisco and held senior federal advisory roles under the office of the President of the United States and the Commerce Department.

Bridge 2 Technologies is an Enterprise Relationship Management (ERM) software platform that connects corporations with their ecosystem of emerging businesses, suppliers, investors, advisors and partners. Its AI engine tracks stakeholder engagement, manages relationship lifecycles, and measures partnership value at global scale. B2T offers two SaaS products: Marketplace Cloud, a shared multi-stakeholder marketplace, and Enterprise Cloud, a private-labeled platform for enterprises seeking to deploy ERM under their own brand.

> *"Tech in finance in general, and in consumer finance in particular, is changing in ways we never imagined and faster than we ever predicted. It's not enough to 'invest in technology.' Companies must have a short-term and long-term strategic plan with technology at its core."*
>
> — Eric Kelly

Why we nominated him

1. A tech-first, AI-native operating model

Consumer finance is being restructured by AI and Fintech platforms. The market potential is enormous and has attracted new entrants where technology drives or augments every decision and process. Medallion is not prepared for that transition. It will take a clear vision, a material investment and multi-year execution. Medallion's Board has no director or senior executive with operating experience in the technology disciplines required to lead the necessary transformation. There is no Board-level Technology Committee charged with overseeing it. Eric Kelly is the operator we believe Medallion needs. He sits today on the Board-level Technology Committee at Sabre Corporation, the publicly traded technology company. Sabre's Board recruited Mr. Kelly specifically for the strength his technology background brings to that committee.

2. Sitting public-company audit and risk experience at a Fortune 500 financial-services company

Mr. Kelly currently serves on the Audit and Risk Committee of Guardian Life Insurance Company of America, a Fortune 500 mutual insurer. The Audit Committee has the important responsibility of overseeing financial accounting and reporting processes. A lapse in Medallion's Audit Committee oversight is what led to the SEC enforcement action and Medallion's 4Q 2019 reclassification of 61 medallion loans from performing loans to impaired troubled debt restructurings. Audit Committee members at any organization must be willing to ask tough questions, mindful of how a lapse can have serious ramifications for stockholders.

3. He has the regulatory credibility Medallion needs to thrive

We believe that all lenders, particularly lenders with a very narrow focus, must broaden their revenue and fee sources. Medallion is an indirect lender, tied to consumer discretionary spending. As a result, it faces outsized risks in an uncertain economy compared to more diversified lenders, like commercial banks. It is imperative that Medallion expands into adjacent lending verticals, both consumer and commercial, that present a good risk-adjusted opportunity and where risks are fully understood. Moves like this will require regulatory buy-in and trust. Trust that we believe has been severely damaged by the SEC enforcement action and related judgment, and the recent SBA default. Through his role as Chairman of the Federal Reserve Bank of San Francisco's Economic Advisory Board and his experience on the board of Guardian Life, a company in a heavily regulated industry, Mr. Kelly has a keen understanding of the importance of strong regulatory relationships.

Career highlights

Currently

- Chairman and Founder of Bridge 2 Technologies
- Director of Guardian Life Insurance Company of America (Fortune 500 company), since 2024. Member of Audit and Risk committees
- Director of Sabre Corporation (NASDAQ: SABR), since 2025. Member of Technology and Audit committees

- Director of the San Jose State University Tower Foundation

Previously

- Chairman and CEO of Overland Storage Inc. (NASDAQ: OVRL)
- Chairman and CEO of Sphere3D (NASDAQ: ANY) until 2018, after Sphere3D acquired Overland in 2014
- Founder, Silicon Valley Technology Partners, Inc.

Government and advisory

- Former Chairman, Economic Advisory Board, Federal Reserve Bank of San Francisco
- Presidential appointment to the PCAST Advanced Manufacturing Partnership Steering Committee
- Vice Chairman of the U.S. Department of Commerce Advanced Manufacturing Council workforce sub-committee

Education

- Honorary Doctorate of Humane Letters, Grambling State University
- M.B.A., San Francisco State University
- B.S., Business Management, San Jose State University

Independence

Mr. Kelly is independent of Medallion Financial Corp, BIMIZCI Fund LLC and its affiliates, and the Murstein family. He does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years.

John E. Kiernan



John E. Kiernan, 59

CEO Bank Board

Tech Investment Banking

NACD-Certified Director

Vote for John Kiernan ›

John Kiernan is President, Chief Executive Officer and a Director of Alico, Inc. (NASDAQ: ALCO) since 2019. He has spent the past several years executing a strategic transformation that pivoted Alico away from a six-decade citrus business that was facing tremendous headwinds toward a diversified land company, a transformation the market has rewarded with a roughly 47% increase in market capitalization. Before becoming CEO, he was Alico's CFO. Earlier in his career, he spent more than three decades on Wall Street, in corporate development, and in the C-suite.

Mr. Kiernan served as Chief Financial Officer and Treasurer of Greenwich Associates and as Treasurer and Senior Vice President of Global Crossing, where he raised over a billion dollars in new capital following the company's emergence from bankruptcy. He held investor-relations and interim-treasury roles at Misys during its turnaround and served as Director of Corporate Development and Strategy at IBM. Mr. Kiernan spent more than ten years as a Managing Director of Technology Investment Banking at Bear Stearns. He is a former Independent Director of PeoplesBank, A Codorus Valley Company, a NASDAQ-listed community bank, where he served on the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. Mr. Kiernan is an NACD-Certified Director and a Certified Treasury Professional (retired). He is admitted to the New York State Bar.

> *"There's no room for complacency in business. Leadership teams need to be data driven, honest about their situation and not be afraid to challenge the status quo."*
>
> — John Kiernan

Why we nominated him

1. He has run a public-company turnaround

Under Mr. Kiernan's leadership, Alico has executed a comprehensive strategic transformation from a six-decade legacy as one of Florida's largest citrus producers, a business whose grove productivity had been progressively devastated by citrus greening disease, to a diversified land company monetizing approximately 56,000 acres of Southwest Florida real estate through agricultural leasing, land sales and real-estate-development entitlements. The Company wound down its core citrus operations, restructured its cost base, exceeded its initial $50 million annual land-sales guidance, and secured a transformative regulatory milestone in June 2025 when Florida House Bill 4041 created the Corkscrew Grove Stewardship District. By the first quarter of fiscal 2026, the Company's farmable land utilization reached 97% and the Company reported positive Adjusted EBITDA. ALCO common stock returned approximately 41% in calendar year 2025 and an additional approximately 17% year-to-date in 2026, with market capitalization expanding from under $220 million to approximately $325 million.

2. He brings independent bank-director experience

From April 2022 through July 2024, Mr. Kiernan served as an Independent Director of PeoplesBank (a NASDAQ-listed approximately $2 billion community bank), where he sat on the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. Mr. Kiernan was immersed in commercial banking operations, reviewing key performance metrics, credit quality, regulatory requirements, and other issues unique to FDIC-insured institutions. Medallion Bank generated approximately 95% of Medallion's interest income in 2025, and is the Company's most valuable asset. Mr. Kiernan has directly transferable expertise he can bring to elevating Medallion Bank and creating sustainable value.

3. He has the capital-markets and M&A depth Medallion's situation demands

Mr. Kiernan has spent his career at the intersection of capital markets and corporate finance. He served as Treasurer and Senior Vice President of Global Crossing following the company's emergence from bankruptcy, where he raised $1.1 billion in new capital and managed approximately $400 million daily across operations in 60 countries. He spent 12 years as an investment banker, including more than ten years as a Managing Director of Technology Investment Banking at Bear Stearns, where he led approximately 60 capital-markets and M&A transactions. Medallion needs to grow — intelligently and responsibly — but in order to fund that growth it will need capital and credibility with the capital markets. Medallion's core consumer returns have declined and the Company will struggle to internally fund necessary investments in technology, accretive acquisitions and business line expansions. With Mr. Kiernan's credibility on the board and an improved leadership team, Medallion will have access to far cheaper capital on its own terms.

Career highlights

Currently

- President, Chief Executive Officer and Director of Alico, Inc. (NASDAQ: ALCO), since July 2019

Previously

- Independent Director, PeoplesBank, A Codorus Valley Company (NASDAQ-listed

- Independent Director, PeoplesBank, A Codorus Valley Company (NASDAQ-listed approximately $2 billion community bank), April 2022 to July 2024. Member of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee
- Executive Vice President and Chief Financial Officer, Alico, Inc. (June 2015 to June 2019)
- Chief Financial Officer and Treasurer, Greenwich Associates (2011 to 2015)
- Treasurer and Senior Vice President, Global Crossing
- Vice President, Investor Relations and Interim Treasurer, Misys (during company turnaround)
- Director, Corporate Development and Strategy, IBM
- Founder and Chief Executive Officer, Alley Capital Partners, an early-stage investment bank
- Managing Director, Technology Investment Banking, Bear Stearns

Credentials and certifications

- NACD - Certified Director
- Certified Treasury Professional (retired)
- Admitted to the New York State Bar

Education

- Juris Doctor, University of Virginia School of Law
- M.B.A., University of Virginia Darden School of Business
- B.A., Saint Vincent College

Independence

Mr. Kiernan does not own securities of Medallion Financial Corp. and has not transacted in Medallion securities during the past two years. He has no business relationship with Medallion. He would qualify as independent under the corporate governance standards of the New York Stock Exchange.

Timothy M. Shanahan



Timothy M. Shanahan, 59

CFO/CEO · Operations · Turnaround · Risk Assessment · Financial Diligence

Vote for Tim Shanahan ›

Tim Shanahan is the Founder and Chief Executive Officer of VentureSpring, an operational and advisory firm he founded in 2004 that provides interim leadership to companies addressing business disruptions ranging from cash crises to transformative growth opportunities. Mr. Shanahan returned to VentureSpring in May 2024 after most recently serving as Global Chief Financial Officer of Vice Media, where he oversaw financial operations across 113 legal entities and five business units in 13 countries. Prior to that he was Chief Executive Officer and a board member, and earlier Chief Financial Officer of Vision Media. Earlier in his career, Mr. Shanahan held senior strategic-planning and corporate-development roles at Mattel and the Bradford Exchange, and was a Vice President at Water Tower Capital. He is a recipient of the Global M&A Network's Restructuring of the Year award.

> *"Boards must ensure that value creation strategies are grounded in a clear understanding of core competencies and the realities of the markets they serve. In cyclical or consumer sectors, companies that will succeed must be disciplined in capital allocation, and able to pivot and act decisively - transforming chaos into opportunity."*
>
> — Tim Shanahan

Mr. Shanahan has distinguished himself in his career by taking a bottom-up, fundamental approach. He has the ability to dig into the details and ask the right questions but also is able to step back and understand how those details inform the larger, strategic picture. Medallion is confronting precisely the kinds of challenges Mr. Shanahan has spent his career resolving — strained cash position, increasing leverage, declining core business returns, lack of revenue diversification, and capital allocation choices that have failed to create enterprise value or generate sustainable investor returns. He brings hands-on operating expertise, with a keen eye for financial analytics and asset valuations, and he has a demonstrated ability to reposition underperforming businesses toward higher-return operating models.

Why we nominated him

1. He has financial-diligence expertise

Medallion has a history of asset-valuation and credit-risk failures that have hurt stockholders. The SEC enforcement action against the Company and Andrew Murstein, settled in May 2025, alleged Bank fair-value overstatements approaching $110 million at year-end 2016 and approximately $85 million at year-end 2017. The commercial lending segment has had non-performing loans near 20% over the last year. The Recreation portfolio is 63% of loans and has hit a 16-year high charge-off rate. The Board is responsible for overall risk management, and that is where Mr. Shanahan adds tremendous value. In one engagement, he had to step into a CFO role at a distressed $300 million revenue company and had to quickly understand the financial picture while simultaneously restoring lender confidence. His efforts allowed the company breathing room to execute on its strategy.

2. He understands how to make operations more efficient

As Global Chief Financial Officer of Vice Media, Mr. Shanahan oversaw financial operations across 113 legal entities and five business units in 13 countries. He successfully reduced annual operating costs by more than $30 million through staff reductions, divestitures and renegotiation of vendor contracts. He restructured the accounting and FP&A organizations to cut staff by 40% and costs by 33% while also improving reporting accuracy. These were radical changes that required resolve. Operating efficiency is non-negotiable in a competitive industry. Medallion's consumer business operates in a commoditized world that is becoming increasingly so. Operational execution is where it must distinguish itself.

3. He has successfully guided multiple businesses through transformative change

As Chief Executive Officer of Vision Media, he led a strategic pivot to a higher-margin business line and grew secure-streaming revenue approximately 110% year-over-year while improving EBITDA. He pursued the divestiture of the legacy third-party logistics business in a manner that converted anticipated shutdown costs into positive cash flow available to reduce debt and fund the new growth platform. This was not easy. Legacy business lines and incumbent employees often resist change, even when it is clearly needed. Mr. Shanahan used persuasion and the data to ensure buy-in.

Career highlights

Currently

- Founder and CEO of VentureSpring, LLC
- Director of A&A Co, LLC, since 2023

Previously

- Global CFO of Vice Media
- CEO of Vision Media Management & Fulfillment

- CFO of Vision Media
- Vice President at Water Tower Capital
- Vice President, Strategic Planning at Mattel
- Director, Strategic Planning at The Bradford Exchange

As a restructuring advisor

- Interim CFO of an approximately $250 million multi-channel international consumer-products company in the toy and hobby industry, hired to lead it through bankruptcy
- Interim CFO of an approximately $300 million distressed staffing company with 400,000 associates

Education

- M.B.A. with Distinction, University of Michigan, Ross School of Business
- B.S., Mechanical Engineering, University of Michigan, School of Engineering

Independence

Mr. Shanahan is independent of Medallion Financial Corp, BIMIZCI Fund LLC and its affiliates, and the Murstein family. He does not own any securities of the Company and has not entered into any transactions in the securities of the Company during the past two years. He has no business relationship with Medallion and would qualify as independent under the corporate governance standards of NASDAQ.

Vote for directors who will put stockholders first

Your vote decides who sits on Medallion's board

If you owned MFIN stock on April 13, 2026, you can vote — even if you've since sold your shares

Vote BLUE for Eric Kelly, John Kiernan, and Tim Shanahan

Vote BLUE Now ›

How to vote

Mark **FOR** next to **Eric Kelly, John Kiernan, and Tim Shanahan** on your BLUE card.



TECHNOLOGY & GOVERNANCE

Eric Kelly



GOVERNANCE & STRATEGY

John Kiernan



RISK ASSESSMENT & FINANCE

Tim Shanahan

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Three ways to vote

Make your voice heard — choose the method that works best for you. All three count the same.

By Phone

Call the toll-free number on your BLUE card and follow the prompts. Have the card in hand — you'll need the control number printed on it.

NUMBER PRINTED ON YOUR BLUE CARD

Online

Go to the website printed on your BLUE card and enter the control number.

WEBSITE PRINTED ON YOUR BLUE CARD OR VIF

By Mail

Sign and date the BLUE card, then drop it in the prepaid envelope. Allow at least a week for delivery before the meeting on June 9, 2026.

Questions about voting or didn't get your BLUE card? Call Sodali at **(800) 662-5200** — they can walk you through it.

Why the BLUE card matters

You may receive two cards in the mail — one BLUE and one WHITE. Both cards list all six nominees, which means you can technically vote for Eric Kelly, John Kiernan, and Tim Shanahan on either one.

We're still asking you to use the BLUE card. It's our slate's official ballot — it carries our recommendations and sends a clear signal of support for change. Vote BLUE and discard the WHITE one.

Already voted on the WHITE card? You can still vote on the BLUE card. Your most recently dated proxy is the one that counts, so a later BLUE vote replaces an earlier WHITE one.

Voting BLUE doesn't lock you out of voting on other proposals. The card includes every item up for a vote at the meeting.


1.ELECTION OF DIRECTORS – TO ELECT THREE (3) CLASS III DIRECTORS, EACH FOR A TERM EXPIRING AT THE 2029 ANNUAL MEETING OF STOCKHOLDERS

Please mark vote as indicated in this example [X]

BIMIZCI FUND LLC, NOMINEES:

	FOR	WHITHHOLD
a) Eric Kelly	[X]	[ ]
b) John Kiernan	[X]	[ ]
c) Timothy Shanahan	[X]	[ ]

COMPANY NOMINEES:

	FOR	WHITHHOLD
a) Alvin Murstein	[ ]	[X]
b) John Everets	[ ]	[X]
c) Cynthia Hallenbeck	[ ]	[X]

Instruction: While you may mark instructions to any or all of the nominees, you may mark a vote "FOR" only three nominees in total. You are permitted to vote for fewer than three nominees. If you vote "FOR" fewer than three nominees, your shares will only be voted "FOR" the nominees you have marked and default to a "WITHHOLD" vote with respect to any nominee(s) left unmarked. If you vote "FOR" more than three nominees, your elections will be invalid and, depending on your broker, bank, or other nominee through which you hold shares, your votes on all other proposals before the Annual Meeting may also be invalid. We will also transact any other business that may properly come before the meeting, and any adjournment, postponement, or continuation of the meeting.

2 PROPOSAL TO RATIFY PLANTE & MORAN, PLLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2026

3 PROPOSAL TO APPROVE A NON-BINDING ADVISORY RESOLUTION TO APPROVE THE 2025 COMPENSATION OF MEDALLION FINANCIAL CORP.'S NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE PROXY STATEMENT

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

______ 2026
Date

(Signature)

(Signature if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

PLEASE SIGN, DATE AND RETURN THIS BLUE PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE PAID ENVELOPE

Vote for Mr. Kelly, Mr. Kiernan, and Mr. Shanahan ›

Important dates

Mark your calendar — and vote early so your shares are counted.

ANNUAL MEETING
June 9, 2026

TIME REMAINING

28	8	44	21
DAYS	HOURS	MINUTES	SECONDS

Vote BLUE Now ›

Need help? Talk to Sodali

Sodali & Co. is the proxy solicitor for our campaign. They'd be happy to walk you through how to vote, help replace a lost BLUE card, or answer questions about your specific holdings.

STOCKHOLDERS
(800) 662-5200
Toll-free, weekdays

BANKS & BROKERS
(203) 658-9400

EMAIL
zimcal@info.sodali.com

Frequently asked

Quick answers to the most common questions about voting your shares.

- I got two cards in the mail — which one do I use?
- Can I vote for BIMIZCI's nominees on Medallion's WHITE card?
- What if I already voted on the WHITE card?
- What is the record date and what does it mean?
- I sold my shares after the record date. Can I still vote?
- Can I vote at the meeting in person?

What's the deadline?

Who is Sodali?

Do I have to vote for all three nominees?

What is "say on pay" and how should I vote?

What is the auditor ratification vote?

Who do I contact with voting questions?

Vote for Mr. Kelly, Mr. Kiernan, and Mr. Shanahan ›

Registered Shareholder Voting

Online voting isn't open yet for registered shareholders. In the meantime, you can vote by phone or mail using the instructions you'll receive in the mail. Questions? Sodali can help at **(800) 662-5200**.

‹ **Back to voting options**


SEC FILINGS
STOCKHOLDER LETTERS
PRESS RELEASES

Materials

Press releases, stockholder letters, SEC filings, and analysis from our effort to restore long-term shareholder value at Medallion Financial Corp.

View earlier press releases, letters, and filings

04/10/26

Press Release: Medallion Financial Defaults on $73.5 million in SBA Debt – SBA...

Medallion Financial defaulted on $73.5 million in debt. Poor management and decision-making have led us to this point and could lead to...

Read more ›

03/06/26

Press Release: Medallion Financial's recent debt maturity is evidence of...

Medallion Financial leadership and the board are making poor decisions and holding back the company. Valuations could be much higher with...

Read more ›

02/03/26

Press Release: How Medallion Financial is being held back from its huge...

MFIN's leadership is holding the company back. With better leadership, valuations could be significantly higher. The current path is...

Read more ›

02/19/25

Press Release: "Is mediocrity good enough?" ZimCal asks Medallion Financial...

4Q24 Medallion Bank earnings show downward trend. MFIN stock is down substantially. Stockholders should demand excellence, not...

Read more ›

01/06/25

ZimCal urges board of Medallion Financial to start looking out for stakeholder...

Medallion Financial board must look out for stakeholders not management.

Read more ›

09/18/24

Judge denies almost all Medallion Financial's and Andrew Murstein's motions...

Medallion finally in conversations with SEC to settle lawsuit after wasting years and millions fighting.

Read more ›

08/20/24

Press Release: ZimCal disturbed by Medallion Financial's second quarter...

ZimCal urges MFIN to take decisive risk-management steps immediately.

Read more ›

06/11/24

ZimCal publishes MFIN earnings calls transcripts from 1Q22 - 4Q23 exposing...

Read more ›

06/10/24

ZimCal publishes open letter to shareholders outlining concerns with ISS and Glass...

Read more ›

06/10/24

ZimCal publishes summary outlining the need for immediate change to the...

Read more ›

05/28/24

ZimCal sends letter to stockholders outlining how Medallion's true valuation...

Read more ›

05/24/24

ZimCal publishes rebuttal to MFIN's investor deck and posts complete emails...

Read more ›

05/22/24

SEC lawsuit against Andrew Murstein and Medallion Financial Corp.

Read more ›

05/21/24

ZimCal sends shareholder letter highlighting its concerns with MFIN's...

Read more ›

05/20/24

ZimCal publishes its presentation to ISS outlining case for change and...

Read more ›

05/15/2024

ZimCal issues cease and desist letter to Medallion Financial Corp. and deman...

Read more ›

05/09/24

ZimCal posts "5 Steps to Improvement" white paper detailing how Medallion...

Read more ›

05/02/24

Press Release: ZimCal comments on Medallion Financial Corp. 1Q24...

ZimCal Asset Management LLC and its affiliates raised concerns about poorly trending 1Q24 results, particularly charge-off (net) trends, and...

Read more ›

04/26/24

ZimCal sends shareholder

04/12/24

Press Release: ZimCal

04/10/24

ZimCal files SEC Preliminary

letter highlighting its concerns with MFIN's stock...

Read more ›

Announces Nomination of 2 Independent Directors and...

Read more ›

Proxy Statement seeking election of two highly...

ZimCal files Preliminary Proxy Statement with SEC outlining case for the nomination of its two, highly-qualified alternative directors to the Boar...

Read more ›

10/11/23

First letter and 28-page analysis sent to the Board and Management of...

Read more ›

Restore the Shine

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16 years. 120+ banks. One activist campaign.

We have been invested in Medallion for five years

We prefer to work collaboratively with companies we invest in

With the exception of Medallion, we have never wanted to, or had to, run a proxy contest

What is BIMIZCI

"BIMIZCI" consists of four affiliated parties acting together: **BIMIZCI Fund LLC, ZimCal Asset Management LLC ("ZimCal"), Warnke Investments LLC ("Warnke"), and Stephen Hodges**. BIMIZCI Fund LLC is the nominating stockholder of record for the 2026 Annual Meeting and is managed by ZimCal. Warnke is managed by BIMIZCI Fund LLC. ZimCal and Mr. Hodges are deemed to beneficially own all securities held by the parties.

ZimCal was founded in 2015. It is managed by Stephen Hodges. ZimCal is an alternative investment firm primarily focused on niche, illiquid and complex credit investment opportunities and, on occasion, common and preferred equity. ZimCal partners with both healthy and distressed borrowers or issuers, and provides customized solutions that meet their unique needs and circumstances. Over the last 16 years, Stephen Hodges, the Founder of ZimCal has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 banks through investments on both sides of the balance sheet. ZimCal has developed a deep network in the banking industry and fully understands the banking regulatory environment. ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if leadership is underwhelming and threatens to undermine ZimCal's investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment. Mr. Hodges founded ZimCal after working for 12 years in banking and credit investing. In his 16-year investing career, Mr. Hodges has never been an activist or publicly advocated for change at a company in which he has been invested – with the exception of Medallion.

Why Medallion is the exception

BIMIZCI has been a Medallion investor for five years. We first invested via trust preferred securities ("TruPS") and our current holdings include both TruPS and common equity in Medallion. We hold **407,000 shares of stock** and **$15 million (par value) TruPS**. We are the 4th largest institutional stockholder in Medallion and one of its largest overall investors. We invested because we believed Medallion had tremendous potential. That is still true but is being undermined by flawed governance and management.

When we see governance or strategy issues at a portfolio company, we engage directly with leadership in a constructive way. Most of that work happens privately. Medallion is the case where private engagement was not enough.

We believe Medallion's stockholders deserve a board that operates independently and prioritizes their interests. After sixteen years of investing in banks without ever running a public campaign elsewhere, we are running this one. We are asking you to vote BLUE. We believe that the market and capital providers would be very responsive to our nominees being on Medallion's board.

You can view the events that led to this proxy contest which are all documented in our Background to the Solicitation which was filed with the SEC in our Definitive Proxy filed May 8th, 2026. An excerpt containing the Background can be found **here**.

What we've published

Across two-plus years of public engagement, and far longer in private engagement, BIMIZCI has documented its case in detail — through SEC filings, white papers, open letters to stockholders, and

presentations laying out the operating and governance issues at Medallion. The full archive lives on our **Materials page**.

Our nominees

BIMIZCI is asking Medallion stockholders to vote for three nominees on the BLUE proxy card: **Eric Kelly, John Kiernan, and Timothy Shanahan**. Each brings independent judgment and the operating experience Medallion needs.

Full bios — professional history, governance experience, and the case for each nomination — are on our **Directors page**.

Vote BLUE

The 2026 Annual Meeting of Medallion Financial Corp. stockholders is on **June 9, 2026, at 10:00 a.m. ET**, held by live webcast. If you owned Medallion shares as of the **April 13, 2026 record date**, you are entitled to vote.

Vote on the **BLUE** universal proxy card. Lost votes don't help anyone — please vote, even if you're not sure.

Vote BLUE Now ›

Have questions? Our **FAQ** covers voting mechanics, BLUE-card distribution, and how to reach our proxy solicitor, Sodali & Co LLC.

Restore the Shine

COMPANY

Home
About
Directors
FAQ

VOTE

Vote now

CONTACT

info@restoretheshine.com

Privacy Policy • Press Release Disclosures

Frequently Asked Questions

Answers to common questions about the campaign, voting, and the nominees. For specific questions about your shares, contact Sodali & Co. or your broker directly.

The SEC lawsuit and fraud charges against Medallion

What was the SEC lawsuit against Medallion Financial about?

In 2021, the SEC filed a federal lawsuit against Medallion Financial and Andrew Murstein — now the Company's CEO — alleging two fraudulent schemes. The first involved secretly paying people to post hundreds of promotional articles about Medallion stock online without disclosing they were being paid, a practice known as illegal "touting." When journalists exposed the scheme, the SEC alleged Mr. Murstein falsely denied knowledge of it and paid a promoter hush money to stay quiet. The second involved inflating the reported value of Medallion Bank by hundreds of millions of dollars — firing the independent valuation firm when it refused to certify his numbers, then offering a replacement firm future investment banking work in exchange for the valuation he needed. The result, the SEC alleged, was that Medallion's balance sheet overstated its assets by more than $140 million and stockholders' equity by more than $115 million. The relevant filings are available on our Materials page.

What was the outcome?

On May 30, 2025, a federal judge entered a Final Judgment permanently enjoining both Medallion and Mr. Murstein from making false or misleading statements to investors and misleading the Company's auditors. Medallion paid a $3,000,000 civil penalty; Mr. Murstein is personally paying $1,000,000 in installments — money he cannot recover through insurance, indemnification, or a personal bankruptcy. Solely for purposes of nondischargeability in bankruptcy, Mr. Murstein agreed in writing that "the allegations in the Amended Complaint are true and admitted by Murstein." Neither Medallion nor Mr. Murstein may publicly deny or minimize the SEC's allegations under the terms of the settlement. The court also required Medallion to hire an Independent Compliance Consultant and create a new Chief Compliance Officer reporting to the Board's Audit Committee — both of which remain in effect today under continuing federal court jurisdiction.

Why does this create a conflict of interest?

Less than eight months after a federal court permanently enjoined him for securities violations at this same company, Mr. Murstein was appointed CEO — without a stockholder vote and without any public explanation of how the Board evaluated his fitness. He now oversees the same investor communications, financial reporting, and auditor relationships that were the subject of the SEC's findings. Every statement he makes to investors — on earnings calls, in stockholder letters, or in direct conversations — occurs under a court order that prohibits him from minimizing what happened and exposes him to contempt proceedings if he violates it. That order extends to everyone acting on Medallion's behalf, including the Board and its proxy solicitation agents. The conflict is structural, documented, and of the Board's own making: it chose to install Mr. Murstein as CEO without stockholder input while simultaneously adopting bylaw amendments that make Board accountability harder to achieve. Stockholders should weigh that choice carefully when evaluating everything they hear from Medallion in connection with this year's annual meeting.

The Campaign

What is Restore the Shine?

Restore the Shine is a campaign by BIMIZCI — composed of BIMIZCI Fund LLC, ZimCal Asset Management LLC ("ZimCal"), Warnke Investments LLC, and Stephen Hodges — to elect three independent directors to the Board of Medallion Financial Corp. (NASDAQ: MFIN) at the Company's 2026 Annual Meeting of Stockholders. BIMIZCI Fund LLC is the nominating stockholder. ZimCal is the manager of BIMIZCI Fund LLC and Stephen Hodges is the Managing Member of ZimCal.

Who is BIMIZCI?

See About Us.

Why a proxy contest?

We believe Medallion Financial has significantly underperformed its potential. Medallion's stock trades at substantial discounts to peers, and the Company's executives have been paid tens of millions in bonuses over the last several years while returns, stock performance, and valuations have weakened. In almost every key metric, Medallion has underperformed its self-selected proxy peers, similar-sized commercial banks and the Russell 2000.

A proxy contest is not how we typically operate. ZimCal usually engages directly with bank leadership teams in a constructive way. In Stephen Hodges's 16-year investing career, he has never been an activist or publicly advocated for change at a company in which he has been invested — with the exception of Medallion.

We first attempted to engage Medallion's leadership privately in late 2023, concerned about how their actions were negatively impacting the value of our investment. After our concerns were rejected, we concluded that the path to restoring stockholder value ran through changes to the Board.

Has BIMIZCI run a proxy contest at Medallion before?

Yes. BIMIZCI nominated two director candidates at Medallion's 2024 Annual Meeting. Although those nominees were not elected, the campaign brought public attention to corporate governance concerns at the Company. With only modest stockholdings, we still secured 22% of the votes. The 2026 contest expands that effort to a slate of three excellent nominees with a far larger stock ownership.

Outside of Medallion, Stephen Hodges and ZimCal have never run a proxy contest or publicly advocated for change at any of the more than 120 financial institutions in which they have invested over the last 16 years.

What is BIMIZCI's economic interest in Medallion?

BIMIZCI has been a Medallion Financial investor for five years. We currently own 407,000 shares of common stock and $15 million (par value) trust preferred securities issued by Medallion.

Voting

Who can vote?

Stockholders who held Medallion Financial Corp. common stock as of the record date — **April 13, 2026** — are entitled to vote at the 2026

Stockholders who held Medallion Financial Corp. common stock as of the record date — **April 13, 2026** — are entitled to vote at the 2026 Annual Meeting. If you held shares on that date, you can vote even if you have since sold them.

What is the record date and what does it mean?

The record date is the cutoff date that determines who is eligible to vote at the annual meeting. For Medallion's 2026 Annual Meeting, the record date is April 13, 2026.

If you owned Medallion shares at the close of business on April 13, 2026, you are entitled to vote — regardless of whether you still own those shares today.

If you became a Medallion stockholder after April 13, 2026, you are not eligible to vote at this meeting.

The record date matters because it gives the company and proxy solicitors a fixed list of stockholders to mail materials to and tally votes from. It's set in advance and does not change.

I sold my shares after the record date. Can I still vote?

Yes. If you held Medallion shares at the close of business on the record date — April 13, 2026 — you are entitled to vote at the 2026 Annual Meeting, even if you have since sold those shares.

Your right to vote is determined by who held the shares on the record date, not who holds them at the time of the meeting. If you sold after April 13, 2026, you should still expect to receive proxy materials (including a BLUE universal proxy card) and you should still vote them.

If you didn't hold shares on April 13, 2026, you are not eligible to vote at this meeting — even if you own Medallion shares today.

If you have questions about your eligibility or haven't received proxy materials, contact our proxy solicitor Sodali & Co LLC at (800) 662-5200.

What is the BLUE proxy card?

The BLUE universal proxy card is the proxy card distributed by BIMIZCI. Under SEC Rule 14a-19, the BLUE card includes the names of all director nominees — both BIMIZCI's three nominees (Eric Kelly, John Kiernan, and Tim Shanahan) and Medallion's nominees — so stockholders can vote for any combination of candidates on a single card. **BIMIZCI urges stockholders to use the BLUE card to vote FOR Eric Kelly, John Kiernan, and Tim Shanahan.**

How do I get a BLUE proxy card?

If you held Medallion shares as of the record date (April 13, 2026), you should receive a BLUE universal proxy card in the mail. How you receive it depends on how you hold your shares:

If your shares are registered in your own name (you're a "record holder"): our proxy solicitor Sodali & Co. will mail you a physical BLUE proxy card along with a postage-paid return envelope. You can also vote online at the address provided on the card once materials are mailed.

If you hold your shares through a broker, bank, or other intermediary (you're a "beneficial owner," which is most stockholders): your broker will forward proxy materials to you, including a BLUE voting instruction form. Depending on your broker, you may be able to vote by mail, phone, or online — instructions will be on the form they send.

If you haven't received a BLUE card or voting instruction form within a reasonable time after the record date, contact our proxy solicitor Sodali & Co LLC at (800) 662-5200 and they will arrange replacement materials.

I'm a beneficial owner — my shares are held through a broker. How do I vote?

Most stockholders hold shares "in street name" through a broker like Schwab, Fidelity, or Vanguard. Your broker will send you a voting instruction form (VIF) telling you how to instruct them to vote your shares. To vote for BIMIZCI's nominees, look for the BLUE voting instruction form and mark your vote FOR Eric Kelly, John Kiernan, and Tim Shanahan. If you have not received a BLUE VIF, contact your broker or Sodali & Co. directly.

What if I receive both a BLUE card and a card from Medallion?

Use only the BLUE card. Sign and date only the BLUE card and discard the other. The BLUE card already includes all nominees from both sides — it is the only card you need to vote FOR BIMIZCI's nominees.

What is "say on pay" and how should I vote?

"Say on pay" is a non-binding advisory vote that public company stockholders take each year on the compensation paid to the company's senior executives. The vote doesn't change pay directly, but it sends a signal to the board's compensation committee about whether stockholders approve of how leadership is being paid.

BIMIZCI recommends voting AGAINST the proposal to approve Medallion's 2025 executive compensation. Medallion's CEO and senior team have been paid substantial sums even as the stock has underperformed and the company has faced regulatory and operational challenges. A vote against say-on-pay tells the board that this disconnect between pay and performance is not acceptable to stockholders.

Your BLUE universal proxy card includes a section for the say-on-pay vote alongside the director election. Both votes happen on the same card.

What is the auditor ratification vote?

Each year, public companies ask stockholders to ratify the appointment of their independent auditing firm. Medallion's board has appointed Plante & Moran, PLLC as the company's independent registered public accounting firm for 2026.

BIMIZCI recommends voting FOR the ratification of Plante & Moran. The auditor question is separate from the questions about Medallion's leadership and direction, and BIMIZCI has no objection to the appointment of this auditing firm.

Can I change my vote after submitting?

Yes. Stockholders can revoke a previously submitted proxy by (1) submitting a later-dated BLUE proxy card, (2) attending the Annual Meeting and voting at the virtual meeting, or (3) delivering a written notice of revocation. The latest-dated valid proxy is the one that counts.

When and where is the 2026 Annual Meeting?

The 2026 Annual Meeting of Stockholders is scheduled for June 9, 2026 at 10:00 a.m. Eastern Time, held via live webcast. Stockholders will be able to attend, vote, and submit questions online — you do not need to travel to participate. Specific instructions for joining the live webcast (including the meeting URL and any access credentials) will be provided in Medallion's proxy materials.

You do not need to attend the meeting to vote. The simplest way to make sure your vote counts is to submit your BLUE universal proxy

You do not need to attend the meeting to vote. The simplest way to make sure your vote counts is to submit your BLUE universal proxy card before the meeting — by mail, phone, or online.

Who do I contact with voting questions?

If you have questions about voting your BLUE universal proxy card, or need additional copies of the proxy materials, our proxy solicitor is here to help.

Sodali & Co LLC

Stockholders, toll-free: (800) 662-5200

Banks and brokers, collect: (203) 658-9400

Email: zimcal@info.sodali.com

Common reasons to call Sodali:

- You're not sure how to fill out or return your BLUE card
- You hold your shares through a broker or bank and need to know how to instruct them
- You've already returned MFIN's WHITE card and want to change your vote (the most recent vote you cast is the one that counts)
- You haven't received proxy materials and need them re-sent
- You're voting by phone or internet and need help with the process

The Nominees

Who are BIMIZCI's three director nominees?

BIMIZCI has nominated three independent candidates with the operational, financial, and regulatory experience Medallion's Board needs. For full bios, qualifications, and the case for each nominee, see the Directors page.

Are the nominees truly independent?

Each nominee has confirmed they meet the independence standards of the NASDAQ Stock Market. None of the nominees owns securities of Medallion Financial Corp., and none has transacted in Medallion securities in the past two years. None has a business relationship with Medallion or Medallion Bank.

Do the nominees own Medallion stock?

No. As disclosed in the PREC14A and on each director's bio page, none of BIMIZCI's three nominees owns securities of Medallion Financial Corp.

Contact

Press inquiries

nicole@nh-consult.com

General inquiries

info@restoretheshine.com

Press Release Disclosures

Effective Date: May 7, 2026

About ZimCal Asset Management LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.

ZimCal usually works in collaboration with bank leadership teams and, on rare occasions when required, will insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Important Information Regarding BIMIZCI

BIMIZCI Fund LLC and its affiliates, ZimCal Asset Management LLC (**"ZimCal"**), Warnke Investments LLC (**"Warnke"**) and Stephen Hodges (collectively referred to herein either as **"BIMIZCI," "we," "our,"** or **"us"**), are owners of securities of Medallion Financial Corp. (the **"Company"**). BIMIZCI currently beneficially owns shares of common stock and Trust Preferred securities of the Company.

BIMIZCI Fund LLC, as the nominating stockholder, is engaged in an active solicitation of proxies from the Company's stockholders in connection with the Company's 2026 Annual Meeting of Stockholders. BIMIZCI has nominated three independent director candidates for election to the Company's Board of Directors. Stockholders are urged to read BIMIZCI's proxy statement and any other proxy materials filed with the SEC, including the accompanying BLUE universal proxy card, because they contain important information about BIMIZCI's nominees and all participants in the solicitation. These materials are available free of charge at the SEC's website at www.sec.gov and on this Website. Stockholders with questions about voting may contact BIMIZCI's proxy solicitor, Sodali & Co LLC.

You should assume that BIMIZCI may from time to time sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. BIMIZCI intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and Board, and will assert its stockholder rights as it deems necessary.

Disclaimer

The Website on which this document is being posted and the information contained on said Website (collectively, the **"Website"**) is available to all stockholders of Medallion Financial Corp. (the **"Company"**). Except as otherwise set forth on the Website, the views expressed on the Website reflect the opinions of BIMIZCI Fund LLC and its affiliates, ZimCal Asset Management LLC, Warnke Investments LLC and Stephen Hodges (collectively, **"BIMIZCI"**) and are based on publicly available information with respect to the Company. BIMIZCI recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with BIMIZCI's conclusions. BIMIZCI reserves the right to change any of its opinions expressed on the Website at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. BIMIZCI disclaims any obligation to update the information or opinions contained on the Website. For the avoidance of doubt, the Website is not affiliated with or endorsed by Medallion Financial Corp.

Although BIMIZCI believes the statements made on this Website are accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, BIMIZCI makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company, and each of BIMIZCI and its affiliates expressly disclaim any liability relating to those statements or communications (or any inaccuracies or omissions therein).

The information herein is being provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security.

Cautionary Statement Regarding Forward-Looking Statements

Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words **"anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan,"** and similar expressions are

generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.

Privacy Policy

Effective Date: May 7, 2026

This Privacy Policy describes how restoretheshine.com (the **"Website"**), operated by BIMIZCI Fund LLC and its affiliates (**"BIMIZCI," "we," "our,"** or **"us"**), handles information about visitors. We have built this site to collect as little information as possible. This page describes exactly what we do collect, why, and how to limit it.

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If at any point we add a feature that collects information directly from you (for example, an email signup), we will update this policy and disclose what is collected and how it is used before the feature goes live.

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We use Plausible Analytics to understand which pages on the Website are visited and how visitors arrive. Plausible is a privacy-focused analytics service that does not use cookies and does not collect personally identifying information. Plausible processes visitor data in aggregate and does not track individuals across websites.

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You can read more about Plausible's privacy practices at **plausible.io/privacy-focused-web-analytics**.

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SEC Filings and Public Records

If you are a stockholder of Medallion Financial Corp. and you submit a proxy in connection with our solicitation, your name and the number of shares you hold may appear in records filed with the U.S. Securities and Exchange Commission as required by federal proxy rules. This is governed by SEC rules, not this Privacy Policy. Questions about proxy submissions should be directed to our proxy solicitor, Sodali & Co LLC

about proxy submissions should be directed to our proxy solicitor, Sodali & Co LLC.

Choices

You can limit the data collected by visiting the Website with:

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The Website remains fully functional with these settings.

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Changes to This Policy

We may update this Privacy Policy from time to time to reflect changes in our practices or in applicable law. The **"Effective Date"** at the top of this page indicates when the most recent version took effect. We encourage you to review this page periodically.

Contact

Questions about this Privacy Policy can be sent to **info@restoretheshine.com**.

Stephen Hodges

From: Stephen Hodges
Sent: Monday, December 4, 2023 12:54 PM
To: Ken Cooper
Subject: RE: Session with MFIN

Thanks for setting this up, Ken and for your level-headedness. I feel better but there are still lingering (material) concerns. He's being too dismissive of the SEC suit. It's not only about whether he did anything illegal but rather it's the ethical questions around what he did and also the level of control he clearly exerts over the board. An independent 3rd party investigation would show that the board had teeth and if he did nothing wrong, would "neutralize" the SEC allegations. At a high-level, consumer weakness concerns (RV specifically) and Andy's credibility are the biggest impediments to cheaper and more flexible debt, broader institutional buy-in, deeper debt/stock trading liquidity, and as a consequence, stock appreciation. So my entire focus would be on mitigating those 2 concerns.
No need for you to respond to whether these do or don't make sense but he needs to hear it.

From: Ken Cooper [redacted]
Sent: Monday, December 4, 2023 9:08 AM
To: Stephen Hodges [redacted]
Subject: Session with MFIN

Stephen:

Good morning. I hope you had a nice weekend.

Looking forward to the session later today. Thanks again for sending your questions in advance.

I expect a good, positive exchange. One thing that I think would be helpful is for Andrew and Anthony to hear from you what you are trying to accomplish. Tell them a story – "a few years ago, I was introduced to MFIN through.....". Explain why you made your investment and what your plan is for it to get monetized. Your level of work is good and is usually what we see by those looking to add to their investment. Perhaps that is what you are thinking, but it seems your approach is more in line with being connected to your current investment.

Thanks in advance for helping bring positivity to the call. It should be good.

Talk soon.

Ken

Ken Cooper
Four Hills Advisors
Managing Director
[redacted]

FOUR HILLS ADVISORS

From: Stephen Hodges [redacted]
Sent: Tuesday, November 28, 2023 12:38 AM
To: Ken Cooper [redacted]
Subject: Re: Questions for tomorrow

Ken,
Please see the questions below. Some of these might be very quick responses, others may not be answerable, so I included more rather than less questions. I have some accounting specific questions I can address with Anthony at a later date.

1. Cleaning up earnings
   a. Since the Medallion business line has been discontinued and the net carrying value on the balance sheet is a rounding error, can they implement a clearer way to remove P&L noise and report core business metrics more clearly?
   b. The 3Q23 10Q states that Medallion cumulative net charge-offs and loan collateral in process of FC represent ~$201MM in potential "collection opportunities" a drop from $231MM at 2Q23. I calculated ~$239MM at 3Q23. Can I get a period over period reconciliation?
   c. Carrying value of Medallion assets do not seem to add up at $79,500 and $11,500 (NYC and Chicago). Can they run through the math?
2. Asset Quality (focusing on nonprime/subprime Recreation Portfolio).
   a. Non/subprime Recreation exposure declined to 38% at 3Q23 vs. 44% or $520MM at FYE22. Percentage decline is significant, but only a slight decline in absolute dollars at FYE22. What percentage of new quarterly originations were subprime?
   b. What is the subprime LTV for their outstanding loans and specifically on RVs?
   c. What credit tightening decisions are they making with subprime to account for a changing demand environment? E.g. requiring more cash downpayment, haircutting collateral value at origination. Note that the avg. term for new originations are trending longer, more so for Recreation than for Home Improvement.
   d. What are the DQ and charge-off trends for your subprime portfolio? Which vintage years are the worst performing?
   e. Is it appropriate to maintain the same average life for the Recreation portfolio exits (41 months +/- since 1Q22)?
   f. Recreation loss assumptions have increased to 264 bps from a low of 126 at 3Q22? Concerning and what is the cause? Collateral value?
   g. Avg. origination FICO has remained very steady and improved over FYE21 and FYE22? Thoughts on this going forward? Pressure from dealers/FSPs?
3. Profitability
   a. ROAE & ROAA: Excluding the medallion impact, my calculations are showing a steady annual and quarterly decline with projected ROAA at 1.2% and ROAE at 8.8% at FYE23. Is this concerning?
   b. Recreation and Home Improvement yields are flat to declining last 5 quarters. Why haven't they pushed through rate increases?
   c. Insourcing all servicing. Control over DQ, customer contact and data collection. Why are they still connected to SST?
   d. How do they view importance of technology investment to boost loss mitigation or efficiency/productivity?
4. Greater disclosures
   a. "ABS" approach. Pre-empt consumer credit concerns. Vintage performance, LTC/LTV, cash downpayment, cumulative prepayment rates, cumulative default rates?
   b. Greater disclosures on parent only condition/liquidity?
5. SEC Suit
   a. Status update?

b. Total cost to the Company (to date) and any portion covered by D&O? D&O policy limit breached/met if applicable? Can you lead me through the $6.5MM liability "as a result of the collection of insurance coverage with respect to these [legal] costs."?

c. Consideration of appointing independent 3rd party to look into the allegations and potentially exonerate Murstein and ease investor concerns?

I look forward to the conversation. Thank you for setting it up.

Stephen Hodges | President
[redacted] | www.zimcal.com

ZIMCAL
ASSET MANAGEMENT

Stephen Hodges

From: Stephen Hodges
Sent: Tuesday, December 12, 2023 6:33 PM
To: Andrew Murstein
Subject: Re: Follow up to our talk
Attachments: Part 2.Summary Analysis for the Board of Medallion Financial Corp.20231212.pdf; Part 1.Summary Analysis for the Board of Medallion Financial Corp.20231212.pdf

Andy,
I appreciated the time you spent on the call last week and for the collaborative approach you took to the discussions. As you requested, I have summarized in a concise way, the issues I raised in the analysis I sent to you and the Board. Part 1 deals with governance, executive comp, leadership and the SEC suit. Part 2 deals with the business model concerns, disclosure suggestions, and risk mitigants. Part 2 I will also send/cc to Anthony.
For Part 2, clearly, you will decide what's best for investor disclosures in your quarterly filings and some of my suggestions may be too much of a stretch. But if the goal is to stop being penalized from a valuation perspective for consumer credit uncertainty, showing you have robust analytics and monitoring systems will help in a meaningful way, as will having a viable plan to thrive in/adapt to the future.
However, I am most concerned with Part 1. I don't think we are seeing most of the issues raised in Part 1 the same and I don't see that gap being bridged. Even something as straightforward as getting an independent 3rd party investigation into the SEC allegations seems like long shot. Investors have lost trust and I don't believe it will be regained, which could leave MFIN permanently undervalued in the micro-cap category, with little ability to grow into new opportunities in the next 1-5 years. All it will take is one stumble, and the over-reaction could be harsh. Absent a significant change, we are very concerned how Part 1 issues will impact all stakeholders and the value of our substantial investment in Medallion Financial. To that end, we are considering all options available to us to mitigate that risk.

First and foremost, do you see the Part 1 issues as fixable or as important as we do? If you do not, then as a courtesy, I wanted to talk to you first about the next steps we will have to take to ensure we have voice at the table. We believe that there are material future issues Medallion Financial (and all consumer lenders) will face and being a creditor means that our upside is capped while our downside is not, so we are particularly sensitive to the potential risks in a rapidly changing economic environment. Risks that might be better rewarded through a meaningful equity stake, for example. Please digest what I've attached and let me know when/if you are free for a phone call later this week.

Sincerely,

Stephen Hodges | President
ZimCal Asset Management LLC
Member, BIMIZCI Fund LLC
[redacted] | www.zimcal.com

ZIMCAL ASSET MANAGEMENT

Stephen Hodges

From: Ken Cooper [redacted]
Sent: Tuesday, December 19, 2023 6:18 AM
To: Stephen Hodges
Subject: RE: Follow up to our talk

Got it. Thanks.

Transfer agent is:

American Stock Transfer & Trust Company, LLC
Address: 6201 15th Avenue, Brooklyn, NY, 11219
Phone: (800) 937-5449
E-mail: info@amstock.com

Although AST is in the process of merging with Equiniti so the contact info may change at some point.

If you want to let us know the range of position you are seeking, we can keep this in mind and possibly help facilitate a block trade with another holder.

And yes, you have the gist of what I was asking about your current position and your plan to monetize.

Thanks,

Ken

Ken Cooper
Four Hills Advisors
Managing Director
[redacted]

FOUR HILLS ADVISORS

From: Stephen Hodges [redacted]
Sent: Monday, December 18, 2023 4:42 PM
To: Ken Cooper [redacted]
Subject: Re: Follow up to our talk

Sorry for the late reply, Ken. Unlikely that they would mirror the SEC investigation, but most of what's happened at Medallion are ethical violation, and there are several firms that investigate that and compare the behavior to some code of conduct.
Could you please let me know who the transfer agent is for Medallion stock? Can we buy stock directly from the company?

Finally, you asked us to discuss how we planned on monetizing our position before and I want to make sure I understood your question. Did you mean selling to another investor? Offering it to Medallion at a discount? Holding until maturity? Partial debt to equity swap? Etc.

Steve.

Stephen Hodges | President
ZimCal Asset Management
[redacted] | www.zimcal.com

- Sent from my Samsung S23

THE "FIVE STEPS TO IMPROVEMENT" FOR MEDALLION FINANCIAL CORP.
"What's wrong, why it's wrong and how to fix/mitigate it"

Target Audience: Medallion leadership
Whitepaper updated: 09/12/2024
MRQ Analysis: 1Q24

This analysis reflects what ZimCal Asset Management LLC and its affiliates (collectively "ZimCal") believe is the best path forward to creating long-term value for Medallion Financial Corp. ("MFIN" or the "Company"). This is a working paper, and we will generate updated drafts of the "Five Steps to Improvement" ("5 Steps") as we continue to receive updated financial data from MFIN and its peers, and excellent feedback from existing stockholders. Due to ZimCal's credit background and extensive experience investing in over 100 banks, fundamental analysis drives our approach, and we believe that operational improvements and credit risk management are the most important issues for the Company to focus on. Attempting to draw a bridge from existing equity valuations to future valuations is a guessing game and virtually impossible with the current economic uncertainty. Rather, we believe that if the Company can make incremental (but cumulatively material) improvements and identify and mitigate future risks, we know that its valuation and multiples will improve in the long run. Being a good consumer lender is not complicated but neither is it easy. There are a few key things we believe every lender, and investors in lenders, should accept:

a) Feedback is slow. Loans originated now may take years to show credit issues.
b) Competition is fierce in consumer lending and barriers-to-entry are low.
c) In competitive collateral types, interest rates charged and loan terms for desirable borrowers are set by the market, not the individual lender, regardless of what a lender thinks about its "uniqueness". Any lender-friendly rates and terms are usually only available for riskier, lower FICO borrowers and/or weaker (illiquid, volatile, specialized) collateral.
d) Bank lenders have little control over their cost of interest-bearing deposits, particularly if they rely on brokered deposits which are at market rates. However brokered deposits give excellent control over liquidity and asset-liability management.
e) As a result of b) through d), in the long-term, lenders have little control over the "spread" between their yields on earning assets and the costs to fund those earning assets, which is what drives most of their profits.
f) Technology is transforming consumer lending in ways that we believe will only accelerate, and new well-capitalized entrants will deploy technology to compete more fiercely, and perhaps irrationally, as they seek market share.
g) Lenders **DO** have substantial control over four key things:
    a. Their credibility with investors.
    b. Their charge-off rates and delinquencies.
    c. Their servicing and collection efficiency.
    d. Their operating expenses (primarily personnel).

This is what our 5 Steps mostly focuses on; what can be controlled by the Company and how to excel in those areas to increase the odds of success in any future scenario. It is not enough for the Company in its public filings to disclose potential risks so it can "check the box"; it is far more important to put a plan in place to mitigate the impact of those risks. Analogous to building a house, discovering it is in an earthquake-prone zone, but then doing nothing to make it less likely to be damaged if an earthquake strikes. Recognizing the risk is step 1, adapting to the risk is step 2. ZimCal does not claim to know where "market" multiples will eventually settle and sees limited value in generating a discounted cash flow model that relies mostly on guesswork. We do not know what the future impact of a fundamentally different interest rate and economic environment will mean to consumers and consumer lending. We do not pretend to have all the answers. But we know how to execute, how to use the data, how to "block and tackle" and how to hold management accountable. The Board needs directors that have *current* experience in areas that directly overlap with the Company's core business, including consumer lending, risk management, banking and credit analysis. Then the Board can help make Medallion Financial Corp. best-in-class, which will increase the probability of long-term gains for all stakeholders. **These directors do not have to be ZimCal nominees**. In compiling this recommendation, there is the danger of trying to fix everything, so we have focused on the most impactful and easily fixable, outlined through the following five basic steps:

1. **Enhance the Board of Directors.** Remove family control of the Board and add new directors with relevant experience that overlaps with the Company's core strategy, who will answer to shareholders, and hold management accountable.

2. **Resolve the SEC Complaint.** Murstein is charged with fraud and lying by the SEC. The SEC complaint is the biggest obstacle to regaining credibility with investors. Resolving it would let shareholders quantify the financial impact of the lawsuit on their investment.
3. **Improve Management.** Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.
4. **Cut Expenses.** Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand. Operating efficiencies will be critical in a down-cycle
5. **Go On Offense.** Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment

The 5 Steps were first published at www.restoretheshine.com/5-steps on May 9th, 2024. The following are MFIN's responses from their May 2024 investor deck:

1. ***"Enhance the Board" – No Change Needed, and Hodges Would Not Bring Positive Change***
   - *Our Board has the right mix of skills for our growing lending business, and our nominees bring banking expertise and differentiated perspectives.*
   - *Hodges' nominees would bring neither relevant industry expertise (limited to no commercial experience) nor a diversity of perspectives (limited to no experience outside of financial services).*
   - *Our Board is independent and aligned with shareholders. All of our independent directors have joined since 2017, including three in the last four years, and our Board and officers collectively own 24% of outstanding shares.*
2. ***"Resolve the SEC Complaint" - No Change Needed, and Hodges Would Not Bring Positive Change***
   - *The Company believes the allegations in the SEC complaint are meritless. Overseen by independent directors and advised by experienced SEC counsel, the Company is focused on resolving this matter.*
3. ***"Improve Management" - No Change Needed, and Hodges Would Not Bring Positive Change***
   - *The Company's successful business transformation was driven by significant, highly relevant expertise at management and subsidiary levels, with teams fit to drive growth and resilience.*
   - *Hodges' criticisms boil down to personal attacks on Alvin and Andrew Murstein, failing to acknowledge not only the Company's successful transformation under their leadership but also the remainder of the talented management team.*
4. ***"Cut Expenses" - No Change Needed, and Hodges Would Not Bring Positive Change***
   - *The Company is continuing to reduce operating costs, building on reduction from 54% of net interest income in 2019 to 40% in 2023, and regularly reviewing and optimizing our footprint and headcount for additional efficiencies.*
   - *Cutting expenses only for the sake of doing so risks our ability to execute our strategy*
5. ***"Go on Offense" - No Change Needed, and Hodges Would Not Bring Positive Change***
   - *We are continuing to grow our high-return, scalable, and strong cash-generating consumer business model.*
   - *We are driving even greater profitability from enhanced operational efficiency and investments in technology.*

In response to the key concerns we highlighted on our website www.restoretheshine.com (all of which are captured within our 5 Steps), MFIN responded in their letter to shareholders dated May 24, 2024 with the following:

Mr. Hodges' "five-step plan" has no actionable benefits for the Company. No change is needed and based on his statements Hodges would only bring negative change that could derail the Company's continued value creation if he and his nominee were elected.

Since launching his self-serving campaign, Mr. Hodges has made inaccurate and misleading statements about the performance of our business and future growth prospects – which we have detailed the facts on above. He has also deliberately mischaracterized our governance and compensation practices:
Hodges' False Claim: The Board is rewarding management instead of shareholders
Facts (per MFIN):
- *As detailed above, over the past three years, the Board has returned over $36 million to shareholders via dividends and stock repurchases, including by reinstating the Company's quarterly dividend and raising it to $0.10 per share.*
- *Due to the Company's successful transformation to a consumer lending business, our TSR has consistently outperformed peers.*

Hodges' False Claim: Medallion's executive compensation is excessive
Facts (per MFIN):

- *Our executive compensation programs have been enhanced in response to feedback from shareholders and have received substantial support, including nearly 90% of the shares voting approving 2022 compensation at our 2023 annual meeting.*

Hodges' False Claim: Andrew Murstein's pay exceeds that of executives at larger companies with higher earnings
Facts (per MFIN):

- *Hodges makes dishonest and intentionally misleading comparisons between Andrew Murstein's compensation over the span of six years (Hodges' timeline) with executives who have not been in a comparable role for the same amount of time.*
- *More importantly, Medallion's TSR is more than triple that of the two banks Hodges references over the past three years.*

Hodges' False Claim: Dividends could be suspended if core performance continues to worsen under the current management and board
Facts (per MFIN):

- *As detailed in our Investor Presentation, management continues to mitigate risk with proven underwriting practices, significant focus on increasing weighted average FICO scores, sound judgment, lender protections, and rigorous portfolio monitoring.*

Despite Hodges' attempts to misrepresent the truth, we are committed to being open and transparent with our shareholders about the state and progress of our business. Please consider the following:

- *Medallion's governance and Board are fit for building on the Company's successful business transformation. The Board has the right mix of skills, experience, and perspectives, and has been assembled through thoughtful and regular refreshment. All independent directors have joined since 2017, including three within the last four years.*
- *The Board and management team are deeply aligned with shareholders, collectively holding 24% of the Company's outstanding shares. On the contrary, Mr. Hodges only holds 0.3% – all of which has been acquired since December 2023 in connection with this proxy contest. Medallion's management team is highly experienced and has proactively led the Company to become a growing consumer lending business. The Company is continuing to grow its high return, scalable, and strong cash-generating model, and is driving even greater profitability from enhanced operational efficiency and investments in technology.*

Contrary to Hodges' claims, our business is performing very well:

- ***Record Earnings**: In 2023, the Company had the highest total net income and highest annual earnings per share since its initial public offering in 1996.*
- ***Business Growth**: During 2021 through 2023, the Company collectively increased recreation, home improvement and commercial loans by 80%.*
- ***Capital Return**: Since 2021, the Company has returned over $36 million to shareholders through dividends and repurchases, including reinstating and raising its quarterly dividend.*
- ***TSR Outperformance**: Strong cumulative total shareholder return over the past 1, 3, and 5 years, including 44% over the last year, more than 118% over the last three years and more than 128% over the last five years, significantly above the median of our peers.*

A detailed rebuttal to every point MFIN made above can also be accessed here and unlike MFIN, we provide supporting details and sources. We also provide rebuttals in the 5 Steps below. We provided a version of the 5 Steps to MFIN seven months before filing the preliminary proxy statement and told Andrew Murstein and the Board if "you feel my data is inaccurate, please point that out and I will gladly review it and correct it if necessary." They did not correct the data and conclusions we presented in October 2023 and yet referred to it as "inaccurate and misleading" during the proxy contest. MFIN chose to respond to our detailed and lengthy analysis with a few bullet points of acknowledgment, personal attacks on our intentions, predictable platitudes with no accompanying details, and a resounding "No Change Needed". We found the brevity of the response amusing. We look forward to seeing if change is in fact needed or whether MFIN discounted our suggestions for the sake of "winning" the proxy contest but was well aware of the need for change and therefore disingenuous in its investor presentation. We believe that it is critically important to review MFIN's responses above in their entirety and then read the following analysis to get a sense of whether it is either "inaccurate", "misleading, "dishonest", "self-serving", "has no actionable benefits" or "would derail the company's value creation" as MFIN asserted.

Step 1 – Enhance the Board.

Remove Murstein family control of the Board and add new Directors with relevant experience that overlaps with the Company's core strategy, who will answer to shareholders and hold management accountable.
ZimCal's proxy fight was for Board seats because that is the only way that change can start. The Board is the foundation for effective management and creating a sustainable strategy that will maximize returns to stockholders. ZimCal believes that the Board should take that fiduciary responsibility very seriously. The Board serves its stockholders and every decision needs to be viewed through that lens. The Board should not provide cover for Andrew Murstein and his father to run MFIN like it is a family-owned business. We repeat that new directors do not need to be ZimCal nominees, simply well-qualified independent individuals.

1. **The Board needs fresh ideas and directors that are unafraid to challenge the status quo.**
   The average age of the current Board is 75. 4 of 8 directors have been on either the board of MFIN or Medallion Bank (or "the Bank") for over 20 years with the entire Board averaging 16 years. We do not believe that being "younger" or "older" means Directors are effective or not, but we do believe that every Board needs fresh perspectives and independent thinkers. The Chairman of the Board, Alvin Murstein, is 89 years old and David Rudnick is 83. They are the longest serving board members (~29 years). The 3 most recent board members were added in 2017 (2) and 2020 (1). Having such an entrenched Board with strong Murstein ties explains the Board's seeming unwillingness to make very obvious governance improvements, and we question the Board's ability to be critical of Andrew and Alvin Murstein's decision making.

2. **The Board needs directors with *current* experience in consumer lending, capital markets, banking, business/business-line start-ups, credit analysis, risk management and asset-backed securitizations.**
   There have been significant changes in consumer lending models and technology over the last 3, 5 and 10 years. We believe that the pace of change will only accelerate. Consumer lending in 2024, requires an understanding of every facet of consumer finance and thinking through the various options that give balance-sheet lenders maximum flexibility including capital allocation, loan sales, debt funding, fee income, and credit risk/interest rate risk management. The current, independent Board members are accomplished in their respective careers and have professional experience in law, commercial banking, real estate, venture capital, and business development. While this experience is useful, *current* experience of consumer lending, risk management and loss mitigation is notably absent from the experience of the current directors. Even though the proxy contest is over, we do not understand how MFIN cannot recognize this deficiency in the current Board and work to find candidates with current experience.

3. **MFIN needs to eliminate what we see as effective control of the Board by the Murstein family and enhance true Board independence.**
   3 of 8 current Board members are direct Murstein family members; they are Andrew Murstein (President/COO), his father Alvin Murstein (CEO and Chairman of the Board) and Andrew Murstein's father-in-law David Rudnick. We do not believe this is either public company best practices or a structure that is desirable to institutional shareholders, which limits institutional interest and liquidity in the stock. The current "lead independent director", Brent Hatch, was on Medallion Bank's board for 19 years before joining the Board 2 years ago. He can hardly be considered an objective outsider. The non-family, current Board members do have experience in governance, which is why their treatment of Andrew Murstein is so perplexing. They should know the importance of independence and to whom they owe a fiduciary duty and yet we believe their actions show the complete opposite. Had an employee or executive done what Murstein actually did as detailed by the SEC (as opposed to allegedly did) at any other company at which those independent Board members worked or served on the board, we believe that their response would have been different and that employee would have been held accountable.

4. **The Board should select an outside, independent, and reputable firm to investigate the SEC allegations and to address obvious conflicts.**

The focus for an independent investigation should not necessarily be on the legality of Andrew Murstein's actions but rather compliance with the Company's internal controls, policies and procedures. The firm should be reputable, independent, and protected from any undue influence from non-independent Directors. The investigation should determine to what extent Andrew Murstein did or did not violate the Company's Code of Ethics and/or his fiduciary responsibility as a Board member. It should also determine to what extent the Board oversaw the valuation process for the Bank subsidiary from 2015 – 2018 (during which Andrew Murstein headed up the committee responsible), mitigated the conflict of interest with Andrew Murstein leading that process, whether any quid pro quo arrangements were used as an enticement for a higher valuation, and the Board's evaluation of the valuation methodology and conclusion. If the detailed SEC coverage of internal communications is to be believed, it appears that Murstein led and greatly influenced the valuation process. A suitable analogy would be having a cash strapped sub-prime mortgage applicant underwrite their own loan, oversee their own diligence, select and pay their own appraiser, approve the loan and advance funding. Not a sign of anything nefarious but a colossal breakdown in controls and certainly not confidence inspiring for investors. If violations were found, we believe the Board should hold Andrew Murstein accountable to the fullest extent possible and utilize the Board's Compensation Recoupment authority for "detrimental conduct" based on the original March 21, 2019 policy. The 2023 Proxy disclosure on the Company's Compensation Recoupment (Clawback) Policy stated:

> "The Company's Compensation Recoupment Policy seeks to promote a culture of risk mitigation, integrity and accountability. The Compensation Recoupment Policy authorizes the Compensation Committee to seek recoupment or clawback of cash and equity incentive compensation received by an executive officer in the event of a financial restatement or the executive officer's detrimental conduct."

Further, the Company's Code of Ethical Training and Insider Trading Policy (as amended February 15, 2021) stated:

> "Each Company employee must:
> Conduct the Company's business with honesty and integrity and in a professional manner that protects the Company's good public image and reputation… Avoid any activities that could involve or lead to involvement in any unlawful practice or any harm to the Company's reputation or image. Avoid actual or potential conflicts of interest with the Company, or the appearance thereof, in all transactions."

5. **The Board should ensure that proxy peer companies that MFIN executive compensation is compared to are actually relevant peers with similar businesses and risk profiles and not cherry-picked to justify higher executive compensation.**

It's important to note that MFIN (and proxy advisors) compare the compensation of Alvin Murstein, MFIN's CEO, to the CEOs/leaders of peer companies to determine if compensation is excessive. Alvin Murstein is 89 years old and does not run MFIN. We believe this is by design and allows Andrew Murstein, the highest paid executive at MFIN, to avoid scrutiny. For example, at FYE23, Andrew Murstein was paid $6.5 million in total compensation; Alvin Murstein was paid $3 million. ZimCal compared MFIN's compensation levels to the 19 of 21 proxy peers listed in MFIN's 2022, 2023 and 2024 DEF14A (2 were eliminated - 1 was taken private and the other went bankrupt). We realize that finding peers is a subjective process and it is difficult to find directly comparable institutions, however, there are a few criteria most reasonable Boards would agree on:

- Most proxy peers should be FDIC-insured since Medallion Bank generates 94% of MFIN's revenues (FYE23) and is 87% of its assets. The Bank is regulated by the Utah DFI and FDIC and funds itself through FDIC-insured deposits. Regulators can set strict rules on capital ratios, can limit up-streamed dividends to the Holding Company ("HoldCo") and can approve/disapprove of new business lines which is unique to regulated entities.
- Since the Company is at its core an installment lender dependent almost entirely on spread income rather than fee income, peers should also be primarily installment loan-focused, balance-sheet lenders rather than fee generating originators.

- Since the company has considerable prime exposure in its main business segments, benchmarks should also have the same prime/sub-prime composition with loans secured by consumer discretionary/real assets.
- Benchmarks should be comparable in size (market cap, revenues etc.) to the Company and employ similar leverage with similar risk profiles and earnings volatility.

In summary, MFIN is best compared to FDIC-insured lenders who share all those traits and preferably lenders with a consumer focus, make installment loans and have 20-30% subprime exposure. Instead, the proxy peer group from 2022 and 2023 only contains 6 FDIC-insured banks but also includes: non-balance sheet lenders who originate to securitization/sale, B2B equipment rentals, an aircraft and aircraft engine lessor, marketplace platforms, a pawn shop lender, an unsecured credit card collector, a purchaser of charged-off consumer receivables, entirely sub-prime focused lenders, and unsecured installment lenders[i]. There is tremendous variation in market cap, capital structure, revenue size, profit margins, business drivers and volatility and therefore, we do not think this proxy peer group adds any value *especially* when compared to the compensation of Alvin rather than Andrew Murstein.

6. **The Board should review and right-size Andrew Murstein's compensation structure to better align with stockholder interests.**

We are a believer in rewarding outstanding performance, but core performance at MFIN has not been outstanding and MFIN stock has underperformed, yet Murstein and management have been richly rewarded. In order to gauge the extent of the excessive pay, ZimCal compared compensation against both MFIN's provided compensation proxy peer groups from their 2022, 2023 and 2024 DEF14A filings and we compared MFIN to top performing FDIC-insured banks. We reasoned that top performing banks would provide a maximum upper bound for top executive compensation and that Murstein would be significantly below that based on MFIN's performance; we were wrong. MFIN's top executive compensation (paid to Andrew Murstein) was compared to the equivalent person at each comparable company each year. As previously mentioned, MFIN's compensation peers included 21 companies in a variety of industries, most not comparable to MFIN's consumer lending focus or subject to FDIC regulation. 2 companies were excluded. We also compared MFIN's compensation to the top performing \$50BN - \$100BN asset banks with the highest (best) leverage ratios, best quality loans and highest ROAs (leverage ratio>9.50%, ROA>0.75%, and Charge-offs (net) <0.50%) – this included Webster Financial and First Horizon, with Synchrony Financial included because of its industrial bank and consumer focus. MFIN was also compared to 3 of the top 10 performing \$2BN - \$5BN asset public FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) – this included RBB Bancorp, Parke Bancorp and Baycom Bancorp. FYE23 was the most recent compensation data provided by ALL comparable companies. MFIN ranked very poorly on almost all metrics when compared to proxy peers at FYE23. MFIN ranked even worse against top performing large banks and top performing small banks. In what can only be attributed to a Board that works for management, rather than its shareholders, here are some examples of how Mr. Murstein's compensation is egregious in both absolute and relative terms:

- In the 6 years 2018 to 2023 (after MFIN converted from a BDC), MFIN cumulative net profits to shareholders were \$77 million while Mr. Murstein was paid \$19.5 million[ii] in **CASH** compensation. Murstein was paid 25% of the total profits to stockholders.
- Andrew Murstein has a change-in-control provision that would result in a **\$14.2 million payout** to him. This was 7.5% of the Company's market capitalization at 1Q24.
- When MFIN's market cap went below \$50 million in 2017 from a peak of over \$300 million 3 years prior, Murstein was still paid \$1.2 million in cash compensation including a \$975,000 bonus.
- Even when the Company lost \$39.9 million in 2018 (its largest loss ever), both Alvin and Andrew Murstein received \$291,000 in perquisites to cover personal items including country club memberships, company drivers, social club memberships, car leases, car maintenance and other benefits[iii]. Andrew Murstein also received a \$1.4 million bonus that year.
- Over the last 10 years, Andrew Murstein has averaged an 84% cash pay/non-cash equity pay ratio[iv]. We believe that a high cash compensation ratio to non-cash (equity or contingent) compensation does not align management with long-term shareholder performance. Murstein's cash compensation was \$29.6 million from 2014 to 2023 and his non-cash (mostly stock) compensation was an additional \$6.5 million.

However, despite the stock awards, the value of Murstein's entire ownership stake in MFIN declined $2.1 million in value from 04/17/14 to 04/12/24[v]. As it relates to MFIN, Murstein's cash pay drove all his wealth increase over the last 10 years, not his stock awards or stock appreciation. We do not believe this aligns Murstein with stockholders.

- Murstein is paid more in cash (non-contingent) pay than the top paid executives of top performing banks that are 30x larger than MFIN by asset size, have a better CORE ROAA, have quarterly charge-offs 12x less than MFIN's, manage several thousand employees and have valuation multiples higher than MFIN's (see Figure 1 below).
- Compared to the best performing, public, FDIC-insured banks with assets between $2BN and $5BN, Mr. Murstein's cash compensation at FYE23 was more than 3 times higher than the average (Figure 1).
- At 1Q24, compared to the 19 active MFIN identified compensation peers MFIN ranked poorly, including: market cap (MFIN was 4th smallest); revenue (4th smallest); Leverage Ratio (7th worst); Cash Compensation/Net Income (2nd highest paid/worst); Cumulative Compensation/Total Net Profit (last 6 years) (highest paid/worst)[vi] (Figures 2, 3, 4 and 5 below).

In addition to the absolute amount of compensation relative to peers, there should be some correlation between key performance metrics that specifically apply to lenders. Issues that often manifest themselves well after a loan is made including, for example, delinquencies and charge-offs. MFIN's DEF14A states:

"The principles of our executive compensation programs are to encourage good governance, protect and promote the interests of our shareholders, align the interests of our executives with those of the company, promote a culture of integrity and accountability, and enhance shareholder value."

We believe that under the current structure, the compensation and incentive programs do anything but. We believe that the incentive structure encourages short-term thinking that may not align incentives with stakeholders and could hurt long-term health and profitability.

Figure 1: Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks (through FYE23)

	Company	Cash Salary FYE23	2018-2023 Cum. Comp.	Cash Salary Rank FYE23	Assets	Employees	2018-2023 Net Income
Andrew Murstein, President & COO MFIN	Medallion Financial	$4.7 million	$24.8 million	2	$2.6 BN	169	$77 million
John R. Ciulla - Chairman and CEO	Webster Financial	$2.5 million	$30.8 million	4	$74.9 BN	>4,000	$2,885 million
Brian D. Doubles - President and CEO	Synchrony Financial	$5.6 million	$55.4 million	1	$117.5 BN	>20,000	$17,397 million
D. Bryan Jordan - Chairman, President & CEO	First Horizon	$2.7 million	$44.2 million	3	$81.7 BN	>7,000	$4,627 million
David Richard Morris - President, CEO & CFO	RBB Bancorp	$0.9 million	$4.3 million	7	$4.0 BN	>350	$272 million
Vito S. Pantilione - President & CEO	Parke Bancorp	$1.5 million	$9.5 million	5	$2.0 BN	>100	$194 million
George J. Guarini - President, CEO & Director	Baycom Corp.	$0.9 million	$10.0 million	6	$2.6 BN	>350	$117 million

Source: S&P Capital IQ, DEF14A
Andrew Murstein was paid more in cash compensation than the highest paid executive of every comparison bank except **Synchrony Financial's President, who was paid $5.6 million** in cash comp in 2023 and **$55 million in cumulative total comp.** (cash and stock) from 2018-2023 **after generating $17.4 billion in cumulative profits** from 2018-2023. Murstein was paid $4.7 million in cash comp in 2023 and $25 million in cumulative total comp. from 2018-2023 after generating only $77 million in profits from 2018-2023. Mr. Murstein was paid 45% of Synchrony's President's compensation for 0.44% of Synchrony's cumulative profits. Compared to banks that are significantly larger/more complex, and banks that are similar in size but more consistently profitable, Mr. Murstein was paid substantially more in cash compensation, total compensation and cumulative 5-year compensation (relative to profits and returns) than all of them. Synchrony Financial was included as a comparison because it is a large, consumer-focused FDIC-insured industrial bank.

Figure 2: Highest Paid Executive Cash Compensation FYE23 versus Proxy Peers



MFIN
Cash Compensation ('000s)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
TREE
MCB
FINW
TBBK
AROW
OPRT
LC
ML

Source: S&P Capital IQ, DEF14A
At FYE23 and for most prior years, Andrew Murstein was paid substantially more in cash compensation than his proxy peers.

Figure 3: Highest Paid Executive Cash Compensation as % Net Income to Stockholders at FYE23 versus Proxy Peers



MFIN
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
TREE
MCB
FINW
TBBK
AROW
OPRT
LC
ML

Source: S&P Capital IQ, DEF14A
At FYE23, Andrew Murstein was the 2nd highest paid executive in cash compensation compared to profits to shareholders. Murstein's compensation alone was also 12.5% of total personnel expenses – the highest in the proxy peer group by a wide margin.

Figure 4: Cum. President's Cash Compensation (2018-2023) as % Cum. Net Income (2018-2023) versus Proxy Peers



MFIN - 26%. Every $1of profit to stockholders, $0.26 to Murstein
Proxy Peers Avg. 4%. Every $1 of profit to stockholders, $0.04 to CEO/Pres.
35%
25%
15%
5%
-5%
-15%
-25%
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
MCB
FINW
TBBK
AROW

Source: S&P Capital IQ, DEF14A
Shows the **cumulative CASH compensation paid to Andrew Murstein** from 2018 - 2023 as a percentage of the cumulative reported net profits to stockholders versus compensation peers. He received $0.26 in cash pay for every $1.00 in profit to stockholders. Mr. Murstein has been paid **FAR** more relative to the amount of profit he has generated. Companies with negative cumulative net income were excluded.

Figure 5: Price/TB at 1Q24 versus Proxy Peers



MFIN
9.00x
8.00x
7.00x
6.00x
5.00x
4.00x
3.00x
2.00x
1.00x
0.00x
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
FINW
TBBK
AROW
OPRT
LC
ML

Source: S&P Capital IQ
Andrew Murstein's excessive pay is not justified by a higher valuation for MFIN either. MFIN has the 7th worst leverage ratio (14:1 debt to tangible equity) and yet it is still one of the lowest valued companies with P/TB ranked 14th out of 19 companies for which P/TB values were reported by S&P at 1Q24.

7. **The Board should take its risk management oversight role seriously by demanding full transparency and detailed reporting on the performance of the consumer loan portfolio, particularly the subprime Recreation portfolio. Had this been done 10 years ago, the taxi medallion losses might have been contained.**
   As stated in the MFIN's 2023 14A:

   "While risk management is primarily the responsibility of our management team, the Board of Directors is responsible for the overall supervision of our risk management activities. The Board's oversight of the material risks faced by our company occurs at both the full board level and at the committee level."

   As we enter a period of unprecedented uncertainty, is the Board asking all the questions it needs to ask to ensure risk is being managed and reported appropriately? In prior communication with the Board and management, ZimCal outlined what the Board could do to better monitor performance. This would allow the Board to hold management accountable and proactively work to mitigate risk and loss. ZimCal has repeatedly asked the Board and management to adopt an approach to consumer credit data that mirrors the servicing data provided in a consumer asset-backed securitization and get timely (monthly) updates on performance. Metrics to monitor could include: loan-to-value or loan-to-cost, loss given default; performance stratified by vintage, prime/sub-prime, collateral type, and geography; debt-to-income; prepayment rates; default migration (30 to 60 to 90); and collateral valuation trends, to name a few. This would require control over granular servicing data and robust software to be able to automate the process and reduce errors. Recreation sub-prime loans were ~$508 million at FYE23 which was 38% of all Recreation loans and 23% of Total loans. Like most collateral types, Recreational Vehicles (and likely every Recreation collateral type) which made up 54% of Recreation Loans at FY23, saw a spike in valuations in 2021 and 2022 but since then retail and wholesale prices have materially[vii] declined. This data needs to be tracked closely, since this risk is substantial, with the data used to better mitigate loss. We encourage the Company to consider alternative ways to risk transfer or risk-mitigate in anticipation of a downside scenario.

8. **The Board should be changed from being classified/staggered to declassified and other shareholder-friendly changes to the Company's Bylaws should be implemented.**
   Currently MFIN's Board is a classified board with Directors divided into different classes, each serving staggered terms of three years, with only one class being up for election in any given year. Classified boards reduce accountability since shareholders cannot vote on the entire board annually. This makes it difficult for shareholders to quickly change the Board in response to poor performance or governance issues and can entrench management. We believe that MFIN's Board should be a declassified board, where all directors are elected by shareholders annually. This structure increases accountability and provides shareholders with more influence over the composition of the board. This, in turn, enhances the company's responsiveness to shareholder concerns, as changes to the board can be made faster. Declassified boards are typically viewed as a better governance practice and more attractive to institutional investors. MFIN can also take steps to implement shareholder friendly changes like reducing the "super majority" threshold required for major Bylaw or Board changes; or separating the Chairman/CEO role to name just 2 examples.

Step 2 – Resolve the SEC Complaint.

Murstein is being charged by the SEC with fraud and lying to investors and auditors. The SEC lawsuit is the biggest obstacle to regaining credibility with investors and resolving it will give shareholders the ability to quantify the financial impact of the lawsuit on their investment.

The SEC complaint is serious. MFIN and its management have acknowledged no mistakes or accepted any responsibility. The actions that led to the SEC action may have occurred some time ago, and while the 2 external individuals referenced in the SEC complaint are gone, the individual that directed them (Andrew Murstein) and 2 other interested/non-independent Directors at the time, are still with Company. A brief summary of the SEC allegations:

- Andrew Murstein was involved in illegal touting. In response to critical online reports on Medallion, Murstein paid 2 individuals to create fake identities and anonymously post positive online coverage of MFIN stock. The touters did not disclose they were being paid by MFIN in order to appear objective and credible. One touter posted over 1,000 articles and comments. Medallion posted links to touter articles on their website to give the illusion of positive and objective 3rd party coverage. Murstein was confronted about the touting by a journalist in late 2016 and "falsely claimed that he did not know his touter posted anonymously."
- Murstein was deeply concerned about the default of a subsidiary entity and how that could lead to cross-defaults across MFIN's borrowings if not resolved. Regulators eventually required Medallion Bank to take additional reserves and restate a regulatory report.
- In response to various pressures, Murstein attempted to increase the value of the Medallion Bank subsidiary to boost earnings and MFIN's stock price. He fired a valuation firm that refused to do so, after the firm cited no legitimate basis for the increase, especially given the deteriorating Taxi Medallion portfolio. Murstein eventually found a valuation firm willing to increase the Bank's value and Murstein justified the valuation increase in public filings citing "expressions of interest" and other nebulous factors. The SEC alleges these were false and misleading and that information was concealed from MFIN's auditors.
- The Company materially overvalued its Taxi Medallion collateral and incorrectly reported LTV for those loans. Murstein headed the Investment Committee and controlled MFIN's valuation procedures and decisions.
- As a result of improper valuations, MFIN's shareholders' equity was overstated by $140 million at FYE16 and $115 million at FYE17.
- The SEC "seeks a final judgment: …. (b) ordering Defendants to disgorge any ill-gotten gains they received and to pay prejudgment interest thereon; (c) ordering Defendants to pay civil money penalties…; (d) barring Defendant Murstein from serving as an officer or director of a public company…; and (e) ordering such other and further relief as the Court may deem just and proper."

1. **Unless the SEC complaint is resolved with appropriate accountability, investors will remain skeptical.**
   Institutional and retail investors have choices of where to invest. And in the case of institutional investors, must justify their investment choices. With MFIN under an SEC investigation and given the nature of the allegations which, if true, reflect incompetence and a lack of integrity at best, long-term and institutional investors will be skeptical. We believe that investors will not trust the Board, due to their inaction in dealing with the SEC complaint, and they will not trust management. Since so much of MFIN's loan portfolio valuations (and other Level 3 assets) are highly subjective and dependent on the honest assessment of management about future performance, the breakdown in trust has greater consequences. Given the nature of MFIN's consumer lending focus, which tends to be more cyclical and riskier than diversified commercial or corporate lending, skepticism is already high as consumer borrowers face higher for longer rates and a potential weakening of the labor market. During the best of times, interest in consumer lenders would be low, during uncertain times (with an SEC lawsuit overhang), interest in MFIN equity or debt could evaporate (as discussed later) and short-sellers could feel emboldened.

2. **The Company has sought to minimize the seriousness of the SEC investigation through public disclosures; we believe the SEC allegations should *not* be minimized.**
   The SEC allegations, despite implications in the Company's "SEC Litigation" disclosures,[viii] are current and serious for both Andrew Murstein and MFIN. The Company stated that the complaint concerns long-past activity, with

individuals with whom the Company no longer works and is related to the Company's treatment as a BDC. This is not inaccurate but is by no means a full picture. For example, concerns over touting or inflated asset values would concern the SEC under any accounting treatment, not just while MFIN was a BDC. And while the 2 external individuals referenced in the SEC complaint are gone, Andrew Murstein is very much still in charge as is the power dynamic that allowed his actions. In fact, the most worrying issue in the original complaint, the valuation increase in the Medallion Bank subsidiary and the basis for the increase, is still reflected in the Goodwill and Intangibles accounts ($171 million value at 1Q24). This is a result of the accounting change from Investment Company accounting to Bank Holding Company accounting and is still a material contributor to balance sheet strength[ix]. Had MFIN remained a BDC, it would eventually have had to *reduce* its Bank valuation as its losses increased and expected future earnings declined. Even though Goodwill and Intangibles are, by definition, not *directly* tied to a physical asset value, they still represent 50% of stockholders' equity. A Goodwill impairment would have real consequences on MFIN's income statement and balance sheet. ZimCal has examined the valuation rationale for the Bank which used precedent transaction data to justify a 2.25x-2.50x Price/Tangible Book ratio (a 50% increase over 15 months prior), a 25x – 28x P/E ratio at 1Q18 and a $320 million fair value[x]. ZimCal found no precedent transactions that corroborated those multiples. ZimCal has asked MFIN to provide the valuation data, including the precedent transactions, and has not received it. Incredibly, this increase in fair value in the Bank at 1Q18 occurred when Bank Taxi Medallion NPLs were at 15.3% and cumulative net charge-offs (2016 to 1Q18) were $64 million. Serendipitously, MFIN had never increased the value of its Bank subsidiary over its net book value for the 10 years prior to 2015 but coincidentally, as the Taxi Medallion issues became more apparent, Murstein decided the Bank was undervalued and worthy of a mark-up. The Bank valuation increase contributed $15.5 million and $129 million in operating income in FYE15 and FYE16 up from $0 in FYE13 and FYE14. Absent the Bank subsidiary valuation increase, ZimCal estimates MFIN's cumulative pre-tax operating profit would have been a ($145 million) loss at 1Q18 (conversion date from investment company to holding company accounting) instead MFIN reported a $47 million cumulative profit (Figure 6 below).

Figure 6: The Medallion Bank valuation increase perfectly offset the provisions from the Taxi Medallion loans - this valuation increase is under SEC investigation



Millions
140
120
100
80
60
40
20
0
30%
25%
20%
15%
10%
5%
0%
0%
0%
5%
21%
24%
24%
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Mar-18
Medallion Bank Valuation Adjustment
Provision for Loan Losses
Total Taxi Medallion NPLs/Total Taxi Medallion Loans

Source: Company 10Q/10K
As charge-offs skyrocketed in the Taxi Medallion portfolio, MFIN had to increase loss provisions. These negatively impacted earnings. By marking up its Bank subsidiary, which almost perfectly offset the provision expense, MFIN was able to avoid showing massive losses from 2016 to 2018.

3. **Mr. Murstein's actions are what led to the lawsuit and yet his and MFIN's defense are being paid for by shareholders.**

The expenses of defending MFIN and Andrew Murstein have been significant. We estimated legal fees totaled $7 million using estimates of normalized professional fees before the SEC lawsuit[xi]. Beginning in August 2023, ZimCal repeatedly asked MFIN (and was denied) for details and public disclosure of the cost of the suit and the extent of Directors and Officers ("D&O") insurance coverage. Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, he has every incentive to fight the lawsuit, ironically by using money that would go to shareholders. The Board could have elected not to fight

and instead settled but chose not to. Or, as stated above, the Board could have elected to have an independent party investigate the merits of the SEC lawsuit and then decided on a course of action but also chose not to.

4. **SEC lawsuit resolution will allow MFIN shareholders and investors to definitively quantify and account for any monetary damages due to a settlement rather than the current uncertainty.**
   The SEC is seeking a judgment ordering the MFIN and Andrew Murstein to "disgorge any ill-gotten gains they received and to pay prejudgment interest thereon…[and] to pay civil money penalties." What this might eventually mean if the SEC were to prevail is difficult to determine and creates uncertainty. Uncertainty results in lowered demand and a larger risk premium, both of which negatively impact the value of MFIN stock.

5. **The SEC lawsuit is a massive internal distraction and without resolution, MFIN cannot perform at the highest level.**
   This statement is self-evident and prevents MFIN from "Step 5: Go on offense".

Step 3 – Improve the Management Team.

Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.

Strong companies recognize that as circumstances change, so should the skill set of their leadership teams. An entrenched leadership team can stifle new ideas and creativity and the absence of a dynamic Board magnifies the impact. Credibility and trust are also vital to have and difficult to regain if lost. Since balance-sheet lenders have considerable valuation discretion with their loan book, this credibility is even more important.

1. **Management must focus on (and be rewarded for) improving core performance and should isolate the noise from Taxi Medallion assets which are all non-core**

   Despite what appear to be "record" profits in the last 3 years, profits were artificially boosted by a combination of anomalous, ultra-low consumer loan charge-offs, fiscal/monetary stimulus and non-recurring net recoveries related to the Company's non-core Taxi Medallion assets[xii]. Core performance is what matters and is what should be rewarded. "Core" refers to MFIN's primary revenue generating and ongoing core business lines, consumer lending and commercial lending, which make up 99.5% of MFIN's assets. This does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution. Sustainable cash flows are what will determine the value placed on the enterprise by investors. However, due to non-core Taxi Medallion impact, at FYE23 net income was boosted by 65% and FYE22 net income was boosted by 22%, despite Taxi Medallions assets only being 0.5% and 1.1% of Total Assets at FYE23 and FYE22 (see Figure 7 below).

Figure 7: Historical Net Income Showing Adjustments from Taxi Medallion impact

	Annual Actual	Annual Actual	Annual Actual	Quarterly Actual	Quarterly Actual
	12/31/21	**12/31/22**	**12/31/23**	**12/31/23**	**3/31/24**
Net Income to Medallion Financial	54,108	43,840	55,079	14,318	10,024
Less: Taxi Medallion Specific Provisions	(6,937)	(6,302)	(26,316)	(12,119)	(945)
Plus: Write-down of Taxi Medallion collateral in process of FC	5,774	657	745	442	(42)
Less: Gains on sales of Taxi Medallions	(1,788)	(5,448)	(4,992)	(413)	(588)
Plus: Tax Impact Reversal	873	2,937	8,849	3,453	560
Total Adjustments to Eliminate Taxi Medallion Impact	(2,078)	(8,156)	(21,714)	(8,637)	(1,015)
Core Net Income to Medallion Financial (Ex. Taxi Medallion)	52,030	35,684	33,365	5,681	9,009
Provisions (Ex. Taxi Medallion)	11,559	36,361	77,838	22,883	18,146
Taxi Medallion Assets (net ACL)/Total Assets	2.2%	1.1%	0.5%	0.5%	0.4%

Source: Company 10K/Qs

Core net income (Ex. Taxi Medallion) has declined every year since the peak at FYE21. In 2023, non-core Taxi Medallion related income boosted net income by 65%. While the 1Q24 headline core net income trend appeared positive, as our earnings commentary pointed out, 1Q24 core net income was boosted by unpredictable "gains on equity" and an inexplicably low core provision expense (Ex. Taxi Medallion) given the underlying credit headwinds, delinquencies and charge-off rates.

Figure 8: Historical Net Income and Adjusted Net Income Eliminating Taxi Medallion impact


Annual
Quarterly
Millions
60
50
40
30
20
10
0
At FY23, net earnings were $55 million, but declined to $33 million when the Taxi Medallion impact was removed.
Dec-21
Dec-22
Dec-23
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Net Income to Medallion Financial
Adj. Net Income to Medallion Financial (Ex. Taxi Medallion impact)

Source: Company 10K/Qs

Shown differently, we see the material impact of Taxi Medallion related income on earnings annually and over the last 9 quarters. **Core net income (Ex. Taxi Medallion)** has declined every year since the peak at FYE21. All lenders' profits were artificially boosted by a combination of anomalous, ultra-low consumer loan charge-offs, zero percent rates and fiscal stimulus. Now that delinquency and charge-off trends are climbing, the risks to MFIN's earnings are substantially higher.

We expect earnings to fall dramatically in 2024 with higher provisions for consumer credit losses, higher consumer loan charge-offs and lower Taxi Medallion recoveries, since Taxi Medallions were only 0.5% of gross assets at FYE23. MFIN will likely have some non-core Taxi Medallion benefits through the gains on sales of foreclosed Taxi Medallion assets on balance sheet. MFIN reported 329 New York City Taxi Medallions and 193 Chicago Taxi Medallions at 1Q24. Based on current non-foreclosure trading activity as reported by the NYC Taxi and Limousine Commission[xiii], we estimate their combined gross sale value at a high of $45 million or ~$36.3 million above carrying value. Figure 7 above shows the "gains on sales of Taxi Medallions" which have averaged ~$5.2 million over the last 2 years.

While these Taxi Medallion recoveries and gains on sales are commendable, we note that cumulative Taxi Medallion charge-offs totaled **$270 MILLION from 2015 through 1Q24** which almost destroyed the Company. This destruction of value could have been avoided or reduced if management had listened to criticism and proactively managed risk (despite their critics' obnoxious tactics) instead of simply attacking and dismissing them. The fact that the Company's stock price has declined year-to-date and the Company was valued at just over 1.0x tangible book at 1Q24, shows that the market appears to be discounting the recent "record" profits and may not see them as sustainable, much like we do. To make matters worse, executive bonuses were materially increased by the Taxi Medallion non-core recoveries rather than decreased due to the declining core business performance[xiv]. The executive team should be rewarded for *core* performance instead of having bonuses significantly increased as a result of non-core, non-recurring taxi medallion cash receipts. NIM (which is not as impacted by the Taxi Medallion assets) and core performance (including ROAA, ROAE, net charge-offs, net income) actually significantly declined in 2022 and 2023 versus 2021 and yet management received record salary and bonuses in 2022 and 2023. Over the last 2 years at FYE23, Company's core ROAA and ROAE materially declined (ROAA dipped below 1% - See Figure 9 below), sub-prime loans were 23% of total loans (albeit an improvement from 32% at FYE21) , quarterly recreation and home improvement charge-offs worsened to a combined 3.4% (a ten year high), and funding costs were up ~2.5x in 2 years.

Figure 9: Historical ROAA and Adjusted ROAA Eliminating Taxi Medallion impact


Annual
Quarterly
Dec-21
Dec-22
Dec-23
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Taxi Medallion Assets (gross)/Total Assets
ROAA (AT)
ROAA (AT) (Ex. Taxi Medallion)

Source: Company 10K/Qs
On both an annual and quarterly basis, core ROAA (arguably the most important metric) has declined materially since 2021. Again, we see the distortion of the non-core Taxi Medallion recoveries on returns. This decline was also evident in ROAE.

Figure 10: Annual & Quarterly yields on earning assets and cost of funds


Annual
Quarterly
Dec-21
Dec-22
Dec-23
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Yield on Average Earning Assets
Interest Expense/Average Earning Assets
NIM (Calculated)

Source: S&P Capital IQ, MFIN 10K/Qs
MFIN's gross yield on its earning assets (mostly loans) has remained relatively flat despite large rate increases in the economy since FYE21. However, rates have increased on MFIN's liabilities. A flat yield and increasing interest expense has caused net interest income and profits to decline. Q422 and Q423 figures are best estimates using prior and following quarter avg earning assets. MFIN did not provide a quarterly average. Hence the "increase" in 4Q23.

2. **A lack of trust by investors in MFIN's leadership will cap MFIN's stock valuation**
   We believe that institutional and retail investors' trust in management has been permanently damaged. In numerous conversations ZimCal has had with other investors and lenders, MFIN's leadership was raised as a concern. And rightfully so. A lack of deep institutional interest will put a cap on stock valuations and could result in exorbitant and punitive costs for equity capital if MFIN finds itself forced to raise equity in the near-term or long-term. The Russell 3000 inclusion is a positive tailwind. But for active institutional investors that must justify their investment decisions to a committee, there are abundant opportunities to invest in consumer finance companies without the baggage of MFIN. We believe that the lack of institutional interest could also keep MFIN in microcap status (<$250 million) and could risk continued inclusion in the Russell 3000. A professional management team needs to be brought in to restore trust and unlock MFIN's potential.

3. **As long as MFIN lacks credibility, its growth opportunities will be capped due to restricted access to capital markets.**
   An inability to raise well-priced funding may also severely hinder MFIN's ability to take advantage of opportunities to acquire or expand. MFIN currently has 2 main ways to grow its assets: 1. raise debt or equity and downstream all or a portion to its Bank subsidiary to fuel optimal balance sheet growth; or 2. rely on retained earnings. Due to its access to cheap FDIC-insured deposits, Medallion Bank, rather than MFIN's HoldCo is the optimal entity for high ROA/ROE growth but a required 15% minimum leverage ratio constrains that growth. Due to all the issues referenced in Sections 1 through 3, raising cheap debt (with borrower friendly terms) or non-dilutive equity are virtually impossible. With respect to a debt raise, despite an A- rating for the Company's unsecured note offering in early 2021, the yield/spread was well above contemporaneous A- rated primary and secondary offerings - and this was before the SEC lawsuit. We believe the spread will continue to remain elevated. Investors in MFIN's 2023 debt raises required stricter financial covenants to provide them with additional protection (including a minimum tangible net worth covenant of $125 million)[xv]. These covenants were absent from outstanding indebtedness. By ZimCal's estimates, had the Company tried to raise unsecured senior debt without covenants, there would have either been no investor interest or, given prospective macro conditions, it would have resulted in at LEAST a 200-250 bps increase in the risk premium or ~$700,000 - $900,000 in additional annual interest expense based on a $36 million refinance. Existing unsecured notes will also trade (if they can be traded at all) at a larger discount/higher spread than similarly rated notes by comparable issuers until the SEC lawsuit is resolved which caps demand and liquidity. This means MFIN (and Medallion Bank) must rely on retained earnings to fuel growth. A top heavy and excessive pay structure means that a large dividend must be paid to the HoldCo in order to service debt and pay salaries which depletes retained earnings. An inability to raise capital or raise cheap capital restricts MFIN's CAPEX and growth opportunities, which could range from growing existing consumer verticals, going into adjacent verticals, making acquisitions, or investing in internal capabilities (technology, servicing etc.).

4. **Management and the Board must address MFIN's sub-optimal capital structure.**
   Post the GFC in 2011, MFIN raised $26.3 million in non-cumulative preferred equity through its Medallion Bank subsidiary using the US Treasury's Small Business Lending Fund ("SBLF"). This was used to pay off Medallion Bank's TARP Capital Purchase Program securities ("TARP"), a program designed to give banks access to favorable regulatory capital as they were decimated by the GFC. SBLF preferreds initially paid a 1% dividend rate which increased to 9% at 1Q16. Out of the 332 SBLF recipients, only 2 banks still have SBLF funding outstanding: this is not a positive. In 2019, Medallion Bank also raised $46 million (aggregate liquidation amount) in cumulative preferred stock which currently pays an 8% dividend but this rate will convert to 3MO TSOFR + 6.46% at April 1, 2025. As of this analysis date, the forward rate is expected to be ~4.50% resulting in a ~11% dividend rate. Both of these preferred equity issuances have favorable regulatory capital treatment but they are expensive. Recall that the HoldCo requires a large dividend from the Bank so that it can both service debt and pay operating expenses. This dividend was $20 million in 2023 and was not enough to cover the $12.7 million in interest expense and $20.1 million in non-interest expense (with a substantial portion of that going to Andrew and Alvin Murstein and the Manhattan location overhead expenses). The Bank's preferred equity is structurally senior to all HoldCo debt. The terms of the preferred equity require dividends be paid to the preferred before any

dividends can be declared and paid to the HoldCo. If dividends could not be paid to the HoldCo this would eventually result in a HoldCo debt default once the HoldCo depleted its cash reserves. HoldCo cash reserves stood at $31 million at FYE23 and $17.5 million at 1Q24. By eliminating the Bank's preferred equity through a down-streamed equity infusion, part of that capital structure risk would disappear without impacting the Bank's capital ratios. The preferred and the HoldCo debt are expensive in absolute terms, and particularly when compared to the Bank's primary funding source (brokered CDs) which cost 3.17% at the end of 1Q24. MFIN paid 8.08% and 7.71% to its senior unsecured debt and trust preferred securities at the end of 1Q24. MFIN has $85 million in HoldCo debt coming due in 2026 and 2027 that will likely reprice above its 7.41% current aggregate rate. If MFIN could generate a marginal return on assets well in excess of its marginal preferred and debt costs, this might make the high cost of its capital more palatable, however, MFIN's core ROAA (excluding Taxi Medallion assets impact) has declined materially over the last 3 years and based on a core 0.9% and 1.4% annualized ROAA at 4Q23 and 1Q24 (see Figure 9 above), current preferred equity and debt are not optimal funding solutions. Despite "record earnings" in 2021-2023, MFIN's HoldCo debt load has increased by 20% since FYE20 and by $18 million in the trailing twelve months.

5. **MFIN must right-size the entire executive management teams' size and align its compensation structure to better align with peer companies and stockholder interests.**
   MFIN must reduce the size of the executive team to reflect both the lack of complexity of its operations and its small balance sheet. MFIN is almost entirely an indirect consumer with borrowers dealing with intermediaries rather than directly with MFIN. Unlike most lenders, MFIN (and its bank subsidiary) does not have a branch network or customer facing employees in a traditional banking sense. Rather, the bulk of its employees are operationally focused while servicing and collections are mostly outsourced. The current executive team consists of 1 CEO, 3 Presidents, and 2 CFOs. The top 5 paid executives received $11.4 million in cash compensation at FYE23 or 30% of TOTAL personnel expenses for the entire organization[xvi]. Stock-based compensation was worth an additional $3.4 million. In ZimCal's 14-year bank investing experience, we have never seen a cost structure this top heavy and for what is almost entirely an indirect-lending operation. There is also a reliance on cash pay, rather than contingent or equity-linked pay which we believe is unaligned with stockholder interests. As previously discussed, the Board should streamline the executive team and ensure its compensation structure is tied to core performance, is not excessive relative to peer companies and is correlated with long-term shareholder earnings and stock performance. Short-sighted decisions, like growing the balance sheet during times of exuberance and over-valued assets, might be profitable in the short-term but could lead to credit issues later and so should be scrutinized and correctly dis-incentivized.

6. **MFIN's leadership made some catastrophically bad decisions in the last crisis and the Company needs a leader who will be able to lead through the next crisis. The cyclical nature of consumer lending means that there is likely to be one in the future.**
   The touting and fraud allegations in the SEC lawsuit are the most obvious concerns for investors about Mr. Murstein's behavior, but there are other equally important red flags about current management's decision-making. And to reiterate, consumer lending is volatile and the only way to judge decision-making in a future crisis is to analyze behavior in a past crisis. Mr. Murstein's business decision-making both before and during the Taxi Medallion implosion was terrible. The Company was clearly reactive and in denial[xvii], rather than proactive and strategic. This behavior could very easily be repeated when faced with another crisis. The Company's dismissal of ZimCal's credit quality warnings based on 2Q23 data, well before consumer loan charge-offs exceeded their cyclical peak and hit a 12 year high at FYE23 and 1Q24 (Figure 10), is what gives us great concerns about management (and the Board's) decision-making and objectivity.

Figure 10: Core DQ and Charge-Offs (net (Excluding Taxi Medallion Loans)



6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Cyclical PEAK CORE C/O (net) 2.8% (4Q19)
2.8%
2.0%
2.7%
2.9%
2.8%
2.9%
3.4%
3.4%
3.5%
3.7%
3.7%
2.0%
1.8%
2.3%
1.7%
2.2%
3.2%
3.4%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
30-59 Day Past Due (Ex. Taxi Medallion)
60-89 Days Past Due (Ex. Taxi Medallion)
Non-Performing Loans (Gross) (Ex. Medallion)
Allowance for Credit Losses/Total Loans (Ex. Taxi Medallion)
Charge-offs (net Ex. Taxi Medallion)

Source: S&P Capital IQ, MFIN 10K/Qs
The credit quality of MFIN's core consumer portfolio (95% of Total Loans) has deteriorated significantly since FYE21. Consumer net charge-offs have exceeded the cyclical high set at 4Q19 and are at their highest levels since 2011.

MFIN makes a consistent and incomplete claim that it intentionally and strategically shifted away from Taxi Medallion financing to consumer lending in January 2017. A "strategic shift" implies careful consideration and an examination of alternative options. The announcement in January 2017 was a decision forced on the Company to make up for its Taxi Medallion loan implosion and earnings hit, rather than a thoughtful plan to strategically change its focus. Despite ample warnings from publications (including Bloomberg) and investor forums[xviii] about Taxi Medallion values and the threat of rideshare ranging back to 2014, MFIN did not de-risk its portfolio or reduce exposure. We believe that management should be rewarded for proactively avoiding obvious risks and punished for ignoring them. Uber entered NYC in 2011 and exploded in popularity while MFIN continued to grow its Taxi Medallion portfolio 12% from FYE11 to FYE14. MFIN only disclosed the rideshare risk in its 2Q14 10Q. The portfolio grew to its year-end peak of $678 million at FYE14 (or **53% OF TOTAL LOANS)**, and only declined 13% over the next two years even as the taxi medallion industry and participants struggled.

Figure 10: Medallion Loan Portfolio – The Beginning of the End (1Q14 through 4Q16)



800
700
600
500
400
300
200
100
0
Millions
25%
20%
15%
10%
5%
0%
20.6%
5.4%
0.0%
0.0%
Dec-13
Dec-14
Dec-15
Dec-16
Total Taxi Medallion Loans (gross)
Total Taxi Medallion NPLs/Total Taxi Medallion Loans

Source: MFIN 10K/Qs
Even as the Medallion valuation and performance began to crumble, the Company's Medallion loan book barely decreased. Eventually, the Company would realize $270 million (through 1Q24) in cumulative net charge-offs on $641 million (at FYE15) of Taxi Medallion loans.
Cumulative net charge-offs combine "realized losses" (BDC accounting) and net charge-offs (BHC accounting) and write-downs/gains on foreclosed medallions from Jan 2015 through 1Q24.

NYC Taxi Medallion prices increased over 100% in 6 years (sign of a bubble) then plunged from a peak in 2013 and early 2014 of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16. MFIN is now carrying them at $75,000 (net). The Taxi Medallion portfolio officially began to implode in 4Q16. However, throughout 2016 the Company, in its public disclosures, spoke optimistically about the Taxi Medallion category and touted "solid credit performance" and "taxi medallion lending['s] virtually zero losses" in its 8K on May 10th,

2016[xix]. In the Company's 3Q16 8K filed November 7, 2016, only 55 days prior to the Taxi Medallion implosion, Medallion stated "We believe the NYC medallion industry is stabilizing." and "To date, our combined actual losses in medallion lending have been just 75 basis points or $3.6 million in 2016 and were de minimis in prior years…". At FYE16, Taxi Medallion net charge-offs hit **$30.6 million** and **NPLs were 21%** a HUGE deterioration from $130,000 in net charge-offs and NPLs of 5% at FYE15. The Taxi Medallion portfolio was still sizeable at $591 million or ~42% of the entire loan portfolio. Per the SEC's published emails from Murstein, he continued to encourage his touters to put out bullish analysis on Taxi Medallions and MFIN through 4Q16. At the end of the year, MFIN still had huge concentration risk in Taxi Medallion loans. NPLS hit 24% at 4Q17 and 2017 charge-offs were $74 million comparable to the worst lender performance during the GFC. Through 1Q24, MFIN went on to charge of ~$270 million or almost 42% of the Taxi Medallion loans outstanding at FYE15. Based on its comments throughout 2016, when credit quality started to deteriorate, MFIN was either not being transparent about the issues with its Taxi Medallion loans or did not know how bad they were; either situation is very concerning. The Company could have de-risked by allowing loans to refinance (it claimed ~40% of loans refinanced each year in its FYE16 10K) or by selling loans at a modest loss. The Company could have introduced covenants for new originations that would lead to an event of default if collateral values plunged or if debt service was insufficient. The Company could have required more cash down to reduce LTV and increase "skin in the game". Rates could also have been raised to compensate for the extra risk (instead Taxi Medallion portfolio rates were 3.93%, 3.96% and 3.88% at FYE14, FYE15 and FYE16 respectively)[xx]. Despite signs of a bubble in Taxi Medallion prices, and the obvious threats from rideshare and taxi-alternatives[xxi], Mr. Murstein's decades of experience apparently did not allow him to see the very clear threats to taxi medallion lending/pricing. As the Company stated in its FYE17 10K:
"In addition, our management has a long history of owning, managing, and financing taxicab fleets, taxicab medallions, and corporate car services, dating back to 1956."

Incredibly, during the 2016 to 2018 period, when Taxi Medallion losses exploded and market cap went below $50 million, Mr. Murstein still received $3.8 million in (cash) bonuses and perks. We are afraid this strategic blind spot could manifest itself again in the future and destroy value.

7. **Reinforcing the need for management change, we believe that a leader driven by emotion rather than facts could exacerbate a future crisis and is a liability. Regardless of the source, the data should never be ignored.** Again, the only evidence for how management might act in a future crisis is from how they reacted in a past crisis. This emotional response and disregard for the data was evident during the Medallion portfolio implosion. When short sellers targeted MFIN, Mr. Murstein blamed them[xxii] for the stock decline and seemed surprised by the taxi medallion upheaval despite the clear, declining industry trends, the rapid growth of Uber (who entered the NYC market in 2011) and the lack of anti-rideshare regulation. Instead, Murstein should have listened to his critics (even the self-serving ones) and perhaps MFIN could have avoided or materially reduced the $270 million in subsequent net charge-offs and its stock price plunge. In MFIN's public response to the SEC complaint, they stated "… short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." This may well be true, however, as early as December 2014, approximately 2 years before MFIN started taking huge write-downs on its loan portfolio, one short seller almost exactly predicted what would happen to MFIN and other Taxi Medallion lenders. Based in part on their analysis of ride-share and its impact on the taxi medallion business, HVM Capital stated, "Over time, Medallion Financial will have to start raising its LTV ratio, writing down assets and cutting the dividend, and this process will accelerate into operating earnings declines and massive write-downs."[xxiii] We noted above that various other publications highlighted the risks posed by rideshare specifically and its impact on Taxi Medallion values. And yet Andrew Murstein reacted emotionally, and apparently took the criticism personally as detailed in the SEC complaint. He did not address the criticism professionally in his role as the President of a public company or mitigate what were obvious risks. Even though ZimCal is one of MFIN's largest investors, we have been a recipient of MFIN's caustic approach which tries to distract, deflect and undermine its critics rather than honestly self-reflect and improve. MFIN has not responded in a comprehensive way to any of the business, operational or credit issues ZimCal outlined in its 28-page analysis sent to the Board

in October 2023 or in this 5 Step Plan during the proxy contest. This emotional and dismissive approach is what concerns us. This approach will not result in decisions that will benefit stockholders in the long term.

8. **Management must use forward looking data and not unduly rely on backward looking data. "Check the box" risk disclosures are useless without mitigating action.**

   The prior 3 years (post the onset of the pandemic) have been unusual, even against the backdrop of an unusually benign credit period and mostly ZIRP from post-GFC to 2019. That is why it is critically important that management does not base their portfolio credit expectations on backward looking data that does not reflect current risks. This is a common and dangerous mistake to make during times of rapid change. Despite the proactive intentions of the CECL methodology, it is still reliant on subjective inputs from historical experience. As of the most recent quarter, MFIN was still using backward looking assumptions rather than revised forward assumptions:

   - At 1Q24, the Bank was still using a 12-month lookback and had almost identical Recreation prepayment speed and average life assumptions as it was using at FYE22 and FYE21 (1.72% prepay and 42 mo. average life). This seems unlikely given the stress in the subprime sector and for consumers in general under a higher for longer rate environment (Figure 10 below).
   - Despite loss assumptions ticking up to 343 bps at 1Q24 from 264 bps at 3Q23 and 233 bps at 1Q23 (a positive with respect to reserves but a negative with respect to loss expectations) we would argue this too is overly optimistic, and such a drastic deterioration in 6 and 12 months is disconcerting (Figure 10).

Figure 10: Average life, loss assumptions and prepayment speed assumptions

	Annual	Annual	Annual	Quarterly	Quarterly	Quarterly	Quarterly	Quarterly
AVERAGE LIFE PROJECTED (MO.)	12/31/21	12/31/22	12/31/23	3/31/23	6/30/23	9/30/23	12/31/23	3/31/24
Recreation	40	39	41	38	41	41	41	42
Home Improvement	32	31	32	31	31	31	32	32
LOSS ASSUMPTION (BPS)								
Recreation	61	166	315	233	242	264	315	343
Home Improvement	25	78	132	83	97	117	132	164
PREPAYMENT SPEED ASSUMPTION (%)								
Recreation	1.75%	1.78%	1.73%	1.78%	1.77%	1.75%	1.73%	1.72%
Home Improvement	2.53%	2.67%	2.60%	2.67%	2.66%	2.64%	2.60%	2.55%

Source: S&P Capital IQ, MFIN 10K/Qs

Despite the unprecedented changes in rates, the economy and consumer outlook over the last 3 years, MFIN's prepayment assumptions and average life of its portfolios has stayed static. Loss assumptions have increased but still appear to be backward looking and reactive rather than forward looking.

The large loss assumptions increase in only 6 months suggests that the Company is playing "catch-up" with loss assumptions rather than being proactive. While the Company had some limited experience managing through a credit crisis in 2007-2009, the size and composition of the consumer portfolio back then was very different. At peak distress during the GFC in 2009, the consumer portfolio was almost entirely Recreation loans with a total balance of $199 million (15% the size of the current Recreation portfolio) with peak net charge-offs of 5.99% (FFIEC UBPR data). At 4Q23 and 1Q24, net consumer charge-offs for Recreation alone were 4.30% and 4.34% annualized. Projecting through FYE24, if the Allowance for Credit Losses stays flat and annual net Charge-offs remain at 4.30%, that would result in a ~ $57 million earnings hit which would erase a large portion of the $86 million in pre-tax operating profit at FYE23, the highest in MFIN's history. We expect a seasonal recovery in credit quality in 2Q24, as there was in 2Q22 and 2Q23 but now, as then, we expect this to rise as the year progresses.

Our concern is that we see parallels in MFIN's actions now and its actions during the Taxi Medallion crisis. Only a year before the catastrophic asset quality deterioration at FYE16, the FYE15 reserve was driven by backward looking data. This under-reserving directly resulted in inflated profits and bonuses for 2015 which benefitted

management. Clearly the market was turning quickly and a prudent move would have been to aggressively increase loss provisions and reserve against future losses. The caveat emptor risk disclosures in 10Q/10K filings that mention the impact of rideshare and other competition on Taxi Medallion values were worthless and what I consider a sign of lazy management. Even though Uber launched in NYC in 2011 and was exploding in popularity, the Company only mentioned the risk posed by rideshare in its 2Q14 10Q. It is not enough to recognize potential risks and then list all the things that can go wrong to "check the box"; it is far more important to put a plan in place to mitigate the impact of those risks. Recognizing the risk is step 1, adapting to the risk is step 2. We believe there is a high probability that this behavior could repeat itself with the current Board and management team.

9. **The SEC complaint revealed disturbing insights into Andrew Murstein's sense of fiduciary responsibility as a Board member.**
   The legality of Andrew Murstein's actions clearly matters, but just as important is what it reveals about how he views his fiduciary duty as a Board member. Andrew Murstein had been a leader in a public company for almost 20 years prior to the period under SEC investigation and we believe he should have certainly known (or sought internal or external legal advice) that his actions could have major implications for both himself and more importantly, MFIN shareholders. Had the SEC not investigated MFIN, none of this behavior may have come to light.

Step 4 – Cut Expenses.

Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand. Operating efficiencies will be critical in a down-cycle.
Operating expense controls will matter more than ever going forward. Brokered CDs fund the bulk of MFIN's Bank operations and thus far have helped profits as CD rates have reset higher far slower than the rapid increase in short-term rates. Even though MFIN's net interest margin ("NIM") declined, the brokered CD reliance slowed the rate of decline substantially, even though MFIN struggled to pass on interest rate increases to borrowers (Figure 10). But as short-term rates are set to decline over the next 12-24 months this will work against MFIN, as rates will reset lower at a slower pace, and NIM will continue to be pressured. MFIN needs to ignore the last 3 years of unprecedented fiscal stimulus and consumer strength; those days are over and we believe were an anomaly. MFIN must recognize that efficient operations are and will be more critical. We have focused on the easiest operating expenses to address.

1. **Reduce executive compensation to appropriate levels by matching the size of the executive team to the complexity of the Company.**
   We estimate that with an executive team that reflects the size and complexity of the Bank, executive compensation could have been reduced by approximately $19 million before taxes from 2020 to 2022 or an average of $6.3 million/annum[xxiv]. We adjusted compensation down to levels of rival, top performing FDIC-lenders even though MFIN's core performance was well below theirs. This would have boosted diluted EPS by an estimated $1.14 or 44% over that period (Figure 11 below). Due to the cyclical nature of consumer lending, and ZimCal's belief that zero percent interest rates were anomalous and will not return, we believe that the Company should build its capital cushion in the near-term (which benefits stakeholders), rather than use this opportunity to enrich themselves. As previously noted, even when the Company lost $39.9 million in 2018 (its largest loss ever), MFIN's CEO and President received $291,000 in perquisites to cover personal items including country club memberships, company drivers, social club memberships, car leases, car maintenance and other benefits[xxv]. Mr. Murstein also received a $1.4 million bonus that year. This suggests a level of tone-deafness that is concerning.

2. **An SEC settlement by MFIN would have reduced substantial past SEC litigation expenses and could reduce substantial future expenses.**
   ZimCal estimated that SEC legal fees totaled $7 million. The Company has D&O insurance, but despite repeated requests, ZimCal has not received any information on ongoing out of pocket expense or coverage and limits on the D&O policy. Avoiding prior SEC expenses would have boosted EPS by an estimated $0.22 in 2022 (Figure 11). Future impacts are uncertain without disclosures from the Company.

3. **Eliminate or severely reduce the Manhattan lease and footprint.**
   MFIN no longer has any material business interests in New York City. The Manhattan lease for the Holding Company's headquarters costs MFIN $1.8 million per year. The Holding Company employed 33 people at FYE23, not all of whom work at the Manhattan location. The Bank, which generates 94% of consolidated revenues, has a Utah lease that costs ~$550,000 per year. The Bank employs 128 people or 76% of all employees, most of whom work at the Utah location. Eliminating this lease (ignoring termination fees) would have boosted EPS by $0.04 in 2023 (Figure 11).

4. **Focus on personnel cost efficiencies with a plan to control and limit collection and servicing costs.**
   Great firms are always determining ways to cut expenses, while also rewarding exceptional employees. MFIN should do the same and like other top performing public companies (even those that are highly profitable), MFIN should ensure it is lean without compromising its ability to grow in the future. This initiative would be enhanced by technological investments as outlined below in Step 5. Metrics like efficiency ratios are adequate to show productivity trends over time but for a unique platform like MFIN, are difficult to compare to other lenders. The majority of prime-focused lenders do not staff or prepare for mass delinquencies, special asset management and material collection costs. Therefore, they often are not productive during times of distress, with lower recoveries and higher expenses. We believe that as the economy and new rate regime become more entrenched, defaults

will increase and special servicing and collection skills must become a core competency for any lender aspiring to be exceptional. Collection costs in 2023 were $6 million while servicing costs were $9.5 million. Servicing for the entire consumer loan portfolio (~95% of total gross loans) is currently outsourced entirely to Systems and Services Technologies Inc. ("SST") at an estimated cost of $91/loan per annum[xxvi]. Collection costs seem unusually high given the levels of non-performing loans and charge-offs ($49.5 million in consumer net charge-offs and $26 million in NPLs at FYE23). Greater internal control over collections and servicing would allow greater cost savings.

Figure 11: Earnings and EPS (Pro Forma) impact of expense reductions - historical and projected

	Annual Actual 12/31/21	Annual Actual 12/31/22	Annual Actual 12/31/23	Annual ZimCal Proj. 12/31/24
Net Income to Medallion Financial	54,108	43,840	55,079	25,591
Total Adjustments to Eliminate Taxi Medallion Impact	(2,078)	(8,156)	(21,714)	(2,185)
Core Net Income to Medallion Financial (Ex. Taxi Medallion)	52,030	35,684	33,365	23,405
Provisions (Ex. Taxi Medallion)	11,559	36,361	77,838	76,135
Taxi Medallion Assets (net ACL)/Total Assets	2.2%	1.1%	0.5%	0.2%
Expense Adjustments				
Total Executive Compensation Adjustments	7,093	7,728	10,634	6,800
Professional Fee Reduction	311	7,054	886	271
Lease Expense Reduction	1,300	1,300	1,300	1,300
Personnel Efficiencies (Ex. C-Suite)	1,125	1,070	1,246	1,515
Total Operating Cost Savings (Before Taxes)	9,829	17,153	14,066	9,886
Total Operating Cost Savings (After Taxes)	6,921	12,611	9,993	6,997
Unadjusted EPS	$2.17	$1.83	$2.37	$1.08
Core EPS (ex. Taxi Medallion impact)	$2.09	$1.49	$1.44	$0.98
Core Pro forma EPS (with expense reductions)	$2.36	$2.02	$1.87	$1.28
Increase in Core EPS from expense reductions	13%	35%	30%	30%

Source: S&P Capital IQ, MFIN 10K/Qs
FYE24 projections are based on internal ZimCal projections not consensus or analyst projections. ZimCal's projections incorporate continued elevated charge-offs and delinquencies through 2024. As the table shows, Expense reductions would have resulted in significantly higher core pro forma Net Income/EPS

Figure 12: Earnings and EPS (Pro Forma) impact of expense reductions - historical and projected



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.09
$2.36
$1.49
$2.02
$1.44
$1.87
$0.98
$1.28
Dec-21
Dec-22
Dec-23
Dec-24
Core EPS (ex. Taxi Medallion impact)
Core Pro forma EPS (with expense reductions)

Source: S&P Capital IQ, MFIN 10K/Qs
Viewed differently, common-sense expense reductions would have materially improved core EPS and would materially improve future EPS/net income.

Step 5 – Go on Offense.

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.
We believe that an FDIC-insured funding base and indirect lending strategy is an excellent foundational platform but it cannot be taken for granted. Consumer lending is a large, fragmented and competitive industry. Unless consumer lenders take on risker borrower, they are rate and structure "takers". MFIN is an indirect lender and therefore has very little ability to influence consumer choice, particularly for dealers or contractors that use large platforms that aggregate lenders based on a single consumer application. Therefore, most consumer lenders have very little ability to deviate from market terms. To be successful, lenders must compete primarily on operating efficiency, reduced delinquencies and lower losses and secondarily, on the borrower experience. Technology and data are foundational to that approach. More creative, well-capitalized lending platforms that compete with MFIN provide a huge array of options for dealers and contractors to finance their customers and most see data and analytics as central to their strategy.

1. **Invest in technology to boost productivity, analyze underwriting methodologies and loss mitigation which will allow the Company to iterate and improve.**
   ZimCal believes that in order to remain competitive in consumer finance, companies will need a full-time Chief Technology officer or equivalent who can lead the investment into technology, elevate its importance and make it a core pillar of the business. This does not mean an Information Technology officer focused on maintaining security, IT issues and infrastructure. MFIN must invest meaningfully in technological improvements to boost productivity both now and to better compete in the future. This could take the form of faster underwriting decisions, more creative underwriting criteria, broader loan distribution platforms, easier entry into collateral adjacent lending niches, earlier potential loss identification, greater employee productivity, automated trend analysis and predictors, to name just a few applications. Data-driven, iterative underwriting based on rapidly changing market conditions, for example, would allow the Company to increase or reduce exposure quickly. The Company might then be able to better lend in the subprime category but with stronger underwriting and appropriate risk-pricing, which are critical in such a volatile lending category. MFIN must realize that data is critical, and controlling and analyzing its data will likely provide a competitive advantage in the future. The rapid technological changes of incumbents and new entrants into the consumer finance space will also have a meaningful impact on spread income as they seek market share with highly scalable platforms. Technological changes have already significantly reduced barriers to entry for new competitors and will continue to do so. Technology has also significantly reduced friction for consumer loan applicants making borrowing easier and more accessible.

   To offset the margin and credit deterioration, the Company must look to technology to boost productivity. Improvements in machine learning and associated predictive algorithms could be incorporated far more cheaply than ever before. Without an incumbent servicing platform or technology, the Company has tremendous flexibility to invest in a robust system that could boost productivity and performance substantially. But most critically, this would allow the Company to compete effectively against the increasing competition and capital in the space. Technology investment does not mean superficial (although helpful) changes to the UI or UX of its loan origination tech but rather a systematic overhaul of the way MFIN approaches technology. Technology is transforming consumer lending in ways that we believe will only accelerate, and new well-capitalized entrants will deploy technology to compete more fiercely, and perhaps irrationally, as they seek market share.

2. **Be disciplined in underwriting and reduce subprime originations in the near-term until consumer health trends are clearer.**
   Charge-offs and delinquencies must be controlled. Subprime loans present the most obvious and near-term risk and delinquencies and charge-offs will likely be driven by subprime performance. At 1Q24, subprime loans were $491 million or 22% of Total Loans. This has declined from 32% at FYE21 but is still material and due to balance sheet growth is still close to an absolute all-time high (Figure 13 below). Despite an aggregated consumer health profile that appears to be healthy in some respects, we believe that specifically in the Recreation portfolio where

ticket sizes are small (~$20,000) and loan maturities have been increased by MFIN to boost borrower affordability (new originations averaged 11.5 years at FYE21 but increased to 14.1 years at 1Q24 – see Figure 16 below), there is a selection bias toward borrowers that may be highly susceptible to consumer macro headwinds, particularly inflation and higher interest rates. This appears to be supported by the increased delinquencies and charge-offs in the Recreation portfolio in 1Q24 and 4Q23 (4.34% at 1Q24 and 4.30% at 4Q23 – both the highest in over 10 years) albeit with some seasonality. RV loans make up 54% of Recreation loans and 33% of all Total Loans (Figure 13). Dealer check-ins and Black Book trends slow an expected slowing in RV sales and valuations which is translating into materially lowered RV recoveries at auctions or foreclosure (Figure 14 below). As mentioned previously, weakness in the sector seems to be mirroring new and used auto where prices and volume received a post-COVID boost only to predictably decline as fiscal stimulus ended, demand waned and financing costs increased. We believe that subprime and near-prime discretionary spending will continue to soften. MFIN underwriters should take into account the potential for declining collateral values rather than assuming they will stay flat. They should lean on cash down at origination as a credit enhancement and reduce a reliance on inflated collateral values, extended maturities and lenient repayment schemes in the underwriting process. Even as profitability weakens, MFIN must not go down the credit spectrum in the search for higher yields.

Figure 13: Recreation Loans Changes in Non-Prime (Subprime) Originations and Balances

	Annual 12/31/21	Annual 12/31/22	Annual 12/31/23
Non-Prime as % Total Recreation Loans	50%	44%	38%
Non-Prime Loan Balance	480,660	520,745	507,764
Non-Prime Recreation as % of Total Consumer	34%	29%	24%
RVs as % Total Recreation Loans	60%	58%	54%
RV Loan Balance	576,792	686,437	721,560
Non-Prime Recreation Originations	130,296	180,697	152,045
Non-Prime Originations(% Total Originations)[Recreation]	29%	35%	34%

Source: MFIN and Medallion Bank 10Ks
Despite the reduction in subprime loan originations, subprime balances are still very high considering the near-term headwinds facing consumer lenders. The absolute subprime loan balance has increased over FYE21 even as it has decreased substantially as a percentage of total Recreation loans. However, overall Recreation loan balances are up 39% at FYE23 over FYE21. MFIN management's incentive structure explicitly rewarded asset/loan growth without accounting for prime/subprime composition or asset quality.

Figure 14: North American Retail RV Sales Have Declined since their COVID Peak



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
January
February
March
April
May
June
July
August
September
October
November
December
2023
2022
2021
2020

Source: RVDA.org

MFIN should be disciplined, and not be afraid to shrink its balance sheet, while watching the direction of economy. MFIN management's incentive structure explicitly rewarded asset/loan growth without accounting for

prime/subprime composition or asset quality. We believe this is a mistake. The Company can and should be more selective and not feel compelled to replace paid-off subprime loans. MFIN should resist the temptation to search for higher yields by taking on excessive risk. The opportunity cost is minimal and short-term, compared to the damage that could be done if subprime struggles. If MFIN can avoid sub-prime credit issues in the near-term, it will then be positioned to compete aggressively in the space in the future. As we discuss in Section 3, high charge-offs for levered lenders can quickly eliminate historical earnings and put them on the defensive. FDIC and securitization data on consumer loans, auto loans and credit cards, shows a rapid spike in delinquencies and charge-offs[xxvii] that could accelerate (See Figure 15 below). This corroborates the Company's own delinquency and charge-off trends and needs to be closely monitored.

Figure 15: FDIC QBR 1Q24 – FDIC Bank Consumer Loan Delinquencies


5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Dec-19
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24
3.7%
1.8% 2.0% 2.0% 2.5% 3.1% 3.5% 3.6% 4.2% 4.7%
1.0%
0.9%
0.4% 0.4% 0.6% 1.0% 0.8% 0.9% 1.0% 1.3% 1.2%
0.4% 0.3% 0.5% 1.1% 0.8% 0.8% 1.0% 1.2% 1.2%
Credit Card Charge-Offs (net)
Other Consumer Loans Charge-Offs (net, includes Auto)
Auto Loan Charge-Offs (net)

Source: FDIC

This represents $2.1 trillion in bank-held consumer loans. While not directly comparable to Recreation and Home Improvement loans, the trends are very similar to those in MFIN's portfolio. While FICOs are not disclosed by the FDIC, historically, commercial banks have had the most stringent underwriting standards with little sub-prime exposure.

MFIN has slowed its originations, although this may not be by choice, and has credited "restrictive underwriting" in 10K/Q filings. It is difficult to know what "restrictive underwriting standards" means since there is little disclosure on critical items like vintage performance, prime or non/sub-prime, loan-to-value ("LTV") at origination and currently, loan-to-cost, borrower debt-to-income, income verification, required cash downpayment, loan term, amortization (interest only, deferred payments for example), or the age of collateral. The modest increase in FICOs is what MFIN has consistently referenced as "restrictive underwriting"; we believe this is both over-simplified and misleading. Subprime originations as a percentage of new originations were significantly higher at FYE23 than they were at FYE21 (Figure 13 above), which is not a sign of "restrictive underwriting".

Figure 16: Recreation Loans Changes in FICO and Avg. Loan Term for New Originations


Annual
Quarterly
FICO
AVERAGE LOAN TERM
700
650
600
550
500
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
684 676 686
677 678 683 688 692
11.5 11.3 12.9
11.0 12.6 12.8 12.9 14.1
Dec-21 Dec-22 Dec-23
Mar-23 Jun-23 Sep-23 Dec-23 Mar-24
Average Term at Origination (entire Portfolio)
WA FICO (New Originations)

Source: MFIN and Medallion Bank 10K/10Qs

FICO increases for new originations have been modest and, as MFIN acknowledges and most good lenders agree, FICO is only one aspect of credit analysis. The lengthening of the average loan term is more concerning because it reflects a concerted effort by MFIN to make its loans more affordable to a (presumably) more cash-strapped borrower demographic – even though $20,000 loans at 11+ year terms already have low monthly payments. Increased amortization without any extra cash down simply increases loss given default rates.

Paradoxically, at FYE19 (pre-COVID) when Recreation subprime was 68% of Recreation loans, annual net charge-offs were 2.64% but Recreation yields were 15.4%. MFIN was getting paid more for presumably higher risk. At FYE23 At FYE23, subprime was 38% of Recreation and annual net charge-offs were 3.04% (and accelerated in 3Q23 and 4Q23) and yields were 13.1%. At FYE23 and 1Q24, subprime exposure has declined (albeit still at very high levels), yet charge-offs are up (Figure 17 below) and MFIN is getting paid less.

As noted in Figure 10 above, core net charge-offs deteriorated to 3.4% at 1Q24, have exceeded the last cyclical peak at 4Q19, and are higher than they have been since 2011. The GFC annual charge-off peak was 6% at FYE09 and quarterly charge-off peak was 8% in 1Q10. A continued increase, even of 100-200bps, could be catastrophic and depending on its duration, would erase most of the recent annual "record" earnings.

Figure 17: Recreation DQ and Charge-Offs (net)



15-year PEAK Recreation C/O (net) 6% (FYE09)
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
3.8%
1.5%
3.3%
1.9%
2.7%
4.3%
4.3%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
30-59
60-89
Non-Performing Loans (Gross)
Recreation Allowance for Loan Losses
Recreation Charge-offs

Source: S&P Capital IQ, MFIN 10K/Qs
The credit quality of MFIN's Recreation consumer portfolio (61% of Total Loans) has deteriorated significantly since FYE21. Recreation net charge-offs are at their highest levels since 2009.

3. **Develop a servicing platform to capture real-time customer data and get better servicing outcomes rather than outsourcing consumer loan servicing and collections, as is currently done.**
In conjunction with technological investments, ZimCal believes that this is the best way to reduce delinquencies and charge-offs/loss severity, which are the biggest risks a lender faces. Currently, the Company outsources all its consumer loan servicing to SST and paid $9.5 million in 2023. Most of these loans are performing and require minimal monitoring or human input. External collections activity on loans cost MFIN $6 million in 2023 (although it is unclear how many Medallion loans this involves). ZimCal believes that developing internal servicing capabilities is critical as a core competency and a way for MFIN to control costs, data and outcomes. Control over the borrower experience will undoubtedly reduce delinquencies and minimize losses. A 0.50% improvement in net recoveries, for example, or a 20% decrease in non-performing loans would have a material impact on earnings. An internal servicing platform could allow scaling beyond MFIN's balance sheets and result in fee generating opportunities. It could allow an easier expansion into adjacent consumer lending verticals that leveraged MFIN's core competencies. A servicing platform could be a fee generator for sold or securitized loan products or if used to service the loans of other balance-sheet lenders. Granular data control will also allow robust and complete reporting on riskier loan segments that will give investors confidence that MFIN is in front of or mitigating any potential credit issues.

4. **Improve internal and external disclosures to enhance investor confidence and earn investor support for future initiatives.**
ZimCal has repeatedly offered the Company suggestions for both the data it collects and discloses to investors and the Board. We believe that lenders should be fully transparent about key (primarily credit) metrics and there is absolutely no competitive advantage that is lost as a result. Internally, it allows the Board to quickly understand key risks and hold management accountable and externally it gives investors greater confidence that risks are being managed effectively. Institutions will not take the chance of investing in a "risky" story unless they feel they understand all the risks. Using MFIN's prior crisis response to gauge a future crisis response, as mentioned previously, the Company's approach to the Taxi Medallion implosion is a persistent red flag and so transparency is even more crucial. A Board and management team that said, "We believe the NYC medallion industry is stabilizing." and "To date, our combined actual losses in medallion lending have been just 75 basis points or $3.6 million in 2016 and were de minimis in prior years…" **only 55 days** (November 7, 2016) before a catastrophic spike in delinquencies and charge-offs (21% Taxi Medallion NPLs and $31 million charged-off at FYE16) undermines investor confidence[xxviii]. This is what concise and complete disclosures can avoid. Credit disclosure/tracking suggestions provided to the Company in depth by ZimCal included: i. stratification of loan performance by quarterly vintage, collateral type, prime/non-prime, FICO; ii. Disclosures of loan-to-value or loan-to-cost; iii. Debt-to-income levels; iv. Loss-given-default trends; v. prime and subprime yields; vi. Prepayment and WAL by prime/non-prime; and vi. Recreation vehicle wholesale and retail price trends. Other disclosure suggestions provided to the Company included: i. Quarterly holding company only financials (since all debt is serviced by MFIN's holding company not its bank subsidiary); ii. Avoiding "partial" and misleading disclosures (e.g. the Taxi Medallion impact on EPS was noted, but ROAE, ROAA and "record" earnings were touted without the adjustment); iii. Non-recurring but material expenses (e.g. SEC legal fees); and iv. Transparency on equity investment marks in the Commercial Lending segment.

5. **Reduce or exit distracting, less profitable business lines that do not leverage the Company's core competencies in the consumer lending business.**
Consumer lending is a competitive and difficult business and requires management's full attention. MFIN has reduced its non-core business lines gradually over time but in the past, management and the Board decided to invest in: a NASCAR team; a professional Lacrosse team; a fine art business; a taxi advertising business; a taxi medallion business; a taxi medallion broker; a sport media company; and a consulting firm, to name just a few. These are needless distractions and undermine management's credibility with investors (and the Board that enabled them). MFIN currently has a Commercial Lending segment that represented 5.5% of total consumer loans at FYE23 and averaged 5.4% over the last 3 years. However, the operating expenses of that segment have averaged 9% of the operating expenses of the consumer lending business. The returns (ROE/ROE) on the segment have been very volatile with "gains on equity investments" (by definition an unpredictable revenue source) materially impacting returns. MFIN also continues to carry taxi medallions on its balance sheet with 333 New York City taxi medallions and 206 Chicago taxi medallions at FYE23[xxix]. This exposure needs to go away.

6. **Have the Holding Company be a source of strength rather than a source of weakness to the Bank and allow MFIN to take advantage of future opportunities.**
The Company's Holding Company and bank subsidiary structure pose unique risks to investors. In the event of distress at the bank, the FDIC and Utah DFI have considerable discretion to protect depositors including stopping dividends to the HoldCo or requiring a HoldCo equity infusion. The former could result in a default and the latter could massively dilute stockholders at the worst possible time. That is why it is critical that MFIN reduces these risks. As discussed in Section 3, loan growth is currently limited by retained earnings with little capacity for an expensive debt raise or dilutive equity raise. Medallion Bank's leverage ratio of 16.43% at 1Q24 gives only a small cushion above its 15% minimum leverage ratio requirement and could evaporate if NIM declines and credit losses increase. This will impact future business strategy decisions, including any expansion or acquisition decisions. Regulators would be far more supportive of a major strategic shift (given the right opportunity) if capital cushions were more substantial. MFIN should shore up its Holding Company balance sheet, reduce Holding Company operational expenses and reduce the levels of expensive debt that were raised to cover prior

Holding Company operating losses. The Bank's profits are propping up the Holding Company and instead should be used to support the Bank's growth, reduce expensive preferred equity or increase tangible book value. Holding company operating expenses were $20.2 million at FYE23 (Figure 18 below), and the Bank's operating expenses were $47.4 million (which includes expenses paid to the Holding Company). Given that the Bank generates ~95% of total revenue, this expense discrepancy is incomprehensible and introduces a level of risk (and potential for default) that most holding company/bank subsidiary lenders avoid. Despite "record earnings" in 2021-2023, MFIN's HoldCo debt load has *increased* at FYE23[xxx], by 12% since FYE21 and by $18 million in FYE23 (Figure 18 below shows why). In 2023, for example, total operating expenses, debt service and dividend payments totaled $40.9 million with upstreamed dividends from the Bank of $20 million ($5 million came from Medallion Capital and was reinvested back) – resulting in a $21 million shortfall. The Bank could have (and still can) upstreamed more dividends but this would have reduced its Tier 1 leverage ratio. The Bank has only made sufficient net income to cover current HoldCo combined expenses 3 times in the last 10 years – all during the last 3 years of unprecedented (and, we would argue, unsustainable) profitability. High HoldCo expenses, share buybacks and dividend payments are the reason why MFIN has had to raise debt, despite "record" consolidated earnings in 2023. HoldCo cash reserves stood at $31 million at FYE23 and $17.5 million at 1Q24 and the cash burn probably played a big part in MFIN's decision to raise an additional $5 million in debt in 1H24 with another raise likely in 2H24. MFIN's HoldCo structure and expenses, combined with weakening core performance, will make future capital raises necessary, not optional, which (if those capital raises are through debt) reduces the "source of strength" the HoldCo provides to its Bank.

Figure 18: Parent Company Only Income Statement Showing HoldCo Expenses

	Annual 10K Actual 12/31/21	Annual 10K Actual 12/31/22	Annual 10K Actual 12/31/23
Dividend income	19,000	24,750	25,125
Interest Income	2,554	(119)	1,243
Interest expense	11,209	11,289	12,771
Net Interest Income	**10,345**	**13,342**	**13,597**
Loan Loss Provision	(4,718)	(353)	(310)
Income Before Non-Interest Expense	**15,063**	**13,695**	**13,907**
Total (Non-Interest) Other Expenses	6,224	18,423	20,156
Pre-Tax Operating Income	**8,839**	**(4,728)**	**(6,249)**
Income tax provision (benefit)	(4,452)	(7,940)	(5,291)
Net Income (loss) after taxes before undistributed earnings of subsidiaries	**13,291**	**3,212**	**(958)**
Undistributed earnings (losses) of subsidiaries	45,925	40,628	56,037
Net income (loss) attributable to parent company	**59,216**	**43,840**	**55,079**
Total Holding Company Debt Only	154,000	154,000	172,500
Total Holding Company Combined Expenses	29,134	29,712	32,927
Common Dividends & Share Buybacks	0	28,392	7,934

Source: MFIN 10Ks

Dividend income (mostly from Medallion Bank with a portion from Medallion Capital) funds the HoldCo. Interest expense is for debt at the HoldCo with recourse to the HoldCo (excludes SBIC debt). Combined expenses show the minimum amount required to service debt and pay operating expenses (with a large portion being Murstein salaries and the Manhattan lease). Dividend income must also fund share buybacks and common dividends.

7. **Reduce the reliance on spread income and focus on increasing fee income.**

This has been a persistent focus for all lenders for some time. MFIN relies almost entirely on "spread income" or net interest income, and particularly in the current rate and economic environment, this has been under pressure for lenders of all sizes and types. As noted previously, MFIN's net interest margin has been under pressure (declining to 8.39% at 1Q24 from 9.25% at FYE21) and will remain so as the increase in its funding costs

outpaces any yield pick-up on its earning assets (Figure 19 below). On the yield/interest income front, competition in both Recreation and Home Improvement lending is fierce with entities like: Aqua Finance, AppOne, Lending Tree, aggregators for securitization vehicles, commercial banks, various credit unions (who also competed in the Medallion space), bank home equity lender to name a few. Some of the widely used marketplace lending sites both provide loans to and compete with the Company. As an indirect lender without any direct borrower relationships, the Company cannot easily distinguish itself from other lenders and becomes a price and term taker, with the market driving loan structures. Affordability and likelihood of approval will remain the biggest drivers to specific loans and lenders. Sources of loans including home improvement contractors, recreation borrowers, Financial Service Providers ("FSPs") and dealers are commoditized, transactional relationships and lending options for them are plentiful, particularly in the prime lending space. MFIN sources ~50% of Recreation loans from FSPs (who essentially aggregate smaller dealers' loans for MFIN and other lenders) adding an additional layer between lender and borrower. The rapid technological changes of incumbents and new "traditional" and fintech entrants into the Recreation and Home Improvement lending space will also have a meaningful impact on yield and spread income. Nimble lending competitors that rely on high productivity and lowered transaction and servicing costs will put an effective "cap" on loan yields and will push other lenders searching for yield and originations to loosen standards or push further down the credit spectrum. This will permanently pressure interest income as would be expected in an increasingly competitive space.

Figure 19: Annual & Quarterly Yields and Outstanding Balance on Recreation and Home Improvement loans


Annual
Quarterly
Billions
3.0
2.5
2.0
1.5
1.0
0.5
0.0
15.4%
14.9%
13.9%
13.3%
13.1%
13.9%
13.5%
12.5%
11.7%
11.6%
9.5%
9.7%
9.3%
8.6%
8.9%
13.3%
13.3%
13.2%
13.2%
12.9%
13.0%
13.1%
13.6%
13.2%
11.8%
11.8%
11.7%
11.3%
11.3%
11.5%
11.6%
12.1%
11.8%
8.7%
8.7%
8.6%
8.6%
8.5%
8.8%
8.9%
9.3%
9.3%
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Recreation Loans
Home Improvement Loans
Recreation Yield
Home Improvement Yield
Blended Consumer Yield

Source: S&P Capital IQ, MFIN 10K/Qs
Despite the substantial increase in the index risk free rates, demand and competitive forces meant that MFIN could not pass through a commensurate increase in average yields. MFIN has certainly improved average portfolio credit quality over the 2019 – 2023 period which would also result in a lowered relative yield. 4Q23 data had to be estimated by ZimCal using average of prior quarter and following quarter balances and actual interest income and interest expense.

As the net interest margin declines and provisions and charge-offs remain elevated over anomalous 2021 and 2022 levels, net profits will be under sustained pressure. The impact of competition is probably best illustrated by the Company's own average yield spreads to the comparable risk-free index (see Figure 20). While this represents a blended yield between prime and non-prime, the trend is obvious and illustrates that the company is a "price-taker" as one would expect in a highly competitive space. The data also show that as the consumer and macro outlook has gotten murkier, the Company is getting paid a smaller risk premium. Yield spreads have declined substantially since 2021 (and over prior periods) which indicates that MFIN is already getting paid less for the risk it is taking (Figure 20). This is likely because consumers are anchored on a certain absolute rate range, regardless of movements in the risk-free rates.

Figure 20: Yield-Spread of Recreation and Home Improvement loans (relative to the risk-free rate)


Annual
Quarterly
Loan spreads have narrowed sharply even as short-term and mid-term rates have increased
16%
14%
12%
10%
8%
6%
4%
2%
0%
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Recreation Spread to 3 yr Treasury Yield
Home Improvement Spread to 3 yr Treasury Yield
5 YR Treasury Yield
3 YR Treasury Yield

Source: Federal Reserve Bank NY, S&P Capital IQ, MFIN 10K/Qs
MFIN stated that the weighted average life of its loans was ~ 3 years, so its loan yields should be compared to the 3YR treasury rate. The rise in the 3YR treasury yield annually and over the last 9 quarters has seen a massive decline in the risk premium. In short, MFIN is getting paid less for the risk it is taking which is reflected through lowered ROAA and ROAE.

Competitive forces cap loan yields but also contribute to funding cost increases (see Figures 22 and 23 below). MFIN's primary funding source is brokered CDs whose rates are market driven and whose borrowers are transactional, i.e. without loyalty to the CD issuer. MFIN also has only one main type of funding account type (brokered CDs) despite other available options. MFIN's CDs maturities are front-loaded with 38% of outstanding balances coming due from 1Q24 to 1Q25 and 25.5% coming due from 1Q25 to 1Q26 (Figure 22 below). Figure 21 shows how MFIN's CD portfolio, which had a weighted average maturity of 1.8 years at 1Q24, has had rate increases that have lagged their benchmark risk free rates. We expect this lag to continue to hold MFIN's cost of funds higher even as/when benchmarks decline. MFIN has rotated its CDs into shorter maturities, presumably anticipating rates moving in their favor, with weighted average maturities of the entire portfolio decreasing materially (~3 months) since FYE21. FDIC-insured CD deposits provide a massive funding advantage against non-bank rivals both in terms of cost and stability, but this advantage should not be squandered. MFIN should think through ways to diversify away from spread income and increase fee income. This is not easy. The most obvious fee income generators for consumer lenders are through securitization or loan sales, particularly with servicing retained. This can also result in balance sheet optimization and risk shifting. These may not the right solution for MFIN or supported by regulators given MFINs capitalization, but the Company needs to develop a strategy that is forward thinking rather than stagnant.

Figure 21: Funding Costs - Medallion Bank CD rates versus AVERAGE 1-Yr and 3-Yr Treasury Yields


Annual
Quarterly
6%
5%
4%
3%
2%
1%
0%
2.5%
2.1%
1.6%
1.6%
2.7%
1.3%
1.4%
1.6%
1.9%
2.1%
2.6%
2.9%
3.2%
3.2%
CD rates are up materially.
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Bank Deposits (Ending Rate)
Bank Deposits (Avg. Rate)
1 YR Treasury Yield (Avg.)
3 YR Treasury Yield (Avg.)

Source: MFIN and Medallion Bank 10K/10Qs
CDs made up 89% of interest-paying liabilities and 71% of interest expense at 1Q24. Given the historical correlation with the risk-free yields we see CD rates continuing to climb or plateau even if short-term rates decline. This "lag" to the risk free will hurt funding costs as rates fall.

Figure 22: Liability Maturities (at 1Q24)


800
700
600
500
400
300
200
100
0
Millions
<1Yr
1-2Yrs
2-3Yrs
3-4Yrs
4-5Yrs
5-6Yrs
>6 yrs
Deposits
Privately placed notes
SBA debentures and borrowings
Preferred securities
Federal reserve and other borrowings
Total Liabilities at 1Q23

Source: MFIN and Medallion Bank 10K/10Qs
MFIN's CD WAM was 1.8 years at 1Q24. Since 38% of CDs mature within 12 months (at 1Q24) and rates have not fallen, a significant portion of MFIN's brokered CDs will be replaced at much higher rates.

Figure 23: Cost of Interest-bearing Liabilities and Preferred Equity


Annual
Quarterly
Bank Deposits
Retail&Private Placed Notes Rate
NCI/Preferred Equity Dividend (Bank)
Preferred Securities Rate
Weighted Average Ending Interest Rate

Source: MFIN and Medallion Bank 10K/10Qs
Brokered CD rates/costs have risen dramatically by 2.5x over the last 2 years as has floating rate debt at the Holding Company.

8. **Pursue new consumer lending lines of business and recognize the limits/desirability of banking-as-a-service for Fintech loan originators.**
MFIN should pursue a new consumer lending line in earnest, using a different approach than the one taken on the Commercial business and Fintech relationships. Fintech or BAAS specifically has exposed lenders to material risks and appears to be disfavored by regulators. New business lines must leverage the Company's consumer lending and origination knowledge so personnel do not have re-learn skills and can apply prior experiences. This expansion would need to be cautious and would require extensive research to make sure the market and collateral type were fully understood. If MFIN could develop multiple, niche consumer lending expertise in markets that could scale to a few hundred million, for example, this would reduce competition from large lenders and allow meaningful diversification away from Recreation and Home Improvement. Home Improvement in particular is extremely competitive with lots of lending options available to borrowers.

In conclusion, ZimCal sees its "5 Steps To Improvement" as an important step in the right direction and a framework for thinking through how MFIN can be better and how value can be created. This analysis will be updated as we continue to receive updated data.

[i] Source: MFIN 2024, 2023 ad 2033 DEF14As. Peer companies are: Medallion Financial Corp. (MFIN); ConnectOne Bancorp, Inc. (CNOB); EZCORP, Inc. (EZPW); World Acceptance Corporation (WRLD); Consumer Portfolio Services, Inc. (CPSS); Regional Management Corp. (RM); Willis Lease Finance Corporation (WLFC); PRA Group, Inc. (PRAA); Encore Capital Group, Inc. (ECPG); McGrath RentCorp (MGRC); Atlanticus Holdings Corporation (ATLC); Enova International, Inc. (ENVA); CURO Group Holdings Corp. (CURO) – FILED FOR BANKRUPTCY; Lending Tree (TREE); Metropolitan Bank Holding Corp. (MCB); Elevate Credit Inc (ELVT) – PRIVATE; FinWise Bancorp (FINW); The Bancorp Inc (TBBK); Arrow Financial Corporation (AROW); Oportun Financial Corp (OPRT); LendingClub Corp (LC).

[ii] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As.

[iii] Source: S&P Capital IQ, MFIN 10K/Qs, MFIN DEF14A. 2018 net income derived from 1Q18 financial statements under Investment Company accounting and 2Q18-4Q18 financial statements under Bank Holding Company accounting.

[iv] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As.

[v] Source: S&P Capital IQ, MFIN DEF14As.

[vi] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As. Most recent data for all companies was FYE22. This will be updated with FYE23 once available.

[vii] Source: Blackbook.com

[viii] Source original SEC filing, MFIN 10K, MFIN response to SEC filing.

MFIN's public statement in response to the SEC filing included, "The actions in question occurred five or more years ago at a time when short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." This seems to be us to be an attempt to put in a vacuum the stock decline and short seller connection (since Mr. Murstein certainly would not have been as moved to engage if the stock price had gone up) and omits the obvious which is that the short sellers were mostly right about the risks in the Taxi Medallion, regardless of their methods, or communication tactics. If the Taxi Medallion loans had been well underwritten loans to good borrowers with strong collateral, the short sellers' antics would have backfired and not impacted MFIN at all in the long-run. In the response referenced above and MFIN's 10K/Qs, there is an emphasis placed on the time elapsed (five or more years ago), that the activity under investigation was when MFIN was a BDC, and that the third parties have been gone since 2016. All these statements are true, but we feel are somewhat irrelevant as to the ethical nature of Andrew Murstein's actions. Mr. Murstein made a judgment call that undermined his credibility and fiduciary duties and those doubts persist today. Whether MFIN was a BDC is also completely irrelevant except that subsidiary re-valuations were significantly easier under investment company accounting than under Bank Holding Company accounting.

[ix] Andrew Murstein and MFIN are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of MFIN's balance sheet: recorded as Goodwill and Intangibles. This totals $171 million and is 50% of stockholders' equity. Which means that 50% of MFIN's equity is essentially "discounted" since it is not related to a tangible asset. However, a Goodwill impairment would have material consequences on the income statement and balance sheet of the company. Ignoring the substantial cost to MFIN of defending the SEC lawsuit, this is a clear example of how Andrew Murstein's actions in 2015 to 2018 are still impacting the company currently.

[x] Source: MFIN 2016 and 2017 10Ks.

[xi] Source: S&P Capital IQ, MFIN 10K/Qs.

[xii] Source: S&P Capital IQ, MFIN 2024 and 2022 DEF14A. Core performance should be rewarded not non-core, non-recurring items. For example, removing the impact of the taxi medallion recoveries would have reduced net income to 125% of goal versus 200%. Diluted EPS to 140% rather than 200% and MFIN ROE to 127% rather than 200%. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine the value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets, which occurred at FYE20. Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. MFIN includes $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.

[xiii] https://www.nyc.gov/site/tlc/businesses/medallion-transfers.page - NYC Taxi Medallion data and https://data.cityofchicago.org/Transportation/Taxi-Medallion-Transfers-Average-Price-by-Month/aj9i-xni8 - Chicago data

[xiv] As one example, at FYE22, reported Company net income was $43.8 million. Removing the impact of medallion provisions, gains on medallion sales, medallion write-downs and adding back associated taxes, adjusted core net income would have been $35.7MM; an 18.5% reduction in net profit or ~34c reduction in EPS (See Figure 6). Tracking core net profit rather than the non-recurring "noise" of a Medallion (gross) segment representing <1.5% of total assets at FYE22, would have resulted in all named executive officers ("NEOs") only being just above their $33.48 million net income goal at the 50% level (the Company earned $35.7 million ex. Medallion) rather than being at 129.5% of their goal when the non-core Medallion impact is included. This also would have resulted in the Company's CEO, President and CFO being below their 12.29% ROAE goal at the 50% level (the Company earned 12.1% ex. Medallion – Figure 8) rather than being at 193.4%; and the same group would have been just below their $1.56 EPS goal at the 100% level (the Company earned $1.49 ex. Medallion) rather than being at 187.1%.

[xv] Source: MFIN 10K/Qs. Review of covenants of $39MM 9.25% Senior Note due 2028 dtd 09/29/23.

[xvi] Source: S&P Capital IQ, MFIN DEF14A.

[xvii] Source: 2015-2016 10K/Q and 8Ks. Also see SEC filing. https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor

[xviii] Investor forums including Seeking Alpha, Motley Fall, and publications including Bloomberg, Vox and the New York Times all discussed the issues Taxi Medallion lenders and owners faced in some detail, 1 to 2 years before the Taxi Medallion loan implosion. The SEC complaint also details extensive publications. An example: "Uber's Manhattan Invasion Is Killing the Loan Market for Taxis". Surane, Jennifer. 07/15/2015.

[xix] Source: MFIN 2016 10K & 1Q16 10Q and 2Q16 8K.

[xx] Source: S&P Capital IQ, MFIN 10K/Qs.

[xxi] Investor forums including Seeking Alpha, Motley Fall, and publications including Bloomberg, Vox and the New York Times all discussed the issues Taxi Medallion lenders and owners faced in some detail, 1 to 2 years before the Taxi Medallion loan implosion. The SEC complaint also details extensive publications. An example: "Uber's Manhattan Invasion Is Killing the Loan Market for Taxis". Surane, Jennifer. 07/15/2015.

[xxii] Source original SEC filing, MFIN 10K, MFIN response to SEC filing. https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor

[xxiii] "The Downside for Medallion Financial Only Just Beginning." James Hickman, HVM Capital December 18th, 2014. https://www.prnewswire.com/news-releases/ride-sharing-to-seriously-impact-taxi-medallion-lenders-new-investment-report-concludes-300011939.html

[xxiv] Source: S&P Capital IQ, MFIN 10K/Qs, DEF14A.

[xxv] Source: S&P Capital IQ, MFIN 10K/Qs, MFIN DEF14A. 2018 net income derived from 1Q18 financial statements under Investment Company accounting and 2Q18-4Q18 financial statements under Bank Holding Company accounting.

[xxvi] Source: S&P Capital IQ, MFIN 10K/Qs, DEF14A.

[xxvii] Per FDIC FYE23 Quarterly Performance data.

[xxviii] Source: MFIN 2016 10K & 1Q16 10Q.

[xxix] Source: S&P Capital IQ, MFIN 10K/Qs.

[xxx] Source: S&P Capital IQ, MFIN 10K/Qs. Holding company debt increased $18.5 million at FYE23.

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Stephen Hodges

From: Stephen Hodges
Sent: Monday, February 5, 2024 9:12 AM
To: Andrew Murstein
Subject: RE: Bank earnings - Privileged and Confidential

Andy,
Respectfully, I'm not sure if you have any idea what hostile actions are. We have refrained from certain activities so as *not* to be viewed as hostile but rather as constructively critical. We will change that approach. But, your points are duly noted, we will communicate through counsel, and shareholders (it appears) will continue to foot the bill.

From: Andrew Murstein [redacted]
Sent: Thursday, February 1, 2024 3:02 PM
To: Stephen Hodges [redacted]
Subject: FW: Bank earnings - Privileged and Confidential

Hope all is well. Your note below is not what we told your counsel. I personally, and other Medallion senior management, have spent a lot of time reviewing your ideas and engaging with you, despite you not being a significant shareholder. We had intended to continue those discussions. However, as communicated to your counsel, we view the nomination notice you submitted as a hostile action (not simply a "reservation of rights" placeholder, as your lawyer stated), contrary to our friendly discussions and an unproductive distraction to our shared efforts, so we don't intend to continue those discussions unless and until the notice is withdrawn. If, however, you have a specific proposal, please have your lawyer communicate it in writing to our lawyers for our consideration. No need for any "back and forth" between lawyers. Thank you.

Andrew Murstein, President
Medallion Financial Corp.
437 Madison Ave - 38th Floor
New York, NY 10022
Voice: (212) 328-2101
Fax: (212) 328-2121
[redacted]
www.medallion.com

From: Stephen Hodges
[redacted]
Date: January 31, 2024 at 7:07:51 PM EST
To: Andrew Murstein
[redacted]
Subject: Re: Bank earnings

[EXTERNAL]
Andy,
I saw the earnings release today. It is mirroring exactly what I feared might

happen in the core business and this is just the beginning.
My counsel heard from your counsel and I told them that while we can ferry messages back and forth using them, and pay them a lot of money to be errand boys, I would much rather talk directly to you and the lead independent director. We can talk candidly and work towards a mutually agreeable solution. As I repeatedly emphasized through all our communication last month and early this month.

You're paying a lot more than we are for counsel and I'm not sure what value they add at this point in the discussions. But if you would rather interact through them, that is your decision.

Stephen Hodges | President
ZimCal Asset Management
[redacted] | www.zimcal.com

BIMIZCI Fund LLC
C/O Cogency Global Inc.
850 New Burton Road, Suite 201
Dover DE 19904

February 12, 2024

Andrew Murstein
COO/President
The Board of Directors, Medallion Financial Corp.
Medallion Financial Corp.
437 Madison Ave, 38th Floor
New York City, NY 10022

Dear Mr. Murstein,

In response to your request for a "specific proposal" in your email to me dated February 1, 2024, I have put together a list of what BIMIZCI Fund LLC ("BIMIZCI") believes will address some of the main deficiencies with Medallion Financial Corp. (the "Company") and what we would like addressed in order of importance in Section 1. This list is not exhaustive, and we reserve the right to make adjustments, but it addresses all of our main concerns and more importantly, benefits all stakeholders. Section 2 elaborates on your request for a payoff or what our "monetization" preference is, as articulated in the call with you and Anthony Cutrone on December 20th, 2023 and with you, Ken Cooper and Anthony Cutrone on December 4th, 2023 respectively.

Section 1 – Improvements demanded to maximize value for all stakeholders

Primary Demands:

Governance:

Appoint new or replace existing Directors with forward thinking banking/lending experts and eliminate effective control of the Board by the Murstein family:
The average age of the existing board is 74 and "new economy" experience is lacking. The Board also needs members that can ask the right questions and have an extensive understanding of the risks of consumer lending. Given the fast-paced changes in consumer lending, loan distribution, securitization, technology utilization for both servicing and underwriting, to name a few, the Company needs a Board that can advise on necessary changes that will allow it to compete in an increasingly competitive space. Three of the eight existing board members are Murstein family members, namely Andrew Murstein, Alvin Murstein and Andrew Murstein's father-in-law David Rudnick. Alvin Murstein is also chairman of the Board. This structure should be changed since it does not allow for an independent Board or a dynamic environment for the exchange of new ideas. The Company should immediately appoint our two nominees to the Board.

Appoint an Independent Investigator to look into the SEC Allegations:
The focus would not be on the legality of Andrew Murstein's actions but rather compliance with the Company's internal controls, policies and procedures. The firm should be reputable, independent, and protected from any undue influence from non-independent Directors. The investigation should determine to what extent Andrew Murstein did or did not violate the Company's Code of Ethics and/or his fiduciary responsibility as a Board member. It should also determine to what extent the Board oversaw the valuation process for Bank subsidiary, mitigated the conflict of interest with

Andrew Murstein leading that process, whether any quid pro quo arrangements were used as an enticement for a higher valuation, and the Board's evaluation of the valuation methodology and conclusion.

Show justification for the exorbitant Change-In-Control payment to Andrew Murstein:
Andrew Murstein's potential payment upon a Change-In-Control was $14.3 million at FYE22. The market capitalization of the Company was $158 million at FYE22, meaning Murstein's payout equated to 9% of the Company's total market capitalization. We would like a comprehensive explanation of how this was, and continues to be, justified given recent underperformance, primarily the $283 million in charge-offs (net) through 3Q23 in the Medallion portfolio as well as the actions that led to the SEC suit.

Show justification for the amount of Andrew Murstein's compensation, the incentive targets and the proportion of current versus long-term compensation:
Despite the fact that Medallion Bank generated $79 million in (unadjusted) pre-tax operating profit, the (consolidated) Company generated $64 million in (unadjusted) pre-tax profits, equating to a net ($15 million) drag on operating profits, the Bank's CEO was paid $1.5 million in total compensation at FYE22, while Andrew Murstein was paid $4.7 million at FYE22. From 2016 to 2020, in the midst of the Company's Medallion lending crisis and existential losses, Andrew Murstein continued to receive substantial bonus payments every year. Relative to Company identified peers, Murstein was also paid excessively utilizing several key metrics. Murstein's 2022 cash compensation totaled 75% of his total compensation which does not appear to incentivize long-term decision-making. Murstein also received $77,327 in perquisites at FYE22 compared to a median Company salary of $91,893. Murstein's (and other NEOs) compensation at FYE22 was also materially influenced by incentive targets that included non-core metrics (the Medallion portfolio). The Board should incorporate asset quality, core ROAE, core ROAA, and other lending-specific metrics into its compensation structures to align long-term shareholder interests with that of management.

Show justification for the structure and terms of the Employment Contract with Andrew Murstein:
Andrew Murstein's most recent employment contract ends May 29, 2027 but on May 29, 2024 and every subsequent year, it renews for another 3 years unless it is terminated in the first year of the contract. The termination period should be shifted to the last year of the contract which would allow the Board to act in the best interests of shareholders immediately in the event of underperformance.

Show justification for the benchmark institutions the Board is using for Andrew Murstein's compensation:
The benchmark institutions the Board is using are radically different in business focus, market capitalization, leverage and profitability and so are of limited use for comparison purposes, and yet Medallion still compares poorly on key metrics.

Show justification for the Board being unwilling to recoup or clawback compensation:
Both the Medallion loan implosion and the actions that led to the SEC complaints certainly do not "promote a culture of risk mitigation, integrity and accountability" and would appear to fit the definition of "detrimental conduct" and yet no actions were taken despite the Board having the authority to do so.

The Board should show the steps it is taking to perform its fiduciary oversight over risk management:
The Board should immediately implement required Board and public reporting from management that tracks and clearly illustrates the key risks the Company faces particularly in its riskiest loan segment – subprime recreation loans. Had the Board performed this responsibility prior the Medallion loan implosion, the Company could have prevented or reduced the ~$280 million in net losses and the continuing overhang of the Medallion implosion and its ongoing impact on the Company's market capitalization and enterprise value.

Financial Records: **Bank Valuation Increase**:
The Company should provide valuation and precedent transaction data (including target company, sales multiples, etc.) used for the Medallion Bank valuation increase as referenced in their March 30th, 2018 10Q and December 31, 2017 10K (see below). This would allow us to determine the source of valuation increase. We have uncovered no precedent data that supports these metrics for any lending institution, let alone one with with comparable asset quality concerns. We would like to know the strength of the SEC complaint with respect to the justification for the valuation increase. If the SEC were to prevail, and in the unlikely event the Bank's valuation was adjusted, we would like to know the extent of that revaluation and its impact on Goodwill/Intangibles.

Medallion Bank Valuation Data

As of: 12/31/17
Precedent M&A transactions

Fair Value	290,548
Price/Tangible Book	2.10x -2.50x
Price/Earnings	8.7x - 10.6x
Weight of Valuation Method	NAV

As of: 03/31/18
Precedent M&A transactions

Fair Value	320,143
Price/Tangible Book	2.25x -2.50x
Price/Earnings	25x - 28x
Weight of Valuation Method	NAV

Detailed performance of subprime Recreation loan portfolio:
Arguably these should be continuously reported in the Company's public financial filings since this represents the biggest performance risk to the Company. These metrics should also be isolated from the broader Recreation portfolio. The Company needs to show that it has the technological capabilities to track trends and mitigate losses and then provide performance data in this portfolio using both vintage and other stratifications, including some or all of the following key metrics:

- Delinquencies, net charge-offs, losses given default by vintage.
- Delinquencies, net charge-offs, losses given default by FICO or collateral type.
- LTV by vintage.
- Prepayment trends.
- Prime versus Non-Prime origination data each quarter.

- Delinquency migration, e.g. 30 DPD to 60 DPD and vice versa.

Conduct stress tests for the subprime Recreation Portfolio:
Given the Company's high advance rates/no money down combined with the inflated value of recreation vehicles in 2021 and 2022, we believe losses given defaults will be higher for non-performers and believe the company should stress their assumptions based on lower recovery rates from collateral sales.

Provide detailed costs and extent of D&O Coverage specifically related to the SEC lawsuit:
Despite numerous requests the Company has declined to provide the legal costs of defending Andrew Murstein and the Company from the SEC, the extent of D&O coverage, and remaining D&O coverage. This will help future board members gauge their exposure and liability and show the direct impact of Murstein's actions on Company profitability and shareholder returns. Since the SEC is seeking to permanently bar Andrew Murstein from leadership in a public company, we believe Murstein loses nothing personally by continuing to fight the allegations, rather than seeking a compromise, on the contrary Medallion Financial Corp. has much to lose by fighting the allegations both in terms of the real cost it is bearing on Murstein's behalf and the potential for more punitive actions by the SEC in the event the SEC prevails in its lawsuit.

Secondary Demands:

Financial Records: **Itemization of equity positions and source of valuation methodology for Medallion Capital investments.**

Disclosure Requests: **Provide Parent Company only financials each quarter due to the unique dynamic between holding company and FDIC-insured bank subsidiary.**

Expense Controls: **Reduce the size of the Manhattan lease and footprint:**
The Company's lease expense per annum was $1.8 million at FYE22. The Company has 33 non-Bank employees not all of whom work in the Manhattan office. The Bank's lease was $550,000 at FYE22. The Bank has 119 employees most of whom work in the Utah headquarters.

Critically examine the existing outsourced servicing and collections model

Business Strategy: **Proactively formulate a plan to address the rapidly changing and competitive nature of Recreation and Home Improvement lending and optimal ways to adapt:**
The two verticals the company operates in are extremely competitive with little barriers to entry. The Company has remained profitable due to its cheap, FDIC-insured funding source, anomalously low rate regime and anomalously low defaults and charge-offs. That will change in 2024 and beyond.

Reduce/eliminate non-core business lines that have been a perennial drag on performance and are discounted by market participants:

Section 2 - Outcomes

Outcomes by preference:

1. The Company appoints our 2 board nominees to the Board and implements all our primary demands as highlighted in Section 1. We would no longer agitate for changes through a proxy contest and would fully support Medallion to become best-in-class.
2. If the Company is unwilling to address our concerns and does not choose Outcome 1, we will continue to build up a larger and larger equity stake when the right buying opportunities present themselves. We think we will see more opportunities in 1Q24, 3Q24 and 4Q24. We will continue to push for two board seats through a proxy fight in 2024, and every year thereafter if we are unsuccessful. We believe that 2024 company core-performance, particularly charge-off trends and profitability, will bolster our case. We will continue to relentlessly pressure the Company to adopt our stakeholder-first demands while highlighting the potential of the Company's platform if it had best-in-class management and governance.
3. As previously discussed, convert our debt to cash/equity. We would be willing to take ~$9MM in cash, convert $4MM to equity and forgive $2MM. We would be willing to acquire the $4MM in equity from Medallion rather than the open market which would result in both a combined $6MM pre-tax boost to equity and ~$2MM avoided in interest expense over the next 2 years, which would benefit all shareholders. The Parent company's lowered leverage ratio would also materially improve solvency risk. We would also want one board seat (either an additional seat or to replace a board member lacking necessary experience) and seek improvements in Company leadership. However, we would then publicly support the Company and work with leadership to maximize value and institutional investor appeal in what will/could be a difficult economic environment. We can also provide value in thinking through how to adapt to rapid technological changes in underwriting, distribution and loss mitigation, and a more competitive consumer lending landscape. Of course, if the Company finances part of the payoff with debt, that interest expense will need to be considered.
4. Andrew Murstein also raised the idea of a payoff in prior conversations. BIMIZCI is willing to accept ~$12MM. The Company will realize a $3MM cancelation of debt pre-tax gain in equity, will avoid ~$2MM in interest expense over the next 2 years and will retire debt with a forward yield-to-maturity (cost of capital) of ~10% (using forward 3 MO TSOFR through maturity) which is more expensive than any other debt in the capital stack. The Parent company's lowered leverage ratio would also materially improve solvency risk. This outcome is only appealing if the Company is unwilling to give us board representation and implement our recommendations, since BIMIZCI then faces a higher probability of loss or greater illiquidity as Company performance inevitably declines or stagnates. In prior communication, it seemed the Company's CFO had some difficulty understanding how to present-value variable rate debt and BIMIZCI went through parts of that analysis in a prior email sent on January 1st, 2024. Depending on how the Company repays the TruPS, the same caveat in Outcome 3 above applies.

Sincerely,

Stephen Hodges

Stephen Hodges

Member, BIMIZCI Fund, LLC

Stephen Hodges

From: Stephen Hodges
Sent: Friday, March 1, 2024 3:34 PM
To: Andrew Murstein
Subject: FW: Re: Follow up
Attachments: Proxy Letter to the Board of Medallion Financial Corp.20240207.v2.pdf

In thinking through our conversation last week, I decided to re-send the email that I sent to you on January 1st (see below). The last few bullet points give you all you need to think through how to value a floating rate indebtedness. An outfit like Chatham Financial can provide you with forward 3MO TSOFR and swap data so you can compute forward yields. You need to understand that your debt, particularly your TruPS are unique in several ways but primarily because they have no deferral option built in and the issuer is a consumer-focused industrial bank. There are literally no other securities out there structured like it with an issuer like you, under an SEC investigation to boot.

But more importantly, it seems that you are singularly focused on Outcome 4 in our letter we sent to you and the Board over 2 weeks ago(attaching v2 with a correction to the subsidiary valuation at 12/31/17). Outcome 4 was included in response to your previous request. There are 3 other outcomes in the letter that are all viable outcomes with Outcome 1 our preferred solution. There could be more options if you and the board would like to discuss alternatives. I repeat, we are a long term investor and believe that with the right governance, leadership and business focus, Medallion Financial Corporation has tremendous potential that it is currently not close to fulfilling. With the wrong governance, leadership and business focus, Medallion Financial Corporation could face existential issues or a hugely diminished enterprise and equity valuation.

From: Stephen Hodges
Sent: Monday, January 1, 2024 12:42 PM
To: Andrew Murstein [redacted]
Cc: Anthony Cutrone [redacted]
Subject: Re: Follow up

I am following up from our conversation to clarify several important items and to ensure we avoid any confusion. I encourage you to email me back if you have any concerns or have a "fuzzy" recollection of any items listed below. The last few points are aimed at questions raised by Anthony:

- We have held our investment for almost 3 years and have never agitated for change but faced with what will certainly be a different credit and competitive environment and the still-pending SEC lawsuit, we feel we must proactively voice our concerns and help the Company focus on excelling in its CORE business over the mid-and long-term rather than quarter to quarter.
- The obvious and clichéd tactic with an activist is to claim the activist is self-serving rather than serving the interests of shareholders or stakeholders. I will be very, very clear about this. We think that Medallion Financial Corp (the "Company"), and specifically, Medallion Bank (the 'Bank"), has tremendous potential and if MOST of our observations are addressed and recommendations are followed, we unequivocally believe that the enterprise value of the Company will increase in both the short and long run. Since the changes are aimed at making the Company a better run, more transparent and more profitable entity, we STRONGLY believe that these changes will lead to more retail and institutional interest in the Company which will deepen liquidity/volume for both debt and equity. Better ROAA, ROAE and and balance sheet optimization will drive down the risk premium of the Company which will positively impact ALL debt and equity valuations and holders. My extensive analysis, stretching back over 15 years clearly shows the level of thought we put into our approach.

- Since the TruPS are long-dated and despite their floating rate exposure, their present value is far more sensitive to changes in the risk premium. TruPS in general, also have few financial (or other) covenants and are the most subordinated debt in the capital stack. These "equity-like traits", including a deferral option in most cases but not for the Company, are why TruPS are eligible for inclusion in consolidated bank holding company capital ratios. This is not applicable to the Company's unique legacy holding company structure, but I bring this up because I want to illustrate the "equity-like" risk inherent in TruPS in which catastrophic bank performance has a non-zero probability of impairing their par value. Even through TruPS exposure alone, I would argue that we are far more aligned with the health of equity holders than we are with senior debt holders. Our equity position of course is fully aligned with the interests of shareholders.
- As a result of our TruPS equity-like exposure and our equity investment which we intend to increase over time, we desire a "seat at the table" which means board representation because we feel, as we clearly pointed out through 11 pages of my 21 pages of analysis, that governance can be substantially improved and this becomes critically important in a rapidly changing and challenging rate or economic environment. We do not believe any material governance changes will be made without pressure from an investor like us.
- Any debt or equity investor is faced with options to stay in or exit an investment. Much like the Company, we seek to maximize returns on our investment and in that analysis consider all options. We can hold our investment, sell our investment to a third party, sell our investment back to the Company or find a structured solution with the company, e.g. convert our investment to an equity/cash position. If the changes we seek are implemented, we believe that the Company would be an excellent long-term investment. If those changes are not made, we believe that our investment could face material risks, perhaps not identical to the decline in the Medallion portfolio, but echoes of it; where management refused to recognize and mitigate clear risks and almost caused the collapse of the Company. These risks could manifest themselves in the short- or medium-term. If changes aren't made, and risks remain high, like any investor we would consider mitigating our exposure, perhaps by decreasing it or hedging it and would continue to loudly seek changes, through public and private channels, that would benefit all stakeholders.
- I take contemporaneous notes of any calls I have and in our call on 12/20/23, you bought up the idea of a payoff. I responded on the call, that I would present options to you including a complete or partial payoff or a partial swap for debt/equity. Anthony Cutrone was also on that call. I also indicated that I would email you data that would drive our valuation and referenced that we would be looking at the go-forward returns and other opportunities out there. In my email follow up later that day outlining a few of these key points; you did not correct my observations.
- I emailed you data on both a payoff and a "hybrid" solution, in which we would retain equity exposure, on 12/28/23. I note for you that through the hybrid solution, the retained equity exposure would mean that we would remain invested and would still have a strong vested interest ensuring the Company's enterprise value is maximized and governance and business changes are implemented.
- You and Anthony spent an inordinate amount of time discussing only the payoff scenario, which I pointed out was only in response to your request. During that discussion, you asked how that would benefit shareholders and as I responded repeatedly, the payoff request was in response to your request. On the broader issue of whether paying down debt with cash on hand benefits shareholders, clearly in certain circumstances it does. Debt paydowns reduce solvency risk and lower the risk profile of an issuer and increase their future debt raising capacity. All these directly increase the value of the equity and any remaining debt and improve an issuers leverage ratio. Whether that's the TruPS, bank debt or senior notes, the calculus is the same.
- Any expensive debt you can repay with cheaper debt clearly also has a direct impact on shareholders who are the beneficiaries of the saved interest expense. For issuers acquiring their own debt, there is a unique additional and material benefit in that they also instantly realize the cancelation of debt gain (rather than accreting through maturity for an investor) which also benefits current shareholders. These neither support paying us off nor keeping the TruPS outstanding, but your future analysis on any debt repayment needs to be far broader than the simplistic approach discussed during our call on 12/29/23.
- Finally, in order to determine the cost of floating rate debt, rather than believing that "rates will do down" which they probably will (and they will probably go up in the future) you can either use forward 3MO TSOFR data or 3MO TSOFR swap rate data and apply the appropriate risk premium to the generated cash flows to determine the PV of the debt. The SOFR floating-to-fixed rate is widely publicized and reflects market participants views. A

discount margin approach would be more conventional too but a little more work would be involved. Risk premiums applied over an extended period should be taken with a grain of salt since they are an average and wouldn't for example, recognize a deterioration or improvement in the Company's financials in the future that would impact the risk premium in the future. However, you have 2 recent offerings that give you sense of senior unsecured risk premiums over the risk free rate over a 5 and 10 year span. These approaches would allow you to actually make an informed decision about any floating rate debt you have or may have in the future and also gauge the benefits of a payoff or debt to cash/equity scenario in which an investor would still retain significant equity.

- Either way, the payoff analysis was at your request and if you wish to pursue that conversation or any other scenario, that is entirely your choice and we will respond to serious solutions. But our entire focus right now is on helping strengthen the Company and maximizing value for all stakeholders and we consider ourselves an investor for the long run.

Stephen Hodges | President
[redacted] www.zimcal.com

ZIMCAL
ASSET MANAGEMENT

SHELDON L. POLLOCK
Associate Regional Director
Celeste Chase
David Stoelting
Paul Kim
Karen Willenken
Olivia Zach
Attorneys for Plaintiff
U.S. SECURITIES AND EXCHANGE COMMISSION
New York Regional Office
200 Vesey Street, Suite 400
New York, NY 10281-1022
Phone: (212) 336-0174 (Stoelting)
Email: stoeltingd@sec.gov

SECURITIES AND EXCHANGE COMMISSION,

Plaintiff,

-against-

MEDALLION FINANCIAL CORP.,
ANDREW MURSTEIN,
LAWRENCE MEYERS
and ICHABOD'S CRANIUM, INC.,

Defendants.

21 Civ. 11125 (LAK)

AMENDED COMPLAINT

Jury Trial Demanded

ECF Case

Plaintiff Securities and Exchange Commission (the "Commission"), for its Amended Complaint against Defendants Medallion Financial Corp. ("Medallion Financial"), Andrew Murstein ("Murstein"), Lawrence Meyers ("Meyers"), and Ichabod's Cranium, Inc. ("Ichabod's Cranium") alleges as follows:

PRELIMINARY STATEMENT

1. From late 2014 through 2017, Murstein—Medallion Financial's President and Chief Operating Officer—perpetrated two fraudulent schemes intended to boost Medallion Financial's sinking stock price. Until 2014, Medallion Financial had been on an extended run of

success, as its stock rose to an all-time high of $17 per share and the company paid cash dividends every quarter. Driving this success was Medallion Bank, a wholly-owned subsidiary of Medallion Financial, which provided the majority of the company's profits year in and year out. Medallion Financial's primary business—making loans to taxi drivers secured by the medallions—seemed impervious to challenge.

2. By 2015, however, everything had changed. Ridesharing apps such as Uber and Lyft threatened the taxi industry, and the value of taxi medallions—which collateralized the loan portfolios held by Medallion Financial and Medallion Bank—dropped dramatically. Medallion Financial's stock dropped to about $3 per share and the regular dividend payments stopped. The company, moreover, became a target of short-sellers and sharply negative discussions on financial websites and blogs. Under pressure to do something, Murstein violated the federal securities laws.

3. The first scheme involved illegal touting. To try to silence the short-sellers and bloggers that were writing Medallion Financial's epitaph, Murstein hired Meyers, whose specialty was "stealth" public relations, and paid Meyers to anonymously promote Medallion Financial in various publications. Murstein approved Meyers' pieces before publication, which did not disclose the payments, and Meyers posted more than 1,000 articles and comments, many of them using one of several aliases. In early 2016, Murstein hired a second person to tout anonymously and, at Murstein's request, Meyers trained the new touter. Murstein knew or was reckless in not knowing that the touters did not disclose their affiliation with the company. For Murstein, that was the point: his touters would not be credible if they disclosed that they were being paid.

4. In late 2016, after nearly two years of recruiting, paying for, and encouraging anonymous touters, Murstein's secret was exposed. Journalists confronted him with the obvious fact that hiring and paying someone to anonymously tout was a violation of the securities laws. Murstein, however, falsely claimed that he did not know his touter posted anonymously. Seeking to bury the controversy, Murstein had the second touter sign a non-disclosure agreement and paid her hush money. Neither Medallion Financial nor Murstein ever disclosed to investors Murstein's conduct in recruiting, paying, and instructing his touters. Murstein acted knowingly or recklessly in hiring and keeping these touters on the Medallion Financial payroll for nearly two years.

5. Medallion Financial and Murstein were dealing with other crises at the end of 2016. Shareholders were demanding that Murstein take action to reverse the collapse of the company's stock price. Murstein attributed the drop in the stock price at least in part to panic from investors over the failure of a Medallion Financial subsidiary to pay $8.8 million that was owed to a lender, which was an event of default and caused the lender to file a lawsuit on October 24, 2016. As Murstein knew, and as Medallion Financial was compelled to disclose in its Form 10-Q for the third quarter 2016, the default could have triggered cross-defaults in Medallion Financial's agreements with other lenders; as a result, Murstein feared a "run on the bank." In response to this news, Medallion Financial's stock price, and the price at which its publicly traded bonds traded, both dropped significantly. In addition, banking regulators were Redacted - FDIC/UDFI Material [redacted]. Later in the year, the regulators required the Bank to take additional loss reserves and restate a regulatory report.

6. A number of banks that had been lending money to Medallion Financial for many years had stopped lending new money due in large part to the decline in the value of the medallion collateral. The problem was not just that the lenders were no longer willing to loan to Medallion Financial, but also that with Medallion Financial's earnings declining, it risked violating covenants in at least two of its loan agreements (¶¶ 112-118 below) and faced the prospect of having to repay more than $68 million in debt immediately or renegotiate the debt on less favorable terms.

7. To avoid this outcome, Murstein perpetrated a second scheme: to increase Medallion Financial's earnings and stock price by boosting the carrying value, or "fair value," of Medallion Bank. As the valuation firm Medallion Financial used to determine fair value made clear to Murstein, there was no legitimate basis to do so, especially given the deteriorating value of the collateral securing the Bank's medallion loan portfolio.

8. Murstein pressured the valuation firm to accept his inflated number. The valuation firm, however, refused. As a result, Murstein abruptly fired the valuation firm and went opinion-shopping for a firm that would agree to value the Bank at his targeted number of $193 million. Murstein quickly found an investment bank that was lured by his *quid pro quo* offer: provide the requested valuation number in exchange for much more lucrative investment banking work in the future.

9. The Bank's reported fair value—which was $166 million as of the 2nd quarter of 2016)—jumped to $193 million (3rd quarter 2016) and then to $280 million (4th quarter 2016) and $290 million (4th quarter 2017).

10. Investors were not told the truth. Medallion Financial's Forms 10-K and 10-Q for the last two quarters of 2016 and all four quarters of 2017 attributed the increases to "expressions

of interest" in the Bank from "investment bankers and interested parties"; to "a court ruling involving a marketplace lender"; and that "a valuation specialist" had been engaged. These disclosures were false and misleading.

11. In fact, Medallion Financial's sudden increases in fair value—at a time when the collateral values of the Banks's loans were plummeting—resulted from Murstein's behind-the-scenes conduct, which included firing Medallion Financial's valuation firm, instructing the new valuation firm on the inflated values, biasing the new firm with possible incentives, and concealing information from Medallion Financial's Auditor (the "Auditor"). None of this was disclosed to investors.

12. Medallion Financial's financial statements contained other inaccuracies related to its valuations. In its Form 10-Q as of September 30, 2016, the Bank and Medallion Financial valued Chicago medallions at twice their market price. Medallion Financial also failed to properly value its medallion-backed loans by failing to take into account the adequacy of the collateral and market conditions. And Medallion Financial inaccurately reported its loan-to-value ("LTV") ratios for its medallion-backed loans in its Form 10-K for 2017. Medallion Financial's internal accounting controls therefore were not properly designed to implement appropriate valuation procedures consistent with Generally Accepted Accounting Principles ("GAAP"). Murstein, who was head of the Investment Committee and controlled Medallion Financial's valuation procedures and decisions, aided and abetted these violations.

13. The misconduct materially impacted Medallion Financial's financial statements. The reported fair value for Medallion Bank was overstated by at least $110 million at year-end 2016 and by at least $85 million at year-end 2017. In addition, the portfolios of medallion loans held by Medallion Financial were overvalued by more than $30 million at year-end 2016 and by

the same amount at year-end 2017, which were additional material misstatements. As a result, Medallion Financial's reported total assets and total shareholders' equity were overstated by more than $140 million at year-end 2016, and by more than $115 million at year-end 2017 (excluding the impact of income taxes).

VIOLATIONS

14. By engaging in the foregoing conduct and as alleged further in this Complaint:

a. Defendants Medallion Financial and Murstein violated Sections 17(a) of the Securities Act of 1933 ("Securities Act") and Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5];

b. Defendant Medallion Financial violated Sections 13(a) and 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. §§ 78m(a), 78m(b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.F.R. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13], and Defendant Murstein aided and abetted these violations by Medallion Financial;

c. Defendants Meyers and Ichabod's Cranium violated Section 17(b) of the Securities Act [15 U.S.C. § 77q(b)], and Section 10(b) of the Exchange Act [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5], and Defendants Medallion Financial and Murstein aided and abetted these violations by Meyers and Ichabod's Cranium;

d. Defendants Medallion Financial and Murstein aided and abetted uncharged violations by others of Section 17(b) of the Securities Act [15 U.S.C. § 77q(b)]; and

e. Defendant Murstein violated Rule 13b2-2 of the Exchange Act [17 C.F.R. § 240.13b2-2].

NATURE OF PROCEEDINGS AND RELIEF SOUGHT

15. The Commission brings this action pursuant to authority conferred by Section 20(b) of the Securities Act [15 U.S.C. § 77t(b)] and Section 21(d)(1) and 21(d)(5) of the Exchange Act [15 U.S.C. §§ 78u(d)(1) and 78u(d)(5)].

16. The Commission seeks a final judgment: (a) restraining and permanently enjoining Defendants from engaging in the acts, practices and courses of business alleged against them herein and from committing future violations of the above provisions of the federal securities laws; (b) ordering Defendants to disgorge any ill-gotten gains they received and to pay prejudgment interest thereon; (c) ordering Defendants to pay civil money penalties pursuant to Section 20(d) of the Securities Act [15 U.S.C. § 77t(d)] and Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)]; (d) barring Defendant Murstein from serving as an officer or director of a public company pursuant to Section 20(e) of the Securities Act [15 U.S.C. § 77t(e)] and Section 21(d)(2) of the Exchange Act [15 U.S.C. § 78u(d)(2)]; and (e) ordering such other and further relief as the Court may deem just and proper.

JURISDICTION AND VENUE

17. This Court has jurisdiction over this action pursuant to Section 22(a) of the Securities Act [15 U.S.C. § 77v(a)] and Section 27 of the Exchange Act [15 U.S.C. § 78aa].

18. Venue lies in the Southern District of New York pursuant to Section 22(a) of the Securities Act [15 U.S.C. § 77v(a)] and Section 27 of the Exchange Act [15 U.S.C. § 78aa]. Certain of the acts, practices, transactions, and courses of business alleged in this complaint occurred within the Southern District of New York, and were effected, directly or indirectly, by making use of means or instrumentalities of transportation or communication in interstate commerce, or the mails, or the facilities of a national securities exchange, in that Medallion

Financial's operations were primarily located in New York, New York, and Medallion Financial is a public company with common stock that trades on the NASDAQ exchange.

DEFENDANTS

19. **Medallion Financial** is a Delaware corporation with its principal place of business in New York, New York. Until April 2, 2018, it was a closed-end, non-diversified management investment company that had elected to be treated as a business development company under the Investment Company Act of 1940, as amended. Beginning on April 2, 2018, it was no longer registered as an investment company. Medallion Financial's common stock is registered with the Commission pursuant to Section 12(b) of the Exchange Act. Medallion Financial files periodic reports, including Forms 10-K and 10-Q, with the Commission pursuant to Section 13(a) of the Exchange Act and the rules thereunder. Medallion Financial traded under the stock ticker TAXI until 2016, when it changed to MFIN.

20. **Murstein**, age 57, is a founder, Director, President and Chief Operating Officer of Medallion Financial. Murstein resides in New York, New York. He received compensation of approximately $3.54 million for 2014, $3.56 million for 2015, $1.92 million for 2016, and $2.23 million for 2017. His compensation package for those years included salary, bonus, restricted stock awards, country club membership, a driver, a car lease, parking, car insurance and social club memberships. As of April 15, 2016, Murstein and his father Alvin Murstein, who is Medallion Financial's Chief Executive Officer (CEO), owned or controlled over 3.4 million shares, or nearly 14% of Medallion Financial's common stock, while each of the other named executives and directors owned less than 1%. Murstein was profiled in magazines and newspapers as the public face of Medallion Financial.

21. **Meyers**, age 55, resides in Woodland Hills, California. Meyers is the owner, Chief Executive Officer, Secretary, Chief Financial Officer, and sole director of Defendant

Ichabod's Cranium which, from at least 2014 through 2016, did business under the name Asymmetrical Media Strategies.

RELEVANT ENTITY

22. **Medallion Bank** (the "Bank" or "Medallion Bank") was established by Medallion Financial in 2003. At all relevant times, the Bank was wholly owned by Medallion Financial. The Bank is regulated by the Utah Department of Financial Institutions ("UDFI") and the Federal Deposit Insurance Corporation ("FDIC"). Prior to 2018, the Bank was required to be carried at fair value on Medallion Financial's financial statements.

FACTS

I. Background.

23. A taxicab medallion is a license to operate a taxi and accept street hails. In New York City and other cities, the number of taxi medallions is restricted by municipal authorities. Medallions are typically financed by firms such as Medallion Financial, which focused primarily on New York City medallions, but also loaned to purchasers of medallions in Chicago, Boston, and Cambridge, Massachusetts.

24. For decades before 2015, the price of medallions continued to increase. In the mid-1990s, New York City medallions sold for approximately $200,000 each. By 2011, taxi medallions were selling for $1 million or more each and, by 2013, the value of a New York City medallion had risen to $1.3 million.

25. In 1996, Alvin Murstein and his son, Andrew Murstein, established Medallion Financial as a public company. Medallion Financial's Form 10-K for 1996 stated that the company's "principal focus is the origination and servicing of loans financing the purchase of taxi medallions and related assets."

26. In 2002, Medallion Financial established Medallion Bank, a wholly owned subsidiary whose intended purpose was to issue loans financing the purchase of taxi medallions and related assets" ("medallion-related loans"). These loans were originated and serviced by subsidiaries of Medallion Financial and/or third parties.

27. In 2003, Medallion Financial purchased 159 taxicab medallions, issued by the city of Chicago, out of foreclosure.

28. From approximately 2010 through 2015, Medallion Financial began issuing consumer loans that were unrelated to taxi medallions, and Medallion Bank began issuing consumer loans, primarily financing the purchase of recreational vehicles such as RVs.

29. Despite Medallion Financial's efforts to diversify, the value of taxi medallions remained critical to its business from 2015 through 2017. Both Medallion Financial and the Bank still held substantial portfolios of medallion-related loans. Each medallion-related loan was secured by the medallion(s) purchased with that loan—and that loan became riskier and less secure as the prices of taxi medallions declined. Medallion Financial also still held its portfolio of 159 Chicago taxi medallions.

30. On January 31, 2017, Medallion Financial issued a press release announcing its plan "to transform the Company's overall strategy, which should allow the Company to consolidate and ultimately simplify its business for the long-term." The press release stated that the company would no longer seek registered investment company tax treatment, and that it was "evolving toward primarily focusing on its successful Medallion Bank and consumer finance segments." Murstein was quoted describing this evolution as a "shift in strategy."

31. Over the course of 2015 through 2017, the value of Medallion Financial's medallion-related loans and Chicago medallions declined significantly, and its commercial loan

portfolio increased. Throughout the period, however, the medallion-related assets still accounted for more than twice as much as any of its other investment categories (other than its investment in Medallion Bank). The chart below illustrates these changes in the primary assets of Medallion Financial's portfolio from 2015 through 2017.

	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Medallion-backed loans	311,894	308,408	266,816	208,279
Commercial loans	71,149	81,895	83,634	90,188
159 Chicago taxi medallions	47,502	37,882	9,510	7,450

During this time frame, Medallion Financial's only other significant asset was its investment in its wholly owned subsidiary, the Bank.

32. The Bank also held medallion-backed loans, which accounted for a substantial portion of its balance sheet. The chart below illustrates the approximate breakdown of the Bank's portfolio among consumer loans, medallion-related loans, commercial loans and other assets, including loan loss allowances and excluding loan acquisition costs.

	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Consumer loans	463,379	608,811	688,441	672,260
Medallion loans	364,556	332,149	261,707	179,868
Commercial loans	43,203	44,016	2,563	1,595
Investment securities	27,900	35,524	36,861	43,478

33. In total, at the end of 2014, Medallion Financial and the Bank held a combined total of approximately $720 million of medallion-related assets, whose value declined as the market price of taxi medallions declined. Over the next several years, the total amount of medallion-related assets decreased, but the amounts remained large enough to have a significant impact on Medallion Financial's net income or loss as valuations on those assets declined.

34. From its initial public offering through April 1, 2018, Medallion Financial was an investment company. Because the Bank was not an investment company, its financial results

were not consolidated into Medallion Financial's. Instead, Medallion Financial reported the fair value of its investment in the Bank on a quarterly basis.

35. Under both the Investment Company Act of 1940 and applicable GAAP requirements, Medallion Financial was required to determine, and report in its filings with the SEC, the "fair value" of each of its investment holdings.

36. Under GAAP (Accounting Standards Codification ("ASC") Topic 820-20-55-1), "[t]he objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions." Accordingly, even if Medallion Financial did not plan to sell any of the loans or other investments it held, it had to value them by estimating the price at which it could sell each loan or other investment to a third party.

37. In its periodic reports and quarterly earnings releases, Medallion Financial regularly reported its "earnings," which it defined as "net increase in net assets resulting from operations available to common shareholders."

38. At the end of each quarter, when Medallion Financial reported its results, changes in the fair value of its assets resulted in increases or decreases to its net assets. As Medallion Financial reported decreases in the values of its medallion related assets, a corresponding loss or expense would be included in its earnings. Conversely, any increase in value it reported in other investments would result in gains or income in its earnings.

II. <u>Medallion Financial's Stock Price Plummets As Ridesharing Apps Proliferate.</u>

39. As apps such as Uber and Lyft became popular in 2014, the threat to Medallion Financial's business model became increasingly apparent.

40. Medallion Financial's stock price fell from $17 per share in 2013 to $3 per share in 2015. Other key financial metrics underscored Medallion Financial's distress. For example, the company's net investment income before taxes was $15.1 million in 2014 and $16.8 million in 2015, but it reported net investment *losses* before taxes of $9.9 million in 2016 and $7.8 million in 2017. Dividend income from the Bank to Medallion Financial also dropped precipitously, from $15 million in 2014 and $18 million in 2015, to $3 million in $2016 and $0 in 2017.

41. The value of the collateral underlying the medallion loans similarly declined from 2014 through 2017. For example Medallion Financial estimated the value of a New York City medallion at $315,000 as of December 31, 2017 in its Form 10-K whereas in its 10-K for the year ended December 31, 2014, it disclosed that New York City medallions sold for approximately $805,000 as of that date.

42. Medallion Bank, which had been the crown jewel among Medallion Financial's assets, was experiencing similar declines in performance. Its net income, for example, which was $26.3 million in 2014 and $23.7 million in 2015, plummeted to $2.0 million in 2016 and $4.6 million in 2017. Delinquencies on the medallion loans were a primary cause for the precipitous decline in net income. In 2015, the Bank recorded less than $5 million in medallion loan losses; in 2016, more than $56 million; and about $35 million in 2017. The Bank had been the source of the great majority of Medallion Financial's earnings, and those earning had allowed the company to pay cash dividends to its shareholders every year. Those dividend payments stopped in late 2016.

43. Faced with a deteriorating stock price, an active group of short sellers, potential defaults on Medallion Financial's bank loans, and concerned investors, Murstein undertook two

fraudulent schemes. The touting scheme was intended to reverse the public perception that Medallion Financial was a poor investment because of its medallion-related assets, reducing or nullifying the impact of the short sellers' commentary. The valuation scheme was intended to present a more favorable picture of Medallion Financial both to investors, so they would pay more for the stock, and to the company's lenders, so they would refrain from accelerating the debt or requiring refinancing on terms less favorable to the company.

III. Defendants' Illegal Touting Scheme.

A. Murstein Hires Meyers to Secretly Counter Negative Media.

44. From 2014 through 2016, Meyers did business through Asymmetrical Media Strategies, whose web site described its "strategic crisis communications strategies" as offering "guerilla PR tactics to deliver our clients' messages." Meyers' website also stated: "[w]e will employ any strategy or tactic you desire"; "if you are under attack from opponents seeking to destroy you, we will launch an asymmetrical, sustained, multi-front assault on them"; and "Anonymity—Attack opponents without client exposure—you are kept in the clear. . . . Because we operate without any detectable connection to you, you may engage opponents in any way you choose, while we carry out our stealth mission to undermine their position."

45. On December 1, 2014, Meyers emailed Murstein to say that "[t]he market clearly does not understand your business," and suggested "that you retain me to do some online PR for the company via all the financial outlets I write for." When Murstein responded with interest, Meyers proposed "a monthly retainer where I am constantly writing about the company . . . bashing Uber, and specifically the low risk that exists to TAXI itself even if medallion process were to fall[.]"

46. In late December 2014, Medallion Financial and Meyers, with oversight by Murstein, negotiated a consulting agreement. Meyers provided a draft of the agreement to Murstein, who forwarded it to Medallion Financial's Chief Compliance Officer and General Counsel for review.

47. The draft Consulting Agreement proposed by Meyers was between Ichabod's Cranium d/b/a Asymmetrical Media Strategies and Medallion Financial Corp., and it stated that Meyers was being retained to "provide[] various public relations, marketing and communications services, such as articles, blog posts . . . in order to influence public opinion with regard to company issues." For providing these services and agreeing "to partner with [the] Company," the Agreement stated that Meyers would be paid a consulting fee of $5,000 per month.

48. On December 18, 2014, the General Counsel emailed Meyers asking to speak. He continued: "[W]e're a public company and the SEC's view is that if a company engages anyone to perform social media functions the company is adopting that person's statements as its own. . . . [D]o you know if there are ways around this SEC viewpoint? Otherwise, I would need to put into the contract language about our review and approval of statements, etc."

49. The final Consulting Agreement, dated as of December 19, 2014 (the "Consulting Agreement") differed from Meyers' proposed version in several respects:

a. It was with Medallion Consulting Services LLC, a subsidiary of Medallion Financial, rather than the parent company;

b. It added that, prior to the publication of any "articles, blog posts, etc.," Meyers "must receive the prior written approval of both [Medallion Financial's] President and Legal Department," who were required to "review and approve or reject" any materials; and

c. It added that Meyers would "comply with all applicable laws and regulations . . ., including, but not limited to, the Securities Act of 1933 and the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

50. Between December 2014 and June 2016, Meyers published over one hundred articles and over 900 comments relating to Medallion Financial, for which the company paid Meyers approximately $65,000. Meyers never disclosed the compensation he received from Medallion Financial.

51. Meyers' articles and comments appeared on Seeking Alpha, TheStreet.com, InvestorPlace.com, Crain's NewYorkBusiness.com and BloggerNewsNetwork.com. He also created a blog, under the alias "Isaac Howe," at the web address www.taxitruths.com. A list of articles identified to date that were published on those and other platforms, under Meyers' name or a Meyers alias, is attached as Appendix A; a chart summarizing the number of comments made by Meyers and a known alias on Seeking Alpha, discussing articles by Meyers and others that related to Medallion Financial, is attached as Appendix B.

52. Meyers' articles and comments argued, consistent with what Murstein told him, that Medallion Financial was grossly undervalued, that the threat from Uber and Lyft was overstated, that Medallion Financial stock was an outstanding opportunity for value investors, and that the stock could again reach the price of $15 to $17 per share.

53. For example, in an article on Seeking Alpha dated February 9, 2015, and entitled "NYC Data Proves Taxi Medallion Resilience; Rideshare Effect Negligible," Meyers claimed that "[t]here is no reason why TAXI stock should be selling below $10. . . . TAXI stock should trade back to $15 once the market realizes it has overreacted." The article stated: "I wrote this

article myself, and it expresses my own opinions. I am not receiving compensation for it (other than from Seeking Alpha). I have no business relationship with any company whose stock is mentioned in this article." From February 9, 2015 through February 19, 2015, Meyers posted 29 comments in response to reactions to this article.

54. Meyers' articles and comments also argued for a much higher value for Medallion Bank. In an article dated August 5, 2015, entitled "Medallion Financial Delivers Again. Will the Market Ever Learn?" posted to Seeking Alpha, Meyers (using an alias) wrote that "Medallion Bank is arguably worth $595 million. If we include realized losses, the Bank made $27 million, and is worth $459 million. Yet Medallion Financial Corporation carries the Bank at around $160 million." The article stated: "I wrote this article myself, and it expresses my own opinions. I am not receiving compensation for it. I have no business relationship with any company whose stock is mentioned in this article."

55. In at least seven Seeking Alpha articles, as shown in Appendix B, Meyers commented under both his own name and an alias. In addition, Meyers used an alias to comment on certain articles that he had published under his name.

56. By using an alias to write certain articles and comments, Meyers created the false impression that his opinions had greater legitimacy and support than they actually did.

57. In addition, in September 2015, after Meyers managed to get anti-Uber articles published in both TheStreet—under the "Frederick Steier" alias—and the New York Observer—under his own name; a reporter for the Los Angeles Times was fooled, citing both "authors" for "their take" that Uber was unlikely to further steal taxi medallion market share. Michael Hitzik, "Has Uber already peaked?", *Los Angeles Times*, Sept. 29, 2015 (available at *https://www.latimes.com/business/hiltzik/la-fi-mh-has-uber-peaked-20150928-column.html*).

58. Meyers prepared his articles and comments in close coordination with Murstein. In some cases, Murstein sent emails to Meyers on what to write and how to respond to negative articles about Medallion Financial. As Murstein was particularly angered by the posts of several individuals, Meyers frequently targeted these individuals with vitriolic comments.

59. For example, on February 5, 2015, an individual with a short position in Medallion Financial ("Short Seller A") published an article on Seeking Alpha titled "Medallion Financial Corp. Loses Its Largest Institutional Investor." After stating that a long-term institutional investor had sold its 5% stake in Medallion Financial, the author reiterated the thesis of three of his previous articles, which had suggested that the end of taxi monopolies precipitated by the entry of ride share networks "would cause billions of dollars in losses for medallion owners and financing enterprises with significant exposure to the asset class, including Medallion Financial Corporation, in particular, Signature Bank (NASDAQ:SBNY) and a large number of non-public credit unions and other specialty lenders."

60. The February 5, 2015 article by Short Seller A concluded that Medallion Financial's "shares present an uncompelling risk profile" and were "likely to decline significantly from current levels," even as it acknowledged the company's "historically conservative lending practices in the asset class." Meyers commented on the article, describing Short Seller A as "oblivious" to the "headwinds that face rideshare." In another comment he wrote: "Trying to spin data and frighten investors doesn't prove your thesis correct. It's putting band-aids on the seeping wounds." He repeatedly claimed that the "conversation is over" and that "the short thesis has blown up."

61. In total, there were 227 comments on Short Seller A's article dated February 5, 2015, of which 108 were made by Meyers. Meyers posted another five comments on the same

article under the Frederick Steier alias. In one of these comments, on February 10, 2015, Meyers commented that Short Seller A had been “uncharacteristically meek” about recent Taxi and Limosuine Commission (TLC) information, claiming that it “shows your apocalyptic scenario really isn't coming to pass, and that *Larry [Meyers] was dead-on*.” (Emphasis added.)

62. On April 9, 2016, Murstein saw an article on Seeking Alpha by “ValueSquared” titled: “Medallion Financial: Overstated Book Value With A Significant Near-Term Downside Catalyst Starting With Chicago in 1Q ’16” (the “ValueSquared Article”). Murstein emailed Meyers asking him to “put out short piece tmrw and say something like…who might even be behind that anonymous post. You can say what I told you today . . . . [t]hat you anaylsyzed [sic] the losses of medallions consumer division from 2003 to today… [and] losses never went very high.” Murstein added additional points for Meyers to make in another April 9 email: “You can also add his analysis iis [sic] flawed as it makes no mention or calculations based upon the fact that 100% of taxis loans are personally guaranteed. . . . They [Medallion Financial] were prudent lenders and it shows. There’s a reason that they have never had a medallion loss. They know what they are doing far better than anyone else in that industry. They have learned well from being in that industry for over 70 years.” Murstein followed up with Meyers two days later to ask “[d]id you publish it yet?” Meyers informed him that the Seeking Alpha publication was pending, but that “it has also been published here,” listing Medium, Blogger News and taxittruths.org. Murstein replied: “Please call and push Seeking Alpha to release this morning.”

63. On May 5, 2016, Meyers published an article on Blogger News Network, under the alias “Clark Reilly,” in which he suggested that Seeking Alpha had been bribed to publish articles that were “bearish on the tax medallion financial industry,” including three “extremely bearish” articles by ValueSquared.

64. On April 11, 2016, Meyers published (under the alias "Frederick Steier") in Seeking Alpha his response, titled "Medallion Financial: Understated Book Value With A Significant Near-Term Upside Catalyst As Shorts Rush To Cover." Meyers' response repeated many of the points from Murstein's April 9 emails. The article stated: "I wrote this article myself, and it expresses my own opinions. I am not receiving compensation for it. I have no business relationship with any company whose stock is mentioned in this article."

65. On April 12, 2016, a broker at a large financial services firm forwarded Meyers' April 11 Seeking Alpha article to Murstein. Murstein did not inform the broker that the article was published by Meyers at the direction of Murstein and in exchange for compensation.

66. Meyers emailed links to Murstein of some of his articles, including the Seeking Alpha articles with the misleading disclosure about compensation, after they were published.

67. Seeking Alpha allows users to sign up for email alerts notifying them of articles that may be of interest. For at least some of the time in which Meyers was writing articles and comments about Medallion Financial pursuant to the Consulting Agreement, Murstein had subscribed to receive automated alerts from Seeking Alpha for articles about Medallion Financial. For example, on April 9, 2016, Murstein received an automated alert from Seeking Alpha notifying him of the ValueSquared Article (*see* ¶ 62 above). The email also linked to two other recent articles about Medallion Financial, including one by "Frederick Steier" titled "Positive Developments in the Taxi Medallion Financial Industry."

68. Several of the professionals who did work for Medallion Financial, including a senior members of Investment Bank C, which Murstein hired to provide a fair value opinion for Medallion Bank (¶¶ 170-175 below), and the Auditor, also received alerts from Seeking Alpha for news and commentary on Medallion Financial. For example, the partner in charge of the

Auditor's team working on the Medallion Financial audit, received an alert on March 13, 2015, for an article by Meyers titled "Medallion Financial 10-K: Business As Usual." On April 9, 2016, the audit partner received an alert for the ValueSquared article and for the response by "Frederick Steier" (*see* ¶¶ 62 and 64 above).

69. Meyers did not merely write under a variety of aliases; he used his various personas to create the false appearance that multiple individuals, with a range of backgrounds, agreed with his arguments and/or disagreed with Medallion Financial's detractors. When he posted on Seeking Alpha, Meyers claimed that he was the CEO of a company, PDL Capital, that was a "specialty lender focusing on consumer finance" or "an entity that helps finance the sale of distressed assets to private equity firms"—in other words, an investment professional. When posting on a blog called "Taxi Truths" under the alias "Isaac Howe," Meyers claimed to have "been in the taxi industry for more than 30 years in NYC, in many capacities." And when he wrote on Blogger News Network, as "Clark Reilly," Meyers claimed to be a "reporter," "journalist," or "investigative journalist." *See* Appendix A for a list of articles Meyers wrote, under his own name or an alias, and information about the accompanying disclosures of the authors' backgrounds.

70. Meyers' articles, whether under his own name or an alias, never disclosed that he was being paid by Medallion Financial.

71. Murstein knew or recklessly disregarded that Meyers, in his articles and posts, did not disclose the compensation he received from Medallion Financial and at times posted using aliases and/or false claims about his employment status.

72. Meyers' paid touting on behalf of Medallion Financial largely ceased after June 2016. On November 17, 2016, however, when Murstein received by email a Seeking Alpha

article referring to Medallion Financial's "imminent bankruptcy risk," Murstein emailed Meyers to see if Meyers was able to "get pieces published on Seeking Alpha or do you know anyone else that can?" Meyers declined.

B. Murstein Hires Another Contractor to Anonymously Tout.

73. In early 2016, Murstein became acquainted with a woman in her twenties (the "Contractor") who was looking for work. As Murstein wanted to have another person touting on behalf of Medallion Financial in addition to Meyers, Murstein offered her an Independent Contractor Services Agreement, which Murstein and the Contractor signed.

74. The Contractor had little to no experience with investor relations or the financial markets; as a result, Murstein instructed the Contractor to "speak with [Meyers] on what to do." Meyers then tutored the Contractor on his methods for posting anonymously.

75. Murstein knew from emails he received that Meyers was showing the Contractor how to post anonymously and that Meyers told the Contractor "get a fake ID from the Internet" in order to avoid having to identify herself and reveal her connection with Medallion Financial.

76. In an April 25, 2016 email, Murstein urged the Contractor to publish an article and then asked her "What name are you using?" The Contractor responded with her alias.

77. On April 26, 2016, the Contractor emailed Murstein that she was "[h]appy to keep writing articles" but "it's just how we are going to publish anonymously is the question."

78. The day after that, on April 27, 2016, the Contractor forwarded to Murstein an email from an editor at Seeking Alpha thanking the Contractor for "an interesting article" but stating that "[w]e were unable to verify your ID. Please resubmit after uploading a scan of a valid photo ID[.]" The Contractor asked Murstein, "What do you think I should do regarding the ID situation?"

79. On April 28, 2016, the Contractor emailed Murstein that she was “still publishing under a pen name” and was “seeing which one of my friends will let me borrow theirs [ID].”

80. In an April 29, 2016, email that was forwarded to Murstein, Meyers advised the Contractor that “first you have to come up with a fake resume.” Murstein also instructed the Contractor through a text message to use a friend’s name to open an account on Seeking Alpha.

81. On May 2, 2016, Murstein emailed the Contractor that he was “just focused on you getting your articles out for now. Have you gotten any on any web sites yet or picked up by anyone?” The Contractor responded: “Larry [Meyers] sent me the process I have to go through, it’s kind of crazy. In order to be a contributor I have to make up a whole person so I have to do a fake resume, everything. This goes for basically every single website I have tried to get published on. It’s a process.”

82. In a May 4, 2016, email, the Contractor told Murstein about her efforts to get published on TheStreet.com: “Larry [Meyers] sent me an email walking me through it. . . . I have to make up a fake resume and apply to be a contributor, can’t be anonymous but [a friend] agreed to let me use her ID so that’s what I’m using now for everything.” She also told Murstein that Meyers had allowed her to rewrite some of his stories but to “just change up the wording so that plagiarism software won’t detect anything.” Murstein responded, “Good update.”

83. Murstein urged the Contractor to increase the frequency of her positive postings about Medallion. Between May 2016 and November 2016, the Contractor published numerous articles and comments on websites, including Seeking Alpha and Huffington Post. The Contractor was paid by Medallion Financial but never disclosed that compensation.

84. On August 2, 2016, Murstein texted the Contractor with numerous statements about Medallion Bank and instructed her to “go to yahoo message board for MFIN,” the ticker

symbol Medallion Financial's stock traded under, and "[p]ost on yahoo."

85. On August 5, 2016, Murstein instructed the Contractor to accuse two individuals who had criticized Medallion Financial on Seeking Alpha of being "security law violators."

86. On November 17, 2016, Murstein texted the Contractor to remind her to "[j]ust keep blogging and commenting positive stuff on Medallion," and five days later he texted her "[d]on't comment under your real name."

87. Like Meyers' postings, the Contractor's articles and comments repeated Murstein's instructions that the Bank was undervalued and that Medallion Financial's stock was underpriced.

88. For example, in a May 3, 2016 article published on Huffington Post, entitled "Safety in a Subsidiary: Untangling the Web of Perception Surrounding the Taxi Medallion Industry, Uber, TAXI Stock, & Medallion Financial Corporation," the Contractor wrote: "The fact of the matter is that TAXI has a hidden gem beneath its solid and consistent stance in the stock market in its subsidiary, Medallion Bank ('The Bank')."

89. The Contractor's "Safety in a Subsidiary" article also stated: "If the Bank is making $25m a year, easy, the best case scenario would be that their worth is, say $500 million and in the worst case $250 million, which is still much more than the total market cap, mind you. If smart investors were to dig a little deeper and do a little more due diligence they will walk away knowing that in fact, the Bank is worth double the market capital today." At the time of this post, the Bank's reported fair value was $152 million, far below the article's "worst case" projection of $250 million.

90. Murstein personally directed the content of the Contractor's posts. For example, in an email to the Contractor sent on August 2, 2016, Murstein wrote: "Things to blog and

comment about. Please do this today:…will be a big boost to the stock price when people figure it out. . . predicting a huge pop in their price in the immediate future." The Contractor immediately responded that she was "posting things now." And in an email sent on August 2, 2016, at 1:36 p.m., Murstein told the Contractor "[f]rom now until 4pm you should just put comments on those web sites please."

91. In another email to the Contractor on August 3, 2016, Murstein wrote: "Say: Look at the bank and nothing else. $170 mil of equity and $40 mil of pre tax earnings. It's worth at least $400 mil."

92. In an audio recording, Murstein instructed the Contractor that: "I view the stock worth at $10-$15 per share…. [T]he Bank alone is worth $20 per share…. Put this out tomorrow."

93. Murstein reviewed and approved many of the posts before they were published online. For example, on July 7, 2016, the Contractor emailed Medallion Financial's public relations firm (the "PR Firm") regarding one article and wrote: "Will forward to Andy [Murstein] now so we can get the OK to publish."

94. Murstein also reviewed articles relating to Medallion Financial after their publication. On one audio recording, Murstein asked the Contractor "How do I find your post?" The Contractor also forwarded links or screen shots of articles and comments to Murstein after publication.

95. In 2016, Medallion Financial's web site (*www.medallion.com*) had a section described as: "In The News: Articles about Medallion Financial have regularly appeared in major publications. To view the latest Press releases, Articles and Interviews please click below." During 2016, the "In The News" section contained links to at least two articles written

by the Contractor: "Melrose, Medallion and Medallions" and "Safety in a Subsidiary," both of which appeared in Huffington Post. The author of both pieces was identified only as "Contributor" on Medallion Financial's website, and there was no disclosure that the author was paid by Medallion Financial to write those articles.

96. Murstein acknowledged that the purpose of the touting activity was to boost Medallion Financial's stock price. In an email to the Contractor on November 16, 2016, he wrote: "All I would like you guys to do today is to write articles and post comments on message boards to support our stock."

97. Murstein knew or recklessly disregarded that the Contractor did not disclose the compensation she received from Medallion Financial and that the Contractor used aliases in her articles and comments about Medallion Financial.

C. <u>Murstein Paid a Public Relations Firm to Anonymously Tout.</u>

98. In 2016, the PR Firm told Meyers it was also willing to make similar anonymous postings promoting Medallion Financial. As a result, Murstein also paid the PR Firm to write positive articles about Medallion Financial. The PR Firm published at least one comment in which it claimed that "the Bank could be worth over $300 million and the Bank stock could easily be worth over $12 as a standalone company to MFIN."

99. The PR Firm misrepresented its affiliation with Medallion Financial. In an internal email on July 7, 2016, an individual from the PR Firm acknowledged that, when contacted by Seeking Alpha, he claimed that he was not being compensated by Medallion Financial, which was consistent with Murstein's instructions. In a November 17, 2016, email, Murstein instructed the PR Firm to "publish under an anonymous name." In a November 18, 2016, email, Murstein told the PR Firm that "the article shouldn't be coming from me you or the

company though. More like an anonymous blogger." The PR Firm also emailed Murstein on November 16, 2016, for approval on pieces, writing "Andy, Please review the attached article for accuracy and style."

D. <u>Murstein Responds Falsely to Press Inquiries About the Touting.</u>

100. On November 26, 2016, a reporter for the *New York Post* emailed Murstein:

> Hi Andrew, My colleague got some information about a woman who works for your company. [The Contractor] has been writing articles for Huff Post touting the stock price of Medallion Financial under a pen name. This is not only on [sic] ethical, but experts say it is illegal. My colleague reached out to [the Contractor], but I wanted to reach out to you as well. How long has [the Contractor] been working for you? What is her role in the company? Did you know that she was writing for Huffington Post? Did you know what kind of articles she was writing? If not, how do you feel to find out she was doing this? What are the next steps you plan to take?

101. Murstein's emailed response to the reporter stated that "I am not aware of the postings 'under a pen name' to which you are referring as potentially raising ethical and legal issues. Can you please send me the postings in question, and then we'll review them and get back to you with a response."

102. The reporter then told Murstein that the Contractor's "article[s] are listed on the news section of your website as just Contributor." Murstein falsely responded: "I was unaware of the below but am now looking into it."

103. On November 27, 2016, Murstein was interviewed by the *New York Post* reporter, and Medallion Financial's General Counsel and the PR Firm attended. According to notes of the interview taken by the PR Firm, "[Murstein] said he didn't know [the Contractor] was writing stories touting Medallion for Huffington Post under [an] assumed name and posting them without a byline on the Medallion website," and "[Murstein] sees nothing wrong with her trying to protect her identity, considering the viciousness of the short sellers."

104. According to the PR Firm's notes, "the Post reporter[] said she spoke to a former attorney general who said that paying someone to tout the stock under a pen name is illegal," and Murstein responded that "in his opinion it is not illegal because everything in the articles is public information already."

105. Murstein also falsely claimed in the interview that he knew the Contractor "had a background in marketing and PR and was recommended by an IR firm," and that the Contractor had stopped working for Medallion Financial in October 2016.

106. On January 17, 2017, Murstein received by email another media inquiry stating that "your former IR [investor relations] head . . . used an alias . . . to post positive articles on Medallion for the Huffington Post, and also posted pro-Medallion comments on financial blogs such as Seeking Alpha and Yahoo Finance. Doing so is a practice known as 'stock-touting' which could be a potential securities law violation." On behalf of Murstein, Medallion Financial's General Counsel again responded falsely to the reporter that "any comments she is alleged to have posted under an alias she would have posted unbeknownst to Medallion." On January 27, 2017, the reporter responded with an email stating the Contractor "was responsible for posting the Huffington Post articles which you subsequently placed on your website. It is obvious that you knew what she did. This could potentially constitute a securities law violation."

E. <u>Murstein Paid the Contractor Hush Money to Conceal His Scheme.</u>

107. Although Murstein knew that the Contractor had posted under an alias, he texted the Contractor on November 26, 2016, after he had received the media inquiries, and asked her: "Why did you post articles under a fake name?" The Contractor responded on the same day: "Because you asked me to not use my name. Do you want me to switch it to my name?"

108. On December 1, 2016, Murstein texted the Contractor: "I'm trying to get you an agreement and get you paid extra money but it won't be ready until tmrw or Monday."

109. On December 5, 2016, Murstein and the Contractor signed a Confidential Agreement and General Release (the "Release"), in which the company agreed to pay the Contractor $15,000 in exchange for the Contractor agreeing to release Medallion Financial from all claims. The Release also required the Contractor to falsely affirm "that she was never instructed by [Medallion Financial] or any other Releasee to write any articles, blogs, posts or comments about Medallion under a pen name or false name."

110. Fearing that the touting would be made public, on January 18, 2017, Murstein texted the Contractor: "Our lawyers are sending you a letter that you are telling people I told you to write under a false name. First of all there is no reason to talk to people about that. Plus you signed something that says you aren't supposed to be talking to anyone."

111. Neither Medallion Financial nor Murstein ever disclosed to investors that for two years Murstein had engaged and paid multiple persons to promote anonomously Medallion Financial in numerous online forums.

IV. Declining Financial Performance Jeopardizes Medallion Financial's Loan Facilities.

112. Prior to 2014, Medallion Financial had relationships with at least six banks that provided long-term revolving lines of credit that were secured in part by loans and taxi medallions held in various consolidated subsidiaries of Medallion Financial. Beginning in 2015, these lenders began reducing the amounts Medallion Financial could borrow or have outstanding under the loans.

113. From September 2015 through August 2016, most of these loan agreements were restructured or renegotiated, limiting Medallion Financial's ability to take on new debt and, in at

least one case, requiring additional collateral. Some lenders reduced the size of the existing credit line or required, for the first time, that Medallion Financial reduce the loan balance by making payments of principal in addition to interest.

114. The loan agreements with the six banks were critical to Medallion Financial's business. For example, the loan agreement with Bank A stated that the loan proceeds were to be used "to finance the general corporate purposes of the Borrower in the ordinary course of business." And the proceeds from the Bank B revolving credit line were to be used "to provide funding for Medallion loans to be made by the Borrower in New York City, Chicago and Boston."

115. The loan agreements with Bank A and Bank B defined an "event of default" as, among other things, losses during certain periods. Upon the occurrence of an event of default under Bank A's or Bank B's loan agreement, that bank and the other four lenders would have the right to accelerate the outstanding debt, requiring immediate repayment of the outstanding principal and interest.

116. The agreement with Bank A stated that Medallion Financial "shall not have Earnings less than $0 (i) in each of two (2) consecutive fiscal quarters or (ii) for any fiscal year," and that any such "loss" would be an event of default. As of September 30, 2016, the outstanding principal amount of Bank A's loan to Medallion Financial was approximately $16 million.

117. Under the agreement with Bank B, "a Consolidated Adjusted Net Loss for any twelve month consecutive period" constituted an event of default. As of September 30, 2016, the outstanding principal amount of Bank B's loan to Medallion Financial was approximately $17.7 million.

118. Medallion Financial's other loan agreements contained similar provisions that treated an event of default under a loan agreement with any other bank as an event of default.

119. In April 2016, Medallion Financial issued $33.6 million in notes that paid 9% interest, which represented a much higher cost of funds than had been available under the revolving lines of credit, which provided funds at approximately 3%. According to its Form 10-Q for the period ending June 30, 2016, the note proceeds were needed for "general corporate purposes, including repaying borrowings under its revolving credit facilities[.]"

120. As of September 30, 2016, Medallion Financial had approximately $68 million in debt arising from the loans from the six banks—and was unlikely to find an alternative source of borrowing at comparable interest rates if the repayment of its existing facilities was accelerated.

121. Certain Medallion Financial subsidiaries had their own loans, some of which were guaranteed by Medallion Financial subsidiary Medallion Funding, LLC, and had been used to acquire and/or operate Chicago taxi medallions. The subsidiaries that owned and operated Chicago taxi medallions owed money to three lenders, one of which was Bank C. The Bank C loans were secured by 61 of the 159 Chicago taxi medallions that Medallion Financial owned through its consolidated subsidiaries.

122. For a decade, Bank C had repeatedly agreed to refinance and extend its loans to the Medallion Financial subsidiaries as they came due.

123. In late September 2016, Bank C, departing from the prior course of dealing, demanded payment of the outstanding principal of the loans. Bank C's reason for doing so was straightforward: given the precipitous decline in the value of the Chicago medallion collateral from $330,000 in October 2013 to approximately $60,000 in October 2016, the collateral value of the loans no longer gave the bank adequate security.

124. On September 29, 2016, a senior officer from Medallion Bank met with Bank C's Chief Executive Officer and offered concessions, which Bank C refused. In October 2016, Murstein made a number of unsuccessful offers to restructure the loans with Bank C.

125. The $8.8 million in loans with Bank C matured on October 17, 2016, and Bank C filed a lawsuit against Medallion Financial's subsidiaries on October 24, 2016. As the Chief Executive Officer of Bank C explained in the course of subsequent litigation, "at maturity, the indebtedness far exceeds the value of the medallion collateral . . . making ill-advised any further extension or modification of the Notes absent additional collateral or other credit enhancements[.]" Murstein was personally involved in the efforts of the Medallion Financial subsidiary to refinance or obtain an extension on the promissory notes.

126. The Bank C lawsuit had an immediate impact. Medallion Financial had been negotiating a $25 million private debt placement at the time, which the investment banking firm canceled as a result of the litigation.

127. As Medallion Financial prepared its financial statements for the third quarter of 2016, it was scrambling to obtain waivers from numerous lenders, including not only the lenders for the Chicago medallion subsidiaries, but also the six banks who had issued revolving lines of credit to Medallion Financial itself. Many of its loans agreements with lenders treated an event of default under any other agreement as an event of default. As Murstein knew, unexpectedly having to repay one loan could easily lead to a "run on the bank" scenario, where other lenders suddenly accelerated their loans and demanded repayment as well.

128. Medallion Financial ultimately was successful in obtaining waivers from other lenders in the aftermath of its subsdiaries' failure to repay the Bank C loan.

129. But given the declining performance of Medallion Financial's business generally, it was at risk of reporting a loss for the quarter and for the twelve months ending September 30, 2016, which would have violated the covenants in its agreement with Bank B. Such a covenant violation, like the failure to repay Bank C, created a risk that many or all of the six lenders who had extended revolving lines of credit to Medallion Financial—banks to whom Medallion Financial owed approximately $68 million as of September 30, 2016—would accelerate their loans, requiring immediate repayment.

130. And Murstein knew, from his experience with Bank C, the concerns about taxi medallion values could cause the six banks who had loaned money directly to Medallion Financial to enforce their rights under their loan agreements more aggressively than they had done in the past.

131. In addition to creating a risk of violating Bank B's covenants immediately, reporting a loss would have set the stage for a default under the Bank A loan covenants the next quarter, if Medallion Financial experienced losses in both the third and fourth quarters of 2016 or for the full fiscal year.

V. <u>Murstein's Scheme to Increase the Bank's Fair Value.</u>

132. As discussed in paragraphs 33 through 38 above, from 2014 through 2017, Medallion Financial was required to estimate the fair value of Medallion Bank on a quarterly basis, to reflect that information in its financial statements, and to reflect any changes in valuation as part of its net increase or decrease in net assets (earnings or loss) for the period.

133. Prior to 2015, Medallion Financial had estimated the Bank's fair value as the equivalent of the Bank's "book value," which represented the bank's assets minus its liabilities. Medallion Financial's Forms 10-K explained that it did so because "Medallion Bank had little

value beyond its recorded book value." In other words, until 2015, Medallion Financial believed that a third party would not be willing to pay more than the Bank's book value if Medallion Financial were to sell the Bank.

134. Among its reasons for believing that a third party would not be willing to pay more than the Bank's book value, Medallion Financial cited "various regulatory restrictions that were established at Medallion Bank's inception, by the FDIC and State of Utah." These restrictions included the fact that the Bank was not a full-service bank, so it could not offer checking accounts, which are highly profitable for commercial banks; that the Bank had no retail locations, no core deposits, did not provide residential mortgages, and did not provide credit cards; and the fact that the Bank was required to maintain its capital at a minimum of 15% of its average assets, which was a higher leverage ratio than that required of other banks. In addition, the Bank was "prohibited from entering into new business lines" without regulatory approval, and regulatory restrictions on transfers of the Bank's charter also impacted the Bank's value.

A. **The Valuation Firm Supports A Modest Increase in the Bank's Valuation.**

135. In 2015, Medallion Financial changed its approach to determining the fair value of the Bank. Specifically, it concluded, for the first time, that a third party likely *would* be willing to pay more for the Bank than its book value.

136. To support its change in approach, Medallion Financial hired a third-party valuation firm (the "Valuation Firm") to perform a fair value analysis of the Bank for the 2015 fiscal year end. The Valuation Firm was a specialist with substantial experience in bank valuations.

137. The Valuation Firm provided an opinion of the fair value of the Bank as of December 31, 2015, which was consistent with the reported fair value in its Form 10-K for 2015. The Form 10-K for 2015 reported Medallion Bank's fair value at about $152.1 million, and the

Form 10-Q for the second quarter of 2016 reported Medallion Bank's fair value at $166.4 million. Both valuations, which were consistent with the values estimated by the Valuation Firm, were about 11% over book value.

B. Murstein Goads Other Financial Firms to Endorse His Valuation Number.

138. In October 2016, at a time when allowing Medallion Financial to report losses could result in defaults on the loan covenants, which Murstein understood could have serious consequences for Medallion Financial, Murstein sought to drive the Bank's fair value even higher above book value. He therefore set out to manufacture an artificial market demand for Medallion Bank at the price that he determined. To this end, Murstein initiated contact with four financial firms hoping to generate support for his valuation number. Murstein did not tell these firms that the purpose of his contact was to generate support for an increased valuation with the Auditor and the Valuation Firm.

139. The contacts followed a similar pattern. An email by Murstein would propose a future transaction involving a sale of all of a piece of the Bank at a number dictated by Murstein. Murstein would then ask for something in writing expressing support for his valuation number. At that point, the discussions about a transaction would go no further because Murstein's purpose was not to negotiate the transaction, but rather to mislead the Valuation Firm and the Auditor.

140. On October 17, 2016, Murstein sent Investment Bank A and Investment Bank B identical emails stating that: "[W]e were approached by an investment bank asking if we are interested in selling a minority stake in our bank to their client. . . . I think we should pursue this or possibly sell it to another investor. Using other potential comps our bank would be worth well

over $300 million. . . . [C]ould you quickly put together a rough valuation for our bank. . . . Once we review it [the valuation] we can discuss engaging your firm."

141. Within days, Investment Banks A and B—incentivized by the prospect of investment banking fees—both responded. Investment Bank A emailed Murstein a letter and summary that stated that "it is reasonable to assume a valuation range of $185MM - $325MM" and that $300 million was "a reasonable proxy for a control sale price" but that this view was "tempered by regulatory uncertainty" that any transaction would receive approval. Investment Bank B responded with a "potential valuation analysis" listing a range of valuations of the Bank up to $371 million.

142. Next, on October 28, 2016, Murstein emailed the president of another Utah industrial bank and asked: "Do you feel that you would be able to value Medallion Bank at $200 million?" Murstein repeated his request in another email to the industrial bank on October 29, 2016: "[S]end me an email Monday saying your [sic] interested in discussing a valuation above $200 mill[ion] with us. I personally think it's worth a lot more but if I get the email saying that we can discuss everything on the phone or in person."

143. On October 30, 2016, the bank president emailed Murstein a one-sentence response: "We are good at 200."

144. The industrial bank never pursued the transaction with Murstein, but internal emails show it was highly skeptical the Bank should be valued at $200 million. In late November 2016, the industrial bank prepared an offer letter to be sent to the Bank's Board of Directors offering $123.7 million in cash—not $200 million—to purchase the Bank. The draft letter, which was not sent, noted that this proposed offer was "lower than our previously submitted indication of interest" but stated that this was appropriate given recent financial

disclosures by Medallion Financial. In an internal email dated November 21, 2016, an employee of the industrial bank stated: "I think Murstein used us, when he requested we give him a $200 million value on the bank so that he could justify not writing it down[.]"

145. Murstein's final effort at generating support for his valuation occurred in December 2016, when Murstein tried to revive stalled negotiations with a consumer lender over a loan participation program. Murstein introduced a new term into the deal which would require the consumer lender to acquire a 2% interest in the Bank, and that for this purpose "Medallion Bank will be valued at 10 times 2017 projected earnings of $35,000,000 or $350,000,000."

146. On December 13, 2016, Murstein emailed the consumer lender that "the investment in the bank is a big part of the deal for us." As Murstein stated in an internal email dated December 15, 2016, "[T]he valuation that the bank will receive [from the consumer lender] is very high. . . . [I]t should also greatly help the parent[ ] company stock price."

147. In late December 2016, however, the consumer lender notified Murstein that it was ending the negotiations, but would consider revisiting the small equity investment if another loan participation or partnership arrangement between the parties could be arranged in the future.

148. Murstein tried to use these contacts as support for his increased valuations. Murstein never told the Auditor, however, that he initiated these contacts and provided the valuation numbers to the firms. Murstein also did not tell the firms that he would provide their responses to the Auditor as support for the increased valuation.

149. The Auditor, however, emailed Murstein on October 24, 2016, that Investment Bank A's summary was "a 'pitch' document with appendices rather than a valuation" and "does not support the increase in value in the 3rd quarter of 2016." In an October 31, 2016, email to

Murstein, the Valuation Firm dismissed Investment Bank B's analysis as "a pitch document" not justifying an increase in the Bank's fair value.

150. Regarding the industrial bank, Murstein forwarded the "good at 200" email to his CFO and declared: "[t]his is the final clincher. [The industrial bank] has been talking to us about buying our bank and just sent this email of at least two hundred million dollars. This should be an easy valuation for us to convey to the auditors." Murstein then forwarded this email chain to the Auditor. The Auditor, however, responded that the "good at 200" email "doesn't offer much context" and asked for more information "that would make this a bonafide offer."

151. A Medallion Bank official was also skeptical of the proposed deal with the consumer lender, and advised Murstein in a December 15, 2016, email that "it would be best to resolve our medallion problems before we enter into the strategic partnership business," which he estimated would be twelve months in a best case scenario.

152. Murstein disagreed, prompting a Bank executive to be more candid to Murstein: "Volatility is the enemy of this mission. . . . The volatility introduced by ride-share means that, in the best case, the bank only loses millions of dollars working through it. Worst case, we lose *hundreds* of millions-and the odds of this outcome remain too high. . . . The strategic partnerships business adds to the volatility of the bank. . . . [T]he reputation/regulatory/legal/operational risks remain enormous in our eyes."

153. Murstein, however, was not primarily interested in the strategic partnerships but rather in generating support, however tenuous, for an increased valuation of the Bank that would elevate Medallion Financial's stock price and avoid defaults on its covenants.

C. <u>For 3Q 2016, Murstein Pressures the Valuation Firm to Increase Fair Value.</u>

154. When the Auditor told Murstein that another fair-value opinion was needed for the third quarter of 2016, Murstein sought to have the Valuation Firm increase the Bank's value to $193 million.

155. On October 31, 2016, the Valuation Firm emailed Murstein that:

> [T]here is not material information that [the Valuation Firm] can place significant weight on in changing our prior valuation methodology to conclude with a higher value. The potential sale of the Bank to a third party could receive significant weight if you were far along in a transaction in terms of diligence, vetting with the regulators, and the presence of at least a term sheet and/or definitive agreement.

156. On November 1, 2016, Murstein wrote the Valuation Firm: "I would like to give this one more shot before we throw our long term relationship away. I assume if we signed a letter of intent…stating the value of Medallion Bank would be a minimum of $200 million you would be able to sign off on our valuation."

157. The Valuation Firm, however, told Murstein, over several emails, that the purported transactions were too tenuous to form the basis of any valuation analysis—noting specifically that any sale would first need to include due diligence, including a review of the Bank's loans.

158. On November 1, 2016, Murstein responded that the Valuation Firm was "going out of [its] way not to be reasonable" and that the Valuation Firm's refusal to accept Murstein's valuation evidence "will now greatly effect [sic] our relationship going forward."

159. Despite Murstein's pressure, the Valuation Firm refused to increase the fair value of the Bank, and responded to Murstein that "we have prior valuations that have been reviewed and approved by the Board . . . based on lower earnings . . . and there does not appear to be rationale to change the multiple, such as lower perceived risk . . ." The Valuation Firm also told

Murstein that a valuation analysis had to "consider that the recent trajectory of asset quality and earnings is negative."

160. In an internal email dated November 1, 2016, an executive at the Valuation Firm was more explicit: "[W]e have ample recent evidence that medallion loans are souring (Signature Bank, BankUnited, etc.). . . . Noncurrent loans have increased 101 basis points in one quarter alone since your last valuation. . . . This is a strong argument for value of the bank declining, not increasing." In another internal email dated November 2, 2016, an executive at the Valuation Firm wrote: "Unfortunately at this point, if you have not done so already, you have to let him [Murstein] know that unless he is agreeable to [the Valuation Firm] independently valuing Medallion Bank, he is going to have to go elsewhere…. Wish I had another solution but I think we have lost the client to maintain our integrity and avoid potential liability."

D. <u>Rejecting the Auditor's Advice, Murstein Fires the Valuation Firm.</u>

161. On November 1, 2016, after the Valuation Firm refused to provide a valuation of $193 million for Medallion Financial's third quarter Form 10-Q, Murstein fired the Valuation Firm.

162. Murstein fired the Valuation Firm against the advice of the Auditor. On October 21, 2016, the Auditor emailed Murstein: "[The Valuation Firm] is necessary. On a quarter to quarter basis the methodology should not change. Especially when supporting an increase of this size, we will need additional support." On October 24, 2016, the Auditor emailed Murstein that "your current valuation firm" should "conclude on a value."

163. The Valuation Firm also advised Murstein of the importance of maintaining consistency in an October 31, 2016 email: "we are tied to the prior valuation methodology in the absence of compelling new information that we would be required to consider."

164. On November 2, 2016, Murstein emailed the Auditor that he was "done with [the Valuation Firm.]" Murstein—after complaining that the Auditor was "costing us significant dollars to obtain these valuations"—then misrepresented to the Auditor the reasons that he fired the Valuation Firm: "They have been difficult to work with for quite some time. They are too small for a transaction of this size."

165. The Auditor pushed back, telling Murstein: "The key here is to bridge the gap from your prior quarter's valuation, and utilize known methods (hopefully consistent methods) from the prior quarter to evaluate the fair value for this quarter. . . . I would recommend that you continue to utilize the same third party specialist quarter-after-quarter."

166. Murstein rejected his Auditor's advice, and did not disclose to the Auditor that he fired the Valuation Firm because it refused his demand to increase the Bank's fair value.

167. GAAP principles (ASC 820-10-35-25) provide that "[v]aluation techniques used to measure fair value shall be applied consistently."

168. By firing the Valuation Firm and using a new firm that used different assumptions and inputs from what had previously been used, without justification or evidence that it would produce a value more representative of the Bank's fair value, Murstein and Medallion Financial violated GAAP.

E. <u>Murstein Entices Investment Bank C Firm to Provide a Valuation.</u>

169. After firing the Valuation Firm, Murstein immediately began opinion-shopping for a more compliant firm.

170. On November 1, 2016, Murstein sent Investment Banks A and B, as well as a third investment bank ("Investment Bank C"), identical emails stating:

> Do you think you can issue something like this report [attaching the Valuation Firm's 2Q 2016 report] indicating the bank is now worth at least 1.3 times book value or $193 million. I believe it is worth substantially more but that is the minimum amount that needs to be confirmed right now for us to work with you to potentially sell a portion of the bank. Thank you.

171. Investment Banks A and Bank B did not respond to Murstein's email.

172. An employee of Investment Bank C, however, responded within minutes: "I have little doubt that we can."

173. Investment Bank C did not typically provide valuation opinions for public company audits. It agreed to do so largely because of the incentive offered by Murstein to "sell a portion of the bank," which was much more lucrative than providing a valuation.

174. The *quid pro quo* arrangement that Murstein offered—providing a pre-determined valuation number dictated by Murstein in exchange for investment banking work—was not disclosed to the Auditor or to investors.

175. In order to reach the valuation number that Murstein demanded for the third quarter Form 10 Q, Investment Bank C did not use assumptions and inputs that were consistent with the Valuation Firm's earlier reports. Instead, Investment Bank C changed key assumptions, including the discount rate used to estimate the present value of future cash flows, in order to obtain the higher fair-value number that Murstein directed.

F. <u>The Misleading Last-Minute Justifications for the Bank's Increased Value</u>

176. Due to Murstein's abrupt firing of the Valuation Firm and hiring of Investment Bank C, Medallion Financial had to rush to meet its filing deadline for its Third Quarter 2016 10-Q, which was scheduled to be filed on November 9, 2016.

177. On November 9, 2016, the Auditor emailed Murstein that the "due date of the [Form 10-]Q is today" and the Auditor still had not received "management's valuation memo that specifically deals with the reasons for the [Bank's] increase in [fair] value this quarter[.]"

178. The Third Quarter 2016 Valuation Memo, signed by Murstein, was emailed to the Auditor that afternoon, just hours before the Form 10-Q became public.

179. Also on November 9, 2016, the auditors for the first time received a draft of the Third Quarter 2016 10-Q that described Medallion Financial's justifications for increasing the Bank's estimated fair value.

180. Medallion Financial's Third Quarter 2016 10-Q's Management's Discussion and Analysis ("MD&A") provided three justifications for the increases in the Bank's fair value:

a. "In the second quarter of 2015, we first became aware of external interest in Medallion Bank and its portfolio assets at values in excess of their book value. Expression of interest in Medallion Bank from both investment bankers and interested parties has continued through 2016"; and

b. "[I]n the third quarter of 2016 there was a court ruling involving a marketplace lender that the Company believes heightens the interest of marketplace lenders to acquire or merge with Utah industrial banks."

181. The MD&A further stated that Medallion Financial had "engaged a valuation specialist to assist the Board of Directors in its determination of Medallion Bank's fair value."

182. These false and misleading disclosures in the MD&A appear to have originated with the valuation memorandum that Murstein signed in November 2016, and that was provided to the Auditor just before the third quarter Form 10-Q was filed.

183. Murstein was involved in the preparation of Medallion Financial's statements in the Form 10-Q about valuation. On November 7, 2016, he reviewed a draft of the Form 10-Q, which attributed the increase in the Bank's value solely to the "external interest in the Bank and its assets at values exceeding their book values. On November 9, 2016—the day the Form 10-Q was filed—Medallion Financial's General Counsel emailed the engagement partner at the Auditor with revised proposed disclosure that included the third quarter 2016 court ruling and more details on the purported expressions of interest in the Bank. When the Auditor responded with comments, they were forwarded to Murstein for approval.

184. Both the reasons for the Bank's significant valuation increase, and the statement about the role of the "valuation specialist" in determining the Bank's fair value, were false or misleading, as Murstein knew or recklessly disregarded. A reasonable investor would find the company's explanations of the reasons for the Bank's increases in fair value, and the role of a third party valuation specialist, to be material.

185. *First*, Murstein knew that the "expressions of interest" from third parties were not appropriate as a basis for a fair value calculation. This is what the Valuation Firm and the Auditor told him. No sale ever occurred, and none of the purported bids went beyond the rote recital of Murstein's inflated valuation number. None of the third parties even conducted due diligence. In fact, the "expressions of interest" were manufactured by Murstein not to sell the Bank but to create the illusion of genuine market interest in order to justify the Bank's inflated fair value. Murstein omitted this material fact from his disclosures to Medallion Financial's auditors and, as he knew or recklessly disregarded, this material fact was not included in Medallion Financial's Third Quarter 2016 Form 10-Q. To the extent that Medallion Financial's disclosures reflected opinions about the "interest" of third parties and/or the relevance of such

"interest" to the Bank's valuation, those opinions were not honestly held and/or knowingly or recklessly omitted material facts whose omission made the opinion statement misleading to a reasonable person reading the statement fairly and in context and without all material information.

186. *Second*, the "court ruling" the MD&A referred to, *Consumer Financial Protection Bureau v. CashCall, Inc.,* No. 15-cv-7522-JFW (C.D. Cal. Aug. 31, 2016), had nothing to do with the Bank. As emails show, on the afternoon of November 9, 2016—the same day the Form 10-Q was filed—the reference to the *CashCall* decision was inserted as a last-minute rider to the MD&A. Medallion Financial did not conduct a meaningful inquiry concerning the likely impact of the court ruling, or its relevance to the interest of marketplace lenders in acquiring Utah industrial banks, before including this statement in the Third Quarter 2016 10-Q. Rather, the statement in the Form 10-Q about the significance of the court ruling reflected an off-the-cuff judgment.

187. *Third,* the disclosure that Medallion Financial used "a valuation specialist" was false and misleading. In fact, Medallion Financial used three different valuation firms that used different methods and inputs. The disclosure also omits, among other things, that Murstein fired the Valuation Firm against the Auditor's advice, hired Investment Bank C by offering it banking work in exchange for valuing the Bank at a certain number.

188. In addition, the failure to disclose the process by which the valuation specialist was retained, and the fact that its retention for both the valuation engagement and potential future investment banking work depended on its willingness to support Murstein's desired valuation, was a material omission that rendered Medallion Financial's statement about the fair value of the Bank misleading. Medallion Financial either did not honestly believe the valuation they

included in the Third Quarter Form 10-Q, or they knowingly or recklessly omitted material facts whose omission made the opinion statement misleading to a reasonable person reading the statement fairly and in context.

189. These false and misleading disclosures in the MD&A closely track the valuation memorandum that Murstein signed in November 2016, and that was provided to the Auditor just before the third quarter Form 10-Q was filed.

G. **<u>The Valuation Scheme Avoided a Default on the Loan With Bank B</u>.**

190. If Medallion Financial had not increased the Bank's fair value for the third quarter of 2016, and had simply used the same $166 million that it had reported for the second quarter of 2016, then it would have incurred a loss of approximately $4 million for the twelve months ended September 30, 2016, which would have violated the Bank B's covenant described in ¶ 117 above. In addition, they would have incurred a loss of approximately $22 million for the third quarter of 2016.

191. The chart below illustrates the impact on Medallion Financial's net earnings or loss from the artificial inflation in the Bank's value. The "As Reported" column is derived from amounts reported in Medallion Financial's periodic reports for the last quarter of 2015 and the first three quarters of 2016. The "adjustment" and "as adjusted" columns reflect the results that would have occurred if the Bank had maintained the $166 million valuation used for the second quarter of 2016, instead of increasing it.

	Twelve Months Ended September 30, 2016 (in thousands)		
	As Reported	Adjustment	As Adjusted
Net investment income (loss)	$ 1,387		$ 1,387
Net Realized Gains (Losses)	(947)		(947)
Net change in unrealized appreciation on Medallion Bank and other controlled subsidiaries	47,763	$ (27,365)	20,398
Net change in unrealized appreciation (depreciation) other investments	(24,834)		(24,834)
Net increase (decrease) in net assets	$ 23,369	$ (27,365)	$ (3,996)

VI. Medallion Financial Failed to Take Into Account Key Facts Concerning the Fair Value of its Non-Bank Medallion-Related Assets.

192. During 2016, both Medallion Bank and Medallion Financial had loans that were collateralized by taxi medallions in both New York and Chicago. In addition to these loans, Medallion Financial also owned some Chicago medallions outright. In 2016, the value of medallions was declining precipitously, but the drop was particularly significant in the Chicago medallion market.

A. Medallion Fails to Account for Changes in Chicago Medallion Prices.

193. As of September 30, 2016, the Bank and Medallion Financial assumed that the fair value of Chicago taxi medallions was $120,000, which was almost twice the price at which transactions had occurred during the quarter. Medallion Financial and Murstein knew about the actual transactions because, among other reasons, they closely monitored transactions occurring in the market place.

194. As Medallion Financial and Murstein were aware, including from the negotiations with Bank C and other sources, sufficient and readily available comparable sales data suggested that Chicago medallions had a value of $60,000 or $65,000 each as of September 30, 2016. Murstein was also aware, based on reports it had received from an investor analyst firm and

other sources, that at least one comparable bank had already reduced the value of its Chicago medallions to $60,000 each.

195. On October 27, 2016, the Bank filed a report, which was available to the public and reviewed by banking regulators, referred to as "Call Report." The Call Report indicated that the Bank had a reserve for loan losses of approximately $32.6 million. This reserve estimated the amount of loans on the Bank's balance sheet that it was unlikely to be able to collect. In calculating its loan loss reserve, the Bank had used an estimate, provided to it by Medallion Financial, of $120,000 for the collateral value of a Chicago taxi medallion. This is the price at which the Bank assumed it could sell the medallion if it took ownership of the medallion due to a borrower defaulting on the loan. Any proceeds it received would reduce or possibly cover any losses the Bank would otherwise incur due to non-payment of the loan.

196. On November 8, 2016, as Medallion Financial was finalizing its Form 10-Q filing for the period ending September 30, 2016, Murstein and other Medallion Financial executives were notified that the FDIC and/or UDFI, the Bank's regulators, had expressed concern about [redacted]. They were warned that the regulators were [redacted] They were told that the Bank had argued that the "recorded Chicago market sales weren't true or at arm's length transactions," but that the bank regulators [redacted] and would not [redacted]

197. Medallion Financial did not have, [redacted], evidence that the Chicago market sales were not true arm's length transactions. Nevertheless,

when estimating the value of its Chicago taxi medallions and its loans backed by Chicago taxi medallions, Medallion Financial assumed a market price per medallion of $120,000.

198. Despite the known sales transactions indicating a value far lower than $120,000, Medallion Financial estimated the fair value of the Chicago taxi medallions it owned at $120,000 each. Medallion Financial and Murstein disregarded comparable sales when calculating the fair value of the Chicago medallions in an effort to avoid materially impacting Medallion Financial's financial statements.

199. Medallion Financial also assumed a value of $120,000 per Chicago taxi medallion when estimating the fair value of the Chicago medallion-backed loans in its portfolio. Because the fair value of these loans depended in part on the value of their collateral, the use of an inflated market price for the Chicago medallions backing these loans resulted in an inflated valuation for the loans.

200. Murstein signed a valuation memo, provided to the Auditor on November 9, 2016 (the "Third Quarter 2016 Valuation Memo"), that stated that the average sales price of a Chicago taxi medallion in November 2016 was $64,700. Asserting that the market was "illiquid at this moment," the memo stated that Medallion Financial had valued its 159 Chicago medallions using cash flow models. The memo also stated that the company's own cash flow models generated a value of approximately $105,000; it did not explain why the higher value of $120,000 was used.

201. GAAP requires that an entity use appropriate valuation techniques, maximizing the use of relevant observable inputs when estimating an asset's fair value. ASC 820 categorizes inputs used to estimate fair value as either level 1, level 2 or level 3, with level 1 being the most observable, level 2 less observable, and level 3 considered unobservable. Prices from

transactions that occur in an active market are considered "level 1" inputs. In a market that is not active, such transaction prices are considered "level 2" inputs. Unless the entity preparing the financial statements has determined that a transaction is not "orderly," however, it "shall" take into account, and give some weight to, the transaction price.

202. As noted in paragraph 197 above, Medallion Financial did not maintain records showing why the transaction prices for Chicago medallions in and around the third quarter of 2016 should not be used as inputs to the fair value of the Chicago medallions.

203. In its Third Quarter Form 10-Q, Medallion Financial disclosed that it had valued 154 Chicago taxicab medallions at $18,480,000, or $120,000 per Chicago medallion. It misleadingly suggested, however, that "[t]ransfer prices of Chicago medallions" were "N/A" as of September 30, 2016. This disclosure was misleading because it suggested that relevant transactions did not exist or were not relevant. In addition, it omitted the material facts that relevant transactions had occurred during the quarter, that Medallion Financial had no evidence demonstrating that the transactions were disorderly, and that Medallion Financial had ignored them without a reasonable basis for doing so.

204. Although the Third Quarter Form 10-Q disclosed that Medallion Financial had used "cash flow analysis" to value the Chicago loans, it did not disclose that the cash flow analysis suggested a fair value of as much as $15,000 lower, per medallion, than the $120,000 value actually used in preparing Medallion Financial's financial statements for the quarter.

B. Failure to Estimate Fair Value for Performing or Slightly Overdue Loans.

205. Medallion Financial also failed to consider the factors described in its periodic reports when estimating the fair value of its medallion-backed loans.

206. According to its annual and quarterly periodic filings from 2015 through 2017, Medallion Financial considered "the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, comparable sales and valuations of companies similar to the portfolio company, regulatory factors that may limit the value of the portfolio company, and other relevant factors."

207. As Murstein's November 2016 valuation memorandum states, however, Medallion Financial calculated the value of loans at par (*i.e.*, the amount of outstanding principal) so long as the loans were performing. Medallion Financial concluded that loans were performing if the loan payments were not more than ninety days past due and/or lacked other indicia of distress (such as bankruptcy of the borrower or troubled debt restructuring). Not only was this approach inconsistent with Medallion Financial's disclosures to investors, it also was contrary to fair-value accounting principles, which required all loans to be fair valued, regardless of their payment status.

208. Given the significant decline in the value of medallions—the collateral for the loans—throughout 2016 and 2017, this valuation methodology did not approximate fair value. Medallion Financial nevertheless claimed, in its financial statements filed with the Commission, that its loans were "considered investment securities under the 1940 Act" and "reported at fair value" in accordance with ASC 820.

209. The summary of significant accounting policies in Medallion Financial's Form 10-Q for the third quarter of 2016 (the "Third Quarter 2016 10-Q") stated: "In determining the fair value [of the loans], the Board of Directors considers factors such as the financial condition of the borrower, the *adequacy of the collateral*, individual credit risks, cash flows of the

borrower*, market conditions for loans* (e.g. values used by other lenders and any active bid/ask market), historical loss experience and the relationships between current and projected market rates and portfolio rates of interest and maturities." (Emphasis added.)

210. Medallion Financial, however, failed to do such a fair value analysis, even when it was aware that both the "adequacy of the collateral" and "market conditions for loans" had deteriorated significantly. Importantly, Medallion Financial had sales data that showed the value of taxi medallions—the collateral that supported its medallion-backed loans—had declined in both of the company's major markets, New York and Chicago. Between the end of 2014 and the end of 2017, New York medallion sales prices had declined by approximately 60 percent, and Chicago prices had declined by over 80 percent.

211. Medallion Financial and Murstein knew or recklessly disregarded that Medallion Financial was not carrying the medallion-backed loans at fair value but was instead significantly overvaluing the loans given their significantly increased risk profile. Medallion Financial's reported weighted average loan-to-value ratios climbed to over 130%—meaning that the outstanding loan principal was substantially higher than the collateral value and indicating that the loan was significantly riskier than it had been in 2014, when the ratio had been approximately 60%. Medallion Financial and Murstein knew that other holders of medallion-backed loans had begun to mark their loans down to collateral value, even when those loans were less than 90 days past due.

212. Medallion Financial knew that the loans were significantly riskier by 2016 and that market conditions had significantly worsened but failed to consider that changing landscape when calculating the value of its loans.

213. Medallion Financial knew that its public disclosures were inconsistent with its actual practices concerning the valuation of medallion-backed loans that were performing or less than 90 days past due. Murstein, who was on Medallion Financial's Investment Committee and signed the valuation memoranda provided to the Auditor, knew it too.

VII. Additional Misleading Disclosures in the 2016 Form 10-K.

214. Murstein and Medallion Financial continued the valuation scheme, and the failure to fair value loans that were up to 90 days past due, as they finalized the company's financial statement and periodic report for the quarter and fiscal year ending December 31, 2016.

A. The Bank Regulators Concluded [redacted]

215. In July 2016, the FDIC and UDFI conducted a two-week "visitation" to assess [redacted]

216. In the Fall of 2016, the FDIC and the UFDI conducted a joint examination of Medallion Bank.

217. After concluding their examination, the FDIC and UFDI issued a Safety and Soundness Report of Examination dated January 27, 2017 (the "Report"). The Report states that [redacted] The Report also stated that [redacted]," and that [redacted]

218. The Report also noted a [redacted] in the value of Chicago medallions, and noted that management had [redacted]

Redacted - FDIC/UDFI Material [redacted]. The Report further stated, however, that Redacted - FDIC/UDFI Material [redacted].” The Report also stated that the Redacted - FDIC/UDFI Material [redacted] The Report recommended that Redacted - FDIC/UDFI Material [redacted]

219. The Report also raised Redacted - FDIC/UDFI Material [redacted]

220. As a member of Medallion Bank’s Board of Directors, Murstein was required to sign and date the Reports attesting that he “personally reviewed the contents.”

221. Based on the bank regulators’ feedback, on January 24, 2017, the Bank filed a restated Call Report for the period ending September 30, 2016. The restated call report showed an increase in the Bank’s loan loss reserve from $32,673 to $43,767 and a decrease in the Bank’s reported income before income taxes from $21,820 to $10,726.

222. After the Bank restated its Call Report and increased its loan loss reserve, Investment Bank C was asked to consider whether the change impacted its estimate of the fair value of the Bank. Investment Bank C had originally estimated a fair value in the range of $191 million to $271 million, and Medallion Financial had used $193 million—close to the bottom of

the range—as the value of the Bank when it calculated Medallion Financial's quarterly results. As Medallion Financial had noted in its Form 10-Q for the third quarter of 2016, however, a change in that estimate might require the company to change that valuation and amend its quarterly filing.

223. After the Call Report was restated, Investment Bank C decreased its estimate of fair value to $156 million to $250 million. Medallion Financial concluded that an amendment to its Form 10-Q was not necessary, because the valuation used in the original Form 10-Q was within the revised range. However, Medallion Financial's reported valuation for the Bank was roughly "41% up the range" of Investment Bank C's revised valuation, whereas it had been at the low end of the original range.

224. Although it did not amend its Form 10-Q based on the change in the Bank's reported income and loan loss reserves, Medallion Financial did disclose in its Form 10-K for the year ending December 31, 2016 that "[i]n connection with a recent examination, the regulators required Medallion Bank to take additional loan loss reserves for the quarter ended September 30, 2016 and to file a restatement of its previously filed regulatory report for such period in January 2017."

B. Medallion Financial Filed a Misleading Form 10-K for 2016.

225. As the end of the fiscal year approached, the bank loan covenants discussed in paragraphs 112 through 127 above remained a concern for Medallion Financial. Sticking with the approach used by the Valuation Firm in 2015 and early 2016 would have risked violating not only Bank B's covenant, which treated "a Consolidated Adjusted Net Loss for any twelve month consecutive period" as an event of default, but also Bank A's covenant, which treated a loss in any fiscal year as a default.

226. For the quarter ending December 31, 2016, Medallion Financial increased the valuation of Medallion Bank from $193 million to $280 million. The overall increase totaled approximately $110 million in only six months, which meant that the fair value had changed from approximately 11% greater than book value to more than double book value.

227. The increase in the value of the Bank to $280 million as of December 31, 2016, was again driven by Murstein's pressure on Investment Bank C. Murstein had already determined the value he wanted to report for the Bank and conveyed that value to Investment Bank C before they had done the valuation analysis. Because of the continued deterioration of medallion values, in this quarter, another $27 million increase would not be sufficient to avoid a loss for the year. Even with the $87 million increase of the Bank's value during the quarter, Medallion Financial only recorded a net increase in net assets of $23.5 million for the year.

228. The Bank's reported fair value as of December 31, 2016, of $280.6 million, was nearly four times greater than the market capitalization of its parent company, Medallion Financial, which was $73 million as of that date.

229. The Bank's valuation for the period ending September 30, 2016, had been approximately "41% up the range" of the revised estimate provided by Investment Bank C after the required restatement of the Bank's loan loss reserve. In a late January 2017 email exchange between Murstein and Medallion Financial's CFO, the two discussed the need for the valuation of the Bank for the following quarter, December 31, 2016, to also be 41% "up the range." The CFO then told Murstein that "the $280 MM for this valuation needs to be roughly 41% up the range they derive as well."

230. Murstein discussed potential valuation ranges with the CFO, concluding "[d]epends on the range, but for example $239 to $339 puts it right at 41%. Other ranges would work too."

231. Murstein then forwarded that email exchange to Investment Bank C, with the note "see [b]elow."

232. Investment Bank C's report as of December 31, 2016, issued on March 1, 2017, concluded that the fair value of the Bank ranged from $262 million to $309 million. (A value of $280 million was approximately 41% "up the range" provided by the Investment Bank.)

233. Medallion Financial's 2016 Form 10-K, in its MD&A, gave the same three reasons for the increase in the value of the Bank as the third quarter Form 10-Q. Like the Form 10-Q, it did not disclose the fact that the "expressions of interest" from third parties had been solicited and did not reflect offers made post due diligence; that management's purported opinion of the significance of the "court ruling" was an off-the-cuff view that lacked a reasonable basis; or that Murstein had provided Investment Bank C with specific instructions on the valuation he wanted their work to produce.

234. As Murstein knew or recklessly disregarded, Medallion Financial's reported fair value for Medallion Bank was overstated by approximately $110 million at year-end 2016.

235. As Murstein also knew or recklessly disregarded, Medallion Financial's Form 10-K was inaccurate when it represented that the company engaged in a fair value analysis of its medallion portfolio, when, in fact, it did not perform a fair value analysis for most loans that were up to 90 days past due.

236. Murstein signed the 2016 Form 10-K in his capacity as President and member of the Board of Directors.

VIII. False and Misleading Disclosures in Medallion Financial's 2017 Forms 10-Q and 10-K.

237. For the second quarter of 2017, Investment Bank C provided another report but made clear that the report was not an independent fair-value determination: "For the avoidance of doubt, the Analysis is a mathematical exercise based on a series of inputs provided by the Company and represents neither an opinion as to the value nor a fair market valuation of the Bank on the part of [Investment Bank C]."

238. In fact, all of Investment Bank C's valuation reports were mere "mathematical exercises" that did not take into consideration the poor credit quality of the Bank's loan portfolio. Instead, Investment Bank C simply accepted management's projections. As a result, the Bank's fair value rose to $286 million by the second quarter of 2017, more than double the Bank's book value.

239. On July 11, 2017, Murstein sent Investment Bank C an angry email criticizing it for failing to generate any offers for the Bank, stating that: "You were engaged to sell a minority piece in the bank. That's why you took on the project."

240. Murstein fired Investment Bank C in late July 2017, and Medallion Financial hired yet another firm to provide a valuation opinion—the third such firm in less than one year. This firm's opinion tracked Investment Bank C's approach, and the Bank reported a fair value of $290.5 million by year-end 2017.

241. Murstein knew that medallion values were continuing to deteriorate in 2017. A consultant retained by Murstein reported to him in August 2017 that "there continues to be deterioration in values as indicated by arms length transfers in NYC and Chicago," and that "the survivability of the medallion system" was at stake. The consultant estimated medallion values at $150,000 for New York City medallions and $10,000 for Chicago medallions.

242. The dramatic increases in the Bank's fair value of its common stock, as compared to book value, is summarized below (numbers are in millions):

	6/30/16	**9/30/16**	**12/31/16**	**3/31/17**	**6/30/17**	**9/30/17**	**12/31/17**
Fair Value	166.5	193.9	280.6	284.4	286.0	290.7	290.5
Book Value	149.9	149.0	135.6	139.3	140.6	145.2	137.9
Ratio	111%	130.1%	207%	204.1%	203.4%	200.2%	210.7%

243. Medallion Financial's 2017 Forms 10-Q and 10-K 2017 each gave, in the MD&A section of the report, approximately the same three reasons for the increase in the value of the Bank as the third quarter Form 10-Q. Like the Form 10-Q, they did not disclose the fact that the "expressions of interest" from third parties had been solicited and did not reflect offers made post due diligence; that management's purported opinion of the significance of the "court ruling" was an off-the-cuff view that lacked a reasonable basis; or that Murstein had provided Investment Bank C with specific instructions on the valuation he wanted their work to produce.

244. These explanations, however, were even more misleading by the time the Form 10-Q for the second quarter of 2017 was filed, on August 9, 2017. Fair value is intended to measure the price at which a willing buyer and a willing seller would enter into a transaction. By August 2017, however, it was apparent that there were no willing buyers to be found. As noted above, Murstein knew from Investment Bank C that there was almost no market interest in acquiring even a portion of the Bank, other than in a "junk bond priced deal." As Investment Bank C told Murstein: "[C]learly the market reaction to the capital raise was substantially different than your expectations and more in line with your stock value."

245. As Murstein knew or recklessly disregarded, Medallion Financial's reported fair value for Medallion Bank was overstated by approximately $85 million at year-end 2017.

246. In addition, throughout 2017, as Murstein also knew or recklessly disregarded, Medallion Financial's periodic reports were inaccurate when they represented that the company

performed a fair value analysis on its loan portfolio, when, in fact, it did not perform a fair value analysis for most loans that were up to 90 days past due.

247. Murstein signed the 2017 Form 10-K in his capacity as President and member of the Board of Directors.

IX. Books and Records and Internal Controls Violations.

248. Medallion Financial was required to make and keep books, records and accounts, which accurately reflect the values of its assets.

249. Medallion Financial was also required to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that, among other things transactions are executed in accordance with management's general or specific authorization, and that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP.

250. To this end, Medallion Financial was required to establish procedures designed to prevent errors and irregularities.

251. As evidenced by the conduct described above, the company did not have such procedures. For example, the company did not have procedures in place to ensure that all persons responsible for the accuracy of the financial statements had full information about the "expressions of interest" on which Medallion Financial's estimates of the value of the Bank were premised. As another example, the company did not have procedures in place to ensure that a fair value analysis was performed with respect to all loans, including those that were no more than 90 days past due. Finally, the company did not have procedures in place to prevent a single individual, such as Murstein, from manipulating the valuation of the Bank by firing the

company's Valuation Specialist without input from other executives and directors of the copmany.

252. Medallion Financial's internal accounting controls were not properly designed to implement an appropriate valuation methodology and procedures to value Medallion Financial's loans or the Bank consistent with GAAP, in a number of respects.

A. The Fraudulent Valuations of the Bank and of the Chicago Medallion Portfolio Rendered Medallion Financial's Books and Records Materially Misleading.

253. *First*, Medallion Financial's valuation of the Bank, as well as its disclosures in its periodic reports and corresponding earnings releases furnished as exhibits to Forms 8-K, was inflated for the periods ending September 30, 2016, December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017. Accordingly, its books and records for each of those periods contained material misstatements.

254. *Second*, Medallion Financial's valuation procedures did not adequately take into account the decline in the value of medallions. Furthermore, Medallion Financial did not have sufficient internal accounting controls to analyze the application of the valuation techniques being used in the valuations of the Bank to ensure they were being done on a consistent basis. And Medallion Financial's documentation concerning its valuation decisions and reporting disclosures was inadequate.

B. Medallion Financial Inaccurately Calculated its 2017 Loan to Value Ratio.

255. *Third*, Medallion Financial did not have adequate procedures in place to ensure that the calculations in its filings were consistent with its descriptions of those calculations. Specifically, Medallion Financial made misleading statements regarding the method by which it calculated the loan to value ("LTV") ratios for its loans in its 2017 financial statements. The LTV ratio is material because it gives investors the ability to estimate the extent to which the

loans are over- or under-collateralized. Under-collateralized loan portfolios are significantly riskier to the lender because there is not enough collateral to collect against if the debtors default on the loans. An LTV ratio greater than 100% indicates the portfolio is under-collateralized.

256. In both its 2016 and 2017 Forms 10-K, Medallion Financial claimed to calculate LTV ratios on a gross loan balance—meaning that the managed unrealized depreciation or allowance was not included in the calculation. The amount of managed unrealized depreciation on these loans during this time period was significant—approximately $63 million for both 2016 and 2017. For both 2016 and 2017, Medallion Financial claimed that the LTV ratios were approximately 130 percent.

257. In Item 1 of its Form 10-K for the year ended December 31, 2017, Medallion Financial claimed that its weighted average LTV of loans collateralized by taxi medallions was 131% compared to 129% at December 31, 2016. The Form 10-K stated that "[t]hese ratios also do not factor in the [] unrealized depreciation on these loans of $62,723,000 and $63,252,000 as of December 31, 2017 and 2016, respectively."

258. These statements were false and misleading. For the 2017 Form 10-K, Medallion Financial actually calculated the LTV on a net basis—meaning that the approximate $63 million in unrealized depreciation or allowance was included prior to calculating the LTV ratio.

259. Medallion Financial's misstatement regarding LTV in its 2017 Form 10-K misleadingly gave the appearance that the LTV ratios remained stable, at approximately 130%, for the periods ending in 2016 and 2017.

260. If Medallion Financial had calculated the 2017 LTV ratio consistently with the 2016 LTV calculation, and in the way described in its 2017 Form 10-K, the LTV ratio would have been 155%. That increase in LTV ratio from approximately 130% in 2016 to approximately

155% in 2017—a significant increase in LTV ratio—would have shown the decline in the collateral supporting for Medallion Financial's and the Bank's loans during that time period.

C. Murstein Aided and Abetted the Books and Records Violations.

261. As Medallion Financial's President and Chief Operating Officer, and as head of the Investment Committee and Chief Credit Officer, Murstein knowingly or recklessly failed to ensure that Medallion Financial kept accurate books and records through the recording of inaccurate valuations for the Bank, the medallion-backed loans, Chicago medallions and LTV disclosures.

262. Medallion Financial failed to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurance that transactions were recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles. Murstein knowingly or recklessly aided and abetted Medallion Financial's books and records and internal accounting controls violations.

X. Murstein Deceived the Auditor.

263. On November 9, 2016, Murstein signed a management representation letter in connection with the Form 10-Q filing for the third quarter of 2016. The letter was provided to the Auditor, and, among other things, represented that:

> "[W]e agree with the findings of . . . valuation specialists . . . used. We did not give or cause any instructions to be given to specialists regarding the values or amounts derived in an attempt to bias their work, and we are not otherwise aware of any matters that have had an impact on the independence or objectivity of the specialists."

264. This representation was false. In fact, Murstein had given instructions to Investment Bank C regarding the Bank's minimum fair value and offered investment banking work to bias the valuation opinion.

265. Murstein also signed management representation letters in connection with Medallion Financial's filings for the period ended December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017.

266. The management representation letters signed by Murstein also stated that:

- Interim consolidated financial statements were "prepared in conformance with U.S. Generally Accepted Accounting Principles";
- "[W]e have designed our internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting";
- "We have no knowledge of any fraud, suspected fraud, or allegations of fraud affecting the Company involving management…where fraud could have a material effect on the interim consolidated financial statements"; and
- "There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the consolidated interim financial statements."

267. Murstein knew or was reckless in not knowing that each was these representations was false. Murstein knew or recklessly disregarded the GAAP violations; the internal controls failures; the misrepresentations and omissions in the MD&A; and his failure to disclose his and the company's role in the touting scheme.

268. Murstein was also the sole signatory for the valuation memoranda provided to the Auditor to explain the reasons behind Medallion Financial's valuation decisions. Murstein signed the valuation memoranda for Medallion Financial's filings for the period ended December 31, 2016, March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017

269. Murstein's November 2016 valuation memoranda emphasizes the summaries Murstein solicited from Investment Banks A and B as supporting the increased valuation, even though the Valuation Firm and the Auditor told Murstein that the summaries were insufficient. The memorandum also states that the Utah industrial bank—the source of the "good at 200" email—"contacted the Company unsolicited to acquire the Bank and indicated a value of over

$200 mill." This was false: the email was not "unsolicited" because Murstein initiated the contact, and no offer at all was made for the Bank.

270. Murstein's valuation memoranda for 2017 also refer to "a potential minority investor in Medallion Bank at a $350 million valuation to purchase a 0.57% of Medallion Bank." As described above, that transaction was part of a larger partnership arrangement that was not being negotiated, and Murstein's representation that he was "currently negotiating the terms of such an agreement" was misleading.

XI. GAAP Violations

271. Medallion Financial violated GAAP's fair value principles, including ASC 820-20-55-1 ("objective of fair value measurement is to estimate the price . . . to sell the asset . . . under current market conditions"); ASC 820-10-35-25 ("valuation techniques . . . shall be applied consistently"); ASC 820-10-35-24 ("reporting entity shall use valuation techniques that are appropriate in the circumstances . . . maximizing the use of observable inputs"); ASC 820-10-35-54E ("reporting entity shall include appropriate risk adjustments"); ASC 820-10-55-8 ("fair value measurement should include a risk premium reflecting . . . the uncertainty inherent in cash flows"); ASC 820-10-35-54D ("analysis of the transactions or quoted process is needed"); ASC 820-10-35-54J-c ("reporting entity . . . shall take into account the transaction price"); and ASC 820-10-35-54G (even if "significant decrease in the volume or level of activity . . . the objective of a fair value measurement remains the same"). Murstein know or should have known, or was reckless in disregarding, these violations.

TOLLING AGREEMENTS

272. In 2019, 2020 and 2021, Medallion Financial, Murstein and Meyers signed tolling agreements entered into with the Commission. Each tolling agreement specifies a period of time

(a "tolling period") in which "the running of any statute of limitations applicable to any action or proceeding against [Medallion Financial, Murstein and Meyers] authorized, instituted, or brought by . . . the Commission . . . arising out of the [Commission's investigation of Defendants' conduct], including any sanctions or relief that may be imposed therein, is tolled and suspended . . . ." Each tolling agreement further provides that the Defendants and any of their agents or attorneys "shall not include the tolling period in the calculation of the running of any statute of limitations or for any other time-related defense applicable to any proceeding, including any sanctions or relief that may be imposed therein, in asserting or relying upon any such time-related defenses."

273. Collectively, these agreements tolled the running of any limitations period or any other time-related defenses alleged in this Complaint from October 21, 2019 through December 31, 2021, a period of at least 803 days (as to Medallion Financial and Murstein), and from October 16, 2019 through December 31, 2021, a period of at least 808 days (as to Meyers)

<u>FIRST CLAIM FOR RELIEF</u>
(Defendants Medallion Financial and Murstein)
Violations of Section 17(a) of the Securities Act

274. The Commission realleges and incorporates by reference herein each and every allegation contained in paragraphs 1 through 271, as if fully set forth herein.

275. By engaging in the conduct described above, Defendants Medallion Financial and Murstein, directly or indirectly, singly or in concert, in the offer or sale of securities and by the use of the means or instruments of transportation or communication in interstate commerce or by use of the mails, knowingly or recklessly has: (a) employed devices, schemes, or artifices to defraud; (b) obtained money or property by means of untrue statements of a material fact or omissions of a material fact necessary in order to make the statement made, in light of the

circumstances under which they were made, not misleading; and/or (c) engaged in transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon purchasers of securities and upon other persons.

276. By engaging in the foregoing, Defendants Medallion Financial and Murstein violated, and unless restrained and enjoined, will continue violating Section 17(a) of the Securities Act [15 U.S.C. § 77q(a)].

SECOND CLAIM FOR RELIEF
(Defendants Medallion Financial, Murstein, Meyers, and Ichabod's Cranium)
Violations of Section 10(b) of the Exchange Act and Rule 10b-5

277. The Commission realleges and incorporates by reference herein each and every allegation contained in paragraphs 1 through 271, as if fully set forth herein.

278. By engaging in the conduct described above, the Defendants, knowingly or recklessly, in connection with the purchase or sale of securities, directly or indirectly, by the use of means or instrumentalities of interstate commerce, or the mails, or the facilities on a national securities exchange: (a) employed devices, schemes, or artifices to defraud; (b) made untrue statements of a material fact or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading; and/or (c) engaged in acts, transactions, practices, or courses of business which operated or would operate as a fraud or deceit upon other persons.

279. By engaging in the foregoing, the Defendants violated and, unless restrained and enjoined, will continue violating Section 10(b) of the Exchange Act [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5].

<u>THIRD CLAIM FOR RELIEF</u>
(Defendants Meyers and Ichabod's Cranium)
Violations of Section 17(b) of the Securities Act

280. The Commission realleges and incorporates by reference herein each and every allegation contained in paragraphs 1 through 271, as if fully set forth herein.

281. By engaging in the conduct described above, Defendants Meyers and Ichabod's Cranium, by use of means or instruments of transportation or communication in interstate commerce or by the use of the mails, published, gave publicity to, or circulated notices, circulars, advertisements, newspapers, articles, letters, investment services or communications which, though not purporting to offer securities for sale, described such securities for a consideration received or to be received, directly or indirectly, from an issuer, underwriter or dealer without fully disclosing the receipt past or prospective of such consideration and the amount thereof.

282. By engaging in the foregoing conduct, Defendants Meyers and Ichabod's Cranium violated, and unless restrained and enjoined, will continue violating, Section 17(b) of the Securities Act [15 U.S.C. § 77q(b)].

<u>FOURTH CLAIM FOR RELIEF</u>
(Defendants Medallion Financial and Murstein)
Aiding and Abetting Violations of Section 17(b) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 Thereunder

283. The Commission realleges and incorporates by reference herein each and every allegation contained in paragraphs 1 through 271, as if fully set forth herein.

284. By engaging in the conduct described above and pursuant to Section 15(b) of the Securities Act [15 U.S.C. § 77o(b)] and Section 20(e) of the Exchange Act [15 U.S.C. § 78t(e)], Defendants Medallion Financial and Murstein, singly or in concert, directly or indirectly, aided and abetted, and are therefore also liable for Defendants Meyers' and Ichabod's Cranium's, and other uncharged touters, primary violations of Section 17(b) of the Securities Act [15 U.S.C. §

77q(b)] and Section 10(b) of the Exchange Act [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5], because they knowingly or recklessly provided substantial assistance to Defendants Meyers' and Ichabod's Cranium's, and other uncharged touters', violations of Section 17(b) of the Securities Act [15 U.S.C. § 77q(b)] and Section 10(b) of the Exchange Act [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5].

285. Unless restrained and enjoined Defendants Medallion Financial and Murstein will continue aiding and abetting violations of Section 17(b) of the Securities Act [15 U.S.C. § 77q(b)] and Section 10(b) of the Exchange Act [15 U.S.C. § 78j(b)] and Rule 10b-5 thereunder [17 C.F.R. § 240.10b-5].

FIFTH CLAIM FOR RELIEF
(Defendant Medallion Financial)
Violations of Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder

286. The Commission realleges and incorporates by reference herein each and every allegation contained in paragraphs 1 through 271, as if fully set forth herein.

287. By engaging in the conduct described above, Defendant Medallion Financial (a) failed to make and keep books, records and accounts that in reasonable detail accurately and fairly reflected its transactions and disposition of assets; and (b) failed to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions were executed in accordance with management's general or specific authorization; transactions were recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets.

288. By engaging in the conduct described above, Medallion Financial failed to file with the Commission such financial reports as the Commission has prescribed, and medallion

Financial failed to include, in addition to the information expressly required to be stated in such reports, such further material information as was necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading,

289. By engaging in the foregoing conduct, Defendant Medallion Financial violated and, unless retrained and enjoined, will continue violating Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13].

SIXTH CLAIM FOR RELIEF
(Murstein)
Aiding and Abetting Violations of Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act and Rules 12b-20, 13a-1, 13a-11 and 13a-13 Thereunder

290. The Commission realleges and incorporates by reference herein each and every allegation contained in paragraphs 1 through 271, as if fully set forth herein.

291. By engaging in the conduct described above and pursuant to Section 20(e) of the Exchange Act [15 U.S.C. § 78t(e)], Defendant Murstein, singly or in concert, directly or indirectly, aided and abetted, and is therefore also liable for Defendant Medallion Financial's primary violations of Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13], because he knowingly or recklessly provided substantial assistance to Defendant Medallion Financial's violations of Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13].

292. Unless restrained and enjoined Defendant Murstein will continue aiding and abetting violations of Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§

240.12b-20, 13a-1, 13a-11 and 13a-13].

SEVENTH CLAIM FOR RELIEF
(Murstein)
Violations of Rule 13b2-2 of the Exchange Act

293. The Commission realleges and incorporates by reference herein each and every allegation contained in paragraphs 1 through 271, as if fully set forth herein.

294. By engaging in the conduct described above, Defendant Murstein, directly or indirectly: (a) made or caused to be made materially false or misleading statements to an accountants; or (b) omitted to state, or caused another person to omit to state, material facts necessary in order to make statements made, in light of the circumstances under which such statements were made, not misleading, to an accountant in connection with (1) an audit, review, or examination of financial statements required by the Exchange Act or rules thereunder; or (2) the preparation of filing of a document or report required to be filed with the Commission.

295. By engaging in the foregoing conduct, Defendant Murstein violated and, unless restrained and enjoined, will continue violating Rule 13b2-2 of the Exchange Act [17 C.FR. §§ 240.13b2-2].

PRAYER FOR RELIEF

WHEREFORE, the Commission respectfully requests that this Court enter a Final Judgment:

a) finding the Defendants violated the federal securities laws and rules promulgated thereunder as alleged against them herein;

b) permanently restraining and enjoining the Defendants and their agents, servants, employees and attorneys and all persons in active concert who receive actual notice of the injunction and each of them from, directly or indirectly, violating or aiding and abetting

violations of the federal securities laws alleged in this complaint;

c) ordering the Defendants to disgorge any ill-gotten gains and to pay prejudgment interest on those amounts;

d) ordering Defendants to pay civil monetary penalties pursuant to Section 20(d) of the Securities Act [15 U.S.C. § 77t(d)] and Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)];

e) permanently barring Defendant Murstein from acting as an officer or director of any public company pursuant to Section 20(e) of the Securities Act [15 U.S.C. § 77t(e)] and Section 21(d)(2) of the Exchange Act [15 U.S.C. § 78u(d)(2)]; and

(f) granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Pursuant to Rule 38 of the Federal Rules of Civil Procedure, Plaintiff demands trial by jury in this action of all issues so triable.

Dated: New York, New York
April 26, 2022

Respectfully submitted,

By: /s/ David Stoelting
____

Sheldon L. Pollock
Celeste Chase
David Stoelting
Paul Kim
Karen Willenken
Olivia Zach
Attorneys for Plaintiff
U.S. Securities and Exchange Commission
New York Regional Office
200 Vesey Street, Suite 400
New York, New York 10281-1022
Tel: (212) 336-0174 (Stoelting)
Email: stoeltingd@sec.gov

Appendix A

To Amended Complaint filed April 26, 2022, in *SEC v. Medallion Financial Corp., et al.* , 21-cv-11125-LAK (SDNY)

Below is a list of articles posted or published on various internet websites by Larry Meyers (in some cases, using an alias) while he was being paid to make these postings pursuant to the consulting agreement signed by Meyers and Defendant Andrew Murstein. For each article, the two columns on the right indicate: 1) what, if anything, the article said about the author being compensated by MFC and/or about his professional experience (categories A through G); and 2) how the article related to Medallion Financial (categories 1 through 5).

Category Keys:

A - Contains disclosure that the author wrote the article himself, that it expresses his own opinions, and that he is not receiving compensation for it (in some cases, adds "other than from Seeking Alpha"). Also states that the author has no business relationship with any company whose stock is mentioned in this article.

B - Lawrence Meyers disclosure that references PDL Capital, alternately described as "a specialty lender focusing on consumer finance," "an entity that helps finance the sale of distressed assets to private-equity firms and another businesses," or suggests that PDL/the author is a "value, special situations, long-term horizon, small-cap" investor. Usually says Meyers is CEO of PDL Capital.

C - Discloses on the website's "About" page: "Welcome to Taxi Truths, a new blog from Isaac Howe. I've been in the taxi industry for more than 30 years in NYC, in many capacities. Taxi Truths is intended to provide readers with the truth about the taxi situation in America, primarily NYC."

D - Author describes himself as a "reporter," "journalist," "investigative journalist" or "policy and financial analyst."

E - Author suggests that he is a "[s]pecial situations, contrarian, event-driven, dividend growth investing" investor.

F - No disclosure

1 - Mentions Medallion Financial (the entity) or its ticker symbol explicitly.

2 - Discusses posts about MFC by short sellers and other critics, such as HVM Capital, James Hickman, Gordon Gossage and/or Jordan Wathen, or those individuals' backgrounds.

3 - Discusses flaws in Uber's or Lyft's business model or practices.

4 - Discusses taxi / rideshare industry generally.

5 - Mentions Murstein, the "medallion financial industry," "a specialty lender" known for medallion lending, "taxi lender" or similar phrase.

ID	Date	Article Title	Publication	Author	Categories A - F	Categories 1 - 5
1	01/05/2015	Taxi Medallion Financial Industry Grossly Undervalued: Uber Threat Vastly Overstatd	SeekingAlpha	Larry Meyers	A	1
2	01/11/2015	You Can't Go Long Uber by Shorting the Taxi Medallion Financial Industry	SeekingAlpha	Larry Meyers	A	1
3	01/12/2015	The Shady Short Sellers Attacking A Lender	BloggerNews	Clark Reilly	F	2
4	01/12/2015	Shady Short Sellers Scrub Social Media	BloggerNews	Clark Reilly	F	2
5	01/13/2015	James Hickman, Shady Short Seller Confesses to Financial Misdeeds	BloggerNews	Clark Reilly	F	2
6	01/15/2015	7 Questions for James Hickman, Shady Short Seller & Financial Felon	BloggerNews	Clark Reilly	D	2
7	01/16/2015	Lyft Paying for Shady Short Seller Report	BloggerNews	Clark Reilly	F	2
8	01/20/2015	Shady Short Seller James Hickman Tries to Silence BloggerNews	BloggerNews	Clark Reilly	D	1
9	01/21/2015	Taxi Truths 1/21/15: 95%+ NYC Taxi Occupancy	BloggerNews	Isaac Howe	C	1
10	01/22/2015	Shady Short Seller James Hickman Confesses to Misrepresnetation	BloggerNews	Clark Reilly	F	2
11	01/22/2015	Taxi Truths 1/22/15: “Only Suckers Are Rideshare Drivers”	BloggerNews	Clark Reilly	F	4
12	01/23/2015	Taxi Truths 1/23/15: No Taxi Medallion Defaults at Signature Bank	BloggerNews	Issac Howe	F	4
13	01/24/2015	Industry Vet: Rideshare Threat to Taxi Medallions Vastly Overstated	SeekingAlpha	Larry Meyers	A	1
14	01/26/2015	Taxi Medallions Are Safe Because Uber Will Implode	SeekingAlpha	Frederick Steier	A and E	1
15	01/28/2015	Taxi Truths 1/27/15: "A Debt is a Promise"	BloggerNews	Isaac Howe	F	4
16	01/28/2015	Taxi Truths 1/27/15: "My Garage is Empty"	BloggerNews	Isaac Howe	F	4
17	01/29/2015	Taxi Truths 1/29/15: “Homeless”	BloggerNews	Isaac Howe	F	3

Appendix A

To Amended Complaint filed April 26, 2022, in *SEC v. Medallion Financial Corp., et al.* , 21-cv-11125-LAK (SDNY)

ID	Date	Article Title	Publication	Author	Categories A - F	Categories 1 - 5
18	02/02/2015	Signature Bank: The Bank with a 245% Return	InvestorPlace	Lawrence Meyers	B	1
19	02/03/2015	Taxi Truths 2/2/15: "They all came back"	BloggerNews	Isaac Howe	F	4
20	02/03/2015	Has Shady Short Seller James Hickman Violated MA Law?	BloggerNews	Clark Reilly	F	2
21	02/06/2015	Taxi Truths 2/5/15: "Full Capacity"	BloggerNews	Isaac Howe	F	4
22	02/09/2015	NYC Data Proves Taxi Medallion Resilience; Rideshare Effect Negligible	SeekingAlpha	Larry Meyers	A and B	1
23	02/09/2015	Taxi Truths 2/9/15: NYC Taxi Data Shows No Rideshare Effects!	BloggerNews	Isaac Howe	F	4
24	02/16/2015	James Hickman, Shady Short Seller, Misdirects Again	BloggerNews	Clark Reilly	F	2
25	02/17/2015	"Blistering Accurate" Takedown of Shady Short Seller James Hickman	BloggerNews	Clark Reilly	F	2
26	02/17/2015	Taxi Truths 2/17/15: Taxi Lender's Record Earnings	BloggerNews	Isaac Howe	F	2
27	02/17/2015	Taxi Medallion Financial Industry Delivers Record Earnings with Zero Taxi Loan Losses	SeekingAlpha	Larry Meyers	A and B	1
28	02/27/2015	Shady Short Seller Gordon Gossage Caught Lying? Does He Work for Lyft?	BloggerNews	Clark Reilly	F	2
29	03/01/2015	Taxi Truths 3/1/15: Taxis Are Killing Lyft	BloggerNews	Isaac Howe	F	3
30	03/02/2015	Is Shady Short Seller Gordon Gossage an Anti-Semite?	BloggerNews	Isaac Howe	D	2
31	03/04/2015	Taxi Medallion Financial Industry Short-Sellers Continue Misdirection Campaign -- Ignore It	SeekingAlpha	Larry Meyers	A and B	1
32	03/09/2015	Insider Buys and The Pareto Rule Lift Taxi Medallions Over Rideshare	SeekingAlpha	Frederick Steier	A and E	1
33	03/10/2015	3 Naked Puts for Profit Between Earnings Reports	InvestorPlace	Lawrence Meyers	F	1
34	03/12/2015	Taxi Truths 3/11/15: Drivers Are Employees?	BloggerNews	Isaac Howe	F	3
35	03/13/2015	Medallion Finanical 10-K: Business As Usual	SeekingAlpha	Lawrence Meyers	A and B	1
36	03/22/2015	Death of the Taxi Industry is Greatly Exaggerated	Crain's	Lawrence Meyers	B	1
37	04/17/2015	Lyft Shill Gordon Gossage Admits: Drivers Barely Make Minimum Wage	BloggerNews	Clark Reilly	F	1
38	05/19/2015	Uber's Fate Is In The Hands of 12 People	Town Hall	Lawrence Meyers	F	3
39	06/04/2015	Jordan Wathen Proves the Greater Fool Theory	BloggerNews	Lawrence Meyers	F	2
40	06/10/2015	Taxi Truths 6/10/15: The Real Math Behind Taxi Loans	BloggerNews	Isaac Howe	C	2
41	06/10/2015	White Paper: Towards A Cost Estimate of A NYC UberX Driver	NYC Taxi News	Lawrence Meyers	F	3
42	06/11/2015	Fact-Checking the Taxi Medallion Market	SeekingAlpha	Frederick Steier	A and E	1
43	06/15/2015	White Paper Press Release on UberX Driver Expenses	PRNewsire	Lawrence Meyers	D	3
44	06/15/2015	Taxi Truths 6/15/15: UberX Drivers Lose 68% of Income	BloggerNews	Isaac Howe	C	3
45	06/15/2015	Driving UberX in NYC Is a Terrible Deal: Say Goodbye to 68% of income	BloggerNews	Lawrence Meyers	D	3
46	06/17/2015	Taxi Truths 6/17/15: Another Blow To Uber	BloggerNews	Isaac Howe	C	3
47	06/19/2015	Facts That Taxi Medallion Critics Won't Address	BloggerNews	Lawrence Meyers	F	2
48	06/23/2015	Uber Has Lost The Taxi Battle In NYC	SeekingAlpha	Larry Meyers	A and B	4
49	06/23/2015	Take Jordan Wathen to the Woodshed	BloggerNews	Lawrence Meyers	F	2
50	06/27/2015	More Lies from James Hickman	BloggerNews	Lawrence Meyers	F	2
51	06/29/2015	How The Taxi Medallion Financial Industry Short-Selling Scheme Was Hatched	BloggerNews	Clark Reilly	F	2
52	07/01/2015	Jordan Wathen: Glutton for Embarrassment	BloggerNews	Lawrence Meyers	F	2
53	07/01/2015	Hidden Risks of an Uber IPO	SeekingAlpha	Lawrence Meyers	A	3
54	07/02/2015	Uber's Death by a Thousand Cuts	Town Hall	Lawrence Meyers	F	3
55	07/02/2015	Taxi Truths 7/1/15: A Great Analysis	BloggerNews	Isaac Howe	C	1

Appendix A

To Amended Complaint filed April 26, 2022, in *SEC v. Medallion Financial Corp., et al.* , 21-cv-11125-LAK (SDNY)

ID	Date	Article Title	Publication	Author	Categories A - F	Categories 1 - 5
56	07/03/2015	The Uber Lawsuit Deluge	TaxiTruths	TaxiTruths	C	3
57	07/06/2015	Shady Short Seller Gordon Gossage Commits Libel	BloggerNews	Clark Reilly	F	2
58	07/09/2015	Big Taxi Defeats Uber in NYC	Daily Caller	Lawrence Meyers	F	3
59	07/11/2015	Taxi Truths 7/11/15:	BloggerNews	Isaac Howe	C	3
60	07/20/2015	Shady Short Seller Gordon Gossage Runs for (to) Cover	BloggerNews	Clark Reilly	F	2
61	07/22/2015	Has Uber Peaked in NYC?	TaxiTruths	TaxiTruths	C	3
62	08/04/2015	Microsoft-Uber: Easy Money for MSFT, Not For You	InvestorPlace	Lawrence Meyers	B	3
63	08/05/2015	Is Microsoft Nuts for Investing in Uber	Wyatt Research	Lawrence Meyers	F	3
64	08/05/2015	Medallion Financial Delivers Again: Will the Market Ever Learn?	SeekingAlpha	Frederick Steier	A and E	1
65	08/13/2015	Uber Drivers, Beware	LifeZette	Lawrence Meyers	F	3
66	08/14/2015	“Financial Felon” James Hickman’s Cover-Up!	BloggerNews	Clark Reilly	F	2
67	08/17/2015	Another Reason to Avoid the Uber IPO	InvestorPlace	Lawrence Meyers	B	3
68	08/18/2015	Once Again, NYC Data Shows Resilience of Taxi Medallions	SeekingAlpha	Larry Meyers	A	3
69	08/24/2015	Medallion Financial 10-Q: A Port in A Storm	SeekingAlpha	Frederick Steier	A or F*	1
70	08/25/2015	Cartoon Illustrates How Uber is Headed for Disaster	Press Release	Lawrence Meyers	F	3
71	08/25/2015	The Latent Racism of “Financial Felon” James Hickman	BloggerNews	Clark Reilly	F	2
72	09/09/2015	Has Uber Hit a Dead End in New York? Taxis Still Hog Midtown	TheStreet	Frederick Steier	F	3
73	09/11/2015	Uber Meets Taxis' Immovable Object; Market Equilibrium	The NY Observer	Lawrence Meyers	D	3
74	09/21/2015	Has “Financial Felon” James Hickman Been Fired?	BloggerNews	Clark Reilly	F	2
75	09/21/2015	Why The Motley Fool Should Fire Jordan Wathen	BloggerNews	Lawrence Meyers	F	2
76	09/22/2015	As Rivals Pair Up, Is the Expected Uber IPO in Trouble?	Wyatt Research	Lawrence Meyers	F	3
77	09/23/2015	Greater Fool Jordan Wathen Embarrasses Himself AGAIN!	BloggerNews	Lawrence Meyers	F	5
78	09/23/2015	There is No Way Uber Drivers Make More Than NYC Cabbies	InvestorPlace	Lawrence Meyers	B	3
79	09/25/2015	Uber's Future May Not Be As Rosy As You Think	TheStreet	Frederick Steier	F	3
80	09/28/2015	Aaron Elstein at Crain’s Has Some Explaining To Do	BloggerNews	Lawrence Meyers	F	3
81	10/23/2015	Positive Developments in the Taxi Medallion Financial Industry	SeekingAlpha	Frederick Steier	A and E	5
82	11/25/2015	Westlake Financial: Uber's Shady New Partner	The NY Observer	Lawrence Meyers	D	3
83	11/26/2015	More Proof That Uber Drivers Are Leaving for Taxis	TaxiTruths	TaxiTruths	C	3
84	12/04/2015	Uber Pushing Bad Rental Car Deals on Drivers	TaxiTruths	TaxiTruths	C	3
85	12/04/2015	Jordan Wathen: King of Taxi Medallion BizarroWorld	BloggerNews	Lawrence Meyers	F	2
86	12/05/2015	Open Letter to Motley Fool Editors Re: Jordan Wathen	BloggerNews	Lawrence Meyers	F	2
87	12/07/2015	Breaking: Motley Fool Writer Jordan Wathen Caught In Lie	BloggerNews	Lawrence Meyers	F	2
88	12/09/2015	UPDATE: Motley Fool Retracts Jordan Wathen Article	BloggerNews	Lawrence Meyers	F	2
89	12/10/2015	The One Chart That Should Worry Uber and Hurts the Taxi Medallion Short-Selling Thesis	TheStreet	Lawrence Meyers	F	1
90	12/11/2015	The Truth About the NYC Medallion Foreclosure Sale	TaxiTruths	TaxiTruths	C	2
91	12/12/2015	Not All Taxi Medallion Financial Lenders Are Created Equal	TaxiTruths	TaxiTruths	C	4
92	01/13/2016	Why Uber Faces a Rough Road Ahead	The NY Observer	Lawrence Meyers	D	3
93	01/27/2016	As Stated, Uber Class Action is Still A Big Deal	TaxiTruths	TaxiTruths	C	3

Appendix A

To Amended Complaint filed April 26, 2022, in *SEC v. Medallion Financial Corp., et al.* , 21-cv-11125-LAK (SDNY)

ID	Date	Article Title	Publication	Author	Categories A - F	Categories 1 - 5
94	01/28/2016	ConnectOne Bank Reports No Taxi Medallion Losses	TaxiTruths	TaxiTruths	C	4
95	02/12/2016	Uber: The Hits Just Keep On Coming	SeekingAlpha	Frederick Steier	A or F*	1
96	02/13/2016	Is Shady Short Seller Gordon Gossage Dying?	BloggerNews	Clark Reilly	F	2
97	02/21/2016	Did Uber Collect A "Safe Rider's Fee" for Kalamazoo Shooter?	TaxiTruths	TaxiTruths	C	3
98	04/07/2016	What? Uber Lied About Background Checks?	TaxiTruths	TaxiTruths	C	3
99	04/07/2016	State of the NYC Taxi Medallion Financial Sector	SeekingAlpha	Frederick Steier	A or F*	1
100	04/08/2016	Women Call Chariot, Kick Uber to the Curb	TaxiTruths	TaxiTruths	C	3
101	04/09/2016	Salon Slams Uber	TaxiTruths	TaxiTruths	C	3
102	04/11/2016	Medallion Financial: Understated Book Value with A Significant Near-Term Upside Catalyst As Shorts Rush to Cover	SeekingAlpha	Frederick Steier	A or F*	1
103	04/15/2016	Free Money to Drive For Uber! But Why?	TaxiTruths	TaxiTruths	C	3
104	05/05/2016	Has SeekingAlpha Been Bribed to Spike Pro-Taxi Stories?	BloggerNews	Clark Reilly	F	2
105	05/09/2016	Uber Leaves Austin Over - GASP - Regulations?	TaxiTruths	TaxiTruths	C	3
106	05/10/2016	Uber and Its Fig Leaf NYC "Guild"	TaxiTruths	TaxiTruths	C	3
107	05/16/2016	SeekingAlpha Refuses Comment on Anti-Taxi Bias	BloggerNews	Clark Reilly	F	2
108	05/18/2016	GOOGL Gets Into Ride-Hailing Despite Uber Investment	InvestorPlace	Lawrence Meyers	F	3
109	06/10/2016	Uber Drivers Run Screaming Back To Taxi Medallions	BloggerNews	Lawrence Meyers	F	3

** The copies of these articles currently available to the Plaintiff do not indicate any disclosure concerning Frederick Steier's profession or compensation. Plaintiff believes, however, that **all** articles on Seeking Alpha were required to have the Category A disclosure, and that for some reason the disclosure did not load and/or print when the specific copy available to it was saved.*

Appendix B

To Amended Complaint filed April 26, 2022, in *SEC v. Medallion Financial Corp., et al.* , 21-cv-11125-LAK (SDNY)

The chart below lists each Seeking Alpha article related to Medallion Financial on which Larry Meyers or Frederick Steier, a Meyers alias, commented while Meyers was being paid to write about Defendant Medallion Financial Corp. For each article, the columns on the right indicate the number of comments on the specified article. Articles with no ID letter were authored by Meyers/Steier and are identified by number in Appendix A.

ID	Article Date	Article Title	Article Author	"Steier"	Meyers	Total
A	12/18/2014	The Downside For Medallion Financial Only Just Beginning	James Hickman		31	31
	01/05/2015	Taxi Medallion Financial Industry Grossly Undervalued: Uber Threat Vastly Overstated	Larry Meyers		19	19
B	01/09/2015	Taxi Medallions Face Obsolescence	James Hickman		20	20
	01/11/2015	You Can't Go Long Uber By Shorting The Taxi Medallion Financial Industry	Larry Meyers		98	98
C	01/15/2015	Medallion Financial Corporation Has Far More Than '28%' Exposure To Medallion Prices	James Hickman		58	58
	01/24/2015	Industry Vet: Rideshare Threat To Taxi Medallions 'Vastly Overstated'	Larry Meyers		41	41
	01/26/2015	Taxi Medallions Are Safe Because Uber Will Implode	Frederick Steier	55	52	107
D	02/05/2015	Medallion Financial Corp. Loses Its Largest Institutional Investor	James Hickman	5	108	113
	02/09/2015	NYC Data Proves Taxi Medallion Resilience; Rideshare Effect Negligible	Larry Meyers		29	29
	02/17/2015	Taxi Medallion Financial Industry Delivers Record Earnings With Zero Taxi Loan Losses	Larry Meyers		11	11
E	02/23/2015	Medallion Financial Q4 EPS Weaker Than Headlines, Current Market Trends Not Discussed	James Hickman		26	26
F	02/24/2015	Medallion Financial's Recovery No Surprise, A Sign Of Positive Long-Term Prospects	Alan Goodman		64	64
	03/04/2015	Taxi Medallion Financial Industry Short-Sellers Continue Misdirection Campaign - Ignore It	Larry Meyers		24	24
	03/09/2015	Insider Buys And The Pareto Rule Lift Taxi Medallions Over Rideshare	Frederick Steier		27	27
	03/13/2015	Medallion Financial 10-K: Business As Usual	Larry Meyers		10	10
G	03/19/2015	News That Citibank Is Foreclosing On 90 Taxi Medallions; TLC On Record TNCs Are Welcome	James Hickman	3	39	42
H	04/13/2015	For Medallion Financial, The Future Is Arriving	Paulo Santos		81	81
I	06/04/2015	Medallion Financial & Credit Unions Behind Above-Market Chicago Taxi Medallion Sales	James Hickman	4		4
	06/11/2015	Fact-Checking The Taxi Medallion Market	Frederick Steier	27		27
J	08/03/2015	Medallion Financial To Report Today - What Should Be Disclosed	James Hickman	1		1
	08/05/2015	Medallion Financial Delivers Again. Will The Market Ever Learn?	Frederick Steier	1		1
K	08/06/2015	Lack Of Disclosure And Commentary Again Biggest Takeaways From Medallion Financial's Earnings	James Hickman	3		3
L	08/12/2015	Medallion Financial 10-Q: Asset Valuation Keys Q2 Earnings	James Hickman	3	2	5
	08/18/2015	Once Again, NYC Data Shows Resilience Of Taxi Medallions	Larry Meyers	2	18	20
	08/24/2015	Medallion Financial's 10-Q: A Port In A Storm	Frederick Steier	5	5	10
M	08/28/2015	Lenders Provide 100% Financing On Inflated Chicago Medallion Prices	James Hickman	15	11	26
	10/23/2015	Positive Developments In The Taxi Medallion Financial Industry	Frederick Steier	4		4
N	10/27/2015	The Impact On Medallion Financial Of Uber Driver Pay	Gordon Gossage	7		7
O	01/04/2016	Challenges Mounting For Medallion Financial Entering 2016	James Hickman	2		2
	02/12/2016	Uber: The Hits Just Keep On Coming	Frederick Steier	10		10
	04/07/2016	State Of The NYC Taxi Medallion Financial Sector	Frederick Steier	9		9
P	04/08/2016	Medallion Financial: Overstated Book Value With A Significant Near-Term Downside Catalyst Starting With Chicago In 1Q'16	ValueSquared	7		7
	04/11/2016	Medallion Financial: Understated Book Value With A Significant Near-Term Upside Catalyst As Shorts Rush To Cover	Frederick Steier	26		26
		Grand Total		**189**	**774**	**963**

Apr 12, 2024 3:28 PM Eastern Daylight Time

ZimCal Asset Management, LLC and Its Affiliates Nominate Two Highly Qualified, Independent Candidates to the Board of Medallion Financial Corp.

- Medallion Financial Corp. stock price is down 40% over the last 10 years.
- ZimCal seeks changes in leadership and governance and believes the current Board lacks independence and has rewarded management at the expense of stockholders.
- ZimCal sees heightened near-term risk factors given Medallion's material subprime exposure, worsening charge-offs and poor history of loss mitigation.
- ZimCal sees tremendous growth and long-term profit potential for the Company with the right governance, management and business strategy in place.
- ZimCal launches campaign website www.restoretheshine.com.

MINNEAPOLIS--(BUSINESS WIRE)--ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN") with over $15.5 million in debt and equity investment exposure, filed a preliminary proxy statement with the Securities and Exchange Commission ("SEC") in connection with its nomination of two independent Board candidates for election to the Company's Board of Directors (the "Board") at the 2024 Annual Meeting of Stockholders.

ZimCal's nominees have a combined 40 years of financial experience in areas including banking, consumer lending, securitization, credit analysis and capital markets. Their experience directly overlaps with, and will enhance, the Company's core business. The nominees bring a fresh perspective, are unafraid to challenge the status quo and will work tirelessly to help create shareholder value.

ZimCal will issue ongoing press releases with updates and details on its plan to "Restore the Shine" to Medallion Financial Corp. All releases will also be at www.restoretheshine.com.

Visit https://restoretheshine.com/home#Nominees to learn about our nominees.

Visit www.restoretheshine.com to view important details and updates, and to sign-up.

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.

ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Solicitation Information

This press release is not a solicitation of a proxy from any security holder of Medallion Financial Corp. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card when they become available, because they will contain important information about the ZimCal nominees and related matters.** Shareholders may obtain a free copy of the definitive proxy statement and WHITE proxy card (when available) and other documents filed by ZimCal on the web site of the Securities and Exchange Commission (SEC) at www.sec.gov. Shareholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (shareholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise is contained in ZimCal's preliminary proxy statement filed with the SEC on April 10, 2024.

Contacts

nicole@nh-consult.com

Industry: Banking Asset Management Professional Services Finance

ZIMCAL ASSET MANAGEMENT, LLC

NASDAQ:MFIN

RELEASE VERSIONS

English

CONTACTS

nicole@nh-consult.com

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ZimCal Urges All Medallion Stockholders to Vote for Its Board Candidates Before the June 11th, 2024 Shareholder Meeting

MINNEAPOLIS--(BUSINESS WIRE)--ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") issue a final and persuasive summary outlining the need for change at Medallion Financial Corp. ("MFIN"). ZimCal believes the upside potential for MFIN is tremendous if it can implement common-sense changes. ZimCal asks ALL stockholders to vo...

ZimCal Responds to False Allegations From Medallion and Publishes Rebuttal

MINNEAPOLIS--(BUSINESS WIRE)--The following is a statement from ZimCal. ZIMCAL PUBLISHES REBUTTAL DECK SHOWING UNTRUTHS AND INACCURACIES IN MEDALLION'S RECENT INVESTOR DECK. ZIMCAL PUBLISHES ORIGINAL UNEDITED EMAILS TO MEDALLION FINANCIAL CORP. CLEARLY SHOWING ZIMCAL'S ATTEMPTS TO WORK TO IMPROVE MEDALLION AND ITS DESIRE TO REMAIN INVESTED. All...

Excessive Pay at Medallion Financial Concerning for ZimCal

MINNEAPOLIS--(BUSINESS WIRE)--ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") is one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN"), has over $15.58 million in debt and equity investment exposure and has been invested in MFIN for over 3 years. ZimCal is currently in a proxy contest to replace two...

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May 24, 2024 6:26 PM Eastern Daylight Time

ZimCal Responds to False Allegations From Medallion and Publishes Rebuttal

- Medallion Financial remains under an SEC investigation for fraud and touting.
- The SEC alleges that MFIN's President, Andrew Murstein, lied on multiple occasions.
- MFIN has little credibility and yet it continues to make false accusations.
- To show the extent of MFIN's false allegations, ZimCal has published FULL emails to and from MFIN to allow stockholders to decide for themselves.

https://www.restoretheshine.com/materials/zimcal-mfin-emails

MINNEAPOLIS--(BUSINESS WIRE)--The following is a statement from ZimCal.

ZIMCAL PUBLISHES **REBUTTAL DECK** SHOWING UNTRUTHS AND INACCURACIES IN MEDALLION'S RECENT INVESTOR DECK.

ZIMCAL PUBLISHES **ORIGINAL UNEDITED EMAILS** TO MEDALLION FINANCIAL CORP. CLEARLY SHOWING ZIMCAL'S ATTEMPTS TO WORK TO IMPROVE MEDALLION AND ITS DESIRE TO REMAIN INVESTED.

All materials are posted at **https://www.restoretheshine.com/materials/zimcal-mfin-emails**

Medallion Financial Corp. (the "Company" or "MFIN") has made several damaging false and defamatory accusations about the events that led to the proxy contest with ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal").

ZimCal sent MFIN a Cease and Desist letter on May 15, 2024. **Given that MFIN and its President are under an SEC investigation for violations of securities laws** including fraud and touting and the SEC alleges that MFIN's President, Andrew Murstein lied on several occasions, including to his auditors, **ZimCal has very little faith in MFIN's ability to consistently tell the truth**. ZimCal believes that MFIN will do whatever it can to maintain the status quo, which has enriched management at the expense of stockholders.

MFIN has accused ZimCal of not looking out for stockholder and stakeholder interests and engaging in a "greenmail" attempt to benefit ZimCal over stockholders. **ZimCal has published the emails it sent to MFIN that show its concerns and objectives** when it engaged with MFIN and believes that the evidence speaks for itself. ZimCal repeatedly stressed that it sought improvements in governance, leadership, and business strategy and when MFIN refused to commit to any changes, only then did ZimCal prepare for a proxy contest. **Any requests for payoffs were initiated by MFIN,** presumably to rid itself of ZimCal and its insistence on improved governance, and the email record reflects this. **ZimCal repeatedly noted that its preferred outcome would be to remain invested** in an improved MFIN and was **open to any variation of the options** it presented the Company. ZimCal **demanded nothing except** better governance, better leadership and a more valuable MFIN as the emails clearly show.

ZimCal is one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN"), has over $15.72 million in debt and equity investment exposure and has been invested in MFIN for over 3 years. ZimCal has increased its stockholdings to 90,010 shares. ZimCal is currently in a proxy contest to replace two Directors on MFIN's Board of Directors (the "Board") with two more highly qualified individuals. Our common stock and debt are the only investments we have in MFIN and we do not own any other MFIN-related securities (e.g. call/put options). We believe we will prevail in this proxy contest; we believe that stockholders want change and that our nominees are the first step in that direction. ZimCal **ONLY benefits through an increase in the value of MFIN** and if MFIN can implement the changes ZimCal is recommending, ZimCal believes that the upside potential for the Company is tremendous.

Visit www.restoretheshine.com/nominees to learn about our highly qualified nominees.

Vote for our two exceptional candidates by voting online or via mail using the WHITE proxy card. Even if you have already voted, you can still vote for our candidates and only your most recent vote will count. Full instructions can be found at www.restoretheshine.com/vote.

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities with a specialization in bank investing.

See www.restoretheshine.com/#About for more details.

Solicitation Information

Stockholders are urged to read ZimCal's definitive proxy statement and WHITE proxy card because they contain important information about the ZimCal nominees and related matters. Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal on the web site of the Securities and Exchange Commission (SEC) at www.sec.gov or may access the SEC website through

ZIMCAL ASSET MANAGEMENT, LLC

NASDAQ:MFIN

RELEASE VERSIONS

English

CONTACTS

nicole@nh-consult.com

site of the Securities and Exchange Commission (SEC) at www.sec.gov or may access the SEC website through www.restoretheshine.com. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise is contained in ZimCal's definitive proxy statement filed with the SEC on April 26, 2024.

Contacts

nicole@nh-consult.com

Industry: Banking Asset Management Professional Services Finance

More News From ZimCal Asset Management, LLC

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ZimCal Urges All Medallion Stockholders to Vote for Its Board Candidates Before the June 11th, 2024 Shareholder Meeting

MINNEAPOLIS--(BUSINESS WIRE)--ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") issue a final and persuasive summary outlining the need for change at Medallion Financial Corp. ("MFIN"). ZimCal believes the upside potential for MFIN is tremendous if it can implement common-sense changes. ZimCal asks ALL stockholders to vo...

Excessive Pay at Medallion Financial Concerning for ZimCal

MINNEAPOLIS--(BUSINESS WIRE)--ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") is one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN"), has over $15.58 million in debt and equity investment exposure and has been invested in MFIN for over 3 years. ZimCal is currently in a proxy contest to replace two...

ZimCal Responds to Personal Attacks by Medallion Financial Corp.

MINNEAPOLIS--(BUSINESS WIRE)--ZimCal Asset Management, LLC and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") were recently the target of untruthful attacks by Medallion Financial Corp. ("Medallion"). In a transparent attempt to gain an unfair advantage in the proxy contest and harm ZimCal, Medallion included false and defamatory statements in its...

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UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, -against- MEDALLION FINANCIAL CORP., ANDREW MURSTEIN, LAWRENCE MEYERS, and ICHABOD'S CRANIUM, INC., Defendants.	21-CV-11125-LAK

FINAL JUDGMENT AS TO DEFENDANTS MEDALLION FINANCIAL CORP. AND ANDREW MURSTEIN

The Securities and Exchange Commission ("SEC") having filed an Amended Complaint and Defendants Medallion Financial Corp. ("Medallion") and Andrew Murstein ("Murstein") (together, "Defendants") having entered general appearances; consented to the Court's jurisdiction over Defendants and the subject matter of this action; consented to entry of this Final Judgment without admitting or denying the allegations of the Amended Complaint (except as to jurisdiction and except as otherwise provided herein in paragraph XI); waived findings of fact and conclusions of law; and waived any right to appeal from this Final Judgment:

I.

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Defendants are permanently restrained and enjoined from violating, directly or indirectly, Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5], by using any means or instrumentality of

interstate commerce, or of the mails, or of any facility of any national securities exchange, in connection with the purchase or sale of any security:

(a) to employ any device, scheme, or artifice to defraud;

(b) to make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; or

(c) to engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Final Judgment by personal service or otherwise: (a) Defendants' officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendants or with anyone described in (a).

II.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendants are permanently restrained and enjoined from violating Section 17(a)(1), (3) of the Securities Act of 1933 (the "Securities Act") [15 U.S.C. § 77q(a)] in the offer or sale of any security by the use of any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly:

(a) to employ any device, scheme, or artifice to defraud;

(b) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Final Judgment by personal service or otherwise: (a) Defendant's officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

III.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendants are permanently restrained and enjoined from violating Section 17(b) of the Securities Act [15 U.S.C. § 77q(a)] by using any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly, to publish, give publicity to, or circulate any notice, circular, advertisement, newspaper, article, letter, investment service, or communication which, though not purporting to offer a security for sale, describes such security for a consideration received or to be received, directly or indirectly, from an issuer, underwriter, or dealer, without fully disclosing the receipt, whether past or prospective, of such consideration and the amount thereof.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Final Judgment by personal service or otherwise: (a) Defendants' officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendants or with anyone described in (a).

IV.

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Defendant Medallion is permanently restrained and enjoined from violating, directly or indirectly, Sections 13(a),

13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13], by:

(a) failing to make and keep books, records, and accounts that in reasonable detail accurately and fairly reflect its transactions and disposition of assets;

(b) failing to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed in accordance with Defendant Medallion's management's general or specific authorization; transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; or

(c) failing to file with the SEC such financial reports as the SEC has prescribed, and/or failing to include, in addition to the information expressly required to be stated in such reports, such further material information as is necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading,

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Final Judgment by personal service or otherwise: (a) Defendant Medallion's officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant Medallion or with anyone described in (a).

V.

IT IS HEREBY FURTHER ORDERED, ADJUDGED, AND DECREED that Defendant Murtstein is permanently restrained and enjoined from aiding and abetting any violation of Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13] by knowingly or recklessly providing substantial assistance to an issuer that:

(a) fails to make and keep books, records, and accounts that in reasonable detail accurately and fairly reflect its transactions and disposition of assets;

(b) fails to devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are executed in accordance with its management's general or specific authorization; transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and/or maintains accountability for assets; or

(c) fails to file with the Commission such financial reports as the Commission has prescribed, and/or fails to include, in addition to the information expressly required to be stated in such reports, such further material information as is necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading,

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Final Judgment by personal service or otherwise: (a) Defendant Mutstein's officers, agents, servants, employees, and attorneys; and (b) other persons in active

concert or participation with Defendant or with anyone described in (a).

VI.

IT IS HEREBY ORDERED, ADJUDGED, AND DECREED that Defendant Murstein is permanently restrained and enjoined from violating, directly or indirectly, Rule 13b2-2 under the Exchange Act [17 C.FR. §§ 240.13b2-2] by

(a) making or causing to be made materially false or misleading statements to an accountant; or

(b) omitting to state, or causing another person to omit to state, material facts necessary in order to make statements made, in light of the circumstances under which such statements were made, not misleading, to an accountant in connection with (1) an audit, review, or examination of financial statements required by the Exchange Act or rules thereunder, or (2) the preparation of filing of a document or report required to be filed with the Commission.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, as provided in Federal Rule of Civil Procedure 65(d)(2), the foregoing paragraph also binds the following who receive actual notice of this Final Judgment by personal service or otherwise: (a) Defendant Mutstein's officers, agents, servants, employees, and attorneys; and (b) other persons in active concert or participation with Defendant or with anyone described in (a).

VII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that:

(a) Defendant Medallion shall pay a civil penalty in the amount of $3,000,000; and

(b) Defendant Murstein shall pay a civil penalty in the amount of $1,000,000,

to the Securities and Exchange Commission pursuant to Section 21(d)(3) of the Exchange Act

[15 U.S.C. § 78u(d)(3)] and Section 20(d) of the Securities Act [15 U.S.C. § 77t(d)].

Defendant Medallion shall make its payment within 30 days after entry of this Final Judgment. Defendant Murstein shall make his payment pursuant to the terms of the payment schedule set forth in paragraph VIII below.

Defendants may transmit payment electronically to the SEC, which will provide detailed ACH transfer/Fedwire instructions upon request. Payment may also be made directly from a bank account via Pay.gov through the SEC website at http://www.sec.gov/about/offices/ofm.htm. Defendants may also pay by certified check, bank cashier's check, or United States postal money order payable to the Securities and Exchange Commission, which shall be delivered or mailed to

Enterprise Services Center
Accounts Receivable Branch
6500 South MacArthur Boulevard
Oklahoma City, OK 73169

and shall be accompanied by a letter identifying the case title, civil action number, and name of this Court; Medallion as a defendant in this action; and specifying that payment is made pursuant to this Final Judgment.

Defendants shall simultaneously transmit photocopies of evidence of payment and case identifying information to the SEC's counsel in this action. By making this payment, Defendants relinquish all legal and equitable right, title, and interest in such funds and no part of the funds shall be returned to Medallion or Murstein. The SEC shall send the funds paid pursuant to this Final Judgment to the United States Treasury.

The SEC may enforce the Court's judgment for penalties by the use of all collection procedures authorized by law, including the Federal Debt Collection Procedures Act, 28 U.S.C. § 3001 *et seq.,* and moving for civil contempt for the violation of any Court orders issued in this action. Defendants shall pay post-judgment interest on any amounts due after 30 days of the

entry of this Final Judgment pursuant to 28 U.S.C. § 1961.

VIII.

Defendant Murstein shall pay the total penalty due of $1,000,000 in four installments to the Commission according to the following schedule: (1) $250,000, within 30 days of entry of this Final Judgment; (2) $250,000, within 90 days of entry of this Final Judgment; (3) $250,000, within 180 days of entry of this Final Judgment; and (4) $250,000, within 360 days of entry of this Final Judgment. Payments shall be deemed made on the date they are received by the Commission and shall be applied first to post judgment interest, which accrues pursuant to 28 U.S.C. § 1961 on any unpaid amounts due after 30 days of the entry of Final Judgment. Prior to making the final payment set forth herein, Murstein shall contact the staff of the Commission for the amount due for the final payment.

If Murstein fails to make any payment by the date agreed and/or in the amount agreed according to the schedule set forth above, all outstanding payments under this Final Judgment, including post-judgment interest, minus any payments made, shall become due and payable immediately at the discretion of the staff of the Commission without further application to the Court.

IX.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that the Consent is incorporated herein with the same force and effect as if fully set forth herein.

X.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that Medallion shall undertake the following:

(a) Undertaking to Retain an Independent Compliance Consultant:

i. Medallion shall retain, within 45 days of entry of Judgment in this matter, the services of an Independent Compliance Consultant ("Independent Consultant") not unacceptable to the staff of the SEC and provide a copy of the Amended Complaint and the Consent and Final Judgment to the Independent Consultant. Not later than 15 days following the date of the Independent Consultant's engagement, Medallion shall provide the SEC staff with a copy of its engagement letter with the Independent Consultant, describing the Independent Consultant's responsibilities, which shall be consistent with the terms of the undertakings set forth herein. The Independent Consultant's compensation and expenses shall be borne exclusively by Medallion.

ii. The Independent Consultant shall be retained to conduct a review and evaluation of the sufficiency of Medallion's policies, procedures, internal controls, processes, and systems in relation to compliance with applicable federal securities law requirements concerning (a) internal accounting controls in relation to Medallion's valuation of balance sheet assets; and (b) investor communications (excluding documents required to be filed with the Commission pursuant to Exchange Act Section 13(a) and rules thereunder), including but not limited to unlawful touting and communications via social media and other electronic platforms. This review and evaluation shall also encompass Medallion's document retention policies and procedures in relation to their sufficiency to provide reasonable assurance that Medallion is able to effectively implement and perform relevant procedures.

iii. The review and evaluation described in paragraph 4(a)(ii) shall encompass Medallion's training policies and procedures, evaluating whether such training is sufficient to provide reasonable assurance that relevant Medallion employees understand the policies and procedures identified in paragraph 4(a)(ii)(a) and 4(a)(ii)(b).

iv. Medallion shall fully cooperate with the Independent Consultant's reasonable requests for information concerning the scope of its work.

v. Medallion shall require that, at the end of the Independent Consultant's review, which in no event shall be more than 90 days following its retention, the Independent Consultant shall submit a written report to Medallion and the SEC Staff that shall include a description of the review performed and any recommendations for changes or improvements in Medallion's policies and procedures. To the extent Medallion finds any of the Independent Consultant's recommendations inadequate, unduly burdensome or otherwise objectionable, Medallion may meet and confer with the Independent Consultant, which may revise its report and recommendations as it deems appropriate. In the event Medallion and the Independent Consultant are unable to resolve any disagreement regarding any recommendation of the Independent Consultant, Medallion shall apply to the Court for relief from the obligation to implement the recommendations of the Independent Consultant.

vi. Within 60 days of the issuance of the Independent Consultant's written report, Medallion shall certify to the SEC Staff that it has complied with the

Independent Consultant's recommendations or, to the extent that it has not done so, explain the basis for its departure from the Independent Consultant's recommendations.

vii. Medallion's retention of the Independent Consultant shall provide that on the one-year anniversary of the issuance of the Independent Consultant's report, the Independent Consultant shall conduct a follow-on review of Medallion's adherence to the Independent Consultant's recommendations.

viii. Medallion shall require that, at the end of the Independent Consultant's one-year follow-on review, which in no event shall be more than 45 days following commencement of the follow-on review, the Independent Consultant shall submit a final written report to Medallion and the SEC Staff describing the review performed and assessing Medallion's adherence to the Independent Consultant's previous recommendations.

ix. To ensure the independence of the Independent Consultant, Medallion: (1) shall not have the authority to terminate the Independent Consultant or substitute another independent consultant for the initial Independent Consultant without prior written approval of the SEC staff; and (2) shall compensate the Independent Consultant and persons engaged to assist the Independent Consultant for services rendered pursuant to this Order at their reasonable and customary rates.

x. For the period of engagement and for a period of two (2) years from the completion of the engagement, Medallion shall not: (1) retain the Independent Consultant for any other professional services outside of the services

described in Section IX of the Final Judgment; (2) enter into any other professional relationship with the Independent Consultant, including any employment, consultant, attorney-client, auditing or other professional relationship or; (2) enter into, without prior written consent of the SEC staff, any such professional relationship with any of the Independent Consultant's present or former affiliates, directors, officers, partners, employees, or agents acting in their capacity as such.

(b) Undertaking to Appoint a Chief Compliance Officer:

i. Within three months of entry of the Final Judgment, Medallion will create a new Chief Compliance Officer ("CCO") role that will report to the General Counsel. The CCO will have suitable regulatory and compliance experience and will have a dotted reporting line directly to the Chair of the Audit Committee.

ii. The CCO will report quarterly to the Audit Committee on any significant compliance issues arising during the quarter.

iii. The CCO may be removed only with the approval of the Audit Committee.

XI.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that, solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. § 523, the allegations in the complaint are true and admitted by Murstein, and further, any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Murstein under this Final Judgment or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by Murstein of the federal

securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. § 523(a)(19).

XII.

IT IS FURTHER ORDERED, ADJUDGED, AND DECREED that this Court shall retain jurisdiction of this matter for the purposes of enforcing the terms of this Final Judgment.

XIII.

There being no just reason for delay, pursuant to Rule 54(b) of the Federal Rules of Civil Procedure, the Clerk is ordered to enter this Final Judgment forthwith and without further notice.

Dated: May 30, 2025

Lewis A. Kaplan
UNITED STATES DISTRICT JUDGE

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, -against- MEDALLION FINANCIAL CORP., ANDREW MURSTEIN, LAWRENCE MEYERS, and ICHABOD'S CRANIUM, INC., Defendants.	21-CV-11125-LAK

CONSENT OF DEFENDANTS MEDALLION FINANCIAL CORP. AND ANDREW MURSTEIN

1. Defendants Medallion Financial Corp. ("Medallion") and Andrew Murstein ("Murstein") (together, "Defendants") acknowledge having been served with the Amended Complaint in this action, acknowledge having entered general appearances, and admit the Court's jurisdiction over Defendants and over the subject matter of this action.

2. Without admitting or denying the allegations of the Amended Complaint (except as provided herein in paragraph 12(iv) and except as to personal and subject matter jurisdiction, which Defendants admit), Defendants hereby consent to the entry of the final Judgment in the form attached hereto (the "Final Judgment") and incorporated by reference herein, which, among other things:

   (a) permanently restrains and enjoins Defendants from violating Sections 17(a)(1), (3) and 17(b) of the Securities Act of 1933 ("Securities Act") [15 U.S.C. § 77q(a)] and Section 10(b) of the Securities Exchange Act of 1934

("Exchange Act") [15 U.S.C. § 78j(b)] and Rule 10b-5 promulgated thereunder [17 C.F.R. § 240.10b-5], as set forth in the Final Judgment;

(b) permanently restrains and enjoins Defendant Medallion from violating Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13];

(c) permanently restrains and enjoins Defendant Murstein from aiding and abetting violations of Sections 13(a), 13(b)(2)(A) and (B) of the Exchange Act [15 U.S.C. § 78m(a), (b)(2)(A) and (B)] and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder [17 C.FR. §§ 240.12b-20, 13a-1, 13a-11 and 13a-13];

(d) permanently restrains and enjoins Murstein from violating Rule 13b2-2 of the Exchange Act [17 C.F.R. § 240.13b2-2];

(e) orders Defendant Medallion to pay a civil penalty in the amount of $3,000,000, and Defendant Murstein to pay a civil penalty in the amount of $1,000,000, under Section 21(d)(3) of the Exchange Act [15 U.S.C. § 78u(d)(3)] and Section 20(d) of the Securities Act [15 U.S.C. § 77t(d)]; and

(f) orders Defendant Medallion to make certain undertakings, as set forth in the Final Judgment.

3. Defendants agree that they shall not seek or accept, directly or indirectly, reimbursement or indemnification from any source, including but not limited to payment made pursuant to any insurance policy, with regard to any civil penalty amounts that Defendants pay

pursuant to the Final Judgment, regardless of whether such penalty amounts or any part thereof are added to a distribution fund or otherwise used for the benefit of investors. Defendants further agree that they shall not claim, assert, or apply for a tax deduction or tax credit with regard to any federal, state, or local tax for any penalty amounts that Defendants pay pursuant to the Final Judgment, regardless of whether such penalty amounts or any part thereof are added to a distribution fund or otherwise used for the benefit of investors.

4. Medallion shall comply with the undertakings in Section X of the Final Judgment, set forth below:

(a) Undertaking to Retain an Independent Compliance Consultant:

i. Medallion shall retain, within 45 days of entry of Judgment in this matter, the services of an Independent Compliance Consultant ("Independent Consultant") not unacceptable to the staff of the SEC and provide a copy of the Amended Complaint and the Consent and Final Judgment to the Independent Consultant. Not later than 15 days following the date of the Independent Consultant's engagement, Medallion shall provide the SEC staff with a copy of its engagement letter with the Independent Consultant, describing the Independent Consultant's responsibilities, which shall be consistent with the terms of the undertakings set forth herein. The Independent Consultant's compensation and expenses shall be borne exclusively by Medallion.

ii. The Independent Consultant shall be retained to conduct a review and evaluation of the sufficiency of Medallion's policies, procedures, internal controls, processes, and systems in relation to compliance with applicable

federal securities law requirements concerning (a) internal accounting controls in relation to Medallion's valuation of balance sheet assets; and (b) investor communications (excluding documents required to be filed with the Commission pursuant to Exchange Act Section 13(a) and rules thereunder), including but not limited to unlawful touting and communications via social media and other electronic platforms. This review and evaluation shall also encompass Medallion's document retention policies and procedures in relation to their sufficiency to provide reasonable assurance that Medallion is able to effectively implement and perform relevant procedures.

iii. The review and evaluation described in paragraph 4(a)(ii) shall encompass Medallion's training policies and procedures, evaluating whether such training is sufficient to provide reasonable assurance that relevant Medallion employees understand the policies and procedures identified in paragraph 4(a)(ii)(a) and 4(a)(ii)(b).

iv. Medallion shall fully cooperate with the Independent Consultant's reasonable requests for information concerning the scope of its work.

v. Medallion shall require that, at the end of the Independent Consultant's review, which in no event shall be more than 90 days following its retention, the Independent Consultant shall submit a written report to Medallion and the SEC Staff that shall include a description of the review performed and any recommendations for changes or improvements in Medallion's policies and procedures. To the extent Medallion finds any of the Independent Consultant's recommendations inadequate, unduly burdensome or otherwise

objectionable, Medallion may meet and confer with the Independent Consultant, which may revise its report and recommendations as it deems appropriate. In the event Medallion and the Independent Consultant are unable to resolve any disagreement regarding any recommendation of the Independent Consultant, Medallion shall apply to the Court for relief from the obligation to implement the recommendations of the Independent Consultant.

vi. Within 60 days of the issuance of the Independent Consultant's written report, Medallion shall certify to the SEC Staff that it has complied with the Independent Consultant's recommendations or, to the extent that it has not done so, explain the basis for its departure from the Independent Consultant's recommendations.

vii. Medallion's retention of the Independent Consultant shall provide that on the one-year anniversary of the issuance of the Independent Consultant's report, the Independent Consultant shall conduct a follow-on review of Medallion's adherence to the Independent Consultant's recommendations.

viii. Medallion shall require that, at the end of the Independent Consultant's one-year follow-on review, which in no event shall be more than 45 days following commencement of the follow-on review, the Independent Consultant shall submit a final written report to Medallion and the SEC Staff describing the review performed and assessing Medallion's adherence to the Independent Consultant's previous recommendations.

ix. To ensure the independence of the Independent Consultant, Medallion: (1) shall not have the authority to terminate the Independent Consultant or

substitute another independent consultant for the initial Independent Consultant without prior written approval of the SEC staff; and (2) shall compensate the Independent Consultant and persons engaged to assist the Independent Consultant for services rendered pursuant to this Order at their reasonable and customary rates.

x. For the period of engagement and for a period of two (2) years from the completion of the engagement, Medallion shall not: (1) retain the Independent Consultant for any other professional services outside of the services described in Section IX of the Final Judgment; (2) enter into any other professional relationship with the Independent Consultant, including any employment, consultant, attorney-client, auditing or other professional relationship or; (2) enter into, without prior written consent of the SEC staff, any such professional relationship with any of the Independent Consultant's present or former affiliates, directors, officers, partners, employees, or agents acting in their capacity as such.

(b) Undertaking to Appoint a Chief Compliance Officer:

i. Within three months of entry of the Final Judgment, Medallion will create a new Chief Compliance Officer ("CCO") role that will report to the General Counsel. The CCO will have suitable regulatory and compliance experience and will have a dotted reporting line directly to the Chair of the Audit Committee.

ii. The CCO will report quarterly to the Audit Committee on any significant compliance issues arising during the quarter.

iii. The CCO may be removed only with the approval of the Audit Committee.

5. Defendants waive the entry of findings of fact and conclusions of law pursuant to Rule 52 of the Federal Rules of Civil Procedure.

6. Defendants waive the right, if any, to a jury trial and to appeal from the entry of the Final Judgment.

7. Defendants enter into this Consent voluntarily and represent that no threats, offers, promises, or inducements of any kind have been made by the Securities and Exchange Commission ("SEC") or any member, officer, employee, agent, or representative of the SEC to induce Defendants to enter into this Consent.

8. Defendants agree that this Consent shall be incorporated into the Final Judgment with the same force and effect as if fully set forth therein.

9. Defendants will not oppose the enforcement of the Final Judgment on the ground, if any exists, that it fails to comply with Rule 65(d) of the Federal Rules of Civil Procedure, and hereby waive any objection based thereon.

10. Defendants waive service of the Final Judgment and agree that entry of the Final Judgment by the Court and filing with the Clerk of the Court will constitute notice to Defendants of its terms and conditions. Defendants further agree to provide counsel for the SEC, within thirty days after the Final Judgment is filed with the Clerk of the Court, with an affidavit or declaration stating that Defendants have received and read a copy of the Final Judgment.

11. Consistent with 17 C.F.R. § 202.5(f), this Consent resolves only the claims asserted against Defendants in this civil proceeding. Defendants acknowledge that no promise or representation has been made by the SEC or any member, officer, employee, agent, or representative of the SEC with regard to any criminal liability that may have arisen or may arise

from the facts underlying this action or immunity from any such criminal liability. Defendants waive any claim of Double Jeopardy based upon the settlement of this proceeding, including the imposition of any remedy or civil penalty herein. Defendants further acknowledge that the Court's entry of a permanent injunction may have collateral consequences under federal or state law and the rules and regulations of self-regulatory organizations, licensing boards, and other regulatory organizations. Such collateral consequences include, but are not limited to, a statutory disqualification with respect to membership or participation in, or association with a member of, a self-regulatory organization. This statutory disqualification has consequences that are separate from any sanction imposed in an administrative proceeding. In addition, in any disciplinary proceeding before the SEC based on the entry of the injunction in this action, Defendants understand that they shall not be permitted to contest the factual allegations of the Amended Complaint in this action.

12. Defendants understand and agree to comply with the terms of 17 C.F.R. § 202.5(e), which provides in part that it is the SEC's policy "not to permit a defendant or respondent to consent to a judgment or order that imposes a sanction while denying the allegations in the complaint or order for proceedings," and "a refusal to admit the allegations is equivalent to a denial, unless the defendant or respondent states that he neither admits nor denies the allegations." As part of Defendants' agreement to comply with the terms of Section 202.5(e), Defendants: (i) will not take any action or make or permit to be made any public statement denying, directly or indirectly, any allegation in the Amended Complaint or creating the impression that the Amended Complaint is without factual basis; (ii) will not make or permit to be made any public statement to the effect that Defendants do not admit the allegations of the Amended Complaint, or that this Consent contains no admission of the allegations, without also

stating that Defendants do not deny the allegations; (iii) upon the filing of this Consent, Defendants hereby withdraw any papers filed in this action to the extent that they deny any allegation in the Amended Complaint; and (iv) Murstein stipulates solely for purposes of exceptions to discharge set forth in Section 523 of the Bankruptcy Code, 11 U.S.C. § 523, that the allegations in the Amended Complaint are true, and further, that any debt for disgorgement, prejudgment interest, civil penalty or other amounts due by Murstein under the Final Judgment or any other judgment, order, consent order, decree or settlement agreement entered in connection with this proceeding, is a debt for the violation by Murstein of the federal securities laws or any regulation or order issued under such laws, as set forth in Section 523(a)(19) of the Bankruptcy Code, 11 U.S.C. § 523(a)(19). If Defendants breach this agreement, the SEC may petition the Court to vacate the Final Judgment and restore this action to its active docket. Nothing in this paragraph affects Defendants': (i) testimonial obligations; or (ii) right to take legal or factual positions in litigation or other legal proceedings in which the SEC is not a party.

13. Defendants hereby waive any rights under the Equal Access to Justice Act, the Small Business Regulatory Enforcement Fairness Act of 1996, or any other provision of law to seek from the United States, or any agency, or any official of the United States acting in his or her official capacity, directly or indirectly, reimbursement of attorney's fees or other fees, expenses, or costs expended by Defendants to defend against this action. For these purposes, Defendants agree that Defendants are not the prevailing party in this action since the parties have reached a good faith settlement.

14. In connection with this action and any related judicial or administrative proceeding or investigation commenced by the SEC or to which the SEC is a party, Defendant Murstein (i) agrees to appear and be interviewed by SEC staff at such times and places as the

staff requests upon reasonable notice; (ii) will accept service by mail or facsimile transmission of notices or subpoenas issued by the SEC for documents or testimony at depositions, hearings, or trials, or in connection with any related investigation by SEC staff; (iii) appoints Murstein's undersigned attorney as agent to receive service of such notices and subpoenas; (iv) with respect to such notices and subpoenas, waives the territorial limits on service contained in Rule 45 of the Federal Rules of Civil Procedure and any applicable local rules, provided that the party requesting the testimony reimburses Murstein's travel, lodging, and subsistence expenses at the then-prevailing U.S. Government per diem rates; and (v) consents to personal jurisdiction over Murstein in any United States District Court for purposes of enforcing any such subpoena.

15. Defendants agree that the SEC may present the Final Judgment to the Court for signature and entry without further notice.

16. Defendants agree that this Court shall retain jurisdiction over this matter for the purpose of enforcing the terms of the Final Judgment.

Dated: April 21, 2025

____
Andrew Murstein

On April 21, 2025, Andrew Murstein, a person known to me, personally appeared before me and acknowledged executing the foregoing Consent.

SAMANTHA K ROZOVSKY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02RO6376689
Qualified in New York County
My Commission Expires: 10/27/2026

____
Notary Public
Commission expires: 10/27/2026

Medallion Financial Corp.

By: ____________________________
Andrew Murstein
President and Chief Operating Officer

437 Madison Avenue, 38th Floor
New York, NY 10022

On April 21, 2025, Andrew Murstein, a person known to me, personally appeared before me and acknowledged executing the foregoing Consent with full authority to do so on behalf of Medallion Financial Corp. as its President and Operating Officer.

Notary Public
Commission expires: 10/27/2026

SAMANTHA K ROZOVSKY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02RO6376689
Qualified in New York County
My Commission Expires: 10/27/2026

Approved as to form:

Attorney for Defendants

ZimCal disturbed by Medallion Financial's second quarter results

August 20, 2024 15:31 ET | Source: ZimCal Asset Management LLC
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- 2Q24 results show worrying trends that must be addressed immediately.
- Core charge-offs (YoY), ROAA, ROAE and holding company cash-burn trended poorly.
- Quarterly earnings, ROAA and core ROAA (Ex. Taxi Medallion) are at 3-year lows.
- Low Price/Tangible Book Value multiple may be an indication of market skepticism despite Russell 3000 inclusion.
- ZimCal believes that Medallion Financial Corp. has tremendous upside with the right governance and leadership.
- ZimCal previously provided MFIN with a version of its "5 Steps to Improvement" plan that anticipated current risks and negative trends and urges management to take decisive, proactive action.

MINNEAPOLIS, Aug. 20, 2024 (GLOBE NEWSWIRE) --

Please read the full release with accompanying graphs, sources and details here. Summary of the release below.

ZimCal Asset Management, LLC, and its affiliates (collectively "ZimCal", "We", "Our") are one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN") and have been invested in MFIN for over 3 ½ years. Our singular focus is on making MFIN better and unlocking the tremendous potential of Medallion Bank. See www.restoretheshine.com for details on the recently ended proxy contest to replace 2 incumbent directors, where, despite insider ownership that gave MFIN a 44% lead, ZimCal still earned **22% of stockholder votes with over 1 in 4 stockholders voting against MFIN's compensation plan**. We believe that MFIN's board of directors (the "Board") has shown weak governance and is beholden to the Murstein family rather than to stockholders. We also believe that MFIN's management team is overpaid and must be improved. Until we see positive changes, we will work to hold MFIN's Board and management team accountable.

Last October 2023, we first brought up our detailed concerns about MFIN's performance with the Board and Andrew Murstein, MFIN's President/COO. That extensive analysis formed the foundation of our detailed, comprehensive "5 Steps to Improvement" white paper, a version of which we shared with the Company during the proxy contest. Last year we felt that the Company had adequate time to course-correct and proactively mitigate high probability and high impact risks and gave several suggestions on how to do so. However, MFIN ignored our suggestions and none were implemented. During the proxy contest MFIN unequivocally dismissed our ideas stating:

"[ZimCal's] five-step plan" has no actionable benefits for the Company. No change is needed and based on [its] statements [ZimCal] would only bring negative change that could derail the Company's continued value creation…"

However, a majority of the issues we identified in our analysis a year ago, and again in our 5 Steps to Improvement plan, appear to be manifesting themselves. We will touch on a few of the major concerns we identified in MFIN's 2Q24 earnings below.

Please read the full release with accompanying graphs, sources and analysis here.

1. Non-core recoveries/gains disguised the decline in core (mostly consumer loans) performance

- Taxi Medallion assets only represented 0.5% of assets but recoveries distorted earnings and disguised declines in core earnings and core returns after FYE21. This was brought to MFIN's attention in 2023.
- The combination of declining core performance and non-core earnings distortion is why MFIN's quarterly net earnings decreased 50% and 35% year-over-year at 2Q24 and 1Q24.
- The executive team should have been rewarded for core performance not non-recurring distortions.
- This also shows the unsustainability of 2022 and 2023 earnings and ROAA/ROAE which MFIN did not explicitly acknowledge as it touted its various financial achievements in public filings and the proxy contest. See graphs here.
- 2Q24 reported quarterly earnings of $7.1 million were the lowest since 4Q20.

2. Recreation asset quality is declining and charge-offs may cripple MFIN unless action is taken NOW

- Recreation loans, and the $525 million in subprime Recreation loans, worry us the most.
- Subprime Recreation originations doubled in 2Q24 over 1Q24 even though ZimCal believes we are heading into a likely subprime consumer slowdown with discretionary spending headwinds.
- In October 2023 and in our recent 5 Step plan, we suggested MFIN reduce exposure to subprime until it had more clarity on the economy and end-markets and to avoid "chasing" yield.
- The worsening asset quality trend we predicted has materialized but of course our preferred outcome would have been a proactive MFIN in 2023 with the disclosure of key metrics for the Board and investors to monitor.
- Instead, subprime balances stayed steady and net charge-offs for Recreation reached an 11-year high of 4.3% at 4Q23 and worsened to 4.34% at 1Q24. See graphs here.
- We expected, and saw, a seasonal improvement in Recreation (and Home Improvement) at 2Q24 but net charge-offs of 3.0% are still 60% worse than 2Q23 and 500% worse than 2Q22.

Please read the full release with accompanying graphs, sources and analysis here.

3. Margins and returns (ROAE and ROAA) will remain under pressure without decisive management action

- Net interest margin will remain under pressure with MFIN having little protection from declining rates due to its callable, long-maturity loans and brokered CD funding.
- MFIN's weighted average maturities for its CDs was 22 months at 2Q24 and CD rates will be driven by similar maturity (1 to 3 yr) treasuries. MFIN's CD rates have lagged treasuries on the way up and we believe they will lag them on the way down which will pressure NIM. See graphs here.
- A lowered NIM would be manageable, except MFIN has higher overhead expenses than it should, and we believe that its worsening efficiency ratio of 39% at 2Q24 is well above where it should be.
- Quarterly ROAA has deteriorated to a 3-year low of 1.1% as reported and 0.9% (core) at 2Q24; we warned about this in October 2023 and in our 5 Step plan.

- This also means that MFIN, in our view, will probably need to raise expensive debt to fund holding company expenses that **will likely be priced ABOVE MFIN's YTD ROAE**.

All the issues we have identified are problematic for MFIN but they are not insurmountable. It just requires leaders that are willing to acknowledge the truth of the situation and creatively seek solutions without being paralyzed by their circumstances or avoiding near-term, but necessary, pain. Andrew Murstein and the Board have given us no indication that they are capable of doing so but we hope they prove us wrong. We urge MFIN to act now to mitigate risk.

Visit www.restoretheshine.com for more information or read our 5 Steps to Improvement.

ZimCal will issue ongoing press releases with updates and details on its plan to "Restore the Shine" to Medallion Financial Corp.

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.

ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Important Information and Disclaimer

ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (collectively, "ZimCal" or "we"), are, directly or indirectly, owners of securities of Medallion Financial Corp. (the "Company"). ZimCal currently has combined investment exposure of $15,604,000 million to the Company, comprised of $15 million par value of Trust Preferred Securities (backed by the Company's issued debt), and 76,112 shares of the Company. We are not currently engaged in any solicitation of proxies from stockholders of the Company. ZimCal intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and board. As ZimCal deems necessary, ZimCal will assert its stockholder rights.

Except as otherwise set forth herein, the views expressed reflect ZimCal's opinions and are based on publicly available information with respect to the Company. We recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with our conclusions. ZimCal reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. We disclaim any obligation to update the information or opinions contained herein.

The information herein is being provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security.

Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.

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March 06, 2026 17:57 ET | Source: Concerned Stakeholder of Medallion Financial

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ZimCal Demands Medallion Financial Corp Board Protect Stakeholders in SEC Lawsuit

January 06, 2025 08:00 ET | Source: ZimCal Asset Management LLC

Release Summary

Judge rules against MFIN/Murstein. Murstein now looking to settle. Board structure does not protect stockholders. Murstein must be held accountable

- Defendants', Medallion and Andrew Murstein, motion to dismiss was almost completely denied.
- Medallion stockholders continue to be exposed to substantial potential financial penalties and have funded millions in legal bills for Murstein's defense.
- Facing an increasingly perilous situation, defendants have agreed to a "settlement in principle".
- ZimCal demands that Medallion's board make important governance changes to protect stakeholders.
- ZimCal demands Medallion's board exercise clawback authority to boost capital levels.
- ZimCal has **strongly** urged Medallion to address and resolve the SEC lawsuit for **the past 15 months**.

MINNEAPOLIS, Jan. 06, 2025 (GLOBE NEWSWIRE) -- The SEC lawsuit may finally be close to resolution as the screws are being tightened on defendants Medallion Financial Corp. (the "Company" or "MFIN") and Andrew Murstein, MFIN's COO & President. The defendants find themselves completely isolated with shrinking options. To prevent Murstein's value-destroying behavior from ever being repeated we demand that MFIN's board of directors (the "Board") make the following stockholder-friendly changes to restore investor confidence:

- Declassify the Board which would allow stockholders to vote in (or out) **ALL 8 directors annually**, instead of just the 2 or 3 directors per year currently.
- **Separate the Board chairperson and CEO roles**, which are both currently held by Andrew Murstein's father.
- Appoint an **independent director to Board chairperson.**
- Establish a **mandatory board retirement age limit of 75** years old to promote board refreshment.
- Decrease effective family control of the board by reducing Murstein family directors or increasing the number of independent directors. Murstein family members make up 3 of 8 board members.
- Initiate an **independent 3rd party investigation** into Andrew Murstein's behavior related to the SEC lawsuit.
- Reduce MFIN's bylaw change requirements to a simple majority of eligible voting stock from the current 75% of eligible voting stock, shifting greater power to independent stockholders.

On September 18th, 2024, Judge Lewis Kaplan, a senior judge with 30 years of service on the US District Court Southern District of New York, denied the majority of the defendants' (namely MFIN and Andrew Murstein) motion to dismiss the SEC lawsuit against them. The lawsuit alleges Murstein inflated asset values, committed fraud, lied to auditors, and directed stock touting amongst other violations. The next phase in the lawsuit would have allowed the SEC to probe in far more detail all MFIN's relevant communications and potentially **question under oath** Company management, Board members and key individuals. On December 5th, the SEC announced that Larry Meyers, a co-defendant, had reached a settlement in principle, which if approved will leave the Company and Murstein facing the charges alone with Meyers potentially cooperating with the SEC. Unsurprisingly, the SEC then added that "SEC counsel has been engaged in settlement discussions with counsel for the Medallion Defendants [MFIN and Murstein], and the parties have made progress in their discussions." On December 20th, 2024 the SEC announced that "settlement agreements in principle… have been reached [with MFIN and Murstein]" with an effective deadline of February 25, 2025 for the agreement to be finalized.

ZimCal Asset Management, LLC, and its affiliates (collectively "ZimCal", "We", "Our") are one of the largest investors in MFIN and have been invested for almost 4 years. We believe that MFIN has tremendous upside but only with the right board and leadership. We believe that MFIN and Murstein's sudden desire to enter settlement discussions was due to the combination of: a co-defendant that settled with the SEC (who may be required to cooperate with the SEC as part of that settlement); MFIN facing increasingly skeptical institutional investors and a volatile share price; and the denial in large part of defendants' motion to dismiss which significantly increased Murstein and MFIN's probability of facing massive financial penalties, particularly if MFIN's Directors and Officers insurance coverage has exclusions if Murstein were found guilty. This decision by MFIN was reached after a 3-year fight with the SEC, spending what we estimate to be $8 million of stockholder money to defend Murstein[i] and causing tremendous damage to MFIN's credibility, valuation and risk profile. When ZimCal **strongly** pushed for MFIN to resolve the lawsuit, the Company told ZimCal and shareholders that "No Change [was] Needed [to MFIN's approach], and [ZimCal] Would Not Bring Positive Change. The Company believes the allegations in the SEC complaint are meritless." In its 2023 10K, MFIN stated, "[t]he Company and its President and Chief Operating Officer intend to defend themselves vigorously and believe that the SEC will not prevail on its claims."

For the last 15 months, we have urged MFIN to take common-sense steps to unlock its tremendous potential. The Company has ignored and attacked us for our position. Along with our recommendation to address and resolve the SEC lawsuit immediately, we also urged the Company to hold Murstein accountable by enforcing its own policies that Murstein clearly violated (regardless of the outcome of the SEC complaint). As quoted in MFIN's 2023 proxy filing, the Company's March 21, 2019 Compensation Recoupment (Clawback) policy stated:

"The Company's Compensation Recoupment Policy seeks to promote a culture of risk mitigation, integrity and accountability. The Compensation Recoupment Policy authorizes the Compensation Committee to **seek recoupment or clawback of cash and equity incentive compensation received by an executive officer in the event of a financial restatement or the executive officer's detrimental conduct."**

Further, the Company's Code of Ethical Training and Insider Trading Policy (as amended February 15, 2021) stated:

"Each Company employee must:
Conduct the Company's business with honesty and integrity and in a professional manner that protects the Company's good public image and reputation… **Avoid any activities that could involve or lead to involvement in any unlawful practice or any harm to the Company's reputation or image.**"

On October 15, 2023, we sent the Board our first letter outlining these (and other) concerns and highlighted its clawback authority for

detrimental conduct. Less than 10 days after we sent the letter, MFIN updated their Compensation Recoupment Policy and **removed** references to detrimental conduct and **explicitly** made it retroactive to include 2018 compensation. We find this behavior extremely unsettling and apparently designed to protect Andrew Murstein. Given the extensively documented behavior by Murstein in the SEC lawsuit, we demand that the Board act in the best interests of MFIN's stockholders by holding Murstein to the same standards as any employee or executive of any public company who committed the same egregious acts.

Our singular focus is on making MFIN better and more valuable, which will make our investment more valuable. See www.restoretheshine.com for details on the recently ended proxy contest to replace 2 incumbent directors. Resolving the SEC lawsuit resolution is a critical first step, as we pointed out repeatedly. However, MFIN's Board and governance remain seriously flawed and must be improved or stockholders will remain vulnerable to abuse. We are calling upon the Board to immediately implement the stockholder-friendly changes we recommended to restore investor credibility and ensure Murstein's behavior will never be repeated.

Visit www.restoretheshine.com for more information or read our 5 Steps to Improvement which provides a straightforward path to creating shareholder value for MFIN.

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.

ZimCal usually works in collaboration with bank leadership teams and if required, but on very rare occasions, will insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Important Information and Disclaimer

ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund, LLC, and Warnke Investments LLC (collectively, "ZimCal" or "we"), are, directly or indirectly, owners of securities of Medallion Financial Corp. (the "Company"). ZimCal currently beneficially owns shares of common stock and Trust Preferred securities. You should assume that ZimCal may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. We are not currently engaged in any solicitation of proxies from stockholders of the Company. ZimCal intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and Board. As ZimCal deems necessary, ZimCal will assert its stockholder rights.

Except as otherwise set forth herein, the views expressed reflect ZimCal's opinions and are based on publicly available information with respect to the Company. We recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with our conclusions. ZimCal reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. We disclaim any obligation to update the information or opinions contained herein.

The information herein is being provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security.

Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.

---

[i] "Professional fees" on MFIN's income statement contain the SEC-related legal fees. These totaled $18.9 million in 2022 and 2023. These are significantly above historical averages, and we attributed $7 million of the excess to the SEC affair and an additional $1 million through FYE24. ZimCal has asked MFIN repeatedly for a breakdown of legal fees as well as the terms, amount, exclusions and use of Directors and Officers insurance coverage but has been denied.

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Medallion Financial | SEC | ZimCal | MFIN | Murstein | Activist

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March 06, 2026 17:57 ET | Source: Concerned Stakeholder of Medallion Financial

Medallion Financial's recent debt maturity is evidence of significant issues



ZimCal shows why the recent debt maturity and paydown is just more evidence of serious underlying issues with MFIN - a result of poor leadership

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BIMIZCI Fund, LLC
C/O Cogency Global Inc.
850 New Burton Road, Suite 201
Dover DE 19904

October 11, 2023

Andrew Murstein
COO/President
Medallion Financial Corp.
437 Madison Ave, 38th Floor
New York City, NY 10022

Dear Mr. Murstein,

I begin this letter by asking the Board of Directors of Medallion Financial Corp. (the "Board") and senior leadership to objectively consider the issues I will raise. BIMIZCI Fund LLC ("BIMIZCI") currently has a $15 million Trust Preferred securities ("TruPS") investment in Medallion Financing Trust 1, a wholly owned subsidiary of Medallion Financial Corp. (the "Company"). We invested in February 2021. The repayment of our investment is via quarterly payments made by the Company on its junior subordinated notes held by Medallion Financing Trust 1, which in turn repay the TruPS. In prior roles and as a Member of BIMIZCI, I have invested in over 100 FDIC-insured bank lenders throughout the United States since 2012. I have talked to over 200 bank management teams, understand the financing constraints for regulated entities, and I am very familiar with every loan type on a bank balance sheet, including indirect consumer lending. I have directly invested in or managed over $350 million in performing and distressed loan and securities portfolios and understand the importance of early risk mitigation to minimize losses. In 2009 through 2011, I was heavily involved in winding down a large exposure to risky assets acquired right before the Global Financial Crisis. Due to my experience, I feel I can speak knowledgably about the unique risks facing the Company.

BIMIZCI is optimistic about the future of the Company and has dedicated considerable time to this analysis. I am confident that the Board and senior leadership will take the time to read through this in its entirety, since you are responsible for a diversified institutional and retail investor base that also believes in the future of the Company. However, we believe that the Company can only thrive if it is run properly and with strong Board oversight. Consumer lending, particularly in the areas the Company operates, is incredibly competitive with various business models and technology-focused firms looking for market share. In order to succeed, the Company will require a radical change in attitude, leadership, governance and business focus and a willingness to adapt to a rapidly changing environment. Unfortunately, the Company must do this under the cloud of an SEC lawsuit against the Company and Andrew Murstein, the COO and President of the Company.

Beginning almost a decade ago, the implosion of the Company's Medallion portfolio resulted in an 85% loss in market cap from 1Q14 to 1Q17, and over $280 million in cumulative Medallion loan net charge-offs against a beginning Medallion loan balance of $679 million (41% charge-off rate). Make no mistake that this was almost entirely caused by poor managerial decisions NOT negative short seller reports. Short sellers did not cause the credit deterioration or make the inadequate loss mitigation choices that almost sunk the Company. Looking forward, I believe the Company could face echoes of what it faced with the Medallion portfolio and this could result in tremendous value destruction and severe distress if changes are not made immediately. The probability of an adverse outcome is high given that the de facto decision-maker at the Company, who was responsible for the questionable judgment calls both before and during the Medallion implosion, is still in charge.

My attached report is broken up into 3 sections:

- **Section 1** deals with governance and company leadership. I discuss the Board's reaction to the SEC suit and its unwillingness to appoint an independent third party to investigate the serious allegations. I discuss the obvious conflicts of interest in the serendipitous valuation increase of the Company's subsidiary, Medallion Bank (the "Bank") as the Medallion loan portfolio deteriorated. A valuation change that the Board allowed and the SEC is investigating. I point out the egregious compensation offered to Andrew Murstein, seemingly unconnected to the profit and performance of the Company, both absolutely and relative to peers selected by the Company. I discuss the Board's unwillingness to enforce its Clawback authority for "detrimental conduct" or mete out any punishment for violations of its code of ethics for what I believe was clearly unethical behavior.
- **Section 2** deals with the direct and indirect costs of Andrew Murstein's actions that led to the SEC lawsuit. I discuss how Murstein's credibility has been irreparably harmed; how the lack of trust in Murstein, and by extension, the Company could be costly. There are high direct legal expenses the Company has absorbed and the SEC suit will materially affect the Company's ability to raise future capital on reasonable terms if at all.
- **Section 3** deals with the risks posed by the Company's business model. I discuss how the large non-prime portion of the Recreation Lending segment presents a material threat given the macro sensitivity of non-prime borrowers going into a tougher economic climate. I discuss how credit quality could deteriorate quickly and that recent consumer trends are not positive, albeit not terrible. I discuss the Company's Holding Company/Bank subsidiary structure and how that causes unique default risks for investors. I discuss the Company's reliance on spread income and the margin risks that poses. I offer extensive mitigants and ideas to minimize the risks.
- **Section 4** deals with suggestions on improved disclosures in public filings. I discuss how that will increase transparency and allow an honest assessment of both the Company's value by potential investors, and the Company's performance by the Board.

Within each segment, I divide my analysis into 1 or more of 3 periods based on their impact on performance: 1. The earnings distortion from the Bank subsidiary Valuation increase from 2015 – 1Q2018; 2. The impact from the wind-down of the Medallion segment from 2018 – 4Q2020; and 3. The balance sheet evolution and earnings distortion (both positive and negative) from the (now) legacy non-core Medallion portfolio from 1Q2021 – 2Q2023.

This letter provides all Board members with a preliminary blueprint that I believe would allow the Company to thrive long-term and maximize returns to shareholders, creditors and other stakeholders. I consistently note that even though some of the risks I identify have been disclosed by the Company, it is woefully inadequate to simply "check the box". The Company must take the next step and put plans in place to mitigate the impact of those risks and the Board must hold management accountable for the effectiveness of those plans. This was a clear failure during the Medallion implosion and cannot be repeated. The Board now has no plausible deniability if you ignore my suggestions and warnings and value is subsequently destroyed.

Once you have digested the contents of this letter and the attached analysis, on behalf of all stakeholders, I would like a response by October 31st, 2023. If you feel my data is inaccurate, please point that out and I will gladly review it and correct it if necessary. If I do not hear from you, I will be forced to share my observations and will seek input from the broader investment community including major shareholders and creditors and then formulate a plan to ensure the Company is best positioned to thrive in the future.

Sincerely,

Stephen Hodges

Member, BIMIZCI Fund, LLC

MEDALLION FINANCIAL CORP. ANALYSIS FOR BOARD CONSIDERATION

SECTION 1
GOVERNANCE AND LEADERSHIP

I believe that trust and credibility are the two most important features any management team or public company should have. Particularly if the company is a lender, where there is considerable discretion given to management teams over the carrying value of what is often 60% to 90% of their assets, i.e. their loan book. Part of that trust and credibility come from good governance in the form of a *truly* independent-minded Board with a clear fiduciary responsibility to ensure the best interests of the Company's shareholders (and I would add stakeholders) are being upheld. However, there are several instances in which it is very clear to an outside investor that the Board has exhibited weak oversight and allowed management, specifically Andrew Murstein (referred to as "Murstein" and not to be confused with Alvin Murstein), to operate with impunity. I will outline the most egregious examples below.

A. THE SEC LAWSUIT

This is front and center for most existing and potential investors. I am not qualified to assess the legality of the actions Murstein conducted, but I am qualified to attest to the unethical nature of his behavior, not to mention the stupidity of it. I believe that Murstein thought certain investor coverage was unfair and erroneous. I also believe that Murstein took those attacks very personally. It is worth reading the SEC's detailed description of the "behind the scenes" conversations Murstein had to get a better sense of his state of mind[1]. With respect to his behavior circa 2015 through 2017, as a President/COO with considerable public markets experience, he surely should have known that directing or consulting with a 3rd party to anonymously publish favorable "research" without revealing that they were being paid to do so, and then suggesting to a twenty-something year old contractor to do the same (just 2 of the examples raised in the SEC suit) could result in severe ramifications to him and the Company. And responding to negative allegations in that way is not what a credible President/COO does. The other internal and external discussions cited in the lawsuit around the valuation increase of the Company's main subsidiary, Medallion Bank (the "Bank"), are also very disturbing. That behavior reflects impunity and a lack of respect for the Board and the Company as well as a sense of growing desperation, which seems to track the timeline of the medallion portfolio deterioration in 2015-2017. If any member of the Board was aware of Murstein's external interactions, this also reflects very, very poorly on them. Fortunately, the 5 independent directors listed on in the April 15, 2016 DEF 14A are no longer on the board but the 3 interested directors (Alvin Murstein, Andrew Murstein and David Rudnick) still are with Alvin Murstein in the Board Chairman role. Importantly, as the subsequent charge-offs and non-performance of the medallion segment showed, while the negative research on the Company might have been exaggerated, the concerns raised were real and the implosion in the Medallion market, not the negative short-seller reports, are what almost destroyed the Company.

At the heart of the serendipitous and unprecedented Bank valuation increase, which served to almost perfectly offset the charge-offs and provisioning in the Medallion loan portfolio (see Figure 1), is what appears to be minimal or weak Board oversight over a situation with material and obvious conflicts. Every management team has an inherent tension with its company's board. When facing an existential threat, there is the temptation for management to be either overly optimistic or short-term focused and this should be tempered by Board skepticism. Andrew Murstein, like most corporate leaders, had several obvious conflicts and had much to lose if the Company failed or valuation plunged. These included the loss of his job and compensation (which totaled $26.2 million from 2015-2022), the humiliation of overseeing the demise of a family-founded business, and a decline in the value of his equity stake in the Company (7.08% or an ~$18.5 million valuation at April 17, 2015).

---

[1] https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor.

Having Murstein effectively lead a subsidiary valuation assessment during an existential/tumultuous period should have raised flags at least about the perception in the investor community; especially given the magnitude and speed of the increase (a valuation increase of 2.56x in just over 3 years), and lack of precedence. As the Board is aware, the idea that the Bank was worth more than its carried value only appeared in the Company's 2Q15 10Q disclosures; prior to that the Bank was considered fairly-valued. The Bank valuation change led to a cumulative (FYE15 – 1Q18) pre-tax increase of ~$192MM in carrying value and allowed the Company to show a $38 million pre-tax "operating profit" rather than a (BIMIZCI) adjusted operating loss of ~($145 million) (Figure 2). The Company's consolidated balance sheet had $274MM in stockholders' equity at the beginning of 2015 and $272 million at 1Q18. Backing out the Bank valuation increase would have resulted in an estimated stockholders' equity value of only $128 million at 1Q18 (rather than $272 million) which was close to the Company's market capitalization at time.

1Q18's Fair Value disclosures around the Bank valuation indicated that precedent transaction data of a Price/Tangible Book ratio of 2.25x-2.50x and a P/E ratio of 25x-28x were used as 2 of 3 inputs that drove a $320,143 fair value for the Bank - publicly traded comps were not referenced. Just 15 months earlier at FYE16, the Company gave a 40% weighting to publicly traded comps with a 1.4x-1.6x P/TBV and 10.5x-12.5x P/E ratio and a 40% weighting to precedent M&A transactions with a 1.5x-1.7x P/TBV and 12x-14x P/E ratio which led to a $280,589 bank valuation. In 15 months, comp P/E multiples doubled and P/TBV increased 50%. I have yet to find any precedent transactions involving an FDIC-insured industrial bank sale at all, let alone one in that valuation range. I am also not aware of a multiples increase of that magnitude in that period of time for any balance sheet lender. The rationale and scale of the valuation change should have prompted the Board to ensure the process was run objectively and without conflict.

Bank Valuation increase/impact versus Medallion Loan NPLs (4Q13 through 1Q 2018)



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0
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5%
0%
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21%
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Dec-14
Dec-15
Dec-16
Dec-17
Mar-18
Medallion Bank Valuation Adjustment
Provision for Loan Losses
Total Medallion NPLs/Total Medallion Loans

Figure 1 – Illustrates the timeliness and impact of the Bank Valuation increase just as loss provisions began to rise in the Medallion loan portfolio. Nonperforming loans also skyrocketed in the 2015 – 2017 period. After the accounting change in 2Q18, this type of adjustment would have been impossible.
Source: Company 10Q/10K

Cumulative Bank Valuation increase and Cum. Adj Operating Profit Excluding Valuation increase (Jan 1, 2015 through 1Q18)



Reported cumulative pre-tax operating profit of $47 million
WITHOUT Bank valuation change, cumulative pre-tax operating loss of ($145 million)
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0
(50)
(100)
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Dec-14
Dec-15
Dec-16
Dec-17
Mar-18
Cum. Total Adj. Operating Profit (Ex. Bank Valuation Increase Before Taxes)
Cum. Actual Operating Profit (Before Taxes)

Figure 2 – Shows a cumulative operating profit of $47 million 2015-1Q18, WITH the Bank Valuation increase versus the cumulative adjusted operating loss of $145 million EXCLUDING the Bank valuation impact. Bank carrying value increased to $320 million from $125 million in just over 3 years.
Source: Company 10Q/10K. Adjustments to Operating Profit made by BIMIZCI based on data provided in 10Q/10K.

The Company's "SEC Litigation" disclosure in its 10K/10Q, implies that the contents of the complaint concern long-past activity, with individuals with whom the Company no longer works and that are related to the

Company's treatment as a BDC. This is not inaccurate but is by no means a full picture. For example, concerns over touting would concern the SEC under any accounting treatment, not just Investment Company Accounting. In fact, the most worrying issue in the original complaint, the valuation increase in the Medallion Bank subsidiary and the basis for the increase, is still reflected in the Goodwill and Intangibles accounts ($172 million value at 2Q23). This is a result of the accounting change from Investment Company accounting to Bank Holding Company accounting and is still a material contributor to balance sheet strength. Finally, while the 2 external individuals referenced in the SEC complaint are gone, Andrew Murstein is very much still in charge.

To avoid the obvious conflicts of interest over such an unprecedented valuation change, one of the many things I would have suggested would have been setting up an independent Board subcommittee to comprehensively review the process and to ensure any external valuation firm was shielded from internal interference. If the detailed SEC coverage of internal communications is to be believed, it appears that Murstein led and greatly influenced the valuation process. A suitable analogy would be having a cash strapped sub-prime mortgage applicant underwrite their own loan, oversee their own diligence, select and pay their own appraiser, approve the loan and advance funding. Not a sign of anything nefarious but a colossal breakdown in controls and certainly not confidence inspiring. The breakdown in governance and lack of independent Board leadership in this valuation adjustment process seems clear.

B. BOARD'S UNWILLINGNESS TO APPOINT AN INDEPENDENT 3RD PARTY TO LOOK INTO ANY VIOLATIONS RAISED BY THE SEC ALLEGATIONS

The Company's Code of Ethical Conduct and Insider Trading Policy (as amended on February 15, 2021) is very clear. It includes the following statement:

> "Each Company employee must:
> Conduct the Company's business with honesty and integrity and in a professional manner that protects the Company's good public image and reputation.
> Become familiar with and comply with legal requirements and Company policy and procedures.
> Avoid any activities that could involve or lead to involvement in any unlawful practice or any harm to the Company's reputation or image.
> Avoid actual or potential conflicts of interest with the Company, or the appearance thereof, in all transactions."

The legality of Murstein's actions aside, given the Company's stated policy, it is very difficult to see how Murstein did not cross a few of those ethical bright lines through his behavior. The true extent of which might never have come to light absent an SEC investigation. At the very least and given the dampening impact the investigation has cast over institutional investor interest in the Company, an independent third party (perhaps an experienced and impartial law firm) should have been appointed as soon as the SEC filed their complaint. Their findings, if they were positive, would have helped calm investor fears. My suspicion, and I have no basis for this since I am not privy to internal communications, is that their findings would hurt Murstein. Defendants can often use the victim card against an "over-aggressive" SEC. It is much more difficult to do so against a reputable, impartial law firm.

C. TERRIBLE DECISION-MAKING BY MANAGEMENT DURING THE MEDALLION CRISIS

This highlights another breakdown in governance and what appears to be excessive influence over the Board by Murstein. When most companies underperform and almost fail, even if the underperformance is a result of unforeseen exogenous shocks (which is NOT the case with the Company) it is rare that the de facto leader (President or CEO) is allowed to remain. Moreover, as the Company stated in its FYE17 10K:

"In addition, our management has a long history of owning, managing, and financing taxicab fleets, taxicab medallions, and corporate car services, dating back to 1956."

If any organization could see the pending changes coming due to rideshare, it should have been Medallion and Murstein specifically. This inexplicable blind spot to an obvious risk is one that the leadership teams of Silicon Valley Bank, First Republic Bank and Signature Bank also possessed. The caveat emptor risk disclosures in 10Q/10K filings that mention the impact of rideshare and other competition on Medallion values are worthless and what I consider a sign of lazy management. Even though Uber launched in NYC in 2011 and was exploding in popularity, the Company only mentioned the risk posed by rideshare in its 2Q14 10Q. It is not enough to recognize potential risks and then list all the things that can go wrong to "check the box"; it is far more important to put a plan in place to mitigate the impact of those risks. Analogous to building a house, discovering it is in an earthquake-prone zone, but then doing nothing to make it less likely to be damaged if an earthquake strikes. Recognizing the risk is step 1, adapting to the risk is step 2. Given ride-shares' popularity and an unwillingness by regulators to limit their competitiveness, surely the Company could have engaged in a prudent de-risking strategy. Medallion prices in NYC went from a peak in 2013 and early 2014 of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16 showing a market in freefall. Moreover, as several news articles have reported, a significant portion of individual medallion borrowers would have been stretched to make payments in the best of times, let alone during declining taxi demand. Prospective medallion buyers would have been well aware of this dynamic. In the Company's own disclosures in their FYE15 10K it seems oblivious to the decimation of the asset class, it states:

"Although some medallion loans have from time to time been in arrears or in default, our loss experience on medallion loans has been negligible to date. We believe that our medallion loan portfolio is of good credit quality as all our medallion loans are secured by the medallion and enhanced with personal guarantees of the shareholders or owners. When a borrower defaults on a loan, we can repossess the medallion collateralizing the loan. If the loan is not brought current, the medallion is sold in the traditionally active market and personal guarantees are pursued."

The Company did not take any material steps to de-risk. The Company's Medallion gross loan portfolio grew through 2014 and then slowly declined only ~13% through 2016 (see Figure 3). Nonperforming ("NPLs") Medallion loans as a percentage of Total Medallion loans (gross) skyrocketed to 21% (FYE16) from 0% (FYE14) in less than 2 years.

Medallion Loan Portfolio – The Beginning of the End (1Q14 through 4Q16)



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Dec-16
Total Medallion Loans (gross)
Total Medallion NPLs/Total Medallion Loans

Figure 3 – Even as the Medallion valuation and performance began to crumble, the Company's Medallion loan book barely decreased. Eventually, the Company would realize $231 million (2Q23) in Total net charge-offs on $679 million (at FYE14) of Medallion loans.
Source: Company 10Q/10K. Total net charge-offs combine "realized losses" (BDC accounting) and net charge-offs (BHC accounting) and write-downs/gains on foreclosed medallions from Jan 2015 through June 2023.

A simple de-risking strategy would have been to allow loans to refinance or to sell loans at par or at a modest discount to par. Another is to have more stringent loan terms for new originations. This could include covenants that allow for an event of default given a decline in collateral value or inadequate debt service coverage (which would have allowed a forced refinance even if payments were current). Or increasing the interest rate dramatically for any new medallion loans. I am not privy to Medallion loan documents so I am speculating about what they did or did not contain. One issue that suggests Medallion loans had lenient loan terms is that prior to the Medallion implosion, the Company received a large percentage of its Medallion loan originations through brokers - 38%, 36% and 28% (FYE12, FYE13 and FYE14 respectively). Broker originated loans of any sort are typically widely marketed and if demand is high, which it appears it was, lenders have little control over loan terms for borrowers. If lenders want to originate brokered loan volume, they must be price and term takers and the market sets the terms. If lenders decline to take the terms, brokers have no qualms directing future volume to a lender that will. This third party/outsourced origination reliance is a parallel I see in the Company's current consumer portfolio and an issue I will return to. The disclosure that 26% of Medallion loans were broker-originated in 2016 (FYE16 10K), even as the market plunged, shows that the Company was still originating Medallion loans in 2016 despite more recent disclosures to the contrary.

To put the underperformance of the Medallion segment in context, during the Global Financial Crisis ("GFC") the worst performing and riskiest commercial banking loan category was Real Estate Construction and Development ("C&D"). Per the FDIC Quarterly Banking Profile data, the C&D NPLs % peaked at 17% in 1Q10. This was a full 4 pts below (better than) the Company's Medallion loan portfolio NPLs % at FYE16 and 7 pts below the Company's FYE17's NPLs % of 24.1%. Much like taxi medallions from 2009 to 2014, C&D loans (and its risky cousin, sub-prime mortgages) were subject to intense speculation, lenient credit terms, greedy lenders, gullible borrowers and a belief that collateral could be sold to cover the loan balance. Inflated loans collateralized by inflated assets cannot be risk-priced or even margined at a "safe" loan to value; they should simply be avoided. Despite the pending plunge in performance, the Company's Medallion loans average interest rates were 3.93%, 3.96%, and 3.88% at FYE14, FYE15 and FYE16 respectively – clearly a colossal mispricing of the risks given the changing competitive landscape. Adding insult to injury, the Company purchased 40 medallion loans from a third party lender in 2014, just as the market was turning.

Without knowing Mursteins state of mind, all the evidence leads me to believe that he (and possibly other senior executives) was in denial about the existential threat the taxi industry, and by extension, the Company was facing. The Company asserted in its FYE16 10K:

> "The effect of changes in interest rates is mitigated by regular turnover of the portfolio. Based on past experience, we anticipate that approximately 40% of the taxicab medallion portfolio will mature or be prepaid each year."

High prepayment rates would have certainly de-risked the portfolio, but of course, they never materialized. I use the Medallion implosion as a clear example of catastrophically bad leadership and argue that this is not isolated. All the structural elements that allowed the Medallion "debacle" are still present. Management was in denial about the deteriorating credit quality augmented by a dangerous reliance on brokered, aggregated and market-derived loans. The Board deferred to and enabled management. Further along in this letter I will discuss the Company's current loan portfolio and how it, and the Company's consumer business itself, could face stress, which could be made significantly worse by the approach taken in the past by the Board and senior leadership. Which leads me to the next breakdown in governance… executive compensation.

D. HIGH EXECUTIVE COMPENSATION DISCONNECTED FROM COMPANY PERFORMANCE

I will begin by focusing on the Board's reaction to Murstein's handling of the Medallion crisis through its compensation and bonus decisions and then segue into the current period. Andrew Murstein was awarded $3 million in cash compensation and $3.6 million in total compensation at FYE15. This was well after NYC medallion prices had peaked in 2014 and had precipitously declined ~35% at FYE15. A fact the Company knew full well and disclosed in its 10K. A drop of this magnitude is clearly a sign of a bubble deflating. Despite this, the Company's reserves against future losses in its Medallion portfolio were ~$10 million, or only 1.6% of a portfolio of $641 million (FYE15). This reserve amount was driven by backward looking data; a common and dangerous mistake to make during times of rapid change. This under-reserving directly resulted in an inflated profit number for 2015. Clearly the market was turning quickly and a prudent move would have been to aggressively increase loss provisions and reserve against future losses. Instead Murstein did neither and net profit ("net increase in net asset resulting from operations" in BDC parlance) was $29.4 million at FYE15. Eliminating the impact of the Bank's serendipitous valuation adjustment (discussed at length above and see Figures 1 and 2), net profit would have been ~$13.9 million in FYE15 or $15.5 million less than reported and that still excludes prudent loan loss provisions (see Figure 4). That year, Murstein was paid, in cash, 21% of the adjusted net profit available to shareholders.

In 2016, Murstein was awarded $2 million in total cash compensation including a bonus of $775,000. Loan loss reserves (a combination of "unrealized losses" at the company level and allowance for loan losses at the Bank level) climbed to $63 million at FYE16 from $9.5 million at FYE15 and $0 at FYE14. Non-performing loans sky-rocketed to 21% of the medallion loan portfolio at FYE16. I estimate that the company would have shown a pre-tax "operating loss" of ($60 million) at FYE16, *excluding* the Bank valuation adjustment (see Figure 4).

In 2017, Murstein was paid $2.1 million in cash compensation which included a $975,000 bonus. Medallion NPLs were 24.4% at FYE17, medallion loan net charge-offs were $74 million or 14.3% of the total Medallion loan average balances (see Figure 4), the Company's market cap went below $50 million (from over $300 million just 3 years prior), and the Company would have had an estimated pre-tax operating loss of ($44 million), excluding the Bank valuation adjustment.

In the 2018 DEF 14A, the Compensation committee "did not engage an executive compensation consultant for 2017 but performed its own assessment of executive compensation." I struggle to understand the reasoning behind the decision to pay Murstein a bonus of any sort, and whether a truly independent board would have made the same decision.

Murstein Compensation versus Pre-Tax Actual and Adjusted Operating Profit (Excluding Valuation impact)


Murstein's cumulative cash compensation was $7 million over this 3 yr. period. MFIN market cap dropped to less than $50 million.
Adj. Net loss of ($60 million)
Murstein Total Comp. (millions)
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Actual Operating Profit (Before Taxes)
Adj. Operating Profit (Ex. Medallion Bank Valuation Increase & Before Taxes)
Andrew Murstein Total Compensation

Figure 4 – Excluding the Bank valuation increase, the Company would have shown an estimated profit of $14 million at FYE15 and annual losses of ($60 million) and ($43 million) at FYE16 and FYE17. Murstein was paid $7 million in CASH FY15 – FY17. At FYE17, Medallion NPLs stood at 24.4% and annual net Charge-offs were 14.3% of the Medallion portfolio. The Company's market cap sank to <$50 million in 2017 from over $300 million in 2014.

Source: Company 10Q/10K. S&P. Adjustments to operating income made by adding back all taxes and the gross Bank Valuation change.

We will now move slightly forward to the 5 year period before 2Q23. This is after the conversion from Investment Company accounting to Bank Holding Company accounting at 2Q18. There is, of course, necessary overlap between the periods, since the Medallion implosion was still being resolved and massively impacted profitability and asset quality. FYE20 represents the end of the Medallion segment as a core business line in BIMIZCI's analysis as medallion assets (gross loans and foreclosed medallions) dropped below 5.5% (gross) or 4% (net) of total assets. Our investment into the Company was made in February 2021. We consider any medallion impact on earnings from 2021 through 2Q23 as non-core, albeit impactful, and so they are eliminated from our core operating performance analysis from January 2021 to the present.

From 2018 through FYE20, the Company made a cumulative reported net loss of ($61.5 million). Murstein received $7.4 million in cash compensation and $8.8 million in total compensation during that period (see Figure 5). Of that amount, $3.8 million was paid in bonuses. Again, it is difficult to reconcile Company performance with the high level of compensation received by Murstein.

Andrew Murstein's Cumulative Compensation from Jan 2018 through Dec 2020 versus the Company's Net Loss.


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From Jan 2018- Dec 2020, the President's cumulative compensation was $8.8 million. The Company's cumulative net loss was ($61.5 million).
Dec-17
Dec-18
Dec-19
Dec-20
Cumulative Net Income (loss) after taxes
As Reported Total Executive Compensation

Figure 5 – Andrew Murstein was paid $8.8 million in Total Compensation (including bonuses) from Jan 2018 through Dec 2020. The Company lost a cumulative ($61.5 million) and had a cumulative $188 million in net charge-offs during that period (charge-offs calculated by BIMIZCI).
Source: Company 10Q/10K. S&P Capital IQ

In FY22 performance metrics the Company highlighted net income, ROAE, asset growth and Medallion portfolio cash received as some of its key performance measures. ROAE specifically is an excellent metric to track but it, and any other metric, should not be skewed by discontinued business lines or non-recurring events (either positive or negative). Asset growth, without any consideration for the quality or profitability of that growth is also a dangerous metric to reward. The Company does not include any margin metrics (net interest margin ("NIM") specifically) or asset quality metrics. I would argue those are probably the 2 most important metrics that would contribute to a Lender's long-term health and yet they are not directly captured in the incentive structure. Including a core valuation metric like price to tangible book would capture the market's sentiment about the value of the Company's platform. At FYE20, total gross Medallion related assets (loans and owned medallions) were 5.5% (gross) and 4% (net) of total assets which makes the segment, in our opinion, a non-core business. Medallion exposure declined to 0.7% (net) of total assets at 2Q23. Any positive Medallion impact on performance should not be rewarded and yet it currently is included in incentive pay in several material ways. The time for rewarding loss mitigation and recovery strategies for Medallions was from 2015 – 2019, when timely and prudent de-risking could have prevented hundreds of millions in charge-offs. Instead, earnings are made "noisy" due to material and non-recurring Medallion recoveries and a release of provisions.

As one example, at FYE22, reported Company net income was $43.8 million. Removing the impact of medallion provisions, gains on medallion sales and medallion write-downs, adjusted core net income would have been $35.7MM; an 18.5% reduction in net profit or ~34c reduction in EPS (See Figure 6). Tracking core net profit rather than the non-recurring "noise" of a Medallion (gross) segment representing <1.5% of total assets at FYE22, would have resulted in all named executive officers ("NEOs") only being just above their $33.48 million net income goal at the 50% level (the Company earned $35.7 million ex. Medallion) rather than being at 129.5% of their goal when the non-core Medallion impact is included. This also would have resulted in the Company's CEO, President and CFO being below their 12.29% ROAE goal at the 50% level (the Company earned 12.1% ex. Medallion – Figure 8) rather than being at 193.4%; and the same group would have been just below their $1.56 EPS goal at the 100% level (the Company earned $1.49 ex. Medallion) rather than being at 187.1%. The Company is not an equity investor and speculator in Medallion assets – it is primarily a consumer lender and will be valued as such. Eliminating the earnings noise to determine core ROAA and ROAE is what investors will do in order to determine the true valuation of the Company's core business. Core ROAE and ROAA reveals a meaningful drop to a level that is well below expectations for a highly levered specialty lender with majority consumer exposure (see Figure 7 and 8).

Quarterly Income 1Q21 – 2Q23 with and without Medallion impact



25
20
15
10
5
0
Millions
Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23
Net Income to MFC
Adj. Net Income to MFC (Ex. Medallion impact)

Figure 6 – Note that YTD through 2Q23, net income would have been almost 40% lower if Medallion recoveries were excluded.
Source: Company 10Q/10K. Adjustments to Net Income removed Medallion loan provisions, recoveries and foreclosure write-downs and added back the tax impact of the adjustment.

Quarterly (annualized) ROAA and ROAE 1Q21 – 2Q23 with and without the Medallion impact.



5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23
ROAA (AT)
ROAA (AT) (Ex. Medallion)

Figure 7 – ROAA of the Company's core business lines plummets when the impact of the discontinued Medallion business line (5.5% (gross) of Total Assets FYE20, 0.8% at 2Q23) is removed.
Source: Company 10Q/10K. Adjustments to net operating income (numerator) removed Medallion loan provisions, recoveries and foreclosed write-downs after taxes. Average Total Assets (denominator) excluded Medallion loans and foreclosed assets.



35%
30%
25%
20%
15%
10%
5%
0%
Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23
ROAE (AT)
ROAE (AT) (Ex. Medallion)

Figure 8 – ROAE of the Company's core business lines is significantly reduced to ~12% from 18.1% at 2Q23, when the impact of the Medallion segment is removed.
Source: Company 10Q/10K. Adjustments to net operating income (numerator) removed Medallion loan provisions, recoveries and foreclosed write-downs after taxes. Impact on avg. equity (denominator) based on NET carrying Medallion values is small.

E. THE COMPANY'S PRESIDENT'S COMPENSATION VERSUS THE COMPENSATION PEER GROUP

The 2019 14A filing, disclosed that the Company hired Meridian Compensation Partners in late 2018. Meridian compiled a list of benchmark institutions against which to benchmark compensation programs and pay levels. This process is subjective and it is difficult to find directly comparable institutions, however, there are a few items most reasonable Boards would agree on:

a) Since the Company is at its core a lender dependent almost entirely on spread income rather than fee income, benchmarks should also be primarily lending institutions rather than fee generating business models (e.g. not origination to securitization/sale, or B2B equipment rentals, marketplace platforms, or pawn shop lenders);
b) Since the company has considerable prime exposure in its dominant portfolio and business segments, benchmarks should also have the same prime/sub-prime composition with loans secured by consumer discretionary/real assets (e.g. not unsecured credit cards, or charge-off collections, or sub-prime focused);
c) Since the Company's main and only profitable subsidiary is an FDIC-insured bank that sets strict rules against leverage, limits up-streamed dividends to the HoldCo and can approve/disapprove of new business lines, benchmarks institutions should also be mostly FDIC-insured.
d) Benchmarks should be comparable in size (market cap, revenues etc.) to the Company and employ similar leverage with similar risk profiles and earnings volatility.

In addition to the *absolute* amount of compensation relative to the benchmark, there should be some correlation between key performance metrics that specifically apply to lenders. Issues that often manifest themselves some time after a loan is made including, for example, delinquencies and charge-offs. The 14A filed 05/01/23 states:

> "The principles of our executive compensation programs are to encourage good governance, protect and promote the interests of our shareholders, align the interests of our executives with those of the company, promote a culture of integrity and accountability, and enhance shareholder value."

I believe that under the current structure, the compensation and incentive programs do anything but. I believe that the incentive structure encourages short-term thinking that may not align incentives with stakeholders and could hurt long-term health and profitability. The Company has changed its peer group companies over the last 5 years making period over period comparisons difficult. It made another change in 2022/3. In order to show accurate peer group compensation comparisons, I combined all 21 public, standalone former and current "peer" companies listed in the May 2023 Def 14A (see Appendix 1 for Peer Group Listing). In reviewing compensation and financial performance data from these peers, several issues become apparent. Most of the Company's peers are not peers at all and have radically different business models, assets and capital structures. Only 5 are FDIC insured. At 2Q23, the Company ranks 6th worst in leverage (most peers are better capitalized and 3 of the bottom 5 are much safer commercial banks), 5th smallest by market cap (see Figure 11), and 9th highest in Price/Tangible Book. Using FYE22 compensation data, Andrew Murstein ranked 2nd highest in Cash Compensation as a % of Total Revenue (see Figure 9), 2nd highest in Cash Compensation as a % of SG&A, 4th highest in Total Compensation as a % of SG&A, and highest for Cumulative Total Compensation over the last 5 years as a % of cumulative Total Net Income over the last 5 years (see Figure 12). This strongly suggests to us that Murstein is overpaid, both relatively and absolutely with a reliance on current cash pay rather than longer-term contingent pay.

Senior Executive Cash Compensation/Total Revenue relative to the best and worst quartiles in the Peer group


2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2019Y
2020Y
2021Y
2022Y
Medallion Financial Corp.
Best Quartile
Worst Quartile

Figure 9 – The "Worst" quartile pay their CEO/President the MOST relative to Total Revenue. Murstein was the 2nd highest paid relative to Total Revenue.
Source: Company 10Q/10K/DEF 14A. S&P Capital IQ.
Compensation data is for the highest paid C-Suite officer for each company and is only disclosed annually.

ROAE relative to the best and worst quartiles in the Peer group


Annual
Quarterly
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
2019Y
2020Y
2021Y
2022Y
2023Q1
2023Q2
MFIN
Bottom Quartile
Top Quartile

Figure 10 – The Company has high leverage, access to cheap FDIC-funding and has risky consumer exposure and yet its CORE ROAE (ex. Medallion impact) is below or equal to its worst performing peers.
Source: Company 10Q/10K/DEF 14A. S&P Capital IQ.

Medallion Financial Corp. Market Cap versus Compensation peers 2Q23


2,500
2,000
1,500
1,000
500
0
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
CURO
TREE
MCB
FINW
TBBK
AROW
OPRT
LC
ML

Figure 11 – The Company was the 5th smallest by market cap at 2Q23.
Source: Company DEF 14A. S&P Capital IQ.
Compensation data is for the highest paid C-Suite officer for each company and is only disclosed annually. Elevate data was not reported by S&P and was excluded.

Cum. Total Compensation to Cum. Net Income vs. peers (5 years- 2018 to 2022)


60%
50%
40%
30%
20%
10%
0%
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
CURO
MCB
ELVT
FINW
TBBK
AROW
OPRT

Figure 12 – Cumulatively, Andrew Murstein was the highest paid senior executive relative to net income from 2018-2022.
Source: Company DEF 14A. S&P Capital IQ. Compensation data is for the highest paid C-Suite officer for each company and is only disclosed annually. TREE, LC and ML were excluded. TREE for anomalous CEO pay totaling $90 million over 2 years. LC and ML had cumulative net losses over the 5 years.

It is worth noting that when the Company engaged Meridian in 2018, the list of performance metrics the Company cited were more exhaustive and more useful. These included segment returns (consumer, commercial), tangible book value growth and charge-off ratios to name a few. Subsequent incentive performance metrics seem cherry picked to maximize payouts to upper management. The over-arching point

here? Board oversight of compensation seems non-existent. For example, the change-in-control provision in Andrew Murstein's favor (a payment of $14.3 million at FYE22 or ~10% of the Company's ENTIRE market capitalization at FYE22) and other favorable employment perquisites offered to him, including a lease car allowance, country club and social club membership dues and other sundry items, totaled $77,327 at FYE22, albeit a reduction from $132,212 at FYE20. For context, the median Company employee salary at FYE22 was $91,893. I emphasize that if senior leadership had delivered stellar and sustained outperformance, this incentive structure would still be excessive but would be defensible. However, given the almost catastrophic underperformance, non-core profit distortions, questionable ethical conduct and pending SEC investigation, this incentive structure is completely *illogical* and yet it has been endorsed by the Board.

F. THE BOARD'S UNWILLINGNESS TO RECOUP OR CLAWBACK COMPENSATION

It was with some amusement that I read the 2023 Proxy disclosure on the Compensation Recoupment (Clawback) Policy.

> "The Company's Compensation Recoupment Policy seeks to promote a culture of risk mitigation, integrity and accountability. The Compensation Recoupment Policy authorizes the Compensation Committee to seek recoupment or clawback of cash and equity incentive compensation received by an executive officer in the event of a financial restatement or the executive officer's detrimental conduct."

References to recoupment were also prominently disclosed in prior 14As, including in the April 2018 14A after FYE17's disastrous results showing an unadjusted, as-reported profit of $278,000 while Medallion NPLs stood at 24.4% and annual net Charge-offs were $74.4 million or 14.3% of average Medallion loans. Murstein was paid a bonus of ~$1 million that year. If senior leadership's decision-making does not reflect a lapse in integrity or a failure of risk mitigation it is unclear to me what behavior would fit those criteria. Adding insult to injury for stakeholders in the Company is that cash received on the medallion portfolio is now a component of the CEO's bonus structure. In short, there was no recoupment of executive compensation for any of the myriad of issues senior leadership caused directly through their actions and yet there is now a bonus for cash collections on a business segment that almost sunk the Company with $283.8 million in cumulative charge-offs since 2015 (per BIMIZCI calculations). Recoupment/clawbacks are a powerful deterrent or punishment for behavior that rewards an individual in the present but hurts the company in the future – the Board has been unable or unwilling to enforce that policy.

G. BOARD'S INVOLVEMENT IN RISK MANAGEMENT

As stated in the 2023 14A:

> "While risk management is primarily the responsibility of our management team, the Board of Directors is responsible for the overall supervision of our risk management activities. The Board's oversight of the material risks faced by our company occurs at both the full board level and at the committee level."

As we enter a period of unprecedented uncertainty, is the Board asking all the questions it needs to ask to ensure risk is being managed and reported appropriately? The Board needs to show that it is truly independent by leading the charge on credit risk management. The macro environment is changing, and as discussed below, the Recreation Lending segment has uncomfortable parallels to the medallion debacle. And due to the size of the portfolio, if it severely underperforms, the Company could see massive value destruction for all stakeholders. The Board should make this its top priority.

SECTION 2

THE FULL COSTS OF THE SEC LAWSUIT

Beyond the ethical or legal nature of Murstein's alleged actions there are substantial costs to the Company. This is why I spent considerable time in Section 1 on governance and the excessive compensation of what I consider to be sub-par Company leadership. There are direct expenses to defend the Company and Murstein which have been considerable, but there are also massive reputational costs that, while hard to measure, have a tremendous impact on the Company, including its ability to continue as a going concern, its share price, equity and debt investor interest and attractiveness to potential counterparties.

A. SEC LAWSUIT RELATED DIRECT EXPENSES

The cost of defending both the company and Murstein against the SEC has been considerable. While I have asked for details on this, including any D&O coverage, I have not received any, and my interpretation of the response was that the company was being mindful of its obligations under Regulation FD. A more likely reason is that the disclosure would shine a spotlight on the exact costs of Murstein's behavior. Presumably, even though the SEC suit was entirely in response to Murstein's actions, part of the legal expenses of the Company and Murstein are being covered by the Company's D&O insurance. The Company's filings indicate that the SEC lawsuit has resulted in material legal expenses that are reflected in the period income statements under "Professional fees". FYE22 fees were almost double the average of the prior 4 years (see Figure 13).

Professional Fees 2018-2022 and YTD 2Q23

	Annual 12/31/18	Annual 12/31/19	Annual 12/31/20	Annual 12/31/21	Annual 12/31/22	YTD 6/30/23
Professional Fees	9,332	7,402	8,047	5,311	13,054	3,075

Figure 13 – SEC lawsuit filed 12/29/21. Presumably, the bulk of the YoY increase at FYE22 was due to SEC-related legal fees.
Source: Company 10K/10Q

B. SEC LAWSUIT INDIRECT EXPENSES – THE IMPACT ON CAPITAL RAISING

Despite the time that has elapsed since the behavior referenced in the SEC suit, there continues to be a material impact on the Company. In numerous conversations I have had with other investors and lenders, the SEC suit was raised as a concern. And rightfully so. Despite an A- rating for the Company's unsecured note offering in early 2021, the yield/spread was well above contemporaneous A- rated primary and secondary offerings - and this was before the SEC lawsuit. The market has viewed the Company's offerings with skepticism and demanded a greater risk premium which I believe was an over-reaction given the data at the time, but investors will now have greater skepticism. This will be exacerbated by macro trends around consumer health/loans, lending tightness and bank margins. The Company's inadequate disclosures around its consumer portfolio performance and other items (discussed in more detail below) will not reduce investor skepticism.

As the Company prepares for another potential capital raise in the next 6 months with $36 million in senior unsecured debt maturing, I believe that the cost of financing could rise dramatically and demand could be tepid. While understanding how this will manifest itself through expected yields is difficult, by my estimates and given prospective macro conditions, this could result in at LEAST a 200-250 points increase in the risk premium or ~$700,000 - $900,000 in additional annual interest expense based on a $36 million refinance, with more onerous terms, and a shorter maturity. Existing unsecured notes will also trade (if they can be traded at all) at a larger

discount/higher spread than similarly rated notes by comparable issuers until the SEC lawsuit is resolved. Commercial bank subordinated debt, a far less risky issuer type but a fair comparison to the Company, is already trading in the 8% and 9% yields-to-maturity for stable, well-capitalized banks and much higher yields-to-call (most are structured as callable after 5 years with a 10 year term). Banks overly exposed to secured, single family residential borrowers which have greater duration and NIM risk, are trading in the low-teens. Trading activity and interest in bank subordinated debt is not deep currently and while this could change, this is not an auspicious sign.

As I point out in detail in Section 1 – the clearer and more intangible issue is the loss of trust in leadership and governance. Since so much of loan portfolio (and other Level 3 assets) valuations are highly subjective and dependent on the honest assessment of management about *future* performance, the breakdown in trust has meaningful consequences. The real danger to the Company is that since investors tend to over-react, if there appears to be any indications of a mis-marked portfolio in the future, and NPLs and charge-offs start to rapidly increase, the result could be a panicked stampede for the exits. The medallion debacle is still a recent memory and it destroyed the Company's valuation. Any consumer loan breakdown could be equally disastrous and short sellers will have a field day. This can be mitigated if the Company takes proactive steps to address this NOW.

SECTION 3
RISKS OF THE COMPANY'S BUSINESS MODEL AND MITIGANTS

No-one is oblivious to the way the lending world is rapidly changing. There has been an explosion of lenders and lending arrangements, mostly aimed directly at consumer borrowers, that are designed to ease the friction, transaction costs and interest rates of loans for almost any purchase imaginable. The indirect lending space in Home Improvement and Recreation, where the Company primarily operates, is especially competitive for prime borrowers. Technology is rapidly evolving, requiring consumer lenders to seriously invest in technology in order to enhance the application process, loan servicing, drive decision making and delinquency tracking. Loss mitigation, risk-pricing and default prediction have always been the cornerstone of successful lending; companies that invest in improving those metrics will lead, while those that do not will languish. There are several ways that the Company must improve on its existing business model or mitigate the risks created by it. I will highlight those I believe to be the most important.

A. RECREATION AND SEGMENT ASSET QUALITY CONCERNS

At 2Q23, Recreation Loans were $1.33 billion. Recreational Vehicles ("RVs") made up 59% of the Recreation portfolio equating to $785 million. At FYE22, RVs made up 58% or $686 million of the Recreation portfolio. 44% or $520 million in Recreation Loans were to non-prime borrowers at FYE22 (non-prime data was not disclosed at 2Q23); the exact amount of non-prime in each Recreation category was not disclosed (see Figure 14). This non-prime exposure is concerning and more so if the 44% ratio holds in RVs. Nationwide RV sales have dropped or stalled in 2023 (depending on age and value of the collateral) with new RVs seeing a 49% YTD drop in shipments at 2Q23 over YTD 2Q22. Check-ins with dealers in California have confirmed that repossessions have also increased and auction prices are declining. This may not be a nationwide phenomenon and the data is still evolving, but RV exposure is the most concerning asset quality issue on balance sheet. The Home Improvement sector is very different and high trending FICOs and the collateral type (an association with the home and the tangible daily benefit) make this far less concerning if the bank sticks to its prime focus in that segment.

The real concern in Recreation is a focus on growth for the sake of growth. The Company has highlighted loan growth in public filings and the current incentive structure explicitly rewards asset growth. This is a terrible idea and the root behind countless corporate failures over the years. "Smart growth" should be the goal, with flat growth or shrinkage acceptable if necessary to maintain loan standards, minimize defaults and maximize recoveries. The Bank's 2Q23 10Q referenced "restrictive underwriting standards" as a drag on growth in Recreation lending. What this means is difficult to determine since there is little disclosure on critical items like vintage, prime or non/sub-prime, loan-to-value ("LTV"), loan-to-cost, required cash downpayment, loan term, amortization (interest only, deferred payments for example), or the age of collateral. The weighted average FICO score for new originations in 2Q23 was 678 which is about flat with FYE22, the weighted average term for new originations in 2Q23 increased to 12.6 years from 11.3 years at FYE22 (Figure 16) and average quarterly segment yields have worsened to 13.0% at 2Q23 from 13.4% at 4Q22 (Figure 15). None of these metrics suggest credit tightening *relative to the existing book,* and in fact, suggest the opposite. Extended terms can also be due either to efforts to make loans more affordable for cash-strapped borrowers or to charge higher rates which usually increase with term. Neither of those are credit enhancing. A key metric that is not disclosed in the Recreation portfolio and that should be disclosed IMMEDIATELY, is LTV. An excellent way to reduce default risk, as the Company's underwriters already know, is to increase a Borrower's cash downpayment in their financed acquisitions. LTV was disclosed in the Medallion loan portfolio 10+ years ago and should be disclosed in the Recreation portfolio and consumer portfolio more broadly.

Breakdown of Non-prime and RV loans in the Recreation Portfolio 2020 -2022

	Annual 12/31/20	Annual 12/31/21	Annual 12/31/22
Non-Prime as % Total Recreation Loans	55%	50%	44%
Non-Prime Loan Balance	435,977	480,660	520,745
RVs as % Total Recreation Loans	60%	60%	58%
RV Loan Balance	475,612	576,792	686,437

Non-prime represents 27% of the total loan book of $1.92 billion

Figure 14 – Non-prime is declining but is still a large % of Recreation and Total Loans. It is 27% of the ENTIRE loan book.
Source: Company and Bank 10K/10Q

Recreation Loans Outstanding Balance and Quarterly Yields Prior 5 Quarters 2Q22 - 2Q23


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Billions
13.3%
13.2%
13.4%
12.9%
13.0%
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Recreation Loans
Recreation Yield

Figure 15 – The portfolio is growing but yields are declining. When combined with softer collateral values and shrinking/slowing demand, this is concerning.
Source: Company and Bank 10K/10Q

Recreation Loans Change in FICO and Average Term for New Originations Last 2 Quarters vs Last 2 years


Annual
Quarterly
FICO
AVERAGE LOAN TERM
684
676
671
678
Dec-21
Dec-22
Mar-23
Jun-23
Average Term at Origination
WA FICO (New Originations)

Figure 16 – Average FICOs have not moved much for new originations and maturities are increasing. Neither of these suggest credit tightening.
Source: Company and Bank 10K/10Q

As rates stay higher for longer and demand is impacted, lenders can make bad decisions to increase monthly affordability to spur demand. This can include extending terms, more lenient amortizations/repayment, waiving proof of income, requiring less cash down, or using inflated collateral values, to name a few. In a benign macro environment that is changing to a more challenging one, historical delinquency and charge-off data is useless. While the Company has some experience managing through a credit crisis, the size and composition of the consumer portfolio in 2007-2009 was very different. At peak distress during the GFC in 2009, the consumer portfolio was almost entirely Recreation loans with a total balance of $199 million (15% the size of the current Recreation portfolio) with peak net charge-offs of 5.99% (FFIEC UBPR data). Due to the massive difference between now and then, maximum charge-offs could be much higher or much lower. At 2Q23, if the Allowance for Credit Losses stayed flat and annual net Charge-offs hit 5.99%, that would wipe out all of FYE22's pre-tax operating profit which was the 2nd highest in the last 10 years. FDIC-insured institutions' consumer charge-off trends (a rough proxy for consumer health) have trended worse over the last 5 quarters (see Figure 17). The Company needs to strengthen its tracking and reporting for its Consumer portfolios which, due to their size and homogeneity, would allow the Company to more easily spot trends and get in front of any decline in credit quality. This data should then be disclosed in quarterly filings. This would be consistent with ABS data on these collateral types which is already widely available.

FDIC Quarterly Banking Data – Credit Card and Consumer Loan Charge-offs 2Q22 – 2Q23


4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
3.48%
3.08%
2.48%
2.02%
2.02%
0.97%
0.85%
0.91%
0.60%
0.41%
Charge-off % against $2 trillion in total loan balances
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Credit Card Charge-Offs
Other Consumer Loans

Figure 17 – Consumer charge-off data is trending up sharply and the full impact of rate increases have yet to be felt. These segments have $2 trillion in total outstanding balances. Source: FDIC QBR – Compiles data on every FDIC-insured Institution (4,645 at 2Q23)

Recreation Loans Gross and Net Charge-offs 2Q22 – 2Q23


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
0.56%
1.47%
2.12%
3.29%
1.86%
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Gross Charge-Offs/Total Loans
Net Recoveries/Total Loans
Net Charge-Offs/Total Loans

Figure 18 – Recreation charge-offs are for the Recreation loan portfolio only. They have trended upwards sharply but declined in 2Q23. We will see if this trend holds. Source: Company 10K/10Q.

In the Recreation portfolio, specifically non-prime loans, I see the greatest chance that the causes of the Medallion loan implosion repeating themselves. This includes:

- Underwriting unduly relying on collateral values increasing or staying flat rather than the Borrowers repayment ability, especially given the run up in pricing post-pandemic.
- Computing LTVs on dated collateral values and not accounting for shifting market conditions.
- Extending terms or providing overly lenient repayment options or teasers to accommodate cash-strapped borrowers.
- Not acknowledging the realities of the market, and the vicious cycle of lower demand, higher delinquencies, lower recoveries, increased foreclosures, decreased lender appetite, that can all combine to drive the market lower and lower.
- Not providing comprehensive disclosures to allow investors to gauge the risk and the Company being unwilling to change rapidly with rapidly changing conditions.
- Reliance on 3rd party "brokers" for the loan volume. If lenders want to originate brokered loan volume, they are often price and term takers and if lenders decline to take the price or terms, brokers have no qualms directing subsequent volume to a lender that will.
- Using backward looking assumptions rather than revised forward assumptions. At 2Q23, the Bank was still using a 12-month lookback and had almost identical Recreation prepayment speed and average life assumptions as it was using at FYE21 and FYE22 (1.77% prepay and 41 mo. average life).
    - Fortunately, loss assumptions have ticked up to 242 bps at 2Q23 from 61 bps at FYE21 although I would argue this too is overly optimistic.

One critical difference is that there will be no serendipitous subsidiary valuation increase to offset losses.

Mitigants

- MOST IMPORTANTLY - the Company must avoid reaching for juicier fees and yield through non-prime originations and maintain underwriting discipline. Particularly as net interest margin comes under pressure from prime Home Improvement and prime Recreation originations.

- Tighten lending standards across the board – including cash down, not using inflated collateral values, and reducing maturities. Borrowers should not be set up to fail and need to feel they have "skin in the game".
- Compensation incentives should be changed so they do not result in unintended consequences, e.g. asset growth. Rather include long term incentives like asset quality or interest yields and actually implement claw-backs in the event of asset quality deterioration.
- The Board needs to take its role in risk management seriously and not repeat the mistakes the Board made in 2014 to 2017.
- Track and disclose loan-to-value or loan-to-cost.
- The Company needs to provide disclosures and track its Consumer portfolios much like an ABS servicer/trustee. Robust reporting mechanisms need to be in place that track performance by relevant stratifications (vintage, credit strength etc.) and provide quarterly data on cumulative prepayment rates, defaults, loss given defaults, and collateral valuation trends to name just a few.
- Separately report the performance, yield and underwriting metrics of the Company's prime and non-prime Recreation portfolios.
- Reduce nonprime/sub-prime originations completely and allow run off and explore other risk-reduction approaches including a sale of riskier parts of the portfolio.
- Material modifications (including payment modifications and maturity extensions) should continue to be disclosed but in a better sequential Quarter-over-Quarter ("QoQ") format.
- Servicing should proactively stay in front of borrower distress.
- Adequately reserve for credit losses and performance expectations based on dynamic forward-looking data rather than dated backward-looking data (CECL methodology is still reliant on the accuracy of its inputs).

B. THE HOLDING COMPANY ("HC") AND BANK SUBSIDIARY STRUCTURE

It is important that investors and the Company focus on the constraints of the Bank Holding Company ("BHC")/Bank subsidiary structure. While the Company's Holding Company ("HC") is not subject to federal oversight like a "true" BHC, it has adopted BHC accounting and its relationship with its Bank subsidiary is similar to that of a federally regulated community bank BHC/Bank subsidiary relationship. Like most single-bank subsidiary community BHCs, the HC is reliant almost entirely on dividends up-streamed from the Bank to meet HC operating expenses and to service debt that is held at the HC. There is some cash payment to the HC beyond dividends through intra-company payments for shared operations under a Corporate Services Agreement and Medallion loan servicing, but this amount is relatively small.

For context, debt service will be ~$12.5 million over the next 12 months and HC operating expenses were $18.4 million at FYE22 and averaged $15 million over the last 3 years. This means that the Bank must be sufficiently profitable to upstream ~$25-$30 million over the next 12 months to cover expenses and debt service and this is *after* paying any Bank preferred equity dividends. The Bank has only made an annual profit greater than $30 million twice in the last 10 years, in 2021 and 2022, during unprecedented fiscal and monetary stimulus. Importantly, although the Bank is currently compliant with the 2003 FDIC capital maintenance agreement entered into by the Bank that mandates a minimum 15% Tier 1 Leverage ratio, that could change if asset quality deteriorates. Additionally, FDIC-insured institutions can also have additional distribution restrictions placed on them by regulators that are typically tied to profitability and asset quality, regardless of the Leverage ratio.

Given net income of $69 million and $70 million at FYE21 and FYE22 respectively, the Bank was able to pay annual dividends of $19 million and $20 million to the HC in those periods. The HC also began FY21 and FY22 with cash balances of $33.7 million and $40.5 million. While the HC has other subsidiaries, none are consistently profitable and the Bank has been responsible for ~95% of the consolidated entities' total interest income over

the last 2 years. Therefore, as the Bank goes so goes the Company. The issue is that if the Bank falters, the HC could face liquidity and solvency issues. The Bank's Tier 1 Leverage ratio was 16.03% at 2Q23 (per S&P Capital IQ) which does not allow for much of a margin of error. If future asset quality issues exceed expectations and credit loss reserves, and/or a sustained period of higher funding costs lowers NIM, the 1% margin above the 15% minimum would disappear instantly, impacting dividends to the HC and leaving the Company facing a highly uncertain and risk-averse capital raising environment. This is an issue that faces all regional and community banks. Helpfully, the Company highlights portions of this risk in some of its disclosures. However, I repeat my earlier observation that risk factors should not simply be "box checking" but should spur management to put processes in place to mitigate or overcome those risks. Given the context of a widely publicized rate increase with a Federal Reserve Bank intent on slowing inflation, and the resultant impacts on consumer health and NIM, it is exceptionally difficult to understand why the Bank would continue to repurchase shares and pay dividends. While the May 2022 Cooperation Agreement with an activist shareholder called for these actions, a caveat was "subject to market conditions". I believe that a prudent cash conservation strategy would have been allowable, given the unprecedented rate increases, until the Company had a clearer view of the economic landscape. Instead, the Company lost $32.1 million of cash it may wish it had kept on balance sheet.

Mitigants

- The risk of dividend suspension from Bank to HC when facing an uncertain future, is best mitigated by cash conservation and expense controls.
- The Company should suspend any unnecessary capital outflows (dividends and share buybacks) and increase debt flexibility. Deleveraging in an uncertain and high-rate environment is critical since default probabilities are significantly higher for the Company. The Company can then choose to prudently increase re-leverage if lower rates return and resume dividends or buybacks.
- Proactive provisioning and charge-offs at the Bank can also prevent a sudden expense jolt and earnings hit that might alarm regulators and jeopardize up-streamed dividends.
- Provide adequate disclosures (see Section 4 below) that will increase transparency around the solvency and liquidity of the Holding Company and help investors better evaluate risks and thus lower refinance risk and capital costs.

The Company also has obvious costs it can significantly reduce at the HC.

- Reduce office expenses:
    - Per the Tenth Amendment to the Agreement of Lease between Medallion Bank and Investment Property Group LLC, the Bank's lease expense totaled ~$550,000 for FYE22 for ~20,000 square feet. Per the Second Agreement of Lease between Medallion Financial Corp and Sage Realty Corporation, the Company's lease expense totaled $1.8 million for FYE22 for the entire 8th floor at 437 Madison Ave, NY. At FYE22, Medallion Bank employed 119 people (most of whom are in the Utah location) while the Company employed 33. There is room here for expense reduction.
- Control senior management cash compensation, non-cash compensation and bonuses by tying them back to the long-term health of the Company and reducing redundant executive roles.
- Invest in technology aimed at boosting productivity and reporting thereby reducing SG&A expenses at the HC.
- The HC could also offer more comprehensive loan servicing to save overall costs and increase Bank to HC revenues. Since the entirety of the Recreation portfolio is serviced externally by what appears to be Systems and Services Technologies Inc. and the cost of that servicing is substantial (estimated at ~$9 million at FYE22) and the Company could internalize its servicing.

C. RELIANCE ON SPREAD INCOME AND THE IMPACT OF THE INTENSE COMPETITON

The Company is first and foremost, despite what the compensation peer group might suggest, a lender and is almost entirely reliant on Spread Income as measured by NIM. In this respect, the Company faces the same issues every small (sub-$5 billion) community bank or credit union faces. Ordinarily, a reliance on time deposits, particularly through brokers, was considered an expensive and flighty capital source. That is no longer the case and has benefited the Company over the last 18 months. However, to maintain an adequate NIM the Company must focus on the yield it generates on its earning assets, since its liabilities reprice infrequently. There is a liability maturity wall approaching; ~37% of the CDs outstanding at 2Q23 ($679 million) mature by June 30th, 2024 (see Figure 19). The weighted average life of CDs was 1.7 years at 2Q23 a decrease from 1.86 years at FYE22, indicating a shift to shorter CD maturities over the last 6 months. Examining historical CD repricing and its impact on the overall portfolio, I expect CD rates to average above 3.30% by 1Q24 which is 60 bps above the 2Q23 average (Figure 20). Based on the Company's pricing on new originations in its consumer portfolio, loan yields will not increase but may decrease if there is a prudent shift to a prime customer profile in Home Improvement and Recreation. All this will pressure NIM and reduce profitability in the near term.

CD Maturities and Change in Maturities 2Q23 over FYE22



1,000
900
800
700
600
500
400
300
200
100
0
Millions
Dotted line represents maturities as of FYE22. The Company appears to have focused on shorter duration CDs in 2023, perhaps to reduce funding costs.
<1Yr
1-2Yrs
2-3Yrs
3-4Yrs
4-5Yrs
5-6Yrs
>6 yrs
Deposits
Federal reserve discount window
Retail&privately placed notes
SBA debentures and borrowings
Preferred securities
Total Liabilities at FYE22

Figure 19 –Certificates of Deposit are the Company's largest funding source. ~37% will reprice within 12 months. Given expected rate trajectories the Company will likely see a material increase in its cost of funds as a result.
Source: Company 10K/10Q

Cost of Funds (Period Ending Rate)



9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
7.8%
6.9%
7.1%
7.6%
5.3%
2.7%
3.8%
2.3%
2.9%
2.7%
2.4%
1.9%
1.6%
1.5%
1.2%
1.2%
Dec-21
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Bank Deposits
Retail&Private Placed Notes Rate
NCI/Preferred Equity Dividend (Bank)
SBA Debentures Rate
Preferred Securities Rate

Figure 20 –CD rates have continued to rise dramatically as has floating rate debt at the Holding Company.
Source: Company 10K/10Q

Competition in both Recreation and Home Improvement lending is fierce - entities like Aqua Finance, AppOne, Lending Tree, aggregators for securitization vehicles, commercial banks, various credit unions (who also competed in the Medallion space) - the list goes. Some of the widely used marketplace lending sites both provide loans to and compete with the Company. As an indirect lender without any direct borrower relationships, the Company cannot easily distinguish itself from other lenders and thus charge more for its services. In short, the Home Improvement borrowers, Recreation borrowers, FSPs and dealers are transactional relationships and options are plentiful, particularly in the prime lending space. This will pressure interest income. The rapid technological changes of incumbents and new entrants into the Recreation lending space will also have a meaningful impact on Spread Income. Nimble lending competitors that rely on high productivity and lowered transaction and servicing costs will put an effective “cap” on loan yields and will push other lenders searching for yield and originations to loosen standards or push further down the credit spectrum.

The impact of competition is probably best illustrated by the Company’s own average yield spreads to the comparable risk-free index (see Figure 20). While this represents a blended yield between prime and non-prime, the trend is obvious and illustrates that the company is a “price-taker” as one would expect in a highly competitive space. The data also show that as the consumer and macro outlook has gotten murkier, the Company is getting paid a *smaller* risk-premium. This is likely because consumers are anchored on a certain absolute rate range, regardless of movements in the risk-free rate. Particularly for prime or near-prime customers, dealers and FSPs are unable to push through appropriate rate increases. A reliance on Spread Income is not necessarily a terrible thing but the company would benefit from expanding into Fee Income businesses that are credit-adjacent and that directly build on the experience and skill set at the Company. This would *exclude* businesses like Richard Petty Racing (NASCAR), art dealerships, a professional lacrosse team, media and advertising services that the Company has invested in in the past.

Recreation and Home Improvement Spreads vs 5-year Treasury



Annual
Quarterly
Recreation spreads have narrowed as rates have increased
16%
14%
12%
10%
8%
6%
4%
2%
0%
Dec-20
Dec-21
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Recreation Spread to 5 yr Treasury Yield
Home Improvement Spread to the 5 yr Treasury Yield
5 YR Treasury Yield

Figure 20 – Even as long-, mid- and short-term risk-free yield have increased, the yield spreads on the Company’s consumer loan portfolios have decreased. As the consumer outlook gets murkier, the Company is getting paid less for the risk it’s taking.
Source: Federal Reserve Bank NY and Company 10K/10Q

Mitigants

- Diversify Spread Income revenue stream
  - Pursue a new consumer lending line in earnest – using a different approach than the one taken on the Commercial business and Fintech relationships.
  - Leverage consumer focused skillset and servicing skills in new business lines so personnel do not have re-learn and can apply prior experiences.
- Focus on Fee Income business lines that also utilize the same skill-set and experience of existing Company personnel.
- Maintain pricing discipline and avoid egregious fees/points to originators.
- Avoid sacrificing quality for growth.
- Consistent with the HC/Bank mitigants mentioned above, perhaps bring all external servicing in-house. Technology has revolutionized and cheapened the cost of servicing.
  - For example, is the SST relationship necessary? Does the Company realize that servicing control and servicing data is more critical now than it ever has been.
  - Faced with higher delinquencies, this would also give the Company more control over the borrower experience which can help when negotiating with delinquent borrowers and can enhance customer goodwill.
- Reduce non-core money losing business lines and do not make "empire-building acquisitions" that have previously been enabled by an acquiescent Board.

SECTION 4
IMPROVING DISCLOSURES IN PUBLIC FILINGS

Transparency – particularly in this environment and given the Company's past issues should be a point of focus. It is critical that actionable data is shared quickly and in an easily understood format. Debt and equity markets are already wary of the "other shoe dropping" for commercial and consumer lenders, and a glossy sales pitch that tries to disguise underlying issues will result in merciless punishment. The failures of First Republic, Signature Bank and Silvergate Bank are still in very recent memory, and the constant overhang of commercial real estate and what it might do to the overall lending environment are real concerns. More than ever, honest and useful disclosures are critical for investors to truly understand the health of a business. The Medallion debacle cannot be repeated – there will be no second chances. If management is overly optimistic and the market is aware of the reality, the end will come quickly and short sellers will pounce. While deposit flight may not be as big a concern for the Company, asset quality issues that prevent distributions to the Holding Company, and an inability to access capital markets could quickly sink the Company, or force it sell itself or raise punitively dilutive/expensive capital.

Earnings have been "noisy" for some time now. From 2015 to 1Q18, the Bank Valuation change distorted earnings massively. From 1Q2018 though 4Q20, the Medallion credit quality concerns were finally reflected honestly but they distracted from the strength of the consumer lending segments. Finally, from 1Q21 through to 2Q23, substantial non-recurring and non-core income streams (e.g. $17.4 million in gains from equity investment exits in FYE2021, RPAC/NASCAR related race winnings and expenses, $26.3 million in net Medallion related income from 1Q22 to 2Q23) have distorted performance. I commend the earnings boost from that activity but the Company must accept that it is a valued as highly leveraged consumer lender where small declines in asset quality have massive earnings and capital implications. Investors will not be distracted for long by window dressing if the core consumer business begins to trend downward.

Mitigants/Disclosure suggestions
(In addition to suggestions in Section 3)

- Similar to the Recreation portfolio suggestion in Section 3A, but applied more broadly, the Company should provide disclosures similar in approach and detail to ABS reports – homogenous consumer portfolios are made for this sort of analysis.
- If systems are not in place to provide this level of detail, they should be installed immediately.
- Provide detailed QUARTERLY parent company only disclosures that will increase transparency around the solvency and liquidity of the Holding Company and help investors better evaluate ongoing risks and thus lower refinance risk and capital costs. Any potential default will be at the Holding Company level.
    - The Bank and therefore any dividends or distributions to the Holding Company are subject to rules established by the Utah Department of Financial Institutions and the FDIC.
- Clean up earnings reporting to show core earnings that reflect recurring earnings from the consumer and commercial book.
- Fully disclose material non-recurring expense items. e.g. SEC-related legal fees.
- Fully disclose the exact carrying value of the Medallion and other foreclosed assets in a table format and provide detail by Medallion type, city and quantity.
    - The current carrying value seems conservatively well below recent trades, and while the sale of Medallions is a chance for the Company to manage EPS this should not be the motivation for selling or holding in a period.
    - As mentioned in Section 1.D, the Company is not an equity investor and speculator in Medallion assets – it is a lender and will be valued as such. Gains and provision releases are not core to its business and will be discounted.

- Disclosing exact carrying value will not give away any competitive advantage since the market data is readily available.
- Give more clarity on equity investments through the Commercial Lending segment. Similar to level of detail when the Company was a BDC.

CONCLUSION

The Company has tremendous potential and its consumer business has certainly been a bright spot. However, it will need the right governance and leadership to thrive. Leadership cannot be complacent; competition in the areas the Company operates in is fierce, and consumer lending in general is transforming rapidly, more so in the last 2 years. Leadership needs to surround itself with individuals willing to challenge and push and in turn must be open to being challenged and pushed. This is a public company not a family business. There are balance sheet concerns but they can be mitigated if addressed quickly. There are capital raising concerns but they too can be addressed and mitigated. There will always be a storm on the horizon and what it takes to be successful now is not what it will take to be successful in 5 or 10 years, therefore change needs to be embraced.

Appendix Section

Appendix 1:
LISTING AND DESCRIPTION OF PEER COMPANIES FOR COMPENSATION BENCHMARKING
The 2023 DEF14A lists prior peers and current peers. The Company measures itself against 16 peers currently for short-term incentive cash awards and compensation pay decisions with that group updated for 2022/2023. I have included 5 companies that are no longer included that were primarily used for market perspective on long-term incentive program awards. All peer comparisons in this analysis use the entire 21 company peer set for comparison going back 5 years.

1 ConnectOne Bancorp, Inc.:
ConnectOne Bancorp is a New Jersey chartered bank holding company.
It provides a wide range of banking services through its subsidiary, ConnectOne Bank.
Its services include personal and business banking solutions.
The bank offers a full suite of deposit and loan products.
It caters to small to mid-sized businesses, high net worth individuals, professional practices, and consumer and retail customers.
ConnectOne Bank operates through numerous branches and also provides online banking services.
The company is committed to superior service, cultivating personal relationships, and strong financial performance.

2 McGrath RentCorp:
McGrath RentCorp is a diversified business-to-business rental company.
It operates through four business divisions: Mobile Modular, TRS-RenTelco, Adler Tanks, and Enviroplex.
The Mobile Modular division rents and sells modular buildings to fulfill customers' temporary and permanent classroom and office space needs.
TRS-RenTelco provides rental and sales of electronic test equipment, while Adler Tanks rents and sells containment solutions for hazardous and nonhazardous liquids and solids.
Enviroplex manufactures portable classrooms for public and private schools, parks and recreation departments, and other entities in California.
The company primarily operates in the United States.
McGrath RentCorp is recognized for its customer service, reliability, and expertise in the industries it serves.

3 Encore Capital Group, Inc.:
Encore Capital Group is an international specialty finance company.
It provides debt recovery solutions for consumers across a broad range of assets.
The company purchases portfolios of defaulted consumer receivables at deep discounts to face value.
It then manages them by working with individuals as they repay their obligations and work toward financial recovery.
Encore's success and growth are driven by its sophisticated and widespread use of analytics, its broad investments in data and behavioral science.
The company also focuses on operational efficiencies and legal compliance.
Encore operates through various brand names and subsidiaries across multiple countries.

4 PRA Group, Inc.:
PRA Group is one of the world's largest debt buyers.
The company purchases, collects and manages portfolios of nonperforming loans.
These loans primarily consist of consumer credit card debt and other types of consumer loans.

PRA returns capital to global banks and other creditors to help expand financial services for consumers in North America and Europe.
It also provides a broad range of additional revenue and recovery services to business and government clients.
PRA Group companies collaborate with customers to help them resolve their debt and provide a broad range of additional revenue and recovery services to business and government clients.

5 CURO Group Holdings:
CURO Group Holdings is a technology-driven, short-term consumer lending company.
It operates in three reportable segments: the United States, Canada, and the United Kingdom.
The company provides unsecured installment loans, secured installment loans, open-end loans, and single-pay loans.
It serves underbanked consumers through digital and retail channels.
CURO's products are available online and over the phone, as well as in-person at its storefront locations.
CURO uses its proprietary, advanced decision-making technology and operational expertise to provide a variety of credit products.

6 Consumer Portfolio Services, Inc.:
Consumer Portfolio Services (CPS) is an independent specialty finance company.
It provides indirect automobile financing to individuals with past credit problems, low incomes, or limited credit histories.
CPS serves its customers through a network of automobile dealers.
The company purchases retail installment sales contracts from these dealers for used and new automobiles.
CPS funds these contract purchases on a long-term basis primarily through securitization markets and service the contracts over their lives.
It's committed to the automobile finance sector, providing reliable service to its customers and dealer partners.
CPS maintains a strong commitment to risk management, regulatory compliance, and customer service.

7 Regional Management Corp.:
Regional Management Corp is a diversified consumer finance company.
It provides an array of loan products primarily to customers with limited access to consumer credit.
The company offers small loans, large loans, automobile loans, retail loans, and optional credit insurance products.
Regional Management Corp operates through numerous branches across several U.S. states.
The company's business model relies on centralized and convenient branch locations, personal relationships with clients, and decision-making autonomy at the branch level.
Regional Management's lending model is designed to maintain contact with customers throughout the life of the loan, which helps to minimize losses.

8 World Acceptance Corporation:
World Acceptance Corporation is a small-loan consumer finance company.
It provides short-term small and medium-term larger installment loans, along with related credit insurance products and ancillary services.
The company primarily serves individuals with limited access to other sources of consumer credit, such as banks, credit unions, and other consumer finance businesses.
World Acceptance Corporation operates a large number of branches in the United States and Mexico.
The company focuses on personal service, cultivating relationships with customers, and understanding customers' needs and circumstances.

It uses its proprietary software for its loan processing, underwriting, and collections.

9 Willis Lease Finance Corporation:
Willis Lease Finance Corporation provides aviation services.
It specializes in leasing spare commercial aircraft engines and other aircraft-related equipment to airlines, manufacturers, and overhaul providers worldwide.
The company also provides engine and aircraft storage, testing and consignment services, and asset management services.
Willis Lease Finance operates a diversified leasing portfolio, with a wide array of engine types and airlines.
The company's strategy emphasizes building long-term relationships with major airlines and maintenance providers.
Willis Lease Finance is known for its expertise in the commercial aviation sector, particularly its knowledge of engines and other aircraft equipment.

10 Enova International, Inc.:
Enova is a provider of online financial services to non-prime consumers and small businesses.
The company uses technology to develop innovative financial products and services that meet the needs of underserved consumers and small businesses.
Enova operates several brands, each designed to serve a specific customer or business need.
The company leverages its advanced analytics capabilities to create effective and efficient lending procedures.
Enova's offerings include short-term consumer loans, line of credit accounts, installment loans, and other financial services.
The company is committed to helping hardworking people access fast, trustworthy credit.
Enova's technology and analytics focus helps it to evaluate, underwrite, and fund loans quickly and online.

11 EZCORP, Inc.:
EZCORP provides pawn loans in the United States and Latin America.
The company also sells merchandise, primarily collateral forfeited from pawn lending operations and used merchandise purchased from customers.
EZCORP operates under several brand names.
It offers various products, including jewelry, consumer electronics, power tools, sporting goods, and musical instruments.
The company's strategy focuses on improving the customer experience, increasing the efficiency and effectiveness of its store operations, and expanding its pawn business.
EZCORP strives to offer easy, reliable, and convenient solutions to meet customers' cash needs.

12 Atlanticus Holdings Corporation:
Atlanticus is a financial holding company with investments primarily in businesses focused on providing financial services.
It offers financial technology powered solutions including retail point-of-sale programs, online lending solutions, and credit card programs.
Atlanticus' brands empower its partners to dominate their markets through superior technology and data.
The company serves its customers and partners both in the United States and internationally.
Its goal is to provide a wide array of credit products and services to its customers with exceptional service.

Atlanticus has a commitment to data-driven strategies and innovation.
The company's experience and industry knowledge allow it to create tailored solutions to meet the diverse needs of its business partners and customers.

13 LendingTree
Operates as an online loan marketplace for various financial borrowing needs.
Connects borrowers with multiple lenders to compare loan terms.
Offers a wide array of loan types, including home, auto, personal, and business loans.
Also provides credit cards, insurance, and other financial products.
Primarily serves individual borrowers looking for competitive loan offers.
Generates revenue mainly from fees paid by lenders for leads and loan origination.
Uses technology and algorithms to match borrowers and lenders.

14 Metropolitan Bank Holding Corp.
Community-based bank providing a range of financial services.
Specializes in commercial and retail banking products.
Offers services such as savings accounts, business loans, and treasury management.
Operates in urban and suburban areas, focusing on local communities.
Generates revenue through interest on loans and various service fees.
Emphasizes personalized customer service and community engagement.
Targets small to medium-sized businesses and individual customers.

15 Elevate Credit Inc
Provides tech-enabled credit solutions for non-prime consumers.
Offers short-term loans, installment loans, and lines of credit.
Uses advanced analytics and non-traditional data for credit scoring.
Primarily serves individuals who are underserved by traditional banks.
Operates exclusively online, enabling quick loan application and approval.
Generates revenue through high-interest loans and fees.

16 FinWise Bancorp
A community bank offering a range of commercial and consumer financial services.
Provides standard banking services like checking and saving accounts.
Offers mortgage loans, personal loans, and business loans.
Targets local businesses and residents in its community.
Generates revenue through loan interests and service fees.
Focuses on personalized services and community involvement.

17 The Bancorp Inc
Specializes in providing private label banking and technology solutions.
Offers unique services like prepaid cards and payment systems to retail companies.
Also provides commercial lending and real estate loans.
Targets retailers and businesses looking for specialized financial solutions.
Generates revenue from transaction fees and interest on loans.
Known for innovation in developing custom banking solutions.
Has a variety of partnerships with fintech companies and retailers.

18 Arrow Financial Corporation
Functions as a multi-bank holding company.
Provides traditional banking services including checking, saving, and lending.

Targets both individuals and businesses as customers.
Generates revenue through interest on loans and investment income.
Operates multiple subsidiaries to cater to various financial needs.

19 Oportun Financial Corp
Focuses on providing affordable financial services to underserved communities.
Offers products like personal loans, auto loans, and credit cards.
Uses alternative data for credit assessments, serving those with little or no credit history.
Targets low-income individuals and recent immigrants.
Operates online and through physical retail locations.
Generates revenue through interest rates and fees.
Known for high-risk, high-reward business model, serving a usually neglected market.

20 LendingClub Corp
Operates as a peer-to-peer lending platform.
Connects individual borrowers with individual or institutional investors.
Offers various loan types including personal, auto, and business loans.
Provides a platform for investors looking for alternative investment opportunities.
Generates revenue by charging service fees from both borrowers and lenders.
Known for pioneering the peer-to-peer lending model.
Faces regulatory challenges but remains a major player in the online lending space.

21 MoneyLion Inc.
A financial technology company offering a mobile banking platform.
Provides personal finance products like loans, investment advisory, and financial tracking.
Targets tech-savvy individuals, particularly millennials.
Offers membership programs with various financial wellness tools.
Generates revenue from membership fees, loan interests, and advisory fees.
Rapidly growing, with continuous expansion into new financial services.

Medallion Financial Corp's recent debt maturity and what it reveals about leadership

March 6th, 2026

ZimCal Asset Management | BIMIZCI FUND

What we see

Medallion Financial is struggling to access capital markets because governance failures and poor decision-making have hurt investor confidence

Key points:

- **MFIN could not refinance $31.25 million** of HoldCo debt before its maturity on 02/26/26
- This signals capital markets' wariness of management and the board
- We believe **MFIN will raise capital** because it has depleted its holding company cash reserves - but terms will not be favorable
- We know MFIN desires an investment grade rating on its senior unsecured debt issuance, we think **that this is impossible** under the status quo, limiting the pool of potential lenders
- Poor leadership and business decisions have limited growth and valuation multiples
- This is **fixable** and investor interest can be restored

Why do we care?

$15+ MILLION	We own $15+ million in par preferred securities and common equity in Medallion that we believe would be worth several million dollars more if Medallion was run the RIGHT way with the RIGHT leadership
5 YEARS	We invested 5 YEARS AGO, when Medallion had a $41 MILLION YTD LOSS through 3Q20 with the stock dropping to $1.32 in July 2020. Most wouldn't go near them but we saw the potential and our investment has done well BUT could be much better
ZERO ACCOUNTABILITY	In 16 years of investing, **we've never pressured a public company to improve**, and prefer working WITH management teams BUT we've also never seen a company President sued for securities fraud and lying to auditors, and not held accountable by the board
SAY NOTHING CHANGE NOTHING	Without us saying something, Medallion won't change, investors will stay skeptical, multiples won't improve and its President (now CEO) won't give up his tens of millions in compensation, his company car, his driver, country club membership etc. – all paid for by stockholders

What's the latest example of terrible management decision-making?


STOP

$31.25 million in debt issued by MFIN's holding company (not the Bank) matured 02/26/26. MFIN couldn't find anyone willing to lend it money before maturity

In Sept 2024, we warned the Board that "[a]s long as MFIN lacks credibility, its growth opportunities will be capped due to restricted access to capital markets."


WARNING

In our last presentation we said, "Bank preferreds [equity] raise overall risk substantially, including pushing up to covenants in MFIN's senior notes, raising debt costs and possibly jeopardizing [MFIN's] debt ratings"



MFIN announced on **March 2nd, 2026** that it had repaid its notes at maturity. Since no debt terms were announced, this must have been paid using cash balances

Poor choices by MFIN’s leadership have limited potential lenders


Other lenders (small)
Insurance companies (large)
FDIC-insured lenders (small)
MEDALLION
FINANCIAL CORP

Egan-Jones has historically MFIN’s debt issuances but are being viewed with muc skepticism

Over $30 million in extra, structurally senior preferred equity negatively impacted the risk profile of Medallion

MFIN’s poor choices have investment grade rating dif unsecured debt, limiting th possible lenders - specifica

A poor rating, or lack of one, would be a negative for MFIN’s outstanding debt

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

MFIN's depleted cash balances will have to get replaced

Parent Company Statements of Cash Flow Pro Forma (Most Recent Data Available)

	Annual 10K Actual 12/31/24	ADJUSTMENT	Annual Pro Forma 12/31/24
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income/net decrease in net assets resulting from operations	35,878	0	35,878
Net cash used for operating activities	(24,709)	0	(24,709)
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash provided by investing activities	27,788	0	27,788
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from funds borrowed	10,000	0	10,000
Repayments of funds borrowed	(3,000)	(31,250)	(34,250)
Treasury stock repurchased	(4,606)	0	(4,606)
Dividends paid to shareholders	(9,394)	0	(9,394)
Payment of withholding taxes on net settlement of vested stock	(944)	0	(944)
Proceeds from the exercise of stock options	259	0	259
Net cash (used for) provided by financing activities	(7,685)	(31,250)	(38,935)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS EQUIVALENTS	(4,606)	(31,250)	(35,856)
Cash and cash equivalents, beginning of period	31,001	0	31,001
Cash and cash equivalents, end of period	26,395	(31,250)	(4,855)

Source: Medallion Financial 2024 10K. Parent Co./HoldCo financial statements are only provided once a year in MFIN's 10K. 2025 10K has not been filed.

Using MFIN's most recent HoldCo CASH FLOW data (FYE24) we can see what the impact of the $31.25 million debt payment would have been on **cash balances.**

We believe cash flows were similar in FYE25 and 1Q26, so **Medallion will be cash flow negative** and will need to **take more from the Bank, or raise debt or equity.** MFIN cannot earn enough to replace the cash AND grow its loans

Let's Zoom in on how the HOLDING COMPANY covers its cash outflows

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

How cash moves inside Medallion *(annualized data as of 3Q25)*

Bank Stockholders' Equity - $340MM
Q Dividend paid to the HoldCo - $6MM

= **$24 million/yr PLUS**

~$4 million/yr (other)

−

HoldCo Operating Expenses
Q Expenses - $4.4 MM

Senior Loans - $147MM
Q Interest Expense - $3.2MM

Trust Preferred Securities - $33MM
Q Interest Expense - $0.6MM

Stockholders' Tangible Equity - $228MM
Q Dividend to stockholders - $2.8MM

= **$44 million/yr**

$ -16 million/yr P&L DEFICIT (estimated)

The $31.25 million in matured debt was issued by the HoldCo **NOT** the Bank. It was paid after ALL these outflows

Recall: Medallion Bank (95% of MFIN) is a separate entity regulated by the FDIC. It must maintain a **minimum 15% leverage ratio** (tier 1 equity/total assets). **Medallion Financial is the HOLDING COMPANY and 90% of its "revenue" is from Medallion Bank dividends**. This is essentially the **only way profits** from the bank can flow to the HoldCo. It doesn't matter how much profit the bank makes, what matters is the allowable amount of the upstreamed dividend. Regulators control all capital movements and can stop dividends to the HoldCo in times of stress - which would lead to a catastrophic default. The bank **cannot pay dividends to its holding company** if its leverage ratio is below 15% or if it doesn't pay its preferreds

Source: Medallion Financial 10K/Qs

So what happens now?

Medallion will need to raise debt or equity - and we believe it will do so soon with expensive rates/terms

- When investors make decisions, they have a lot of choices and integrity in leadership **AND** strong performance matters
- For investors that do their homework, it is a huge risk lending to an illiquid, SEC-tainted company like MFIN when they have so many other options. This view can be DIRECTLY traced back to the decisions by MFIN's directors and management
- SEC fraud stink is insurmountable for any CEO/President. You must read the brutal denial of Medallion's motion to dismiss, by Judge Kaplan, **here** so you understand the extent of how bad it really was (or ask Chat GPT to summarize it)
- The board should be looking out for stockholders but is controlled by the Murstein family and their friends - **avg. director tenure is 18 years, 3 of 8 directors are members of the Murstein family, 5 of 8 are 80 or older**. If Murstein wants to run Medallion like a family business and pay himself $6, $7, $10+ million, he should take Medallion private
- There are no CEOs/Presidents we are aware of in the Russell 2000 that have kept their roles after an SEC fraud lawsuit against them - especially with poor loan growth, little stock appreciation and weak **core earnings**
- Medallion's core business profits are declining, held back mostly by excessive corporate overhead and debt that **Medallion Bank is forced to cover**. It can't earn back the cash AND grow its balance sheet, so will need to raise debt or equity

Medallion has destroyed valuation multiples since 2013

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

We think Medallion stock could be worth at least 50% more in the near-term and much higher in the long-term but ONLY with strong, innovative leadership and a tech-first business plan

MFIN Price and Price to Tangible Book Value - Year-Ending 12/31/13 to 3Q25



$16
$14
$12
$10
$8
$6
$4
$2
$0
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
$14.35
P/TBV rose here after TBV fell to $30 million after $293 million (net) in cumulative taxi medallion charge-offs
$10.10
1.32x
1.00x
SEC fraud lawsuit filed
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Stock Price
Price/Tangible Book Value

Source: FDIC UBPR and S&P Capital IQ - MFIN stock peaked at $17.74 on 11/19/13 and YEAR-END TBV peaked at ~$270 million

$15.00 ?

In 2026

1.30x P/TBV ?

Improved core profits, better strategy and multiple expansion would turbocharge the stock price

MFIN market cap is at or below TBV and analyst profit and revenue expectations in 2026 are weak. Thanks to management, MFIN stock is down 40% from its 2013 peak AND TBV is also below its 2013 peak

What can Medallion do to attract investors?

It's easy to criticize and not provide solutions. We HAVE PROVIDED solutions several times over the last 3 years. We even gave the board a 35-page **plan**. They refused to listen.
The following list is not exhaustive - but it shows a few no-frills, basic things that need to be done

- It all starts at the top - Medallion needs good governance and decision-makers looking out for stakeholders not themselves
- **Investors need to trust that good decision-makers are in charge**, ready to thrive in a rapidly changing world
- If the board and management don't want to listen, adapt and improve - they can sell the bank subsidiary to someone who will
- **If the Mursteins want to continue paying themselves $8, $9, $10+ million EACH YEAR**, and treat the company like their personal piggy-bank, they should take Medallion private. Then they can do whatever they want
- Major tech investment is CRITICAL. We go into all the ways Medallion should be investing and using technology **here**
- The Medallion Bank subsidiary is a tremendous platform with a lot of potential
- Management shouldn't get participation trophies – they should get thrown out if they're bad and get paid well if they're good
- Incentives need to reward the right behavior and the board needs to hold management accountable
- Bonus goals should not be laughably easy and instead should be tied to long-term value creation in Medallion's **core businesses**
- Base salaries should be much lower ($500,000 is a reasonable cap for **ALL EXECUTIVES)** with bonus compensation multiples higher but tied to both strong, sustainable performance and valuation increases **OVER TIME** (e.g. more options, less cash and stock grants)
- Stop the fat 3-year employment contracts and multi-million change-in-control payments to executives that entrench them
- The holding company and its excessive expenses need to stop being a **PARASITE** on the back of the reliable Bank subsidiary
- The entire board should be up for re-election every year so stockholders can vote them out if they're not doing their job
- The board needs independents – not friends and family - with a lower average age and relevant consumer and tech experience
- The board should exercise its clawback authority and return excessive executive bonuses to its shareholders

This last point is worth repeating

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

The board should exercise its clawback authority and return excessive executive bonuses to its shareholders

- The board is allowed to clawback bonuses for “detrimental conduct” - which the issues in the SEC lawsuit clearly were
- This simple act would not only **add ~10% to market cap** and reward stockholders, but would also **show accountability and integrity**

Conclusion

ZimCal Asset Management | BIMIZCI FUND

MEDALLION MUST:

Install strong leadership

Restore trust

Hold executives accountable

Be upfront with investors

Implement common-sense improvements

… and valuation will increase

About ZimCal Asset Management and its Affiliates

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.
ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization in investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.
ZimCal usually works in collaboration with bank leadership teams and if required, but on very rare occasions, will insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Important Information and Disclaimer

ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund, LLC, and Warnke Investments LLC (collectively, "ZimCal" or "we"), are, directly or indirectly, owners of securities of Medallion Financial Corp. (the "Company"). ZimCal currently beneficially owns shares of common stock and Trust Preferred securities. You should assume that ZimCal may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. We are not currently engaged in any solicitation of proxies from stockholders of the Company. ZimCal intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and Board. As ZimCal deems necessary, ZimCal will assert its stockholder rights.

Except as otherwise set forth herein, the views expressed reflect ZimCal's opinions and are based on publicly available information with respect to the Company. We recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with our conclusions. ZimCal reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. We disclaim any obligation to update the information or opinions contained herein.

The information herein is being provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security.

Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.


MEDALLION
FINANCIAL CORP
FINTECH

Successful Business Transformation Driven by the Right Strategy and the Right Board

May 2024

Important Information

Forward-Looking Statements

Please note that this presentation contains forward-looking statements that involve risks and uncertainties relating to business performance, cash flow, net interest income and expenses, other expenses, earnings, growth, and growth strategy of Medallion Financial Corp. (“us,” “our,” the “Company,” or “Medallion”). These statements are often, but not always, made using words or phrases such as “will” and “continue” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These statements relate to future public announcements of our earnings, the impact of the pending SEC litigation, expectations regarding our loan portfolio, including collections on our medallion loans, the potential for future asset growth, and market share opportunities. Medallion’s actual results may differ significantly from the results discussed in such forward-looking statements. For example, statements about the effects of the current economy, whether inflation or the risk of recession, operations, financial performance and prospects constitute forward-looking statements and are subject to the risk that the actual impacts may differ, possibly materially, from what is reflected in those forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond Medallion’s control. In addition to risks relating to the current economy, a description of certain risks to which Medallion is or may be subject, including risks related to the pending SEC litigation, please refer to the factors discussed under the heading “Risk Factors” in Medallion’s 2023 Annual Report on Form 10-K.

Important Additional Information and Where to Find It

Medallion has filed its definitive proxy statement, accompanying BLUE proxy card and other relevant documents with the SEC in connection with the solicitation of proxies for Medallion’s upcoming 2024 Annual Meeting of Shareholders. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING MEDALLION’S DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, copies will be available at no charge by visiting the “Investor Relations” section of Medallion’s website at www.medallion.com, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.

Table of Contents

Executive Summary

Board and Management Delivering Significant Value

Our Board and management have successfully transformed the Company into a growing consumer lending business	• From the Company's roots as a taxi medallion lender, **our Board and management have successfully transformed the Company into a growing consumer lending business**, recovering from the evisceration of taxi medallion lending from ridesharing apps • **We have delivered significant value for shareholders through:** – **Record Earnings**: In 2023, we had the ***highest*** **total net income** and ***highest*** **annual earnings per share** since our initial public offering in 1996 – **Business Growth**: During 2021 through 2023, we **increased our loan amounts by 80%** – **Capital Return:** Since 2022, we have **returned over $36 million to shareholders** through dividends and share repurchases, including reinstating our quarterly dividend and raising it • Reflecting this business transformation, our **total shareholder returns for 1-, 3-, and 5-year periods significantly exceed our peers** (see next slide)
Our Board is fit for purpose and our nominees have the right skills and experience to oversee continued value creation	• Our Board has the **right mix of skills, experience, and perspectives, together with a balance of institutional knowledge and fresh views**, to oversee the successful transformation of our business and continued value creation • Our Board thoughtfully approaches refreshment, with **three independent directors added in the last four years** and all independent directors added in the last seven years • In 2022, our Board appointed Brent Hatch as our first Lead Independent Director • Our nominees **bring significant relevant experience and a mix of tenures and perspectives to our Board:** o Robert Meyer brings nearly 40 years of proven executive leadership in the banking industry o David Rudnick brings a differentiated perspective from commercial operations leadership, together with governance experience in the banking industry

Medallion is Delivering Strong Results for Shareholders and Outperformance v. Peers

Together with the management team, the Board has successfully delivered substantial value to shareholders, outperforming the median total shareholder return of our peers[1] over 1-, 3- and 5-year periods

Total Shareholder Return based on unaffected share price[2]			
	1-year	**3-year**	**5-year**
Medallion Financial Corp.	22.52%	15.84%	25.95%
Median TSR of 2023 Compensation Peer Group	19.49%	-22.33%	0.33%

Total Shareholder Return based on fiscal year-end[3]			
	1-year	**3-year**	**5-year**
Medallion Financial Corp.	44.00%	118.51%	128.29%
Median TSR of 2023 Compensation Peer Group	6.37%	3.26%	13.06%

1. Per group selected and approved by the Compensation Committee as a reference for the 2023 short-term incentive cash awards and 2023 compensation program and pay decisions. See proxy statement filed by Medallion Financial Corp. on April 29, 2024, for full list of peers.
2. Measured as of April 9, 2024, the last full trading day prior to the first public announcement by ZimCal of its campaign against the Company.
3. Measured as of December 31, 2023, the Company's fiscal year-end.

Stephen Hodges Would Jeopardize Our Continued Growth Strategy

Mr. Hodges is primarily a debtholder and launched this fight after the Company declined to repurchase his debt at above-market prices	• Mr. Hodges is **primarily a debtholder of the Company**, and only purchased a small number of shares in recent months, and **does <u>not</u> share the same interests as other shareholders** • He holds $15 million par value of trust preferred securities (a form of subordinated debt) (TruPS) and only 0.3% of our outstanding common stock (appx. $550,000 market value) • Mr. Hodges' debt position creates an **obsession with downside risk** that is **misaligned with our shareholders' upside:** *"[B]eing a creditor means that **our upside is capped while our downside is not**, so we are particularly sensitive to the potential risks in a rapidly changing economic environment*" – Excerpt from email from Stephen Hodges to Andrew Murstein, December 12, 2023 [1] • Mr. Hodges demanded that the Company choose from four "outcomes": two variations on **repurchasing his debt at above-market prices**, **appoint himself and his other unqualified nominee**, or **face a proxy contest this year and every year afterwards**
Mr. Hodges' campaign is not warranted	• Mr. Hodges' "five step plan" has **<u>no actionable benefits for the Company</u>**: **no change is needed** and based on his statements **Hodges would only bring negative change that could derail the Company's continued value creation if he and his nominee were elected**
Mr. Hodges and his other nominee bring conflicts of interest, but not relevant skills	• **<u>Neither</u> Mr. Hodges nor Judd Deppisch has the relevant skills to be a director, and <u>both</u> bring severe conflicts of interest** – <u>Mr. Hodges</u> has **no consumer or commercial lending, senior leadership, or public company governance experience** – <u>Mr. Deppisch</u> **works for a competitor** (Nelnet Financial Services, parent of Nelnet Bank) and has **limited consumer or commercial lending experience and <u>no</u> public company governance experience**

1. Emphasis added.

Board and Management Successfully Executed Business Transformation and Continue to Create Value

Transformed Company From Taxi Medallion Lending Roots

1996
MFIN Initial Public Offering

1998
Diversification of business begins with acquisition of Capital Dimensions, now known as Medallion Capital

2004
Recreation lending begins with the purchase of $84M portfolio of loans collateralized by recreational vehicles

2012
Home improvement lending begins with goal to provide prime credit contractors with affordable financing

2015
Stopped originating new taxi medallion loans in July 2015

2016
As a result of Company efforts, consumer loan portfolio exceeds taxi medallion loan portfolio for the first time

2018
MFIN de-BDCs to invest additional capital to grow bank and consolidate earnings

2020
Taxi medallion loans put on non-accrual



A TRANSFORMED LOAN PORTFOLIO
(in millions)
Recreation Loans
Home Improvement Loans
Commercial Loans
Taxi Medallion & Other Loans
Loan Portfolio at YE 2018
$183
$184
$64
$587
Recreation Loans ▲ 128%
Home Improvement Loans ▲ 316%
Commercial Loans ▲ 80%
Taxi Medallion & Other Loans ▼ 98%
Loan Portfolio at YE 2023
$761
$4
$115
$1,336

Now a Leading Specialty Lender

Medallion has successfully transformed from its historic taxi medallion lending business to its current consumer lending business, with total assets of $2.6 billion as of March 31, 2024[1]

Primary Business Lines	Other Businesses	Our Differentiation
Consumer Lending – Recreation: **$1.4B of loans** • Growth-oriented, focused on originating prime and non-prime recreation loans • Increased weighted average FICO score from 642 in 2018 to 683 in 2023[2] **Consumer Lending – Home Improvement:** **$752.3M of loans** • Flexible customer financing for home improvement projects and a variety of promotional loan options • Maintained weighted average FICO scores of 759 in 2018 to 764 in 2023[2] **Commercial Lending:** **$106.6M of loans** • Senior and subordinated loans to finance either the purchase of equipment and related assets to open a new business or the purchase/improvement of an existing business • Equity component in most deals	**Taxi Medallion Lending** • Net assets of $10.8M, representing less than 1% of our assets • $3.1M of cash collections **Strategic Partnership Program** • Evaluating and launching new partnerships to grow originations	**Delivering Shareholder Value** • Quarterly dividend of $0.10/share • Repurchased 264,160 shares for $2.1M **High Net Interest Margin** • 8.10% on gross loans • 8.39% on net loans **Return Profile (2023 Full Year)** • ROE – 17.33% • ROA – 2.51%

1. Unless otherwise noted, all financials are for the quarter ended March 31, 2024.
2. Measured at the time of loan origination.

Significant Portfolio Growth

Recreation | Home Improvement

Loan Portfolio Growth ($M)



CAGR: 17%
722.4
799.0
965.3
1,183.5
1,336.2
2019
2020
2021
2022
2023



CAGR: 32%
247.6
334.2
436.9
626.4
760.6
2019
2020
2021
2022
2023

Overview of Portfolios[1]



Other[2]
27%
RVs
54%
Boats
19%

Wtd. Avg. FICO[3]
683

Avg. Loan Size
~$20k

Wtd. Avg.
Remaining Term
10 years



Other[4]
26%
Roofing
41%
Windows
13%
Swimming pools
20%

Wtd. Avg. FICO[3]
764

Avg. Loan Size
~$20k

Wtd. Avg.
Remaining Term
12.3 years

1. Financial data as of December 31, 2023. Loan balances reported gross of reserves.
2. Includes trailers, collector cars, and boat motors.
3. The weighted average origination FICO scores of loans outstanding.
4. Includes basement refinishing, basement waterproofing, and kitchen/bath remodel.

Business Transformation is Delivering Strong Results for Shareholders and Outperformance v. Peers

Medallion has delivered strong operational results following its transformation into a growing consumer lending business[1]

Generated over $153 million of earnings over the past three years	Returned over $36 million to shareholders in the form of dividends and stock repurchases over the past three years	Collectively increased recreation, home improvement and commercial loans by 80% over the past three years
In 2023, generated the highest total net income and highest annual earnings per share since our IPO in 1996	Reinstated quarterly dividend and raised it to $0.10 per share	Reduced taxi medallion and other loans by 98% over the past five years

These strong operational results have resulted in the Company outperforming the median total shareholder return of peers 1-, 3- and 5-year periods[2]

Total Shareholder Return based on unaffected share price[3]			
	1 year	3 year	5 year
Medallion Financial Corp.	22.52%	15.84%	25.95%
Median TSR of 2023 Compensation Peer Group	19.49%	-22.33%	0.33%

Total Shareholder Return based on fiscal year end[4]			
	1 year	3 year	5 year
Medallion Financial Corp.	44.00%	118.51%	128.29%
Median TSR of 2023 Compensation Peer Group	6.37%	3.26%	13.06%

1. As of December 31, 2023, the Company's fiscal year end.
2. Peer group selected and approved by the Compensation Committee as a reference for the 2023 short-term incentive cash awards and 2023 compensation program and pay decisions. See proxy statement filed by Medallion Financial Corp. on April 29, 2024, for full list of peers.
3. Measured as of April 9, 2024, the last full trading day prior to the first announcement by ZimCal of its campaign against the Company.
4. Measured as of December 31, 2023, the Company's fiscal year end.

Focused on Continuing to Execute on Our Strategic Plan

1 **Continue growing high-return, scalable, and strong cash-generating business model**	• Leveraging our significant sector expertise to drive excellent asset quality and strong portfolio of higher credit-level borrowers[1] • Further expanding our leadership in large and growing addressable markets and our robust distribution network of dealers, contractors, and financial service providers (FSPs)
2 **Drive even greater profitability from enhanced operational efficiency**	• Continuing to reduce operating costs, building on reduction from 54% of net interest income in 2019 to 40% in 2023—a 26% improvement • Regularly reviewing and optimizing our footprint and headcount • Leveraging existing operations to support business growth • Continuing to make targeted investments in technology to support growth and profitability
3 **Continue prioritizing return of capital to shareholders as part of balanced capital allocation approach**	• Utilizing greater earnings and profitability to prioritize return of additional capital to investors. In the past 3 years, Medallion has: – Reinstated quarterly dividend and raised it to $0.10 per share – Returned over $36 million to shareholders via dividends and stock repurchases

1. At time of loan origination.

Highly Experienced Management Team

- The management teams at Medallion and its subsidiaries have relevant, deep experience and key relationships in our industry
- Deep experience in the financial services industry equipped the management teams at Medallion and its subsidiaries to proactively develop and successfully execute on the strategy to move to consumer lending and away from taxi medallion lending

MEDALLION FINANCIAL CORP



Alvin Murstein
Chairman & CEO



Andrew Murstein
President & COO



Anthony Cutrone
EVP & CFO



Marisa Silverman
EVP & General Counsel



Thomas Munson
EVP & Chief Credit Officer

Medallion BANK



Donald S. Poulton
President & CEO



Justin Haley
EVP & CFO



Steven Hannay
EVP & Chief Lending Officer

MEDALLION CAPITAL



Stephen Lewis
President



Aaron Price
SVP

Years of Experience in Financial Services

- 10 years
- 5 years

Prudent Management of Consumer Credit Risk

Proven Underwriting

- While management continues to modernize underwriting practices, our practices have remained fundamentally consistent, providing a long-term view of underwriting effectiveness.
- Both Recreation and Home Improvement segments utilize statistically valid underwriting scorecards that facilitate underwriting automation using proven credit metrics.
- Significant focus on increasing weighted average FICO score of Recreation portfolio and maintaining high weighted average FICO scores of Home Improvement portfolio. Weighted average FICO scores for our loan portfolios[1] between 2018 and 2023:

Legend: Non-Prime; Prime; Super-Prime

	2018	2023
Recreation	642 (Non-Prime)	683 (Prime)
Home Improvement	759 (Super-Prime)	764 (Super-Prime)

Sound Judgement

- Lending policies and procedures incorporate both data-driven insights and the quality of judgment derived from decades of consumer lending experience.

Lender Protections

- Management has maintained traditional lender protections.
- All loans are secured by the goods purchased, and lending processes include prudent stops and verifications.

Rigorous Portfolio Monitoring

- Credit management performs thorough and regular analyses of loan portfolios and underwriting, credit performance, loan quality, collateral mix, and concentrations.

1. At time of loan origination. Data as of year-end.

Our Board is Fit for Building Upon Our Successful Growth Strategy

Our Board is Fit for Building Upon Our Successful Growth Strategy

Medallion's Board has overseen the successful transformation of our business through the right mix of skills, tenure, and perspectives, and has been assembled through thoughtful and regular refreshment

Thoughtful Governance Practices

Created Lead Independent Director role in 2022	20% of shareholders can call special meetings
Robust stock ownership guidelines for directors	Highly engaged board, with 13 formal meetings in 2023 and >99% attendance across all directors
Responsive to shareholder feedback	Cooperation agreement with activist in 2022

Effective Mix of Tenures Underpins Success

Refreshed independent perspectives that provide new ideas and rigorous oversight…

- All independent directors have joined the Board since 2017 (3 within past 4 years)

…Together with deep institutional and industry knowledge that has driven the Company's transformation

- Our three non-independent directors have been key drivers of the Company's consumer lending transformation strategy



4.4 yrs
Avg. independent director tenure
13.1 yrs
Avg. director tenure
3
2
1
2
Greater than 7 Years
6 - 7 Years
3 - 5 Years
0 - 2 Years

Our Board has the Right Mix of Skills and Perspectives



John Everets
Independent Director

- Partner at Arcturus Capital
- Former Chairman of the Board and Chief Executive Officer of the Bank of Maine
- Director of Eastern Company (NYSE: EML)
- Brings extensive financial and leadership experience



Cynthia Hallenbeck
Independent Director

- CEO of Alercyn, Inc., a private consulting firm
- Former CFO of Citigroup's treasury department
- Former director of Walker & Dunlop (NYSE: WD)
- Brings over 30 years of financial management experience



Brent Hatch
Lead Independent Director

- Founding partner of Utah-based law firm
- Former Deputy Assistant AG at DOJ and Associate White House Counsel
- Brings valuable legal experience and financial expertise



Robert Meyer
Independent Director

- Former EVP and Chief Commercial Lending Officer at Valley National Bancorp from 1997-2016 and President/CEO of two other banks
- Nearly 40 years of proven executive leadership in the banking industry



Alvin Murstein
Chairman & CEO

- CEO since 1996
- 60+ years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions
- Shareholder perspective (owns 7.9% of outstanding shares)[1]



Andrew Murstein
President & COO

- President since our inception in 1995
- 30+ years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions
- Shareholder perspective (owns 10.8% of outstanding shares)[1]



David Rudnick
Director

- Brings a differentiated perspective as an experienced commercial operator and real estate and private equity investor
- Previously Director of West Side Federal Savings & Loan Association, the largest savings and loan association at the time (and now part of Citibank)



Allan Tanenbaum
Independent Director

- Of Counsel to Taylor English
- General Counsel and Managing Director of Equicorp Partners, LLC
- Director of Designer Brands Inc. (NYSE: DBI)
- Brings valuable board governance experience

Joined Board since 2020

Please refer to the appendix for detailed biographies of all of our directors

1. Includes vested unexercised stock options as of record date for annual meeting.

Directors' Skillsets are Relevant for Our Business and Fit for Public Company Governance

	Experience Critical for Continued Business Success					Skills Critical for Governance and Oversight			
	Consumer Lending	Commercial Lending	Banking Industry	Non-Financial Services	Risk Mgmt.	Senior Leadership Experience	Finance & Accounting	Regulatory/ Legal	Other Public Board
John Everets	✓	✓	✓		✓	✓	✓	✓	✓
Cynthia Hallenbeck		✓	✓	✓	✓	✓	✓	✓	✓
Brent Hatch				✓	✓	✓	✓	✓	
Robert Meyer	✓	✓	✓		✓	✓	✓	✓	
Alvin Murstein	✓	✓	✓		✓	✓	✓		✓
Andrew Murstein	✓	✓	✓		✓	✓	✓		
David Rudnick			✓	✓	✓	✓	✓	✓	✓
Allan Tanenbaum				✓	✓	✓		✓	✓
Total MFIN Board	4 of 8	5 of 8	6 of 8	4 of 8	8 of 8	8 of 8	7 of 8	6 of 8	5 of 8

Medallion's Nominees Bring Relevant Skills and Proven Leadership



Robert Meyer *Brings Extensive Banking Expertise*

- Mr. Meyer brings **nearly 40 years of proven executive leadership in the banking industry**, including:
- 20 years as **Chief Commercial Lending Officer** at Valley National Bancorp
- 6 years as **President and CEO** of Midland Bancorporation and Midland Bank and Trust
- 5 years as **President and CEO** of First Jersey National Bank/Central
- As Chief Commercial Lending Officer at Valley National, Mr. Meyer led **a vast scope of lending activities relevant to the Company**, including commercial and community lending
- As **Chair of the Audit Committee**, Mr. Meyer is one of the most critical contributors to our Board



David Rudnick *Brings Differentiated Perspectives*

- As the **former CEO of Rudco Industries**, then one of the largest printed check manufacturers in the US, and a **longtime owner and manager of commercial real estate as CEO of Rudco Properties**, Mr. Rudnick brings an **experienced commercial operator's view of the economy, our commercial customers, and our lending practices**, diversifying the Board's financial services experience
- In addition to his commercial expertise, Mr. Rudnick brings **banking governance expertise** from his roles as a former director of **the West Side Federal Savings & Loan Association and Chelsea National Bank**
- Mr. Rudnick has been a **critical leader in our successful transformation as Chair of the Investment Oversight Committee**, which oversees the non-core managed loan portfolio and the Company's strategic efforts

Executive Compensation is Fully Aligned with Interests of All Medallion Shareholders

Executive Compensation is Fully Aligned with All Shareholders

Medallion's executive compensation programs are purpose-built to:

- Attract, motivate, reward, and retain the colleagues who lead our business
- Align the interests of our executives with those of the Company's shareholders
- Promote a culture of integrity and accountability
- Enhance shareholder value

We value shareholder feedback, encourage shareholders to provide feedback on our executive compensation practices, and have updated our programs following that engagement

Total Compensation Structure

Our annual short-term incentive plan and long-term incentive program align our compensation practices with the market, orient and drive behavior for our executives, enhance executive performance, and prioritize shareholder interests

Base Salary	Short-Term Incentive Plan	Long-Term Incentive Program
Competitive base salary to attract and retain highly skilled executive talent	Cash incentive rewarding annual corporate performance, utilizing a scorecard approach with defined factors and qualitative goals in order to measure performance	50-50 mix of time-based restricted stock and performance-based stock units to align the interests of our named executive officers with those of our shareholders

We Follow Compensation Best Practices

- Stock Ownership Guidelines
- Compensation Recoupment Policy
- Independent Compensation Consultant
- Code of Ethics
- No Repricing of Stock Options without Shareholder Approval
- No Payment of Dividends on Unvested Awards

Executive Compensation Evolved in Response to Shareholder Feedback

After support for say-on-pay dropped in 2020, the Company listened to shareholders and made changes that have won shareholder support



Say-on-Pay Approval[1]
Approval (%)
100%
90%
80%
70%
60%
83%
70%
76%
90%
2019
2020
2021
2022
Compensation Year

Recent Enhancements to Our Compensation Programs[1]

2019	2020	2021	2022	2023
• Began to develop and implement more performance-based metrics in determining annual cash bonuses • Added stock options to the Long-Term Incentive Program	• Because of significant disruptions related to the COVID-19 pandemic, performance measures evaluated in a holistic manner	• Since 2021 was dedicated to executing on strategic initiatives, performance measures evaluated holistically rather than weighted individual factors, like financial results & strategic initiative execution	• Short-Term Incentive Plan used to provide annual cash award based on achievement of pre-determined financial and operational goals utilizing scorecard goals and metrics	• Approved grant of 50-50 mix of time-based restricted stock and performance-based stock units • Long-term incentive target payout opportunity expressed as percentage of annual base salary for the grant of performance stock units for the 2023-2025 period

1. By compensation year.

Hodges is Not Aligned with Shareholders and Would Jeopardize Momentum from Our Successful Growth Strategy

Hodges Could Profit More from a Debt Buyout than from Increases in Our Stock Price

Mr. Hodges is principally a debt investor and holds nearly his entire investment in Medallion in debt

- Holds $15 million principal amount of trust preferred securities (TruPS), a form of subordinated debt
- Holds 70,000 shares (0.3% of outstanding shares, equivalent to approximately $550,000 in market value[1]), which he acquired only since December 2023 in anticipation of this proxy contest

Mr. Hodges could realize a significant profit from selling his debt back to the Company

- Mr. Hodges' TruPS stake is highly illiquid and is not an attractive credit investment in the current rate environment if held to maturity (low yield and long duration)
- The Company has been informed that Hodges acquired his TruPS stake at ~45% of par, creating a sizable profit event for Hodges in the event that he could sell his stake near par
- If this purchase price is accurate, each of the two debt buyout "outcomes" offered by Hodges on February 12 (see following slide) would generate him $5-6M profit (~10x the market value of his common stock)

Unlike Our Directors and Officers, Hodges Owns a Miniscule Amount of Our Common Stock[2]



Your Directors & Officers[3]
24.0%
Hodges
0.3%
(acquired since December 2023)
All Other Shareholders
75.7%

Hodges Is Primarily a Debtholder, And Would Significantly Profit from a Debt Buyout Near Par



MFIN TruPS
$15M Par Value
Hodges TruPS Purchase Price (~$6.75M)
Profit Opportunity from Debt Buyout (up to $8.25M)
MFIN Equity
~$550K market value[1]

The Company has been informed that Hodges acquired the TruPS at 45% of par

1. As of May 20, 2024.
2. As of the record date for the annual meeting.
3. Includes vested RSUs and unexercised vested options.

Hodges Gave Only Four "Outcomes": Two Versions of Debt Buyout, Give Two Seats to a Debtholder, or Proxy Fight

2021 – 2023

In 2021, Hodges purchased **$15M par value of TruPS**. The Company has been informed he **acquired this stake at 45% of par value**

Since 2021, the Company has periodically engaged with Hodges about the business

October 11, 2023

Hodges sent the Company a letter criticizing its leadership and business. As a pure debt investor, Hodges had not benefited from the Company's 46% TSR since 2021[1]

November – December 2023

After his letter, the Company had numerous meetings with Hodges to discuss his views

Given that Hodges appeared to be dissatisfied with his investment in the Company (which at the time was exclusively debt), the Company **offered to acquire his TruPS at a reasonable price that would benefit all shareholders**

Hodges **indicated his willingness to sell**, but **insisted on a significant premium to the TruPS' market price**

January 2, 2024

Hodges nominated himself and Deppisch, **despite owning only 110 shares of common stock** acquired **mere weeks before**

February 12, 2024

Hodges proposed four possible "outcomes," which were two variations on ***debt buyout***, ***give two seats to a debtholder***, or ***fight***:

1. **Appoint Hodges and Deppisch**
2. **Proxy contest** in 2024 and "every year thereafter if unsuccessful"
3. **Cash and equity buyout of TruPS** ($9M in cash and $4M in equity) and **one board seat**
4. **Cash buyout of TruPS** ($12M in cash)

Hodges' **debt buyout "outcomes" would give him $6.25M and $5.25M in profit[2]**

Rather than appoint unqualified directors or make an unreasonable buyout, the Company **offered to help Hodges find a third-party buyer for the TruPS** in order to avert a costly and unnecessary proxy contest

April 2024

Hodges went public with his proxy contest threat **while holding only 0.3% of common stock**

1. Between January 1, 2021 and October 11, 2023.
2. The Company has been informed that Hodges purchased the TruPS at 45% of par.

Hodges' "Five Step Plan" Lacks Actionable Benefits

1 "Enhance the Board" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✓ Our Board has the **right mix of skills for our growing lending business**, and our nominees bring **banking expertise and differentiated perspectives**
  - ✖ Hodges' nominees would bring neither relevant industry expertise (limited to no commercial experience) nor a diversity of perspectives (limited to no experience outside of financial services)
- ✓ Our Board is **independent and aligned with shareholders**. All of our independent directors have joined since 2017, including three in the last four years, and our Board and officers collectively own 24% of outstanding shares[1]
  - ✖ Hodges and Deppisch are not equipped to be shareholder representatives (Hodges owns 0.3% of outstanding shares, Deppisch none) and suffer from conflicts of interest

2 "Resolve the SEC Complaint" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✓ The Company believes the **allegations in the SEC complaint are meritless**. Overseen by independent directors and advised by experienced SEC counsel, the Company is focused on **resolving this matter**

3 "Improve Management" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✓ The Company's successful business transformation was **driven by significant, highly relevant expertise at management and subsidiary levels, with teams fit to drive growth and resilience**
  - ✖ Hodges' criticisms boil down to **personal attacks on Alvin and Andrew Murstein**, failing to acknowledge not only the Company's successful transformation under their leadership but also the remainder of the talented management team

4 "Cut Expenses" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✓ The Company is **continuing to reduce operating costs**, building on reduction from 54% of net interest income in 2019 to 40% in 2023, and regularly reviewing and optimizing our footprint and headcount for additional efficiencies
  - ✖ Cutting expenses only for the sake of doing so risks our ability to execute our strategy

5 "Go on Offense" ✖ **No Change Needed, and Hodges Would Not Bring Positive Change**

- ✓ We are **continuing to grow our high-return, scalable, and strong cash-generating consumer business model**
- ✓ We are **driving even greater profitability** from enhanced operational efficiency and investments in technology

1. Includes vested RSUs and unexercised vested options.

Hodges and Deppisch Could Jeopardize Continued Value Creation if Elected

- Few skills relevant to the Company's consumer and commercial lending business
- No experience with public company governance and few relevant skills for board oversight
- Conflicts of interest that could compromise their ability to maximize value for shareholders

	Experience Critical for Strategy and Business Performance					Skills Critical for Governance and Oversight				
	Consumer Lending	Commercial Lending	Banking Industry	Non-Financial Services	Risk Mgmt.	Senior Leadership Experience	Finance & Accounting	Regulatory/ Legal	Other Public Board	Conflicts of Interest
Stephen Hodges					✓		✓			Yes
Judd Deppisch	Limited[1]	Limited	✓		✓	Limited	✓			Yes
MFIN Nominees	1 of 2	1 of 2	2 of 2	1 of 2	2 of 2	2 of 2	2 of 2	2 of 2	0 of 2	0 of 2
MFIN Directors	4 of 8	5 of 8	6 of 8	4 of 8	8 of 8	8 of 8	7 of 8	6 of 8	5 of 8	0 of 8

1. Limited means the candidate appears to have 10 or fewer years of experience in the skill category.

Hodges and Deppisch Lack Relevant Experience and Are Conflicted

Mr. Hodges is a Conflicted Debt Investor

- × **No consumer or commercial lending experience**
- × Experienced only at making **illiquid debt investments in banks and other credit investments**, which is irrelevant for the company's specialty finance business
- × **No operational banking experience**
- × **No senior management experience**
- × **No public company board experience**
- × **Deep conflicts from substantial debt holdings** in the Company, reducing incentive to take actions that benefit all shareholders
- × **Not suitable as a shareholder representative** because he only recently acquired a miniscule equity stake in anticipation of this proxy fight

Mr. Deppisch Works for a Competitor

- × **Limited to no consumer or commercial lending experience**, including only 6 years of experience outside of investment banking
- × **No public company board experience**
- × **Works for a competitor** – Chief Investment Officer of Nelnet Financial Services, which is affiliated with Nelnet Bank, a Utah-chartered industrial bank that makes consumer loans and competes with Medallion Bank, a Utah-chartered industrial bank that makes consumer loans

Hodges refused to provide information to help the Company confirm whether Mr. Deppisch's election would be anti-competitive under antitrust and banking laws

Myth vs. Fact in Hodges' Claims

Hodges' False Claims	The Facts
MFIN stock has underperformed badly, while peers have demonstrated strong performance	• Medallion has consistently outperformed the median TSR of our peers[1] over 1-, 3- and 5-year periods, including strong cumulative total shareholder returns of over 128% over the last 5 years and 44% over the last year[2] • Hodges' peer group is flawed as it is too heavily concentrated on commercial and regional banks versus specialty finance companies
The Board is rewarding management instead of shareholders	• In the past three years, the Board has **returned over $36 million to shareholders via dividends and stock repurchases**, including by reinstating the Company's quarterly dividend and raising it to $0.10 per share • Due to the Company's successful transformation to a consumer lending business, **our TSR has consistently outperformed peers[1] over 1-, 3-, and 5-year periods**
Medallion's executive compensation is excessive	• Our executive compensation programs have been enhanced in response to feedback from shareholders and have received substantial support from shareholders • Nearly 90% of the shares voting approved the 2022 compensation of our named executive officers at the Company's 2023 annual meeting
Dividends could be suspended if core performance continues to worsen under the current management and board	• Hodges provides no basis for his woeful predictions about economic collapse • MFIN is performing well, and in 2023, MFIN achieved the *highest* annual total earnings and *highest* annual EPS since its IPO in 1996 • Management continues to mitigate risk with proven underwriting practices, significant focus on increasing weighted average FICO scores, sound judgment, lender protections, and rigorous portfolio monitoring

1. Peer group selected and approved by the Compensation Committee as a reference for the 2023 short-term incentive cash awards and 2023 compensation program and pay decisions. See proxy statement filed by Medallion Financial Corp. on April 29, 2024, for full list of peers.
2. Measured as of December 31, 2023, the Company's fiscal year-end.

Myth vs. Fact in Hodges' Claims

Hodges' False Claims	The Facts
Medallion's core business is deteriorating	• MFIN is performing well, with its *highest* annual total earnings and *highest* annual EPS in 2023 since its IPO in 1996 • Significant focus on increasing weighted average FICO score of Recreation portfolio and maintaining high weighted average FICO scores of Home Improvement portfolio • Weighted average FICO scores for our loan portfolios[1] increased between 2018 and 2023
ZimCal is one of MFIN's largest investors and has been an investor for over 3 years	• Mr. Hodges is primarily a debt holder, holding $15 million principal amount of TruPS, that we have been informed he purchased at approximately 45% of principal amount of the securities • Mr. Hodges holds only 70,000 shares (0.3% of outstanding shares) that he acquired between December 2023 and April 2024
Hodges is invested in the Company's long-term success and only wanted to sell his TruPS as a last resort	• Mr. Hodges only acquired his tiny 0.3% equity stake beginning in December 2023 in anticipation of this proxy contest • Mr. Hodges' debt position creates an **obsession with downside risk** that is **misaligned with our shareholders' upside:** *"[B]eing a creditor means that **our upside is capped while our downside is not**, so we are particularly sensitive to the potential risks in a rapidly changing economic environment*" - Excerpt from email from Stephen Hodges to Andrew Murstein, December 12, 2023[2] • Mr. Hodges demanded that the Company choose from four "outcomes": two variations on **repurchasing his debt at above-market prices**, **appoint himself and his other unqualified nominee**, or **face a proxy contest this year and every year afterwards**

1. At time of loan origination. Data as of year-end.
2. Emphasis added.

Conclusion

Board Vote Recommendation

Medallion's Board and management team are building off the successful strategic transformation of Medallion and continuing to execute on the value creation strategy that has delivered strong results. Changing course now would not be in the best interest of Medallion shareholders

Our Board strongly urges shareholders to vote "FOR" only Robert Meyer and David Rudnick, the Company nominees, on the enclosed BLUE universal proxy card to support the Company's successful growth strategy at its upcoming Annual Meeting on June 11, 2024

PLEASE VOTE ON THE BLUE UNIVERSAL PROXY CARD TODAY "FOR" ONLY ROBERT M. MEYER AND DAVID L. RUDNICK, "FOR" THE APPROVAL OF THE 2023 COMPENSATION PAID TO OUR NAMED EXECUTIVE OFFICERS, AND FOR "ONE YEAR" ON THE SAY-ON-FREQUENCY VOTE

Please vote now using one of the following methods:

Vote by Internet

Go to the website identified on the enclosed BLUE proxy card or voting instruction card

Vote by Phone

Call the number on the enclosed BLUE proxy card or voting instruction card

Vote by Mail

Mark, sign, date, and return the enclosed BLUE proxy card or voting instruction card in the accompanying postage-paid pre-addressed envelope

Your vote is important. If you have any questions or need any assistance in voting, please call our proxy solicitors, Alliance Advisors, toll-free at (855) 600-2578

Appendix

Director Biographies



John Everets
Independent Director

- Class III Director (2026 Term)
- Director since 2017
- Committees: Audit, Comp, Investment Oversight

Mr. Everets brings extensive financial and leadership experience at both public and private companies to our Board.

Biography Highlights:

- Partner at Arcturus Capital in Boston, MA
- Has served on the Board of Medallion Bank since 2019
- Serves as director of the Eastern Company (Nasdaq: EML), and previously served as a director of Financial Security Assurance, Advest Group Inc., and Martin Currie Business Trust
- Former lead investor, Chairman of the Board, and CEO of the Bank of Maine where he led the recapitalization of the Bank, helped improve its financial position, and eventually joined with Camden National Bank to form the largest bank in northern New England
- Former Chairman of Yorkshire Capital, Former Chairman and CEO of GE HPSC, Inc., Inc.



Cynthia Hallenbeck
Independent Director

- Class III Director (2026 Term)
- Director since 2020
- Committees: Audit, Nom/Gov (Chair), Investment Oversight

Ms. Hallenbeck brings over 30 years of substantial financial management experience. She is an acknowledged veteran of both public and nonprofit executive management teams and a recognized financial expert on the audit committees of several organizations.

Biography Highlights:

- Serves as the chief executive officer of Alercyn, Inc., a private consulting firm founded in 2010
- Previously served as a director of Walker & Dunlop, Inc. (NYSE: WD), including as audit committee chair
- Former CFO of Citigroup's treasury department
- Currently serves on the Clinton Health Access Initiative audit committee and the boards for both the Wellspring Foundation and the Diabetes Training Camp Foundation

Director Biographies



Brent Hatch
Lead Independent Director
- Class II Director (2025 Term)
- Director since 2022
- Committees: Audit, Nom/Gov, Investment Oversight

Mr. Hatch's legal background and other commercial experience provide our Board of Directors with valuable legal experience, including regarding regulatory and transaction matters, and further provides financial expertise.

Biography Highlights:
- Founding partner of Hatch Law Group, a Utah-based law firm
- Former Deputy Assistant Attorney General at the U.S. Department of Justice, Associate White House Counsel to President H.W. Bush, and clerk to Judge Robert H. Bork
- Director of Medallion Bank since 2003 and current director and treasurer of the Federalist Society



Robert Meyer
Independent Director
- Class I Director (2024 Term)
- Director since 2021
- Committees: Audit (Chair), Comp, Nom/Gov

Mr. Meyer brings nearly 40 years of proven executive leadership in the banking industry, including 20 years as Chief Commercial Lending Officer at Valley National Bancorp.

Biography Highlights:
- 20 years as Chief Commercial Lending Officer at Valley National Bancorp
- 6 years as President and CEO of Midland Bancorporation and Midland Bank and Trust
- 5 years as President and CEO of First Jersey National Bank/Central
- As Chief Commercial Lending Officer at Valley National, Mr. Meyer led a vast scope of lending activities relevant to the Company, including commercial and community lending
- As Chair of the Audit Committee, Mr. Meyer is one of the most critical contributors to our Board
- Has served on the Board of Medallion Bank since 2016

Director Biographies



Alvin Murstein
Chairman & CEO

- Class III Director (2026 Term)
- Director since founding
- Committees: Investment Oversight

Mr. Murstein brings to our Board over 60 years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions. He has deep knowledge of our Company and its business.

Biography Highlights:

- Chairman of the Board of Directors since our founding in 1995; CEO since February 1996
- Chairman of the Board of Directors and CEO of Medallion Funding LLC, formerly known as Medallion Funding Corp., since its founding in 1979
- Has served on the Board of Medallion Bank since 2003 and currently serves as Chairman of the Board of Directors



Andrew Murstein
President & COO

- Class II Director (2025 Term)
- Director since 1997
- Committees: Investment Oversight

Mr. Murstein brings to our Board over 30 years of experience in the ownership, management, and financing of commercial businesses and taxicab medallions. He has deep knowledge of our company and its business, having served as our President since our inception in 1995 and on our Board of Directors since 1997.

Biography Highlights:

- President since our inception in 1995
- Previously served as the Vice Chairman and Secretary of Sports Properties Acquisition Corp.
- Has served on the Board of Medallion Bank since 2003

Director Biographies



David Rudnick
Director

- Class I Director (2024 Term)
- Director since 1996
- Committees: Investment Oversight (Chair)

Mr. Rudnick brings an experienced commercial operator's view of the economy, our commercial customers, and our lending practices, diversifying the Board's financial services experience.

Biography Highlights:

- Former CEO of Rudco Industries, then one of the largest printed check manufacturers in the U.S.
- CEO of Rudco Properties, an owner and manager of commercial real estate properties throughout the U.S.
- In addition to his commercial expertise, Mr. Rudnick brings banking governance expertise from his roles as a former director of the West Side Federal Savings & Loan Association and Chelsea National Bank
- Mr. Rudnick has been a critical leader in our successful transformation as Chair of the Investment Oversight Committee, which oversees the non-core managed loan portfolio and the Company's strategic efforts



Allan Tanenbaum
Independent Director

- Class II Director (2025 Term)
- Director since 2017
- Committees: Comp (Chair), Nom/Gov, Investment Oversight

Mr. Tanenbaum's legal background and services as general counsel of a public company provide our Board of Directors with valuable board governance experience.

Biography Highlights:

- Of Counsel to Taylor English, an Atlanta-based law firm, since September 2014 and General Counsel and Managing Director of Equicorp Partners, LLC, an Atlanta-based private investment and advisory firm, since January 2006
- Director of Designer Brands Inc. (NYSE: DBI)
- Former Senior Vice President, General Counsel and Corporate Secretary for AFC Enterprises, Inc., a franchisor and operator of quick-service restaurants

Medallion Financial Corp. at a Glance[1]

Consumer Lending Recreation	Consumer Lending Home Improvement	Commercial Lending
• $1.4B of loans • $105.8M loan originations during quarter • 14.80% avg. interest rate at quarter-end • 683 weighted average FICO score at origination • Approximately 3,300 dealers and FSPs	• $752.3M of loans • $51.6M loan originations during quarter • 9.60% avg. interest rate at quarter-end • 764 weighted average FICO score at origination • Approximately 800 contractors and FSPs	• $106.6M of loans • 13.00% avg. interest rate • Equity component in most deals

1. Unless otherwise noted, all financials are as of March 31, 2024.

Peer Group Development

- Medallion's 2023 compensation peer group of 16 companies[1], as approved by the Compensation Committee in April 2022, was used as a reference for the Company's 2023 target compensation program.
- Due to Medallion's unique business model, there are a limited number of direct peers in related industries; the peer group shown on the following page was developed to represent Medallion's general industry and business mix (i.e., consumer finance and specialty finance), size (assets) and business competitors.
- The following factors were considered in developing the peer group:
  - Medallion defines itself in all public filings as a specialty finance company
  - Legally, Medallion is not regulated by the Fed and is not a bank holding company
  - Medallion does not have a single branch or interface with the public for deposits or other bank activities
  - Medallion is included in the SIC Code – 6199 Financial Services (not a bank)
  - Analysts primarily compare Medallion to finance companies
  - Not a single public bank lists Medallion as a comp

1. Note that the peer group that was initially approved by the Compensation Committee in April 2022 comprised 16 companies; one of the peer companies, Elevate Credit, was acquired by Park Cities Asset Management in February 2023 and did not file a proxy statement in 2023 (as a result, Elevate Credit was excluded from the 2023 compensation benchmarking analyses).

Peer Group Size Measure

- The table below presents Fiscal Year 2023 financial size statistics for the 15-company peer group[1] as approved by the Compensation Committee in April 2022 that was used to serve as a reference for Medallion's 2023 target pay program:
  - Medallion ranked at the 48th percentile of the peers on 2023 total assets and at the 81st percentile on 2023 total earnings:

Peer Group Summary Percentiles	FY2023 ($M)		GICS Sub-Industry
	Total Assets	Total Earnings (1)	
75th Percentile	$4,555	$42	Consumer Finance
Median/Most Common	$2,904	$21	
25th Percentile	$1,293	-$64	
Medallion Financial Corp.	**$2,588**	**$55**	**Consumer Finance**
-Percentile Rank	**48%**	**81%**	

Source: S&P Capital IQ

1. Total earnings from continuing operations excluding extraordinary items

2023 Target Compensation Benchmarking

- Peer group CEO / Highest-Paid Executive target pay vs. Andrew Murstein's 2023 target compensation is shown below:
  - Note that the pay data shown reflect compensation targets per the peer companies' latest compensation disclosure as of early 2023, when the analysis was performed; 2023 total earnings and 1-, 3-, and 5-year TSR through 12/31/23 are also shown

Peer Group Summary Percentiles*	2023 Total Earnings ($M) (1)	Total Shareholder Return (TSR)			FY 2023 Target Pay ($000)				
		1-Year (1/1/23 - 12/31/23)	3-Year CAGR (1/1/21 - 12/31/23)	5-Year CAGR (1/1/19 - 12/31/23)	Target Total Cash Compensation			Total LTI	Target Total Direct Comp
					Salary	Target Bonus	Total Cash		
75th Percentile	$42	43%	22%	15%	$931	$1,234	$2,071	$4,178	$7,276
50th Percentile	$21	6%	4%	3%	$780	$988	$1,755	$3,292	$5,291
25th Percentile	-$64	-9%	-13%	-1%	$681	$754	$1,378	$2,159	$4,874
Medallion Financial Corp.	**$55**	**44%**	**30%**	**18%**	**$1,084**	**$1,789**	**$2,873**	**$1,789**	**$4,662**
-- Percentile Rank	***81%***	***78%***	***83%***	***77%***	***100%***	***89%***	***92%***	***18%***	***23%***

Source for Financial Data: S&P Capital IQ

* Summary percentiles for compensation data updated by 4% to 7/1/23

1. Total earnings from continuing operations excluding extraordinary items

MEDALLION FINANCIAL CORP

FORM 8-K
(Current report filing)

Filed 04/03/26 for the Period Ending 03/31/26

Address	437 MADISON AVE 38 TH FLOOR NEW YORK, NY, 10022
Telephone	2123282153
CIK	0001000209
Symbol	MFIN
SIC Code	6199 - Finance Services
Industry	Banks
Sector	Financials
Fiscal Year	12/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 31, 2026

MEDALLION FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)
001-37747
(Commission File Number)
04-3291176
(IRS Employer Identification No.)

437 MADISON AVENUE, 38th Floor
NEW YORK, NEW YORK 10022
(Address of Principal Executive Offices) (Zip Code)
(212) 328-2100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	MFIN	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

A portion of Medallion Financial Corp.'s consolidated borrowings ($73.5 million, or approximately 3%, as of March 31, 2026) are through debenture financing provided by the Small Business Administration (the “SBA”) to our subsidiary Medallion Capital, Inc. (“Medallion Capital”). These SBA debentures provide us access to long-term borrowings (typically 10 years) at fixed rates with coupons typically less than other sources of capital available to us.

As previously disclosed, the SBA had informed us that we need to have Medallion Capital’s management team reviewed through the SBA’s licensing division; until successful completion of that review, Medallion Capital is not deemed by the SBA to have a qualified management team.

On March 31, 2026, Medallion Capital submitted a management team for review through the SBA’s licensing division and shortly thereafter such submission, the SBA notified Medallion Capital that it has declared an event of default with respect to such debentures and directed Medallion Capital, within 120 days, to identify and submit at least one qualified candidate for consideration as a full-time principal and investment committee member of Medallion Capital. The SBA’s notice and event of default do not trigger any cross-default clauses in any of Medallion Financial Corp.'s debt arrangements.

In subsequent discussions with the SBA, the SBA has indicated that Medallion Capital must supplement its submission by identifying and submitting at least one qualified candidate for consideration. Medallion Capital is currently in the process of identifying and submitting at least one qualified candidate in response to the above notice and discussions. If Medallion Capital fails to satisfy these requirements, the SBA may declare the debentures, including accrued interest thereon, and any other amounts owed SBA with respect thereto, immediately due and payable, and/or take any other remedy available under the Small Business Investment Act of 1958, as amended. While there can be no assurance that the SBA will accept Medallion Capital's position, with this supplement, Medallion Capital believes it will have a qualified management team.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2026

MEDALLION FINANCIAL CORP.

By: /s/ Anthony N. Cutrone
Name: Anthony N. Cutrone
Title: Chief Financial Officer

THE "FIVE STEPS TO IMPROVEMENT" FOR MEDALLION FINANCIAL CORP.

Whitepaper updated: 05/03/2024

This analysis reflects what ZimCal Asset Management LLC and its affiliates (collectively "ZimCal") believe is the best path forward to creating long-term value for Medallion Financial Corp. ("MFIN" or the "Company"). This is a working paper, and we will generate updated drafts of the "5 Steps to Improvement" as we continue to receive updated financial data from MFIN and its peers, and excellent feedback from existing stockholders. This will also be distilled into a PowerPoint presentation. Due to ZimCal's credit background and extensive experience investing in over 100 banks, fundamental analysis drives our approach, and we believe that operational improvements and credit risk management are the most important issues for the Company to focus on. Attempting to draw a bridge from existing equity valuations to future valuations is a guessing game and virtually impossible with the current economic uncertainty. Rather, we believe that if the Company can make incremental (but cumulatively material) improvements and identify and mitigate future risks, we know that its valuation and multiples will improve in the long run. Being a good consumer lender is not complicated but neither is it easy. There are a few key things we believe every lender, and investors in lenders, should accept:

a) Feedback is slow. Loans originated now may take years to show credit issues.
b) Competition is fierce in consumer lending and barriers-to-entry are low.
c) In competitive collateral types, interest rates charged and loan terms for desirable borrowers are set by the market, not the individual lender, regardless of what a lender thinks about its "uniqueness". Any lender-friendly rates and terms are usually only available for riskier, lower FICO borrowers and/or weaker (illiquid, volatile, specialized) collateral.
d) Bank lenders have little control over their cost of interest-bearing deposits, particularly if they rely on brokered deposits which are at market rates. However brokered deposits give excellent control over liquidity and asset-liability management.
e) As a result of b) through d), in the long-term, lenders have little control over the "spread" between their yields on earning assets and the costs to fund those earning assets, which is what drives most of their profits.
f) Technology is transforming consumer lending in ways that we believe will only accelerate, and new well-capitalized entrants will deploy technology to compete more fiercely, and perhaps irrationally, as they seek market share.
g) Lenders **DO** have substantial control over four key things:
    a. Their credibility with investors.
    b. Their charge-off rates and delinquencies.
    c. Their servicing and collection efficiency.
    d. Their operating expenses (primarily personnel).

This is what our "Five Steps to Improvement" mostly focuses on; what can be controlled by the Company and how to excel in those areas to increase the odds of success in any future scenario. It is not enough for the Company in its public filings to disclose potential risks so it can "check the box"; it is far more important to put a plan in place to mitigate the impact of those risks. Analogous to building a house, discovering it is in an earthquake-prone zone, but then doing nothing to make it less likely to be damaged if an earthquake strikes. Recognizing the risk is step 1, adapting to the risk is step 2. ZimCal does not claim to know where "market" multiples will eventually settle and sees limited value in generating a discounted cash flow model that relies mostly on guesswork. We do not know what the future impact of a fundamentally different interest rate and economic environment will mean to consumers and consumer lending. We do not pretend to have all the answers. But ZimCal and our nominees to the Board of Directors (the "Board") know how to execute, how to use the data, how to "block and tackle" and how to hold management accountable. Our nominees have a combined 40 years of financial experience in areas that directly overlap with the Company's core business, including consumer lending, risk management, banking and credit analysis. They will focus on making Medallion Financial Corp. best-in-class, which will increase the probability of long-term gains for all stakeholders. There is the danger of trying to fix everything, so we have focused on the most impactful and easily fixable, outlined through the following five basic steps.

Please visit www.restoretheshine.com for more information on our campaign and how to vote for our candidates.

Step 1 – Enhance the Board.

Add new Directors with relevant experience that overlaps with the Company's core strategy, who will answer to shareholders and hold management accountable.

ZimCal's proxy fight is for Board seats because that is the only way that change can start. The Board is the foundation for effective management and creating a sustainable strategy that will maximize returns to stockholders. ZimCal takes that fiduciary responsibility very seriously. The Board serves its stockholders and every decision needs to be viewed through that lens.

1. **The Board needs fresh ideas and directors that are unafraid to challenge the status quo.**
   Our nominees have over 40 combined years of experience in financial services and are approximately 30 years younger than the average age of the current Board (75 years) and 35 years younger than the average age of the Directors they are running against (80 years). We do not believe that being "younger" or "older" means Directors are effective or not, but we do believe that every Board needs fresh perspectives and independent thinkers. We are looking to replace two individuals with long ties to MFIN, including the father-in-law of Andrew Murstein (the COO and President of MFIN) who has been on the Board for 28 years. The average time the current Board members have been involved with the Board of either Medallion Financial or Medallion Bank is 16 years.

2. **The Board needs directors with *current* experience in consumer lending, capital markets, banking, business/business-line start-ups, credit analysis, risk management and asset-backed securitizations.**
   Our nominees have spent most of their careers in these areas. Our nominees have directly experienced the changes in financial services and lending and believe that the pace of change will only accelerate. Consumer lending in 2024, requires an understanding of every facet of consumer finance and thinking through the various options that give balance-sheet lenders maximum flexibility including capital allocation, loan sales, debt funding, fee income, and credit risk/interest rate risk management. The current, independent Board members are accomplished in their respective careers and have professional experience in law, commercial banking, real estate, venture capital, and business development. While this experience is useful, our nominees bring a *current* view of consumer lending, risk management and loss mitigation that is notably absent from the experience of the current directors.

3. **MFIN needs to eliminate what we see as effective control of the Board by the Murstein family and enhance true Board independence.**
   3 of 8 current Board members are direct Murstein family members, with Andrew Murstein's father the CEO and Chairman of the Board. We do not believe this is either public company best practices or a structure that is desirable to institutional shareholders, which limits interest and liquidity in the stock. The current Board members have experience in governance, which is why their treatment of Mr. Murstein is so perplexing. They should know the importance of independence and to whom they owe a fiduciary duty and yet we believe their actions show the complete opposite. Had an employee or executive done what Mr. Murstein is alleged to have done at any other company at which they worked or served on the board, we believe that their response would have been different.

4. **The Board should select an outside, independent, and reputable firm to investigate the SEC allegations.**
   The focus would not be on the legality of Andrew Murstein's actions but rather compliance with the Company's internal controls, policies and procedures. The firm should be reputable, independent, and protected from any undue influence from non-independent Directors. The investigation should determine to what extent Andrew Murstein did or did not violate the Company's Code of Ethics and/or his fiduciary responsibility as a Board member. It should also determine to what extent the Board oversaw the valuation process for the Bank subsidiary from 2015 - 2018, mitigated the conflict of interest with Andrew Murstein leading that process, whether any quid pro quo arrangements were used as an enticement for a higher valuation, and the Board's evaluation of the valuation methodology and conclusion. If violations were found, we believe the Board should hold Andrew Murstein accountable to the fullest extent possible and utilize the Board's Compensation Recoupment authority for "detrimental conduct" based on the original March 21, 2019 policy. The 2023 Proxy disclosure on the Company's Compensation Recoupment (Clawback) Policy stated:

"The Company's Compensation Recoupment Policy seeks to promote a culture of risk mitigation, integrity and accountability. The Compensation Recoupment Policy authorizes the Compensation Committee to seek recoupment or clawback of cash and equity incentive compensation received by an executive officer in the event of a financial restatement or the executive officer's detrimental conduct."

5. **The Board should review and right-size Andrew Murstein's compensation structure to better align with stockholder interests.**
ZimCal's compensation comparisons were made against both MFIN's provided Compensation peer groups from their 2022 and 2023 DEF14A filings and top performing banks. MFIN's top executive compensation was compared to the equivalent person at each comparable company. MFIN's compensation peers included 21 companies in a variety of industries, most not comparable to MFIN's consumer lending focus or subject to FDIC regulation. We believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business, its capital levels and dividend choices. Therefore, compensation for MFIN was also compared to top performing $50BN - $100BN asset banks with the highest (best) leverage ratios, best quality loans and highest ROAs (leverage ratio>9.50%, ROA>0.75%, and Charge-offs (net) <0.50%) – this included Webster Financial and First Horizon, with Synchrony Financial included because of its industrial bank and consumer focus. MFIN was also compared to 3 of the top 10 performing $2BN - $5BN asset public FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) – this included RBB Bancorp, Parke Bancorp and Baycom Bancorp. FYE22 was the most recent compensation data provided by ALL comparable companies. Compared to compensation peers, Andrew Murstein was the 2nd highest paid in cash compensation and the highest paid relative to the last 5 years cumulative earnings. MFIN ranked very poorly on several metrics when compared to compensation peers alone at FYE22. MFIN ranked even worse against top performing large banks and top performing small banks. In what can only be attributed to a Board that works for management, rather than its shareholder, here are some examples of how Mr. Murstein's compensation is egregious in both absolute and relative terms:
    - In the 5 years 2018 to 2022, MFIN cumulative net profits to shareholders were $21.5 while Mr. Murstein was paid $18.3 million[i].
    - Even when the Company lost $39.9 million in 2018 (its largest loss ever), MFIN's CEO and President received $291,000 in perquisites to cover personal items including country club memberships, company drivers, social club memberships, car leases, car maintenance and other benefits[ii]. Mr. Murstein also received a $1.4 million bonus that year.
    - Over the last 10 years, Mr. Murstein has averaged an 84% cash pay/non-cash contingent pay ratio[iii]. We believe that a high cash compensation ratio to non-cash (or contingent) compensation does not align management with long-term shareholder performance. In the case of Mr. Murstein, his cash compensation was $24.9 million from 2014 to 2022 while his entire ownership stake in MFIN declined $5.9 million in value in the 10 years from 04/17/14 to 04/24/23. As it relates to MFIN, Mr. Mursteins cash pay drove all his wealth increase over the last 10 years, not his stock awards or stock appreciation.
    - Mr. Murstein is paid more in cash (non-contingent) pay than CEOs of top performing banks that are 30x larger than MFIN by asset size, have a better CORE ROAA, have quarterly charge-offs 12x less than MFIN's, manage several thousand employees and have valuation multiples higher than MFIN (see Figure 1 below).
    - Compared to the best performing, public, FDIC-insured banks between $2BN and $5BN in assets, Mr. Murstein's cash compensation at FYE22 was more than 3 times higher than the average (Figure 1).
    - Compared to the 21, MFIN identified compensation peers MFIN ranked poorly, including: market cap (MFIN was 5th smallest); Leverage Ratio (8th worst); Compensation/Total Operating Expenses (2nd highest paid/worst); and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst)[iv].

Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks (FYE22 - most recent data for all comparable companies)

	Company	Cash Salary FYE22	2018-2022 Cum. Comp.	Cash Salary Rank FYE22	Assets	Employees	2018-2022 Net Income
Andrew Murstein, President & COO MFIN	Medallion Financial	$3.6 million	$18.3 million	2	$2.3 BN	158	$21 million
John R. Ciulla - Chairman and CEO	Webster Financial	$3.3 million	$23.1 million	3	$71.3 BN	>4000	$2,017 million
Brian D. Doubles - President and CEO	Synchrony Financial	$5.5 million	$36.2 million	1	$104.6 BN	>20000	$15,159 million
D. Bryan Jordan - Chairman, President & CEO	First Horizon	$3.0 million	$31.1 million	4	$79.0 BN	>7000	$3,730 million
David Richard Morris - President, CEO & CFO	RBB Bancorp	$1.1 million	$3.3 million	7	$3.9 BN	>350	$229 million
Vito S. Pantilione - President & CEO	Parke Bancorp	$1.9 million	$7.8 million	5	$2.0 BN	>100	$166 million
George J. Guarini - President, CEO & Director	Baycom Corp.	$1.3 million	$8.9 million	6	$2.5 BN	>350	$90 million

Source: S&P Capital IQ, DEF14A
Figure 1: Andrew Murstein, MFIN's President, was paid more in cash compensation than the highest paid executive of every comparison bank except **Synchrony Financial's President, who was paid $5.5 million** in cash comp in 2022 and **$36 million in cumulative total comp.** (cash and stock) from 2018-2022 **after generating $15 billion in cumulative profits** from 2018-2022. Mr. Murstein was paid $3.6 million in cash comp in 2022 and $18.3 million in cumulative total comp. from 2018-2022 after generating only $21 million in profits from 2018-2022. Mr. Murstein was paid half the compensation for 0.14% of Synchrony's cumulative profits. Synchrony has not disclosed FYE23 compensation data yet. Compared to banks that are significantly larger/more complex, and banks that are similar in size but more consistently profitable, Mr. Murstein was paid substantially more in cash compensation, total compensation and cumulative 5-year compensation (relative to profits and returns) than all of them. Synchrony Financial was included as a comparison because it is a large, consumer-focused FDIC-insured industrial bank.

Cum. President's Cash Compensation (2018-2022) as % Cum. Net Income (2018-2022) [Versus Compensation Peers]


80%
70%
60%
50%
40%
30%
20%
10%
0%
MFIN - 69%. Every $1 to stockholders, $0.69 to Mr. Murstein
Avg. - 6%. Every $1 to stockholders, $0.06 to CEO/President
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
CURO.Q
MCB
FINW
TBBK
AROW
OPRT

Source: S&P Capital IQ, DEF14A
Figure 2: Shows the **cumulative CASH compensation paid to Andrew Murstein** from 2018 - 2022 as a percentage of the cumulative reported net profits to stockholders versus compensation peers. He received $0.69 in cash pay for every $1.00 in profit to stockholders. It is clear that Mr. Murstein has been paid **FAR** more relative to the amount of profit he has generated. Compensation peers excluded 3 companies that had negative cumulative net income.

6. **The Board should take its risk management oversight role seriously by demanding full transparency and detailed reporting on the performance of the consumer loan portfolio, particularly the subprime Recreation portfolio. Had this been done 10 years ago, the taxi medallion losses might have been contained.**
In prior communication with the Board and management, ZimCal outlined what the Board could do to better monitor performance. This would allow the Board to hold management accountable and proactively work to mitigate risk and loss. ZimCal has repeatedly asked the Board and management to adopt an approach to consumer credit management that mirrors the servicing data provided in a consumer asset-backed securitization and get timely (monthly) updates on performance. Metrics to monitor could include: loan-to-value or loan-to-cost, loss given default; performance stratified by vintage, credit strength, collateral type, and geography; prepayment rates; default migration (30 to 60 to 90); and collateral valuation trends, to name a few. This would

require control over granular servicing data and robust software to be able to automate the process and reduce errors. Recreation sub-prime loans were 38% of total Recreation loans or ~$508 million at FYE23. Like most collateral types, Recreational Vehicles (and likely every Recreation collateral type) which made up 54% of Recreation Loans at FY23, saw a spike in valuations in 2021 and 2022 and retail and wholesale prices have materially [v]declined. This needs to be tracked and used to better mitigate loss or could spur the Company to consider alternative ways to risk-transfer or risk-mitigate.

Step 2 – Resolve the SEC Complaint.

Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment.

The SEC complaint is not a "witch hunt" and it is serious. MFIN and its management appear to have acknowledged no mistakes or accepted any responsibility. The actions that led to the SEC action may have occurred some time ago, and while the 2 external individuals referenced in the SEC complaint are gone, the individual that directed them (Mr. Andrew Murstein) and 2 other interested/non-independent Directors at the time, are still with Company.

1. **Unless the SEC complaint is resolved with appropriate accountability, investors will remain skeptical.**
   Institutional and retail investors have choices of where to invest. And in the case of institutional investors, must justify their investment choices. With MFIN under an SEC investigation and given the nature of the allegations which, if true, reflect incompetence and a lack of integrity at best, demand for MFIN equity or debt is severely limited. We believe that investors will not trust the Board, due to their inaction, and they will not trust management. Since so much of MFIN's loan portfolio valuations (and other Level 3 assets) are highly subjective and dependent on the honest assessment of management about future performance, the breakdown in trust has meaningful consequences. Given the nature of MFIN's consumer lending focus, which tends to be more cyclical and riskier than commercial or corporate lending, skepticism is already high as consumer borrowers face higher for longer rates and a potential weakening of the labor market. During the best of times, interest in consumer lenders would be low, during uncertain times (with an SEC lawsuit overhang), interest in MFIN equity or debt could evaporate.

2. **Mr. Murstein's actions are what led to the lawsuit and yet his and MFIN's defense are being paid for by shareholders.**
   The expenses of defending MFIN and Andrew Murstein have been significant. We estimated legal fees totaled $7 million using estimates of normalized professional fees before the SEC lawsuit[vi]. Beginning over 7 months ago, ZimCal asked MFIN repeatedly for details on the cost of the suit and the extent of Directors and Officers ("D&O") insurance coverage and was denied. Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, he has every incentive to fight the lawsuit, ironically by using money that would go to shareholders. The Board could have elected not to fight and instead settled but chose not to. Or, as stated above, the Board could have elected to have an independent party investigate the merits of the SEC lawsuit and then decided on a course of action but also chose not to.

3. **SEC lawsuit resolution will allow MFIN shareholders and investors to definitively quantify and account for any monetary damages as a result of a settlement rather than the current uncertainty.**
   The SEC is seeking a judgment ordering the MFIN and Andrew Murstein to "disgorge any ill-gotten gains they received and to pay prejudgment interest thereon…[and] to pay civil money penalties." What this might eventually mean if the SEC were to prevail is difficult to determine and creates uncertainty. Uncertainty results in lowered demand and a larger risk premium, both of which negatively impact the value of MFIN stock.

4. **The SEC lawsuit is a massive internal distraction and without resolution, MFIN cannot perform at the highest level.**
   This statement is self-evident and prevents MFIN from "Step 5: Go on offense".

Step 3 – Improve the Management Team.

Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.

Strong companies recognize that as circumstances change, so should the skill set of their leadership teams. An entrenched leadership team can stifle new ideas and creativity and the absence of a dynamic Board, magnifies the impact. Credibility and trust are also vital to have and difficult to regain if lost. Since balance-sheet lenders have considerable valuation discretion with their loan book, this credibility is even more important.

1. **A lack of trust by investors in MFIN's leadership will cap MFIN's stock valuation and will not maximize returns to shareholders and stakeholders over the long-term.**
   We believe that institutional and retail investors' trust in management has been permanently damaged. This will put a cap on stock valuations and could result in exorbitant and punitive costs for debt or equity capital if MFIN finds itself forced to raise funding in the near-term or long-term. For example, investors in MFIN's 2023 debt raises required stricter financial covenants to provide them with additional protection (including minimum tangible net worth)[vii]. These covenants were absent from existing indebtedness. We believe that the lack of institutional interest will also relegate MFIN to microcap status (<$250 million) for the foreseeable future. An inability to raise well-priced funding may also severely hinder MFIN's ability to take advantage of opportunities to acquire or expand. A professional management team needs to be brought in to restore the trust of the investment community.

2. **MFIN must right-size the entire executive management teams' size and align its compensation structure to better align with peer companies and stockholder interests.**
   MFIN must reduce the size of the executive team to reflect both the lack of complexity of its operations and its small balance sheet. MFIN is almost entirely an indirect consumer with borrowers dealing with intermediaries rather than directly with MFIN. Unlike most lenders, MFIN (and its bank subsidiary) does not have a branch network or customer facing employees in a traditional banking sense. Rather, the bulk of its employees are operationally focused while servicing and collections are mostly outsourced. The current executive team consists of 1 CEO, 3 Presidents, and 2 CFOs. The top 5 paid executives received $11.4 million in cash compensation at FYE23 or 30% of TOTAL personnel expenses for the entire organization (excluding stock-based expenses and compensation)[viii]. In ZimCal's 14-year bank investing experience, we have never seen a cost structure this top heavy and for what is almost entirely an indirect-lending operation. There is also a reliance on cash pay, rather than contingent or equity-linked pay which we believe is unaligned with stockholder interests. The Board should streamline the executive team and ensure its compensation structure is tied to core performance, is not excessive relative to peer companies and is correlated with long-term shareholder earnings and stock performance. Short-sighted decisions, like growing the balance sheet during times of exuberance and over-valued assets, that might be profitable in the short-term but could lead to credit issues later, should be scrutinized and correctly dis-incentivized. Finally, the executive team should be rewarded for *core* performance instead of having bonuses significantly increased as a result of non-core, non-recurring taxi medallion recoveries[ix]. Core performance (including ROAA, ROAE, net income and NIM) actually declined in 2023 versus 2022 despite record salary and bonuses for management.

3. **MFIN's leadership made some catastrophically bad decisions in the last crisis and the Company needs a leader who will be able to lead through the next crisis. The cyclical nature of consumer lending means that there is likely to be one in the future.**
   The touting and fraud allegations in the SEC lawsuit are the most obvious concern for investors about Mr. Murstein's behavior, but there are other equally important red flags about current management's decision-making. The most glaring is Mr. Murstein's business decision-making both before and during the Taxi Medallion implosion. The Company was clearly reactive and in denial[x], rather than proactive and strategic. This behavior could very easily be repeated when faced with another crisis. The dismissal of ZimCal's credit quality warnings based on 2Q23 data, well before consumer loan charge-offs exceeded their cyclical peak at FYE23, is what gives

us great concerns about management (and the Board's) decision-making. MFIN makes a consistent and incomplete claim that it intentionally and strategically shifted away from Taxi Medallion financing to consumer lending. The Taxi Medallion pricing plunge (Medallion prices in NYC went from a peak in 2013 and early 2014 of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16) did not result in a "strategic shift". Rather the Company, in its public disclosures, spoke optimistically about the Taxi Medallion category and touted "solid credit performance" and "taxi medallion lending['s] virtually zero losses" only 7 months (May 2016) before the portfolio imploded[xi]. The Taxi Medallion loan portfolio grew to its year-end peak of $678 million at FYE14, and only declined 13% over the next two years as taxi medallion borrowers struggled. The Company could have de-risked by allowing loans to refinance (it claimed ~40% of loans refinanced each year in its FYE16 10K) or selling loans at a modest loss. Or the Company could have introduced covenants for new originations that would lead to an event of default if collateral values plunged or if debt service was insufficient. Rates could also have been raised to compensate for the extra risk (instead Taxi Medallion portfolio rates were 3.93%, 3.96% and 3.88% at FYE14, FYE15 and FYE16 respectively)[xii]. The "strategic shift" to consumer lending was a decision forced on the Company to make up for its Taxi Medallion loan implosion and earnings hit, rather than a thoughtful plan to strategically change its focus. Despite the 100% increase in taxi medallion prices in only 6 years (signs of a bubble) and the obvious threats from rideshare and taxi-alternatives, Mr. Murstein's decades of experience apparently did not allow him to see the very clear threats to taxi medallion lending/pricing.

4. **Reinforcing the need for management change, we believe that a leader driven by emotion rather than facts could exacerbate a future crisis and is a liability. Regardless of the source, the data should never be ignored.** Again, the only evidence for how management might act in a future crisis is from how they reacted in a past crisis. This emotional response and disregard for the data was evident during the Medallion portfolio implosion. When short-sellers targeted MFIN, Mr. Murstein blamed them[xiii] for the stock decline and seemed surprised by the taxi medallion upheaval despite the clear, declining industry trends. Instead, he should have listened to his critics (even the self-serving ones) and perhaps MFIN could have avoided or materially reduced the $270 million in subsequent net charge-offs and its stock price plunge. In MFIN's public response to the SEC complaint, they stated "… short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." This may well be true, however, as early as December 2014, approximately 2 years before the MFIN started taking huge write-downs on its loan portfolio, one short seller almost exactly predicted what would happen to MFIN and other Taxi Medallion lenders. Based in part on their analysis of ride-share and its impact on the taxi medallion business, HVM Capital stated, "Over time, Medallion Financial will have to start raising its LTV ratio, writing down assets and cutting the dividend, and this process will accelerate into operating earnings declines and massive write-downs."[xiv] And yet, as stated above, MFIN spoke enthusiastically about its Medallion portfolio all through 2016. MFIN has not responded in a comprehensive way to any of the business, operational or credit issues ZimCal outlined in its 28-page analysis sent to the Board in October 2023 or during this proxy contest. We believe that this is a continuation of MFIN's past approach which tries to distract, deflect and undermine its critics, even ZimCal which is one of its largest investors, rather than honestly self-reflect. This will not result in decisions that will benefit stockholders.

5. **The SEC complaint revealed disturbing insights into Andrew Murstein's sense of fiduciary responsibility as a Board member.**
The legality of Andrew Murstein's actions clearly matter, but just as important is what it reveals about how he views his fiduciary duty as a Board member. Andrew Murstein had been a leader in a public company for almost 20 years prior to the period under SEC investigation and we believe he should have certainly known (or sought internal or external legal advice) that his actions could have major implications for both himself and more importantly, MFIN shareholders.

Step 4 – Cut Expenses.

Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.

Operating expense controls will matter more than ever going forward. Brokered CDs fund the bulk of MFIN's Bank operations and thus far have helped profits as CD rates have reset higher far slower than the rapid increase in short-term rates. Even though MFIN's net interest margin ("NIM") declined, the brokered CD reliance slowed the rate of decline substantially, even though MFIN struggled to pass on interest rate increases to borrowers (Figure 3). But as short-term rates are set to decline over the next 12-24 months this will work against MFIN, as rates will reset lower at a slower pace, and NIM will continue to be pressured. MFIN needs to ignore the last 3 years of unprecedented fiscal stimulus and consumer strength; those days are over and we believe were an anomaly. MFIN must recognize that efficient operations are critical.

Quarterly yield on earning assets and cost of funds


13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
11.08% 11.00% 10.96% 11.25% 11.16% 11.59% 11.66% 11.94%
9.05% 9.03% 8.98% 9.00% 8.59% 8.74% 8.71% 8.66%
1.88% 1.93% 2.05% 2.26% 2.45% 2.82% 3.02% 3.28%
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23
Yield on Average Earning Assets
Interest Expense/Average Earning Assets
NIM (Calculated)

Source: S&P Capital IQ, MFIN 10K/Qs
Figure 3: MFIN's gross yield on its earning assets (mostly loans) has remained relatively flat despite large rate increases in the economy since FYE21. A flat yield and increasing interest expense will cause profits to decline.

1. **Reduce executive compensation to appropriate levels by matching the size of the executive team to the complexity of the Company (Step 3 above).**
   We estimate that with an executive team that reflects the size and complexity of the Bank, executive compensation could have been reduced by approximately $19 million before taxes from 2020 to 2022 or an average of $6.3 million/annum[xv]. Despite MFIN's core underperformance, compensation was right-sized down to levels of rival, top performing FDIC-lenders. This would have boosted diluted EPS by an estimated $1.14 or 44% over that period (Figure 4 below). Due to the cyclical nature of consumer lending, and ZimCal's belief that zero percent interest rates were anomalous and will not return, we believe that the Company should build its capital cushion in the near-term and thus reward shareholders, rather than use the opportunity to enrich themselves. Even when the Company lost $39.9 million in 2018 (its largest loss ever), MFIN's CEO and President received $291,000 in perquisites to cover personal items including country club memberships, company drivers, social club memberships, car leases, car maintenance and other benefits[xvi]. Mr. Murstein also received a $1.4 million bonus that year. This suggests a level of tone-deafness that is concerning.

2. **An SEC settlement by MFIN would have reduced substantial past SEC litigation expenses and could reduce substantial future expenses.**
   ZimCal estimated that SEC legal fees totaled $7 million. The Company has D&O insurance, but despite repeated requests, ZimCal has not received any information on ongoing out of pocket expense or coverage and limits on the D&O policy. Avoiding prior SEC expenses would have boosted EPS by an estimated $0.22 in 2022 (Figure 4). Future impacts are uncertain without disclosures from the Company.

3. **Eliminate or severely reduce the Manhattan lease and footprint.**
   MFIN no longer has any material business interests in New York City. The Manhattan lease for the Holding Company's headquarters costs MFIN $1.8 million per year. The Holding Company employed 33 people at FYE23, not all of whom work at the Manhattan location. The Bank, which generates 94% of consolidated revenues, has

a Utah lease that costs ~$550,000 per year. The Bank employs 128 people or 76% of all employees, most of whom work at the Utah location. Eliminating this lease (ignoring termination fees) would have boosted EPS by $0.04 in 2023 (Figure 4).

4. **Focus on personnel cost efficiencies with a plan to control and limit collection and servicing costs.**
Great firms are always determining ways to cut expenses, while also rewarding exceptional employees. MFIN should do the same and like other top performing public companies (even those that are highly profitable), MFIN should ensure it is lean without compromising its ability to grow in the future. This initiative would be enhanced by technological investments as outlined below in Step 5. Metrics like efficiency ratios are adequate to show productivity trends over time but for a unique platform like MFIN, are difficult to compare to other lenders. The majority of prime-focused lenders do not staff or prepare for mass delinquencies, special asset management and material collection costs. Therefore, they often are not productive during times of distress, with lower recoveries and higher expenses. We believe that as the economy and new rate regime become more entrenched, defaults will increase and special servicing and collection skills must become a core competency for any lender aspiring to be exceptional. Collection costs in 2023 were $6 million while servicing costs were $9.5 million. Servicing for the entire consumer loan portfolio (~95% of total gross loans) is currently outsourced entirely to Systems and Services Technologies Inc. ("SST") at an estimated cost of $91/loan per annum[xvii]. Collection costs seem unusually high given the levels of non-performing loans and charge-offs ($49.5 million in consumer net charge-offs and $26 million in NPLs at FYE23). Greater internal control over collections and servicing would allow greater cost savings.

Earnings and EPS (pro forma) impact on historical and projected financials

	Annual Actual 12/31/21	Annual Actual 12/31/22	Annual Actual 12/31/23	Annual ZimCal Proj. 12/31/24
Net Income to Medallion Financial	54,108	43,840	55,079	20,999
Total Adjustments to Eliminate Taxi Medallion Impact	(2,078)	(8,156)	(21,714)	(1,368)
Core Net Income to Medallion Financial (Ex. Taxi Medallion impact)	52,030	35,684	33,365	19,631
Expense Adjustments				
Total Executive Compensation Adjustments	7,093	7,728	10,634	6,800
Professional Fee Reduction	311	7,054	886	1,000
Lease Expense Reduction	1,300	1,300	1,300	1,300
Personnel Efficiencies (Ex. C-Suite)	1,125	1,070	1,246	1,509
Total Operating Cost Savings (Before Taxes)	9,829	17,153	14,066	10,609
Total Operating Cost Savings (After Taxes)	6,921	12,611	9,993	7,957
Unadjusted EPS	$2.17	$1.83	$2.37	$0.90
Core Proforma EPS (ex. Taxi Medallion impact)	$2.09	$1.49	$1.44	$0.84
Core Proforma EPS (with expense reductions)	$2.36	$2.02	$1.87	$1.19
Increase in Core EPS from expense reductions	13%	35%	30%	41%

Source: S&P Capital IQ, MFIN 10K/Qs
Figure 4: FYE24 projections are based on internal ZimCal projections not consensus or analyst projections. ZimCal's projections incorporate continued elevated charge-offs and delinquencies through 2024. Expense reductions would have resulted in significantly higher core Net Income/EPS.

Step 5 – Go on Offense.

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.
We believe that an FDIC-insured funding base and indirect lending strategy is an excellent foundational platform but it cannot be taken for granted. Consumer lending is a large, fragmented and competitive industry. Unless consumer

lenders take on risker borrower, they are rate and structure "takers". They have very little ability to deviate from market terms. To be successful, lenders must compete primarily based on operating efficiency, reduced delinquencies and lower losses given default. Technology and data are foundational to that approach. More creative, well-capitalized lending platforms provide a huge array of options for dealers and contractors to finance their customers and most see data and analytics as central to their strategy.

1. **Invest in technology to boost productivity, analyze underwriting methodologies and loss mitigation which will allow the Company to iterate and improve.**
   ZimCal believes that in order to remain competitive in consumer finance, companies will need a full-time Chief Technology officer or equivalent who can lead the investment into technology, elevate its importance and make it a core pillar of the business. This does not mean an Information Technology officer focused on maintaining security, IT issues and infrastructure. MFIN must invest meaningfully in technological improvements to boost productivity. This will result in greater improvements 1 to 5 years out. This could take the form of faster underwriting decisions, more creative underwriting criteria, broader loan distribution platforms, easier entry into collateral adjacent lending niches, earlier potential loss identification, greater employee productivity, automated trend analysis and predictors, to name just a few applications. Data-driven, iterative underwriting based on rapidly changing market conditions, for example, would allow the Company to increase or reduce exposure quickly. The Company might then be able to better lend in the subprime category but with stronger underwriting and appropriate risk-pricing, which are critical in such a volatile lending category. The rapid technological changes of incumbents and new entrants into the consumer finance space will also have a meaningful impact on spread income. Nimble lending competitors that rely on high volume and lowered transaction and servicing costs will put an effective "cap" on loan yields and could push other lenders searching for yield and originations to loosen standards or push further down the credit spectrum. Yield spreads (the difference between the Company's yields and the equivalent risk-free yield) have declined substantially since 2021 which indicates that MFIN is already getting paid less for the risk it is taking (Figure 5).

Yield-Spread of Recreation and Home Improvement loans (relative to the risk-free rate)



Annual
Quarterly
14%
12%
10%
8%
6%
4%
2%
0%
Dec-21
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Recreation Spread to 5 yr Treasury Yield
Home Improvement Spread to 5 yr Treasury Yield
5 YR Treasury Yield
2 YR Treasury Yield

Source: Federal Reserve Bank NY, S&P Capital IQ, MFIN 10K/Qs
Figure 5: MFIN stated that the weighted average life of its loans was ~ 3 years, so its loan yields should be compared to the 3YR treasury rate. The 3YR treasury yield increased 304bps in 2 years while MFIN's blended yields only increased 50bps in the same period (at 4Q23 over 4Q21). MFIN is getting paid less for the risk it is taking which is clear in lowered ROA and ROE.

Improvements in machine learning and associated predictive algorithms could be incorporated far more cheaply than ever before. Without an incumbent servicing platform or technology, the Company has tremendous flexibility to invest in a robust system that could boost productivity and performance substantially.

2. **Develop a servicing platform to capture real-time customer data and get better servicing outcomes rather than outsourcing consumer loan servicing and collections, as is currently done.**
   In conjunction with technological investments, ZimCal believes that this is the best way to reduce delinquencies and charge-offs/loss severity, which are the biggest risks a lender faces. Currently, the Company outsources all

its consumer loan servicing to SST and paid $9.5 million in 2023. Most of these loans are performing and require minimal monitoring or human input. External collections activity on loans cost MFIN $6 million in 2023 (although it is unclear how many Medallion loans this involves). Developing internal servicing capabilities, ZimCal believes is critical as a core competency and a way for MFIN to control costs, data and outcomes. Control over the customer experience will undoubtedly reduce delinquencies and minimize losses. A 0.50% improvement in net recoveries, for example, or a 20% decrease in non-performing loans would have a material impact on earnings. An internal servicing platform could allow scaling beyond MFIN's balance sheets and result in fee generating opportunities. It could allow an easier expansion into adjacent consumer lending verticals that leveraged MFIN's core competencies. A servicing platform could be a fee generator for sold or securitized loan products or for other balance-sheet lenders. Granular data control will also allow robust and complete reporting on riskier loan segments that will give investors confidence that MFIN is in front of or mitigating any potential credit issues.

3. **Improve internal and external disclosures to enhance investor confidence and earn investor support for future initiatives.**
ZimCal has repeatedly offered the Company suggestions for both the data it collects and discloses to investors and the Board. We believe that lenders should be fully transparent about key (primarily credit) metrics and there is absolutely no competitive advantage that is lost as a result. Internally, it allows the Board to quickly understand key risks and hold management accountable and externally, externally, it gives investors greater confidence that risks are being managed effectively. We only have MFIN's prior crisis response to gauge a future crisis response and the Company's approach to the Taxi Medallion implosion is a persistent red flag. A Board and management team that celebrated its "solid credit performance" and "taxi medallion lending['s] virtually zero losses" could not predict a catastrophic spike in delinquencies and charge-offs only 7 months (May 2016) before they occurred (21% Taxi Medallion NPLs and $31 million charged-off at FYE16) is unacceptable and undermines investor confidence[xviii]. This is what concise and complete disclosures can avoid. Credit disclosure/tracking suggestions provided to the Company in depth by ZimCal included: i. stratification of loan performance by quarterly vintage, collateral type, prime/non-prime; ii. Disclosures of loan-to-value or loan-to-cost; iii. Loss-given-default trends; iv. Prepayment and WAL by prime/non-prime; and v. Recreation vehicle wholesale and retail price trends. Other disclosure suggestions provided to the Company included: i. Quarterly holding company financials (since all debt is serviced by MFIN's holding company not its bank subsidiary); ii. Avoid "partial" and misleading disclosures (e.g. the Taxi Medallion impact on EPS was noted, but ROAE, ROAA and "record" earnings were touted without the adjustment); iii. Non-recurring but material expenses (e.g. SEC legal fees); and, iv. Transparency on equity investment marks in the Commercial Lending segment.

4. **Reduce subprime originations in the near-term until consumer health trends are clearer.**
MFIN should be disciplined, and not be afraid to shrink its balance sheet, while watching the direction of economy. FDIC and securitization data on consumer loans, auto loans and credit cards, shows a rapid spike in delinquencies and charge-offs[xix] that could accelerate. This mirrors the Company's own performance. The Company can be more selective and not feel compelled to replace paid-off loans. MFIN should resist the temptation to search for higher yields by taking on excessive risk and thus be in a strong position to lean into the market when the opportunity is right. The opportunity cost is minimal and short-term, compared to the damage that could be done if subprime struggles. If MFIN can avoid sub-prime credit issues in the near-term, it will then be positioned to compete aggressively in the space in the future.

FDIC QBR FYE23 - Consumer Loan Delinquencies



5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
3.7%
1.8%
2.0%
2.0%
2.5%
3.1%
3.5%
3.6%
4.2%
1.0%
0.9%
0.4%
0.4%
0.6%
1.0%
1.1%
0.8%
0.9%
1.0%
1.3%
0.4%
0.3%
0.5%
0.8%
0.8%
1.0%
1.2%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Credit Card Charge-Offs (net)
Other Consumer Loans Charge-Offs (net, includes Auto)
Auto Loan Charge-Offs (net)

Source: FDIC
Figure 6: This represents $2.1 trillion in bank-held consumer loans. While not directly comparable to Recreation and Home Improvement loans, the trends are very similar to those in MFIN's portfolio. While FICOs are not disclosed by the FDIC, historically, commercial banks have had the most stringent underwriting standards with little sub-prime exposure.

5. **Reduce or exit distracting, less profitable business lines that do not leverage the Company's core competencies in the consumer lending business.**
Consumer lending is a competitive and difficult business and requires management's full attention. MFIN has reduced its non-core business lines gradually over time but in the past, management and the Board decided to invest in: a NASCAR team; a professional Lacrosse team; a fine art business; a taxi advertising business; a sport media company; and a consulting firm, to name just a few. These are needless distractions and undermine management's credibility with investors (and the Board that enabled them). MFIN currently has a Commercial Lending segment that represented 5.5% of total consumer loans at FYE23 and averaged 5.4% over the last 3 years. However, the operating expenses of that segment have averaged 9% of the operating expenses of the consumer lending business. The returns (ROE/ROE) on the segment have been very volatile with "gains on equity investments" (by definition an unpredictable revenue source) materially impacting returns. MFIN also continues to carry taxi medallions on its balance sheet with 333 New York City taxi medallions and 206 Chicago taxi medallions at FYE23[xx]. This exposure needs to go away.

6. **Have the Holding Company be a source of strength rather than a source of weakness to the Bank and allow MFIN to take advantage of future opportunities.**
The Company's Holding Company and bank subsidiary structure pose unique risks to investors. In the event of distress at the bank, the FDIC and Utah DFI have considerable discretion to protect depositors including stopping dividends or requiring an equity infusion. The former could result in a default and the latter could massively dilute stockholders at the worst possible time. That is why it is critical that MFIN reduces these risks. Growth is currently limited by retained earnings with little capacity/desire for a debt raise or dilutive equity raise. MFIN's bank subsidiary's cushion above its 15% minimum leverage ratio is thin and could evaporate if NIM declines and credit losses increase. This will impact future business strategy decisions, including any expansion or acquisition decisions. Regulators would be far more supportive of a major strategic shift (given the right opportunity) if capital cushions were more substantial. MFIN should shore up its Holding Company balance sheet, reduce Holding Company operational expenses and reduce the levels of expensive debt that were raised to cover prior Holding Company operating losses. The bank subsidiary profits are propping up the Holding Company and instead should be used to support growth or increase tangible book value. Holding company operating expenses were $20.2 million at FYE23, and the Bank's operating expenses were $47.4 million which includes expenses paid to the Holding Company. Given that the Bank generates ~95% of total revenue, this expense discrepancy is incomprehensible and introduces a level of risk (and potential for default) that most holding company/bank subsidiary lenders avoid. Despite "record earnings" it also is baffling that holding company debt has *increased* at FYE23[xxi].

7. **Reduce the reliance on spread income and focus on increasing fee income.**
   This has been a persistent focus for all lenders for some time. MFIN relies almost entirely on "spread income" or net interest income, and particularly in the current rate and economic environment, this has been under pressure for lenders of all sizes and types. MFIN's net interest income has been under pressure and will remain so as the increase in its funding costs outpaces the yields on its earning assets. MFIN should think through ways to diversify away from spread income and increase fee income. This is not easy. The most obvious fee income generators for consumer lenders are through securitization or loan sales, particularly with servicing retained. These can also result in balance sheet optimization and risk shifting. These may not be the right solutions for MFIN or supported by regulators given MFINs capitalization, but the Company needs to develop a strategy that is forward thinking rather than stagnant.

8. **Pursue new consumer lending lines of business and recognize the limits/desirability of banking-as-a-service for Fintech loan originators.**
   MFIN should pursue a new consumer lending line in earnest, using a different approach than the one taken on the Commercial business and Fintech relationships. New business lines must leverage the Company's consumer lending and origination knowledge so personnel do not have re-learn skills and can apply prior experiences. This expansion would need to be cautious and would require extensive research to make sure the market and collateral type were fully understood. If MFIN could develop multiple, niche consumer lending expertise in markets that could scale to a few hundred million, for example, this would reduce competition from large lenders and allow meaningful diversification away from Recreation and Home Improvement.
   In conclusion, ZimCal sees its "5 Steps To Improvement" as an important step in the right direction and a framework for thinking through how MFIN can be better and how value can be created. This analysis will be updated as we continue to receive updated financial data from MFIN and include excellent feedback from existing stockholders.

Please visit www.restoretheshine.com for more information on our campaign and how to vote for our candidates.

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[i] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As.
[ii] Source: S&P Capital IQ, MFIN 10K/Qs, MFIN DEF14A. 2018 net income derived from 1Q18 financial statements under Investment Company accounting and 2Q18-4Q18 financial statements under Bank Holding Company accounting.
[iii] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As.
[iv] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As. Most recent data for all companies was FYE22. This will be updated with FYE23 once available.
[v] Source: Blackbook.com
[vi] Source: S&P Capital IQ, MFIN 10K/Qs.
[vii] Source: MFIN 10K/Qs. Review of covenants of $39MM 9.25% Senior Note due 2028 dtd 09/29/23.
[viii] Source: S&P Capital IQ, MFIN DEF14A.
[ix] Source: S&P Capital IQ, MFIN 2024 and 2022 DEF14A. Core performance should be rewarded not non-core, non-recurring items. For example, removing the impact of the taxi medallion recoveries would have reduced net income to 125% of goal versus 200%. Diluted EPS to 140% rather than 200% and MFIN ROE to 127% rather than 200%. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine the value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets, which occurred at FYE20. Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. MFIN includes $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.
[x] Source: 2015-2016 10K/Q and 8Ks. Also see SEC filing. https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor
[xi] Source: MFIN 2016 10K & 1Q16 10Q.

[xii] Source: S&P Capital IQ, MFIN 10K/Qs.
[xiii] Source original SEC filing, MFIN 10K, MFIN response to SEC filing. https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor
[xiv] "The Downside for Medallion Financial Only Just Beginning." James Hickman, HVM Capital December 18th, 2014. https://www.prnewswire.com/news-releases/ride-sharing-to-seriously-impact-taxi-medallion-lenders-new-investment-report-concludes-300011939.html
[xv] Source: S&P Capital IQ, MFIN 10K/Qs, DEF14A.
[xvi] Source: S&P Capital IQ, MFIN 10K/Qs, MFIN DEF14A. 2018 net income derived from 1Q18 financial statements under Investment Company accounting and 2Q18-4Q18 financial statements under Bank Holding Company accounting.
[xvii] Source: S&P Capital IQ, MFIN 10K/Qs, DEF14A.
[xviii] Source: MFIN 2016 10K & 1Q16 10Q.
[xix] Per FDIC FYE23 Quarterly Performance data.
[xx] Source: S&P Capital IQ, MFIN 10K/Qs.
[xxi] Source: S&P Capital IQ, MFIN 10K/Qs. Holding company debt increased $18.5 million at FYE23.

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov or through links on www.restoretheshine.com. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

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The Website on which this document is being posted and the information contained on said Website (collectively, the "Website") is available to all stockholders of Medallion Financial Corp. (the "Company"). Except as otherwise set forth on the Website, the views expressed on the Website reflect the opinions of ZimCal Asset Management, LLC together with BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (together "ZimCal"), and are based on publicly available information with respect to the Company. ZimCal recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with ZimCal's conclusions. ZimCal reserves the right to change any of its opinions expressed on the Website at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. ZimCal disclaims any obligation to update the information or opinions contained on the Website. For the avoidance of doubt, the Website is not affiliated with or endorsed by Medallion Financial Corp.

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PREC14A 1 zimcalprec14a.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:

☒	Preliminary Proxy Statement
☐	**Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

MEDALLION FINANCIAL CORP.

(Name of Registrant as Specified In Its Charter)

ZimCal Asset Management, LLC
BIMIZCI Fund, LLC
Warnke Investments LLC
Stephen Hodges
Judd Deppisch

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

-with copies to-
Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Suite 3800
Milwaukee, WI 53202-5306
(414) 297-5596

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.		
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.		
	(1)	Title of each class of securities to which transaction applies:	
	(2)	Aggregate number of securities to which transaction applies:	
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):	
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	(1)	Amount Previously Paid:	
	(2)	Form, Schedule or Registration Statement No.:	
	(3)	Filing Party:	
	(4)	Date Filed:	

PRELIMINARY PROXY MATERIALS, SUBJECT TO COMPLETION,

DATED APRIL 10, 2024

MEDALLION FINANCIAL CORP.
ANNUAL MEETING OF STOCKHOLDERS
[●], 2024

PROXY STATEMENT OF
ZIMCAL ASSET MANAGEMENT, LLC

PLEASE SIGN, DATE AND RETURN THE [WHITE] UNIVERSAL PROXY CARD TODAY IN THE POSTAGE-PAID ENVELOPE PROVIDED

ZimCal Asset Management, LLC ("ZimCal Asset Management") and its affiliates, Stephen Hodges, Warnke Investments LLC ("Warnke") and BIMIZCI Fund, LLC ("BIMIZCI"), are furnishing this proxy statement (this "Proxy Statement") and accompanying **[WHITE]** universal proxy card to the stockholders of Medallion Financial Corp. ("Medallion," or the "Company") to solicit proxies in connection with the Company's 2024 Annual Meeting of Stockholders, and any adjournments, postponements, reschedulings or continuations thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"). The Annual Meeting is currently scheduled to be held at [●] am Eastern Time, on [●], 2024, and to be held virtually at [www.[●]]. The principal executive office of Medallion is located at 437 Madison Avenue, 38th Floor, New York, New York 10022. ZimCal Asset Management, Mr. Hodges, Warnke and BIMIZCI are collectively referred to herein either as "ZimCal," "we", "our", or "us".

The Company has set April 12, 2024 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). Holders of common stock of the Company, $0.01 par value per share (the "Common Stock") at the close of business on the Record Date are entitled to vote at the Annual Meeting.

Under new rules adopted by the Securities and Exchange Commission, the enclosed **[WHITE]** universal proxy card also includes the names of the Company's nominees. As ZimCal is using a "universal" proxy card, there is no need to use the Company's [●] proxy card or voting instruction form, regardless of how you wish to vote. We ask that you only cast your votes "**FOR**" Stephen Hodges and Judd Deppisch and "**WITHHOLD**" your votes for each of the Company's nominees.

This Proxy Statement and the accompanying **[WHITE]** universal proxy card are first being sent or given to the stockholders of the Company on or about April **[●]**, 2024.

Please visit our website at www.restoretheshine.com which will provide you details on our campaign, updates and sign up information for stockholders and interested parties.

WHY YOU WERE SENT THIS PROXY STATEMENT

This year you have the power to effect change at Medallion by voting for Directors of the Company other than the members of the current Board of Directors. Specifically, we offer you a choice--an ability to vote for 2 highly qualified, independent director nominees who are focused on creating long term value for stockholders and employees, as discussed herein.

Please take advantage of this opportunity to make a change. VOTE TO CHANGE MEDALLION FOR THE BETTER. VOTE THE **[WHITE]** UNIVERSAL PROXY CARD FOR: Stephen Hodges and Judd Deppisch.

This Proxy Statement is seeking your support at the Annual Meeting of Medallion for the following:

1. To vote "**FOR**" the election of Stephen Hodges and Judd Deppisch to the Board of Directors of the Company (the "Board"), and "**WITHHOLD**" on the Company's nominees.

2. To vote "**FOR**" the ratification of the appointment of Mazars USA LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

3. To vote **"AGAINST"** the approval on an advisory basis of the Company's executive compensation.

The following persons may be deemed to be participants in ZimCal's solicitation of stockholders as discussed herein: Mr. Hodges, Mr. Deppisch (solely as a result of agreeing to be a director nominee), ZimCal Asset Management, BIMIZCI, and Warnke (collectively, the "Participants"). Messrs. Hodges and Deppisch are sometimes referred to herein together as the "Stockholder Nominees." The Participants may be deemed to be participants in ZimCal's solicitation of stockholders to (1) vote "**FOR**" the election of Mr. Hodges and Mr. Deppisch, and "**WITHHOLD**" on the Company's nominees; (2) vote "**FOR**" the ratification of the appointment of Mazars USA LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024; and (3) vote "**AGAINST**" the approval on an advisory basis of the Company's executive compensation.

REASONS FOR THE SOLICITATION

Fellow stockholders of Medallion, this year you have the power to effect change at Medallion by voting for Directors of the Company other than the members of the current Board. Specifically, we offer you a choice--an ability to vote for 2 highly qualified, independent director nominees who have the skills and commitment to create long term value for stockholders and employees. We ask you to vote for our two alternative board candidates who will hold management accountable, who will put stockholders first and who will help make the Company best in class.

We also ask you to vote against a management compensation plan that we believe is excessive and rewards short-term thinking. High cash compensation combined with a high percentage of cash/non-cash compensation, as is the case for the Company, is typically viewed as less aligned with stockholder interests compared to executives that have high contingent or equity-linked pay.

We would be honored to gain your support and would work tirelessly for the stockholders to whom we would owe a fiduciary duty. We also realize that all stakeholders, including the Company's employees and debt holders, will be impacted by how well we fulfill our roles. Both our nominees are approximately 30 years younger than the average age of the current Board but have a combined 40 years of financial experience in areas that directly overlap with the Company's core business strategy.

ZimCal Asset Management, BIMIZCI, Warnke and Mr. Hodges have been investors in the Company for over 3 years. ZimCal currently has combined investment exposure of $15.4 million to the Company, comprised of $15 million in par value Trust Preferred Securities (backed by the Company's issued debt), and 50,000 shares of the Company. When other investors were afraid to take the risk, we saw the potential of the Company's platform. In early 2021, we felt that the Company had finally moved beyond the worst of its loan-related credit losses. Fortunately, we were correct. However, we believe we are now at an inflection point where we see a high probability of near-term and long-term pain for the Company and its stockholders.

A confluence of factors, reflected in the Company's public disclosures, including higher for longer rates pressuring borrowers, large Company sub-prime exposure (20% of total assets), cyclicality in the Company's two main lines of business (Recreation and Home Improvement lending), and more expensive funding are just a few of the near-term material risks that could result in lowered profits or losses for the Company. The stock price is already down 40% over 10 years and we believe it could fall much further absent a radical course correction.

We believe that the Board prioritizes management over stockholders

We believe that the Board has for far too long prioritized its senior management team and their ineffectual leadership (see the significant decline in share price) and awarded them excessive compensation at the expense of both stockholders and the long-term health of the Company, as discussed herein. We believe that the

Company is being run like a family business with 3 current Board members in the Murstein family, and there has been no accountability for Andrew Murstein, the COO & President of the Company. Ironically, both Andrew Murstein and his father Alvin Murstein currently own 10% and 7.8% of the Company's outstanding shares, which would suggest aligned interests with the broader stockholder group, but we believe that their substantial cumulative CASH compensation ($21.9 million and $11.5 million from 2015-2022) and high cash/non-cash compensation ratio (~85% cash/non-cash) combined with terrible Company stock performance (down 40% the 10 years through 03/28/24) means they have been able to comfortably rely on salaries and bonuses, while being less focused on creating long-term stockholder value.

We believe that recent profits do not reflect the Company's underlying core business health

Despite what appear to be "record" profits in the last 3 years, we believe that profits were artificially boosted by a combination of anomalous, ultra-low consumer loan charge-offs and non-recurring net recoveries related to the Company's non-core Taxi Medallion assets. The impact of the Taxi Medallion recoveries boosted net income $30 million or 43% in 2022-2023 . While these recoveries are commendable, we note that our calculations show **cumulative Taxi Medallion charge-offs totaled $270 million** through FYE23. In addition, executive bonuses were materially increased by the Taxi Medallion non-core recoveries rather than tied only to the Company's core business performance. The Company is facing serious headwinds with core ROA and ROE declining, quarterly charge-offs (3.2%) higher than at FYE19 (the previous cyclical high), funding costs up and competition only getting more ruthless.

We remain concerned about the SEC complaint

Mr. Murstein, along with the Company was originally charged by the SEC with:

> "violating the antifraud, books and records, internal controls, and anti-touting provisions of the federal securities laws. Murstein is also charged with making false statements to Medallion's auditor… The SEC seeks permanent injunctions, disgorgement plus prejudgment interest, and civil penalties. In addition, the SEC seeks an officer-and-director bar against Murstein."

These charges, despite implications in the Company's disclosures, are current and serious, and the actions taken still materially impact the Company's financial statements today, as discussed herein.

We believe that the Company has tremendous potential which can be reached through 5 simple steps

We do not pretend to have all the answers, but we do know how to execute, how to "block and tackle" and how to hold management accountable. There is the danger of trying to fix everything, so we have focused on the most impactful and easily fixable, outlined through 5 basic steps:

Step 1 – Enhance the Board
Add Directors with relevant banking, consumer lending and capital markets experience that will answer to stockholders and hold management accountable.

Step 2 – Resolve the SEC Complaint
Remove the biggest obstacle to regaining credibility with investors and give stockholders the ability to quantify the financial impact of the lawsuit on their investment.

Step 3 – Improve the Management Team
Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.

Step 4 – Cut Expenses
Reduce unnecessary expenses to increase profits to stockholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.

Step 5 – Go on Offense
Get rid of distractions, focus on the core consumer lending business and invest in technology so that the Company can better compete in an ultra-competitive consumer lending environment.

This change can only be accomplished by first achieving Step 1 – Enhance the Board. With your vote for our two alternative board candidates, we hope to begin the process of "Restoring the Shine" to the Company and so that it can thrive in the long-run for the benefit of all stockholders.

We will provide you with a series of public releases that provide updates and details on our plan to "Restore the Shine" to the Company. Our website www.restoretheshine.com will provide details on our campaign, updates and sign-up information for stockholders and interested parties.

QUESTIONS & ANSWERS REGARDING THE SOLICITATION

Q. Why are you challenging the Company through a proxy contest?

After closely analyzing 2023 SEC filings by the Company we detected several worrying trends and felt that the Company was heading down the wrong path. We felt that there was high probability of a substantial decline in the value of the Company's debt and equity if it didn't make important changes to its governance approach and management team. We fundamentally believe that the Company has a business that can thrive and create tremendous stockholders value in the long run if it is run the right way.

Q. But you're a large debt holder AND an equity holder, are you really looking out for stockholder interests?

We are absolutely aligned with stockholder interests through both our debt and equity investment into the Company. Our combined debt and equity make us one of the single largest investors in the Company. Our debt is the most subordinated debt the Company has or the "lowest in the capital stack". Which means that we are the first lender to lose money if losses are catastrophic. Our debt also has a very long maturity (2037). Because of both of those factors, the value of our debt, just like the value of your equity, is very sensitive to company performance. If the company loses money or becomes riskier because of poor business decisions, the value of our debt and the value of our equity goes down just as it does for other stockholders.

Q. How do we vote?

This proxy statement contains details on how to vote. We will also be sending out more information on the voting process with easy instructions on how to vote for our candidates and ensure the Company is best positioned to thrive.

Q. Why is being on the Board so important?

The right leadership at any public company starts with having the right Board of Directors. The Board should ideally be able to provide expertise to the company to help it improve. But most importantly, the Board has a responsibility to look out for stockholders and to hold Company leadership accountable. We don't think our nominees have all the answers but they will dedicate themselves to looking out for stockholder interests rather than management interests, and they have a combined 40 years of financial experience in areas that directly overlap with the Company's core business strategy.

Q. What skills can you add to the Board?

We believe that the Company and the Board do not have the necessary consumer lending and banking experience to thrive in this new consumer lending world, which is data driven, technologically forward, constantly changing and extremely competitive. Our candidates have the relevant banking, capital markets and lending experience, as discussed herein.

Q. What is an example of what the Board is not doing well?

We believe the Board is failing the Company's stockholders on multiple fronts. One of the most egregious failures is the Board's inaction in the face of what we believe to be well-documented violations of the Company's own policies and procedures, most of which only came to light through the SEC complaint. Andrew Murstein put the Company in a very serious and costly situation and yet the Company's public filings appear to downplay the seriousness of the complaint. We believe that the Board should have immediately authorized an independent, outside firm to investigate Andrew Murstein's actions and if he was in violation, the Board could have considered replacing Andrew Murstein or using its authority under the Company's Compensation Recoupment Policy to clawback incentive compensation in the event of an "officer's detrimental conduct." Instead the Board spent millions of dollars fighting an expensive, ongoing legal battle with the SEC.

Q. But profits were up in 2021 through 2023, what seems to be the problem?

Yes. Profits were up in 2021 through 2023. But they were not up due to improved profit margins and returns in the Company's core businesses. The answer is more complicated. 2021 was a good year for most lenders because rates were near record lows. Consumers were flush with cash and so defaults and charge-offs were at all-time lows. However, as rates rose in 2022 and 2023, the Company made less money in its core business because (1) the interest it charged on its loans stayed about the same but the interest it paid on its CDs and its debt increased; (2) its borrowers started to struggle to make payments which meant the Company had to reserve more for future losses and had to charge-off more loans; and (3) there were non-recurring Taxi Medallion loan recoveries that padded its profits and disguised down-trending core performance. At FYE23, the Taxi Medallion assets were 0.5% of total assets and yet, mostly due to one-off recoveries, were **responsible for 36%** of pre-tax operating income in 2023.

Net Income & Adjusted Net Income (Ex. Taxi Medallion Impact)



18
16
14
12
10
8
6
4
2
0
Millions
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Net Income to MFC
Adj. Net Income to MFC (Ex. Medallion impact)

Figure 1: Shows the material impact of non-recurring Taxi Medallion loan recoveries. The "noise" from these recoveries increased earnings 22% in 2022 and 65% in 2023. Core earnings actually declined YoY.

ROAA and & Adjusted ROAA (Ex. Taxi Medallion Impact)



3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.1%
2.6%
2.3%
2.7%
2.3%
1.8%
2.2%
1.7%
1.9%
1.2%
2.0%
1.6%
1.5%
1.4%
0.9%
0.8%
0.7%
0.5%
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Medallion Assets (gross)/Total Assets
ROAA (AT)
ROAA (AT) (Ex. Medallion)

Figure 2: Shows the impact of Taxi Medallion loan recoveries on CORE quarterly ROAA which has been declining materially over the last 4 quarters to below 1% at 4Q23.

Q. Do you think management is getting paid too much?

Absolutely. We believe that the compensation of executives at the Company is very high and deeply unfair to both stockholders as well as lower-level employees. For example, from 2015 to 2022, the Company made a combined net profit (without any adjustments) available to stockholders of $75 million. Over that time, Andrew Murstein was paid $22 million in CASH compensation. ONE INDIVIDUAL at the Company made 30% of the cumulative profit available to stockholders over an 8-year period. At FYE22, the top paid 5 employees made 50% of what the other 145 Company employees make. Andrew Murstein is getting paid more than the CEOs of banks over 30x times larger with high capital ratios and consistent returns. He is also being paid significantly more than the majority of the Company's compensation peer group (relative to ROAA, last 5 years profitability and % of Total SG&A Expenses) and more than the highest capitalized, top performing $2BN to $5BN banks in the country.



PLEASE SIR, MAY I HAVE SOME MORE?
SHARE HOLDERS
PROFITS
MANAGEMENT

Q. Maybe the SEC lawsuit is a big deal, but didn't that happen long ago and does it matter now?

The SEC lawsuit revealed three huge things that mattered then and matter now. Firstly, they show that Andrew Murstein had (and still has) tremendous influence at the Company and apparently unilaterally acted in ways that were reckless at best, or according to the SEC claims, illegal at worst, and we believe continue to negatively impact the value of your stock. Secondly, the SEC lawsuit showed that the then Board was either naïve or incompetent and clearly was not asking the right questions or holding Andrew Murstein accountable. I do not believe that the current Board is incompetent, but they certainly do not appear to be asking the right questions or holding Murstein accountable either. Thirdly, Andrew Murstein and the Company are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of the Company's balance sheet: recorded as Goodwill and Intangibles. Which means that 50% of the Company's balance sheet equity is essentially "discounted" since it is not related to a tangible asset. However, a Goodwill impairment would have material consequences on the income statement and balance sheet. This is another clear example of how Andrew Murstein's actions in 2015 to 2018 are still impacting the Company in 2023.

Q. Any final thoughts?

Despite all the risks we've brought up, we believe that Medallion Bank could be a strong business under the right leadership, which is one reason we began, and continue, to incrementally increase our equity position. Our 5 Step plan provides a clear and simple path forward. The bank's access to FDIC-insured deposits means that funding costs will stay low, which is a huge advantage over competitors. If a professional management team and strong Board can focus on controlling costs, originating good loans, reducing charge-offs and regaining the trust of the investment community, the bank could be in an excellent position to do well in any economic environment and for the long-term.

ABOUT ZIMCAL ASSET MANAGEMENT, LLC

ZimCal Asset Management is an alternative investment firm focused on niche, illiquid and complex credit investment opportunities. ZimCal Asset Management partners with both healthy and distressed borrowers or issuers, and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, Stephen Hodges, the Founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 banks through investments on both sides of the balance sheet. ZimCal Asset Management has developed a deep network in the banking industry and fully understands the banking regulatory environment. ZimCal Asset Management usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if leadership is underwhelming and threatens to undermine ZimCal's investments. ZimCal Asset Management prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment. Stephen Hodges founded ZimCal Asset Management in 2015 after working for 12 years in banking and credit investing.

This year you have the power to effect change at the Company. We have offered you a choice--an alternative slate of highly qualified, independent director nominees who are aligned with you.

Please take advantage of this opportunity to make a change. VOTE TO CHANGE THE COMPANY FOR THE BETTER. VOTE FOR OUR DIRECTOR NOMINEES.

MEETING DETAILS AND PROXY MATERIALS

At the Annual Meeting, the stockholders of the Company will be asked to consider and vote upon: (1) the election of two directors to the Board to hold office until the 2025 annual meeting of stockholders; (2) the ratification of the appointment of Mazars USA LLP as the Company's independent registered public accounting firm for fiscal year 2024; and (3) an advisory vote on executive compensation.

We intend to vote all of the shares of Common Stock that we are entitled to vote, including proxies solicited by these proxy materials, as follows:

1. "**FOR**" the election of Stephen Hodges and Judd Deppisch to the Board, and "**WITHHOLD**" on the Company's nominees.

2. "**FOR**" the ratification of the appointment of Mazars USA LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

3. "**AGAINST**" the approval on an advisory basis of the Company's executive compensation.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on [●], 2024. This Proxy Statement and the accompanying [WHITE] universal proxy card are available at [●].

IMPORTANT

Your vote is important, no matter how many or how few shares you own. ZimCal urges you to sign, date and return the enclosed [WHITE] universal proxy card today.

- If your shares are registered in your own name, please sign and date the enclosed **[WHITE]** universal proxy card and return it today in the enclosed postage-paid envelope.

- If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in "street name," and these proxy materials, together with a **[WHITE]** universal voting form, are being forwarded to you by your broker, bank or other holder of record. **As a beneficial owner, you must instruct your broker, trustee or other representative how to vote**. Your broker cannot vote your shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

We urge you not to return any proxy card you receive from the Company. If you have already sent a [●] proxy card furnished by Company management or the Board or have otherwise submitted a proxy using one of the methods described in the Medallion Proxy Statement, you may revoke that proxy and vote on each of the proposals described in this Proxy Statement by signing, dating and returning the enclosed **[WHITE]** universal proxy card.

If you have questions, require assistance in voting your [WHITE] universal proxy card, or need additional copies of these proxy materials, please contact Saratoga Proxy Consulting LLC, our proxy solicitor, at the address, telephone number or email address listed below.

If you have any questions or need assistance in voting, please call:

saratoga

520 8th Avenue, 14th Floor
New York, NY 10018

Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

PROPOSAL 1

ELECTION OF DIRECTORS

Under the Company's Restated Articles of Incorporation and Second Amended and Restated Bylaws, each as amended and restated to date, directors at the Company are divided into three classes (Class I, Class II and Class III) serving staggered terms of three years. Class I consists of two directors and elections for Class I directors will be held at the Annual Meeting. Set forth below are the Stockholder Nominees for election as Class I Directors.

Stephen Hodges, age 47:	Stephen Hodges is the founder of ZimCal Asset Management LLC, and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC. Mr. Hodges has over 19 years of experience as both a lender and debt investor. Mr. Hodges has extensive experience investing in community and regional banks, primarily through preferred equity or subordinated debt but he has also invested in other parts of the capital structure. Mr. Hodges has invested in over 100 banks around the country and met with over 200 bank management teams. Mr. Hodges is very familiar with the key regulatory players as well as bank advisors and bank counsel. Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks. He used that skill managing material debt exposure post-GFC in a prior role. Prior to ZimCal, Mr. Hodges worked for two investment firms, one large and one mid-sized, focused on opportunistic credit investments. Mr. Hodges currently serves on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles. Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting. He received a BSc in Economics from Centre College.
Judd Deppisch CFA, age 45:	Mr. Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet. Mr. Deppisch joined Nelnet Financial Services in April, 2023. In his role, Mr. Deppisch is charged with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units. Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities. Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes. Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst Mr. Deppisch received an MBA from the Kellogg School of Management. He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder

The combination of experience, skill sets, and qualifications disclosed above led to the conclusion that each of the Stockholder Nominees should serve as a director of the Company. None of the entities or organizations reflected in the business experience of the Stockholder Nominees is a parent, subsidiary or other affiliate of the Company. The role of an effective director inherently requires certain personal qualities, such as integrity, as well as the ability to comprehend, discuss and critically analyze materials and issues that are presented so that the director may exercise judgment and reach conclusions in fulfilling his duties and fiduciary obligations. We believe that the background and expertise of each nominee evidences those abilities and are appropriate to his serving on the Board.

We believe that each of Mr. Hodges and Mr. Deppisch would be deemed "independent" under the Corporate Governance Guidelines of the Company, the independence requirements of the SEC rules and the listing standards of the New York Stock Exchange, and that each would qualify as an "audit committee financial expert" as that term is defined by the SEC.

We expect that the Stockholder Nominees will be able to stand for election but in the event that one or more are unable to serve or for good cause will not serve, the shares represented by the enclosed **[WHITE]** universal proxy card will be voted for a substitute nominee (or nominees, as the case may be), to the extent this is not prohibited under the Company's charter documents and applicable law. In addition, we reserve the right to solicit proxies for the election of such substitute nominee(s) if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or, if consummated, would have, the effect of disqualifying the Stockholder Nominees, to the extent this is not prohibited under the Company's charter documents and applicable law. In any such case, shares represented by the enclosed **[WHITE]** universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional persons, to the extent this is not prohibited under the Company's charter documents and applicable law, if the Company increases the size of its board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

None of the Stockholder Nominees is presently serving as a director on the board of directors of any corporation, partnership or other entity that has a class of debt or equity securities registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, nor has any nominee served as such during the past five years.

MECHANICS OF VOTING IN THE ELECTION

Stockholders will vote to fill two seats on the Board at the Annual Meeting.

A plurality voting standard applies to the election of directors at the Annual Meeting. So, stockholders will be able to cast only "FOR" or "WITHHOLD" votes in the election of directors, and the two nominees receiving the most "FOR" votes will be elected as directors. Withhold votes will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting, but will not be counted in determining the outcome of the election of directors.

With a plurality voting standard applying to the election of directors at the Annual Meeting, stockholders will not be able to abstain from voting in the election of directors. Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting.

For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both the Company and the Stockholder Nominees, all items listed in the notice for the meeting will be considered "non-routine" matters. In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Meeting, nor will your shares be counted for purposes of determining whether a quorum exists.

WE URGE YOU TO VOTE "FOR" STEPHEN HODGES AND JUDD DEPPISCH USING THE ENCLOSED [WHITE] UNIVERSAL PROXY CARD, AND "WITHHOLD" ON THE COMPANY'S NOMINEES.

IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE "FOR" STEPHEN HODGES AND JUDD DEPPISCH TO SERVE AS DIRECTORS.

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In the Company's proxy statement, the Company is asking stockholders to ratify the appointment of Mazars USA LLP as the Company's independent registered public accounting firm for the Company's 2024 fiscal year.

According to the Company's proxy statement, the affirmative vote of holders of a majority of the shares of Common Stock cast at the meeting is required to ratify the appointment of Mazars USA LLP.

Because the vote on this Proposal is advisory, it will not be binding upon the Board. However, Medallion has indicated the Company's Audit Committee will take into account the outcome of the vote when considering the appointment of the independent registered public accounting firm.

WE RECOMMEND A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF MAZARS USA LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE "FOR" WITH RESPECT TO THIS PROPOSAL.

PROPOSAL 3
NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

As described in detail in Medallion's proxy statement, Medallion is asking stockholders to indicate their support for executive officer compensation. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of Medallion's named executive officers. So, stockholders may endorse or not endorse Medallion's executive pay program through the following non-binding resolution:

> "RESOLVED, that the 2023 compensation paid to the Company's named executive officers, as disclosed in the Proxy Statement for the Company's 2024 Annual Meeting of Stockholders, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Because the vote on this Proposal is advisory, it will not be binding upon the Board. However, Medallion has indicated the Company's Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

The non-binding advisory resolution regarding the compensation of the named executive officers described in this Proposal shall be approved if the votes cast in favor of the resolution exceed the votes cast against the resolution. Abstentions and broker non-votes will not be counted as either votes cast for or against the resolution.

WE RECOMMEND A VOTE "AGAINST" THE APPROVAL ON AN ADVISORY BASIS OF THE COMPANY'S EXECUTIVE COMPENSATION. IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, WE WILL VOTE "AGAINST" WITH RESPECT TO THIS PROPOSAL.

WHO CAN VOTE AT THE ANNUAL MEETING

Only stockholders of record of Medallion Common Stock at the close of business on April 12, 2024, the Record Date, are entitled to notice and to vote at the Annual Meeting.

HOW TO VOTE BY PROXY

Your vote is important, no matter how many or how few shares you own. The Stockholder Nominees urge you to sign, date and return the enclosed [WHITE] universal proxy card today.

- If your shares are registered in your own name, please sign and date the enclosed **[WHITE]** universal proxy card and return it today in the enclosed postage-paid envelope.

- If your shares are held in a brokerage account or by a bank or other holder of record, you are considered the beneficial owner of the shares held in "street name," and these proxy materials, together with a **[WHITE]** universal voting form, are being forwarded to you by your broker, bank or other holder of record. **As a beneficial owner, you must instruct your broker, trustee or other representative how to vote**. Your broker cannot vote your shares on your behalf without your instructions. Depending upon your broker, bank or other holder of record, you may be able to vote either by telephone or by the Internet. You may also vote by signing, dating and returning the enclosed voting form.

Whether you plan to attend the Annual Meeting or not, we urge you to vote your shares now. Please contact our proxy solicitor Saratoga Proxy Consulting LLC at (888) 368-0379 if you require assistance in voting your shares. This Proxy Statement and the accompanying **[WHITE]** universal proxy card are available at [●].

Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the **[WHITE]** universal proxy card but do not make any specific choices, your proxy will vote your shares as follows:

1. "**FOR**" the election of Stephen Hodges and Judd Deppisch to the Board, and "**WITHHOLD**" on the Company's nominees.

2. "**FOR**" the ratification of the appointment of Mazars USA LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

3. "**AGAINST**" the approval on an advisory basis of the Company's executive compensation.

ZimCal and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to two nominees on the enclosed **[WHITE]** universal proxy card. Stockholders are permitted to vote for fewer than two nominees or for any combination (up to two total) of the Stockholder Nominees and the Company's nominees. Voting "FOR" fewer than two nominees will result in your shares being voted "FOR" only the nominee you have so marked and default to a "WITHHOLD" vote with respect to any nominee left unmarked. If you vote "FOR" more than two nominees, your vote regarding the election of directors will be invalid and will not be counted. There is no need to use the Company's proxy card or voting instruction form, regardless of how you wish to vote. If ZimCal withdraws its solicitation or fails to comply with the universal proxy rules, any votes cast in favor of the Stockholder Nominees will be disregarded and not be counted, whether such vote is provided on our **[WHITE]** universal proxy card or the Company's proxy card.

Rule 14a-4(c)(3) of the Exchange Act governs our use of discretionary proxy voting authority with respect to a matter that is not known by us a reasonable time before our solicitation of proxies. It provides that if we do not know, a reasonable time before making our solicitation, that a matter is to be presented at the meeting, then we are allowed to use our discretionary voting authority when the proposal is raised at the meeting, without providing any discussion of the matter in this Proxy Statement. If any other matters are presented at the Annual Meeting for which we may exercise discretionary voting, your proxy will be voted in accordance with the best judgment of the persons named as proxies on the attached proxy card. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the **[WHITE]** universal proxy card on your behalf. You should also sign, date and mail the voting instruction that your broker or banker sends you when you receive it (or, if applicable, vote by following the instructions supplied to you by your bank or brokerage firm, including voting by telephone or via the internet). Please do this for each account you maintain to ensure that all of your shares are voted.

A large number of banks and brokerage firms are participating in a program that allows eligible stockholders to vote by telephone or via the Internet. If your bank or brokerage firm is participating in the telephone voting program or Internet voting program, then such bank or brokerage firm will provide you with instructions for voting by telephone or the Internet on the voting form. Telephone and Internet voting procedures, if available through your bank or brokerage firm, are designed to authenticate your identity to allow you to give your voting instructions and to confirm that your instructions have been properly recorded. Stockholders voting via the Internet should understand that there might be costs that they must bear associated with electronic access, such as usage charges from Internet access providers and telephone companies. If your bank or brokerage firm does not provide you with a voting form, but instead you receive the **[WHITE]** universal proxy card, then you should mark our proxy card, date it and sign it, and return it in the enclosed postage-paid envelope.

VOTING AND PROXY PROCEDURES

Stockholders of Medallion may not cumulate votes relating to the election of directors. For the other proposals presented at the Annual Meeting, stockholders are entitled to one vote for each share of Common Stock the stockholder owned of record on the Record Date.

Only stockholders of record of Common Stock at the close of business on the Record Date are entitled to notice and to vote at the Annual Meeting. At least a majority of shares outstanding on the Record Date and entitled to vote must be represented at the Annual Meeting, either in person or by proxy, in order to constitute a quorum for the transaction of business. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum.

Proxies relating to "street name" shares that are voted by brokers on some but not all of the matters before stockholders at the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum on all matters, but will not be entitled to vote at the Annual Meeting on those matters as to which authority to vote is not given to the broker ("broker non-votes").

The following will not be votes cast and will have no effect on the election of any director nominee: (1) a share whose ballot is marked as withheld; (2) a share otherwise present at the meeting but for which there is an abstention; and (3) a share otherwise present at the meeting as to which a stockholder gives no authority or direction (other than a share voted pursuant to a signed proxy card on which the stockholder has not indicated any voting direction).

The proposal on the vote to ratify the selection of the independent registered public accounting firm requires the affirmative vote "FOR" of a majority of the shares present and voting on this matter. If you are not a stockholder of record and you do not provide instructions to the broker on how to vote, then your proxy will be counted as vote "FOR" the ratification of Mazars USA LLP as independent registered public accounting firm.

The proposal on the advisory vote to approve Company's executive compensation requires the affirmative vote "FOR" of a majority of the shares present and voting on this matter. Abstentions and broker non-votes will have no effect on the outcome of the proposal.

For brokerage or other nominee accounts that receive proxy materials from, or on behalf of, both Medallion and us, all items listed in the notice for the meeting will be considered "non-routine" matters. In that case, if you do not submit any voting instructions to your broker or other nominee, your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting.

However, for brokerage or other nominee accounts that receive proxy materials only from Medallion, the broker or other nominee will be entitled to vote shares held for a beneficial owner only on the ratification of the appointment of Mazars USA LLP, as Medallion's independent auditor for the year ending December 31, 2024, without instructions from the beneficial owner of those shares. In this event, a broker or other nominee still will not be entitled to vote shares held for a beneficial owner on non-routine proposals, which include the election of directors and the approval of the other proposals.

REVOCATION OF PROXIES

A proxy given pursuant to this solicitation may be revoked at any time before it is voted. If you are a record holder, you may revoke your proxy and change your vote by: (1) by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Company's Secretary; or (2) attending the Annual Meeting and voting in person. If you are the beneficial owner of shares held in street name, you may revoke your proxy and change your vote: (1) by submitting new voting instructions to your broker, bank or other nominee in accordance with their voting instructions, or (2) if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares in person, by attending the Annual Meeting, presenting the completed legal proxy to the Company and voting in person. You should be aware that simply attending the Annual Meeting will not in and of itself constitute a revocation of your proxy.

Only holders of record as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. If you were a stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell your shares after the Record Date. **Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sell such shares after the Record Date.**

ALTHOUGH YOU MAY VOTE MORE T[illegible], ONLY ONE PROXY WILL BE COUNTED AT THE ANNUAL MEETING, AND THAT WILL BE YOUR LATEST-DATED, VALIDLY EXECUTED PROXY.

If you have already sent a [●] proxy to management of the Company, you can revoke that proxy by signing, dating and mailing the **[WHITE]** universal proxy card or by voting in person at the Annual Meeting.

SOLICITATION OF PROXIES; EXPENSES

We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Exchange Act, and intend to solicit proxies from the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support o Stockholder Nominees' election in accordance with applicable law and intend to comply with applicable requirements of the Exchange Act.

The entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public rela transportation and litigation) will be borne by us. In addition to the use of the mails, proxies may be solicited by us and/or our regular employees by telephone, telegram, and personal solicitation, for which no additional compensation will be paid to those persons engaged in such solicitation. Proxies will not be solicit specially engaged employees. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the common stock that such institutions hold, and we will reimburse such institutions for their reasonable out-of-pocket expenses.

We have retained Saratoga Proxy Consulting LLC, a proxy solicitation firm, to assist in the solicitation of proxies at a fee estimated not to exceed $[●], plus reimbursement of reasonable out-of-pocket expenses and fees related to calls to solicit stockholders. Approximately [●] persons will be utilized by that firm solicitation efforts.

We estimate that our total expenditures relating to the solicitation of proxies will be approximately [●] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total cash expenditures to relating to this solicitation have been approximately $[●].

We intend to seek reimbursement from the Company for our actual expenses in connection with this solicitation. If elected, the Stockholder Nominees will submit the matter to a vote of the Company's Board. The Company's Board may vote to submit the matter of reimbursement to a vote of the Company's stockhol If elected to the Company's Board, Stephen Hodges and Judd Deppisch intend to vote in favor of reimbursing us and submitting the matter to a vote of the Company's stockholders. If the matter is submitted to a vote of the Company's stockholders, we will vote our shares in favor of such reimbursement and will acce results of such stockholder vote.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

The only participants known to ZimCal Asset Management are Stephen Hodges (sometimes referred to as the "Stockholder"), Judd Deppisch, BIMIZCI and Warnke. The business address of each Participant for purposes of this notice and solicitation is c/o BIMIZCI 4737 County Road 101, #264, Minnetonka, MN 5 Each Participant's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on is provided below.

Name	Principal Occupation or Employment	Name, Business and Address Employer
Stephen Hodges	Stephen Hodges founded ZimCal Asset Management in 2015. He has over 19 years of experience as both a lender and debt investor. Mr. Hodges focuses on investing in non-public debt acquired from existing lenders and sold in the secondary market. He also originates senior lien, junior lien and subordinated debt in special situations.	ZimCal Asset Management LLC c/o BIMIZCI Fund, LLC 4737 County Road 101 #264 Minnetonka, MN 55345
Judd Deppisch, CFA	Judd Deppisch joined Nelnet Financial Services, the asset management/capital allocation division of Nelnet, Inc. (NYSE: NNI), as the Chief Investment Officer, Nelnet Financial Services, in April, 2023. In his role, Mr. Deppisch is charged with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.	Nelnet, Inc. 121 South 13th Street Suite 100 Lincoln, Nebraska 68508

ZimCal Asset Management, LLC	Serves as the Manager of BIMIZCI Fund, LLC.	4737 County Road 101 #264 Minnetonka, MN 55345
BIMIZCI Fund, LLC	BIMIZCI invests in undervalued, illiquid assets with a bias towards private credit and bank issuers. Serves as Manager of Warnke Investments LLC	4737 County Road 101 #264 Minnetonka, MN 55345
Warnke Investments LLC	Warnke Investments LLC invests in financial companies.	4737 County Road 101 #264, Minnetonka MN 55345

Provided below is the amount of Common Stock that each participant owns beneficially, directly or indirectly

Name	Shares Held of Record	Shares Held Beneficially
Stephen Hodges	10	50,000 (1)
Judd Deppisch	None	None
ZimCal Asset Management, LLC	None	50,000 (2)
BIMIZCI Fund, LLC	None	50,000 (3)
Warnke Investments LLC	None	30,000

(1) Because Mr. Hodges is the sole owner of ZimCal Asset Management, which is the Manager of BIMIZCI, he is deemed to share voting power and dispositive power over the shares of Common Stock owned by BIMIZCI. Because Mr. Hodges is the sole owner of ZimCal Asset Management, which is the Manager of BIMIZCI, and BIMIZCI is the Manager of Warnke, he is deemed to share voting power and dispositive power over the shares of Common Stock owned by Warnke.

(2) Because ZimCal Asset Management is the Manager of BIMIZCI, which is the Manager of Warnke, ZimCal Asset Management has shared voting and dispositive power over these shares of Common Stock owned by BIMIZCI and Warnke.

(3) Because BIMIZCI is the Manager of Warnke, BIMIZCI has shared voting and dispositive power over these shares of Common Stock owned by Warnke.

Other than as disclosed herein, the participants only hold shares of Common Stock, and do not hold any other class of securities of the Company.

Appendix A, which is incorporated herein by reference, states with respect to shares of Common Stock, as the participants do not hold, and have note held, any other securities of the Company, all of the shares purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

Except as provided below, no part of the purchase price or market value of any of the shares of Common Stock on Appendix A is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. From time to time, the Stockholder and BIMIZCI, may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms' usual terms and conditions, but have not done so as of the date of this notice. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. So, all or part of the shares of Common Stock held may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin would be used to purchase the Common Stock. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this notice, none of the Stockholder, the Stockholder Nominees, ZimCal Asset Management nor BIMIZCI have loans secured by Common Stock.

None of the Participant's "associates" (as defined in Rule 14a-1 of the Exchange Act) own beneficially, directly or indirectly, shares of Common Stock or any other securities of the Company.

No Participant beneficially owns, directly or indirectly, any class of securities of any parent or subsidiary of the Company.

BIMIZCI will reimburse the Stockholder Nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the Annual Meeting. BIMIZCI will bear the cost of the intended solicitation of proxies for use at the 2024 Annual Meeting. None of the Stockholder Nominees have any arrangement or understandings with any other person pursuant to which they were or are to be selected as a director or nominee for election as a director of the Company. None of the Stockholder Nominees are, and none will become, a party to any agreement, arrangement or understanding with, and none has given any commitment or assurance to each other or any other person as to how he, if elected as a Director of the Company, will act or vote on any issue or question. There are not any other agreements, arrangements or understandings between or among the Stockholder, the Stockholder Nominees, ZimCal Asset Management and BIMIZCI, on the one hand, and any other persons, on the other hand, in connection with the nomination of such persons for election as a director.

Other than as set forth herein, there are not, and there have not been, any direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Stockholder and respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Stockholder making the nomination or on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant.

Set forth herein is all of the information relating to the Stockholder Nominees (including, without limitation, the Stockholder Nominees' names, ages, business and principal occupations or employment and the class or series and number of shares of capital stock of the Company that are owned beneficially or of record by the Stockholder Nominees) that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected).

Specifically, the information for the Stockholder Nominees required by Item 401 and 405 of Regulation S-K and related information is provided below. Out of an abundance of caution and to ensure that the Company has all of the information required by the Bylaws, information that would have been required to be included in a proxy statement, but is not specifically related to the Stockholder Nominees is also contained in Appendix A.

Except as otherwise set forth herein, none of the Stockholder Nominees has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as otherwise set forth herein, none of the Stockholder Nominees has, nor do any of the Stockholder Nominees' associates have, any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

None of the Stockholder Nominees is presently serving as a director of any corporation, partnership or other entity that has a class of debt or equity securities registered under the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940, as amended, nor has any Nominee served as such during the past five years.

There are no material proceedings to which the Stockholder Nominees, or any of their associates, are parties adverse to the Company or any of its subsidiaries, and none of the Stockholder Nominees nor any of their associates have a material interest adverse to the Company or any of its subsidiaries.

The shares owned by Mr. Hodges, ZimCal Asset Management, BIMIZCI and Warnke are provided above. The transactions on behalf of these persons during the past two years are identified on Appendix A. Mr. Deppisch does not own any securities of the Company, and has not had any transactions in securities of the Company during the past two years.

None of the Stockholder Nominees has any family relationship with any director or officer of the Company.

During the past ten years:

a. No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against any nominee (or any other Participant), and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any nominee (or any other Participant). In addition, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in which any Nominee (or any other Participant) is or was a general partner, or any corporation or business association of which any Nominee (or any other Participant) is or was an executive officer at or within two years before the time of such filing.

b. No nominee (or any other Participant) has been convicted in a criminal proceeding nor has any nominee been the named subject of any criminal proceeding which is presently pending (excluding traffic violations and other minor offenses).

c. No nominee (or any other Participant) has been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining (or otherwise limiting) such nominee (or any other Participant) from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission ("CFTC") or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity; (B) engaging in any type of business practice; or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

d. No nominee (or any other Participant) has been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days such nominee's right (or any other Participant's right) to be engaged in any activity described in clause c.(A) above, or such nominee's right (or any other Participant's right) to be associated with persons engaged in any such activity.

e. No nominee (or any other Participant) has been found by a court of competent jurisdiction in a civil action or by the SEC or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

f. Except as provided below, no nominee (or any other Participant) has been the subject of, or a party to, any supervisory action by federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (A) Any federal or state securities or commodities law or regulation; (B) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (C) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

g. No nominee (or any other Participant) has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, and registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

During the Company's last two fiscal years, none of the Stockholder Nominees (nor any other Participant), nor any member of any nominee's (nor any other Participant's) immediate family, has had any direct or indirect material interest in any transaction in which the Company was or is a participant, and none of the Stockholder Nominees (nor any other Participant), nor any member of any nominee's (nor any other Participant's) immediate family, has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

None of the Stockholder Nominees (nor any other participant) is required to file reports under Section 16 of the Exchange Act, with respect to shares of the Common Stock.

Other than the Participants identified above, none of the Participants, nor any of their associates, is aware of any other person who is a party to an arrangement or understanding pursuant to which a Nominee for election as director is proposed to be elected. The Stockholder Nominees will be indemnified by BIMIZCI for any liabilities they may incur in connection with the intended solicitation of proxies for use at the Annual Meeting. BIMIZCI will reimburse the Stockholder Nominees for any expenses that they reasonably incur in connection with the intended solicitation of proxies for use at the Annual Meeting. The only substantial interest, direct or indirect, that any participant has in any matter to be acted upon at the Annual Meeting (as such items are known to the participants and their associates as of the date of this notice), is the participants' security holdings.

None of the Participants, nor any of their associates, know of any applicable information or disclosure required by Item 402(t) of Regulation S-K.

OTHER MATTERS

Rule 14a-5(c) of the Exchange Act permits us to communicate certain information that we are required to provide in this Proxy Statement by referring to such information in the Company's proxy statement, eliminating the need for us to provide this information directly in this Proxy Statement. Specifically, we are relying on disclosure in the Company's proxy statement to communicate the following information related to Medallion and its affiliates, associates, executive officers, nominees and directors, as applicable and required by the proxy rules: (1) a brief description of any material legal proceedings in which a director or executive officer or any associate of these parties is adverse to the Company or its subsidiaries or has a material interest adverse to the company or its subsidiaries, in accordance with Item 103 (Instruction 4) of Regulation S-K; (2) the information for all directors, director nominees and persons chosen to be directors required by Item 401 of Regulation S-K; (3) a description of any transaction that occurred since the beginning of the Company's last fiscal year, or is currently proposed, that the Company is party to which involves a related person and exceeds $120,000, in accordance with Item 404(a) of Regulation S-K; (4) the identification of any Section 16 insider who failed to file a timely report under Section 16 in the last fiscal year, along with any required information, in accordance with Item 405 of Regulation S-K; (5) the information regarding the audit committee and audit committee matters required by Item 407(d)(4), (d)(5) and (h) of Regulation S-K under the Exchange Act; (6) information regarding the compensation of directors and executive officers, in accordance with Item 402 of Regulation S-K; (7) the information regarding the compensation committee and compensation committee matters required by Item 407(e)(4) and (e)(5) of Regulation S-K; (8) the information regarding independent public accountants required by Item 9 of Schedule 14A; (9) the information regarding delivery of documents to security holders sharing an address required by Item 23 of Schedule 14A; (10) the information regarding shareholder approval of executive compensation required by Item 24 of Schedule 14A; and (11) the information required by Item 25 of Schedule 14A.

ADDITIONAL INFORMATION

The information concerning Medallion contained in this Proxy Statement has been taken from, or is based upon, publicly available information. Although we do not have any information that would indicate that any information contained in this Proxy Statement concerning Medallion is inaccurate or incomplete, we do not take responsibility for the accuracy or completeness of the information prepared by Medallion.

Medallion files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-

800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet website maintained by the SEC at www.sec.gov.

You should refer to the Company's proxy statement for information required by Item 7 of Schedule 14A with regard to the Company's nominee or nominees. You can access the Company's proxy statement, and any other relevant documents, without cost on the SEC's website.

Media inquiries should be directed to info@nh-consult.com.

YOUR VOTE IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. ONLY YOUR LATEST DATED PROXY COUNTS. EVEN IF YOU HAVE ALREADY RETURNED A [●] PROXY TO THE COMPANY'S BOARD, YOU HAVE EVERY LEGAL RIGHT TO REVOKE IT BY RETURNING A [WHITE] UNIVERSAL PROXY TO US AS PROVIDED BELOW.

IF YOU ARE A RECORD HOLDER, PLEASE VOTE BY SIGNING, DATING, AND MAILING IN THE ENCLOSED POSTAGE-PAID ENVELOPE THE ENCLOSED [WHITE] UNIVERSAL PROXY CARD AS SOON AS POSSIBLE. IF YOUR SHARES ARE HELD IN "STREET NAME" BY A BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN, FOLLOW THE DIRECTIONS GIVEN BY THE BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN REGARDING HOW TO INSTRUCT THEM TO VOTE YOUR SHARES. YOUR BROKER, NOMINEE, FIDUCIARY OR OTHER CUSTODIAN MAY PERMIT YOU TO VOTE BY THE INTERNET OR BY TELEPHONE.

Please contact Saratoga Proxy Consulting LLC, our proxy solicitors, at the following address, telephone number or website, if you have any questions or require any assistance.

If you have any questions or need assistance in voting, please call:

saratoga

520 8th Avenue, 14th Floor
New York, NY 10018

Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

Sincerely,

ZIMCAL ASSET MANAGEMENT, LLC

By: ______________________
Name: Stephen Hodges
Title: President

[●], 2024

Appendix A

Transactions in Shares of the Company

The table below shows all of the shares of Common Stock sold or purchased within the past two years by Mr. Hodges, ZimCal Asset Management, BIMIZCI and Warnke. Mr. Deppisch does not own any securities of the Company, and has not had any transactions in securities of the Company during the past two years. No "associates" (as defined in Rule 14a-1 of the Exchange Act) of Mr. Hodges, ZimCal Asset Management, BIMIZCI, Warnke or Mr. Deppisch have affected any transactions in shares of the Company, except as set forth herein.

Trade Date	Number of Shares (Sold) or Purchased	Person
12/20/2023	10	Stephen Hodges
12/27/2023	100	BIMIZCI Fund, LLC
2/26/2024	4,900.0	BIMIZCI Fund, LLC
3/15/2024	5,000.0	BIMIZCI Fund, LLC
3/15/2024	10,000	Warnke Investments LLC
3/19/2024	3,500.0	BIMIZCI Fund, LLC
3/19/2024	10,000	Warnke Investments LLC
4/4/2024	2,500.0	Warnke Investments LLC
4/4/2024	2,500.0	Warnke Investments LLC
4/4/2024	6,500.0	BIMIZCI Fund, LLC
4/4/2024	147	Warnke Investments LLC
4/5/2024	4853	Warnke Investments LLC

PROXY

THIS PROXY IS SOLICITED BY ZIMCAL ASSET MANAGEMENT, LLC

THIS SOLICITATION IS NOT BEING MADE BY THE BOARD OF DIRECTORS OF MEDALLION FINANCIAL CORP.

2022 ANNUAL MEETING OF STOCKHOLDERS

The undersigned hereby appoints [●], [●] and [●]. and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of stock of Medallion Financial Corp. ("Medallion" or the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at [●] Eastern Time, on [●] 2024, or any adjournments or postponements thereof and at any meeting called in lieu thereof (the "Annual Meeting"). The Annual Meeting will be a virtual meeting of stockholders, via live webcast at [www. [●]].

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. **Unless otherwise specified, this proxy will be voted "FOR" the election of Stephen Hodges and Judd Deppisch as Director; "WITHHOLD" on the Company's nominees; "FOR" the ratification of the appointment of Mazars USA LLP ("Mazars") as the Company's independent registered public accounting firm; and "AGAINST" the approval on an advisory basis of the Company's executive compensation. This proxy revokes all prior proxies given by the undersigned.**

ZimCal Asset Management, LLC and its affiliates, Stephen Hodges, Warnke Investments LLC and BIMIZCI Fund, LLC, recommend that you vote "FOR" the election of Stephen Hodges and Judd Deppisch as Director; "WITHHOLD" on the Company's nominees; "FOR" the ratification of Mazars USA LLP as the Company's independent registered public accounting firm; and "AGAINST" the approval on an advisory basis of the Company's executive compensation.

1. ELECTION OF DIRECTORS

ZimCal Asset Management, LLC Nominees:

Stephen Hodges	☐ FOR	☐ WITHHOLD
Judd Deppisch	☐ FOR	☐ WITHHOLD

Company Nominees:

Robert M. Meyer	☐ FOR	☐ WITHHOLD
David L. Rudnick	☐ FOR	☐ WITHHOLD

Instruction: While you may mark instructions to any or all of the nominees, you may mark a vote "FOR" only two nominees in total. You are permitted to vote for fewer than two nominees. If you vote "FOR" fewer than two nominees, your shares will only be voted "FOR" the nominee you have marked and default to a "WITHHOLD" vote with respect to any nominee left unmarked. If you vote "FOR" more than two nominees, your elections will be invalid and, depending on your broker, bank, or other nominee through which you hold shares, your votes on all other proposals before the Annual Meeting may also be invalid. We will also transact any other business that may properly come before the meeting, and any adjournment, postponement, or continuation of the meeting.

2. RATIFICATION OF THE APPOINTMENT OF MAZARS USA LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2024.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3. CONSIDERATION OF AN ADVISORY VOTE TO APPROVE THE COMPANY'S EXECUTIVE COMPENSATION.

☐ FOR ☐ AGAINST ☐ ABSTAIN

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the Annual Meeting and any and all adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Dated:____

Signature:____

Signature (if held jointly):_____________________________________

Title:____

Please sign exactly as your name(s) appear on the proxy card(s) previously sent to you. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on [●], 2024. This proxy statement and the accompanying form of [WHITE] universal proxy card are available at [●].

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on [•], 2024. This proxy statement and the accompanying form of [WHITE] universal proxy card are available at [•].

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
- x
SECURITIES AND EXCHANGE COMMISSION,

Plaintiff,

-against- 21-cv-11125 (LAK)

MEDALLION FINANCIAL CORP.,
ANDREW MURSTEIN, LAWERENCE
MEYERS, and ICHABOD'S CRANIUM, INC.,

Defendants.
- x

OPINION ON
DEFENDANTS' MOTIONS TO DISMISS

Appearances:

David Stoelting
Karen Willenken
SECURITIES AND EXCHANGE COMMISSION
Attorneys for Plaintiff

Randy M. Mastro
Mark A. Kirsch
KING & SPALDING LLP

Akiva Shapiro
Seton Hartnett O'Brien
GIBSON, DUNN & CRUTCHER LLP

Attorneys for Defendant Medallion Financial Corp. and Defendant Andrew Murstein

Andrew J. Ceresney
Erol N. Gulay
DEBEVOISE & PLIMPTON, LLP

Jim Walden
Daniel Joseph Chirlin
WALDEN MACHT & HARAN LLP

Attorneys for Defendant Andrew Murstein

Hilary B. Miller
LAW OFFICES OF HILARY B. MILLER
Attorneys for Defendant Lawrence Meyers and Defendant Ichabod's Cranium, Inc.

LEWIS A. KAPLAN, *District Judge.*

The Securities and Exchange Commission ("SEC") brought this action against Medallion Financial Corp. ("Medallion Financial"), Andrew Murstein ("Murstein"), Lawrence Meyers ("Meyers"), and Ichabod's Cranium, Inc. ("Ichabod's Cranium") (collectively, "defendants") for alleged violations of federal securities laws.[1] The heart of the case concerns the SEC's allegations that defendants perpetrated two fraudulent schemes to prop up Medallion Financial's stock price, first by illegally touting Medallion's financial strength and then by obtaining fraudulent valuations of Medallion Bank, a wholly-owned subsidiary of Medallion Financial.[2] Defendants now move this Court to dismiss the Amended Complaint ("AC") for failure to state a claim upon which relief may be granted.[3] For the reasons set forth below, defendants' motions are granted in part and denied in part.

1 Amended Complaint ("AC") ¶¶ 274-295.

2 *Id.* ¶¶ 1-14.

3 Dkt 80 (Medallion & Murstein Mot.); Dkt 84 (Meyers & Ichabod's Mot.).

Facts[4]

1. Background

Defendant Medallion Financial is a publicly-traded company based in New York City.[5] Its business consists primarily of issuing loans collateralized by taxi medallions through its wholly-owned subsidiary, Medallion Bank, which was formed and chartered in Utah in 2002.[6] The company is run by defendant Andrew Murstein — the director, president, and chief operating officer of Medallion Financial and the grandson of its founder — alongside his father, Alvin Murstein, who serves as its CEO.[7] Together, they owned nearly 14 percent of Medallion Financial's common stock as of April 2016.[8]

According to the AC, the taxi medallions collateralizing Medallion Bank's loan portfolio decreased substantially in market value from 2014 to 2017 due to increased competition from ride share companies, making those loans riskier and making the company a target of negative commentators and short-sellers.[9] Medallion Bank's net income declined from over $23 million to

---

4 For purposes of these motions, the Court assumes the truth of plaintiff's allegations and draws all inferences favorable to plaintiff to which the allegations reasonably are susceptible.

5 AC ¶ 19.

6 *Id.* ¶¶ 22-25.

7 *Id.* ¶ 20.

8 *Id.*

9 *Id.* ¶¶ 31-32, 41-43, 59-62.

less than $5 million during that same period.[10] This produced knock-on effects for Medallion Financial as well, which stopped paying dividends to its shareholders as its share price declined rapidly.[11]

Additionally, Medallion Financial struggled to obtain further credit from the six banks with which it had existing financial relationships, forcing the company to issue a public debt offering at a high interest rate in order to fund its operations.[12] By 2016, Medallion Financial was at risk of violating covenants of its loan agreements with two of its banks by posting consecutive losses in its quarterly filings.[13] Such an event would have accelerated payment on all $68 million of Medallion Financial's outstanding credit across all six banks due to cross-default provisions with each provider.[14] Indeed, when a Medallion subsidiary failed to repay one of its loans in October 2016, Murstein and Medallion Financial had to obtain waivers from the other credit facilities in order to stave off a "run on the bank."[15]

---

[10] *Id.* ¶ 42.

[11] *Id.* ¶¶ 5, 40-42.

[12] *Id.* ¶¶ 112, 114, 119.

[13] *Id.* ¶¶ 116-17.

[14] *Id.* ¶¶ 115, 120, 129.

[15] *Id.* ¶¶ 122-23, 127.

2. The Touting Scheme

Defendant Lawrence Meyers is a public relations professional and the owner and director of defendant Ichabod's Cranium, through which he offers clients "guerilla PR tactics" to disseminate their messages and undermine their opponents "without any detectable connection" back to the client.[16] After reading damaging press online regarding Medallion Financial, the AC alleges that Meyers contacted Murstein in December 2014 to offer his help in countering the negative attention and promoting the company.[17]

Meyers and Medallion Financial then negotiated a consulting agreement, which Murstein sent to the company's general counsel for review.[18] The general counsel recognized that Medallion Financial could be viewed as adopting Meyers' statements as its own if it engaged him to write articles and make social media posts on its behalf. Thus, the parties amended the proposed agreement to require that Murstein and Medallion's legal department provide written approval of Meyers' writings in advance of publication.[19] The parties also added to the agreement that Meyers would "comply with all applicable laws and regulations," including but not limited to the Securities Act and the Exchange Act.[20]

Signed on December 19, 2014, the final agreement provided Meyers with a $5,000

---

16 *Id.* ¶¶ 21, 44.

17 *Id.* ¶ 45.

18 *Id.* ¶ 46.

19 *Id.* ¶ 48.

20 *Id.* ¶ 49(c).

monthly retainer in exchange for providing "various public relations, marketing and communications services . . . in order to influence public opinion with regard to company issues."[21] Subsequently, Meyers published more than 100 articles and over 900 comments championing Medallion Financial and its industry and attacking the ride-sharing business, receiving approximately $65,000 in compensation from Medallion Financial.[22] He made these posts between December 2014 and June 2016 under both his own name and numerous pseudonyms, and at no point did he disclose that he was being compensated by Medallion Financial or identify himself as a public relations professional, instead characterizing himself as a journalist, analyst, contrarian investor, or CEO of "PDL Capital."[23] Indeed, in some articles he even represented that he had "no business relationship with any company" he discussed — though he did occasionally disclose a financial self-interest in Medallion stock.[24] All the while, Meyers coordinated with Murstein on the content of his writings and provided him with copies of their publications for his tracking and review.[25]

While many of Meyers' articles and comments discussed Medallion Financial and its business by name, numerous others referred to the company only indirectly, either by responding to the negative comments of other authors or by discussing the "medallion financial industry"

---

21 *Id.* ¶ 47.

22 *Id.* ¶ 50, App. A.

23 *Id.* ¶¶ 55-56, 69-70.

24 *Id.* ¶¶ 53-54, 64.

25 *Id.* ¶¶ 58, 62-67.

generally.[26] Nonetheless, Meyers' writings typically targeted the financial valuation of the company and its industry, including repeated references to Medallion Financial as "undervalued" and suggestions for a higher price for its stock.[27] And Meyers employed publication strategies designed to portray these views as more widespread than they really were, in particular by commenting extensively on his own articles using pseudonyms and expressing agreement with their analyses, while simultaneously doing the opposite for articles that were negative on Medallion.[28]

In addition to Meyers, Murstein hired a contractor named Sarah Frigo to post articles and comments online from May to November 2016, similarly intending that her writings would boost Medallion Financial's image and stock price.[29] Ms. Frigo also allegedly published under a pseudonym and provided readers with a fake resume of her background, at one point taking explicit direction from Murstein not to use her real name in publishing.[30] And throughout this period, Ms. Frigo worked closely with Murstein on the content of her articles, with Murstein occasionally directing what she would write about and reviewing her articles both before and after publication.[31]

---

26 *Id.* ¶¶ 51-64.

27 *Id.* ¶¶ 53-54, App. A.

28 *Id.* ¶¶ 55-56, 69.

29 *Id.* ¶¶ 73-74, 83, 90-92.

30 *Id.* ¶¶ 75-82, 86.

31 *Id.* ¶¶ 82-85, 90-94.

3. The Fraudulent Valuation Scheme

In 2015, just as Medallion Financial was beginning to sustain losses on its medallion loan portfolio, the company engaged an outside valuation firm — RP Financial ("RPF") — to perform an independent valuation of Medallion Bank.[32] RPF provided fair value estimates for Medallion Bank of $152.1 million for year-end 2015 and $166.4 million for the second quarter of 2016.[33] By the third quarter of 2016, however, Medallion Financial wished to report a significant increase in the valuation of Medallion Bank in order to avoid recording losses for the preceding twelve-month period and for the second consecutive quarter, which would have created a cascading set of defaults on the loan obligations to its six credit lending facilities.[34]

Against this backdrop, the AC alleges that Murstein contacted two investment banks, Sandler O'Neill ("Sandler") and Keefe, Bruyette & Woods ("KBW"), to generate estimated valuations of Medallion Bank that would justify a reported increase in its fair value.[35] Murstein directed the banks that the valuation should be "well over $300 million" and suggested the prospect of engaging their banking businesses in return.[36] Within days, both banks provided vague valuation

---

32 *Id.* ¶¶ 135-36.

Prior to hiring RPF, Medallion Financial had always listed Medallion Bank's fair value as simply its book value.

33 *Id.* ¶ 137.

34 *Id.* ¶¶ 115-117, 190.

35 *Id.* ¶¶ 138-40.

36 *Id.* ¶ 140.

ranges with high ends of over $300 million.[37]

During the same period, Murstein contacted WebBank to generate a valuation for Medallion Bank with regard to a potential acquisition of or investment in the bank.[38] Again, Murstein suggested a fair value estimate for WebBank to produce, telling its representative to email him that he was "interested in discussing a valuation above $200 mill[ion]" for Medallion Bank.[39] Two days later, the bank president emailed Murstein indicating his openness to such a valuation — however, internal WebBank emails from November 2016 showed an estimated fair value for Medallion Bank nearly 40 percent lower than Murstein's request, and highlighted WebBank's concern that Murstein had "used" them for his own ends.[40]

Notwithstanding Murstein's efforts to raise Medallion Bank's purportedly independent valuation, the company's auditor, WeiserMazars LLP, would not accept these third-party estimates as the basis of its fair market valuation of Medallion Bank, instead suggesting that Medallion Financial re-engage RPF to maintain consistency in its methodology.[41] RPF, too, did not accept the outside valuations as justification for Murstein's requests for a substantial increase in Medallion Bank's fair value, noting that the banks' estimates were made without due diligence and

---

37 *Id.* ¶ 141.

38 *Id.* ¶ 142.

39 *Id.*

40 *Id.* ¶¶ 143-44.

41 *Id.* ¶¶ 149-50, 162.

that recent industry trajectories provided a negative outlook for the company.[42] As a result, Murstein fired RPF, despite further warnings from WeiserMazars.[43]

To replace RPF, Murstein contacted three investment banks — Sandler, KBW, and Berenson & Co. (“Berenson”) — asking that they perform a more formal financial valuation for Medallion Bank.[44] Murstein attached RPF’s second quarter report to his email as an example and requested a fair value for the bank of at least $193 million, and in exchange, he offered to work with the bankers “to potentially sell a portion of [Medallion Bank].”[45] Only Berenson responded, agreeing to perform the valuation — despite not ordinarily doing such work — in hopes of earning future banking business from Medallion Financial.[46] Ultimately, Berenson estimated Medallion Bank’s fair value to be between $191 million and $271 million for that quarter, and projected it for year-end 2016 as between $262 million and $309 million.[47]

With Berenson’s valuation in hand, Medallion Financial began to prepare its Form 10-Q filing for the third quarter of 2016. In the process, Medallion Financial made numerous representations regarding the valuation of Medallion Bank that the AC alleges were false or

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[42] *Id.* ¶¶ 154-60.

[43] *Id.* ¶¶ 161-66.

[44] *Id.* ¶¶ 169-70.

[45] *Id.*

[46] *Id.* ¶¶ 172-73.

[47] *Id.* ¶¶ 222, 232.

misleading. Those representations included:

- Attributing Medallion Bank's fair value increase to "external interest" from investment banks and third parties, without disclosing that such interest was generated by Medallion Financial's own outreach and that none of the firms had performed their own due diligence;[48]

- Specifically stating in a valuation memo to WeiserMazars that WebBank had been the one to contact Medallion Financial about acquiring Medallion Bank and valuing the bank at over $200 million;[49]

- Omitting that Medallion Financial had fired RPF because it disagreed with its fair value assessment rather than its methodology and that the company had sought out valuation firms that would provide its desired fair value estimate in exchange for investment banking work;[50] and

- Asserting in a signed management letter that Medallion Financial did not instruct, bias, or impact "the independence or objectivity of the specialists" performing its fair valuations.[51]

In addition, the AC alleges that Medallion Financial's third quarter Form 10-Q, intentionally and without justification, overvalued its portfolio of Chicago taxi medallions at $120,000 each despite the fact that the company's internal models instead employed a value of $105,000 and recent transaction data suggested a value of no more than $65,000.[52] The AC alleges also that Medallion Financial improperly disclosed its valuation process for medallion-backed loans held outside of Medallion Bank, representing that it took into account factors such as a portfolio

---

48 *Id.* ¶¶ 180, 185.

49 *Id.* ¶ 269.

50 *Id.* ¶¶ 170, 184, 187-88.

51 *Id.* ¶ 263.

52 *Id.* ¶¶ 194, 197-200.

company's earnings, collateral, and indebtedness for all loans when in reality it did so only for loans that were more than 90 days past due.[53]

According to the AC, Medallion Financial continued to manipulate and misrepresent the fair value of Medallion Bank in its 2016 and 2017 financial disclosures. For example, after working with Berenson in the fourth quarter of 2016 to come up with a favorable valuation, the company reported a fair value for Medallion Bank of $280 million, providing the same underlying rationale as in its third quarter filing despite increasing the bank's valuation by over 45 percent.[54] Similarly, Medallion Financial reported a $290.5 million valuation for Medallion Bank in its 2017 Form 10-K, notwithstanding the further devaluation of taxi medallions during the year as well as Medallion Financial's inability to find a buyer for a minority interest in the bank.[55]

4. *The Amended Complaint*

Based on these substantive allegations, the SEC asserts seven causes of action. The AC alleges that: (1) Murstein and Medallion Financial violated Section 17(a) of the Securities Act of 1933 ("Securities Act") (Count One); (2) all defendants violated Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 ("Exchange Act") (Count Two); (3) Meyers and Ichabod's Cranium violated Section 17(b) of the Securities Act (Count Three); (4) Murstein and Medallion Financial aided and abetted violations of Section 17(b) of the Securities Act and Section 10(b) and

---

53 *Id.* ¶¶ 206-11.

54 *Id.* ¶¶ 227-32.

55 *Id.* ¶¶ 227, 242-46.

Rule 10b-5 of the Exchange Act (Count Four); (5) Medallion Financial violated Section 13 of the Exchange Act and its accompanying rules thereunder (Count Five); (6) Murstein aided and abetted violations of Section 13 of the Exchange Act and its accompanying rules thereunder (Count Six); and (7) Murstein violated Rule 13b2-2 of the Exchange Act (Count Seven).[56]

5. *Defendants' Motions to Dismiss*

Defendants Murstein and Medallion Financial seek to dismiss the AC for: (1) failing to plead the elements of Counts One and Two regarding Medallion Financial's allegedly fraudulent bank valuations; (2) failing to plead the elements of Counts One, Two, and Four regarding the alleged touting scheme; (3) failing to plead adequately that Murstein and Medallion Financial were aware of or substantially assisted the alleged touting scheme (Count Four); and (4) failing to plead adequately the elements of Counts Five, Six, and Seven regarding Murstein's and Medallion Financial's reporting, recordkeeping, internal controls, and representations to Medallion's auditor.[57] Murstein and Medallion Financial contend also that the SEC's requested relief for disgorgement and an officer and director bar should be stricken from the AC.[58]

Defendants Meyers and Ichabod's Cranium seek to dismiss Count Two of the AC for lacking particularity, failing to connect their actions with the purchase or sale of securities, and

---

56 *Id.* ¶¶ 274-295.

57 Dkt 81 (Medallion & Murstein Mem.) at 14-38; *see* Dkt 80 (Medallion & Murstein Mot.).

58 Dkt 81 (Medallion & Murstein Mem.) at 38-39.

failing to allege a false or misleading statement.[59] They seek to dismiss Count Three for failing to plead adequately the elements of the alleged touting scheme.[60]

Discussion

1. Legal Standard

To survive a Rule 12(b)(6) motion, a complaint must plead sufficient facts "to state a claim to relief that is plausible on its face."[61] In most cases, a claim is facially plausible if "the plaintiff pleads factual content that allows the court to draw the reasonable inference that the defendant is liable for the misconduct alleged."[62] This pleading requirement usually is satisfied by "a short and plain statement of the claim showing that the pleader is entitled to relief."[63] Complaints alleging securities fraud, however, are subject to the heightened pleading standard of Federal Rule of Civil Procedure 9(b).[64] "Rule 9(b) . . . require[s] a securities fraud complaint to '(1) specify the statements that the plaintiff contends were fraudulent, (2) identify the speaker, (3) state where and

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59 Dkt 85 (Meyers & Ichabod's Mem.) at 8-12; *see* Dkt 84 (Meyers & Ichabod's Mot.).

60 Dkt 85 (Meyers & Ichabod's Mem.) at 12-16.

61 *Bell Atl. Corp. v. Twombly*, 550 U.S. 544, 570 (2007).

62 *Ashcroft v. Iqbal*, 556 U.S. 662, 678 (2009) (citing *Twombly*, 550 U.S. at 556).

63 Fed. R. Civ. P. 8(a)(2).

64 *ECA, Loc. 134 IBEW Joint Pension Tr. of Chi. v. JP Morgan Chase Co.*, 553 F.3d 187, 196 (2d Cir. 2009).

when the statements were made, and (4) explain why the statements were fraudulent.'"[65] With regard to Rule 9(b), the Court of Appeals has cautioned that, "[a]lthough pleading standards are heightened for securities fraud claims, 'we must be careful not to mistake heightened pleading standards for impossible ones.'"[66]

As noted, a court in deciding a motion to dismiss "accept[s] as true all factual allegations and draw[s] from them all reasonable inferences" in the plaintiff's favor.[67] But it is "not required to credit conclusory allegations or legal conclusions couched as factual allegations."[68] "A complaint 'is deemed to include any written instrument attached to it as an exhibit or any statements or documents incorporated in it by reference.'"[69] And even "[w]here a document is not incorporated by reference, the court [nevertheless] may consider it where the complaint 'relies heavily upon its terms and effect,' thereby rendering the document 'integral' to the complaint."[70]

---

65 *Gamm v. Sanderson Farms, Inc.*, 944 F.3d 455, 462–63 (2d Cir. 2019) (quoting *Mills v. Polar Molecular Corp.*, 12 F.3d 1170, 1175 (2d Cir. 1993)).

66 *Altimeo Asset Mgmt. v. Qihoo 360 Tech. Co.*, 19 F.4th 145, 150 (2d Cir. 2021) (quoting *In re Synchrony Fin. Sec. Litig.*, 988 F.3d 157, 161 (2d Cir. 2021)).

67 *Hernandez v. United States*, 939 F.3d 191, 198 (2d Cir. 2019) (quoting *Nielsen v. Rabin*, 746 F.3d 58, 62 (2d Cir. 2014)).

68 *Id.*

69 *Nicosia v. Amazon.com, Inc.*, 834 F.3d 220, 230 (2d Cir. 2016) (quoting *Chambers v. Time Warner, Inc.*, 282 F.3d 147, 152 (2d Cir. 2002)); *see also ATSI Commc'ns, Inc. v. Shaar Fund, Ltd.*, 493 F.3d 87, 98 (2d Cir. 2007) (in securities action, court may consider "any . . . legally required public disclosure documents filed with the SEC").

70 *DiFolco v. MSNBC Cable L.L.C.*, 622 F.3d 104, 111 (2d Cir. 2010) (quoting *Mangiafico v. Blumenthal*, 471 F.3d 391, 398 (2d Cir. 2006)).

2. *The Alleged Fraudulent Valuations in Violation of Section 10(b) (Count Two)*

Section 10(b) of the Exchange Act prohibits both sellers and buyers of securities from employing "any manipulative or deceptive device or contrivance in contravention of [SEC] rules and regulations."[71] Rule 10b-5, issued pursuant to Section 10(b), makes it unlawful in connection with a security transaction "(a) [t]o employ any device, scheme, or artifice to defraud, (b) [t]o make any untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements made . . . not misleading, or (c) [t]o engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person."[72] These antifraud provisions were intended to be broad, replacing a "philosophy of *caveat emptor*" in the market with one of full disclosure in an attempt to "prevent rigging of the market and to permit operation of the natural law of supply and demand."[73]

To state a claim under Section 10(b), a complaint must allege that the defendant "(1) made a material misrepresentation or a material omission as to which he had a duty to speak, or used a fraudulent device; (2) with scienter; (3) in connection with the purchase or sale of

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71 15 U.S.C. § 78j(b).

72 17 C.F.R. § 240.10b-5.

73 *S.E.C. v. First Jersey Sec., Inc.*, 101 F.3d 1450, 1466 (2d Cir. 1996) (quoting *Affiliated Ute Citizens v. United States*, 406 U.S. 128, 151 (1972); *United States v. Stein*, 456 F.2d 844, 850 (2d Cir. 1972)).

securities."[74] "The scienter needed in connection with securities fraud is intent 'to deceive, manipulate, or defraud,' or knowing misconduct."[75]

A. Whether the Bank Valuations Were Actionable Opinions

Murstein and Medallion Financial contend that the SEC fails to plead any misstatement of fact in the AC because Medallion Financial's changes to its valuations of Medallion Bank "were based on differing subjective judgments and, therefore, are non-actionable opinions" rather than statements of fact.[76] The SEC concedes that Medallion Financial's statements about the bank's valuation were judgments and thus opinions rather than fact, but nonetheless contends that they are actionable under the relevant precedents.[77]

Historically, the Second Circuit "recognized sparingly few circumstances in which a statement of opinion would be actionable."[78] However, the Supreme Court's decision in *Omnicare,*

---

74 *S.E.C. v. Monarch Funding Corp.*, 192 F.3d 295, 308 (2d Cir. 1999) (citing *First Jersey Sec.*, 101 F.3d at 1467).

75 *Press v. Chem. Inv. Servs. Corp.*, 166 F.3d 529, 538 (2d Cir. 1999) (quoting *First Jersey Sec.*, 101 F.3d at 1467).

Relatedly, the defendants do not contest that Murstein's knowledge and conduct should be imputed to Medallion Financial. *See Suez Equity Invs., L.P. v. Toronto-Dominion Bank*, 250 F.3d 87, 101 (2d Cir. 2001); *In re Parmalat Sec. Litig.*, 474 F. Supp. 2d 547, 550 (S.D.N.Y. 2007).

76 Dkt 81 (Medallion & Murstein Mem.) at 14.

77 Dkt 92 (Gov. Opp. Mem.) at 31.

78 *Abramson v. Newlink Genetics Corp.*, 965 F.3d 165, 174 (2d Cir. 2020).

Inc. v. Laborers District Council Construction Industry Pension Fund[79] ("*Omnicare*") greatly expanded the instances in which opinion statements could be the basis for a lawsuit, thus "reduc[ing] the significance of district courts' classification of statements as those of fact or opinion."[80] Under *Omnicare*, statements of opinion may be actionable in three circumstances: (1) if "the speaker did not hold the belief she professed," (2) if the opinion contained "embedded statements of fact" that are untrue, or (3) if the opinion omits facts such as to "make [the] statement of opinion . . . misleading to an ordinary investor."[81] Here, the SEC contends that Medallion Financial's misleading bank valuations are actionable under all three prongs.[82]

i. Murstein Allegedly Did Not Believe the Bank Valuations

Murstein and Medallion Financial rely on two paragraphs in the AC to support the proposition that Murstein genuinely believed Medallion Bank's valuations to be accurate.[83] Neither paragraph, however, is a simple representation of Murstein's inner thoughts. Each instead concerns the contents of his unsolicited emails to investment banks seeking artificially to prop up the bank's

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[79] 575 U.S. 175, 185-95 (2015).

[80] *Abramson*, 965 F.3d at 176.

[81] *Omnicare*, 575 U.S. at 185-88.

[82] Dkt 92 (Gov. Opp. Mem.) at 31.

[83] AC ¶¶ 142, 170.

valuation so that he could allegedly stave off default.[84]

Other allegations in the complaint adequately show that Murstein did not consider his judgments about Medallion Bank's valuation to be correct. Most explicitly, the AC states twice that "Murstein knew or recklessly disregarded" that "Medallion Financial's reported fair value for Medallion Bank was overstated" at year-end 2016 and 2017.[85] And the AC supports that position by alleging, among other things, that: (1) Murstein knew that the value of taxi medallions — which underpinned the majority of Medallion Bank's loans — was decreasing precipitously,[86] (2) Murstein had a strong motivation to misstate Medallion Bank's fair value in order to avoid defaulting on its outstanding loan agreements with six different banks,[87] and (3) Murstein blatantly lied to the auditor regarding the fact that he had solicited and biased Medallion Bank's valuations.[88] Indeed, the AC clearly alleges that the "[d]efendants understood that the publicly reported numbers were at odds with [their] internal analyses," which Murstein and Medallion Financial concede is precisely the type of fact pattern "where courts have found that a defendant affirmatively disbelieved (or recklessly credited) a statement of opinion."[89] The SEC was required to plead nothing more at this stage.

---

84 *Id.*

85 *Id.* ¶¶ 234, 245.

86 *Id.* ¶¶ 210-11, 241.

87 *Id.* ¶¶ 114-20, 129, 190-91.

88 *Id.* ¶¶ 263-69.

89 *Sjunde AP-Fonden v. Gen. Elec. Co.*, 417 F. Supp. 3d 379, 396 (S.D.N.Y. 2019); *see* AC ¶¶ 210-11; Dkt 94 (Medallion & Murstein Reply Mem.) at 6.

ii. The Bank Valuations Contain Embedded Statements of Fact

The SEC contends that Medallion Financial's statements on Medallion Bank's valuation contained "embedded statements of fact" that were untrue. Specifically, it claims that Murstein and Medallion Financial made three "misleading factual statements about the purported justifications for the valuation" in its Third Quarter 2016 10-Q Management's Discussion and Analysis ("MD&A").[90] Murstein and Medallion Financial do not contest that the statements in that MD&A were factual rather than opinion-based, but instead argue that they were accurate rather than "misleading" and that they were not sufficiently embedded in the valuation.[91]

Medallion Financial's three statements were as follows:

1. "In the second quarter of 2015, we first became aware of external interest in Medallion Bank and its portfolio assets at values in excess of their book value. Expression of interest in Medallion Bank from both investment bankers and interested parties has continued through 2016";

2. "[I]n the third quarter of 2016 there was a court ruling involving a marketplace lender that the Company believes heightens the interest of marketplace lenders to acquire or merge with Utah industrial banks"; and

3. That Medallion Financial had "engaged a valuation specialist to assist the Board of Directors in its determination of Medallion Bank's fair value."[92]

The AC sufficiently alleges that each of these statements was intentionally deceptive and misleading. Concerning "external interest" in Medallion Bank, the AC contains thorough allegations that any such interest was not genuine or legitimate, but rather was artificially created by

90 Dkt 92 (Gov. Opp. Mem.) at 32.

91 Dkt 94 (Medallion & Murstein Reply Mem.) at 6.

92 AC ¶¶ 180-81.

Medallion Financial itself.[93] The AC alleges also that Murstein already knew this was an inadequate justification for Medallion Bank's supposedly increased valuation before using it, as he was told as much by RPF and WeiserMazars.[94] Regarding reliance on a prior court ruling — *CFTC v. CashCall, Inc*.[95] — the AC asserts that emails from its investigation demonstrate that Medallion Financial "did not conduct a meaningful inquiry concerning the likely impact of the court ruling," as the case was only found and inserted as a justification on the same day as the Form 10-Q was filed.[96] Murstein and Medallion Financial deny this because the decision was published over two months before the 10-Q filing, yet such a factual dispute is sufficient to survive a motion to dismiss at this stage. And while Medallion Financial's representation that it had "engaged a valuation specialist" was technically true, it was intentionally misleading because the company omitted that it had allegedly engaged *several* valuation specialists, ultimately relying only on the one that gave Medallion Bank the valuation it wanted and only after the specialist was offered investment banking work in return.[97]

Contrary to Medallion Financial's assertions, its three justifications were sufficiently embedded in the valuation of Medallion Bank as well. The Second Circuit recently explained the concept of an embedded statement as follows:

---

93 *Id.* ¶¶ 138-44, 169-70, 222, 232.

94 *Id.* ¶ 185.

95 No. 15-cv-7522-JFW (C.D. Cal. Aug. 31, 2016).

96 AC ¶ 186.

97 *Id.* ¶¶ 187-88.

> "A statement structured, 'I believe that x is so because y has occurred,' contains the factual and falsifiable statement, 'y has occurred.' If y has in fact not occurred, the statement of opinion is actionable because an embedded but complete 'statement of a material fact' under the first part of Rule 10b-5 can be proven false."[98]

In other words, when a fact is offered as a *justification* for a belief or opinion, then it is an "embedded fact" and renders the opinion statement actionable if untrue. Here, Medallion Financial offered the three statements listed above as justifications for its opinion on Medallion Bank's valuation. Thus, they were embedded facts upon which that valuation relied. While Medallion Financial may not have used the explicit form, "I believe that x is so because y has occurred," it did state in its Form 10-Q what it supposedly believed Medallion Bank's increased value to have been, and elsewhere argued that it came to this belief *because of* external interest, a valuation specialist, and a court ruling. Accordingly, its claim that the three factual statements "are not 'embedded' in the valuation itself" is toothless.[99]

iii. The Bank Valuations Misled Investors by Omitting Material Facts

Finally, the SEC contends that the Medallion Bank valuations were actionable opinion statements because they omitted critical facts about the bases of those opinions and how Murstein and Medallion Financial formed them.[100] Specifically, it alleges that Murstein and Medallion Financial knew that their valuations of Medallion Bank were not in compliance with

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98 *Abramson*, 965 F.3d at 175; *see also New England Carpenters Guaranteed Annuity & Pension Funds v. DeCarlo*, 80 F.4th 158, 171 (2d Cir. 2023) (citing *Abramson*).

99 Dkt 94 (Medallion & Murstein Reply Mem.) at 6.

100 Dkt 92 (Gov. Opp. Mem.) at 32 (citing *Omnicare*, 575 U.S. at 188).

generally accepted accounting principles ("GAAP") and that they had promised Berenson future investment banking work in return for its supporting valuation of the bank. Yet neither fact was disclosed to investors.[101]

To begin, the Court need not determine whether Medallion Financial's fair value determinations pursuant to GAAP were "an exercise of subjective judgment" — as the defendants allege — or "objectively improper," as according to the SEC.[102] The Second Circuit held as recently as last year that "matter[s] of subjective judgment" under GAAP, as statements of opinion, "are nonetheless actionable" if an appropriate *Omnicare* exception is pled.[103] Here, the SEC already has alleged that Medallion Financial's bank valuations were actionable opinion statements. Thus, the Court declines to engage with the parties' protracted debate over GAAP.[104]

Turning to the merits, the AC contains more than sufficient allegations to support the claim that Murstein and Medallion Financial misled investors by withholding information material to Medallion Bank's fair value. Murstein and Medallion Financial did not disclose, for example, that they allegedly had reached this valuation by proactively contacting investment banks to request a valuation; that they had provided the banks with their desired fair value estimates for Medallion

---

101 *Id.* at 32-33.

102 *DeCarlo*, 80 F.4th at 175; *see* Dkt 81 (Medallion & Murstein Mem.) at 14-17; Dkt 92 (Gov. Opp. Mem.) at 24-26.

103 *DeCarlo*, 80 F.4th at 175

104 *See, e.g.*, Dkt 94 (Medallion & Murstein Reply Mem.) at 8 ("[T]he SEC fails to grapple with the inconsistency between admitting that the valuations 'involved judgment calls and were, therefore, statements of opinion,' . . . and arguing that the exercise of those accounting judgments violated GAAP.").

Bank; that those banks expressing any interest in their desired fair value estimates had performed no due diligence on Medallion Bank; and that they had selected a valuation firm, against the repeated concerns of their auditor, that was willing to provide them with the highest fair value estimate.[105] In addition, Murstein and Medallion Financial omitted that the valuation firm they ultimately hired — Berenson — allegedly began to receive investment banking work from Medallion Financial soon after it agreed to provide its desired fair value estimate of Medallion Bank, when it never had received investment banking work from them previously.[106] While reasonable investors do not "expect that *every* fact known to an issuer supports its opinion statement,"[107] such omissions by Murstein and Medallion Financial were far from being "tangentially related to the valuation [of Medallion Bank] itself," as they claim.[108] Rather, they were at the heart of how and why Murstein and Medallion Financial were able to represent the value of Medallion Bank as being so high to investors , and thus their omissions made the bank valuations "misleading to a reasonable person."[109]

B. *Whether the Chicago Medallion Valuations Were Actionable Opinions*

Similarly, Murstein and Medallion Financial contend that Medallion Financial's

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105 *See, e.g.*, AC ¶¶ 138-44, 149-50, 161-66, 169-70, 222, 232.

106 *Id.* ¶¶ 239, 241.

107 *Omnicare*, 575 U.S. at 190 (emphasis in original).

108 Dkt 94 (Medallion & Murstein Reply Mem.) at 7.

109 *Omnicare*, 575 U.S. at 194.

Chicago taxi medallion valuations were non-actionable opinions rather than factual statements.[110] The SEC again concedes that those valuations were judgments and thus opinions rather than facts, but nonetheless claims that they are actionable for misleading investors by setting the fair value unreasonably high and omitting material transactions of Chicago medallions at far lower prices.[111]

The AC alleges that Murstein and Medallion Financial in late-2016 represented in various reports and filings that the value of their Chicago taxi medallions was $120,000, despite closely monitoring the market for such medallions and knowing that recent transactions suggested the medallions were worth no more than $60,000-65,000.[112] Indeed, despite banking regulators allegedly contacting Medallion Financial to express concern over its Chicago medallion valuations and to point out explicitly the recent comparable transactions, Medallion continued to state their value at $120,000 in its 2016 Third Quarter Form 10-Q and listed the "[t]ransfer prices of Chicago medallions" as "N/A" as of September 30, 2016.[113] The AC contends that under ASC 820, Medallion Financial at least should have used the transaction prices as "level 2" inputs to help calculate the fair value of the Chicago medallions, yet it did not do so.[114]

With this background, the AC more than sufficiently alleges that the Chicago medallion valuations were actionable opinion statements under *Omnicare*. The AC does not contest

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[110] Dkt 81 (Medallion & Murstein Mem.) at 18.

[111] Dkt 92 (Gov. Opp. Mem.) at 35-36.

[112] AC ¶¶ 193-95, 200, 203.

[113] *Id.* ¶¶ 196-99, 203.

[114] *Id.* ¶¶ 201-02.

— rather, it actually acknowledges — that valuing the medallions would involve some measure of estimation and judgment, as the defendants claim.[115] Yet the SEC pleads sufficient facts to demonstrate that Murstein and Medallion Financial abused that judgment by arbitrarily setting the value of the medallions at *double* their public market value, disregarding recent transaction data that they should have considered and ignoring warnings from federal banking regulators.[116] Indeed, Medallion Financial allegedly set the value of its Chicago medallions at $15,000 more than its *own* cash flow models suggested they were worth, yet provided no explanation for doing so.[117] And the company notably omitted any disclosure of the recent comparable transactions and its own internal valuation from its filings, all of which contributed to mislead investors. Thus, Murstein's and Medallion Financial's valuation of the Chicago medallions did not "fairly align[] with the information in [its] possession at the time."[118]

Murstein and Medallion Financial protest that even if they "had valued Chicago medallions at $60,000 for Q3 2016 . . . such a valuation would have only constituted a 1.5 [percent] reduction of assets, which 'undercuts an inference of fraud.'"[119] However, the cases they cite[120] both

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115 *Id.* ¶ 201.

116 *Id.* ¶¶ 196-97, 202-03.

117 *Id.* ¶¶ 200, 204.

118 *Omnicare*, 575 U.S. at 188.

119 Dkt 81 (Medallion & Murstein Mem.) at 18 n.11 (citing *In re Magnum Hunter Res. Corp. Sec. Litig.*, 26 F. Supp. 3d 278, 286, 295 (S.D.N.Y. 2014)).

120 *In re Magnum Hunter*, 26 F. Supp. 3d at 286, 295; *In re Kandi Techs. Grp. Sec. Litig.*, No. 17-cv-1944, 2019 WL 4918649, at *8 (S.D.N.Y. Oct. 4, 2019).

stand for the proposition that a small reduction in *earnings* or "corporate income" undercuts an inference of fraud. Yet Murstein and Medallion Financial do not claim that reducing the value of its Chicago medallions would have had only a minimal effect on its earnings. On the contrary, the AC alleges that medallion-backed loans were the core of Medallion Financial's business. As it sailed dangerously close to defaulting on its many outstanding loan obligations, even a small decrease in the value of its medallions could have cascaded into a significant effect on earnings. Accordingly, the fact that Medallion Financial held a relatively small amount of its assets in Chicago medallions does nothing to "undercut" the inference of fraud here.

C. Materiality

To state a claim under Section 10(b), the AC must allege also that Murstein's and Medallion Financial's misrepresentations or omissions were material — that is, "that a reasonable investor would have considered [them] significant in making investment decisions."[121] A complaint need not, however, "assert that the investor would have acted differently if an accurate disclosure was made."[122]

Materiality is "a mixed question of law and fact."[123] As a result, "a complaint may not properly be dismissed pursuant to Rule 12(b)(6) . . . on the ground that the alleged misstatements or omissions are not material unless they are so obviously unimportant to a reasonable investor that

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121 *Ganino v. Citizens Utils. Co.*, 228 F.3d 154, 161 (2d Cir. 2000).

122 *Id.* at 162.

123 *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 450 (1976).

reasonable minds could not differ on the question of their importance."[124] Yet there is no such contention here. Nor could there be. The AC clearly states that Murstein's and Medallion Financial's misleading valuations "materially impacted [its] financial statements" by millions of dollars, and that reasonable investors would have found the real reasons and methods behind Medallion Bank's increases in fair value to have been material had they been disclosed.[125] Such a conclusion makes intuitive sense as well — if investors had been told explicitly the full extent of Murstein's alleged actions to seek out and generate unsupported valuations of Medallion Bank by third parties, they likely would have put much less weight on the claimed fair value of the company as published.

Murstein's and Medallion Financial's only recourse is to suggest that their misleading valuations were immaterial in light of the "extensive disclosures" that it otherwise made to investors.[126] This, too, is misleading. Murstein and Medallion Financial point to the routine financial disclosures in the firm's 10-K and 10-Q filings to suggest that "any investor could have assessed [Medallion Bank's] value."[127] Yet to the best of the Court's knowledge (and the defendants do not state otherwise), nowhere in these documents did the company disclose its third-party solicitations, cherry-picking of a valuation specialist, or disputes with its auditor, among other things. Murstein and Medallion Financial are not safe just because they believe that somebody could have

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124 *Goldman v. Belden*, 754 F.2d 1059, 1067 (2d Cir. 1985); *see also Ganino*, 228 F.3d at 162.

125 *See* AC ¶¶ 13, 184-85, 188.

126 Dkt 81 (Medallion & Murstein Mem.) at 22.

127 *Id.*

figured out through their public SEC filings that they were misleading their investors. "If it would take a financial analyst to spot the tension," then "whatever is misleading will remain materially so, and liability should follow."[128]

D. *Murstein's* Scienter

In securities fraud cases, *scienter* "means intent to deceive, manipulate, or defraud, . . . or at least knowing misconduct."[129] The plaintiff must plead "facts that give rise to a strong inference of fraudulent intent," which "may be established either (a) by alleging facts to show that defendants had both motive and opportunity to commit fraud, or (b) by alleging facts that constitute strong circumstantial evidence of conscious misbehavior or recklessness."[130] While the SEC contends that it sufficiently has alleged *scienter* under both tests, the Court need consider only the latter.

Alleging conscious misbehavior is relatively uncomplicated, "since it encompasses deliberate illegal behavior."[131] Recklessness, however, is more difficult to define. At times, the

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128 *Va. Bankshares, Inc. v. Sandberg*, 501 U.S. 1083, 1097 (1991) (citing *Gerstle v. Gamble–Skogmo, Inc.*, 478 F.2d 1281, 1297 (2d Cir. 1973)).

129 *First Jersey Sec.*, 101 F.3d at 1467.

130 *Acito v. IMCERA Grp., Inc.*, 47 F.3d 47, 52 (2d Cir. 1995) (internal quotation marks omitted) (quoting *Shields v. Citytrust Bancorp, Inc.*, 25 F.3d 1124, 1128 (2d Cir. 1994)).

131 *Novak v. Kasaks*, 216 F.3d 300, 308 (2d Cir. 2000).

Second Circuit has described it as "[a]n egregious refusal to see the obvious"[132] or "a state of mind approximating actual intent, and not merely a heightened form of negligence,"[133] though it perhaps is best understood through "the actual facts of our securities fraud cases."[134] In this regard, plaintiffs sufficiently have pleaded *scienter* based on recklessness "when they have specifically alleged defendants' knowledge of facts or access to information contradicting their public statements."[135]

Such is the case in the AC. The AC alleges that Murstein knew that the value of taxi medallions was declining rapidly in the mid-2010s, yet nonetheless sought out uninformed third-parties to suggest and generate higher valuations for Medallion Bank, the business of which consisted primarily of medallion-backed loans.[136] When both his auditor, WeiserMazars, and valuation firm, RPF, told Murstein that these new and uninformed estimates did not justify an increased valuation of Medallion Bank, Murstein fired RPF, disregarding warnings from both parties that Medallion Financial needed to maintain consistency in its methods over time.[137] Murstein then allegedly went opinion-shopping for a new valuation firm for Medallion Financial, emailing three

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132 *Chill v. Gen. Elec. Co.*, 101 F.3d 263, 269 (2d Cir. 1996) (internal quotation marks omitted) (quoting *Goldman v. McMahan, Brafman, Morgan & Co.*, 706 F.Supp. 256, 259 (S.D.N.Y. 1989)).

133 *Setzer v. Omega Healthcare Invs., Inc.*, 968 F.3d 204, 213 (2d Cir. 2020) (internal quotation marks omitted) (quoting *Stratte-McClure v. Morgan Stanley*, 776 F.3d 94, 106 (2d Cir. 2015)).

134 *Novak*, 216 F.3d at 308.

135 *Id.*

136 AC ¶¶ 138-44, 210-11, 241.

137 *Id.* ¶¶ 149-50, 154-66.

different investment banks and again suggesting his desired valuation for Medallion Bank until one of them, Berenson, agreed to provide it in exchange for future investment banking work.[138] And in order to get WeiserMazars to audit and sign off on its new valuation for Medallion Bank, Murstein purportedly lied to it about why he fired RPF, how he had solicited Berenson, and whether and how he had prejudiced Berenson's valuations.[139]

Added together, these allegations, if established, would demonstrate thoroughly Murstein's extreme recklessness — and perhaps even conscious misconduct — in obtaining and using the valuations of Medallion Bank. They would establish that Murstein intentionally ignored all of these warning signs, knowing that they deliberately undermined and contradicted his public valuations, and "egregious[ly] refus[ed] to see the obvious"[140] — that those valuations were unjustified, inconsistent, and too high. Nor does the AC provide any cover or shelter for Murstein or Medallion Financial. It alleges that Murstein manipulated Berenson with his desired valuation and the promise of future work in order to get it on board. Similarly, Murstein allegedly actively ignored WeiserMazars' advice and warnings on numerous occasions, and its approval of Medallion Bank's valuation was misguided given that Murstein allegedly lied to WeiserMazars in its submissions. Thus, Murstein and Medallion Financial cannot now claim to have relied on these professional opinions when they allegedly knew that they were uninformed and manipulated to begin with.

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138 *Id.* ¶¶ 169-75, 222, 232.

139 *Id.* ¶¶ 263-69.

140 *Chill*, 101 F.3d at 269 (citation and internal quotation marks omitted).

The same principles apply to the three misleading justifications for Medallion Bank's valuation that were provided in Medallion Financial's Third Quarter 2016 10-Q MD&A — *i.e.*, that external interest, a court ruling, and a valuation specialist all had informed its increased valuation.[141] Murstein made those misleading statements of fact with *scienter* because he allegedly knew they were false when made for the same reasons as stated above, yet chose to issue them anyway to make the bank valuation more credible to the public. Accordingly, the AC adequately alleges Murstein's *scienter*, imputable to Medallion Financial, with respect to both the Medallion Bank valuations and the related justifications for that valuation.

3. The Alleged Fraudulent Valuations in Violation of Section 17(a) (Count One)

Section 17(a) of the Securities Act provides:

> "It shall be unlawful for any person in the offer or sale of any securities . . . by the use of any means or instruments of transportation or communication in interstate commerce or by use of the mails, directly or indirectly—
>
> (1) to employ any device, scheme, or artifice to defraud, or
>
> (2) to obtain money or property by means of any untrue statement of a material fact or any omission to state a material fact necessary in order to make the statements made . . . not misleading; or
>
> (3) to engage in any transaction, practice, or course of business which operates or would operate as a fraud or deceit upon the purchaser."[142]

To state a claim under Section 17(a), a plaintiff must plead sufficient facts to satisfy only one of

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141 AC ¶¶ 180-81.

142 15 U.S.C. § 77q(a).

these three prongs.[143] The AC alleges that Murstein and Medallion Financial violated all three.[144]

Murstein and Medallion Financial challenge the allegations brought under Section 17(a) on two grounds. First, they seek to dismiss all claims brought under all three prongs of Section 17(a) for failing to allege that they made fraudulent statements "in the offer or sale of any securities."[145] And second, Murstein and Medallion Financial seek to dismiss claims brought only under Section 17(a)(2) for failing to allege that they "obtain[ed] money or property by means of" those fraudulent statements under Section 17(a)(2).[146] Only the latter challenge succeeds.

Regarding whether the allegedly fraudulent statements were made in the offer or sale of securities, Murstein and Medallion Financial suggest that this Court adopt the narrow reading of this element that was espoused in a 1987 district court ruling in another circuit, *SEC v. Warner*, which "requires that the alleged fraud be used directly in the offer or sale of securities."[147] This Court respectfully declines the offer. As other courts in this district have held, it is sufficient that Medallion Financial's stock was traded publicly during the relevant period.[148]

Concerning Murstein's obtaining of property, however, the sole relevant allegation

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143 *See, e.g.*, *United States v. Tagliaferri*, 820 F.3d 568, 573 (2d Cir. 2016).

144 AC ¶¶ 274-76.

145 Dkt 81 (Medallion & Murstein Mem.) at 26-27.

146 *Id*. at 26.

147 652 F. Supp. 647, 650 (S.D. Fla. 1987).

148 *S.E.C. v. Farnsworth*, 692 F. Supp. 3d 157, 188 (S.D.N.Y. 2023) (citing *United States v Naftalin*, 441 U.S. 768, 773, 778 (1979)); *S.E.C. v. Mudd*, 885 F. Supp. 2d 654, 670 (S.D.N.Y. 2012).

in the AC states that Murstein "received compensation of approximately $3.54 million for 2014, $3.56 million for 2015, $1.92 million for 2016, and $2.23 million for 2017. His compensation package[s] for those years included salary, bonus, restricted stock awards, country club membership, a driver, a car lease, parking, car insurance and social club memberships."[149] The SEC claims that this provides "a plausible inference" that Murstein's "bonus and restricted stock awards . . . were influenced by the misstated financial performance of the company,"[150] but the Court sees no grounds for drawing the required inference that Murstein obtained the bonus or stock awards "*by means of*" his fraudulent valuations.[151] Notably, the AC provides no details regarding when any bonuses or restricted stock awards were paid out, in what amounts, and for what purposes, nor does it even so much as state that they were "influenced by [Murstein's] misstated financial performance of the company."[152] And the SEC's claims are further undercut by noting that Murstein's compensation *decreased* in 2016 and 2017 during the relevant fraudulent period. Regardless, "the plain text of the statute, which requires the defendant to have obtained money 'by means of' a material misrepresentation, seems to require a closer causal relationship" than that defendants acted "within the scope of their employment, for which [they were] compensated."[153]

The same holds true for Medallion Financial, which the SEC contends obtained

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149 AC ¶ 20.

150 Dkt 92 (Gov. Opp. Mem.) at 39.

151 15 U.S.C. § 77q(a)(2) (emphasis added).

152 Dkt 92 (Gov. Opp. Mem.) at 39.

153 *S.E.C. v. Syron*, 934 F. Supp. 2d 609, 637 (S.D.N.Y. 2013).

property only "by bond offerings and issuances of restricted stock that coincided with the fraudulent conduct."[154] The issuances of restricted stock concern the same text from the AC as discussed and dismissed above. And the bond offerings concern Medallion Financial's issuance in April 2016 of "$33.6 million in notes that paid 9 [percent] interest, which represented a much higher cost of funds than had been available under the revolving lines of credit" and which Medallion Financial later stated were needed for "repaying borrowings under its revolving credit facilities[.]"[155] Again, the Court notes that there are no allegations in the AC that Medallion Financial was able to issue this debt as a result of its fraudulent statements. Nor are there allegations that it received its financing at a favorable rate — indeed, the 9 percent interest on the debt was notably *worse* than the 3 percent rate it usually paid. Moreover, the bond offerings occurred months before Medallion Financial made its allegedly fraudulent valuation statements. Without more, the Court cannot conclude that the SEC has adequately pleaded that either Murstein or Medallion Financial obtained property by means of their allegedly fraudulent statements.

Accordingly, any claim for relief under Section 17(a)(2) is dismissed.[156]

---

154 Dkt 92 (Gov. Opp. Mem.) at 39.

155 AC ¶ 119.

156 For clarity, the AC pleads sufficient facts to state a claim for relief for scheme liability under Section 17(a)(1) and (a)(3). While scheme liability must rest on more than just the underlying misstatements and omissions, here, the SEC has alleged that Murstein and Medallion Financial solicited bids, unfairly fired their valuation firm, and lied to their auditor, all of which are extraneous to the misleading valuation statements they published. *S.E.C. v. Rio Tinto plc*, 41 F.4th 47, 53-54 (2d Cir. 2022). And the defendants never challenged the SEC's claim to relief under Sections 17(a)(1) and (a)(3) for the valuation scheme in their opening briefs, thus forfeiting the argument.

4. The Alleged Touting Scheme Violations Under Securities Act Section 17(b) and Exchange Act Section 10(b) and Rule 10b-5 (Counts Two and Three)

The SEC contends that all defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by participating in the alleged touting scheme (Count Two), and that Meyers and Ichabod's Cranium violated Section 17(b) of the Securities Act as well (Count Three).[157] The defendants' briefs bring multiple challenges to the sufficiency of these claims.[158]

A. Murstein and Medallion Financial "Made" the Alleged Touting Misstatements

Under Rule 10b-5(b), it is "unlawful for any person, directly or indirectly, . . . [t]o make any untrue statement of a material fact . . . in connection with the purchase or sale of any security."[159] "[O]nly an article's maker, not its benefactor, has a duty to disclose that it was paid for."[160] Thus, in order to hold Murstein and Medallion Financial primarily liable under Section 10(b) for Meyers' misstatements about his lack of compensation or connection to Medallion, Murstein "must have 'made' the material misstatements."[161]

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157 The SEC does not appear to allege that the touting scheme violated Securities Act Section 17(a) (Count One). *See* Dkt 92 (Gov. Opp. Mem.) at 39.

158 Again, the defendants do not contest that Murstein's conduct and *scienter* should be imputed to Medallion Financial, and Meyers' conduct and *scienter* should be imputed to Ichabod's Cranium. *See Suez Equity Invs.*, 250 F.3d at 101; *In re Parmalat Sec. Litig.*, 474 F. Supp. 2d at 550.

159 17 C.F.R. § 240.10b-5.

160 *Noto v. 22nd Century Grp., Inc.*, 35 F.4th 95, 103 (2d Cir. 2022) (citing *Janus Cap. Grp., Inc. v. First Derivative Traders*, 564 U.S. 135, 141 (2011)).

161 *Janus Cap. Grp.*, 564 U.S. at 141 (2011).

The Supreme Court has adopted a strict interpretation of how far "maker" liability can extend. In *Janus Capital Group, Inc. v. First Derivative Traders*, the Court narrowly construed the "making" of a statement under Rule 10b-5 as "the approximate equivalent of 'to state,'" with the focus of the inquiry being on who exercised control over the issuance of the statement.[162] "For purposes of Rule 10b-5, the maker of a statement is the person or entity with *ultimate authority* over the statement, including its content and whether and how to communicate it."[163] In reinstating the district court's dismissal of the *Janus* complaint, the Court held that a defendant investment advisor's "assistance" in drafting investment prospectuses, which included significant involvement in their writing and dissemination, did not mean that the advisor had "'made' [those] statements in the prospectuses."[164] "Without control, a person or entity can merely suggest what to say, not 'make' a statement in its own right."[165]

In arguing that they are not subject to "maker" liability, Murstein and Medallion Financial lean heavily on a recent Second Circuit case, *Noto v. 22nd Century Group, Inc.*, which applied *Janus* and involved facts more similar to the case at hand.[166] There, the defendant's CEO hired a consulting firm to help with investor relations, and the two paid for writers to publish positive

162 *Id*. at 142-43.

163 *Id*. at 142 (emphasis added).

164 *Id*. at 148.

165 *Id*. at 142.

166 35 F.4th at 99-104.

articles about the company anonymously and without revealing that they were being compensated.[167] There were also witness allegations that the CEO "reviewed, edited, and/or approved the paid stock promotion articles."[168] Nonetheless, the Circuit held that the complaint failed adequately to allege that the defendants were "makers" of the statements in the articles.[169] In so holding, the court highlighted that the plaintiffs "made no sufficient factual allegation that the articles were published by anyone except the authors" or that anyone else "even saw them before their publication."[170] Nor did the plaintiffs "sufficiently allege that [the] authors lacked final control over the articles' contents or did not make the ultimate decision as to what specific information to include."[171] Thus, the dispute again settled on who had "ultimate control" over the statements being made.[172]

The AC here, however, contains important differences from the facts pled in *Janus* and *Noto*. Most importantly, it alleges that Medallion Financial's general counsel recognized that many, including the SEC, would view the company as "adopting" Meyers' statements if it hired

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167 *Id.* at 99-100.

168 *Id.* at 100 (cleaned up).

169 *Id.* at 103.

170 *Id.* at 104.

171 *Id.*

172 *Id.* at 103. *See also Gavin/Solmonese LLC v. D'Arnaud-Taylor*, 639 F. App'x 664, 669 (2d Cir. 2016) (holding that the fact that some statements were "drafted with the approval and input of some . . . [d]efendants is not sufficient to demonstrate the control essential to maker liability."); *Menora Mivtachim Ins. Ltd. v. Int'l Flavors & Fragrances Inc.*, No. 19-cv-7536, 2021 WL 1199035, at *28 (S.D.N.Y. Mar. 30, 2021) (same).

him.[173] The company thus purportedly redrafted its consulting agreement with Meyers to state explicitly that Meyers "'must receive the *prior written approval* of both [Medallion Financial's] President and Legal Department,' who were *required* to 'review and approve or reject' any materials" before they were published.[174] As a result, the AC alleges that Murstein and Medallion Financial were legally vested with the "ultimate control" over Meyers' statements by being contractually obligated to read, revise, and approve or reject them, a stark difference to the precedents cited by the defendants. Indeed, a more apt comparison would be to *In re Pfizer Inc. Securities Litigation*, in which the Second Circuit concluded that a reasonable jury could find that Pfizer had authority over statements made by another company's employees where there was evidence suggesting that Pfizer had to give final approval before those statements could be published.[175]

In fact, the *Noto* court also explicitly highlighted the allegations that its defendants had final approval power over published articles, noting that these allegations fell short in being "conclusory" and unsupported by "sufficient factual allegations," rather than in being legally incorrect.[176] Here, however, the AC contains more than adequate factual allegations to support its assertion of control, at least at the motion to dismiss stage. Beyond quoting from the contract language directly and describing its negotiation — which itself would be sufficient — the AC quotes

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173 AC ¶ 48.

174 *Id.* ¶ 49(b) (emphasis added).

175 819 F.3d 642, 657 (2d Cir. 2016).

176 *Noto*, 35 F.4th at 103.

from Murstein's emails to Meyers telling him what to write about Medallion Financial and directing him to respond to specific negative articles;[177] it alleges that Meyers emailed links to some of his articles to Murstein;[178] and it alleges that Meyers lied by stating in multiple articles that he received no compensation and had no business relationship with any entity about which he wrote.[179] While there may be a factual dispute about how much of his contractual approval obligation Murstein actually fulfilled, these allegations are sufficient at this point to state a claim that Murstein and Medallion Financial have primary liability under Rule 10b-5 for Meyers' alleged touting misstatements.

B. The Touters' Misstatements Were Material and Untrue

In order to state a claim, Rule 10b-5(b) requires the statements at issue to be both "untrue" and "material."[180] Meyers maintains that the SEC fails to allege a single false or misleading statement by him, a claim which itself is discernibly "untrue." As discussed above, the AC quotes directly from multiple of Meyers' articles where he stated, for example, that he "wrote this article [him]self," that "it expresses [his] own opinions," that he is "not receiving compensation for it," and that he "ha[s] no business relationship with any company whose stock is mentioned."[181] All of those

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177 AC ¶¶ 58, 62-64.

178 *Id.* ¶ 66.

179 *Id.* ¶¶ 53-54, 64.

180 17 C.F.R. § 240.10b-5.

181 AC ¶¶ 53-54, 64.

statements are in direct conflict with the facts as alleged in the AC.

The materiality of these alleged misstatements, however, is less objective. Again, the standard is whether they "would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available."[182] While the statements must "'assume[] actual significance' for a reasonable investor," they "need not be outcome-determinative."[183]

When "taken together and in context,"[184] Meyers' statements are sufficient to demonstrate materiality. The AC contends that Meyers authored over 100 articles and 900 public comments propping up Medallion Financial or its industry in just 18 months, collecting roughly $65,000 for his work.[185] Not only did he allegedly lie about his compensation, business relationships, and potentially even his authorship of the articles, but he purportedly used a mix of his own name and pseudonyms to make it seem as if his views were more widespread than they truly were.[186] And Murstein allegedly misrepresented himself as a journalist, contrarian investor, analyst, and CEO instead of a public relations professional, bombarding highly viewed articles that Murstein

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182 *Basic Inc. v. Levinson*, 485 U.S. 224, 231-32 (1988) (internal quotation marks omitted) (quoting *TSC Indus.*, 426 U.S. at 449); *see also Stadnick v. Vivint Solar, Inc.*, 861 F.3d 31, 36 (2d Cir. 2017) (quoting *DeMaria v. Andersen*, 318 F.3d 170, 180 (2d Cir. 2003)).

183 *Fed. Hous. Fin. Agency for Fed. Nat'l Mortg. Ass'n v. Nomura Holding Am., Inc.*, 873 F.3d 85, 146 (2d Cir. 2017) (quoting *TSC Indus.*, 426 U.S. at 449).

184 *McMahan & Co. v. Wherehouse Ent., Inc.*, 900 F.2d 576, 579 (2d Cir. 1990).

185 AC ¶ 50, App. A.

186 *Id.* ¶¶ 55-56.

told him to target with his various personas.[187] The sheer scale of these alleged misrepresentations certainly could have influenced some investors into changing their trading decisions on Medallion Financial, particularly if they thought they would be at odds with widespread, educated, and unbiased popular opinion. At the very least, Meyers' statements were not "so obviously unimportant to a reasonable investor that reasonable minds could not differ on the question of their importance."[188]

C. *Murstein's* Scienter

As with the bank valuation scheme, Murstein's *scienter* "may be established either (a) by alleging facts to show that defendants had both motive and opportunity to commit fraud, or (b) by alleging facts that constitute strong circumstantial evidence of conscious misbehavior or recklessness."[189] Again, the Court need consider only Murstein's alleged conscious misbehavior and recklessness in order to determine the sufficiency of the pleadings with respect to *scienter*.

The AC contains numerous allegations suggesting that Murstein at least recklessly supported Meyers' illegal touting — including that he hired someone advertising use of "guerilla PR tactics" to "operate without any detectable connection" to Medallion Financial in the first place, who promised that he would be "constantly writing about the company" and "bashing" its competitors, and whom Murstein knew was frequently publishing under pseudonyms.[190] However, for the

187 *Id.* ¶¶ 62, 69.

188 *Goldman*, 754 F.2d at 1067; *see also Ganino*, 228 F.3d at 162.

189 *Acito*, 47 F.3d at 52 (internal quotation marks omitted) (quoting *Shields*, 25 F.3d at 1128).

190 AC ¶¶ 44-45, 55, 66-67.

purposes of surviving a motion to dismiss, it is sufficient that the AC pleads: (1) that Meyers repeatedly published that he received no compensation from, and had no business relationship with, Medallion Financial; (2) that Murstein and Medallion Financial signed a contract with Meyers where they paid him to write such articles and were required to "review and approve" them in advance; and (3) that Murstein did in fact work closely with Meyers and sometimes tell him what to write.[191] Such allegations verge on "deliberate illegal behavior," and at least demonstrate Murstein's "knowledge of facts . . . contradicting [his] public statements"[192] by paying for and approving statements that Meyers in fact was *not* being paid. While the defendants might contest how much Murstein actually reviewed and approved such statements, such a factual dispute cannot be determinative at this stage. Accordingly, the AC adequately alleges Murstein's *scienter* for the touting scheme.

D. The AC Sufficiently Pleads Scheme Liability

In addition to Rule 10b-5(b) "maker" liability, Rules 10b-5(a) and (c) authorize "what courts have called scheme liability for those who . . . engage in deceitful conduct."[193] Liability under these provisions "is triggered where the defendant 'performed an inherently deceptive act that was

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191 *Id.* ¶¶ 48-49, 53-54, 58, 64.

192 *Novak*, 216 F.3d at 308.

193 *S.E.C. v. Hwang*, 692 F. Supp. 3d 362, 378 (S.D.N.Y. 2023) (internal quotation marks omitted) (quoting *S.E.C. v. Jean–Pierre*, No. 12-cv-8886, 2015 WL 1054905, at *8 (S.D.N.Y. Mar. 9, 2015)).

distinct from an alleged misstatement.'"[194] Scheme liability is designed to "capture a wide range of conduct."[195]

The central issue for the Court is whether the SEC has alleged that Murstein and Medallion Financial engaged in a deceptive act distinct from the alleged misstatements themselves. In *Lorenzo v. S.E.C.*, the Supreme Court held that scheme liability under Rules 10b-5(a) and (c) — like maker liability under Rule 10b-5(b) — could be premised on false or misleading statements, and that dissemination of those statements sufficed to state a claim for relief.[196] In applying *Lorenzo*, however, the Second Circuit recently clarified that misstatements or omissions, while relevant, "cannot form the '*sole* basis' for liability under the scheme subsections" — the complaint must state "something extra that makes a violation a scheme," such as *Lorenzo's* dissemination of the misstatements.[197] The court further clarified that allegations of a defendant's "'participation in the preparation' of misstatements" would not sustain a claim under Rules 10b-5(a) and (c).[198]

The alleged misstatements, made by Meyers and Frigo and endorsed by Murstein,

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194 *Farnsworth*, 692 F. Supp. 3d at 189 (quoting *In re Turquoise Hill Res. Ltd. Sec. Litig.*, 625 F. Supp. 3d 164, 253 (S.D.N.Y. 2022)).

195 *Lorenzo v. S.E.C.*, 587 U.S. 71, 79 (2019).

196 *Id*. at 78-79.

197 *Rio Tinto plc*, 41 F.4th at 53-54 (quoting *Lentell v. Merrill Lynch & Co.*, 396 F.3d 161, 171 (2d Cir. 2005) (emphasis added)).

198 *Id.* at 54 (quoting *Geoffrey A. Orley Revocable Tr. U/A/D 1/26/2000 v. Genovese*, No. 18-8460, 2020 WL 611506, at *7-8 (S.D.N.Y. Feb. 7, 2020)); *see also Hwang*, 692 F. Supp. 3d at 379-80 (allegations that defendant participated in and supervised his employee's attempts to secure trading advantages by providing misleading information to clients did not state claim for scheme liability).

were that the views expressed in the articles at issue were the work of Meyers or Frigo alone and expressed their own opinions, that they received no compensation for them, and that they had no business relationship with any company discussed in the writings, including Medallion Financial.[199] To state a claim then, the SEC must show that Murstein took "inherently deceptive" acts *other* than participating in the preparation of any of those statements — which it does. Most obviously, the AC alleges multiple examples of instances where Murstein told Meyers and Frigo not only *what* to write, but also where and how to publish it or who to target.[200] Additionally, Murstein republished at least two of Frigo's articles on Medallion Financial's own website.[201] These actions are much more akin to "dissemination" rather than "preparation" of the misstatements because of Murstein's authority, discussed above, to control their publication.

Moreover, the allegations of a deceptive scheme include Murstein's coordination and endorsement of Meyers' and Frigo's pseudonymity. The AC asserts that the use of fake names and mass posting was intended to portray a greater level of support and legitimacy than actually existed for Medallion Financial,[202] and that Murstein not only knew about this, but encouraged and occasionally directed it, including by explicitly instructing Frigo to preserve her anonymity.[203] While Murstein insists such actions are legal, there is no requirement of illegality in order for acts to qualify

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[199] AC ¶¶ 53-54, 64.

[200] *Id.* ¶¶ 58, 62, 64, 84-85.

[201] *Id.* ¶ 95.

[202] *Id.* ¶¶ 56, 69.

[203] *Id.* ¶¶ 74-76, 79-83, 86.

as "inherently deceptive." And in any event, the AC includes allegations that Frigo used a fake ID from the internet in order to post on certain websites, and that Murstein instructed Frigo to use her friend's identity and to create a fake resume in order to gain access to those sites, both of which would constitute identity fraud.[204]

Murstein and Medallion Financial again try to hang their hat on the Second Circuit's decision in *Noto*,[205] but that case is distinct from this one in important ways. First, the AC contains stronger allegations of Murstein's dissemination of the articles than in *Noto*, including that he directed Meyers and Frigo on where to publish and whom to target on occasion. Second, in dismissing scheme liability, the *Noto* court emphasized the shortcomings of the complaint's allegations regarding payment to the touters, whereas the AC here contains more robust allegations about how the touters were paid as well as Murstein's and Meyers' repeated denials of those payments. And finally, the AC alleges other facts demonstrating deception and manipulation that are lacking in *Noto*, including that Murstein encouraged and assisted with the anonymity of the

204 *Id.* ¶¶ 75-82, 86.

To add another argument, the mere fact that Murstein paid Meyers and Frigo to make their misstatements is sufficient to state a claim for scheme liability. *See In re Turquoise Hill*, 625 F. Supp. 3d at 250 ("[P]aying someone else to make a misrepresentation is not itself a misrepresentation," and such allegations can stand "at the heart of the scheme liability claim" (internal quotation marks omitted) (quoting *W. Va. Pipe Trades Health & Welfare Fund v. Medtronic, Inc*., 845 F.3d 384, 393 (8th Cir. 2016)). It is not double-counting to hold that a misrepresentation about non-compensation can be supported by the fact of that compensation. Meyers and Murstein had a duty to disclose Meyers' compensation, but did not; they did not then have to take the "extra" step of *stating* that there was no compensation at all. Put differently, paying an actor to appear like an unbiased supporter is its own independent act, separate and distinct from that actor then declaring that they are an unbiased supporter.

205 35 F.4th at 106-07.

actions in furtherance of the scheme and even with identity fraud. Accordingly, the SEC has sufficiently pled scheme liability under Rules 10b-5(a) and (c).

E. Meyers Acted with Particularity and in Connection with Purchase/Sale of Securities

Finally, Meyers and Ichabod's Cranium seek to dismiss the Section 10(b) and Rule 10b-5 claims against them by arguing that the AC fails to specify Meyers' misstatements or omissions with particularity and that it also fails to connect those misstatements with the purchase or sale of any security.[206] In addition, they seek to dismiss the Section 17(b) claim against them by contending that none of Meyers' communications "describe[d] [a] security" as required by the law.[207] None of these challenges has merit.

The Court has described the specific and particular misstatements by Meyers that are alleged in the AC, which include exact quotes from his publications that the AC contends were untrue. And concerning whether Meyers wrote "in connection with the purchase or sale of any security,"[208] the Court is mindful to interpret the statute "not technically and restrictively, but flexibly" to implement its "broad reading."[209] It is undisputed that Medallion Financial's stock was publicly traded during the relevant period, that Meyers and Murstein were concerned with how "the market" was valuing the company, and that Meyers was hired specifically to target the financial

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206 Dkt 85 (Meyers & Ichabod's Mem.) at 10-12.

207 *Id.* at 12-14; *see* 15 U.S.C. § 77q(b).

208 15 U.S.C. § 78j(b); 17 C.F.R. § 240.10b-5.

209 *S.E.C. v. Zandford*, 535 U.S. 813, 819 (2002) (internal citations omitted).

media outlets where Medallion Financial's investors received their news and could be influenced.[210] No more need be said on either matter.

Regarding the Section 17(b) challenge, however, there is a dearth of precedent on what it means to "describe" a security under the law. Both parties point only to one out-of-district case, *S.E.C. v. Liberty Capital Group Inc.,* which held that a positive description of a company — but not its securities specifically — nonetheless sufficed to allege a violation of Section 17(b).[211] This Court agrees. To hold otherwise would be to commit to a much narrower reading of Section 17(b), where those looking to commit illegal touting could go as far as to praise a company or its subsidiaries by name and tout at length its future financial prospects, but avoid sanction simply by refraining from mentioning the literal investment vehicle through which it trades. Such a contrary interpretation would ignore the operation of financial advice and advocacy in the real world and doubtless would gut the law.

Here, the AC alleges — and the defendants do not dispute — that Meyers wrote repeatedly and at length to potential investors about the future financial prospects of Medallion Financial while its stock was publicly traded. Again, nothing more is needed at this stage.

5. The Alleged Aiding and Abetting of the Touting Scheme (Count Four)

Murstein and Medallion Financial move also to dismiss Count Four of the AC, which charges them with aiding and abetting the alleged touting scheme in violation of Section 17(b) of

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210 *See* AC ¶¶ 44-45.

211 75 F. Supp. 2d 1160, 1161 (W.D. Wash. 1999).

the Securities Act and Section 10(b) and Rule 10b-5 of the Exchange Act. To hold Murstein and Medallion Financial liable for aiding and abetting, "the government must prove: '(1) the existence of a securities law violation by the primary . . . party; (2) "knowledge" of this violation on the part of the aider and abettor; and (3) "substantial assistance" by the aider and abettor in the achievement of the primary violation.'"[212] These "three components . . . 'cannot be considered in isolation from one another'" — in other words, convincing evidence of one prong "lessens the burden [the SEC] must meet in alleging" the other prongs.[213]

Murstein and Medallion Financial challenge all three components of the test. However, the allegations in the AC that demonstrate both the underlying securities law violation and Murstein's and Medallion Financial's *scienter* with respect to touting are sufficient also to demonstrate that the first two prongs of the test have been satisfied.[214] Accordingly, the motion turns on whether Murstein and Medallion Financial "substantially assisted" in "'the *specific* [violation]' alleged — namely, failure to disclose compensation."[215]

To show substantial assistance, the SEC need only demonstrate "that the defendant 'in some sort associate[d] himself with the venture, that he participate[d] in it as in something that

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212 *S.E.C. v. DiBella*, 587 F.3d 553, 566 (2d Cir. 2009) (quoting *Bloor v. Carro, Spanbock, Londin, Rodman & Fass*, 754 F.2d 57, 62 (2d Cir. 1985)).

213 *S.E.C. v. Apuzzo*, 689 F.3d 204, 214 (2d Cir. 2012) (quoting *DiBella*, 587 F.3d at 566).

214 *See supra* Sections 4(A)-(D).

215 Dkt 81 (Medallion & Murstein Mem.) at 35 (quoting *S.E.C. v. Paulsen*, No. 18-cv-6718, 2020 WL 1911208, at *5 (S.D.N.Y. Apr. 18, 2020)).

he wishe[d] to bring about, [and] that he [sought] by his action to make it succeed.'"[216] Here, the allegations in the AC display a high degree of knowledge by Murstein and Medallion Financial in Meyers' scheme to tout Medallion without disclosing his compensation. Recall that the entire *purpose* of hiring Meyers and Ichabod's Cranium was allegedly to employ their "guerilla PR tactics" so that there would be no "detectable connection" to Medallion,[217] which necessarily includes hiding any compensation. Thus, their hiring alone is sufficient to allege sufficiently that Murstein and Medallion Financial "associate[d themselves] with the venture."[218] Yet Murstein and Medallion Financial counter that the AC fails to plead explicitly that Murstein "consciously assisted" in hiding the compensation between the parties, arguing that his simple failure to "ca[tch] the compensation non-disclosure" during his review of Meyers' writings does not satisfy the standard for substantial assistance.[219]

Again, the defendants' argument ignores the text of the complaint. The AC alleges that Murstein and Medallion Financial ensured that they would participate in keeping the touting connection secret by explicitly writing into the parties' contract, *at their own direction*, that Murstein and the Medallion Legal Department "were required to review and approve or reject any materials" before publication.[220] And the AC then contends that Murstein and Medallion Financial actually

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216 *Apuzzo*, 689 F.3d at 206 (quoting *United States v. Peoni*, 100 F.2d 401, 402 (2d Cir. 1938)).

217 AC ¶ 44.

218 *Apuzzo*, 689 F.3d at 206.

219 Dkt 94 (Medallion & Murstein Reply Mem.) at 23.

220 AC ¶¶ 48, 49(b) (internal quotation marks omitted).

participated in the illegal touting scheme to ensure its success by, among other things: directing Meyers on what to write and where to publish;[221] approving articles that Meyers wrote under an alias and/or that explicitly denied receiving any compensation;[222] and failing to correct or inform interested parties that Meyers' articles were written at their direction in exchange for compensation.[223] Such allegations go far beyond "mere awareness and approval of" the illegal touting scheme,[224] instead establishing, if proven, Murstein's and Medallion Financial's active cooperation and support.

In sum, there is more than enough in the AC to plead sufficiently that Murstein and Medallion Financial provided "substantial assistance" to Meyers and Ichabod Cranium's alleged touting scheme, particularly with respect to knowing and concealing the connection between the parties and the associated compensation. Accordingly, the AC satisfies all three components of the aiding and abetting test.

6. The Alleged Reporting, Records, and Controls Violations (Counts Five, Six, & Seven)

Next, Murstein and Medallion Financial contend that the AC fails to plead adequately that Medallion Financial violated the reporting, books and records, and internal controls rules of

221 *Id.* ¶¶ 58, 62, 64.

222 *Id.* ¶¶ 53-54, 62-66, 70-71.

223 *Id.* ¶ 65.

224 *S.E.C. v. Treadway*, 430 F. Supp. 2d 293, 339 (S.D.N.Y. 2006) (citing *Armstrong v. McAlpin*, 699 F.2d 79, 92 (2d Cir. 1983)).

Exchange Act Sections 13(a), 13(b)(2)(A), and 13 (b)(2)(B), and that Murstein aided and abetted these violations. They contend also that the SEC fails to plead a violation of Exchange Act Rule 13b2-2. Each argument will be taken in turn.

A. *Medallion's Reporting, Records, and Internal Controls Violations (Count Five)*

First, Medallion Financial's sole argument supporting dismissal of its Section 13(a) reporting violation centers on its repeated contention that it made no "materially false" statements in its SEC filings.[225] The Court already has refuted this argument: as alleged, Medallion Financial falsely stated values of Medallion Bank and its Chicago medallions on multiple occasions, statements that were particularly material in its SEC filings.[226] No more need be said in this regard.

Medallion Financial's alleged violations of Section 13(b)(2)(A) concern many of the same general facts. Under Exchange Act Section 13(b)(2)(A), an issuer of registered securities must "make and keep books, records, and accounts, which in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer."[227] To state a claim, the AC need allege only that the price or methods that Medallion Financial used to value its assets were unreasonable.[228] Medallion Financial asserts that its valuations of Medallion Bank complied with

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225 Dkt 81 (Medallion & Murstein Mem.) at 36.

226 *See supra* Sections 2(A)-(C).

227 15 U.S.C. § 78m(b)(2)(A).

228 *See S.E.C. v. Rio Tinto plc*, No. 17-cv-7994, 2019 WL 1244933, at *19 (S.D.N.Y. Mar. 18, 2019).

GAAP and ASC 820, and thus its reliance on those valuations was reasonable.[229]

Such an argument ignores the numerous allegations to the contrary and turns a blind eye to the many *other* alleged inaccuracies in Medallion Financial's public filings that the SEC asserts. For starters, not only does the AC plead that Medallion Bank's valuations did not comply with GAAP,[230] but it alleges also that Murstein manipulated those valuations by seeking out favorable banks and asking them to provide his desired fair value estimates in return for future investment banking business.[231] These pleadings alone are sufficient to defeat dismissal of the SEC's 13(b)(2)(A) claim. But in addition, the SEC alleges also that the Chicago medallion valuations were overstated in the third quarter of 2016[232] and that their reported loan-to-value ratio was inaccurate in Medallion Financial's 2017 Form 10-K,[233] as summarized in its opposition.[234] Both are well pled. Both are sufficient to state a claim under Section 13(b)(2)(A). Medallion Financial contests neither.[235] Nor could they.

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229 Dkt 81 (Medallion & Murstein Mem.) at 36.

230 AC ¶¶ 205-213.

231 *See generally id.* ¶¶ 130-170.

232 *Id.* ¶¶ 193-204.

233 *Id.* ¶¶ 255-260.

234 Dkt 92 (Gov. Opp. Mem.) at 54.

235 In their reply brief, Murstein and Medallion Financial raise that, as opinion statements, Medallion Financial's valuations of Medallion Bank are not actionable and cannot support a books and records claim. Dkt 94 (Medallion & Murstein Reply Mem.) at 23-24. The Court has already explained why these valuations nonetheless are actionable; for the same

Regarding Section 13(b)(2)(B)'s requirement that defendants "devise and maintain a system of internal accounting controls,"[236] Medallion Financial again maintains that because its underlying valuations were reasonable, this "tack-on claim[]" necessarily must fail as well.[237] Again, the SEC's claim survives dismissal because it adequately pled that the valuations of Medallion Bank were manipulated. Nor does Medallion Financial's argument make sense as a matter of logic: even if its underlying valuations of Medallion Bank *were* reasonable, it does not follow that Medallion Financial must have had an adequate "system of internal accounting controls to provide reasonable assurances" that they were.[238] By analogy, just because a nuclear reactor does not melt down does not necessarily mean that there are adequate safety controls in place in case it ever does.

In any event, the AC adequately pleads that Medallion Financial's internal controls were deficient — not merely that they were "circumvented," as Medallion Financial contends.[239] For example, the AC alleges that there were insufficient checks on the accuracy of Medallion Financial's loan-to-value ratios and inadequate controls to ensure the consistency and accuracy of its valuation techniques and disclosures.[240] Moreover, it contends that Murstein — as the only individual

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reasons here, they may form the basis of Section 13(b)(2)(A) liability. *See supra* Section 2(A).

236 15 U.S.C. § 78m(b)(2)(B).

237 Dkt 81 (Medallion & Murstein Mem.) at 37.

238 15 U.S.C. § 78m(b)(2)(B).

239 Dkt 81 (Medallion & Murstein Mem.) at 37 (citing *Rio Tinto plc*, No. 17-cv-7994, 2019 WL 1244933, at *19).

240 AC ¶¶ 254-60.

providing valuation material to the auditor, WeiserMazars — had the unrestrained authority and ability to manipulate the valuation of Medallion Bank, with no safeguards in place or procedures designed to ensure that WeiserMazars and valuation specialists received full and accurate information.[241] Such allegations are sufficient to show the singular, unchecked authority necessary to state a claim under Section 13(b)(2)(B).

B. Murstein's Aiding and Abetting of Medallion Financial's Violations (Count Six)

In order to allege that Murstein aided and abetted Medallion Financial's Section 13 violations, the SEC must plead: "(1) a primary violation of the Exchange Act [by Medallion Financial], (2) actual knowledge of the violation by [Murstein], and (3) that [Murstein] substantially assisted the primary violation."[242] As before, Murstein's argument for dismissal turns on "substantial assistance" — the Court already has found that the AC sufficiently alleges the underlying primary violation, and Murstein's *scienter* can hardly be questioned considering the AC's allegations that he was the one who devised and sought out the faulty valuations, fired RPF, and misled WeiserMazars, among other actions.

Indeed, the same facts demonstrate that Murstein provided "substantial assistance" to Medallion Financial as well. Again, the AC alleges that Murstein was the one who generated misleading valuations for Medallion Bank from various banks.[243] Murstein pressured and then fired

---

241 *Id.* ¶¶ 162, 251, 268.

242 *S.E.C. v. Espuelas*, 905 F. Supp. 2d 507, 517 (S.D.N.Y. 2012) (internal citations and quotation marks omitted) (applying the same standard as in *Apuzzo*, 689 F.3d at 206).

243 AC ¶¶ 138-53, 169-75.

RPF against WeiserMazars' advice when it would not provide a valuation for Medallion Bank that he wanted to report.[244] Murstein signed the misleading third quarter valuation memo for Medallion Financial that underpinned its Form 10-Q and that was provided to WeiserMazars just hours before the Form 10-Q became public.[245] Murstein was involved in the preparation of Medallion Financial's financial statements and approved the comments that WeiserMazars proposed to its filings.[246] And Murstein signed management representation letters in connection with Medallion Financial's filings that contained numerous misleading statements.[247]

Taken in total, these facts sufficiently allege that Murstein had significant — if near total — authority over Medallion Financial's records and valuations, that he went out of his way to misreport and misrepresent key assets for Medallion Financial, that he assisted Medallion Financial in circumventing the controls of its auditor, and that no one at the company possessed any control or exerted any oversight over him in this process. The best that Murstein can do is contest these factual allegations — *e.g.*, he contests that he made "material misrepresentations" to WeiserMazars.[248] But such arguments are not ripe on a motion to dismiss. Accordingly, the SEC has adequately pled its aiding and abetting claims.

---

244 *Id.* ¶¶ 154-68.

245 *Id.* ¶¶ 176-82.

246 *Id.* ¶ 183.

247 *Id.* ¶ 265.

248 Dkt 94 (Medallion & Murstein Reply Mem.) at 24.

C. Murstein's Deception of the Auditor (Count Seven)

Lastly, Murstein and Medallion Financial argue that the AC does not adequately allege that Murstein made material misrepresentations to WeiserMazars, claiming that this count "relies almost entirely on the validity of the SEC's other claims" and that Murstein's representations otherwise were "immaterial."[249]

Rule 13b2-2 states that "[n]o director or officer of an issuer shall, directly or indirectly: (1) [m]ake or cause to be made a materially false or misleading statement to an accountant in connection with . . . (i)[a]ny audit,"[250] and by its plain language requires no showing of *scienter*.[251] Yet even if it did, the SEC has made a sufficient showing. As has been recounted, now the AC alleges that Murstein signed multiple management letters and valuation memoranda that were provided to WeiserMazars and contained false and manipulated valuations and valuation methodologies for Medallion Bank, among other things.[252] It alleges that these misrepresentations were material because they allegedly allowed Medallion Financial to avoid posting losses in its filings, which in turn allowed it to avoid defaulting on its many outstanding loans. No more was needed. Indeed, the AC far exceeds the requirements necessary to state a claim under Rule 13b2-2.

---

249 Dkt 81 (Medallion & Murstein Mem.) at 38.

250 17 C.F.R. § 240.13b2-2.

251 *S.E.C. v. Stanard*, No. 6-cv-7736, 2009 WL 196023, at *29 (S.D.N.Y. Jan. 27, 2009).

252 AC ¶¶ 263-70; *see also S.E.C. v. DiMaria*, 207 F. Supp. 3d 343, 361 (S.D.N.Y. 2016) ("Misstatements in management representation letters . . . are sufficient to state a claim for a violation of Rule 13b2-2.").

7. *The AC's Request for Disgorgement and an Officer/Director Bar (Remedies)*

Finally, Murstein and Medallion Financial seek to strike two of the remedies requested by the AC: (1) the disgorgement of any ill-gotten gains by defendants; and (2) the permanent bar on Murstein from acting as an officer or director of any public company. Under Rule 12(f), the Court "may strike from a pleading . . . any redundant, immaterial, impertinent, or scandalous matter."[253] However, "motions to strike under Rule 12(f) are generally disfavored and granted only if there is strong reason to do so."[254] Hence, "it is settled that [a] motion [to strike] will be denied, unless it can be shown that no evidence in support of the allegation would be admissible."[255]

Murstein and Medallion Financial contend that the recent case of *Liu v. S.E.C.*[256] changed the standard of the Court's review at this stage,[257] yet this argument is not justified by any reading of the case. *Liu* concerned the extent of the disgorgement permissible in an SEC civil enforcement action, and did not contain any analysis or discussion of the necessary pleadings to

---

253 Fed. R. Civ. P. 12(f).

254 *Holland v. Chase Bank USA, N.A.*, 475 F. Supp. 3d 272, 275 (S.D.N.Y. 2020) (citations and internal quotation marks omitted).

255 *Espire Ads LLC v. TAPP Influencers Corp.*, 655 F. Supp. 3d 223, 269 (S.D.N.Y. 2023) (internal quotation marks omitted) (quoting *Lipsky v. Commonwealth United Corp.*, 551 F.2d 887, 893 (2d Cir. 1976)); *see also Frio Energy Partners, LLC v. Fin. Tech. Leverage, LLC*, 680 F. Supp. 3d 322, 352 (S.D.N.Y. 2023); *eShares, Inc. v. Talton*, __ F.Supp.3d ___, 2024 WL 1348829, at *10 (S.D.N.Y. Mar. 29, 2024); *Spiegel v. Estee Lauder Inc.*, No. 23-cv-11209, 2024 WL 3376497, at *4 (S.D.N.Y. July 11, 2024).

256 591 U.S. 71, 77 (2020).

257 Dkt 94 (Medallion & Murstein Reply Mem.) at 24-25.

survive a motion to strike.[258] Applying the appropriate standard, then, Murstein and Medallion Financial have not "shown that no evidence in support of the [disgorgement and permanent bar] allegation[s] would be admissible."[259] Indeed, regarding disgorgement, the AC alleges that Murstein received substantial "salary, bonus, restricted stock awards, country club membership, a driver, a car lease, parking, car insurance and social club memberships" during the years in which Medallion Financial's performance and valuation were inflated,[260] much of which he could not have received if Medallion had been forced to declare bankruptcy or defaulted on its loan obligations. On this basis, significant evidence could be introduced to support a showing of Murstein's "ill-gotten gains." Such evidence would support also the requested officer/director bar, in addition to any evidence supporting the SEC's allegations that Murstein's actions were continuous, widespread, and/or accompanied other unscrupulous business decisions. Thus, without more, the Court refuses to strike any of the requested remedies requested by the AC at this stage.

---

258 *See generally Liu*, 591 U.S. 71.

259 *Lipsky*, 551 F.2d at 893.

260 AC ¶ 20.

Conclusion

For the foregoing reasons, defendants Meyers' and Ichabod's Cranium's motion to dismiss[261] is DENIED. Defendants Murstein's and Medallion Financial's motion to dismiss[262] is GRANTED to the extent that the claim for relief on Count One under Section 17(a)(2) is dismissed. It is otherwise DENIED in all respects.

SO ORDERED.

Dated: September 18, 2024

Lewis A. Kaplan
United States District Judge

---

261 Dkt 84 (Meyers & Ichabod's Mot.).

262 Dkt 80 (Medallion & Murstein Mot.).

How Medallion Financial Corp is Being Held Back From its Huge Potential

ZimCal Asset Management | BIMIZCI Fund

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

Why do we care?

$15+ MILLION	We own $15+ million in par preferred securities and common equity in Medallion that we believe would be worth several million dollars more if the Company was run the RIGHT way with the RIGHT leadership
5 YEARS	We invested 5 YEARS AGO, when Medallion had a $41 MILLION YTD LOSS through 3Q20 with the stock dropping to $1.32 in July 2020. Most wouldn't go near them but we saw the potential and our investment has done well BUT could be much better
ZERO ACCOUNTABILITY	In 16 years of investing, **we've never pressured a public company to improve**, and prefer working WITH management teams BUT we've also never seen a company President sued for securities fraud and lying to auditors, and not held accountable by the board
SAY NOTHING CHANGE NOTHING	Without us saying something, Medallion won't change, investors will stay skeptical, multiples won't improve and its President (now CEO) won't give up his tens of millions in compensation, his company car, his driver, country club membership etc. – all paid for by stockholders

Medallion's valuation is being held back

We think Medallion stock could be worth at least 50% more in the near-term and much higher in the long-term but ONLY with strong, innovative leadership and a tech-first business plan

MFIN Price and Price to Tangible Book Value - Quarter-Ending 12/31/13 to 09/30/25



$16
$14
$12
$10
$8
$6
$4
$2
$0
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
$14.35
P/TBV rose here after TBV fell to $30 million after $293 million (net) in cumulative taxi medallion charge-offs
$10.10
1.32x
1.00x
SEC fraud lawsuit filed
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Stock Price
Price/Tangible Book Value

$15.00 ?

In 2026

1.30x P/TBV ?

Improved core profits, better strategy and multiple expansion would turbocharge the stock price

Source: FDIC UBPR and S&P Capital IQ - MFIN stock peaked at $17.74 on 11/19/13

Next we'll show exactly how poor, self-serving decision-making by Medallion's President, Andrew Murstein, and a rubber-stamping board are holding the platform back from greatness

How has Medallion performed in the long run?

Let’s compare Medallion now to its valuation peak in 4Q13 (stock hit $17.74 on 11/19/23)

MFIN Price and Price to Tangible Book Value - 12/31/13 to 09/30/25

Price and P/TBV only measured at quarter-end



330
280
230
180
130
80
30
-20
Millions
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
$268 million
$14.35
Tangible Book Value fell to $30 million after $293 million (net) in cumulative taxi medallion charge-offs
$229 million
$10.10
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Dec-25
Tangible Book Value
Stock Price

Source: FDIC UBPR and S&P Capital IQ - MFIN stock peaked at $17.74 on 11/19/13

- Stock price is down 40% from its peak and **flat,** even as market indices hit new high after new high
- Tangible book value is STILL BELOW 2013 YE
- Stock price is only recently up because TBV is up (from simple profits) but the multiple is DOWN
- At FYE14, avg. consumer loans = $424MM, consumer net profit = $20MM. At 3Q25, consumer loans = $2.35BN, consumer net profit = $28MM annualized *(MFIN didn’t provide 2013 data)*
- Consumer loan balances up 5.5x but consumer profit is only up 1.4x...... In 12 YEARS

Source: 2014 consumer earnings from MFIN’s 2014 Annual Report

Consumer loans are 95% of Medallion’s TOTAL loans and their underperformance - caused in part by being forced to support excessive corporate overhead and fat executive bonuses - is unsustainable

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

So what happened and why has Medallion done so badly in the long run?

Led by Andrew Murstein, Medallion made *really* bad loans

Most of the long-term value destruction was caused by really bad taxi medallion loans to a lot of borrowers that could never make enough to pay them back.

Uber/Lyft are just a fad, and what taxi medallion bubble?

Uber and Lyft exploded and destroyed taxi medallion values. Murstein ignored the data and news reports that all said "GET OUT OF TAXI MEDALLION LENDING"

Let's make hope our strategy, bury our heads in the sand, and attack our critics

4Q16 - 3Q25, Medallion charged off $263 MILLION. Instead of reducing risk ahead of the crash, **Murstein ignored it and paid people to disguise their identities and attack Medallion's critics and post flattering online "research" on Medallion.** One contractor posted over 1,000 times. Per the SEC, in desperation and to avoid default, Murstein then allegedly committed more acts of securities fraud

But bonuses are the biggest *ever* and there were no consequences

Andrew Murstein was paid $34 million (2016 to 2024) as losses grew and TBV was decimated. Since 2021, MFIN has made profits but it's still below 2013 valuations. But bonuses have been huge and 5 executives were paid $47 million from 2021-2024 EVEN WITH CORE PERFORMANCE DECLINING

Source: Compensation and bonuses from MFIN DEF 14As and Capital IQ. Charge-off data from MFIN 10K/Qs

Why does this matter? Because it's the MAIN reason Medallion's valuation multiple is so low

- When investors make decisions, they have a lot of choices and integrity in leadership **AND** strong performance matter

- SEC fraud stink is insurmountable for any CEO/President. You must read the brutal denial of Medallion's motion to dismiss by Judge Kaplan **here** so you understand the extent of how bad it really was (or ask Chat GPT to summarize it)

- The board should be looking out for stockholders but is controlled by the Murstein family and their friends - **avg. director tenure is 18 years, 3 of 8 directors are Murstein family, 5 of 8 are 80 or older**. If Murstein wants to run Medallion like a family business and pay himself $6, $7, $10+ million, he should take Medallion private

- For investors that do their homework, they won't take the risk on an illiquid, SEC-tainted stock when they can just buy a liquid ETF or top performing consumer lender. Serious institutional investors would never pitch this stock internally

- There are no CEOs/Presidents we are aware of in the Russell 2000 that have kept their roles after an SEC fraud lawsuit against them - especially with poor loan growth, little stock appreciation and weak **core earnings**

- Medallion has a leader who is comfortable lying. Andrew Murstein lied back in 2015 – 2018 and he lied about us in 2024 (see **here**). Worse - he was never held accountable for **HIS OWN POOR DECISION-MAKING**. This does not inspire confidence

The denial of Medallion's motion to dismiss the SEC case was… forceful

ZimCal Asset Management | BIMIZCI Fund

"the [SEC's complaint] "contains more than sufficient allegations to support the claim that Murstein and Medallion Financial misled investors by withholding information material to Medallion Bank's fair value."

"Such allegations verge on 'deliberate illegal behavior,' and at least demonstrate Murstein's 'knowledge of facts . . . contradicting [his] public statements'"

This last quote was in the SEC complaint and shows how Andrew Murstein had plenty of warning about how bad the taxi medallion loans could get

"The volatility introduced by ride-share means that, in the best case, the bank only loses millions of dollars working through it. Worst case, we lose hundreds of millions—and the odds of this outcome remain too high"
- internal email from Medallion executive to Murstein 4Q2016

Source: See Securities and Exchange Commission v. Medallion Financial Corp., et al., 1:21-cv-1125 (S.D.N.Y. Dec. 29, 2021) and Securities and Exchange Commission v. Medallion Financial Corp., et al., Opinion and Order on Defendants' Motions to Dismiss, No. 21-cv-11125 (LAK), at (S.D.N.Y. Sept. 18, 2024)

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

Now let's take a look at performance

Recreation charge-offs are at their highest since 2010



Recreation charge-offs every quarter in 2024 and YTD 2025 have exceeded prior years and are at their highest since 2010
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
2025
2010
2024
2023
2022
2021
1Q
2Q
3Q
4Q

Recreation is 62% of total loans. $556 million of Rec is non-prime. If Medallion isn't proactive and buries its head in the sand, this will hurt more. **Rec charge-offs are at their highest since 2010. Allowances for credit losses have also increased - but are they enough?**

Medallion Consumer Charge-Offs (net) in context



ANNUAL
QUARTERLY
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
4.6%
2.2%
3.1%
0.2%
4.8%
4.7%
4.2%
4.0%
3.6%
3.5%
3.3%
2.6%
D-21
D-22
D-23
D-24
D-23
M-24
J-24
S-24
D-24
M-25
J-25
S-25
MFIN Consumer Charge-offs (net)
Credit Card Charge-Offs (net)
Other Consumer Loans Charge-Offs (net, includes Auto)
Auto Loan Charge-Offs (net)

Medallion charge-offs are seasonal and worst in 4Q and 1Q. This chart shows how losses have tracked much riskier bank credit cards rather than much less risky auto loans. Medallion has to get relatively high rates on its loans - this is why

The valuation multiple is much worse than peers

(as of 3Q25)

Medallion Financial P/TBV	**1.0x**
Peer Group P/TBV (median)	**1.5x**
Commercial Lenders $1-$5BN Assets P/TBV	**1.2x**

Peer group chosen by Medallion Financial

Source: Medallion Financial 10K/Qs, Medallion FDIC UBPR (2009-2025) and FDIC Quarterly Banking Profile for consumer charge-off data

Looking at more numbers…

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

ACCURATE breakdown of Segment Results re-allocating all overhead/ corporate expenses and assets to each Segment (YTD through 3Q25)

INCOME STATEMENT	Recreation	Home Improvement	Commercial Lending	Taxi Medallion Lending	Corp. & Other	Consolidated
Total interest income	155,132	60,357	11,325	243		227,057
Total interest expense	38,382	21,633	3,462	66		63,543
Allocated Corporate Net Interest Income	**(1,893)**	**(998)**	**(142)**	**(2)**	**(11)**	**(3,046)**
Net Interest Income	114,857	37,726	7,721	175	(11)	160,468
Provision for loan losses	48,914	8,904	7,440	(3,126)		62,132
Allocated Provision for loan losses	**0**	**0**	**0**	**0**	**0**	**0**
Income Before Non-Interest Expense	65,943	28,822	281	3,301	(11)	98,336
Other income (loss)	1,853	7	16,260	3,373		21,493
Other expenses	(30,094)	(14,285)	(4,372)	(2,643)		(51,394)
Allocated Corporate Overhead	**(5,749)**	**(3,007)**	**(447)**	**(6)**	**(39)**	**(9,248)**
Other income/expenses (net)	(33,990)	(17,285)	11,441	724	(39)	(39,149)
Net income (loss) before taxes	31,954	11,537	11,721	4,025	(50)	59,187
Income tax (provision) benefit	(9,860)	(3,569)	(3,734)	(1,233)	16	(18,380)
Net Income (loss)	22,093	7,969	7,987	2,792	(35)	40,807
Total NCI/Preferred Equity Dividend (Bank)	4,009	2,091	314	4	28	6,446
Redemption of NCI Preferred Equity	2,197	1,116	181	2	18	3,515
Net Income (loss) after NCI	15,888	4,761	7,492	2,786	(80)	30,846
ROAA (adj.)	1.19%	0.68%	7.20%	197.69%		1.43%
ROAE (adj.)	8.86%	5.08%	53.68%	1476.16%		10.72%

MFIN 3 mo. Avg Trading Volume - **42.6K**

Medallion 2026 Earnings Estimates (as of Jan 2026) - **DOWN 5%**

Russell 2000 2026 Earnings Estimates (as of Jan 2026) - **UP 45%**

Medallion analyst coverage - **2**

Medallion analyst coverage by large/known firms - **0**

Source: Medallion Financial 10K/Qs "Segment Results"

3 things become clear right away

We reallocated corporate overhead to the business segments **proportional to avg. loans** in each segment. This shows the estimated burden of corporate overhead and expensive holding company debt on each segment.

ROAE was weak already but dropped to 8.9% for Recreation and 5.1% for Home Improvement. Home Improvement is super prime/solid credit but excessive expenses are dragging it down

Unpredictable "gains on equity sales" in Commercial contributed **$11 million in aftertax earnings!** Taxi Medallions (a discontinued business) contributed only $2 million less in earnings than the $810 million in Home Improvement loans!

The results are similar for prior quarters and prior years. The core consumer business is struggling and getting weaker

And finally, the last of the numbers

Reported and CORE ROAA and ROAE are DOWN because expenses have gotten worse even as loans have grown (CORE excludes Taxi Medallion impact)



ANNUAL
QUARTERLY
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
3.1%
3.0%
1.3%
1.1%
1.8%
1.4%
1.1%
0.7%
D-21 D-22 D-23 D-24
S-23 D-23 M-24 J-24 S-24 D-24 M-25 J-25 S-25
Historical ROAA (AT)
Historical Core ROAA (AT) (Ex. Taxi, Non-Recur)

Given a declining ROAA that is now as low as much less risky **commercial bank ROAAs** - why does management feel entitled to tens of millions in compensation? This is also why P/TBV is low

Strategic Partnerships aren't making Medallion any money!



$513 million originated YTD 3Q25
$80 million originated YTD 3Q24
Millions
500
400
300
200
100
0

Strategic partnership loans are a **waste of time and resources.** $513 million in loans YTD 3Q25 only generated $3.5 million in interest income and fees. With interest expenses and estimated onboarding expenses - **each loan is likely LOSING money**

Source: Medallion Financial 10K/Qs

The preferred equity raise - management's most recent bad decision

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

The new preferred raise was done poorly *(data as of 3Q25)*

Priority	Item	Quarterly Payment
1st Priority Bank	**Bank Deposits - $2.1 BN**	Q Interest payments- $20.5 MM
1st Priority Bank	**Bank Preferred Equity - $104MM**	Q Dividend - $2.4MM
2nd Priority Bank	**Bank Stockholders' Equity - $340MM**	Q Dividend paid to the HoldCo - $6MM
3rd Priority HoldCo	**Senior Loans - $147MM**	Q Interest Expense - $3.2MM
3rd Priority HoldCo	**Trust Preferred Securities - $33MM**	Q Interest Expense - $0.6MM
3rd Priority HoldCo	**Stockholders' Tangible Equity - $228MM**	Q Dividend to stockholders - $2.8MM

THESE MUST BE PAID FIRST

Source: Medallion Financial 10K/Qs

- Medallion owed $46 million in preferred equity at a ~11% dividend
- Medallion wanted to refinance, so it issued $77.5MM in 9% non-cumulative preferred equity at the BANK
- **This was a poor decision for many reasons:**

- **Bank preferred equity is STRUCTURALLY SENIOR** to the $180 million in holding company loans, and contractually MUST be paid before the HoldCo dividends
- "Non-cumulative" dividends mean nothing. If Medallion skips dividends it is not allowed to get money to its holding company to pay its loans and expenses
- **Without money from the bank, Medallion would soon default on its loans**
- Medallion issued an extra $31.5MM more than it needed to refi. They basically layered on an extra $31.5MM in liabilities despite ~0% asset growth
- This $77.5 million included ~$7 million in underwriting/legal fees - this is **INSANE**
- Preferred dividends are **not tax deductible** so 9% is approx. a 12% loan rate
- Lenders Medallion's size are borrowing subordinated (high risk) loans at less than 7% and they're not paying 10% in fees/legal
- Bank preferreds raise overall risk substantially, including pushing up to covenants in MFIN's senior notes, raising debt costs and possibly jeopardizing its debt ratings
- Medallion should have raised capital at the holding company and **downstreamed the cash** to provide Tier 1 Capital to the Bank
- Even better, Medallion should have retained its "record earnings" and used those

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

Let's Zoom into how the HOLDING COMPANY covers its expenses

How cash moves inside Medallion *(data as of 3Q25)*

Bank Stockholders' Equity - $340MM
Q Dividend paid to the HoldCo - $6MM

= **$6 million/quarter**

~$1 million/quarter (other)

HoldCo Operating Expenses
Q Expenses - $4.4 MM

Senior Loans - $147MM
Q Interest Expense - $3.2MM

Trust Preferred Securities - $33MM
Q Interest Expense - $0.6MM

Stockholders' Tangible Equity - $228MM
Q Dividend to stockholders - $2.8MM

−

= **$11 million/quarter**

$ -4 million/quarter DEFICIT

This is why Medallion has to raise money even with "healthy" bank profits. Poor management and excessive expenses have led to this. **We pointed out this risk 2 years ago**

Recall: Medallion Bank (95% of MFIN) is a separate entity regulated by the FDIC. It must maintain a **minimum 15% leverage ratio** (tier 1 equity/total assets). **Medallion Financial is the HOLDING COMPANY and 90% of its "revenue" is from Medallion Bank dividends**. This is essentially the **only way profits** from the bank can flow to the HoldCo. It doesn't matter how much profit the bank makes, what matters is the allowable amount of the upstreamed dividend. Regulators control all capital movements and can stop dividends to the HoldCo in times of stress - which would lead to a catastrophic default. The bank **cannot pay dividends to its holding company** if its leverage ratio is below 15% or if it doesn't pay its preferreds

Source: Medallion Financial 10K/Qs

The Good, the Bad, and the Ugly

- Medallion lost $35 million in 2020, it will make ~$35 million in 2025
- Assets have grown 76% in 5 years
- Taxi medallions are not a drag on earnings
- Medallion Bank is solid, and even with underperforming consumer, would be okay if it didn't have to support high corporate expenses
- Net interest margin is stabilizing/ improving
- The SEC lawsuit is finally over

THE GOOD

- TOTAL charge-offs have flattened - driven by Home Improvement
- Consumer is making a profit but its ROAA can't support growth
- Medallion refuses to engage with us so we can help them improve
- Medallion keeps adding executives - isn't $26.5 MILLION in 2 years paid to 5 executives enough!?
- They keep adding expensive debt and preferred equity
- Borrowers Medallion's size are borrowing at much cheaper rates
- Most new institutional investors will not take the risk on management

THE BAD

- Andrew Murstein is still calling all the shots
- The board is Murstein family run and entrenched
- Recreation charge-offs are getting worse and are at a 15 year high
- **Non-performing commercial loans are almost 20% of the segment**
- Technology is still an afterthought - it should be priority #1
- Strategic partnerships sound great but Medallion is losing money
- SEC lawsuit stink is not going away
- ROAA and ROAE are DOWN
- HoldCo expenses are out of control

THE UGLY

We could keep going with the BAD and UGLY but instead, let's look at how to boost Medallion's valuation

What can Medallion do to improve its valuation?

It's easy to criticize and not provide solutions. We HAVE PROVIDED solutions several times over the last 3 years. We even gave the board a 35-page **plan**. They refused to listen.
The following list is not exhaustive - but it shows a few no-frills, basic things that need to be done

- It all starts at the top - Medallion needs good governance and decision-makers looking out for stakeholders not themselves
- **Investors need to trust that good decision-makers are in charge**, ready to thrive in a rapidly changing world
- If the board and management don't want to listen, adapt and improve - they can sell the bank subsidiary to someone who will
- **If the Mursteins want to continue paying themselves $8, $9, $10+ million EACH YEAR**, and treat the company like their personal piggy-bank, they should take Medallion private. Then they can do whatever they want
- Major tech investment is CRITICAL - we go into all the ways Medallion should be investing and using technology **here**
- The Medallion Bank subsidiary is a tremendous platform with a lot of potential
- Management shouldn't get participation trophies – they should get thrown out if they're bad and get paid well if they're good
- Incentives need to reward the right behavior and the board needs to hold management accountable
- Bonus goals should not be laughably easy and instead should be tied to long-term value creation in Medallion's **core businesses**
- Base salaries should be much lower ($500,000 is a reasonable cap for **ALL EXECUTIVES)** with bonus compensation multiples higher but tied to both strong, sustainable performance and valuation increases **OVER TIME** (e.g. more options, less cash and stock grants)
- Stop the fat 3-year employment contracts and multi-million change-in-control payments to executives that entrench them
- The holding company and its excessive expenses needs to stop being a **PARASITE** on the back of the reliable Bank subsidiary
- The entire board should be up for re-election every year so stockholders can vote them out if they're not doing their job
- The board needs independents – not friends and family - with a lower average age and relevant consumer and tech experience
- The board should exercise its clawback authority and return excessive executive bonuses to its shareholders

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

This last point is worth repeating

The board should exercise its clawback authority and return excessive executive bonuses to its shareholders

- The board is allowed to clawback bonuses for "detrimental conduct" - which the issues in the SEC lawsuit clearly were
- This simple act would not only **add ~10% to market cap** and reward stockholders, but would also **show accountability and integrity**

Conclusion

ZIMCAL ASSET MANAGEMENT | BIMIZCI FUND

MEDALLION MUST:

Install strong leadership

Restore trust

Hold executives accountable

Be upfront with investors

Implement common-sense improvements

… and valuation will increase

About ZimCal Asset Management and its Affiliates

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.
ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.
ZimCal usually works in collaboration with bank leadership teams and if required, but on very rare occasions, will insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Important Information and Disclaimer

ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund, LLC, and Warnke Investments LLC (collectively, “ZimCal” or “we”), are, directly or indirectly, owners of securities of Medallion Financial Corp. (the “Company”). ZimCal currently beneficially owns shares of common stock and Trust Preferred securities. You should assume that ZimCal may from time to time sell all or a portion of their holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. We are not currently engaged in any solicitation of proxies from stockholders of the Company. ZimCal intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company’s management and Board. As ZimCal deems necessary, ZimCal will assert its stockholder rights.

Except as otherwise set forth herein, the views expressed reflect ZimCal’s opinions and are based on publicly available information with respect to the Company. We recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with our conclusions. ZimCal reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. We disclaim any obligation to update the information or opinions contained herein.

The information herein is being provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security.

Some of the information herein may contain forward-looking statements.All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.

RESTORE
THE SHINE

Proxy Contest for Board Change at Medallion Financial Corp.

(NASDAQ:MFIN)

https://www.restoretheshine.com/

May 20, 2024

Disclaimer

MEDALLION FINANCIAL CORP

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

Cautionary Statement Regarding Forward-Looking Statements

This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessary depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ZimCal Asset Management, LLC and its affiliates, BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (together "ZimCal").

Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by ZimCal in the presentation are based on assumptions that ZimCal believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.

Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ZimCal will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

About Medallion Financial Corp.

MEDALLION FINANCIAL CORP

Medallion Financial Corp. (the "Company" or "MFIN"), primarily through its wholly-owned subsidiary Medallion Bank, is a finance company that originates and services consumer loans and loans in various commercial industries.

The Recreation segment provides loans for RVs, boats, collector automobiles, and trailers.

The Home Improvement segment provides financing for home improvements projects and is concentrated in roofs, swimming pools, and windows.

The Company used to be a large Taxi Medallion lender, but that segment now represents less than 0.5% of total assets.

Total Loans (03/31/24):
$2.2 Billion

Market Cap:
$190 million

Loan Portfolio at 3/31/24



34%
61%
5%
Home improvement
Commercial
Recreation

Source: MFIN 10K/Q

About ZimCal Asset Management

MEDALLION FINANCIAL CORP

ZimCal Asset Management ("ZimCal" or "We") is an alternative investment firm focused on niche, illiquid and complex credit investment opportunities.

We are one of MFIN's **LARGEST** investors with $15.55 million in debt and equity exposure.

We first invested in MFIN in February of 2021, and have since closely followed and engaged with MFIN regarding the challenges and opportunities it faces

We have extensive experience in the banking sector, having:

- Invested in over 100 FDIC insured bank lenders since 2012
- Engaged with over 200 bank management teams
- Invested or managed over $350 million in performing and distressed loan and securities portfolios and understand the importance of early risk mitigation to minimize potential losses
- From 2009 through 2011, worked on winding down a large exposure to risky assets acquired right before the Global Financial Crisis

ZimCal's debt investment in MFIN is unsecured, deeply subordinated and long-dated and so is most aligned with stockholders.

ZimCal is not an activist fund and has no prior history of activism.

We invested in MFIN because we believe in the business. We feel there is tremendous potential, that can be unlocked if: the ongoing SEC issues are resolved; the Company improves its corporate governance; management is enhanced; and the Company proactively addresses potential risks and does not repeat its mistakes from the taxi-medallion business implosion.

Contrary to the Company's false assertions, ZimCal is a long-term investor and sought to work collaboratively with the Company before launching its proxy contest. Read our detailed response to the Company's assertions here with unequivocal evidence backing our position.

Table of Contents

MEDALLION FINANCIAL CORP

Executive Summary

MEDALLION FINANCIAL CORP

- We are one of Medallion Financial Corp.'s LARGEST investors with $15.55 million in debt and equity exposure.
- We are committed to the Company because we believe in the **potential of its lending platform.**
- We feel that current valuations are low and there is **significant** room for growth.
- However, the **Company faces major economic and legal headwinds** that we believe can only be resolved through immediate changes in the Board of Directors (the "Board") and a commitment to improve governance.
- The **ongoing SEC Investigation** has created a significant overhang, which the incumbent Board has failed to address.
- The **family-led Board has insufficient director independence** and lacks the necessary diversity in skills and composition to effectively guide management and hold it accountable.
- This absence of oversight is responsible for low institutional investor interest and significant long-term value destruction over the past decade exemplified by the Taxi Medallion-related collapse.
- With the Taxi Medallion implosion, the **Board failed to recognize the early risks/warnings** and take deliberate action; we believe that similar red flags exist now in the consumer loan book, and we fear that the Board as constituted is unable to protect stockholders effectively.
- We have distinct expertise in risk management, banking and specialty finance. We are not activists, but we find ourselves having to pursue this campaign to effect necessary change.
- Vote FOR our two alternative board candidates who will hold management accountable, put stockholders first, and help make Medallion Financial best-in-class.

RESTORE THE SHINE

Why We Are Here

01 The Ongoing SEC Investigation is a Significant Overhang, Which The Incumbent Board Has Failed to Appropriately Address

MEDALLION FINANCIAL CORP

- In December 2017, **Shareholders filed a complaint against the Medallion Financial Board a**nd Officers for Breach of Fiduciary Duty, Unjust Enrichment, and Aiding and Abetting.
- The complaint charged that the Andrew and Alvin Mursteins hired contractors to create and publish bullish content about the Company under pseudonyms so as to promote the perception of independent analysis.
- The suit alleged that the **Board's inaction was due to loyalty and subservience to the Murstein family** and an inability of the Board to act disinterestedly and independently.
- The lawsuit was ultimately dismissed with prejudice in December of 2018 as it was not proven that the entire Board was party to the allegations of touting. It was also not proven with 'particularity' the actions the Board took or failed to take regarding the touting, represented a conscious breach of fiduciary duty or unjust enrichment.
- However, the suit resulted in a **subpoena issued by the SEC on March 2, 2018**. The 2018 subpoena stemming from the 2017 shareholder suit resulted in charges brought by the SEC against Andrew Murstein and Medallion Financial Corp on December 29, 2021. Specifically, the SEC lawsuit alleged that Medallion Financial Corp. and its President and Chief Operating Officer, Andrew Murstein:
    - Engaged in two schemes to reverse company's plummeting stock price;
    - Participated in illegal touting – paying other defendants to place positive stories about the company on various websites;
    - Created fake identities so their opinion pieces would appear credible to potential investors;
    - Fraudulently increased the carrying value of Medallion Bank to offset losses relating to the taxicab medallion loans; and
    - When the existing valuation firm refused to increase the Bank's valuation, Murstein fired the firm and hired a new firm to provide an inflated valuation of the Bank.

01 The Ongoing SEC Investigation is a Significant Overhang, Which The Incumbent Board Has Failed to Appropriately Address

MEDALLION FINANCIAL CORP

- The SEC charged Mr. Murstein with:
  - Along with MFIN, violating the antifraud, books and records, internal controls, and anti-touting provisions of federal securities law; and
  - Making false statements to Medallion's auditor.
- The SEC seeks permanent injunctions, disgorgement plus prejudgment interest, and civil penalties. In addition, the SEC also seeks an officer-and-director bar against Mr. Murstein.
- **The legal and financial implications of the SEC suit are severe:**
  - If the SEC prevails, MFIN could incur material financial penalties due to the alleged behavior of one person: Andrew Murstein.
  - Mr. Murstein and MFIN are being **accused by the SEC of inflating the Medallion Bank subsidiaries' value**, and that inflated value above book value is still a huge part of MFIN's balance sheet and recorded as goodwill and intangibles. Any write-off of the goodwill would negatively impact MFIN's balance sheet and income statement.
  - While the SEC lawsuit is pending, we believe that **few serious institutional investors would be willing to take the risk of investing in MFIN**, which does not help equity or debt valuations.
- Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, we believe, he has every incentive to fight the lawsuit. The Board has supported him. Ironically, the stockholders bear most of the burden of the legal costs. ZimCal estimates that **legal fee are in excess of $7 million,** has asked for details for over 7 months but has been denied.
- We believe the Board clearly failed to ask the right questions or hold Andrew Murstein accountable. The fact that no significant action has been taken by incumbent directors regarding this matter suggests that the incumbent nominees lacks true independence.

Source: SEC complaint. MFIN declined to provide legal expenses defending the SEC complaint despite repeated requests spanning the prior 7 months. Estimates were based on historical "professional" fees" before and after the lawsuit was filed.

02 Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

MEDALLION FINANCIAL CORP

Key Characteristics

37.5% of board comprised of **insiders and family members**

50% of directors have tenure or connection of **+20 years**

Only 1 out of 8 directors is **diverse**

Up for re-election in 2024

Insiders/ Family Members



ALVIN MURSTEIN
Chairman and CEO
Father of Andrew Murstein
Board Tenure: 28 Years



ANDREW M. MURSTEIN
President and COO
Son of Alvin Murstein
Son-in-Law of David Rudnick
Board Tenure: 27 Years



DAVID L. RUDNICK
Director
Father-in-Law of Andrew Murstein
Board Tenure: 28 Years



ROBERT M MEYER
Audit Committee Chair
Member of Compensation and Nominating/Governance Cmtes.
Board Tenure: 3 Years
Board Tenure, Medallion Bank: 8 Years – since 2016



ALLAN J. TANENBAUM
Compensation Committee Chair
Member of Nominating/Governance Committee
Board Tenure: 7 Years



CYNTHIA A. HALLENBECK
Nominating/Governance Chair
Member of Audit Committee
Board Tenure: 4 Years

Certain 'refreshed' directors served on the board of Medallion's subsidiary bank before joining the MFIN board, and cannot be considered new



BRENT O. HATCH
Member of Audit and Nominating/Governance Cmtes.
Board Tenure: 2 Years
Board Tenure, Medallion Bank: 21 years – since 2003



JOHN EVERETS
Member of Audit and Compensation Committees
Board Tenure: 7 Years
Board Tenure, Medallion Bank: 4 years – since 2019

The lead independent director designated to offset the combined CEO/Chair roles, cannot be considered independent after 21 years on the Medallion subsidiary board

https://investor.medallionbank.com/overview/officers-directors/

02 Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

The Board Is A Family Affair



ALVIN MURSTEIN
Chairman and CEO
Father of Andrew Murstein
Board Tenure: 28 Years



DAVID L. RUDNICK
Director
Father-in-Law of Andrew Murstein
Father of Jeffrey Rudnick
Board Tenure: 28 Years



ANDREW M. MURSTEIN
President and COO
Son of Alvin Murstein
Son-in-Law of David Rudnick
Board Tenure: 27 Years



JEFFREY RUDNICK
Senior Vice President
Son of David Rudnick
Company Tenure: 13 Years

- Family ties permeate the Board as well as the broader enterprise.
- Without the separation of Chairman and CEO roles (both held by Alvin Murstein), there is no structural mechanism to ensure that the Board can adequately hold management accountable, particularly given the father-son dynamic between Chairman and President (Andrew Murstein).
- This inherent conflict of interest is exacerbated by the presence of Andrew Murstein's father-in-law, David Rudnick, as the second most tenured member of the Board.
- This dynamic has rendered the Board incapable of administering oversight and has created an atmosphere where unethical and potentially illegal conduct can occur.

02 Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

MEDALLION FINANCIAL CORP

Our Concerns with Current Board Composition

- The Board does not have adequate independent and diverse directors to hold the family-led management team accountable.
- We have seen examples of this in the Company's recent history as management failed to avoid or mitigate a predictable crisis and the Board apparently failed to provide oversight or put up any resistance.
- Even worse, after the recent crisis placed the Company in severe jeopardy, there was no corrective action taken to de-risk management behavior or implement internal controls to protect against similar threats in the future.
- The Board has created a disturbing pattern of behavior which does not bode well for shareholders.

No Management Oversight

No Accountability

No Corrective Actions

02 The Board is Rewarding Management in Excess of the Value Created for Stockholders – President's Pay Comparisons are with Peer Executives Serving as CEO and/or President

MEDALLION FINANCIAL CORP

For the 6-year period 2018 – 2023, MFIN, a $2.6 billion consumer lender that has lost money 3 of 6 years had:

Cumulative net profits to stockholders - **$77 million**

Cumulative MFIN President's pay - **$25 million**

Cumulative top 5 executives' pay - **$54 million**


PLEASE SIR, MAY I HAVE SOME MORE?
SHARE-HOLDERS
PROFITS
MANAGEMENT

For the same period, Synchrony Financial, a consistently profitable $117 billion asset consumer lender had:

Cumulative net profits to stockholders - **$17.4 billion**

Cumulative Synchrony President's pay - **$55 million**

Synchrony' s President only made **$30 million** more than MFIN's President but generated **$17.3 billion** more in earnings for stockholders.

All this while MFIN and its President face SEC charges for violating the antifraud, anti-touting and other provisions of federal securities laws that have cost shareholders an estimated $7 million to defend…

Source: MFIN 2022 and 2023 DEF14A, MFIN 10K/Qs, S&P Capital IQ

02 Medallion Financial Corp.'s Executive Compensation is Excessive

MEDALLION FINANCIAL CORP

Since MFIN's regulated bank subsidiary is 87% of MFIN's assets and 94% of its revenues (FYE23) which relies on gathering FDIC-insured deposits and making loans, MFIN's compensation should be judged and compared to other FDIC-regulated lenders, rather than the (mostly) specialty finance companies it is compared to currently by the Board. We have compared MFIN to both, and in all cases MFIN's executive compensation is massively excessive.

Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks

	Company	Cash Salary (FYE23)	2018 – 2023 Cum. Comp.	Cash Salary Rank FYE23	Assets	Employees	2018 – 2023 Net Income
Andrew Murstein, President & COO	Medallion Financial	$4.7MM	$24.8MM	2	$2.6BN	169	$77MM
John R. Ciulla, Chairman & CEO	Webster Financial	$2.5MM	$30.8MM	4	$74.9BN	>4,000	$2,885MM
Brian D. Doubles, President & CEO	Synchrony Financial	$5.6MM	$55.4MM	1	$117.5BN	>20,000	$17,397MM
D. Bryan Jordan, Chairman, President & CEO	First Horizon	$2.7MM	$44.2MM	3	$81.7BN	>7,000	$4,627MM
David Richard Morris, President, CEO & CFO	RBB Bancorp	$0.9MM	$4.3MM	7	$4.0BN	>350	$272MM
Vito S. Pantilione, President & CEO	Parke Bancorp	$1.5MM	$9.5MM	5	$2.0BN	>100	$194MM
George J. Guarini, President, CEO & Director	Baycom Corp.	$0.9MM	$10.0MM	6	$2.6BN	>350	$117MM

Source: MFIN 2022 and 2023 DEF14A, MFIN 10K/Qs, S&P Capital IQ

MEDALLION FINANCIAL CORP

02 Compensation Does Not Reflect a Pay-for-Performance Approach

Highest Paid Executive Cash Compensation ($000's) FYE23 vs. Top Performing Banks


6,000
5,000
4,000
3,000
2,000
1,000
0
MFIN
WBS
SYF
FHN
RBB
PKBK
BCML

Highest Paid Executive Total Compensation as % Net Income FYE23 vs. Top Performing Banks


13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
MFIN
WBS
SYF
FHN
RBB
PKBK
BCML

- Andrew Murstein is the President/COO and is the highest paid executive. He earns more than his father, who is the CEO.
- Unique to MFIN's compensation structure is that an inordinate amount of pay is in the form of cash and not equity/contingent pay (averaged 80% since 2018).
- Mr. Murstein was ranked 2nd in cash compensation among top performing banks AND had the highest compensation as % of net profits (comps were $2BN to $5BN assets and $50BN to $100BN assets, SYF was included due to consumer focus).

Source: S&P Capital IQ, companies DEF14A

02 Compensation Does Not Reflect a Pay-for-Performance Approach

MEDALLION FINANCIAL CORP

Highest Paid Executive Cash Compensation (000's) FYE23 vs. FDIC-Insured Proxy Peers



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
MFIN
MCB
FINW
TBBK
AROW

Highest Paid Executive Total Compensation as % Net Income FYE23 vs. FDIC-Insured Proxy Peers



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
MFIN
MCB
FINW
TBBK
AROW

- While this compares only FDIC-insured lenders in MFIN's self-selected peer group, the same conclusions are evident when compared against the broader proxy peer group.
- Mr. Murstein was also the highest in cash compensation as a percentage of total compensation.
- Mr. Murstein's cash compensation was the highest in absolute terms and the highest relative to profits generated for stockholders.

Source: S&P Capital IQ, companies DEF14A

02 FDIC-Insured Proxy Peer Comparisons: Annual Pay and 5-Year Cumulative Total Pay and Cash vs. Equity/Contingent pay

MEDALLION FINANCIAL CORP

Total Compensation vs. FDIC-Insured Proxy Peers ($M)



$1.5
$3.1
$2.0
$1.5
$3.1
$1.9
$1.8
$4.7
$3.3
$2.5
$4.8
$3.2
$3.0
$6.5
$2.2
2019
2020
2021
2022
2023
Alvin Murstein (CEO, Father)
Andrew M. Murstein (COO, Son)
Proxy Peer Median

Cumulative 5-Year Pay ($M)



$10.4
$22.3
$12.1
Alvin Murstein (CEO, Father)
Andrew M. Murstein (COO, Son)
Proxy Peer Median

- Andrew Murstein is the highest paid executive at Medallion, but he is not the CEO.
- Yet he has received over twice as much in compensation as the named CEO of the Company, his father.
- Further, Andrew Murstein's cumulative pay for the last five years is 84% higher than the peer median, and yet MFIN cumulative net income was 51% less than the median.

Cash versus Equity/Contingent Pay



Alvin Murstein
13.5%
86.5%
Andrew Murstein
23.7%
76.3%
FDIC-Insured Proxy Peer Median
45.8%
54.2%
Cash
Equity

- Medallion paid a significant portion of total compensation in Cash as opposed to Equity.
- For the 2019 – 2023 period, the percentage of cumulative cash pay to Alvin and Andrew Murstein exceeded that of the peer median by 32% and 22%, respectively.
- A higher percentage of pay linked to equity performance typically better aligns the interests of executives with stockholders.

Source: S&P Capital IQ, Companies DEF14A. FDIC-insured proxy peer comparisons were MCB, FINW, TBBK, AROW

03 We Believe That Weak Board Oversight Is Responsible for Long-Term Shareholder Value Destruction

MEDALLION FINANCIAL CORP



10-Year Total Shareholder Return
Medallion Financial Corp.
KBW Nasdaq Regional Banking
Russell 2000
NASDAQ Composite
450
400
350
300
250
150
100
50
0
440.57
206.19
125.94
80.10
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Source: Factset, 10-year Total Shareholder Return as of April 10, 2024. Benchmark indices, Nasdaq Composite and Russell 2000 are based on MFIN's disclosure in 10-K filings.

03 … And Extreme Share Price Volatility. High Volatility and Low Trading Volume, Renders 1-, 3-, and 5-Year TSR Comparison Less Meaningful

MEDALLION FINANCIAL CORP



10-Year Share Price Performance
A $100 Invested 10-years Ago Would be $57 Today
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Declined 88% from April 2014 – Feb. 2017 (Taxi medallion)
Declined 43% from Oct. 2018 – Dec. 2018 (SEC subpoena)
Declined 42% from May 2019 – Aug.2019
Declined 81% from Feb. 2020 – April 2020 (Covid)
Declined 35% from Dec. 2021 – Jan. 2022 (SEC charges)
Declined 32% from June 2022 – July 2022
Declined 37% from Feb. 2023 – May 2023
Declined 38% from Aug. 2023 – Oct. 2023
Declined 28% from Feb. 2024 – March 2024
Apr-14
Aug-14
Dec-14
Apr-15
Aug-15
Dec-15
Apr-16
Aug-16
Dec-16
Apr-17
Aug-17
Dec-17
Apr-18
Aug-18
Dec-18
Apr-19
Aug-19
Dec-19
Apr-20
Aug-20
Dec-20
Apr-21
Aug-21
Dec-21
Apr-22
Aug-22
Dec-22
Apr-23
Aug-23
Dec-23
Apr-24

Source: Factset, Data as of April 10, 2024.

04

The Board's Failure to Manage The Taxi Medallion Implosion Is a Key Reason for Long-Term Value Destruction – The Board Ignored Warning Signs

MEDALLION FINANCIAL CORP

Seeking Alpha α

Medallion Financial And The Threat Of Uber

Jul. 09, 2014 5:14 PM ET | Medallion Financial Corp. (MFIN) Stock | 46 Comments

Vladislav Deshkovich
27 Followers

Follow

The Downside For Medallion Financial Only Just Beginning

Dec. 19, 2014 5:30 AM ET | Medallion Financial Corp. (MFIN) Stock | 111 Comments

James Hickman
262 Followers

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The Motley Fool

Medallion Financial Bulls are Missing the Big Picture

By Jordan Wathen – Sep 21, 2015 at 4:13PM

This chart shows how Uber is devastating New York's taxi business

By Ariel Stulberg | Dec 26, 2015, 11:00am EST



DRIVING DISRUPTION
Individual and corporation Medallion prices in NYC
Individual
Corporation
$1,500,000
$1,250,000
$1,000,000
$750,000
$500,000
$250,000
$0
May 2011: Uber launched in NYC
Nov 2014: Number of Uber drivers cross 10k in NYC
Jan-04
Jun-04
Nov-04
Apr-05
Sep-05
Feb-06
Jul-06
Dec-06
May-07
Oct-07
Mar-08
Aug-08
Jan-09
Jun-09
Nov-09
Apr-10
Sep-10
Feb-11
Jul-11
Dec-11
May-12
Oct-12
Mar-13
Aug-13
Jan-14
Jun-14
Nov-14
Apr-15
Source: NYC Taxi and Limousine Commission

Vox

Bloomberg

Uber's Manhattan Invasion Is Killing the Loan Market for Taxis

bloomberg.com/news/articles/2015-07-15/uber-s-manhattan-invasion-is-killing-the-loan-market-for-taxis

By Jennifer Surane

July 15, 2015 at 2:00 AM PDT

Source: https://seekingalpha.com/article/2306865-medallion-financial-and-the-threat-of-uber; https://hvmcapital.com/taxi-medallions/; https://www.bloomberg.com/news/articles/2015-07-15/uber-s-manhattan-invasion-is-killing-the-loan-market-for-taxis?sref=8tlua3BE; https://www.vox.com/2015/12/26/10647418/uber-new-york-taxi-medallions; https://www.fool.com/investing/general/2015/09/21/medallion-financial-bulls-are-missing-the-bigger-p.aspx

04 MFIN Was Either Not Transparent about the Issues in its Taxi Medallion Loans or Didn't Know How Bad They Were – Either Situation is Concerning

MEDALLION FINANCIAL CORP

Andrew Murstein, President of Medallion Financial, on Earnings Calls

1Q 2016 8K (May 10, 2016):

"While **taxi medallion lending** continues to have **virtually zero losses**…"

"All the important indicators of our business continue to demonstrate… **solid credit performance by the portfolios**…and an experienced management team."

2Q 2016 8K (Aug. 2, 2016):

"We believe the **NYC medallion industry is improving**. To date, **our actual losses in medallion lending had been de minimis** prior to this year, and were **under 1% in the 2016 year-to-date**."

"Additionally, **we have extremely conservative underwriting standards** [for the taxi medallion portfolio]…"

3Q 2016 8K (Nov. 7, 2016):

"We believe the NYC medallion industry is stabilizing.

"To date, **our combined actual losses in medallion lending** have been just **75 basis points** or **$3.6 million** in 2016 and were **de minimis in prior years**…"

Only 55 days after 3Q 2016 8K, 4Q 2016 results were in:

- **Taxi Medallion charge-offs reached $30.6 million**, non-performing Taxi Medallion loans were 21% of the Taxi Medallion portfolio which was still $591 million in size.
- Per the SEC complaint, **Mr. Murstein was approached by a New York Post reporter on November 26, 2016,** who asked Mr. Murstein if he was involved with the anonymous touting of MFIN and whether he knew it might be illegal.
- **In January 2017, the Company serendipitously "announced our plans to transform our overall strategy**. We are transitioning away from medallion lending and placing our strategic focus on our growing consumer finance portfolio."

Source: MFIN 10K/Q, 8K and Press Releases

04 Failure to Appropriately Manage Taxi Medallion Segment Resulted in Massive Shareholder Value Destruction, and Loss of Management and Long-Tenured Directors' Credibility

MEDALLION FINANCIAL CORP

$270 million of cumulative Taxi Medallion charge-offs through FY23

88% decline in share price between 2014 and 2017

Shareholder lawsuits and ongoing SEC investigation

Source: MFIN 10K/Q, ZimCal Taxi Medallion charge-offs (net) were calculated by adding all Taxi Medallion loan "net realized losses" (BDC accounting description) held at the Holding Company with all Taxi Medallion loan charge-offs (net) at the Medallion Bank subsidiary through 1Q18. When MFIN converted to Holding Company accounting from BDC accounting these became consolidated as "charge-offs (net)" after 1Q 2018.

04 MFIN's Current Valuation Discount Is Almost Certainly Being Impacted By A Lack of Confidence in the Current Board and Management

MEDALLION FINANCIAL CORP

Price/Book Value (per share)



All Proxy Peers
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
TREE
ML
MGRC
TBBK
WRLD
ENVA
EZPW
ECPG
AROW
ATLC
WLFC
PRAA
RM
FINW
LC
MCB
CNOB
CPSS
MFIN
OPRT



FDIC-Insured Proxy Peers
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
TBBK
AROW
FINW
MCB
MFIN

Source: FactSet

05 We Believe, MFIN Is At A Critical Juncture. Rapid Deterioration in Key Operating Metrics Poses Significant Risk To Shareholders, If Not Appropriately Managed

MEDALLION FINANCIAL CORP

- **Quarterly charge-offs (% of Gross Loans) for core consumer loans – Recreation and Home Improvement which are 95% of Total Loans - have exceeded the previous cyclical high set at 4Q19**
- **Net Interest Margin (NIM) is at the lowest point in the last five years**
- **Key Profitability Metrics i.e. CORE ROAE and ROAA (ex. Taxi Medallion) have trended down materially over the last 3 years**
- **$ Further deterioration in key operating metrics could endanger MFIN's ability to pay dividends**

Source: MFIN 10K/Q. Annualized charge-offs for Recreation - 3.80% at 4Q19, 4.34% at 1Q24. Home Improvement - 0.83% at 4Q19, 2.11% at 1Q24. NIM was 8.64% at FY 2019 and was 8.39% at 1Q24 annualized.

05 As MFIN's Latest Investor Presentation Shows, The Current Level of Charge-offs Are The Highest in Over a Decade


Resilience of Consumer Lending Segments
MEDALLION
FINANCIAL CORP
Medallion Bank Consumer Loan Charge-offs as a Percentage of Total Consumer Portfolio
10.00%
7.50%
5.00%
2.50%
0.00%
Managed profitably through the Great Recession and returned to pre-Recession levels by the end of 2011
Added Home Improvement Prime Credit Lending Segment in 2012
Increased average FICO Scores in Recreation Lending Segment during both the Great Recession and the COVID-19 pandemic
COVID-19 Pandemic
Great Recession
3.04%
4.67%
6.01%
5.99%
3.05%
1.95%
2.05%
1.38%
1.72%
1.67%
1.89%
2.26%
2.46%
1.77%
0.49%
1.34%
2.43%
3.55%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD 1Q24
Medallion Financial Corp.
Quarterly Earnings Supplement
11

Source: 1Q 2024 MFIN Earnings Presentation

05 Recent Earnings (2021-2023) Have Been Boosted By Taxi Medallion Recoveries That Are Non-Core and Non-Recurring

MEDALLION FINANCIAL CORP



Annual
Quarterly
Millions
60
50
40
30
20
10
0
(10)
(20)
(30)
(40)
Dec-19 Dec-20 Dec-21 Dec-22 Dec-23
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24
Net Income to Medallion Financial
Adj. Net Income to Medallion Financial (Ex. Taxi Medallion impact)

- **Net profits were boosted by 43%** in 2022 and 2023 - $99 million reported vs. $69 million adjusted for Taxi Medallion impact.
- Core earnings have actually **DECLINED** every year since the peak in 2021.
- Bonuses were **materially increased** by non-core (~0.5% of assets) Taxi Medallion assets.

Source: MFIN 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion). Bonuses were impacted materially by non-core Taxi Medallion recoveries. For examples, ROAA, ROAE, net income, which are all bonus metrics, were boosted by Taxi Medallion assets that only amounted to 0.5% of total assets

05 Non-Core Taxi Medallion Recoveries Have Provided A Non-Recurring Boost to ROAA. Core ROAA is Actually Trending Down

MEDALLION FINANCIAL CORP



Annual
Quarterly
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
1.2%
0.9%
3.1%
3.0%
2.1%
2.3%
1.7%
1.4%
-0.1%
-2.2%
2.1%
2.6%
1.5%
2.3%
2.7%
2.3%
1.8%
2.2%
1.5%
1.7%
1.9%
1.3%
2.0%
1.6%
1.5%
1.4%
0.9%
1.4%
11.8% 5.5% 2.7% 1.5% 0.5%
2.4% 1.9% 1.7% 1.5% 1.0% 0.8% 0.7% 0.5% 0.5%
Dec-19 Dec-20 Dec-21 Dec-22 Dec-23
Mar-22 Jun-22 Sep-22 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24
Taxi Medallion Assets (gross)/Total Assets
ROAA (AT)
ROAA (AT) (Ex. Taxi Medallion)

- **Core ROAA is under pressure.** This has declined YoY (2021 to 2023) and the discrepancy between actual (consolidated) and **core** earnings has been driven by non-recurring recoveries on Taxi Medallion assets.
- **"Record earnings"** may be difficult to repeat with Taxi Medallion assets reduced to 0.5% of total assets at FYE 2023.

Source: MFIN 10K/Q. ZimCal calculations for 4Q22 and 4Q23 – not broken out by MFIN. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).

MEDALLION FINANCIAL CORP

Total CORE DPD, NPLs, C/O (Ex. Taxi Medallion) as % Gross Loans


Cyclical PEAK core C/O (net) 2.8% (4Q19)
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
2.8%
2.0%
2.7%
2.9%
2.8%
2.9%
3.4%
3.4%
3.5%
3.7%
3.7%
1.0%
0.5%
2.0%
1.8%
2.3%
1.7%
2.2%
3.2%
3.4%
30-59 Day Past Due (Ex. Taxi Medallion)
60-89 Days Past Due (Ex. Taxi Medallion)
Non-Performing Loans (Gross) (Ex. Medallion)
Allowance for Credit Losses/Total Loans (Ex. Taxi Medallion)
Charge-offs (net Ex. Taxi Medallion)

Total DPD, NPLs, C/O (Unadjusted) as % Gross Loans


Cyclical PEAK C/O (net) 2.7% (4Q19)
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
4.0%
2.7%
3.2%
3.4%
3.3%
3.3%
3.5%
3.5%
3.6%
3.8%
3.8%
3.2%
0.7%
1.7%
1.5%
2.3%
0.7%
1.9%
1.0%
30-59 Days Past Due
60-89 Days Past Due
Non-Performing Loans (Gross)
Allowance for Credit Losses - end of period
Charge-offs (net) (loss)/recoveries

Recreation Charge-offs and Recoveries


15 Year PEAK Recreation C/O (net) 6.0% (FYE09)
Cyclical Peak Recreation C/O (net) 3.8% (4Q19)
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
3.80%
0.64%
0.56%
1.47%
2.12%
3.29%
1.86%
2.70%
4.30%
4.34%
Gross Charge-Offs/Total Loans
Net Recoveries/Total Loans
Net Charge-Offs/Total Loans

Home Improvement Charge-offs and Recoveries


Cyclical Peak Home Improvement C/O (net) 0.83% (4Q19)
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
-1.0%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
0.83%
0.44%
0.42%
0.77%
1.04%
0.79%
1.12%
1.62%
1.71%
2.11%
Gross Charge-Offs/Total Loans
Net Recoveries/Total Loans
Net Charge-Offs/Total Loans

Source: MFIN 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).

05 Decade High Charge-offs Are Accompanied by Contracting Net Interest Margins (NIM)

MEDALLION FINANCIAL CORP



Annual
Quarterly
13%
12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
11.8%
11.3%
11.5%
11.1%
11.6%
8.6%
8.7%
9.2%
9.0%
8.7%
3.1%
2.7%
2.3%
2.0%
2.9%
11.1%
11.0%
11.0%
11.3%
11.2%
11.6%
11.7%
11.9%
11.8%
9.1%
9.0%
9.0%
9.0%
8.6%
8.7%
8.7%
8.7%
8.3%
1.9%
1.9%
2.1%
2.3%
2.5%
2.8%
3.0%
3.3%
3.4%
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Yield on Average Earning Assets
Interest Expense/Average Earning Assets
NIM (Calculated)

- **NIM is under pressure.** This is driven by rising funding costs and an inability to pass through offsetting rate increases to borrowers.
- **MFIN is funded mostly by CDs**, so there is a lag in funding cost changes. This has helped as rates have increased but will be a drag as rates decline.

Source: MFIN 10K/Q. ZimCal calculations for 4Q – not broken out by MFIN.

05 MFIN's Claims of Recent "Record" Earnings, TSR, and Cost Efficiency Are Misleading

MEDALLION FINANCIAL CORP

MFIN Claims	Reality
In 2023, the Company achieved the highest annual total earnings [$55 million] and highest annual earnings per share [$2.37 per share] since its initial public offering in 1996."	**2023 earnings were boosted by $22 million (after tax) from Taxi Medallion recoveries/gains**. Core earnings **declined** YoY. Taxi Medallions were 0.5% of assets at FYE23. These recoveries were clearly non-core and unpredictable and, per MFIN, unlikely to be repeated. MFIN will be valued primarily as a consumer lender.
We have substantially reduced our operating costs as a function of net interest income from 54% in 2019 to 40% in 2023.	**MFIN appeared to be focused on achieving growth for the sake of growth without much consideration for core credit quality or ROAE/ROAA, which declined**. Deteriorating macro conditions, higher for longer rates, high sub-prime exposure (22% of loans), consumer discretionary collateral, and charge-offs above recent cyclical highs (4Q19) merit caution.
The Company [maintained] tighter credit standards.	While the efficiency ratio has improved, we believe the **ratio could be significantly lower with expense controls** – we estimate that executive compensation reductions and a reduced Manhattan lease would have reduced the ratio to 32% from 38% at FYE 2023.
The Company has produced a strong cumulative total shareholder return, including over 128% over the last five years and 44% over the last year, significantly above the median of the Company's proxy peers.	**A $100 invested in MFIN 10 years ago would be worth $57 today**. MFIN wants credit for recouping some of the losses to shareholders after causing the destruction in shareholder value in the first place. As illustrated on slide 18, MFIN share price is extremely volatile. The TSR varies significantly depending on the measurement period.

Source: Capital IQ. Company 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).

05 Looking Ahead, Higher Charge-offs Combined With Contracting NIM, Could Pose a Real Risk To MFIN's Ability to Maintain Dividends

MEDALLION FINANCIAL CORP



Dividends Paid
(per share)
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
0.67
0.74
0.85
0.90
0.96
1.00
0.35
0.00
0.00
0.00
0.00
0.08
0.32
0.34
0.10
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
1Q 2024

- MFIN **suspended dividends** when faced with Medallion related loses from 2017 to 2020.
- We believe, a thriving MFIN is critical to maintaining healthy dividend yields but based on weakening core trends, we are concerned that dividends could be threatened.

Source: FactSet, DEF14A, 10K/Q

05 FDIC Data Shows Consumer Loan Charge-offs (a Proxy for MFIN's Consumer Exposure) Are Trending Worse and Exceeded Pre-Pandemic Levels Reached at 4Q19

MEDALLION FINANCIAL CORP



Annual
Quarterly
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
3.7%
1.0%
0.9%
1.8%
2.0%
2.0%
2.5%
3.1%
3.5%
3.6%
4.2%
0.4%
0.4%
0.4%
0.3%
0.6%
0.5%
1.0%
1.1%
0.8%
0.8%
0.9%
0.8%
1.0%
1.0%
1.3%
1.2%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Credit Card Charge-Offs (net)
Other Consumer Loans Charge-Offs (net, includes Auto)
Auto Loan Charge-Offs (net)

Source: FDIC QBR FY 2023 - Consumer Loan DQ. This represents $2.1 trillion in consumer borrower balances.

RESTORE THE SHINE

Our Nominees Have the Independence and Expertise To Provide Necessary Oversight

Our Nominees Would Ensure that The Board Has the Requisite Experience and Independence to Resolve the SEC Investigation and Avoid a Repeat of Medallion Related Implosion



Stephen Hodges

- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.
- Mr. Hodges has over 19 years of experience as both a lender and debt investor.
- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country and met with over 200 bank management teams.
- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.
- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.
- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President.
- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.
- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting.
- He received a BSc in Economics from Centre College.



Judd Deppisch

- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.
- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.
- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.
- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.
- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.
- Mr. Deppisch received an MBA from the Kellogg School of Management.
- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.

We Believe that the Road to Excellence Involves Incremental (but Cumulatively Material) Improvements Combined with Risk Mitigation

MEDALLION FINANCIAL CORP

Being a good consumer lender is not complicated, but it is not easy. There are a few key things we believe every consumer lender, and investors in consumer lenders, should accept:

1. Feedback is slow. Loans originated now may take years to show credit issues.
2. Competition is fierce in consumer lending and barriers-to-entry are low.
3. In competitive collateral types, interest rates charged and loan terms for desirable borrowers are set by the market, not the individual lender. Any lender-friendly rates and terms are usually only available for riskier, lower FICO borrowers and/or weaker (illiquid, volatile, specialized) collateral.
4. Bank lenders have little control over their cost of interest-bearing deposits, particularly if they rely on brokered deposits which are at market rates.
5. As a result of b) through d), in the long-term, lenders have little control over the "spread" between their yields on earning assets and the costs to fund those earning assets, which is what drives most of their profits.
6. Technology is transforming consumer lending in ways that we believe will only accelerate, and new well-capitalized entrants will deploy technology to compete more fiercely, and perhaps irrationally, as they seek market share.

Lenders DO have substantial control over four key things:

1. Their credibility with investors.
2. Their charge-off rates and delinquencies.
3. Their servicing and collection efficiency.
4. Their operating expenses (primarily personnel).

MFIN, like all consumer lenders, is facing serious headwinds. But we believe that it has tremendous potential, which can be reached through 5 simple steps we call the "5 Steps to Improvement".

Our 5-Step Plan

MEDALLION FINANCIAL CORP

MFIN is facing serious headwinds. But we believe that it has tremendous potential, which can be reached through 5 simple steps we refer to as the **"5 Steps to Improvement"**

1. Enhance the Board	Add new Directors with relevant experience that overlaps with the Company's core strategy, who will answer to shareholders and hold management accountable.
2. Resolve the SEC complaint	Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment.
3. Improve Management	Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.
4. Cut Expenses	Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.
5. Go on Offense	Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.

01 Enhance the Board

MEDALLION FINANCIAL CORP

Add new Directors with relevant experience that overlaps with the Company's core strategy, who will answer to shareholders and hold management accountable

- The Board needs fresh ideas and directors that are unafraid to challenge the status quo.
- The Board needs directors with ***current*** experience in consumer lending, capital markets, banking, business/business-line start-ups, credit analysis, risk management and asset-backed securitizations.
- MFIN needs to eliminate what we see as effective control of the Board by the Murstein family and enhance true Board independence.
    - 3 of 8 current Board members are direct Murstein family members.
- The Board should select an outside, independent, and reputable firm to investigate the SEC allegations.
- The Board should review and right-size Andrew Murstein's compensation on structure to better align with stockholder interests.
- The Board should take its risk management oversight role seriously by demanding full transparency and detailed reporting on the performance of the consumer loan portfolio, particularly the subprime Recreation portfolio.
- Had this been done 10 years ago, the taxi medallion losses might have been contained.

02 Resolve the SEC complaint

MEDALLION FINANCIAL CORP

Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment

- Unless the SEC complaint is resolved with appropriate accountability, investors will remain skeptical.
- Mr. Murstein's actions are what led to the lawsuit and yet his and MFIN's defense are being paid for by shareholders.
- SEC lawsuit resolution will allow MFIN shareholders and investors to definitively quantify and account for any monetary damages as a result of a settlement rather than deal with the current uncertainty.
- The SEC lawsuit is a massive internal distraction and without resolution, MFIN cannot perform at the highest level.

03 Improve Management

MEDALLION FINANCIAL CORP

Ensure MFIN has an optimized, professional management team that has credibility with investors and can guide the company to long-term success

- A lack of trust by investors in MFIN's leadership will cap MFIN's stock valuation and will not maximize returns to shareholders and stakeholders over the long-term.
- MFIN must right-size the entire executive management teams' size and align its compensation structure to better align with peer companies and stockholder interests.
- MFIN's leadership made some catastrophically bad decisions in the last crisis and the Company needs a leader who will be able to lead through the next crisis. (The cyclical nature of consumer lending means that there is likely to be one in the future.)
- Reinforcing the need for management change, we believe that a leader driven by emotion rather than facts could exacerbate a future crisis and is a liability. Regardless of the source, the data should never be ignored.
- The SEC complaint revealed disturbing insights into Andrew Murstein's sense of fiduciary responsibility as a Board member.

04 Reduce Unnecessary Expenses and Improve Operational Efficiency

MEDALLION FINANCIAL CORP

Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand

- Reduce executive compensation to appropriate levels by matching the size of the executive team to the complexity of the Company (Step 3)
- An SEC settlement by MFIN would have reduced substantial past SEC expenses and could reduce substantial future expenses.
- Eliminate or severely reduce the Manhattan lease and footprint.
- Focus on personnel cost efficiencies with a plan to control and limit collection and servicing costs.
- Instill a culture of continuous improvement.

05 Go on Offense by Positioning MFIN for the Future

MEDALLION FINANCIAL CORP

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment

- Invest in technology to boost productivity, analyze underwriting methodologies and loss mitigation which will allow the Company to iterate and improve. Make technology a competitive advantage.
- Develop a servicing platform to capture real-time customer data and get better servicing outcomes rather than outsourcing consumer loan servicing and collections, as is currently done.
- Improve internal and external disclosures to enhance investor confidence and earn investor support for future initiatives.
- Reduce subprime originations in the near-term until consumer health trends are clearer.
- Reduce or exit distracting, less profitable business lines that do not leverage the Company’s core competencies in the consumer lending business.
- Have the Holding Company be a source of strength rather than a source of weakness to the Bank and allow MFIN to take advantage of future opportunities.
- Reduce the reliance on spread income and focus on increasing fee income.
- Pursue new consumer lending lines of business and recognize the limits/desirability of banking-as-a-service for Fintech loan originators.

RESTORE
THE SHINE

ZimCal Nominees Present A Better Choice Than The Incumbent Nominees

The Choice is Obvious

MEDALLION FINANCIAL CORP

The ZimCal Asset Management slate will deliver a new sense of accountability to a board run by incumbents who have failed in their management oversight duties and lack the requisite leadership skills to foster good governance

	Incumbents		ZimCal Asset Management Nominees	
				
Nominees	**David L. Rudnick**	**Robert M. Meyer**	**Stephen Hodges**	**Judd Deppisch**
Specialty Finance Companies	✗	✓	✓	✓
Governance	✗	✓	✓	✓
Credit Risk Management	✗	✓	✓	✓
Capital Markets	✗	✗	✓	✓
Commercial/Corporate Lending	✗	✓	✓	✓
Leadership	✓	✓	✓	✓
Technological Awareness	✗	✗	✓	✓
Business/Business Line Start-Ups	✓	✗	✓	✓
C-Suite Coverage in Consumer Lending	✗	✗	✗	✓
Portfolio Management	✗	✗	✓	✓
Consumer Finance	✗	✓	✓	✓
Distressed Credit Resolution	✗	✗	✓	✗

MEDALLION FINANCIAL CORP

The Choice is Obvious

The ZimCal Asset Management slate will deliver a new sense of accountability to a board run by incumbents who have failed in their management oversight duties and lack the requisite leadership skills to foster good governance

Incumbents			ZimCal Asset Management Nominees	
		**Competing Directors**		
David L. Rudnick	Robert M. Meyer		Stephen Hodges	Judd Deppisch
✗	✗	***Current experience*** in consumer lending, banking, credit analysis, risk management and consumer funding solutions	✓	✓
✗	✗	Think **outside the box**	✓	✓
✗	✗	**Fresh perspective**	✓	✓
✗	✗	True **Board independence**	✓	✓
✗	✗	Put **stockholders first**	✓	✓

The Incumbent Slate should be Rejected

MEDALLION
FINANCIAL CORP

The incumbent slate will not deliver the necessary change for Medallion stockholders.



David L. Rudnick
- President of Rudco Properties, Inc.
- MFIN Board tenure: 28 yrs

Independent Director *(3 out of 8 of Directors are connected through direct family ties)*	⊗
Recent and Relevant Industry Experience Outside of MFIN and Medallion Bank	⊗
As Chair of the Investment Oversight Committee provided full transparency and detailed reporting into the deteriorating credit quality in the consumer loan portfolio, specifically the subprime Recreation portfolio, in order to proactively mitigate risk.	⊗
Demonstrated proper oversight and leadership of a corporate strategy that generated shareholder value *(MFIN Stock down 40% in 10 years)*	⊗
Provide shareholder advocacy in enhancing corporate governance and lending a voice to shareholders	⊗



Robert M. Meyer
- Audit Committee of Medallion Bank
- MFIN Board tenure: ~3 yrs. Bank Tenure: ~5 yrs

As Chair of the Audit Committee… • **Demonstrated ability to properly oversee company's risk management** • **Hired independent third party to properly investigate accusations outlined by the SEC**	⊗
As member of the Compensation Committee properly aligned compensation structure to reward core performance and align with peer companies • *(Estimate right-sized executive compensation would have saved MFIN ~$19 million in expenses before taxes from 2020-2022)*	⊗
As a member of the Nominating and Governance Committee ensured the right individuals are leading the company through best practices such as • **Board refreshment –** *(The average involvement of the current Board members with either MFIN or Medallion Bank is 16 years.)* • **Director independence –** *(38% of the board is non-Independent)* • **Proper skill evaluations –** *( )*	⊗

Our Nominees Can Deliver Change: Stephen Hodges



ZIMCAL ASSET MANAGEMENT

OSP O'BRIEN-STALEY PARTNERS

AB CARVAL

- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.
- Mr. Hodges has over 19 years of experience as both a lender and debt investor.
- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country, primarily through preferred equity or subordinated debt but he has also invested in senior debt and common equity.
- Mr. Hodges is very familiar with the key regulatory players as well as bank advisors and bank counsel.
- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.
- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.
- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President
- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.
- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting. Also received a BSc in Economics from Centre College.

Our Nominees Can Deliver Change: Judd Deppisch

MEDALLION FINANCIAL CORP



- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.
- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.
- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.
- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.
- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.
- Mr. Deppisch received an MBA from the Kellogg School of Management.
- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.

Vote the WHITE proxy card

Conclusion

- We are here because we believe that Medallion Financial has tremendous potential.
- We think that under the current Board, the issues MFIN faces will not go away, and the Board's, and management's, credibility is unlikely to be restored.
- We think that there is a high probability that consumer headwinds will increase in the end-markets and customers the Company serves.
- We also are concerned that without investor trust, growth options will be limited. In an economic downside scenario, which may necessitate a capital raise, this could be expensive/punitive to existing stockholders.
- If our nominees are elected, we will always uphold our fiduciary responsibilities to stockholders.
- We believe that we can help put the Company on the path to sustainable and long-term success.

Consumer lending is a tough and competitive business

Item 1: Vote '<u>FOR</u>' election of Mr. Stephen Hodges and Mr. Judd Deppisch

Item 2: Vote '<u>AGAINST</u>' the non-binding resolution to approve executive compensation

Item 3: Vote '<u>EVERY YEAR</u>' regarding the frequency of vote for executive compensation

RESTORE THE SHINE

Appendix

Share Price Volatility Has Been Accompanied By Low Trading Volumes

MEDALLION FINANCIAL CORP


Volume (Last 10 Years)
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Apr-14
Aug-14
Dec-14
Apr-15
Aug-15
Dec-15
Apr-16
Aug-16
Dec-16
Apr-17
Aug-17
Dec-17
Apr-18
Aug-18
Dec-18
Apr-19
Aug-19
Dec-19
Apr-20
Aug-20
Dec-20
Apr-21
Aug-21
Dec-21
Apr-22
Aug-22
Dec-22
Apr-23
Aug-23
Dec-23
Apr-24

Average Daily Volume (in millions)					
YTD	Last 6 Months	1-Yr.	3-Yr.	5-Yr.	10-Yr.
0.10	0.09	0.08	0.09	0.10	0.15

Legal Woes Began With Shareholder Litigation

MEDALLION FINANCIAL CORP

Summary of 2017 Shareholders Suit

- In December of 2017, Shareholders filed a complaint against the Medallion Financial Board and Officers for Breach of Fiduciary Duty, Unjust Enrichment, and Aiding and Abetting
- Inside directors and executive officers Alvin Murstein (CEO and Board Chair), Andrew Murstein (President and COO), and David Rudnick were all named in the suit
- Shareholders alleged that under increased pressure from the proliferation of ride sharing services such as Lyft and Uber, the Mursteins embarked on a public relations scheme to improve the Company's brand
- The complaint charges that the Mursteins hired contractors to create and publish bullish content about the Company under pseudonyms so as to promote the perception of independent analysis
- Plaintiffs sent an inspection demand and while the Company returned copies of the contractor's employment agreement, Medallion stated that there were no Board materials concerning the defendant and the scheme
- Despite the charges and after wrongdoing was exposed, the Board failed to conduct an investigation nor hold any meetings to discuss the misconduct and surrounding circumstances
- The suit alleged that the Board's inaction was due to loyalty and subservience to the Murstein family and an inability of the Board to act disinterestedly and independently



SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

JOHN SHIELDS, Derivatively on Behalf of MEDALLION FINANCIAL CORP.,

Plaintiff,

v.

Index No.

ALVIN MURSTEIN, ANDREW M. MURSTEIN, DAVID L. RUDNICK, LOWELL P. WEICKER, JR., FREDERICK A. MENOWITZ, HENRY L. AARON, HENRY D. JACKSON, and SARAH FRIGO,

SUMMONS

Defendants,

-and-

MEDALLION FINANCIAL CORP., a Delaware Corporation,

Nominal Defendant.



Shareholder Litigation Led to an SEC Investigation

MEDALLION FINANCIAL CORP



Outcome of 2017 Shareholders Suit

- The lawsuit was ultimately dismissed with prejudice in December of 2018 as it was not proven that the entire Board was party to the allegations of touting
- It was also not proven with 'particularity' the actions the Board took or failed to take regarding the touting, represented a conscious breach of fiduciary duty or unjust enrichment
- However, the ***suit did give rise to a subpoena issued by the SEC on March 2, 2018, to Medallion beginning a 6-year investigation into the actions of Andrew Murstein specifically, not the entire Board, related to the allegations of the shareholder suit***

U.S. SECURITIES AND EXCHANGE COMMISSION MCMXXXIV

VS.



Andrew Murstein
Medallion President, COO and Director

&

MEDALLION FINANCIAL CORP



Summary of the SEC Complaint

MEDALLION FINANCIAL CORP

- The 2018 subpoena stemming from the 2018 shareholder suit regarding touting, resulted in charges brought by the SEC against Andrew Murstein and Medallion Financial Corp on December 29, 2021
- The SEC charged Medallion Financial Corp and its President and Chief Operating Officer Andrew Murstein with engaging in two schemes to reverse company's plummeting stock price
- Murstein and Medallion Financial Corp. engaged in illegal touting – paying other defendants to place positive stories about the company on various websites
- With Murstein's knowledge, the defendants created fake identities so their opinion pieces would appear credible to potential investors
- Medallion and Murstein fraudulently increased the carrying value of Medallion Bank to offset losses relating to the taxicab medallion loans
- When the existing valuation firm refused to increase the Bank's valuation, Murstein fired the firm and hired a new firm to provide an inflated valuation of the Bank
- Murstein and Medallion are charged with violating the antifraud, books and records, internal controls, and anti-touting provisions of federal securities law
- Murstein is also charged with making false statements to Medallion's auditor
- The SEC seeks permanent injunctions, disgorgement plus prejudgment interest, and civil penalties
- The SEC also seeks an officer-and-director bar against Murstein



Andrew Murstein
Medallion President, COO and Director

& MEDALLION FINANCIAL CORP

Touted Articles & **Inflated Valuation**

Seeking Alpha
HUFFPOST
The Street

Medallion BANK

Seeks

Officer/Director Ban & **Disgorgement & Penalties**



Andrew Murstein

MEDALLION FINANCIAL CORP

SEC.gov | Medallion Financial Corp., Andrew Murstein, Lawrence Meyers, and Ichabod's Cranium Inc.
SEC Complaint Medallion Financial Corp 12-29-21.pdf

MEDALLION
FINANCIAL CORP

What We Have Learned from the SEC Investigation

VS.



Andrew Murstein
Medallion President, COO and Director

&

MEDALLION
FINANCIAL CORP

SEC Takeaways

1. **Andrew Murstein** had (and still has) tremendous influence at MFIN and unilaterally **acted in ways that were reckless at best, or according to the SEC claims, illegal at worst, and continue to negatively impact the value of your stock.** His decision-making was (and remains) poor and rather than accept the data and focus on loss mitigation, he decided to "fight" the short sellers.

2. The **Board clearly was not asking the right questions or holding Andrew Murstein accountable.** The fact that no significant action has been taken by incumbent directors regarding this matter, suggests that now more than ever, the Board should be reconstituted to include new independent voices that are not beholden to the Mursteins and capable of holding management accountable.

3. **Andrew Murstein and MFIN are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of MFIN's balance sheet:** recorded as Goodwill and Intangibles. Which means that 50% of MFIN's equity is essentially "discounted" since it is not related to a tangible asset.

Resolving the SEC Matter is Paramount

VS.



Andrew Murstein
Medallion President, COO and Director

&

MEDALLION FINANCIAL CORP

- The legal and financial implications of the SEC suit are severe
- If the SEC wins, MFIN could face material financial penalties due to the alleged behavior of one person: Andrew Murstein
- Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, he has every incentive to fight the lawsuit, ironically by using money that would go to shareholders
- The Board could have elected not to fight and instead settled, but chose not to. Legal fee estimates are in excess of $7 million.
- While the SEC lawsuit is pending, very few serious institutional investors are willing to take the risk of investing in MFIN which does not help equity or debt valuations. A quick reading though popular retail investor sites shows a lack of confidence in MFIN's leadership.
- Lost credibility and trust continue to be a significant obstacle to regaining market confidence

Our Approach

1. Protect the franchise

- Form an independent committee to oversee an internal investigation into the central claims against the Company and Andrew Burnstein
- Appoint an independent third-party to investigate allegations of misconduct
- Pursue settlement negotiations with the SEC as soon as practicable

2. Move forward

- Explore and implement initiatives to strengthen internal governance and oversight
- Broaden transparency through enhanced reporting
- Engage with shareholders

Resolving the SEC Complaint will:

1. Address Investor skepticism
2. End further legal fees
3. Allow shareholders and the market to quantify monetary damages
4. Relieve the internal distraction on the Board and management

Structural Governance Concerns

<table>
<tr><th>Issue</th><th>Concern</th><th>Notes and Data</th></tr>
<tr><td>Classified Board</td><td>• Staggered Board's limits shareholder rights and is considered a problematic practice by most institutional investors and proxy advisors
• Annual election of directors ensures accountability by shareholders and helps to amplify their voice</td><td rowspan="2">
• Cynthia Hallenbeck is the Chair of the Nominating and Governance Committee
• She has served on the Committee throughout her four-year tenure on the Board, and has failed to put forward a resolution to declassify the Board or separate the CEO/Chair roles

• Robert Meyer has also served on the Nominating and Governance Committee throughout his three-year tenure on the Board
• As a member of the Committee, he shares responsibility in not pursuing enhanced governance practices regarding annual election of directors and separating the CEO/Chair

• Brent Hatch serves as the Lead Independent Director and is also a member of the Nominating and Governance Committee
• Mr. Hatch has served on the board for 2 years but has been on the board of the subsidiary bank for over 21 years; with such tenure, he can hardly be considered independent</td></tr>
<tr><td>No Separation of CEO/Chair Roles</td><td>• Combined CEO/Chair roles are not considered best practice
• In this case, having the Combined roles further hiders the Board's ability to hold management accountable, particularly with family members serving as directors and executives
• In instances with combined CEO/Chair roles, shareholders prefer a strong Lead Independent Director with clearly defined responsibilities to serve as a counterbalance
• The Lead Independent Director may be conflicted because he is over-tenured</td></tr>
</table>

Other Governance Concerns

MEDALLION FINANCIAL CORP

Issue	Concern	Notes and Data
Concerning Trends for Director Support	• Since 2019, Average Director support continues to wane • In 2020, 2021, and 2023, shareholder WITHHOLDs exceeded 10% at 14.7%, 25.9%, and 16.9%, respectively • Increasing WITHHOLDS typically signals shareholder discontent and a call to action	**Average Director Withholds**  25.9% 14.7% 16.9% 9.4% 2.7% 2019 2020 2021 2022 2023
Limited Board Diversity	• The Board is currently lacking in gender and ethnic diversity • Out of eight members, there is only one female director and none of the current directors are ethnically diverse	**Board Diversity Matrix, 2024 Proxy** (table below) **ISS 2023 Report Commentary** "LACK OF RACIAL AND ETHNIC DIVERSITY ON THE BOARD Institutional investors increasingly view board racial and ethnic diversity as an important attribute of effective board governance.... ...Medallion Financial Corp. does not appear to have any racially or ethnically diverse directors, based on the company's disclosure."

Board Diversity Matrix, 2024 Proxy

	Male	Female	Non-Binary	Gender Undisclosed
Part I: Gender Identity:				
Directors	5	1	—	2
Part II: Demographic Background				
African American or Black	—	—	—	—
Alaskan Native or American Indian	—	—	—	—
Asian	—	—	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	5	1	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did not Disclose Demographic Background	—	—	—	2

Why Are More Investors Not Outraged By Medallion's Compensation Structure?

- As a smaller reporting company, Medallion Financial does not receive the same level of scrutiny by proxy advisors as other larger companies
- The highest paid executive is not the CEO, but the CEO's son and COO, Andrew Murstein; most investor models assess CEO compensation relative to peers, whereas compensation for a non-CEO typically avoids such analysis



Father/Son Pay Comparison
($M)
$1.5
$3.1
$1.5
$3.1
$1.8
$4.7
$2.5
$4.8
$3.0
$6.5
2019
2020
2021
2022
2023
Alvin Murstein (CEO, Father)
Andrew M. Murstein (COO, Son)

- Over a 5-year period, COO Andrew Murstein on average was paid 116.2% more or 2.3x CEO pay
- Pay also doubled over the 5-year period
- With Andrew receiving outsized compensation instead of the CEO, scrutiny over pay is minimized

Short-Term TSR Continues to be a Misleading Indicator of Performance – 10-Year Comparative Returns Reset to FYE 2013 Provides a More Accurate Performance Picture

MEDALLION FINANCIAL CORP



10-Year Total Shareholder Return
Medallion Financial Corp.
KBW Nasdaq Regional Banking
Russell 2000
NASDAQ Composite
700
600
556.93
500
400
300
277.08
198.98
125.88
100
0
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23

Metrics Evolution Over Time?

MEDALLION FINANCIAL CORP

MFIN Claims

In 2018, the Company implemented a scorecard approach to incentive compensation to promote better accountability and transparency, relying on the following metrics:

Company Metrics

- Peer Share Price Performance
- Return on Assets
- Return on Equity
- Consolidated Efficiency Ratio
- Adjusted Tangible Book Value
- Total Shareholder Return
- **Consolidated Net Charge-Off Ratio**

Business Segment Metrics

- Return on Assets
- Return on Equity
- Efficiency Ratio
- Adjusted Tangible Book Value Growth
- Net Charge-Off Ratio
- Portfolio Growth & Reduction
- Collection/Recoveries for Medallion Segments
- Strategic Initiatives
- Individual Performance

Reality

"The **Compensation Committee chose to evaluate performance measures in a holistic manner rather than assign weights** to each individual metric. This allows the Compensation Committee the **discretion** to consider certain metrics more heavily for some executives depending on their role and contribution."



Cash Incentive Payouts ($M)
$1.2
$2.4
$1.6
$3.5
2022
2023
Alvin Murstein
Andrew M. Murstein



Charge-offs as % of Total Consumer Portfolio
6%
4%
2%
0%
2.46%
1.77%
0.49%
1.34%
2.43%
3.55%
2019
2020
2021
2022
2023
YTD 2024

Incentive payouts continue to rise *since the incentive plan was implemented, despite the fact that* ***charge-offs*** *(% of Gross Loans) for both core segments of Recreation and Home Improvement* ***are at the highest level since 2019***

Reconciliation of Net Income To Core Net Income (ex. Taxi Medallion)

MEDALLION FINANCIAL CORP

	Annual Actual 12/31/21	Annual Actual 12/31/22	Annual Actual 12/31/23	Quarterly Actual 12/31/23	Quarterly Actual 3/31/24
Net Income to Medallion Financial	54,108	43,840	55,079	14,318	10,024
Less: Taxi Medallion Specific Provisions	(6,937)	(6,302)	(26,316)	(12,119)	(945)
Plus: Write-down of Taxi Medallion collateral in process of FC	5,774	657	745	442	(42)
Less: Gains on sales of Taxi Medallions	(1,788)	(5,448)	(4,992)	(413)	(588)
Plus: Tax Impact Reversal	873	2,937	8,849	3,453	560
Total Adjustments to Eliminate Taxi Medallion Impact	(2,078)	(8,156)	(21,714)	(8,637)	(1,015)
Core Net Income to Medallion Financial (Ex. Taxi Medallion)	52,030	35,684	33,365	5,681	9,009
Provisions (Ex. Taxi Medallion)	11,559	36,361	77,838	22,883	18,146

Compensation Data

MEDALLION FINANCIAL CORP

Company	Ticker	Executive	Reported Annual Pay					Cumulative 5-Year Pay
			2019	2020	2021	2022	2023	
Medallion Financial Group	MFIN	Alvin Murstein (CEO)	1,513,301	1,470,845	1,831,597	2,525,860	3,038,040	10,379,643
	MFIN	Andrew M. Murstein (COO)	3,128,299	3,137,119	4,735,605	4,770,396	6,488,938	22,260,357
FDIC-Insured Proxy Peers								
Metropolitan Bank Holding Corp.	MCB	Mark R. DeFazio	1,695,331	2,034,435	4,377,178	4,612,094	3,006,460	15,725,498
Finwise Bancorp	FINW	Kent Landvatter	3,520,046	595,366	1,209,708	1,650,683	1,445,635	8,421,438
Bancorp, Inc.	TBBK	Damian M. Kozlowski	2,365,476	4,665,714	4,610,714	5,163,721	5,776,593	22,582,218
Arrow Financial Corp.	AROW	David S. DeMarco	1,428,711	1,692,259	2,146,089	1,742,204	943,532	7,952,795
		Peer Median	**2,030,404**	**1,863,347**	**3,261,634**	**3,177,149**	**2,226,048**	**12,073,468**

Compensation Data

MEDALLION FINANCIAL CORP

Company	Ticker	Executive	Reported Total Cash Compensation										Cumulative 5-Year Cash/Equity %	
			2019		2020		2021		2022		2023			
			Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity	Cash	Equity
Medallion Financial Group	MFIN	Alvin Murstein (CEO)	1,303,301	210,000	1,225,867	244,978	1,611,125	220,472	2,195,021	330,839	2,639,721	398,319	86.5%	13.5%
	MFIN	Andrew M. Murstein (COO)	2,534,299	594,000	2,245,078	892,041	3,932,802	802,803	3,565,696	1,204,700	4,700,063	1,788,875	76.3%	23.7%

FDIC-Insured Proxy Peers

Company	Ticker	Executive	2019 Cash	2019 Equity	2020 Cash	2020 Equity	2021 Cash	2021 Equity	2022 Cash	2022 Equity	2023 Cash	2023 Equity	Cumulative Cash	Cumulative Equity
Metropolitan Bank Holding Corp.	MCB	Mark R. DeFazio	1,264,960	430,371	1,534,455	499,980	1,385,260	2,991,918	1,505,710	3,106,384	1,506,460	1,500,000	45.8%	54.2%
Finwise Bancorp	FINW	Kent Landvatter	439,361	3,080,685	595,366	0	1,209,708	0	950,682	700,001	843,620	602,015	48.0%	52.0%
Bancorp, Inc.	TBBK	Damian M. Kozlowski	1,440,476	925,000	2,409,714	2,256,000	3,009,714	1,601,000	3,012,721	2,151,000	3,776,593	2,000,000	60.4%	39.6%
Arrow Financial Corp.	AROW	David S. DeMarco	779,040	181,201	892,657	184,917	1,049,350	187,797	1,045,483	226,484	752,237	40,100	84.6%	15.4%
		Peer Median											**54.2%**	**45.8%**

Our Nominees Can Deliver Change

MEDALLION FINANCIAL CORP

MEDALLION FINANCIAL CORP.

Please check this box if you plan to attend the Meeting and vote these shares in person. ☐

ZimCal Asset Management, LLC and its affiliates, Stephen Hodges, Warnke Investments LLC and BIMIZCI Fund, LLC, recommend that you vote "FOR" the election of Stephen Hodges and Judd Deppisch as Director; "WITHHOLD" on the Company's nominees; "AGAINST" the approval on an advisory basis of the Company's executive compensation; and "1 YEAR" for conducting future advisory votes to approve named executive officer compensation.

While you may mark instructions to any or all of the nominees, you may mark a vote "FOR" only two nominees in total.

1. ELECTION OF DIRECTORS – TO ELECT TWO (2) CLASS I DIRECTORS, EACH FOR A TERM EXPIRING AT THE 2027 ANNUAL MEETING OF STOCKHOLDERS.

ZimCal Asset Management, LLC Nominees:	For	Withhold
1a. Judd Deppisch	☒	☐
1b. Stephen Hodges	☒	☐
Company Nominees:	**For**	**Withhold**
1c. Robert M. Meyer	☐	☒
1d. David L. Rudnick	☐	☒

	For	Against	Abstain
2. PROPOSAL TO APPROVE A NON-BINDING ADVISORY RESOLUTION TO APPROVE THE 2023 COMPENSATION OF MEDALLION'S NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE PROXY STATEMENT.	☐	☒	☐

	1 Year	2 Years	3 Years	Abstain
3. PROPOSAL TO VOTE ON THE FREQUENCY OF ADVISORY VOTES TO APPROVE EXECUTIVE COMPENSATION.	☒	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature	*Date*
Signature [PLEASE SIGN WITHIN BOX]	Date

CONTINUED ON THE REVERSE SIDE

7086 5522 4115 4280   7/24/22   15,650.00000

123456A99   1234567890123456789   512345-123 221

ZimCal Asset Management LLC
BIMIZCI Fund LLC & Warnke Investments LLC
4737 County Road 101, #264
Minnetonka MN 55345
www.restoretheshine.com

April 26, 2024

Dear Fellow Stockholders of Medallion Financial Corporation,

This year you have the power to effect change at Medallion Financial Corp. (also the "Company" or "MFIN"). We are asking you to vote **for** two new Directors of the Company nominated by Stephen Hodges, ZimCal Asset Management and its affiliates (together "ZimCal") to the Board of Directors of the Company (the "Board") using the enclosed WHITE proxy card or WHITE voting instruction form. ZimCal has been an investor in the Company for **over 3 years.** We currently own 70,010 shares of common stock and $15 million in debt, making us one of the single largest investors in the Company. Excluding Medallion Financial Corp. insiders, our stock ownership makes us a top 20 voting stockholder according to the latest 13F filings by institutional stockholders. **Our interests are squarely aligned with ALL MFIN's stockholders –** simply put, **we want Medallion Financial Corp. to thrive in the long term**. We have nominated two highly qualified individuals, Stephen Hodges and Judd Deppisch, who have been leaders in their respective organizations in current and prior roles. They have the skills and commitment to create long term value for stockholders and employees. They will hold management accountable and put stockholders first. Our nominees have a combined 40 years of financial experience in areas that directly overlap with the Company's core business, including consumer lending, risk management, banking and credit analysis. They are approximately 30 years younger than the average age of the current Board (75 years) and 35 years younger than the average age of the Directors they are running against (80 years). We do not believe that being "younger" or "older" means Directors are effective or not, but we do believe that every Board needs fresh perspectives and independent thinkers, and we are looking to replace two individuals with long ties to MFIN, including the father-in-law of Andrew Murstein (the COO and President of MFIN) who has been on the Board for 28 years. Please visit and sign-up at www.restoretheshine.com for updates and more details.

1. Why are we looking to change the Board and asking for your support?

We are concerned about the future of Medallion Financial Corp. for 4 main reasons:

> **1**. We are concerned about the downward stock price over time, particularly the 40% decline over the last 10 years and the year-to-date decline of 20% through 03/28/24 (see Figure 1A and 1B below) which seems to reflect a lack of investor interest in and concerns about the Company;
>
> **2**. We believe that it is time for the Board to stop putting the interests of the Mursteins and senior management before those of stockholders. The entire Board, and the two directors we are looking to replace, should be held accountable for approving a management compensation plan that we believe is excessive, rewards short-term thinking and is tied to non-core, non-recurring performance. We also believe that the rank-and-file "lower-level"

employees who work hard every day to improve MFIN, deserve to be better compensated for their efforts. Andrew Murstein was paid $9.5 million combined in 2021 and 2022. A huge sum for most of us and the average MFIN employee. Mr. Murstein was paid more in cash pay than the CEOs/Presidents of top performing, highly capitalized FDIC-insured banks[i] more than 30x the size of the Company with several thousand employees. And these are banks that have consistently performed and generated **billions** in stockholder profits over the last 5 years[ii] compared to the **$21 million** Mr. Murstein has generated from 2018-2022 (see Figure 2 below);

3. We believe the Board needs to hold management accountable for the decline in MFIN's core business profitability and credit quality over the last 2 years, which has been disguised by non-core, non-recurring Taxi Medallion recoveries as explained below (See Figures 3 and 4 below). MFIN's **core** performance, which removes the impact from non-recurring earnings, has deteriorated and is trending down as we enter what we expect to be a more difficult economic and lending environment. To add to that, at 4Q23 MFIN had $508 million in subprime Recreation loans (MFIN's largest loan category), and Recreation charge-offs hit 4.3% at 4Q23, exceeding their pre-pandemic high[iii].

4. We are concerned about the SEC lawsuit. We feel that the Board needs to deal with and resolve the SEC lawsuit quickly. The SEC lawsuit is a huge obstacle to investors trusting and believing in MFIN. Resolving it would give stockholders the ability to quantify the financial impact of the lawsuit on their investment and would take away a big distraction.

Enclosed are our proxy materials, including a **WHITE** proxy card or **WHITE** voting instruction form where you may vote **FOR** our two nominees to the Board. If your shares are held with a bank or broker, you may vote your shares over the Internet too. We want to earn the support of *all* investors, whether you have 10 shares or 500,000 shares, I promise that we will always work for you.

Concerned about the trends we were seeing after 2Q23, we submitted our 28-page analysis and concerns to the Board in October 2023 and received an invitation to talk. Through subsequent discussions with management, it became clear that they were often unprepared with responses to our analysis, despite being provided with questions ahead of our meetings. This suggested to us that they did not share the same level of concerns we did about the business, or worse, did not see the potential risks we saw. Risks that would impact all stockholders and creditors alike. As we told the Company in December 2023, since we failed to persuade the Board or management to change in response to the risks we identified, the only way forward was to buy common stock and seek the support of other stockholders, large and small, to vote for new Directors. We repeatedly asked management if we could work collaboratively and privately to find a solution[iv] but were rejected. Eventually, **6 months after** first approaching the Company, we went public with our campaign for change on April 12, 2024. That is why we have nominated two individuals to the Board at this year's upcoming Annual Meeting: so we can make sure the Company thrives in the long run. Please visit www.restoretheshine.com to understand why we think changes need to be made now.

2. We are not worried about the next quarter. We are worried about the next 4 quarters and the next 4 years.

We believe that MFIN cannot thrive in the long-term without making a radical change to its Board, its management team, and its business focus in a rapidly changing world. We believe we are now at a critical point where there is a high chance of near-term and long-term pain for the Company and its stockholders. A confluence of economic events, including higher for longer interest rates pressuring borrowers, rapidly worsening consumer delinquencies/charge-offs[v] (higher than the pre-pandemic highs), cyclicality in Recreation and Home Improvement demand (MFIN's 2 main lines of business), and more expensive funding are just a few of the near-term material risks that could result in lowered profits or losses for MFIN. On top of this, MFIN also had 20% of its assets in subprime Recreation loans at 4Q23. To address those serious risks, we **believe that MFIN must change now and prepare now**, and that begins with voting in our two new Directors. We do not want a repeat of what happened during the Taxi Medallion implosion years ago when the Company ignored its critics, and did not proactively deal with the risks in the Taxi Medallion portfolio[vi] and as a result, the Company lost almost 85% of its market value from the beginning of 2014 to the low in 2017. It was not short sellers that caused the **$270 million in Taxi Medallion loan write-offs** (through 4Q23),[vii] it was caused by bad loans to distressed borrowers and the Company not proactively managing its risk.

We believe, and we hope you do too, that the status quo is unacceptable. Excuses and scapegoating are not going to help generate stockholder value. The Company's recent preliminary proxy filing contained untruths that were aimed at Mr. Hodges personally, seemingly in an attempt to undermine ZimCal's message, expertise and intentions, which we believe insults the intelligence of our fellow stockholders. For example, they suggest that ZimCal's interests conflict with those of other stockholders, which is not true. Like all stockholders, we desire a well run, more valuable Company that will thrive in the long-term. ZimCal has been an investor for 3 years, is one of the Company's largest investors, and for 6 months ZimCal sought a private collaborative approach with the Company to help improve the way the Company was run. Only after these efforts were rejected did we go public with a proxy contest and seek to change the Board. We saw this reaction (the personal attacks and untruths) when the Company was criticized 7 to 10 years ago, and the outcome then was disastrous. **We would prefer the Company focus on the data-supported issues and risks we identified to them 6 months ago, rather than conduct a mud-slinging campaign which we believe is inappropriate and unproductive.**

3. Even though the stock price is down, we believe in the tremendous potential of the Company's core business

MFIN stock price versus the KRE Regional Bank Index and Russell 2000 (10 years 03/28/14 – 03/28/24)


5 Year
3 Year
225
200
175
150
125
100
75
50
25
0
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Mar-17
Sep-17
Mar-18
Sep-18
Mar-19
Sep-19
Mar-20
Sep-20
Mar-21
Sep-21
Mar-22
Sep-22
Mar-23
Sep-23
Mar-24
MFIN
KRE
^RUT
Russell 2000 was up 84%
Regional Bank Index was up 24%
MFIN stock was down 40%

	YTD	2 YR	3 YR	5 YR	10 YR
MFIN	-20%	-15%	12%	15%	-40%
KRE Regional Bank Index	-6%	-29%	-26%	-2%	24%
Russell 2000	3%	2%	-2%	38%	84%
$1BN-$5BN Commercial Banks	-7%	-16%	-5%	2%	61%

Source: S&P Capital IQ. Returns through 03/28/24 (end of 1Q24).
FIGURES 1B AND 1B: MFIN's stock price is down 40% over the last 10 years. MFIN was well below its comparisons. MFIN's 12% and 15% return for the 3 and 5 year periods was fortunate timing (see below). This also reflects the price change only, and does not account for dividends (which regional banks paid every single quarter). The KRE index is still up 24% over 10 years. MFIN's peer commercial banks were up 61% over 10 years. "$1BN to $5BN Commercial Banks" is made up of 198 publicly-traded banks.

The Company's stock price was down 40% over the last 10 years (03/28/14-03/28/24), was down 20% year-to-date (through 03/28/24), and we believe it could fall much further absent a radical course correction. Since the Company's main and only profitable subsidiary (94% of revenues at FYE23) is a regulated, FDIC-insured bank with regulators setting strict rules on capital requirements and who can approve/disapprove of new business lines, we feel that MFIN stock should be judged and compared to other FDIC-regulated lenders. MFIN's peer banks[viii], those with assets between **$1BN to $5BN were up 61%** over the last 10 years. MFIN likes to use 3-year and 5-year returns to show gains in its stock price. We believe that MFIN has cherry picked return periods without providing valuable context. The 5-year price change is shortly after MFIN had its largest loss in 2018 and off a 10 year low in 2017 (excluding the COVID 2020 plunge) (see Figures 1A and 1B). The 3-year return began 4 months after the price plunge from when the SEC investigation was announced in December 2021. Regardless, the 48% plunge in MFIN's stock price in the first 5 years (03/28/14 – 03/28/19), means that the **stock still has not made it to break-even after 10 years**. However, we believe that the Company could have a bright future with the right governance, leadership and strategic plan. Our 5 Step plan outlined below, and in much more detail on our website, provides a clear and simple path forward.
www.restoretheshine.com/5-steps

4. **We believe that the Board is more interested in making the management team richer rather than looking out for stockholders.**

We believe that it is time for the Board to stop putting the interests of the Mursteins and senior management before those of stockholders. The entire Board, and the two directors we are looking to replace, should be held accountable for approving a management compensation plan that we believe is excessive, rewards short-term thinking and is tied to non-core, non-recurring performance[ix]. It appears that the Company is being run like a family business with 3 current Board members in the Murstein family, and there has been no accountability for Andrew Murstein. This is not just obvious to us, it is also obvious to institutional investors who typically prefer strong, independent governance in companies they invest in. Ironically, both Andrew Murstein and his father Alvin Murstein currently own 10% and 7.8% of outstanding shares, which would suggest aligned interests with the broader stockholder group but we believe that their substantial cumulative CASH compensation ($24.9 million and $13 million from 2014-2022) and high cash/non-cash compensation ratio (average 85% cash/non-cash)[x] combined with weak MFIN stock performance (Andrew Murstein's ownership stake in

MFIN at 04/24/23 **was worth $5.9 million less** than it was at 04/17/14)[xi] means they have been able to comfortably rely on salaries and bonuses, and have been less focused on creating long-term stockholder value. Since the Company's main and only profitable subsidiary (94% of revenues at FYE23) is a Utah DFI/FDIC-insured bank (as mentioned above), we feel that MFIN should be judged and compared to other FDIC-regulated lenders rather than the mostly specialty finance companies it is compared to currently by the Board[xii]. We have compared MFIN to both and in all cases, executive compensation is massively excessive[xiii]. Mr. Mursein was paid more in cash pay than top performing, highly capitalized FDIC-insured banks more than 30x the size of the Company with several thousand employees and hundreds of branches (see Figure 2 below). And these are banks with large and consistent [xiv] profits that have generated billions in stockholder profits over the last 5 years compared to the $21 million at MFIN.[xv] Synchrony Financial is a large, $105 billion asset consumer-focused lender and was included for comparison purposes because it is FDIC-insured, an industrial bank *and* consumer-focused. Mr. Murstein was paid more in cash compensation than every comparison bank except Synchrony Financial's CEO, who was paid $5.5 million in cash comp in 2022 and **$36 million in cumulative total compensation** (cash and stock) from 2018-2022 after **generating $15 billion in cumulative profits** from 2018-2022. **Mr. Murstein was paid** $3.6 million in cash comp in 2022 and **$18.3 million in cumulative total compensation** from 2018-2022 after **generating only $21 million in cumulative profits** from 2018-2022 (see Figure 2 below).[xvi] Mr. Murstein received half Synchrony's President's total compensation over the 5 year period but generated only **0.14%** of the cumulative profits for stockholders. Please note that all data is through FYE22 because that is the most recent compensation data that has been provided by **ALL** comparison companies. Once all companies have disclosed their compensation data for FYE23, we will update our numbers. We do know that Mr. Murstein's total compensation was **$6.5 MILLION** in FYE23. A **36% increase** over FYE22. Please visit and sign-up at www.restoretheshine.com for updates and more details.

Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks

	Company	Cash Salary FYE22	2018-2022 Cum. Comp.	Cash Salary Rank FYE22	Assets	Employees	2018-2022 Net Income
Andrew Murstein, President & COO MFIN	Medallion Financial	$3.6 million	$18.3 million	2	$2.3 BN	158	$21 million
John R. Ciulla - Chairman and CEO	Webster Financial	$3.3 million	$23.1 million	3	$71.3 BN	>4000	$2,017 million
Brian D. Doubles - President and CEO	Synchrony Financial	$5.5 million	$36.2 million	1	$104.6 BN	>20000	$15,159 million
D. Bryan Jordan - Chairman, President & CEO	First Horizon	$3.0 million	$31.1 million	4	$79.0 BN	>7000	$3,730 million
David Richard Morris - President, CEO & CFO	RBB Bancorp	$1.1 million	$3.3 million	7	$3.9 BN	>350	$229 million
Vito S. Pantilione - President & CEO	Parke Bancorp	$1.9 million	$7.8 million	5	$2.0 BN	>100	$166 million
George J. Guarini - President, CEO & Director	Baycom Corp.	$1.3 million	$8.9 million	6	$2.5 BN	>350	$90 million

Source: S&P Capital IQ, DEF 14A, Company 10K/Qs

FIGURE 2:. This shows that compared to banks that are significantly larger and more complex, and banks that are similar in size but more consistently profitable, Mr. Murstein was paid substantially more in cash compensation, total compensation and cumulative 5 year compensation (relative to profits and returns) than all of them. The same was true versus the compensation peer group where Mr. Murstein was the 2nd highest paid in cash compensation in 2022 and the highest paid relative to the previous 5 year profits. He received 69c of cumulative cash compensation for every $1 earned for stockholders over 5 years.

5. We believe that recent profits do not reflect the Company's underlying core business health

Despite what appear to be "record" profits in the last 3 years, we believe that profits were artificially boosted by a combination of anomalous, ultra-low consumer loan charge-offs and non-recurring net recoveries related to the Company's non-core Taxi Medallion assets. Charge-offs (net) (excluding the Taxi Medallion impact) were only $3.1 million in 2021 but increased to $49.5 million in 2023. The impact of the Taxi Medallion recoveries **boosted net income $30 million or 43%** in 2022-2023.[xvii] We expect earnings to fall dramatically in 2024 with higher consumer loan charge-offs and lower Taxi Medallion recoveries, since Taxi Medallions were only 0.5% of gross assets at FYE23. While these Taxi Medallion recoveries are commendable, we note that cumulative Taxi Medallion charge-offs totaled **$270 MILLION** from 2015 through 2023 which was almost catastrophic and could have been avoided or reduced if management had listened to their critics (despite their critics' obnoxious tactics) instead of simply attacking and dismissing them.[xviii] The fact that the Company's stock price has declined year-to-date and the Company was valued at just over 1.0x tangible book at 1Q24, shows that the market appears to be discounting the recent "record" profits and may not see them as sustainable, much like we do. To make matters worse, executive bonuses were **materially** increased[xix] by the Taxi Medallion non-core recoveries rather than **decreased** due to the declining Company's core business performance.[xx] At 4Q23, the Company's core business (excluding Taxi Medallions) had deteriorating ROA and ROE (0.9% and 6.8% respectively see Figure 3), sub-prime loans were 20% of total assets, quarterly consumer charge-offs worsened to 3.2% (worse than the previous cyclical high at 4Q19 see Figure 4), and funding costs were up 200% in 2 years.[xxi]

Core ROA has deteriorated (Excluding Taxi Medallions)


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.6%
2.7%
2.3%
2.3%
2.2%
2.1%
1.8%
1.9%
1.4%
2.0%
1.7%
1.6%
1.5%
1.4%
1.2%
0.9%
2.4%
1.9%
1.7%
1.5%
1.0%
0.8%
0.7%
0.5%
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Taxi Medallion Assets (gross)/Total Assets
ROAA (AT)
ROAA (AT) (Ex. Taxi Medallion)

Source: S&P Capital IQ, Company 10K/Qs
FIGURE 3: This shows the impact of Taxi Medallion loan recoveries on ROAA, arguably the most important metric. We see that CORE quarterly ROAA has been declining materially over the last 4 quarters to below 1% at 4Q23.

Core Charge-offs are getting worse (Ex. Taxi Medallions)


4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Cyclical PEAK CORE C/O (net) 2.8% (4Q19)
2.8%
3.2%
2.3%
2.2%
2.0%
1.8%
1.7%
1.0%
.5%
Dec-19
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
30-59 Day Past Due (Ex. Taxi Medallion)
60-89 Days Past Due (Ex. Taxi Medallion)
Non-Performing Loans (Gross) (Ex. Medallion)
Charge-offs (net Ex. Taxi Medallion)

Source: S&P Capital IQ, Company 10K/Qs
FIGURE 4: Core charge-offs hit 3.2% in 4Q23, mostly driven by consumer loans, exceeding the pre-pandemic peak of 2.8% at 4Q19. Loans 30-89 days past due also increased at year end.

6. <u>We remain concerned about the SEC complaint</u>

Mr. Murstein, along with MFIN was originally charged by the SEC with:

> "violating the antifraud, books and records, internal controls, and anti-touting provisions of the federal securities laws. Murstein is also charged with making false statements to Medallion [Financial Corp.]'s auditor… The SEC seeks permanent injunctions, disgorgement plus prejudgment interest, and civil penalties. In addition, the SEC seeks an officer-and-director bar against Murstein."

These charges, despite implications in the Company's disclosures,[xxii] are current and serious for both Mr. Murstein and the MFIN, and the actions taken still materially impact MFIN's financial statements today[xxiii] primarily through $171 million in Goodwill and Intangibles at 4Q23. Even though Goodwill and Intangibles are by definition not *directly* tied to a physical asset value, they still meaningfully impacted MFIN's equity ratios and represent 50% of stockholders' equity. A Goodwill impairment would have real consequences on the income statement and balance sheet. We believe that the SEC lawsuit overhang will make most institutional and retail investors reluctant to invest in MFIN stock or debt, and if MFIN is forced to raise equity or debt in the future, it could be very costly. Please visit and sign-up at www.restoretheshine.com for updates and more details on the SEC case and why we believe it is a big concern.

The Five Steps to maximizing value.

We know how to execute, how to "block and tackle" and how to hold management accountable. There is the danger of trying to fix everything, so we have focused on the most impactful and easily fixable issues facing the Company, outlined through 5 basic steps. These **5 Steps are outlined in detail** at www.restoretheshine.com/5-steps.

<u>Step 1 – Enhance the Board.</u>

Add Directors with relevant banking, consumer lending and capital markets experience that will answer to stockholders and hold management accountable.

<u>Step 2 – Resolve the SEC Complaint</u>.

Remove the biggest obstacle to regaining credibility with investors and give stockholders the ability to quantify the financial impact of the lawsuit on their investment.

<u>Step 3 – Improve the Management Team.</u>

Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.

<u>Step 4 – Cut Expenses.</u>

Reduce unnecessary expenses to increase profits to stockholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.

<u>Step 5 – Go on Offense.</u>

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.

We believe that MFIN has tremendous potential, and even though the next 9-15 months may be difficult, with the right team in place MFIN could handsomely reward its stockholders and all stakeholders in the long run. MFIN must be proactive in reducing risk and cannot afford to be reactive like it was 6 -10 years ago. But we believe this can only happen if you support our Board nominees and demand a change. Strong leadership starts with the Board, who should be looking out for all stockholders and by extension *all* stakeholders. They should not be looking out for themselves or management and should reward TRUE performance that leads to long-term value creation.

Please go to our website www.restoretheshine.com for more information on our candidates and our strategy. We will also publish a helpful video on filling in your proxy card under "How to Vote" on our website. We have a comprehensive FAQ section and biography information on our two excellent Board candidates. Our website will provide details on our campaign, updates and sign-up information for stockholders and interested parties. Please reach out to me directly if you have any questions on the data I have presented at info@restoretheshine.com. Thank you for your time and we appreciate your support.

Sincerely,

/s/ Stephen Hodges

Stephen Hodges

President, ZimCal Asset Management

Manager, BIMIZCI Fund LLC

BIMIZCI as Manager, Warnke Investments, LLC

If you have any questions or need assistance in voting, please call:

saratoga

520 8th Avenue, 14th Floor
New York, NY 10018

Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

[i] **Source: S&P Capital IQ.** Compensation comparisons were made against MFIN's provided Compensation peer groups from 2022 and 2023 DEF14A which included 21 other companies in a variety of industries most not comparable to MFIN's consumer lending focus or subject to FDIC regulation. Companies that were no longer publicly traded were excluded (ELVT). MFIN was also compared to highest leverage ratio, high ROE commercial banks (leverage ratio>9.50%,ROA>0.75%, Charge-offs (net) <0.50%) in the $50BN - $100BN asset range - Webster Financial, First Horizon and Synchrony Financial was included because of its consumer focus. MFIN was also compared to 3 of the top 10 performing $2BN - $5BN asset FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) as of the analysis date - RBB Bancorp, Parke Bancorp and Baycom Bancorp. MFIN's top executive compensation was compared to the equivalent at each comp. More is detailed in to-be-published research analysis, but MFIN ranked poorly on several metrics when compared to the COMP peer group alone at FYE22 (which was when the latest compensation data was provided by MFIN) including Market Cap (MFIN was 5th smallest), Leverage Ratio (8th worst), Compensation/Total Operating Expenses (2nd highest paid), and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst). MFIN ranked even worse against top performing large banks ($50BN to $100BN in assets) and top performing small, $2BN-$5BN banks.Cash pay/non-cash pay ratio averaged 75% and 87% for the 2 highest paid executives at MFIN. This has averaged 86% going back to 2015. A higher proportion of stock-based or contingent compensation is typically associated with a better alignment with long-term stockholder interests.Companies in the compensation peer group were in industries including: B2B equipment rentals; securitization; marketplace lending; unsecured revolving credit card lending; charge-off collections; or sub-prime focused only. We believe other FDIC-regulated banks that keep their loans on balance sheet are more comparable to MFIN that those entities.

[ii] **Source: S&P Capital IQ Insider Activity, DEF 14A.** Every single bank used as a comparison had positive net income for the 5 year period period through FYE22. Medallion Financial Corp. only made a profit 2 out of the last 5 years through FYE22.

[iii] **Source: S&P Capital IQ.** Recreation Charge-offs (net) recent cyclical peak was 3.8% at 4Q19.

[iv] This was communicated to the Company multiple times via calls and emails both before and after our intention to nominate alternative Directors filing by the deadline on January 2, 2024.

[v] **Source: FDIC Quarterly Banking Report 4Q23.** Trends were tracked in consumer individual loans, consumer credit cards and consumer auto loans. Consumer charge-offs (net) exceeded the pre-pandemic high at 4Q19 for the first time for credit cards (4.15% at 4Q23 vs. 3.75% at 4Q19), loans to individuals (1.31% vs. 1.01%) while auto was exceeded in 3Q23 (0.98% vs 0.94%). These trends track $2.13 trillion in loans outstanding so the data is representative.

[vi] **Source: New York City Taxi and Limousine Commission, SEC complaint, MFIN 10K/Qs, HVM Capital.** The decline in MFIN's value was because it had terrible assets on its balance sheet. Short sellers might have thrown gas on the fire, but the fire was already burning. Uber came on the scene in 2011 and by 2014/5 was already a formidable rival to taxi cabs. Taxi medallion prices in NYC almost doubled from 2008 to 2014, then plummeted from their peak of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16. Already stretched taxi medallion owners defaulted and since MFIN had substantial exposure to Taxi Medallion assets, it almost failed as evidenced by the decline in its stock price. In December 2014, 2 years before MFIN started writing down its Taxi Medallion loans, one short seller almost perfectly predicted the issues MFIN would face but rather than acknowledge the obvious, Andrew Murstein attacked and blamed the short sellers. He could have disagreed with their tactics, but he should not have disagreed with the risks they exposed. Despite the warnings of a bubble and a potential losses in Taxi Medallion values, MFIN's gross Taxi Medallion loans only declined 13% from the peak in FYE14 to FYE16 (which included $30.6 million in charge-offs) when Taxi Medallion NPLs hit 21%. At FYE15, MFIN still seemed oblivious to the decimation and stated "Although some [taxi] medallion loans have from time to time been in arrears or in default, our loss experience on [taxi] medallion loans has been negligible to date. We believe that our [taxi] medallion loan portfolio is of good credit quality as all our [taxi] medallion loans are secured by the [taxi] medallion and enhanced with personal guarantees of the stockholders or owners. When a borrower defaults on a loan, we can repossess the [taxi] medallion collateralizing the loan. If the loan is not brought current, the [taxi] medallion is sold in the traditionally active market and personal guarantees are pursued."

[vii] Taxi Medallion charge-offs (net) were calculated by adding all Taxi Medallion loan "Net realized losses" (in BDC accounting terms) held at the Holding Company with all Taxi Medallion loan charge-offs (net) at the Medallion Bank subsidiary. After 1Q18, all losses in the Taxi Medallion portfolio were recorded as charge-offs (net) for the entire organization. Taxi Medallion net realized losses totaled $146.9 million through 1Q18 and $125 million from 2Q18 through 4Q23. At BDC to Holding Company conversion at 1Q18, unrealized losses in the entire loan book were converted to realized losses as the NET loan balance was reflected in the 2Q18 financial statements.

[viii] As stated above, we believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business, its capital levels and dividend choices.There were 198 publicly-traded peer FDIC-insured bank ($1BN to $5BN asset size) as of 03/28/24.

[ix] **S&P Capital IQ, DEF 14A.** For example, at FYE22, reported Company net income was $43.8 million. Removing the impact of Taxi Medallion provisions, gains on Taxi Medallion sales, Taxi Medallion write-downs and adding back associated taxes, adjusted core net income would have been $35.7MM; an 18.5% reduction in net profit or ~34c reduction in EPS. Tracking core net profit rather than the non-recurring "noise" of a Taxi Medallion (gross) segment representing <1.5% of total assets at FYE22, would have resulted in all named executive officers ("NEOs") only being just above their $33.48 million net income goal at the 50% level (the Company earned $35.7 million ex. Taxi Medallion) rather than being at 129.5% of their goal when the non-core Taxi Medallion impact is included. This also would have resulted in the Company's CEO, President and CFO being below their 12.29% ROAE goal at the 50% level (the Company earned 12.1% ex. Taxi Medallion) rather than being at 193.4%; and the same group would have been just below their $1.56 EPS goal at the 100% level (the Company earned $1.49 ex. Taxi Medallion) rather than being at 187.1%.

[x]**Source: S&P Capital IQ Insider Activity, DEF 14A.**

[xi] **Source: S&P Capital IQ Insider Activity, DEF 14A.** Since 04/01/14, Andrew Murstein has received and owns 730,862 shares of MFIN as part of his stock-based pay. Mostly due to this, his share ownership has increased by 764,838 shares from 04/17/14 to 04/24/23 (the dates MFIN disclosed stock ownership). Due to the decline in MFIN's stock price, his ownership of MFIN was worth $5.9 million less at 04/12/23 (2.46 million shares at $6.52 or $16.1 million) than it was 9 years before at 04/17/14 (1.70 million shares at $12.92 or $21.96 million). Mr. Murstein's cash compensation of $24.9 million over the last 9 years (2014 to 2022) was much, much more than both his stock-based compensation and the losses in his MFIN stock holdings which is why we are concerned that his excessive, mostly cash-based compensation is not aligned with creating long-term stockholder value.

[xii] See Endnote i. above

[xiii] See Endnote ii. Above.

[xiv] **Source: S&P Capital IQ Insider Activity, DEF 14A.**Every single bank used as a comparison had positive net income for the 5 year period period through FYE22. Medallion Financial Corp. only made a profit 2 out of the last 5 years through FYE22 for a cumulative $21 million..
[xv] See Endnote xiv. above.
[xvi] **S&P Capital IQ, DEF 14A.**
[xvii] **Source: S&P Capital IQ, MFIN 10K/Qs.**
[xviii] See endnote vi. above
[xix] See endnote i. above.
[xx] **Core performance** is the most critical metric to track for any company. Core performance refers to MFIN's primary revenue generating and ongoing core businesses which does NOT include Taxi Medallion assets. Core business lines are business lines and associated services which represent material and recurring sources of revenue, profit or franchise value for an institution or for a group of which an institution forms part. These future cash flows are what will determine the value placed on the enterprise by investors. ZimCal elected to remove Taxi Medallion assets from core performance when they dropped to less than 5% (net) of total assets, which occurred at FYE20.
Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments. At the pre-tax operating income level, the impact of taxes is not relevant. MFIN includes $7.3 million in expenses in its Medallion Segment results ostensibly for managing the remaining $13.7 million in gross Taxi Medallion assets. We believe that expense is ludicrous and inaccurate, especially given that total servicing costs for the $2.1 billion consumer portfolio were $9.5 million (FYE23). Therefore, we do not add those Taxi Medallion expenses back when computing income excluding the Taxi Medallion impact.
[xxi] **Source: S&P Capital IQ, MFIN 10K/Qs.**
[xxii] **Source original SEC filing, MFIN 10K, MFIN response to SEC filing.**
MFIN's public statement in response to the SEC filing included, "The actions in question occurred five or more years ago at a time when short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." This seems to be us to be an attempt to put in a vacuum the stock decline and short seller connection (since Mr. Murstein certainly would not have been as moved to engage if the stock price had gone up) and omits the obvious which is that the short sellers were mostly right about the risks in the Taxi Medallion, regardless of their methods, or communication tactics. If the Taxi Medallion loans had been well underwritten loans to good borrowers with strong collateral, the short sellers' antics would have backfired and not impacted MFIN at all in the long-run. In the response referenced above and MFIN's 10K/Qs, there is an emphasis placed on the time elapsed (five or more years ago), that the activity under investigation was when MFIN was a BDC, and that the third parties have been gone since 2016. All these statements are true, but we feel are somewhat irrelevant as to the ethical nature of Andrew Murstein's actions. Mr. Murstein made a judgment call that undermined his credibility and fiduciary duties and those doubts persist today. Whether MFIN was a BDC is also completely irrelevant except that subsidiary re-valuations were significantly easier under investment company accounting than under Bank Holding Company accounting.
[xxiii] Andrew Murstein and MFIN are being accused by the SEC of inflating the Medallion Bank subsidiaries' value, and that inflated value above book value is still a huge part of MFIN's balance sheet: recorded as Goodwill and Intangibles. This totals $171 million and is 50% of stockholders' equity. Which means that 50% of MFIN's equity is essentially "discounted" since it is not related to a tangible asset. However, a Goodwill impairment would have material consequences on the income statement and balance sheet of the company. Ignoring the substantial cost to MFIN of defending the SEC lawsuit, this is a clear example of how Andrew Murstein's actions in 2015 to 2018 are still impacting the company in 2023.

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, Stephen Hodges and Judd Deppisch, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). ZimCal is sending a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

Press Release [FOR IMMEDIATE RELEASE]:

ZimCal Asset Management, LLC comments on Medallion Financial Corp.'s first quarter results

Minneapolis – May 2nd, 2024

ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") is one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN"), has over $15.55 million in debt and equity investment exposure and has been invested in MFIN for over 3 years. ZimCal is currently in a proxy contest to replace two Directors on MFIN's Board of Directors (the "Board") with two more highly qualified individuals. ZimCal is urgently trying to strengthen the Company by adding current consumer lending and risk management experience to its Board, precisely two areas where we believe the current Board is lacking. ZimCal's Board nominees will hold management accountable and work tirelessly to improve the Company so that it can reach its tremendous potential, thrive in the long-term and reward shareholders.

MFIN's earnings this morning show that the need for change is critical. MFIN characterized 1Q24 as a "strong start", ZimCal strongly disagrees. The quarter was not terrible, but the earnings release made it clear that MFIN is managing to the quarter and to expectations, rather than proactively managing for the long-term. Earnings were boosted $0.14 or 48% by taxi medallion recoveries and "gains on equity investments". Earnings were also boosted by core credit loss provisions (ex. Taxi Medallion) that were significantly below 1Q23 and 4Q23 provisions despite a weaker asset quality profile. **On almost all the critical metrics, performance declined.** See Figures 1, 2 and 3 below. However, our view on the next 1, 2 or 5 years is overwhelmingly positive if MFIN can get the right governance and leadership team in place to position the Company for long-term success.

Despite the years that have passed since the taxi medallion implosion destroyed 85% of MFIN's market capitalization in less than 3 years, MFIN's President is still in place and we are concerned that things have not changed much. The *tone* of the statements the Company made about 1Q24 are eerily similar to the statements made about 1Q16, the year the Company charged off $30.6 million in taxi medallion loans and non-performing taxi medallion loans reached $122 million or 21% of the portfolio. Statements after 1Q16 earnings included:

> "We are extremely pleased with the 2016 first quarter. While taxi medallion lending continues to have virtually zero losses…"
>
> "All the important indicators of our business continue to demonstrate the quality of Medallion's operations… very solid credit performance by the portfolios…"

This is what keeps ZimCal awake at night. We obsess over the downside risk of a ~25% subprime consumer loan portfolio heading into economic and rate uncertainty, a concern that we repeatedly shared with MFIN before launching our proxy contest. A NIM of 8% or 9% is meaningless if charge-offs on a $2 billion+ portfolio reach and remain at 5% – 6% over a sustained period. Quarter to quarter fluctuations driven by irregular equity gains or non-recurring taxi medallion recoveries will not mask the pain caused by mass consumer delinquencies. While we hope that consumers do not default to this extent and we certainly do NOT expect a repeat of the taxi medallion implosion, we urge MFIN to demonstrate that it has thought through this scenario and is tracking and disclosing key data. Tracking the data and demonstrating **concrete actions to mitigate risk** is what ZimCal has pushed for. We have privately given MFIN's Board and management suggested metrics to track including 1. stratification of loan performance by quarterly vintage, collateral type, prime/non-prime; 2. Disclosures of loan-to-value or loan-to-cost; 3. Loss-given-default trends; 4. Prepayment and WAL by prime/non-prime; and 5. Recreation vehicle wholesale and retail price trends. We have no confidence these metrics are being tracked by the Board or that MFIN has the technological capability to generate these reports accurately and frequently.

Glossing over critical downward trends in key metrics like ROA, Net Interest Margin, and charge-offs while waxing hopefully about the future is not a viable management strategy. Figures 1, 2 and 3 show clear and concerning trends. The status quo is unacceptable and change at MFIN is critical.

Charge-off trends


5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
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Cyclical PEAK CORE C/O (net) 2.8% (4Q19)
2.8%
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1.8%
2.3%
1.7%
2.2%
3.2%
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Dec-19
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Dec-22
Mar-23
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Mar-24
Charge-offs (net Ex. Taxi Medallion)
Recreation Charge-offs (net)
Home Improvement Charge-offs (net)

Figure 1: Recreation and Home Improvement charge-offs are at cyclical highs, have exceeded 4Q19 and are trending worse.

Trends in NIM and Net Interest Income


10%
9%
8%
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0
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Jun-22
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Jun-23
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Net Interest Income
NIM

Figure 2: NIM has continued to decline and net interest income is also below the last 2 quarters.

ROAA and Adjusted ROAA (Ex. Taxi Medallion)


3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.05%
2.61%
1.42%
2.34%
2.66%
2.33%
1.77%
2.23%
1.80%
1.74%
1.89%
1.20%
2.03%
1.58%
1.54%
1.45%
0.89%
1.39%
2.4%
1.9%
1.7%
1.5%
1.0%
0.8%
0.7%
0.5%
0.5%
Mar-22
Jun-22
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Taxi Medallion Assets (gross)/Total Assets
ROAA (AT)
ROAA (AT) (Ex. Taxi Medallion)

Figure 3: While ROAA (Ex. Medallion) increased from its 4Q23 low, the trend is still down, and core earnings trends do not look strong.

Visit www.restoretheshine.com to view our nominees and for important details and to sign up for updates.

Read our letter to MFIN shareholders under “Materials” at www.restoretheshine.com

ZimCal will issue ongoing press releases with updates and details on its plan to “Restore the Shine” to Medallion Financial Corp.

Media contact: nicole@nh-consult.com

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.

ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Solicitation Information

Stockholders are urged to read ZimCal's definitive proxy statement and WHITE proxy card because they contain important information about the ZimCal nominees and related matters. Shareholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal on the web site of the Securities and Exchange Commission (SEC) at www.sec.gov. Shareholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (shareholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise is contained in ZimCal's definitive proxy statement filed with the SEC on April 26, 2024.

Press Release [FOR IMMEDIATE RELEASE]:
"Is mediocrity good enough?" – ZimCal asks Medallion Financial stockholders

- 4Q24 Medallion Bank earnings continue disturbing downward trend
- Consolidated Medallion Financial Corp earnings have not yet been released
- Due to lower Bank earnings, Medallion Financial may struggle to pay dividends, operating expenses and a possible SEC penalty with existing cash
- Medallion Financial and Andrew Murstein face a looming SEC settlement
- Despite predictable down-trending results, executives were paid record compensation in 2023
- ZimCal believes that Medallion Financial Corp has huge upside with the right governance and leadership
- ZimCal previously provided MFIN with versions of its "5 Steps to Improvement" plan that anticipated current risks and negative trends and urges management to take decisive, proactive action

Minneapolis – February 19th, 2025

Medallion Bank (the "Bank") recently released its 4Q24 earnings. Medallion Financial Corp ("MFIN" or the "Company") will be releasing consolidated earnings shortly, along with important updates on a possible SEC settlement involving fraud and touting charges against Andrew Murstein, President and Board Member of MFIN, that has cost shareholders an estimated $8 million in legal fees to defend.

The Bank represents approximately 95%[i] of MFIN's consolidated revenues. On almost all metrics, financial performance is down. Frustratingly, MFIN has lagged in areas that ZimCal Asset Management LLC ("ZimCal, "We", "Our") predicted 16 months ago.

ZimCal remains one of MFIN's largest investors and has been invested for 4 years. Had MFIN and its board listened to us in 2023 and taken proactive steps to mitigate risk, enhance its operations, resolve the SEC complaint and numerous other detailed suggestions ZimCal offered to increase enterprise value, we believe MFIN would be trading at a substantial premium to its current value.

Against the backdrop of healthy consumer data, and booming stock and credit markets, we ask MFIN stockholders - are you happy with such glaring underperformance or do you think the Company can do better? Are you satisfied with MFIN's President being sued by the SEC for alleged fraud and yet earning tens of millions in compensation even as MFIN's stock is down, and its unadjusted and core returns are at their worst in over 4 years[ii]?

We will withhold our full analysis until MFIN's earnings are released, but we note a few key points about the Bank's earnings - divided into positives and negatives.

POSITIVES IN 4Q24 MEDALLION BANK EARNINGS

1. Asset growth is flat

If this is driven by a reluctance on the Bank's part to lower underwriting standards simply to increase growth this is positive. Chasing returns by recklessly opening the credit box would be a mistake. If this is driven by constraints on lending because the Bank's capital ratio of 15.6% is just above the 15% mandatory minimum, then this is problematic. For similar reasons, we support a robust loan origination and sale or securitization strategy to augment interest income, but we think the 1Q25 loan sales are problematic if they are driven by an effort to juice near-term earnings and avoid breaching the Bank's minimum leverage ratio.

2. Allowance for credit losses (ACL) has been increased to cover future losses, driven by Recreation ACL
ACL for Recreation loans specifically increased to 5.00% at 4Q24 from 4.31% at 4Q23. Since 2024, charge-offs have also increased, indicating an effort by the Bank to better recognize the threats of future charge-offs and provision accordingly. We felt that the Bank under-provisioned in the last crisis to artificially boost earnings; we are supportive of their decision to avoid doing so now.

NEGATIVES IN 4Q24 MEDALLION BANK EARNINGS

1. Consumer credit quality continues to decline, driven by Recreation
Recreation loans made up ~65% of total loans at 4Q24. Subprime Recreation was an estimated 35% of Recreation loans or ~$550 million at 4Q24. This borrower demographic will be more stressed by higher for longer rates, inflation and a potentially softening labor market. Despite the Bank's increased loss allowances, we remain concerned about quarterly consumer charge-offs, which are now at their highest since 2010 and well above the most recent peak in 2019 (Figure 1 below). We are concerned that this could get worse. We have beaten our head against the wall for 16 months urging MFIN to proactively mitigate these risks (see letter here from October 2023) but without success.

Figure 1: Seasonal Recreation Charge-off Trends


Recreation charge-offs every quarter in 2024 have exceeded prior years and are at their highest since 2010
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
1Q
2Q
3Q
4Q
2010
2024
2023
2022
2021

2. Net Interest Margin (NIM) continues to be pressured by expensive funding costs
Quarterly NIM declined to 8.28% at 4Q24 from 8.75% a year ago at 4Q23. This is the lowest quarterly NIM since 2019 when we started tracking this for the Bank. This was mainly driven by higher funding costs and an inability to materially raise loan yields. As predicted, the Bank's cost of funds (almost entirely CD deposits) continued to trend higher and reached an estimated 3.95% at 4Q24[iii]. We have noted that a Bank CD portfolio with a 1.8 year weighted average maturity and 36% of CDs maturing in 2024 as of 12/31/23[iv], would have rates that would lag benchmark rate increases on the way up (boosting NIM) but would also lag benchmarks on the way down (hurting NIM). We have tracked brokered CD rates through one of the largest platforms since September 2024 and note that while short-term CD (less than 1-year) rates are down, 1, 2 and 5-year CD rates are **UP** since 09/30/24 and 12/31/24. This shows that NIM pressure will persist.

Figure 2: Brokered CD Rates (average of 2 highest CD rates)


5.0%
4.9%
4.8%
4.7%
4.6%
4.5%
4.4%
4.3%
4.2%
4.1%
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3.9%
3.8%
3.7%
3.6%
9/5/24
10/5/24
11/5/24
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1/5/25
2/5/25
Medallion CD WAM was 1.8 yrs at 4Q23. 1yr and 2yr CD brokered CD rates are HIGHER since 09/30/24
3MO
1YR
2YR
5YR

3. Earnings have declined YoY despite being boosted by a "noisy" allowance release
Core net earnings available to common stockholders were $10.3 million in 4Q24 after eliminating $3.9 million in provision reversals and $900,000 in non-core Taxi Medallion recoveries (adjustment to earnings is after taxes). Unadjusted earnings were $14 million. If the Bank were a standalone entity, this would be mediocre but manageable. But when you pile on high holding company expenses and debt service, this is unsustainable. The Bank paid a dividend of $6MM to the holding company in 4Q24 leaving only $4.3MM in core earnings to boost capital levels and fund future loan growth. As we noted in our last earnings commentary, quarterly earnings for MFIN in 2024 are the lowest they have been on an unadjusted and adjusted basis since the last stages of the Taxi Medallion implosion in 2020. Bank ROAA and core ROAA (excluding non-core Taxi Medallion recoveries) we calculated at 2.50% and 1.65% respectively at 4Q24. This core ROAA is dangerously low for a consumer lender and leaves little room for error. Lowered earnings are one of the reasons the Bank's parent company (MFIN) had to borrow $10 million in 2024 to pay $9.5 million in dividends and share buybacks through 3Q24. The Bank continues to "carry" the weight of its parent, which is reliant on the Bank for upstreamed dividends to fund its expenses and pay its expensive debt.

We believe that Medallion Bank (and MFIN) have tremendous upside but only with the right Board and leadership. We encourage investors to review www.restoretheshine.com for details on the 2024 proxy contest to replace 2 incumbent directors, where, despite insider ownership that gave MFIN a 44% lead[v], ZimCal still earned **22% of stockholder votes with over 1 in 4 stockholders voting against MFIN's compensation plan**. We believe that MFIN's board of directors (the "Board") has shown weak governance and is beholden to the Murstein family rather than to all stockholders[vi]. We also believe that MFIN's management team is overpaid and must be improved[vii]. We believe that it is ludicrous to pay MFIN's President $6.5 million or 19% of MFIN's core earnings[viii] at FYE23, significantly higher than all but one of MFIN's self-selected peers[ix] and comparable to the highest paid Wall Street hedge fund managers. **Until we see positive changes, we will work to hold MFIN's Board and management team accountable and believe the potential for the Company is extraordinary.**

Visit www.restoretheshine.com for more information or read our 5 Steps to Improvement.
ZimCal will issue ongoing press releases with updates and details on its plan to "Restore the Shine" to Medallion Financial Corp.
Media contact: nicole@nh-consult.com

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities.

ZimCal Asset Management partners with both healthy and distressed borrowers or issuers and provides customized solutions that meet their unique needs and circumstances. Over the last 15 years, the founder of ZimCal Asset Management has developed a specialization investing in FDIC-insured institutions and has partnered with over 120 bank lenders through investments on both sides of the balance sheet.

ZimCal usually works in collaboration with bank leadership teams if required, but on very rare occasions, must insert itself more forcefully if it believes that leadership is underwhelming and threatens to undermine stakeholder investments. ZimCal prides itself on performing extensive, rigorous financial analysis and research to fully understand the risks of any investment.

Important Information and Disclaimer

ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (collectively, "ZimCal" or "we"), are, directly or indirectly, owners of securities of Medallion Financial Corp. (the "Company"). ZimCal currently has combined investment exposure of $15,604,000 million to the Company, comprised of $15 million par value of Trust Preferred Securities (backed by the Company's issued debt), and 76,122 shares of the Company. We are not currently engaged in any solicitation of proxies from stockholders of the Company. ZimCal intends to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and board. As ZimCal deems necessary, ZimCal will assert its stockholder rights.

Except as otherwise set forth herein, the views expressed reflect ZimCal's opinions and are based on publicly available information with respect to the Company. We recognize that there may be confidential information in the possession of the Company that could lead it or others to disagree with our conclusions. ZimCal reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such change, except as required by law. We disclaim any obligation to update the information or opinions contained herein.

The information herein is being provided merely as information and is not intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security.

Some of the information herein may contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that depend on future events are forward-looking. The words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. There can be no assurance that any forward-looking statements will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such forward-looking statements will be achieved.

---

[i] Source: MFIN 10K/Qs

[ii] See www.restoretheshine.com and MFIN 10K/10Qs

[iii] Source: Medallion Bank 4Q24 8K. This is based on the Bank's annual average CD rate of 3.57% at 4Q24.

[iv] Source; MFIN 2024 10K

[v] Source: MFIN DEF14A. Insider ownership derived from recent disclosures by MFIN. Insiders owned ~7 million shares and total votes cast were 16 million. We have assumed that all insiders voted and voted against ZimCal. See here for full SEC filing on stockholder meeting voting results.

[vi] See www.restoretheshine.com for why we believe the Board is not fulfilling its fiduciary responsibilities to stockholders. Also see Section 1 and Section 2 of the 5 Steps to Improvement plan for further examples.

[vii] See www.restoretheshine.com for why we believe Management, specifically Andrew Murstein, is overpaid relative to bank peers, proxy peers and in terms of absolute performance. Also see Section 1 of the 5 Steps to Improvement plan for further examples.
[viii] See www.restoretheshine.com for comparisons to larger, top performing banks and proxy peers selected by MFIN
[ix] See viii above.

ZimCal Asset Management LLC
BIMIZCI Fund LLC & Warnke Investments LLC
4737 County Road 101, #264
Minnetonka MN 55345
www.restoretheshine.com
May 28th, 2024

Dear Fellow Stockholders of Medallion Financial Corp.,

- We are at a critical point and you have to make a very important decision.

- Medallion is trying to manipulate and distract you by claiming ZimCal is not looking out for your interests. **This is a lie**[i]. Medallion is simply trying to gain an unfair advantage in this proxy contest rather than address the issues we have raised.

- **We believe that Medallion Financial Corp. has tremendous potential** and that all our investments could be worth much, much more except the Board and management have lost credibility. We must have change for things to improve.

- We have invested in over **100 BANKS. We have worked in consumer lending. We know what it takes to succeed.**

- Medallion said that our $7.72 million in cash invested and our 90,010 shares is "miniscule." Therefore our opinion does not matter. We believe that **EVERY** shareholder's opinion matters, whether you have 500 shares or 500,000.

UNLOCK VALUE IN YOUR STOCK. VOTE TO CHANGE THE BOARD AND IMPROVE MANAGEMENT.

UNLOCK VALUE BY VOTING FOR TWO NEW DIRECTORS nominated by Stephen Hodges, ZimCal Asset Management and its affiliates (together "ZimCal") to the Board of Directors of the Medallion (the "Board") using the enclosed **WHITE** proxy card or **WHITE** voting instruction form. **Even if you have already voted, you can vote again for our candidates. WE WILL LOOK OUT FOR STOCKHOLDERS, NOT MANAGEMENT.**

THE SEC ALLEGATIONS AGAINST MEDALLION FINANCIAL CORP ARE VERY SERIOUS AND WE BELIEVE THAT THE INVESTIGATION IS FRIGHTENING AWAY INVESTORS

- The charges are so serious that the SEC is seeking some of the harshest penalties[ii] against Mr. Murstein and Medallion.

- Mr. Murstein and Medallion Financial know that if elected to the Board, ZimCal would demand a 3rd party investigation of Mr. Murstein's behavior that led to SEC charges for fraud, lying to Medallion's auditor, and touting.

- **If Mr. Murstein did nothing wrong, why he would resist an independent investigation to clear his name?**

- We believe that Mr. Murstein has been protected by his father (CEO and Chairman of the Board), his father-in-law David Rudnick (a Board member), and Brent Hatch (the Lead "Independent" Director) a 21 year Medallion insider.

- We don't expect saints to lead Medallion, but **we expect leaders who represent stockholders and accept responsibility**

EVERY DOLLAR PAID TO EXCESSIVE COMPENSATION IS A DOLLAR TAKEN AWAY FROM STOCKHOLDERS

- Mr. Murstein is frightened by the support you have given our candidates and knows that if we are elected, his very comfortable perks and excessive compensation might be severely impacted.

- If any executive officer is found to have engaged in "detrimental conduct" the Board can clawback cash and equity compensation per Medallion's Compensation Recoupment Policy. This could apply to Mr. Murstein.

- Mr. Murstein was paid $6.5 million in 2023, as we have shown extensively, this is an amount much higher than comparable institutions with *better performance* than Medallion. Stockholders have also paid for his country club membership, his car, his garage, his car driver and social club memberships[iii].

- Over the last 6 years (since Medallion converted from a BDC), Mr. Murstein has been paid $25 million and yet stockholders have only earned $76 million. Medallion has only made a profit 3 of those 6 years and we believe that Mr. Murstein ignored CLEAR warning signs that could have prevented or reduced the losses from 2018 to 2020.[iv]

MEDALLION HAS TOLD HALF-TRUTHS AND LIES ABOUT ZIMCAL

- Medallion has tried to scare stockholders by making false and defamatory statements about ZimCal[v]. We have published unedited emails to and from Mr. Murstein at https://www.restoretheshine.com/materials/zimcal-mfin-emails that **CLEARLY** show we have **ALWAYS** been focused on building a better Medallion. Please read them.

- As a result, we have a hard time believing that Medallion is interested in the truth and would prefer to try to scare stockholders. We have backed up **every statement** we have made with data and sources and always provided context.

- We believe that the personal attacks and an inability to intelligently and honestly answer the questions and issues we have raised, the same ones we raised 7 months ago, reflect poorly on management and Medallion.

- Our 2 candidates only represent 25% of the Board so we cannot do anything by ourselves. Our debt investment also does not give us any additional rights to do anything unless Medallion decides not pay back its debt.

MEDALLION IS DISGUISING ITS DECLINING PERFORMANCE AND IS NOT PREPARED FOR MORE CONSUMER STRESS

- Bad consumer loans have increased MASSIVELY over the last 2 years and quarterly charge-offs are at their **HIGHEST** levels since 2012[vi]. We are coming off a period of huge government stimulus and ultra-low rates so this may get worse. We expect some seasonality for 2Q24 and 3Q24 to help this slightly, but the overall trend is downward.

- We believe that stockholders could be harmed if Medallion faces a tougher economy and delinquent borrowers. Medallion could repeat the terrible mistakes it made with the taxi medallion portfolio.[vii]

- "Record earnings" in the last 3 years have been inflated by non-recurring income[viii]. This is mostly why earnings **DECLINED BY 37% at 03/31/24** compared to a year ago and **30% COMPARED TO 12/31/23.**

- Important performance indicators like core[ix] ROA and ROE have gotten much worse and management has not answered the concerns we raised 7 months ago about this and its large amount of **SUB-PRIME** loans.

- Medallion's **stock price is down 20% YTD**, down 15% in 2 years, up only 15% in 5 years and down 40% over 10 years (through 1Q24). We do not believe the stock price will go up and stay up UNLESS there is a change in the Board and leadership. Think what the stock could be worth with more liquidity and institutional support?

ZimCal has been an investor in the Company for **over 3 years.** We have invested $7.72 million in Medallion and own 90,010 shares of common stock and $15 million in debt, making us one of the single largest investors in the Company. We invested when very few wanted to. We need management to proactively address the risks we have identified NOW.

OUR INTERESTS ARE SQUARELY ALIGNED WITH ALL MFIN's stockholders – simply put, **we want Medallion Financial Corp. to thrive in the long term**.

Medallion stock goes up → ZimCal makes money

Medallion makes more profit → ZimCal makes money

Medallion stock goes down → ZimCal loses money

Medallion makes less profit → ZimCal loses money

VOTE FOR OUR 2 HIGHLY QUALIFIED CANDIDATES WHO ARE COMMITTED TO STOCKHOLDERS

Stephen Hodges



Judd Deppisch



Messrs. Hodges and Deppisch combined:

- Have invested in over 100 bank lenders.
- Have been in leadership roles in current and prior organizations.
- Are independent thinkers and believe in holding management accountable and putting stockholders first
- Have a combined 40 years of financial experience in areas that directly overlap with the Company's core business
- Looking to replace two individuals with long ties to MFIN, including the father-in-law of Andrew Murstein who has been on the Board for 28 years. Please visit and sign-up at www.restoretheshine.com for updates/details.

Enclosed are our proxy materials, including a WHITE proxy card or WHITE voting instruction form where you may vote FOR our two nominees to the Board. If your shares are held with a bank or broker, you may vote your shares over the Internet too. **EVEN if you voted for Medallion Financial's candidates, you can still change your vote** by voting a later dated WHITE universal proxy card online or by mail. Only your latest dated vote will be counted We want to earn the support of *all* investors, whether you have 10 shares or 500,000 shares.

Please go to our website www.restoretheshine.com for more information on our candidates and our strategy. We have a comprehensive FAQ section and biography information on our two excellent Board candidates and voting instructions at www.restoretheshine.com/vote. Please reach out to me directly if you have any questions on the data I have presented at info@restoretheshine.com. Thank you for your time and we appreciate your support.

Sincerely,

/s/ Stephen Hodges

Stephen Hodges
President, ZimCal Asset Management
Manager, BIMIZCI Fund LLC
BIMIZCI as Manager, Warnke Investments, LLC

If you have any questions or need assistance in voting, please call:

saratoga

520 8th Avenue, 14th Floor, New York, NY 10018
Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

---

[i] See our press release https://www.businesswire.com/news/home/20240524374513/en/. Also see published emails to and from Medallion at https://www.restoretheshine.com/materials/zimcal-mfin-emails.

[ii] SEC complaint https://www.restoretheshine.com/s/Amended-Securities_and_Exchange_Commission_v_Medallion_Financial_Corp_et_al__nysdce-21-11125__00460.pdf

[iii] Source: MFIN 10K/Qs and DEF 14As. See ZimCal's letter to shareholders dated https://www.restoretheshine.com/s/ZimCal-MFIN-Compensation-Letter-to-Shareholders20240521v7.pdf

[iv] Source: MFIN 10K/Qs and DEF 14As. See ZimCal's ISS investment on page deck which highlights warnings about taxi medallion loans from 2014-2015 and the positive statements MFIN continued to make about the taxi medallion loan portfolio through November 2016

[v] Please see the Cease and Desist letter we were forced to send Medallion for details on how pervasively Medallion used half-truths and lies to undermine ZimCal https://www.restoretheshine.com/s/ZimCal-MFIN-Cease-and-Desist-Letter515.2024

[vi] Source: 10Q/Q, S&P Capital IQ. In 2012, MFIN's only consumer loan exposure was Recreation. To compare "apples to apples" we have taken total consumer charge-offs (net) at 1Q24 which includes Recreation and Home Improvement which actually works in MFIN's favor. The last time quarterly charge-offs were as high as they are now for the ENTIRE consumer book was 1Q12 when they were 3.31%.

[vii] As we have stated repeatedly to management, on our website www.restoretheshine.com and in our proxy advisor investor deck https://www.restoretheshine.com/s/ZimCal-Investor-Deck-Restore-the-Shine-at-Medallion_5-21-24.pdf on pages 20-21, MFIN had ample warnings from investors and publications from 2014 – 2015 and based on positive 8K disclosures in 2016, was either not transparent about the issues in its Taxi Medallion loans or did not know how bad they were – either situation is concerning.

[viii] 2022 to 2023 non-recurring income was almost entirely due to Taxi Medallion recoveries. MFIN charged off $306 million (pre-tax) its Taxi Medallion loans at FYE21, it then recovered a portion of these loans $35 million (pre-tax) from 1Q22 through 1Q24. Taxi Medallion assets represent 0.5% of total assets and are non-core.

[ix] "Core" refers to the sustainable business lines that drive valuation, in this case the consumer and commercial (SBIC) businesses which make up 99.5% of MFIN's assets.

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, Stephen Hodges and Judd Deppisch, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). ZimCal is sending a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

SCHULTE ROTH + ZABEL

Michael E. Swartz
212.756.2471
Michael.Swartz@srz.com

May 15, 2024

VIA EMAIL

Kai H.E. Liekefett, Esq.
Sidley Austin LLP
787 7th Avenue
New York, NY 10019

Re: Medallion Financial Corporation's May 13, 2024 Form DEFA14A

Dear Mr. Liekefett:

We write on behalf of Stephen Hodges and ZimCal Asset Management, LLC, BIMIZCI Fund LLC, and Warnke Investments LLC (collectively, "ZimCal") regarding Medallion Financial Corporation's ("Medallion" or the "Company") Form DEFA14A filed on May 13, 2024 (the "Solicitation Material"). In a transparent attempt to gain an unfair advantage in the proxy contest and harm Mr. Hodges and ZimCal, Medallion included false and defamatory statements in its Solicitation Material concerning discussions between ZimCal and Medallion about the possibility of the Company purchasing certain preferred trust securities (the "Trust Securities") from ZimCal. Those statements, which Medallion knew to be false and misleading when it filed the Solicitation Material, violate Section 14(a) of the Securities Exchange Act ("Section 14(a)") and constitute defamation under applicable state law. To that end, we demand that Medallion promptly withdraw the Solicitation Material and issue a corrected Form DEFA14A addressing the falsehoods contained therein.

I. The Solicitation Material Contains False and Defamatory Statements About Mr. Hodges and ZimCal.

In an effort to paint ZimCal as an investor seeking to enrich itself at the expense of Medallion's shareholders, rather than seeking corporate governance and other much needed reforms at the Company as is the case, the Solicitation Material states that "Mr. Hodges indicated that he would sell [the] trust securities back to the Company" and that his "demands of a significantly above market price were rejected as unreasonable, as it was merely an attempt to gouge the Company …. Unlike Mr. Hodges, your Board is firmly aligned with YOUR interests …." The clear implication of the Solicitation Material is that ZimCal is engaging in greenmail rather than a good faith attempt to improve the Company. That is false and defamatory, and the Company knows it.

As an initial matter, the Solicitation Material implies that ZimCal initiated negotiations to sell the Trust Securities to the Company. Not so. Rather, as detailed below, it was ***Medallion that attempted to engage in greenmail by approaching ZimCal*** about purchasing the Trust Securities after ZimCal made demands about corporate governance and other reforms at the Company.

Throughout the ensuing negotiations, ZimCal demonstrated an unwavering commitment to the Company's long-term success. Specifically, rather than seeking to divest its stake, ZimCal consistently reiterated its preference to remain invested in Medallion. As ZimCal repeatedly communicated, it viewed selling the Trust Securities and divesting from Medallion only as a ***last resort*** in the event the Company refused to adequately address its concerns relating to corporate governance and financial transparency.

II. Mr. Hodges Was Clear That ZimCal Did Not Want to Sell the Trust Securities and Divest From Medallion, But Instead Was Committed to Helping the Company Achieve Sustained, Long-Term Success.

As you know, Mr. Hodges communicated frequently with Medallion representatives—mostly Andrew Murstein, Medallion's President and Chief Operating Officer—between November 2023 and February 2024. Every communication between Mr. Hodges and Medallion during this period confirms that ZimCal preferred to remain invested in Medallion. Moreover, those communications clearly establish that Mr. Murstein and Medallion were the ones pushing for ZimCal to sell the Trust Securities in an effort to rid themselves of the threat posed to the incumbent Board and management, and entrench themselves in office.

To be clear, Medallion—via its investor relations representative, Ken Cooper—first raised divestment as a possibility during a November 28, 2023 phone call with Mr. Hodges.[1] However, divestment was never ZimCal's preference. As Medallion well knows, each time Medallion raised the topic of divestment, Mr. Hodges reiterated that he viewed divestment as a last resort.

Specifically, on December 12, 2023, Mr. Hodges sent an email to Mr. Murstein, following up on a detailed analysis ZimCal had sent to the Company's Board of Directors in which ZimCal (i) relayed concerns about corporate governance, executive compensation, company leadership, and a pending Securities Exchange Commission ("SEC") lawsuit and (ii) offered recommendations concerning the Company's financial disclosures to investors. In that follow-up email, Mr. Hodges summarized several portions of the analysis and inquired as to whether the Company views those "issues as fixable or as important" as ZimCal did. However, Mr. Hodges ***never*** suggested that he wanted to divest, even if the Company was not interested in addressing ZimCal's concerns. Instead, he emphasized ZimCal's long-term commitment to the Company, stating that he wanted to "ensure we have [a] voice at the table." In fact, Mr. Hodges even expressed interest in acquiring a "meaningful equity stake" in Medallion thereby further aligning ZimCal's interests with those of the Company's other shareholders.

Unfortunately, Medallion never appeared interested in engaging with ZimCal's concerns and suggestions for improvement. Instead, Medallion's immediate response was to try to rid itself of dissent.

---

[1] During that phone call, Mr. Cooper raised the possibility of "monetization." That term was used again by Medallion representatives during a call on December 4, 2023. In later email correspondence between Mr. Hodges and Mr. Cooper, on December 18, 2023, Mr. Hodges confirmed with Mr. Cooper that "monetization" included Medallion potentially purchasing the Trust Securities.

Specifically, eight days later, on December 20, 2023, Mr. Murstein, during a phone call with Mr. Hodges, explicitly broached the idea of Medallion purchasing the Trust Securities.

From that point forward, communications between Mr. Hodges and Mr. Murstein followed a pattern—Mr. Hodges focused on ways to improve the Company's operations while Mr. Murstein focused on ways to remove ZimCal from the Company. For instance, in a January 1, 2024 email to Mr. Murstein (the "January Email"), Mr. Hodges recounted Mr. Murstein's outsized focus, over the course of multiple phone conversations, on purchasing the Trust Securities. With respect to the December 20, 2023 phone conversation referenced above, Mr. Hodges explained that he "take[s] contemporaneous notes of any calls" and noted that during the "call on 12/20/23, [Mr. Murstein] brought up the idea of a payoff."

Also, in the January Email, Mr. Hodges referenced a second phone call, on December 28, 2023, between him, Mr. Murstein, and Anthony N. Cutrone, Medallion's Executive Vice President and Chief Financial Officer. In describing that phone call, Mr. Hodges wrote: "You and Anthony spent an ***inordinate amount of time discussing only the payoff scenario***, which I pointed out was only in response to your request." (emphasis added). In response, neither Mr. Murstein nor anyone else at the Company disputed that characterization, in writing or otherwise.

At the same time, despite Mr. Murstein's transparent attempts to eliminate the threat posed by ZimCal, Mr. Hodges was unequivocal about ZimCal's commitment to Medallion. Indeed, Mr. Hodges opened the January Email by stating: "The obvious and cliched tactic with an activist is to claim the activist is self-serving rather than serving the interests of shareholders or stakeholders. I will be very, very clear about this. We think that [Medallion], and specifically, [Medallion Bank], has tremendous potential and if MOST of our observations are addressed and recommendations are followed, we unequivocally believe that the enterprise value of the Company will increase in both the short and long run. Since the changes are aimed at making the Company a better run, more transparent and profitable entity, we STRONGLY believe that these changes will lead to more retail and institutional interest in the Company which will deepen liquidity/volume for both debt and equity." Then, he concluded the January Email by stating that the "***payoff analysis was at your request***" and "our entire focus right now is on helping strengthen the Company and maximizing value for all stakeholders and ***we consider ourselves an investor for the long run***." (emphasis added).

In the coming weeks, ZimCal persisted in its efforts to improve the Company and reiterated its preference not to divest. Most notably, on February 12, 2024, Mr. Hodges sent a letter to Mr. Murstein and the Company's Board of Directors (the "February Letter"), outlining "[i]mprovements demanded to maximize value for all stakeholders." Such improvements were grouped into "Primary Demands" and "Secondary Demands."

Primary Demands. The first of two "Primary Demands" focused on corporate governance issues. Specifically, Mr. Hodges suggested that Medallion (i) reshape its Board of Directors, given the inertia that has resulted from the entrenchment of the Murstein family on the Board; (ii) appoint an independent investigator to open an inquiry into the SEC's allegations of misconduct; (iii) justify Mr.

Murstein's exorbitant compensation; (iv) justify the Board of Directors' refusal to exercise its authority to recoup compensation in light of the SEC's allegations of misconduct; and (v) demonstrate that its risk management oversight is sufficient. The second "Primary Demand" focused on financial transparency. Here, Mr. Hodges suggested that Medallion (i) provide the "valuation and precedent transaction data … used for the Medallion Bank valuation increase"; (ii) provide detailed information concerning its subprime recreational loans, given the inherent risk to the Company, and conduct corresponding stress tests; and (iii) provide an analysis of costs incurred in defending against the SEC's investigation.

Secondary Demands. As for the "Secondary Demands," Mr. Hodges requested that Medallion (i) provide robust information concerning the Company's "equity positions and source of valuation methodology for Medallion Capital Investments"; (ii) provide quarterly financial reports assessing only the parent company; (iii) consider reducing "the size of the Manhattan lease and footprint"; (iv) "examine the existing outsourced servicing and collections models"; (v) "formulate a plan to address the rapidly changing and competitive nature of Recreation and Home Improvement lending and optimal ways to adapt"; and (vi) reduce and/or eliminate "non-core business lines" that have been detrimental to the Company.

Finally, Mr. Hodges concluded the February Letter with a section entitled "Outcomes," in which he listed four potential "[o]utcomes by preference." The first three outcomes confirm ZimCal's commitment to Medallion.

The most preferred outcome: "The Company appoints our 2 board nominees to the Board and implements all our primary demands as highlighted in Section 1. We would no longer agitate for changes through a proxy contest and would fully support Medallion to become best-in-class."

The second most preferred outcome: Mr. Hodges explained that ZimCal would "build up a larger and larger equity stake" in Medallion and continue to pursue a proxy contest each year until it is successful and "continue to relentlessly pressure the Company to adopt our stakeholder-first demands while highlighting the potential of the Company's platform if it had best-in-class management and governance."

The third most preferred outcome: ZimCal would seek to convert the Trust Securities into equity and cash and would request "one board seat" to "seek improvements in Company leadership." Mr. Hodges further explained that ZimCal "would then publicly support the Company and work with leadership to maximize value and institutional investor appeal in what will/could be a difficult economic environment."

The least preferred outcome (*i.e.*, divestment): "Andrew Murstein also raised the idea of a payoff in prior conversations. … ***This outcome is only appealing if the Company is unwilling to give us board representation and implement our recommendations***, since BIMIZCI then faces a higher probability of loss or greater illiquidity as Company performance inevitably declines or stagnates." (emphasis added).

Notwithstanding Mr. Hodges' clearly stated preferences, Mr. Murstein ignored the first three outcomes in favor of the least preferred outcome. Specifically, on February 23, 2024, he called Mr. Hodges to explain that he had been trying to find a third party buyer for the Trust Securities. In response, Mr. Hodges stated that he did not want Mr. Murstein to find a third party buyer because ZimCal fully intended to remain invested in Medallion. That remains true today, despite the falsehoods Medallion seeks to pass off as fact in the Solicitation Material.

III. ZimCal Was Willing to Sell the Trust Securities At a Fair Price.

In addition to misleading shareholders as to ZimCal's intentions with respect to Medallion, the Solicitation Material also incorrectly claims that ZimCal's asking price was "unreasonable" and "an attempt to gouge the Company." As Mr. Hodges has explained to Messrs. Murstein and Cutrone, Medallion simply does not understand how to accurately assess the value of its debt.

The Trust Securities are "equity-like" debt instruments with de minimis liquidity. Because the debt is long-dated and the associated risk premia are uncertain, the "fair market value" of the Trust Securities is indefinite. In fact, the majority of reasonable valuation methodologies capable of being utilized would yield considerable variations in value due to the necessity of relying upon subjective assumptions. In attempting to value the Trust Securities, Medallion relied heavily on purported precedent which, in reality, has little use. In other words, the Company's attempts to value the Trust Securities were fatally flawed from the outset and Medallion's assertions about "market price" are simply part of the litany of troubling inaccuracies in the Solicitation Material.

Moreover, Medallion failed to appreciate that the value of the Trust Securities acquired at a substantial discount is higher to the issuer (*i.e.*, Medallion) than it is to a third party investor due to the beneficial nature of debt cancelation. At Medallion's request, Mr. Hodges presented Medallion with sound frameworks that did not rely on unhelpful precedent but rather appropriately accounted for the value of the Trust Securities to Medallion, incorporating expectations of future 3MO TSOFR and an appropriate risk premium.

Despite Mr. Hodges' best efforts, Messrs. Murstein and Cutrone did not understand the full benefits of reducing leverage relative to shareholder well-being—in addition to reducing costs, it helps reduce solvency and liquidity risk. Mr. Hodges stressed in his phone call with Messrs. Murstein and Cutrone on December 29, 2023 that he was not advocating for Medallion to repay ZimCal's debt but, instead, that any consideration of de-leveraging should consider the forward yield, or cost, of the indebtedness rather than a simplistic coupon and term analysis. Further, in lieu of seriously engaging with reliable valuation information, Medallion attempted to purchase the Trust Securities for pennies on the dollar. Of course, that did not work for ZimCal and ZimCal instead urged Medallion to stop focusing on a payout, which was not its preferred outcome, and instead focus on improving the Company.

IV. By Issuing the Solicitation Material, Medallion Violated Section 14(a) and Defamed Mr. Hodges and ZimCal.

Section 14(a) provides, in pertinent part, that soliciting material may not contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The statements at issue in the Solicitation Material are plainly proscribed by Section 14(a). As discussed, Mr. Hodges and ZimCal did not raise the issue of divestment and were not engaged in greenmail, as they did not "attempt to gouge the Company" despite the Solicitation Material's claims to the contrary. Moreover, with the proxy contest forthcoming, the context in which any discussions about divestment occurred is plainly material. Obviously, Medallion chose to mischaracterize these discussions in order to mislead shareholders into believing that Mr. Hodges and ZimCal are uninterested in the future of the Company, which, in turn, improves the Company's chance of winning the proxy contest. *See, e.g.*, *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976) (materiality turns on whether "there is a substantial likelihood that a reasonable shareholder would consider [the facts] important in deciding how to vote").

Moreover, the statements at issue constitute defamation under the law of *any* state. For instance, under Delaware law, Medallion's state of incorporation, the elements of defamation are (i) "the defendant made a defamatory statement"; (ii) "concerning the plaintiff"; (iii) "the statement was published"; and (iv) "a third party would understand the character of the communication as defamatory." *BDO USA, LLP v. EverGlade Glob., Inc.*, 2022 WL 41416, at *3 (Del. Ch. Jan. 5, 2022) (quotation marks omitted). Here, there is no question that those elements are satisfied.

With respect to the first element, which "is the most important," the statements at issue are defamatory, as Medallion's detailed allegations of Mr. Hodges and ZimCal's purported greenmail scheme are "expressions of fact" because "the ordinary reader could infer the existence of facts which are capable of being proved true or false." *Id.* at *3-4 (quotations marked omitted). Whether Mr. Hodges and ZimCal engaged in this scheme is undoubtedly "capable of being proved true or false."

Finally, specifically with respect to Mr. Hodges, even if he were deemed a public figure, which he is not, the two additional elements—that "the statement is false" and "that the defendant made the statement with actual malice"—are similarly easy to satisfy. *Id.* at *3. Based on the communications detailed above, it was abundantly clear to Mr. Murstein—the Company's President and Chief Operating Officer—that Mr. Hodges had little interest in selling the Trust Securities to the Company or anyone else, let alone that he was engaging in a greenmail scheme. Accordingly, Mr. Hodges can establish that Medallion acted with actual malice, as the Company knew the statements at issue were false when it filed the Solicitation Material.

V. Medallion Must Take Immediate Corrective Action.

Mr. Hodges and ZimCal intend to hold Medallion fully accountable for any and all damage caused by the Solicitation Material, including, but not limited to, any harm caused to ZimCal's investment in Medallion, as well as to their relationships with current investors, ability to successfully market to new investors, and relationships with portfolio companies. Mr. Hodges and ZimCal also reserve their rights to seek equitable relief, including a preliminary and permanent injunction. Medallion has no defense for its unlawful, knowing dissemination of false and defamatory statements designed to harm Mr. Hodges and ZimCal. It must immediately take corrective action, including by withdrawing the Solicitation Material.

* * *

Please confirm that Medallion will promptly withdraw the Solicitation Material and issue a corrected Form DEFA14A, which explains that Medallion first suggested purchasing the Trust Securities and that Mr. Hodges' expressed preference has always been for ZimCal to remain invested in Medallion long-term. Mr. Hodges and ZimCal expressly reserve all of their legal and equitable rights and remedies with respect to the matters discussed herein, and waive none.

Sincerely,

Michael E. Swartz

cc: Abbott Cooper PLLC

ZimCal Asset Management LLC
BIMIZCI Fund LLC & Warnke Investments LLC
4737 County Road 101, #264
Minnetonka MN 55345
www.restoretheshine.com
May 21st, 2024

ZIMCAL HIGHLIGHTS EGREGIOUS EXECUTIVE COMPENSATION PRACTICES AT MEDALLION FINANCIAL CORP.

Dear Fellow Stockholders of Medallion Financial Corp.,

This year you have the power to effect change at Medallion Financial Corp. (also "Medallion Financial", the "Company" or "MFIN"). **We are asking you to vote for two new Directors** of the Company nominated by Stephen Hodges, ZimCal Asset Management and its affiliates (together "ZimCal") to the Board of Directors of the Company (the "Board") using the enclosed **WHITE** proxy card or **WHITE** voting instruction form. ZimCal has been an investor in the Company for **over 3 years.** We currently own 72,709 shares of common stock and $15 million in debt, making us one of the single largest investors in the Company. Our common stock and debt are the only investments we have in MFIN, and we do not own any other MFIN-related securities (e.g.call/put options). **Our interests are squarely aligned with ALL MFIN's stockholders –** simply put, **we want Medallion Financial Corp. to thrive in the long term**.

We are disappointed by the Company's recent personal and untruthful attacks that forced us to issue a Cease and Desist letter. For example, MFIN claimed in a recent letter to shareholders that "It appears that [Mr. Hodges] has never worked for any bank or in the banking industry." In fact, Mr. Hodges worked for **seven** years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President. MFIN simply never asked, and instead chose to insinuate that Mr. Hodges had no banking experience. However, we are encouraged by their desperation, which indicates that they are threatened by strong stockholder support for our candidates.

EVERY DOLLAR OF EXCESSIVE PAY TO MANAGEMENT IS A DOLLAR TAKEN FROM STOCKHOLDERS.

We are reaching out to you to share our fears that the current Board and management team are not aligned with stockholders but instead seem to care more about management's continued high compensation, regardless of MFIN's stock performance or valuation[i]. That has resulted in **tens of millions** paid to Medallion's President Andrew Murstein, even as MFIN **only made a profit 3 out of the last 6 years** for stockholders and the stock price is down 20% YTD, up only 15% in 5 years and down 40% over 10 years (through 1Q24). Perks paid for by the Company for Mr. Murstein have included a country club membership, a company driver, a car lease, garage expenses, car maintenance, car insurance, and social club membership. If ZimCal's nominees are not elected, the Board would likely maintain the status quo, which as you will see below, has been very lucrative for the management team. If ZimCal's nominees are elected they would immediately work to address the excessive compensation structure of MFIN's President and management team.

VOTE FOR OUR 2 HIGHLY QUALIFIED CANDIDATES WHO ARE COMMITTED TO STOCKHOLDERS

Stephen Hodges



Judd Deppisch



We have nominated **two highly qualified individuals, Stephen Hodges and Judd Deppisch**, who have been leaders in their respective organizations in current and prior roles. They will work to hold management accountable and put stockholders first. Our nominees have a combined 40 years of financial experience in areas that directly overlap with the Company's core business, including consumer lending, risk management, banking and credit analysis. We believe that every Board needs fresh perspectives and independent thinkers, and we are looking to replace two individuals with long ties to MFIN, including the father-in-law of Andrew Murstein (the COO and President of MFIN) who has been on the Board for 28 years. Please visit and sign-up at www.restoretheshine.com for updates and more details.

Enclosed are our proxy materials, including a **WHITE** proxy card or **WHITE** voting instruction form where you may vote **FOR** our two nominees to the Board. If your shares are held with a bank or broker, you may vote your shares over the Internet too. EVEN if you voted for Medallion Financial's candidates, you can still change your vote by voting a later dated **WHITE** universal proxy card online or by mail. Only your latest dated vote will be counted We want to earn the support of *all* investors, whether you have 10 shares or 500,000 shares.

MEDALLION FINANCIAL PAYS ITS EXECUTIVES LARGE AMOUNTS OF MONEY

1. **We cannot understand how the Board can justify the tens of millions paid to Mr. Murstein.**
   Mr. Murstein was paid a Board-approved $6.5 million in 2023 and $4.8 million in 2022. Which is a **huge** sum, based on company performance and peers. We have compared his compensation to self-identified peer companies, top performing equally sized FDIC-insured banks and $50BN to $100BN FDIC-insured banks, and **his compensation is significantly higher** in almost every key respect[ii] (see Figure 1 below). For example, in the 6 years prior to FYE23, Mr. Murstein was cumulatively paid $25 million. Yet MFIN only made $77 million in cumulative profits. MFIN had $2.6 billion in assets and 169 employees. For comparison, Synchrony Financial a **$117 billion asset** consumer lender, paid its President $55 million over the same period for making **$17.3 billion** in cumulative profits for stockholders. Synchrony was 45x larger than MFIN and had over 20,000 employees. Mr. Murstein was paid half the compensation and yet generated only 0.44% of Synchrony's profits[iii].

Figure 1 - Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN

	Company	Cash Salary FYE23	2018-2023 Cum. Comp.	Cash Salary Rank FYE23	Assets	Employees	2018-2023 Net Income
Andrew Murstein, President & COO MFIN	Medallion Financial	$4.7 million	$24.8 million	2	$2.6 BN	169	$77 million
John R. Ciulla - Chairman and CEO	Webster Financial	$2.5 million	$30.8 million	4	$74.9 BN	>4,000	$2,885 million
Brian D. Doubles - President and CEO	Synchrony Financial	$5.6 million	$55.4 million	1	$117.5 BN	>20,000	$17,397 million
D. Bryan Jordan - Chairman, President & CEO	First Horizon	$2.7 million	$44.2 million	3	$81.7 BN	>7,000	$4,627 million
David Richard Morris - President, CEO & CFO	RBB Bancorp	$0.9 million	$4.3 million	7	$4.0 BN	>350	$272 million
Vito S. Pantilione - President & CEO	Parke Bancorp	$1.5 million	$9.5 million	5	$2.0 BN	>100	$194 million
George J. Guarini - President, CEO & Director	Baycom Corp.	$0.9 million	$10.0 million	6	$2.6 BN	>350	$117 million

Source: S&P Capital IQ, DEF 14A, Company 10K/Qs

This shows that compared to banks that are significantly larger and more complex, and banks that are similar in size but more consistently profitable, Mr. Murstein was paid substantially more in cash compensation, total compensation and cumulative 5 year compensation (relative to profits and asset size) than all of them.

2. **We believe that right-sizing management compensation would instantly boost earnings and valuation.**
   This would also signal to investors that the Company is serious about its governance and is strongly focused on creating stockholder value.

3. **We believe that the discrepancy between "rank and file" employees' salaries and MFIN's President's and executives' salaries does not make sense.**
   MFIN's median salary was $98,132 at FYE23 per its DEF14A. In 2023, Andrew Murstein was paid $6.5 million or 66x the median salary of MFIN's 169 employees. Total personnel expenses were $37.6 million which means Mr. Murstein was paid approximately 17% of TOTAL personnel expenses. The top 5 executives were paid $14.9 million or 40% of total personnel expenses. Executive compensation totals include stock-based compensation values.

4. **We believe that MFIN's executives should be compensated for core performance, which should exclude non-core, non-recurring items (mostly taxi medallion assets).**
   In 2023, MFIN made $55 million in profits of which approximately $33.4 million was generated by MFIN's core consumer and commercial lending businesses which made up 99.5% of assets at FYE23. The additional $21.6 million in profit was due to non-core, non-recurring taxi medallion recoveries/sales. Non-core profits materially boosted 2023 bonuses paid to top executives[iv] despite core performance declining (Figure 2 below). In every year from 2021 to 2023, a period of unprecedented economic and consumer strength, after excluding the non-recurring taxi medallion impact, core annual ROAA declined materially (3% down to 1.4%); core net income declined ($52 million to $33.4 million – Figure 2) and core annual net charge-offs worsened (0.24% to 2.37%) with core quarterly charge-offs exceeding their previous quarterly high (4Q19) in 4Q23 and 1Q24[v]. 1Q24 **core** net income and ROAA were up slightly over 4Q23, but the overall trend is still down.

Figure 2: Historical Net Income with and without Taxi Medallion impact

	Annual Actual 12/31/21	Annual Actual 12/31/22	Annual Actual 12/31/23	Quarterly Actual 12/31/23	Quarterly Actual 3/31/24
Net Income to Medallion Financial	54,108	43,840	55,079	14,318	10,024
Less: Taxi Medallion Specific Provisions	(6,937)	(6,302)	(26,316)	(12,119)	(945)
Plus: Write-down of Taxi Medallion collateral in process of FC	5,774	657	745	442	(42)
Less: Gains on sales of Taxi Medallions	(1,788)	(5,448)	(4,992)	(413)	(588)
Plus: Tax Impact Reversal	873	2,937	8,849	3,453	560
Total Adjustments to Eliminate Taxi Medallion Impact	(2,078)	(8,156)	(21,714)	(8,637)	(1,015)
Core Net Income to Medallion Financial (Ex. Taxi Medallion impact)	52,030	35,684	33,365	5,681	9,009

Source: Company 10K/Qs

Core net income (Ex. Taxi Medallion) has declined every year since the peak at FYE21. While the 1Q24 headline core net income trend appeared positive, as our earnings commentary pointed out, 1Q24 core net income was boosted by unpredictable "gains on equity" and an inexplicably low core provision expense (Ex. Taxi Medallion). The core provision was materially lower than 1Q23 and 4Q24 despite the highest annualized core charge-off rate (3.4%) at 1Q24 since the previous cyclical high of 2.8% at 4Q19, flat core allowances for credit losses (Ex. Taxi Medallion) of 3.7% at 1Q24, the 2nd highest 30-89 DPD and macro and consumer headwinds going into 2H24.

5. **We believe that management should be rewarded for proactively avoiding obvious risks and punished for ignoring them.**

   After FYE18, when MFIN had a $39.9 million loss[vi], the largest loss in our analysis period, the Board approved a bonus of $1.4 million and perquisites of $140,000 ($40,000 higher than MFIN's 2023 median salary) for Mr. Murstein. Perquisites included a country club membership, a company driver, a car lease, garage expenses, car maintenance, car insurance, and social club membership. Mr. Murstein received a bonus despite MFIN's stock price dropping to $4.69 at FYE18, down from $10.01 at FYE14 or approximately 50%. FYE14 was when investors first warned about the massive risks in the taxi medallion market[vii]. We assume those early warnings were ignored even as taxi medallion values plummeted[viii] since the SEC lawsuit alleges illegal touting of the strength of MFIN's taxi medallion lending by Mr. Murstein through late 2016, AND MFIN made glowing comments about Taxi Medallion credit strength in its May 2016 8K[ix]. Yet Mr. Murstein still received a million+ bonus in 2018 as cumulative taxi medallion charge-offs reached **$203 MILLION**[x]. ZimCal outlined several ways MFIN could have de-risked at www.restoretheshine.com/5-steps. We believe that if a leadership team does not proactively reduce credit risks when warned it should be punished, not rewarded. Going forward it is important that the Board adopts this approach to compensation, particularly in higher-risk areas like subprime Recreation.

6. **We believe that the change-in-control provisions are excessive and are not in stockholders' best interests.**

   Mr. Murstein has a change-in-control provision that would result in a $14.2 million payout or 7.5% of the entire Company's market capitalization at 1Q24, which would be owed if MFIN was majority acquired, for example.

These are all decisions that were approved by the Board. We believe that the status quo is unsustainable and instead the Board should look out for stockholders first and ensure MFIN is being run like the exceptional company we know it can be. We are a believer in rewarding outstanding performance, but **core** performance at MFIN has not been outstanding and MFIN stock has underperformed, yet management has been richly rewarded. We also note that Mr. Murstein is still under

an SEC investigation "for violating the antifraud… [and] anti-touting provisions of the federal securities laws. Murstein is also charged with making false statements to Medallion [Financial Corp.]'s auditor…" which we believe has frightened away many institutional and retail investors.

We believe that Medallion Financial Corp. has tremendous potential but that change must happen now. Insiders own ~30% of the Company's stock so this proxy contest will not be easy. If stockholders want compensation that is fair and does not enrich management at the expense of stockholders, we need your support to make any changes. Even if our 2 candidates are elected, we still only represent 25% of the Board, but any change to the current Board is a huge step in the right direction.

Please go to our website www.restoretheshine.com for more information on our candidates and our strategy. We have a comprehensive FAQ section and biography information on our two excellent Board candidates and voting instructions at www.restoretheshine.com/vote. Our website provides details on our campaign, updates and sign-up information for stockholders and interested parties. Please reach out to me directly if you have any questions on the data I have presented at info@restoretheshine.com. Thank you for your time and we appreciate your support.

Sincerely,

/s/ Stephen Hodges

Stephen Hodges

President, ZimCal Asset Management

Manager, BIMIZCI Fund LLC

BIMIZCI as Manager, Warnke Investments, LLC

If you have any questions or need assistance in voting, please call:

saratoga

520 8th Avenue, 14th Floor
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Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

[i] Source 10K/Q, DEF14A. As one example, when MFIN market cap increased 56% YoY at 2019, Mr. Murstein's bonus was $1.3 million. When market cap fell 32% in 2020, Mr. Murstein was paid a $1.1 million bonus. After 2018's largest ever loss, his bonus was $1.4 million.

[ii] Source Company 10K/Qs, DEF14As. www.restoretheshine.com/home#RichManagement. President's compensation was measured relative to earnings, leverage, charge-offs, market cap, MFIN ranked poorly on several metrics when compared to the COMP peer group alone at FYE22 (which was when the latest compensation data was provided by MFIN) including Leverage Ratio (8th worst), Compensation/Total Operating Expenses (2nd highest paid), and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst). MFIN ranked even worse against top performing large banks ($50BN to $100BN in assets) and top performing small, $2BN-$5BN banks as you can see from the link above. Compensation peers used in this analysis were ConnectOne Bancorp, Inc., EZCORP, Inc., World Acceptance Corporation, Consumer Portfolio Services, Inc., Regional Management Corp., Willis Lease Finance Corporation, PRA Group, Inc., Encore Capital Group, Inc., McGrath RentCorp, Atlanticus Holdings Corporation, Enova International, Inc., CURO Group Holdings Corp., Lending Tree, Metropolitan Bank Holding Corp., FinWise Bancorp, The Bancorp Inc, Arrow Financial Corporation, Oportun Financial Corp, LendingClub Corp, MoneyLion Inc. These peers were listed in MFIN's 2023 and 2022 DEF14A filings.

[iii] Source Company 10K/Qs, DEF14As.

[iv] Source Company 10K/Qs, DEF14As.

[v] Source Company 10K/Qs. Taxi medallion adjustments consist of taking net income then subtracting Taxi Medallion specific provision reversals, adding repossessed Taxi Medallion collateral write-downs, subtracting gains on sales of foreclosed Taxi Medallions and adding (reversing) the tax impact of the adjustments.

[vi] Source Company 10K/Qs. 2018 losses calculated from combining 1Q18 BDC accounting with 2Q-4Q18 Holding Company financials.

[vii] Various market participants, including on Seeking Alpha, Motley Fool, Vox, Bloomberg and notably HVM Capital, issued comprehensive warnings about taxi medallion loans around this period and through 2015. Data is data, regardless of its source and should be acted upon if true.

[viii] See price trends per New York Taxi and Limousine Commission. Prices fell >50% in 2 years at FYE16.

[ix] Comments in the May 2016 8K from management included "We are extremely pleased with the 2016 first quarter. While taxi medallion lending continues to have virtually zero losses…" AND "All the important indicators of our business continue to demonstrate the quality of Medallion's operations… very solid credit performance by the portfolios…"

[x] Source Company 10K/Qs

ZimCal Asset Management LLC
BIMIZCI Fund LLC & Warnke Investments LLC
4737 County Road 101, #264
Minnetonka MN 55345
www.restoretheshine.com
June 10th, 2024

Dear Fellow Stockholders of Medallion Financial Corp.,

This year, Stephen Hodges, ZimCal Asset Management and its affiliates (together "ZimCal" or "We' or "Our") have nominated two new Directors of the Board of Directors (the "Board") of Medallion Financial Corp. ("MFIN or "Medallion" or the "Company"). Part of that process involves ZimCal and MFIN presenting their positions to Institutional Shareholder Services ("ISS") and Glass, Lewis & Co. ("GL") who are both large proxy advisors. We realize that winning over a proxy advisor is always difficult, regardless of how compelling the case for change is. However, it was with a combination of disbelief and confusion that we read the recommendations of ISS and GL who both advised shareholders to vote for the incumbent directors nominated by MFIN.

- Disbelief that both advisory firms voted FOR an underqualified and non-independent director in David Rudnick who also happens to be the father-in-law of MFIN's President, Andrew Murstein, who is facing SEC charges for touting, fraud and lying to MFIN's auditors.
- Disbelief that both incumbent board members who should know better, are enabling what can only be described as questionable governance given all the issues we pointed out at length in our publicly filed proxy materials and in our ISS and GL presentations.
- Confusion that both ISS and GL profess a strong commitment to strong corporate governance and yet are seemingly supportive of three family members on an eight person Board of Directors (the "Board"), including the Chairman of the Board who is the father of Andrew Murstein; a compensation structure that seems designed to obfuscate in comparisons to other firms; and an incentive plan that does not focus on core performance.
- Disbelief that ISS and GL identified concerns with the Board's independence and yet felt that support (rather than withholding, for example) for Andrew Murstein's father-in-law, with over 28-years of board tenure, would somehow result in better governance and oversight.
- Confusion that ISS and GL clearly believe that a Board that we believe has shielded the Chairman's son from accountability without demanding an independent 3rd party investigation into the SEC allegations and uses shareholder funds to pay his legal fees, is somehow equipped to hold management accountable.
- Disbelief at the inaccurate and misguided attempt at credit analysis/company performance conducted by ISS in particular, that seemingly ignored all our observations, used an unconventional analytical process and therefore could not provide a basis for or against a vote recommendation based on MFIN's performance.

The most disappointing issue for us is that we went to great lengths to show 3 important factors: 1. That Medallion Financial Corp.'s core earnings and performance needed to be analyzed without the noise of non-recurring Taxi Medallion assets so any period over period analysis could compare "apples-to-apples"; 2. That any compensation comparisons to other companies should be with Andrew Murstein who is the de facto leader of Medallion Financial Corp. rather than with the smaller compensation of Alvin Murstein, who is the named CEO; and 3. TSR without accounting for either volatility or the unique factors facing MFIN over the last ten years were of limited use compared to a more stable company. MFIN's situation is unique and yet our three years of analysis and experience in the name were completely ignored. We pointed out repeatedly that we did not trust management in general and specifically to proactively mitigate risks, pointing to the downplaying of the Taxi Medallion credit issues throughout 2016 before the portfolio imploded at FYE16 as an evidentiary example. ISS even quoted management to support their position against ZimCal's nominees by minimizing the decade high core annualized charge-offs at 4Q23 and 1Q24 by emphasizing that "the company stated multiple times throughout its 2022 and 2023 earnings calls that it expected net-charge offs to get back to a more normalized level, which it stated in our discussions was between approximately 3 to 6 percent." ZimCal went through the transcripts of every earnings call over that period and found no reference to a charge-off range ever being quoted by management (see below). Moreover, a charge-off rate that reached 5-6% would be catastrophic, not normalized. This appears to confirm our concerns about the accuracy of data provided by MFIN management.

We will begin with areas where we agree with ISS:

"Cautionary support for the say-on-pay proposal is warranted. The president's pay opportunities are higher than those of the CEO, which warrants continued close monitoring."

"The company does not disclose a specific rationale for paying the president more than the CEO, or compensating two executives at the CEO level"

"Dissident recommends that shareholders vote against the say-on-pay proposal; raises concerns regarding pay magnitude and structure. Cautionary support for this proposal is warranted. The president's compensation opportunities are significantly higher than those of the CEO, resulting in a structure where multiple executives are being paid at the CEO-level. This structure is generally disfavored, and warrants continued close monitoring."

"The most compelling argument from the dissident relates to the independence of the board. The eight-member board includes three non-independent directors who are family members (the Mursteins and Rudnick), with both Mursteins serving as company executives. Of the five independent directors, three (Meyer, Hatch, and Everets) also serve on the board of Medallion Bank. The family ties and interconnections between independent directors and Medallion Bank bring into question the board's ability to oversee, question, and challenge management."

"…the amendment to the settlement agreement and the fact that a new independent director has yet to be appointed raises concerns as to the board's delay in bringing on additional independent directors."

"The SEC lawsuit against the company does raise potential concerns for shareholders. If the SEC wins the lawsuit, Andrew Murstein would be barred from serving as a director and a named executive officer, and the company could face potential fines and penalties."

"There are potential concerns regarding shareholder unfriendly governance provisions, board independence, and the board's willingness to add new independent directors, as well as signs of shareholder discontent evidenced by low support for directors in recent annual meetings."

"It is somewhat troubling that the board lacks an understanding of the source of shareholder frustration that has driven low support for its director candidates."

We will now point out issues and concerns we have with ISS' analysis:

ISS Assumption:
Peer companies should primarily be other specialty finance lenders
We disagree. MFIN's bank subsidiary, Medallion Bank, represents 94% of its revenues and 95% of its loans. Medallion Bank is subject to FDIC and Utah DFI regulation. This means that the bank must maintain minimum capital levels, the bank cannot enter new business lines without regulatory input, regulators can control dividend flows to the holding company (which are used to service debt), and depositor protection overrides creditor or shareholder recoveries in a downside scenario. We believe that peers should majority include FDIC-insured institutions ideally with greater than average consumer exposure and high capital ratios, and should minority include specialty finance consumer lenders.

ISS Claim:
"The company reached a settlement with another shareholder, KORR Value, in May 2022, resulting in the addition of a lead independent director"
We do not consider the "lead independent director" independent. Brent Hatch was appointed lead independent director and has been on the Board of Directors (the "Board") for 2 years but has a prior relationship with the Murstein family going back almost 2 decades as board member of Medallion Bank, MFIN's largest subsidiary. Hardly what we would consider "independent". We question why the Company did not seek out an external candidate immediately.

ISS Claim:
"…pay and performance are reasonably aligned"
It is unclear what that means. When you strip out and look at core performance, it is at its lowest level since 2021 and yet bonuses are at their highest, materially driven by cash receipts on Taxi Medallion assets. Bonuses have increased as the Company's core business (~94% of revenues), which excludes Taxi Medallion recoveries, has declined. Despite a rapidly growing balance sheet, since the peak of 2021, core performance has declined materially in all cases to 3-year lows as measured by core NIM (FYE21 9.25% down to 8.39% at 1Q24), core ROAA (FYE21 3.0% down to 1.4% at 1Q24), core ROAE (FYE21 20.1% down to 10.4% at 1Q24) and core charge-offs (FYE21 0.24% deteriorating to 3.35% at 1Q24). Without the impact of Taxi Medallion recoveries, every executive would have received materially lower bonuses at FYE22 and FYE23. We noted that cumulative Taxi Medallion net charge-offs were $271 million at 1Q24 and yet material bonuses were paid on Taxi Medallion cash collections in 2022 and 2023 rather than linked only to core performance.

ISS Claim:
"…pay and performance are reasonably aligned, the STI [short-term incentive plan] is entirely based on pre-set goals, and newly-implemented PSUs vest based on clearly disclosed, multi-year goals."
Pre-set goals were suspended during the Taxi Medallion implosion and were re-introduced at FYE22 for the first time. For example, the 2021 bonus rationale was subjective: "For 2021, the Compensation Committee considered Medallion Financial Corp.'s performance, subsidiary performance, as well as implementation of critical (or key) strategic initiatives and individual performance. The Compensation Committee chose to evaluate performance measures in a holistic manner rather than assign weights to each individual factor…" With that justification, Andrw Murstein was paid $2.8 million in a cash bonus in 2021.
When you consider the impact of stock-based compensation, note that does not include out of the money stock options but rather stock awards (restricted and performance) which in 2023 made up 27% of Andrew Murstein's compensation and 13% of Alvin Murstein's total compensation. We do not believe that these provide any additional incentives for these executives given how high their total compensation packages are ($6.5 million and $3.0 million respectively) and the high percentage of cash/versus non-cash pay. It is worth bearing in mind that Andrew Murstein's total compensation at FYE23 equated to 12% of total earnings to stockholders which in turn, were at "record" highs (including the non-recurring Taxi Medallion recoveries). Excluding Taxi Medallion recoveries, Andrew Murstein was paid INDIVIDUALLY almost 20% of net earnings.

ISS Assumption:
MFIN CEO Pay comparison to ISS Peers and Company Defined Peers is useful.
We think this is flawed. ISS used MFIN's CEO compensation for comparison purposes even though Andrew Murstein, the COO/President is MFIN's highest paid executive. Andrew Murstein had $6.5 million in total comp versus $1.8 million for ISS peers and $4 million for MFIN selected peers. Pay for performance analysis by ISS compares MFIN's CEO salary to peers when ISS is fully aware (and we showed in our presentation to ISS) that Andrew Murstein effectively runs MFIN and his salary is more than double that of his father, MFIN's CEO. We believe that this is intentional on the part of MFIN. Using Andrew Murstein's compensation would have given a materially different result.

ISS Claim:
"The company's TSR performance does not raise significant concerns. The company's TSR has outperformed its peers and the broader market over the one-, three-, and five-year periods ending on the unaffected date. The company's ten-year TSR meaningfully underperforms its peers and the broader market, though this extended period includes the collapse of the taxi medallion market and the impact on the company's medallion loan portfolio."
TSR should raise significant concerns because of the timing of the start period. The collapse of the Taxi Medallion market (and actions taken during the collapse) is what led to the low beginning point for the 3- and 5-year TSR. ISS apparently wants to downplay the Taxi Medallion impact on a 10-year basis but include it (in that it lowered the stock price severely) to compute 3- and 5-year TSR. 3-year TSR began in April 2021, 4 months after the troughs of the 2020 COVID impact and the final year of losses for MFIN, and the 5-year TSR began April 2019 which was after MFIN's largest annual loss (due to Taxi Medallion charge-offs). Stock price and volatility were also impacted by the announcement of the SEC lawsuit. We went to great lengths to show that there were abundant warning signs about the risks in the Taxi Medallion portfolio over 2 years prior its collapse and management and the Board should be held accountable for both the massive portfolio concentration in Taxi Medallions and for ignoring the warning signs. MFIN itself was optimistic about the Taxi Medallion portfolio

performance with investors as it stated repeatedly in its 8K filings through November 2016 and as documented in the SEC complaint, right before non-performing Taxi Medallion loans rocketed to 20% of the Taxi Medallion portfolio at year end.

ISS Claim:
"MFIN's operating performance does not raise concerns at this time."
ISS' assessment is flawed. ISS incorrectly and primarily uses an analysis comparison at FYE18 and FYE23 to make this assessment. The net income ISS uses for 2018 is wrong and only includes the 9 months 2Q18 through FYE18. It is worth noting that 1Q18 net income equivalent (under BDC accounting) was boosted by an estimated $29.1 million in unrealized appreciation in Medallion Bank. This increase in Medallion Bank's valuation, which added ~ $200 million to earnings over 3 years, is one of the subjects of the SEC investigation.
Comparisons made between MFIN at FYE23 and after the worst year of its Medallion charge-offs (2018) not surprisingly will show improvement. This is not how you conduct credit analysis especially when the portfolio of a lender has changed materially (Taxi Medallion average loan balances were $262 million in 2018 and $5.9 million at in 2023), and the economic environment has changed entirely (through pre-pandemic, pandemic with fiscal and monetary stimulus, and now post-pandemic). We are not comparing those periods, unless we separate out the portfolio, and it is unclear why ISS is. Any company that goes from the brink of extinction and survives is probably going to have a positive end period over beginning period comparison. Ignoring the trends in the intervening periods is illogical. From a credit analysis/trend perspective, what we have focused on is the post-pandemic period with higher for longer rates (non-zero) and "normalized" charge-off trends for a portfolio that is now almost double the size it was at FYE18. A portfolio that experienced rapid growth from 2020 to 2022 when collateral values were inflated, rates were at 0% and consumers were flush with cash. In almost every other consumer discretionary end-market, we are seeing demand and collateral values decline which is impacting delinquencies, recoveries, and wholesale pricing. This is entirely the point we made and emphasized with MFIN and with ISS; that the last 3 years are not indicative of the next 3 years and that consumer health will likely get worse, not better or stay the same. With 23% of consumer loans subprime, this is a bigger risk for MFIN than other prime-focused lenders. The analysis we conducted pre-pandemic and before and during the Taxi Medallion implosion was mostly to show the breakdown in decision-making, compensation/performance and leadership and how there were ample warnings of the Taxi Medallion issues that were ignored and how MFIN chose to undermine its critics and tout its stock (illegally, per the SEC) rather than work to mitigate its considerable risks.

ISS Claim:
"The company's asset quality appears to have improved as well, with non-performing loans as a percentage of total loans decreasing from 3.4 percent in 2018 to 1.2 percent in 2023."
This is very difficult to believe that ISS came to this conclusion. NPLs are one part of asset quality with charge-offs being the most important, especially for consumer loans which have mandated charge-off periods. ISS compares MFIN at the end of its worst year of Taxi Medallion charge-offs when Taxi Medallion loans were 18% of Total Loans and compares that to the current period where Taxi Medallion loans were <0.5% of Total Loans. Gross Taxi Medallion NPLs made up 72% ($25 million) of NPLs at FYE18 and only 16% ($3.5 million) of Total NPLs at FYE23. Taxi Medallion net charge-offs were $58 million at FYE18, and $911,000 at FYE23. Asset quality has not improved. To my prior observation, comparing those two periods without adjusting for core and non-core is not useful analysis and provides no insight into actual performance. As we point out repeatedly, asset quality as measured by NPLs and Charge-offs has deteriorated markedly for the consumer loan portfolio, which made up 95% of Total Loans at 1Q24. As MFIN itself shows (and FDIC-data confirms), core consumer charge-offs are at a 10-year peak at 1Q24. Any serious analysis should compare apples-to-apples (i.e. consumer to consumer) and eliminate the beneficial or detrimental impact of the non-core or anomalous earnings impact from the Taxi Medallion assets.

ISS Claim:
"Lastly, the company's profitability has improved, with ROA increasing from (2.5) percent in 2018 to 2.3 percent in 2023, and ROCE improving from (9.1) percent in 2018 to 17.1 percent in 2023."
See above. Both periods are heavily influenced by Taxi Medallion assets that are now less than 0.5% of Total Assets.

ISS Claim:
"In discussions with ISS, the company credited the increase in charge-offs to a reversion to the norm, noting that charge-offs in 2021 and 2022 were historically low due to the near-zero interest rate environment and the government stimulus in response to COVID-19 pandemic coupled with a surge in demand in recreation and home improvement loans during the pandemic. The company stated multiple times throughout its 2022 and 2023 earnings calls that it

expected net-charge offs to get back to a more normalized level, which it stated in our discussions was between approximately 3 to 6 percent"

We have been through every earnings call transcript in 2022 and 2023 and we found no evidence that MFIN ever mentioned a 3% to 6% "normalized" range. Since the current portfolio is entirely consumer and commercial, that is presumably what "normalized" is being applied to. Their consumer portfolio is 95% of Total Loans. The consumer annual charge-off range has been between 0.49% and 2.46% over the last 10 years (2014 through 2023) per Medallion Bank's FDIC call report. Pre-pandemic and post-GFC impact (2013-2019), the range was 1.34% to 2.46%. Commercial loans have averaged $77 million over the last 6 years (post-conversion from a BDC) so their charge-off impact is minimal. That yields a "normalized" range that is significantly below the "3 to 6 percent".

We went through MFIN's earnings call transcripts for all of 2022, 2023 and 1Q24. There was nothing announced in any of the earnings calls about the normalization range being 3-6% even as the word "normalization" was used a lot without providing any context. During the GFC, the Company's annual charge-off rate peaked at 6%, which is about as bad as it can get. This would represent ~ $127 million in consumer charge-offs at FYE23 loan balances which would be equivalent to 2 years of "record" earnings. That is not a "normalized" bound. That is a catastrophe. From earnings calls transcripts:

- 1Q22 earnings call – No mention of a specific normalization range.
- 2Q22 earnings call – First mention of a specific normalization **rate** for the Recreation portfolio. Anthony Cutrone quote: "But historically, we've seen charge-offs on the rec portfolio that hover around 350 basis points. And on the home improvement side, around 75 basis points. We're well below that. So at some point, we do think it normalizes, although we're not seeing it."
- 3Q22 earnings call – No mention of a **specific** normalization range. Only normalization reference was by Anthony Cutrone: "And we think at some point, it normalizes the charge-off experience, we're starting to get back to that normal historic level."
- 4Q22 earnings call – First mention of a specific normalization **range** for the Recreation portfolio. Anthony Cutrone: "We think Home Improvement is actually back to the historical levels of what we've seen. Rec is still low. We think we get a normalized charge-offs are [sic] in the high 2s [2.00%]."
- 1Q23 earnings call – No mention of a specific normalization range. Anthony Cutrone: "the increased provision is a result of the continued normalization of losses to historic levels in our consumer portfolio"
- 2Q23 earnings call – No mention of a specific normalization range. Anthony Cutrone: "The increased provision is a result of the continued normalization of losses in our consumer portfolio"
- 3Q23 earnings call – No mention of a specific normalization range. Only normalization reference was: "the continued normalization of loss experience in our consumer portfolio up from the unprecedented lows experienced during the pandemic"
- 4Q23 earnings call – No mention of a specific normalization range. Only normalization reference was: "Even with the adoption of CECL and normalization of our loss rates…"
- 1Q24 earnings call – No mention of a specific normalization range. Only normalization reference was: "Even with the adoption of CECL and normalization of our loss rates…"

ISS Claim:

"The dissident concerns regarding director independence are valid, and there is evidence of shareholder discontent. These concerns are somewhat mitigated by the sizeable ownership stake of the Murstein's [sic], which helps to align their interests with other shareholders."

To repeat what we have stated numerous times, we are looking to replace David Rudnick, the father-in-law of Andrew Murstein with no consumer lending experience and that has been on the board for 28 years and Robert Meyer who has been on the board of Medallion Bank since 2016 and MFIN since 2021. Both have also chosen not to investigate the SEC allegations against Andrew Murstein through an independent 3rd party both for their legality and ethical issues. Both have also supported the Board's decision to use stockholder funds to defend Mr. Murstein, which we have estimated at $7 million. In this, and other numerous ways, we believe the board does the bidding of the Murstein family and lacks the independence to act in the best interests of stockholders and so we are confused by ISS's support for the incumbent board members if ISS' ostensible focus is on improved governance and board oversight. We would have expected a "Withhold" for Mr Rudnick at least, even if ISS declined to endorse ZimCal's candidates.

As we have also stated repeatedly, the excessively high compensation of Andrew Murstein and the non-contingent nature of his pay has meant that he has made significantly more from annual salary and bonuses than he has realized in his equity ownership of MFIN, which is worth less now than it was 10 years ago even though Murstein's ownership stake has increased (his stock is worth $2.1 million less at 04/12/24 over 04/17/14). For that reason, we believe that Murstein is more "aligned"

with the $16 million has been paid in the last 3 years and $22.2 million in the last 5 than he is with ensuring MFIN's share price increases.

ISS Claim:
"ZimCal's main exposure to MFIN it [sic] through its debt; though this does not necessarily mean its interests are entirely misaligned with those of equity holders, it adds some complexity to its story."
Agree that it does not mean we are misaligned. We also agree that it different to an all-equity activist campaign. However, our debt is deeply subordinated, long-dated, and lacking in covenants and we only benefit from an increase in the value of MFIN and have no ability to pursue our own interests as Board members (if we chose to ignore our fiduciary obligation, which we would not).

ISS Claim:
"The dissident's debt position has led to insinuations of attempted greenmail by both sides, with the dissident stating it would prefer to stay invested in the company, and the board stating it has better use for its capital than to redeem debt issued on favorable terms."
This comes directly from MFIN's allegations that we addressed through our C&D letter as well as the published emails on our website. We are deeply concerned that this allegation by MFIN appears to have influenced ISS.

ISS Claim:
"Given that board independence issues have not yet been fully addressed, shareholders who have expressed frustration with certain directors in recent years may see this election as an opportunity to replace an exceptionally long-tenured, non-independent director."
Yes. Except insider ownership is ~30% and an adverse ISS recommendation makes a plurality next to impossible.

We will begin with areas where we agree with Glass Lewis:

"We are concerned that the audit committee failed to put the selection of the auditor up for shareholder ratification at this year's annual meeting."

"We certainly acknowledge the Dissident has raised some valid points regarding the need for the Company to resolve the SEC complaint promptly"

We will now point out issues and concerns we have with Glass Lewis' analysis:

GL Assumption:
1-, 3- and 5-year TSR are representative of performance.
As discussed above, TSR should raise significant concerns because of the timing of the start period and the multitude of events that happened in-between. MFIN also has considerable volatility and so the measurement date makes a big difference for TSR. For example, per MFIN, its 3-yr TSR at 12/31/23 was 118.5% and 4 months later, using a different measurement period, it reported a 3-yr TSR of 15.8%. Our measurement of 3-yr TSR through April 30th, 2024 and May 15th, 2024 yield TSRs of -5.23% and 3.91% respectively. We understand why TSR is used but believe it has limited purpose in this situation given the upheaval in performance, the idiosyncratic issues that MFIN faced, the SEC investigation and the resultant volatility of the stock price.

GL Claim:
"In 2023, the total net income of the Company increased 25.8%, the net income of the recreation segment declined 15.4% and the income of the home improvement segment declined 37.6%. Despite the decrease, the results of the two core segments were better than the peers, whose median profits declined by 34.4% in the case of the Proxy Peers and by 31.9% in the case of the Bank Peers."
This is not an apples-to-apples comparison and also makes our point for us. We argue that Holding Company expenses are both incredibly high ($20.2 million at the Holding Company versus $75.6 million consolidated) and structurally dangerous

since dividend flows between the underlying bank subsidiary and the holding company could be suspended or reduced by regulatory action. When these overhead expenses are included and allocated to the two core segments, the core segment profits are materially reduced. Peers include these holding company expenses in their consolidated earnings. We have argued that these Holding Company expenses should be severely reduced which would result in far stronger consolidated earnings.

GL Claim:
"In 2022, the Company recorded a net profit margin of 21.2%, the recreation segment recorded a margin of 35.9%, and the home improvement segment a margin of 26.2%. The median margin of the Proxy Peers was 12.1%, and the median margin of the Bank Peers was 41.3%. In 2023, the Company's net margin contracted to 20.9%, the margin of the recreation segment contracted to 25.2%, and the margin of the home improvement segment contracted to 11.6%. Similarly, the median margin of the Proxy Peers contracted to 3.5%, and the median margin of the Bank Peers contracted to 32.4%."
Yes. MFIN underperformed. Quoting segment returns without incorporating Holding Company overhead is misleading again. This includes the outsized positive impact of non-recurring Taxi Medallion assets in 2022 and 2023. It is difficult to determine how this justifies support for MFIN's performance.

GL Claim:
"The Company's return on equity ("ROE") decreased from 17.5% in 2021 to 13.7% in 2022, as compared to the median ROE of 17.9% in 2021 and 13.5% in 2022 for the Proxy Peers, and 12.7% in 2021 and 13.5% in 2022 for the Bank Peers. In 2023, the Company's ROE was 15.6% as compared to the median ROE of the Proxy Peers of 5.5% and the median ROE of the Bank Peers of 8.7% (Source: S&P Capital IQ)."
Yes. And as we point out, this includes the impact of non-core Taxi Medallion assets that represented <0.5% of total assets at FYE23. The Company's ROE dropped to 10.4% for 2023 and 6.8% at 4Q23 annualized when Taxi Medallion impacts are removed. CORE returns are what will drive valuations and a sustainable business.

GL Claim:
"The Dissident argues that the Company's executive compensation is excessive and that it should be compared to FDIC-regulated lenders, rather than mostly specialty finance companies. The Dissident notes that Andrew M. Murstein, the Company's president and COO, was paid substantially more than executives of selected top-performing banks. … we believe the Dissident's concerns regarding management compensation do not rise to a level that would justify supporting the board change at this time."
We compared compensation to other top performing FDIC-lenders AND to company identified proxy peers. Most importantly, we compared compensation to the amount of revenues, expenses and earnings generated by each institution. We believe that compensation without context means absolutely nothing. We also compared the top paid executives at each institution (rather than the CEO or ostensible leader). At FYE23, MFIN's President, Andrew Murstein was the 2nd highest paid executive relative to earnings in its self-identified proxy peer group at 8.5% (we used all DEF 14A listed peers from 2021-2023 since our analysis went back more than 5 years). At FYE23, Mr. Murstein was also the highest paid executive in cash compensation as a percentage of total SG&A (operating) expenses at 6.3%, and he was the highest paid executive as a percentage of revenues at 1.8%. In both absolute terms ($4.7 million in cash compensation with 2nd place going to The Bancorp at $3.8 million) and compared to key revenue, expense and earnings metrics, Murstein was the highest paid in almost all categories. At FYE23, compared to top performing ZimCal identified commercial banks, Mr. Murstein was relatively overpaid in all categories and was the second highest paid in absolute cash compensation. Murstein was only eclipsed in cash compensation by Synchrony Financial whose President was paid $5.6 million. Synchrony is a consumer lender with an industrial bank, is 45 times larger than MFIN with over 20,000 employees.

GL Claim:
"The board also explained that the peer group, against which the pay of the Company's management is benchmarked, was designed with the consideration of various factors, including that the Company defines itself as a specialty finance company, is not regulated by the Fed, is not a bank holding company, and does not have a single branch or interface with the public for deposits or other bank activities."
Regardless of how the Company chooses to define itself, the single most important criterion for whether an entity is a bank or not is whether it is regulated by the FDIC. The FDIC and Utah DFI limit a regulated entity in ways that no other type of company experiences. Several FDIC-regulated banks do not have bank holding companies and are not regulated by the Fed, which does not make them non-banks. The Company does not service its own loans or interface with customers for deposits

(because it is funded entirely by brokered CDs and is not permitted to accept demand deposit accounts) which is most of the reason why commercial banks have branches. Most importantly, in the event of catastrophic failure the FDIC will step in and protect depositors. There is no requirement to maximize recoveries to claimants at the holding company, as there would be for any non-regulated entity. Since almost all MFIN's revenues are from its bank subsidiary, we believe MFIN should be primarily compared to banks.

Our goal in writing this letter is to show that we believe that the proxy advisors' support for MFIN's candidates is misplaced and relied in part, on faulty assumptions and analysis. Even if ISS and GL did not believe our candidates were the optimal candidates for the Board, we believe that a "Withhold" would have been justified given the myriad issues we raised around governance, management and business strategy. This shareholder letter records our objections for posterity and makes the proxy advisors aware of our concerns. If we do not prevail in this year's proxy contest, we look forward to possibly presenting our case for change a year from now if MFIN ignores our calls for change and continues to underperform in its core business.

Sincerely,

/s/ Stephen Hodges

Stephen Hodges
President, ZimCal Asset Management
Manager, BIMIZCI Fund LLC
BIMIZCI as Manager, Warnke Investments, LLC

If you have any questions or need assistance in voting, please call:

saratoga

520 8th Avenue, 14th Floor, New York, NY 10018
Stockholders Call Toll Free at: (888) 368-0379 or (212) 257-1311
Email: info@saratogaproxy.com

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals as nominees to the Company's board of directors and are soliciting votes for the election of those individuals, Stephen Hodges and Judd Deppisch, as members of Medallion Financial Corp.'s board of directors (the "Nominees"). ZimCal is sending a definitive proxy statement, proxy card and related proxy materials to stockholders of the Company seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of the Company's common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

RESTORE THE SHINE

Setting the Record Straight: ZimCal's Response to MFIN's Investor Presentation

(NASDAQ:MFIN)

https://www.restoretheshine.com/

May 24, 2024

Disclaimer

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

Cautionary Statement Regarding Forward-Looking Statements

This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessary depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ZimCal Asset Management, LLC and its affiliates, BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (together "ZimCal").

Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by ZimCal in the presentation are based on assumptions that ZimCal believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.

Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ZimCal will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

MFIN Would Like You to Believe Their Story But We Do Not Believe They Are Credible. Murstein Has Been Charged With Violating Anti-fraud…Anti-touting Provisions…of Securities law.

MEDALLION FINANCIAL CORP

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, -against- MEDALLION FINANCIAL CORP., ANDREW MURSTEIN, LAWRENCE MEYERS and ICHABOD'S CRANIUM, INC., Defendants.	21 Civ. 11125 (LAK) AMENDED COMPLAINT Jury Trial Demanded ECF Case

10. Investors were not told the truth.

concealing information from Medallion Financial's Auditor (the "Auditor"). None of this was disclosed to investors.

The Securities and Exchange Commission today charged Medallion Financial Corp., a Delaware company headquartered in New York, NY, and its President and Chief Operating Officer, Andrew Murstein of New York, NY, with illegally engaging in two schemes…

financial websites and blogs. Under pressure to do something, Murstein violated the federal securities laws.

13. The misconduct materially impacted Medallion Financial's financial statements.

The Reality of MFIN Board: Lacks Independence and Accountability

MEDALLION FINANCIAL CORP

The Defendant

vs



Andrew Murstein
(President and COO)

- Defendant in SEC Investigation
- Stockholders spent an estimated $7 million defending Mr. Murstein.
- Board refuses to initiate an independent investigation
- Age: 59
- Board tenure: 27 years

Protected By:



Alvin Murstein
(Chair & CEO)
(Father)

- **Independent: No**
- Age: 89
- Board tenure: 29 years



David Rudnick
(Father-in-law)

- **Independent: No**
- Age: 83
- Board tenure: 28 years

The Enablers



Robert Meyer

- Age: 78
- Board Tenure: 3 Years
- Bank Board Tenure: 5 Years



Brent Hatch
(Lead Independent Director)

- Age : 65
- Board Tenure: 2 Years
- Bank Board Tenure: 19 years



John Everets

- Age: 77
- Board Tenure: 7 Years



Allan Tanenbaum

- Age: 77
- Board Tenure: 7 Years



Cynthia Hallenbeck

- Age: 67
- Board Tenure: 4 Years

➢ **Long-tenured Medallion Bank directors have been promoted to the MFIN board, under the guise of refreshment (for example Messrs. Hatch and Meyer).**

➢ **Appointment of Brent Hatch as Lead Independent Director shows poor judgment, considering his 21 years tenure at Medallion Bank.**

Source: https://investor.medallionbank.com/overview/officers-directors/ and Company SEC filings

We Knew That MFIN Would Make Numerous Untruthful/Half-Truthful Claims to Distract from ZimCal's Core Message. The SEC Allegations Show What They Are Capable Of.

MEDALLION FINANCIAL CORP

MFIN DEF14A Half-Truths/Lies

- *ZimCal demanded a payoff to make the proxy fight go away (a "greenmail" allegation discussed on p.9)*
- *"[Mr. Hodges]* ***claims*** *to be the beneficial owner of 70,000 shares"*
- *"Mr. Hodges…will not fairly represent the Company's stockholders." (p.12)*
- *"[Mr. Hodges is] [n]ot suitable as a shareholder representative because he only recently acquired a* ***miniscule*** *equity stake" (p.12)*
- *[Mr. Hodges is] trying to make a name for himself as an activist investor."*

Reality

- **The SEC suit alleges that Mr. Murstein lied and committed fraud not once but on SEVERAL occasions.** It alleges he lied to a media outlet and that he attempted to strong-arm valuation firms to do his bidding using out of context communications and half-truths.
- He is using a similarly untruthful approach with ZimCal and he assumes stockholders will believe him. See here for email correspondence[1].
- Mr. Murstein and MFIN also embarked on negative personal campaigns against his critics 10 years ago. The **KEY** difference being that **ZimCal believes that MFIN is undervalued with tremendous potential**. Critics 10 years ago were hoping MFIN would decline.
- The only common thread between then and now is that the criticism was directed at Mr. Murstein and his ineffective leadership and threatened his substantial compensation. Now, like then, Mr. Murstein has not addressed the core governance, management and business issues raised.
- MFIN's completely false allegation (see here for details) that we primarily demanded to be paid off as a condition to not launch a proxy contest or his insinuation that we initiated that conversation are **SERIOUS** allegations and **yet MFIN did not include them in their Preliminary Proxy filing on April 29, 2024.** We believe that only once MFIN realized ZimCal had extensive shareholder support, did they create this story.
- Now, much like then, Mr. Murstein's is essentially hiding behind stockholders and using huge sums of stockholder money to launch his attacks, pay legal fees and undermine his critics.

Source: SEC lawsuit, 1. This and other emails can be read at www.restoretheshine.com/materials

MFIN's Claims "Board and Management have Successfully Transformed the Company.... "

MEDALLION FINANCIAL CORP

MFIN Claims	Reality
Record Earnings: In 2023, we had the highest annual total earnings and highest annual earnings per share since our initial public offering in 1996.	• **2023 earnings were boosted by $22 million (after tax) from Taxi Medallion recoveries/gains**. **Core** earnings **declined** YoY. Taxi Medallions were 0.5% of assets at FYE23. These recoveries were clearly non-core and, per MFIN, unlikely to be repeated. Investors will value MFIN primarily as a consumer lender NOT a used taxi medallion financier/seller.
Business Growth: During 2021 through 2023, we increased our loan amounts by 80%	• **MFIN appears to be focused on achieving growth for the sake of growth without much consideration for core (mostly consumer) credit quality or core ROAE/ROAA, which declined**. Deteriorating macro conditions, higher for longer rates, high sub-prime exposure (22% of loans), consumer discretionary collateral, and charge-offs above recent cyclical highs (4Q19) merit caution.
our total shareholder returns for 1-, 3-, and 5-year periods significantly exceed our peers	• **A $100 invested in MFIN 10 years ago would be worth $57 today**. MFIN wants credit for recouping some of the losses to shareholders after causing the destruction in shareholder value in the first place. MFIN's share price is extremely volatile. The TSR varies significantly depending on the measurement period.

Source: Capital IQ. Company 10K/Q. See Appendix for reconciliation of reported numbers to core numbers (ex. Taxi Medallion).

MFIN's Claims "Board is fit for purpose"

MFIN Claims	Reality

Our Board thoughtfully approaches refreshment, with three independent directors added in the last four years and all independent directors added in the last seven years	• MFIN's 'board refreshment' is a flawed one. **Two of the three** directors - Robert Meyer and Brent Hatch - added in the past four years, were **promoted from the Medallion Bank** board.
	• Robert Meyer has served on the Medallion Bank board since 2016.
	• Additionally:
	  • **37.5% of board** comprised of **insiders and family members**
	  • **50% of directors** have tenure or connection of **+20 years**
	  • **Only 1 out of 8** directors is **diverse**

In 2022, our Board appointed Brent Hatch as our first Lead Independent Director	• Meanwhile, Brent Hatch - the Lead Independent Director - served on the Medallion Bank board for **19 years** before joining the MFIN board. Why didn't MFIN recruit a director not associated with it for almost two decades? Can Brent Hatch truly be considered an independent director given his decades long relationship with the Murstein family?

MFIN's Claims "Board is fit for purpose" (contd.)

MEDALLION FINANCIAL CORP

MFIN Claims	Reality
"David Rudnick brings a differentiated perspective from commercial operations leadership, together with governance experience in the banking industry"	David Rudnick is not a good 'fit' because: • **Lacks independence:** he is the father-in-law of Andrew Murstein (President and COO). His son, Jeffrey Rudnick, has been employed by MFIN for over 13 years, and serves as a Senior Vice President. • **Long-tenure:** He has served on the MFIN board since 1996–for **28 years** • **Lacks relevant experience and skill:** According to MFIN's proxy statement, Mr. Rudnick serves as President of Rudco Properties, Inc., a real estate and private equity investment and management firm. Google search shows no website for Rudco Properties. Similarly, Mr. Rudnick's experience as the President of Rudco Industries, Inc., an international manufacturer of machine-readable documents, from 1963 to 1986, is both dated and not relevant to the challenges MFIN faces as a lender. • **Failed to provide governance oversight:** As a director, David Rudnick has overseen **massive shareholder value destruction**, shareholder lawsuits, **failed to independently investigate with the Board the significant allegations in the SEC lawsuit**, has failed to resolve the SEC lawsuit, and failed to align executive compensation with performance.

Contrary to MFIN's Assertions, ZimCal Launched the Proxy Fight to Improve Governance and Leadership, and was Approached by MFIN to Acquire ZimCal's Debt

MEDALLION FINANCIAL CORP

MFIN Claims

Mr. Hodges is primarily a debtholder and launched this fight after the Company declined to repurchase his debt at above market prices

Reality

- Mr. Hodges never "demanded" that MFIN repurchase his debt. Via a phone call and 2 emails MFIN approached Mr. Hodges first and **ASKED** him to provide "monetization" options (including a payoff option) to stop ZimCal's insistence on improving governance, leadership and strategy issues.
- **Mr. Hodges launched the proxy fight** because he was focused on improving governance, management and business strategy at MFIN. He made this very clear in conversations and emails sent December 4, 2023, December 12, 2023, January 1, 2024, and February 12, 2024. He also stressed that with those improvements, ZimCal would strongly prefer to stay invested in MFIN and saw tremendous upside.
- **MFIN never made a formal offer to acquire the debt and therefore never declined to buy it from ZimCal**. Prior to February 23, 2024, Mr. Murstein showed no indication that he knew what the market price was. During a phone conversation between Mr. Hodges and Mr. Murstein on February 23, Mr. Murstein focused on finding 3rd party acquirers of the debt and revealed that he only recently found out what he "thought" ZimCal invested in MFIN debt. In a follow up email on March 1, 2024, ZimCal explicitly instructed MFIN to focus on the governance, management, and strategy issues.
- ZimCal nominated its Directors in for the proxy contest on January 2nd, 2024, well before Mr. Murstein bought up "price" to try to encourage ZimCal to sell its position to a 3rd party. ZimCal filed its prelim DEF14A on April 9, 2024.

IN addition to the embedded links, full emails can be viewed at www.restoretheshine.com/materials

Contrary to MFIN's Assertions, ZimCal Has Been Focused on Governance Concerns and Preventing a Repeat of the Taxi Medallion Implosion

MEDALLION FINANCIAL CORP

MFIN Claims

“*Given that Hodges appeared to be dissatisfied with his investment in the Company (which at the time was exclusively debt), the Company offered to acquire his TruPS at a reasonable price that would benefit all shareholders Hodges indicated his willingness to sell, but insisted on a significant premium to the TruPS' market price [November to December 2023]*”

Reality

- **As Mr. Hodges stated in multiple letters and emails to the Company,** he was dissatisfied with its governance, leadership and strategy and was concerned that a badly-run MFIN that ignored risks would damage valuations.

- **Mr. Hodges repeatedly reminded MFIN that all payoff options were at MFIN's request** and that all other outcomes (3 of which involved ZimCal taking a significant equity stake of up to $4 million) or any variation of those outcomes, were preferable. Moreover, that letter was sent to MFIN on February 12, 2024. Well after the November to December period. ZimCal's valuations (or "price") were based on what its position would be worth with strong governance and leadership, which were/are currently lacking. Mr. Hodges did not insist on anything **except a better run Company.**

- ZimCal's debt investment in MFIN has performed well because it was bought at a low point (February 2021) and its interest rate has risen sharply. However, Mr. Hodges still believes it is **materially undervalued, much like MFIN stock.** This is exactly why ZimCal is running a proxy contest. To ensure that MFIN is a better run, more profitable Company that will thrive in the long term and reward all stakeholders.

- **MFIN did not know how to value long-dated, floating rate debt**. A market price does not exist for the debt, so it is difficult to determine what MFIN means by "reasonable price". Mr. Murstein repeatedly and insistently tried to discuss payoffs over several calls with Mr. Hodges and Mr. Hodges repeatedly told Mr. Murstein to focus on the issues at the Company instead. Tellingly there are **no emails** or any other records from MFIN expressing a price or value at which they would want to acquire the debt.

IN addition to the embedded links, full emails can be viewed at www.restoretheshine.com/materials

Contrary to MFIN's Assertions, ZimCal Has Been Focused on Governance Concerns and Preventing a Repeat of the Taxi Medallion Implosion (contd.)

MEDALLION FINANCIAL CORP

MFIN Claims

Mr. Hodges' debt position creates an obsession with downside risk that is misaligned with our shareholders' upside:

> *"[B]eing a creditor means that our upside is capped while our downside is not, so we are particularly sensitive to the potential risks in a rapidly changing economic environment" – Excerpt from email from Stephen Hodges to Andrew Murstein, December 12, 2023"*

Reality

- Excerpts from the **same** **December 12, 2023** **email from Stephen Hodges to Andrew Murstein that MFIN** **did not share**:

> *"…As you requested, I have summarized in a concise way, the issues I raised in the analysis I sent to you and the Board.* ***Part 1 deals with governance, executive comp, leadership and the SEC suit.*** *Part 2 deals with the business model concerns, disclosure suggestions, and risk mitigants…"*

> *"…I am most concerned with Part 1…Even something as straightforward as getting an independent 3rd party investigation into the SEC allegations seems like [a] long shot. Investors have lost trust and I don't believe it will be regained, which could leave MFIN permanently undervalued in the micro-cap category, with little ability to grow into new opportunities in the next 1-5 years…* ***Absent a significant change, we are very concerned how Part 1 issues will impact all stakeholders and the value of our substantial investment in Medallion Financial****. To that end, we are considering all options available to us to mitigate that risk."*

> *"We believe that there are material future issues Medallion Financial (and all consumer lenders) will face and being a creditor means that our upside is capped while our downside is not, so we are particularly sensitive to the potential risks in a rapidly changing economic environment.* ***Risks that might be better rewarded through a meaningful equity stake****, for example.*

MEDALLION FINANCIAL CORP

ZimCal's Interests are Aligned With All Stakeholders

MFIN Claims	Reality
Mr. Hodges is a Conflicted Debt Investor	• Unclear what this means since our subordinated debt does not give ZimCal any more rights than stockholders unless Medallion decides to default on their loan. In some ways ZimCal has less rights, because we cannot vote our debt investment. If elected, ZimCal's nominees would recuse ourselves from any potential conflicts.
Deep conflicts from substantial debt holdings in the Company, reducing incentive to take actions that benefit all shareholders	• Unless MFIN and Mr. Murstein decide not to honor their obligation to repay any of their debt, ZimCal's interests are aligned with stockholders: o MFIN business improves/generates more profit ➡ ZimCal's investment increases in value o MFIN loses market confidence/stock price declines ➡ ZimCal's investment decreases in value o Medallion business declines/generates less profit ➡ ZimCal's investment decreases in value
Not suitable as a shareholder representative because he only recently acquired a miniscule equity stake in anticipation of this proxy fight	• ZimCal currently is one of MFIN's largest investors with $7.72 million in cash invested ($15 million in debt, 90,010 shares). As Mr. Hodges told MFIN repeatedly, ZimCal is a debt investor and did not expect to run a proxy contest. By mid-December 2023, Mr. Hodges became very concerned with Mr. Murstein's responses and lack of understanding of the issues laid out in the October 11, 2023 letter to the Board. Realizing that no governance changes would occur without pressure from an activist investor, ZimCal began to acquire equity in MFIN in December 2023.

ZimCal Clearly Shared Its Priorities With MFIN: Improve Governance, Leadership, and Resolve the SEC litigation, and the Company Would Have Tremendous Upside

MEDALLION FINANCIAL CORP

MFIN Claims

Mr. Hodges demanded that the Company choose from four "outcomes": two variations on repurchasing his debt at above-market prices, appoint himself and his other unqualified nominee, or face a proxy contest this year and every year afterwards

Reality

- Mr. Hodges did not demand anything except **improvements in governance, management and strategy**. In response to MFIN management and MFIN counsel's request for a "proposal", ZimCal sent a letter on February 12, 2024. At, MFIN's request, he then provided the following outcomes in order of preference:

1. Company appoints ZimCal's nominees AND implements primary demands including:
   - Appoint more qualified candidates to the Board;
   - Eliminate effective control of the Board by the Murstein family;
   - Appoint an independent investigator to look into the SEC allegations; and
   - Have the Board uphold its fiduciary obligation and monitor the credit risks in the subprime Recreation portfolio.
2. If the Company was unwilling to address governance and risk concerns outlined in option 1, "[ZimCal] will continue to relentlessly pressure the Company to adopt our stakeholder-first demands while highlighting the potential of the Company's platform if it had best-in-class management and governance"

Options 3 & 4 were only offered in direct response to Medallion's repeated efforts to focus on payoff scenarios instead of the governance and risk issues facing the company – scenarios that ZimCal felt distracted from the core focus of improving MFIN. Mr. Hodges also later told MFIN that they could choose **any variation** of the options too.

Contrary to MFIN's assertions, ZimCal's Nominees Have Extensive Leadership and Lending Experience

MEDALLION FINANCIAL CORP

MFIN Claims	Reality
Hodges and Deppisch Lack Relevant Experience	• Messrs. Hodges and Deppisch have worked in banking, consumer finance, debt investing, securitizations and other areas for over 40 years combined, and have *current* experience in those areas which are critical to consumer finance. Most importantly, both nominees understand the importance and role of technology as a powerful tool and core competency for any successful consumer lender.
[Mr. Hodges and Mr. Deppisch have [n]o experience with public company governance and few relevant skills for board oversight	• Several of MFIN's own past and present Board members lacked public company experience before joining their Board, including as far as we can tell, Andrew Murstein. The current board has failed on several fronts (as we have explained in detail) to perform its fiduciary obligations to stockholders. It seems evident that their "experience" is deficient and has failed stockholders in almost every way. • Messrs. Hodges and Deppisch have extensive experience, more than all Board members combined, interacting with senior leadership at a variety of commercial, corporate and consumer lenders across the country in diverse collateral types and end-markets. • Mr. Hodges also serves on the Governance and Investment committee for Centre College and is Chair of the Student Success committee. Both nominees have served in **senior** roles in various organizations and have been able to learn from various, exceptional leaders on strategy, execution, and integrity.

Claiming that Medallion Bank and Nelnet Bank are Competitors is Disingenuous

MEDALLION FINANCIAL CORP

MFIN Claims

Mr. Deppisch works for a competitor (Nelnet Financial Services, parent of Nelnet Bank)

Reality

- The identity of Nelnet Bank's officers and directors is publicly available. ZimCal has informed MFIN, and provided evidence, that Mr. Deppisch does not meet the criteria as defined in 12 CFR 348.2(k)) of Nelnet Bank. ZimCal is confident that MFIN's claims that Mr. Deppisch's service on MFIN's board would be barred by any applicable law are baseless and unfounded, a fact well known to MFIN and its counsel. Due to that fact, ZimCal would prefer that MFIN's focus remain on ZimCal, Mr. Hodges and the concerns he has raised.

- Medallion Bank is domiciled in Utah but almost 100% of its deposits are brokered CDs which are sourced nationwide through multiple brokers. Medallion Bank's industrial bank charter prohibits it from gathering demand deposits either locally or nationwide.

MEDALLION FINANCIAL CORP

In Conclusion, We Believe MFIN is Resistant to Change and Accountability, Because:

- If elected, ZimCal's nominees would demand that the Board address the ongoing SEC investigation, thus creating uncertainty for Andrew Murstein

- The change and accountability ZimCal seeks begins with answers to the following:
  - **What has the Board done to address the governance and executive succession implications of the SEC seeking to permanently bar Andrew Murstein for acting as an officer or director of a public company – the rarest and most severe penalty that the SEC can seek?**
  - **How can anyone trust Andrew Murstein – or the Board protecting him – to represent truthfully the value of the current loan book if credit deteriorates, when the SEC alleges that Mr. Murstein lied about the value of its taxi medallions/loans?**
  - **What were the circumstances around the delay of the 2019 10K regarding the misstatement around higher risk loans?**
  - **As MFIN appears to be one of Mazars' highest paying clients, why did the auditor resign so unexpectedly?**
  - **Why has neither the Nominating and Governance Committee nor the Lead Independent Director insisted on a modified governance structure to remove both the appearance and reality of conflicted leadership with a father-son duo leading the Board and management teams?**

- Despite the modest increases in Company's stock price from a self-inflicted low, we believe that equity continues to be terribly undervalued and would be worth much more with a better Board and a shareholder-friendly management team.

While improving the Board with new and truly independent directors is best for both shareholders and the long-term viability of MFIN beyond the current legal and market obstacles, it places the Chairman's son in jeopardy to account for his behavior before law enforcement without Board protection secured by his father and father-in-law, and without the Company's financial resources in the form of shareholder capital – this is the ONLY real conflict of interest

Insufficient Director Independence and Lack of Diversity Have Rendered the Family-Led Board Incapable of Holding Management Accountable

Our Concerns with Current Board Composition

- The Board does not have adequate independent and diverse directors to hold the family-led management team accountable.
- We have seen examples of this in the Company's recent history as management failed to avoid or mitigate a predictable crisis and the Board apparently failed to provide oversight or put up any resistance.
- Even worse, after the recent crisis placed the Company in severe jeopardy, there was no corrective action taken to de-risk management behavior or implement internal controls to protect against similar threats in the future.
- The Board has created a disturbing pattern of behavior which does not bode well for shareholders.

No Management Oversight

No Accountability

No Corrective Actions

It is Time to Implement an Incentive Plan Based on Pay-for-Core-Performance Instead of Self-Enrichment

MEDALLION FINANCIAL CORP

- In the last 5 years, Murstein has been paid $17.0M in cash and been given $5.3M in stock (grant-date value as reported) while generating only $116 million in earnings. This compares poorly to MFIN's own FDIC-insured proxy peers. In 6 years MFIN earned only $76 million.
- MFIN's TSR is misleading due to the volatility in the stock and significant events that impacted share price in the last 5 to 10 years. For example, MFIN itself reported 3-year TSR of 118.5% measured at 12/31/23, but this dropped to 15.9% measured at 04/29/24.
- Regardless of the Company's stock performance, Mr. Murstein himself has done exceptionally well considering the ethical, legal and regulatory controversies he has caused. His outsized compensation has diverted significant money from shareholders into his own pockets without any notable performance demands or accountability for the decline in core performance. He is reliant on his high pay as his stock holdings have declined $2.1 million in value in the last 10 years (at 04/12/24), DESPITE Murstein being awarded 865,000 shares by MFIN in that period.
- Mr. Murstein's antics, and the resultant SEC lawsuit, have cost an estimated $7 million to defend, paid by stockholders, but he has received a company driver, country club memberships and works in a luxurious $1.8 million office space in central Manhattan. MFIN stock is down 20% YTD, down 15% over 2 years and 40% over 10 years. Even stockholders with modest gains should consider how much more value could be unlocked under the right leadership/board.
- Open market stock purchases by Murstein have been minimal. Almost all his MFIN stock increases in the last 10 years were awarded through compensation. Through April 1, 2024, it appears that ZimCal has invested more in the last 6 months to buy shares in the open market than Mr. Murstein has in the last 10 years[1].
- Despite "record earnings" MFIN added an extra $15.5 million in expensive holding company debt since FYE22 with financial covenants that were absent from prior debt issuances.
- 2023 year-end performance saw a decline in all core[2] key metrics (excluding non-recurring Taxi Medallions). "Record earnings" should have been used to decrease the high-cost obligations, retained for growth or paid to shareholders - not pay executives $14.9 million.

1. Open market stock acquisition data based Capital IQ data and prices as of DEF14A filing. 2. Core, as explained at www.restoretheshine.com, eliminates the impact of taxi medallion recoveries/gains on sale and other items.

Turning the Page – We Will Act in the Best Interest of ALL Stakeholders (cont.)

- We have distinct expertise in risk management, banking and specialty finance. We are not activists. Rather we are hoping to collaborate with the current Board and bring our experience and knowledge to implement the type of change that will benefit stockholder.
- Our plan is simple:
    1. **Enhance the Board** with new Directors having both experience relevant to the Company's core strategy, and a willingness to answer to shareholders while holding management accountable;
    2. **Resolve the SEC complaint** and in so doing, remove the biggest obstacle to regaining credibility with investors and afford shareholders the ability to quantify the financial impact of the lawsuit on their investment;
    3. **Improve Management** by bringing in a professional, slimmed down team with investor credibility that can guide the company to long-term success;
    4. **Cut Expenses** to return more profit to shareholders and prepare for a possible economic slowdown and/or lower consumer demand; and
    5. **Go on Offense** by focusing on the core consumer lending business and investing in technology to better compete in an ultra-competitive consumer lending environment.
- ***Our detailed, 17 page 5-Step Plan can be viewed www.restoretheshine.com/5-steps***
- ***Vote FOR our two alternative board candidates who will hold management accountable, put stockholders first, and help make Medallion Financial best-in-class.***

Our Nominees Would Ensure that The Board Has the Requisite Experience and Independence to Resolve the SEC Investigation and Avoid a Repeat of Medallion Related Implosion



Stephen Hodges

- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.
- Mr. Hodges has over 19 years of experience as both a lender and debt investor.
- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country and met with over 200 bank management teams.
- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.
- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.
- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President.
- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.
- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting.
- He received a BSc in Economics from Centre College.



Judd Deppisch

- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.
- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.
- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.
- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.
- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.
- Mr. Deppisch received an MBA from the Kellogg School of Management.
- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.

RESTORE
THE SHINE

Vote for ZimCal Asset Management's Candidates at MFIN's Annual Shareholder Meeting June 11, 2024

(NASDAQ:MFIN)

www.restoretheshine.com

Disclaimer

MEDALLION FINANCIAL CORP

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov. Stockholders may also find important information on voting online at www.restoretheshine.com/vote Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The following persons are participants in the solicitation by ZimCal: ZimCal Asset Management, LLC, BIMIZCI Fund, LLC, Warnke Investments LLC, Judd Deppisch, and Stephen Hodges. The participants may have interests in the solicitation, including as a result of holding shares of Medallion Financial Corp.'s common stock. **Information regarding the participants and their interests is contained in the definitive proxy statement filed and transmitted by ZimCal.**

Cautionary Statement Regarding Forward-Looking Statements

This presentation may contain forward-looking statements. All statements contained in the presentation that are not clearly historical in nature or that necessary depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements.

The projected results and statements contained herein release that are not historical facts are based on current expectations, speak only as of the date of these materials and involve risks, uncertainties and other factors that may cause actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of ZimCal Asset Management, LLC and its affiliates, BIMIZCI Fund, LLC, Warnke Investments LLC and Stephen Hodges (together "ZimCal").

Though certain material may contain projections, nothing in the presentation is intended to be a prediction of the future trading price or market value of securities of Medallion Financial Corp. (the "Company"). Accordingly, there is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied in the presentation. The estimates, projections and potential impact of the opportunities identified by ZimCal in the presentation are based on assumptions that ZimCal believes to be reasonable as of the date of the materials, but there can be no assurance or guarantee (1) that any of the proposed actions set forth in the presentation will be completed, (2) that the actual results or performance of the Company will not differ, and such differences may be material, or (3) that any of the assumptions provided in the presentation are accurate.

Therefore, there can be no assurance that the projected results or forward-looking statements included in the presentation will prove to be accurate and therefore actual results could differ materially from those set forth in, contemplated by, or underlying these forward-looking statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in the presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. ZimCal will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

MFIN and Andrew Murstein Would Like You to Believe Their Story But We Do Not Believe They Are Credible. Murstein Has Been Charged By The SEC With Fraud, Touting and Lying to Auditors.

MEDALLION FINANCIAL CORP

SECURITIES AND EXCHANGE COMMISSION, Plaintiff, -against- MEDALLION FINANCIAL CORP., ANDREW MURSTEIN, LAWRENCE MEYERS and ICHABOD'S CRANIUM, INC., Defendants.	21 Civ. 11125 (LAK) AMENDED COMPLAINT Jury Trial Demanded ECF Case

10. Investors were not told the truth.

concealing information from Medallion Financial's Auditor (the "Auditor"). None of this was disclosed to investors.

The Commission seeks a final judgment…barring Defendant Murstein from serving as an officer or director of a public company…

The Securities and Exchange Commission today charged Medallion Financial Corp., a Delaware company headquartered in New York, NY, and its President and Chief Operating Officer, Andrew Murstein of New York, NY, with illegally engaging in two schemes...

Under pressure to do something, Murstein violated the federal securities laws.

13. The misconduct materially impacted Medallion Financial's financial statements.

The SEC is pursuing charges that are rare against a company President and due to the seriousness of the allegations, they are pushing for a punishment that is very, very severe.

MEDALLION FINANCIAL CORP

1 MFIN Stock Value Will Never Reach Its Full Potential Without Change

MFIN HAS LOST CREDIBILITY WITH INSTITUTIONAL INVESTORS AND COUNTERPARTIES

- We (and investors) have a **hard time believing anything MFIN or Murstein says** based on both their unsavory actions during this proxy contest and what the SEC investigation revealed. MFIN and Murstein have relied on half-truths, false allegations and personal attacks against our criticism and have avoided answering tough questions.

- **Investors will remain skeptical of investing in MFIN** given the SEC lawsuit and the seriousness of the alleged violations committed by Murstein; investors have multiple investment options available to them that do not present the same risks.

- Restricted institutional interest limits funding options for MFIN and **raises the cost of debt and equity** materially.

- Despite the positive impact on the stock price from inclusion in the Russell 3000, **we believe that MFIN is still under-valued** and skeptical investors will put a cap on how valuable MFIN can become.

- **The next 12-18 months will more than likely get harder for consumer lenders**, including MFIN, with higher charge-offs and lower profits, MFIN may need institutional support to get through it and allow it to thrive and grow on the other side.

- MFIN had ample warnings during the Taxi Medallion crisis but rather than focus on risk-mitigation, **MFIN denied it had issues** and focused on undermining its critics. As a result, MFIN charged off ~$270 million through 1Q24. Even through November 2016, right before MFIN showed catastrophic charge-offs and non-performing loans at FYE16, MFIN publicly downplayed risks in its portfolio.

MEDALLION FINANCIAL CORP

2 The Board Must be Improved And Must Answer to Stockholders

THE BOARD NEEDS TO BE REFRESHED

- We believe that the **TRUE CONFLICT OF INTEREST** is that Andrew Murstein is afraid of being held accountable by 2 new Board members and is concerned about how that might impact the Board's ability to continue to shield him from the SEC charges.

- Current board members have spent an average of **16 years** on either MFIN or Medallion Bank boards combined.

- **3 of 8 board members are Murstein family members** and the current Lead "Independent" Director had previously been on the Medallion Bank board for **19 years** – the Board is not truly independent.

- The current Board lacks current consumer finance experience and is ill-equipped to advise on a fast-changing, competitive world.

- **Both ZimCal's candidates have excelled professional and academically** and take their fiduciary responsibility very, very seriously.

- Both ZimCal's candidates have been **leaders in current and former organizations**, most of which have been substantially larger than MFIN and with far greater complexity.

- In the last crisis, the Board failed MFIN's stockholders and did not take its risk management oversight role seriously. We believe that in the next downcycle, MFIN needs a Board that is asking the right questions and ensuring full transparency with stockholders.

3 MFIN Can Be Substantially Improved With Some Simple, Common-Sense Changes.

MEDALLION FINANCIAL CORP

INCREMENTAL (BUT CUMULATIVELY MATERIAL) IMPROVEMENTS WILL IMPROVE VALUATIONS

- Consumer lending is not rocket-science. Bad loans will destroy a lender and wipe out profits. MFIN needs to first focus on charge-offs and delinquencies, increasing productivity and lowering operating expenses.

- Extremely high executive compensation, redundant executive roles, an unnecessary and expensive Manhattan lease, and SEC-related legal fees could all be quickly addressed and would **SUBSTANTIALY** and immediately boost earnings to stockholders.

- **Elevating technology to a core competency** and applying it to boost productivity, monitor credit risk, improve servicing outcomes, inform underwriting decisions , inform rates and reduce losses would allow MFIN to compete with the best lenders in the space.

- **Improved internal and external disclosures around loan performance** would allow investors to regain faith in MFIN's ability to handle future credit concerns or crises. This would also help the Board better monitor performance and risk.

- MFIN needs to stop the "sales pitch" and provide complete and accurate disclosures that provide valuable context. MFIN seems to assume that its analysts and stockholders are ignorant and cannot identify easily disprovable statements.

- The current Holding Company structure adds on elevated risks given high operating expenses and expensive financing at the Holding Company. Despite "record earnings" **MFIN has increased expensive borrowing** at the Holding Company.

Vote for Our 2 Exceptional Candidates That Will Ensure Transparency And Who Will Act in the Best Interests of ALL Stakeholders.

MEDALLION FINANCIAL CORP

Vote **FOR Stephen Hodges** and **Judd Deppisch** to support change and unlock MFIN's potential.

Vote **WITHHOLD** against Robert Meyer and David Rudnick.

- If you have not voted, we urge you to **vote for our candidates today using the WHITE universal proxy card**.
- If you have previously submitted a Blue proxy card sent to you by, or on behalf of, Medallion Financial Corp., you can change your vote, voting a later dated WHITE universal proxy card online or by mail. Only your latest dated proxy will be counted.
- Visit www.restoretheshine.com/vote for how to support our candidates.
- Visit www.restoretheshine.com for more details, citations and sources.

Vote For Our Nominees To Ensure The Board Has the Requisite Experience and Independence To Improve MFIN And Help Increase its Value.

MEDALLION FINANCIAL CORP



Stephen Hodges

ZIMCAL ASSET MANAGEMENT OSP O'BRIEN-STALEY PARTNERS CARVAL

- Stephen Hodges is the founder of ZimCal Asset Management LLC; ZimCal is the manager and co-founder of BIMIZCI Fund LLC and Warnke Investments LLC.
- Mr. Hodges has over 19 years of experience as both a lender and debt investor.
- Mr. Hodges has extensive experience investing in community and regional banks and has invested in over 100 banks around the country and met with over 200 bank management teams.
- Mr. Hodges' skill-set lies in proactively identifying areas of risk, particularly credit risk, and decisively acting to reduce or mitigate those risks.
- Prior to ZimCal, Mr. Hodges worked as a Managing Director and Director for two investment firms, one large and one mid-sized, focused on opportunistic credit investments.
- Mr. Hodges worked for seven years for two commercial banks in a variety of different departments, including consumer lending, and was promoted to Vice President.
- Mr. Hodges is currently on the Board of Trustees for Centre College and serves on its governance and investment committees, amongst other roles.
- Mr. Hodges was awarded an MBA with Honors from the University of Chicago, Booth School of Business with Concentrations in Analytical Finance and Accounting.
- He received a BSc in Economics from Centre College.



Judd Deppisch

nelnet Capital One BMO Capital Markets

- Judd Deppisch is the Chief Investment Officer for Nelnet Financial Services, the asset management/capital allocation division of Nelnet.
- Mr. Deppisch joined Nelnet Financial Services in April, 2023 and is responsible with capital deployment across financial assets and helping to advise on financial strategies for Nelnet's business units.
- Prior to Joining Nelnet, Mr. Deppisch was a Managing Director and the Head Consumer Lender Banking, Financial Institutions Group for Capital One for approximately 5 years. As the line of business head, Mr. Deppisch oversaw the establishment of the business strategy, the significant growth of a client and lending book and the development of advisory and capital market capabilities.
- Mr. Deppisch was also an asset-backed securitization banker for approximately 15 years at BMO Capital Markets, most recently as a Managing Director. His experience includes both principal and third-party financings, spanning a variety of asset classes.
- Mr. Deppisch began his career at Bank One/Banc One Capital Markets, where he completed a rotational analyst program and spent approximately 2 years as a sell-side Investment Grade corporate fixed income analyst.
- Mr. Deppisch received an MBA from the Kellogg School of Management.
- He graduated Cum Laude from Miami University with a BS in Finance and is a CFA® Charterholder.